Form 20-F
period 2019-12-31
China Liberal Education Holdings Ltd
filed 2020-06-29
CIK 1775085

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 20-F

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _____________.

OR

☐     SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: -

China Liberal Education Holdings Limited
(Exact name of Registrant as Specified in its Charter)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

Room 1618 Zhongguangcun MOOC Times Building,

18 Zhongguangcun Street, Haidian District

Beijing, People’s Republic of China 100190

(Address of Principal Executive Offices)

Jianxin Zhang, Chief Executive Officer

Tel: +86-10-6597-8118

Room 1618 Zhongguangcun MOOC Times Building,

18 Zhongguangcun Street, Haidian District

Beijing, People’s Republic of China 100190

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	CLEU	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 5,000,000 ordinary shares, par value $0.001 per share, as of December 31, 2019.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐    No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐    No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐    No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐     No ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

EXPLANATORY NOTE

On March 31, 2020, the Securities and Exchange Commission (the “SEC”) declared effective the Registration Statement on Form F-1 (Commission File No. 333-233016) (“Form F-1 Registration Statement”) of China Liberal Education Holdings Limited, a limited liability company organized under the law of Cayman Islands.

Rule 15d-2 (“Rule 15d-2”) under the Securities Exchange Act of 1934, as amended, provides generally that if a company’s registration statement under the Securities Act of 1933, as amended, does not contain certified financial statements for the company’s last full fiscal year preceding the year in which the registration statement becomes effective then the company must, within the later of 90 days after the effective date of the registration statement or four months following the end of the registrant’s latest full fiscal year, file a special financial report furnishing certified financial statements for the last full fiscal year, meeting the requirements of the form appropriate for annual reports of that company. Rule 15d-2 further provides that the special financial report is to be filed under cover of the facing sheet of the form appropriate for annual reports of the company.

The Form F-1 Registration Statement did not contain the certified financial statements of China Liberal Education Holdings Limited for the year ended December 31, 2019; therefore, as required by Rule 15d-2, China Liberal Education Holdings Limited is hereby filing its certified financial statements with the SEC under cover of the facing page of an annual report on Form 20-F.

2

Table of Contens

INTRODUCTION

“We,” “us,” “our,” or the “Company” are to China Liberal Education Holdings Limited, a Cayman Islands exempted company with limited liability, and its Affiliated Entities, as the case may be. Unless the context otherwise requires, in this annual report on Form 20-F references to:

•	“Affiliated Entities” are to our subsidiaries;

•	“Boya Hong Kong” are to China Boya Education Group Co., Limited, a Hong Kong limited liability company;

•	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

•	“China Liberal” are to China Liberal Education Holdings Limited, a Cayman Islands exempted company with limited liablity;

•	“China Liberal Beijing” or “PRC Subsidiary” are to China Liberal (Beijing) Education Technology Co., Ltd., a PRC limited liability company and our operating subsidiary;

•	“Company,” “we” and “us” are to one or more of China Liberal Education Holdings Limited, and its Affiliated Entities, as the case may be;

•	“EAP” are to Australia English for Academic Purposes, which prepares international students for vocational or tertiary-level study in Australia and other contexts where English is the language of instruction, and it aims to develop student awareness, knowledge and skills in the use of English as the language of teaching and learning in a vocational and/or university environment;

•	“FMP” are to Fuzhou Melbourne Polytechnic;

•	“FPEC” are to Fujian Preschool Education College;

•	“FUT” are to Fujian University of Technology;

•	“IELTS” are to International English Language Testing System, an international standardized test of English language proficiency for non-native English language speakers, and accepted by most Australian, British, Canadian and New Zealand academic institutions;

•	“IGEC” are to International General Education Courses, a Sino-foreign joint education program developed and introduced by the Chinese Service Center for Scholarly Exchange, a public organization under the Ministry of Education of the PRC, in order to improve the overall reform and internationalization of PRC’s higher education;

•	“ISEC” are to International Scholarly Exchange Curriculum, a PRC government sponsored and highly profiled program affiliated with the China Scholarship Council directly under the Ministry of Education in the PRC;

•	“NZTC” are to New Zealand Tertiary College;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“shares,” “Shares,” or “Ordinary Shares” are to the ordinary shares of the Company, par value US$0.001 per share;

•	“Sino-foreign Jointly Managed Academic Programs” are to education programs offered by joint ventures of the PRC and foreign institutions;

•	“TOEFL” are to Test of English as Foreign Language, an international standardized test of English language proficiency for non-native English language speakers, and commonly accepted by American academic institutions;

•	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States; and

•	“Yi Xin BVI” are to Yi Xin International Investment Limited, a company incorporated in the British Virgin Islands.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2019, 2018, and 2017.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

U.S. Dollar Exchange Rate	December 31, 2019	December 31, 2018	December 31, 2017
At the end of the period - USD: RMB	US$1=RMB 6.9680	US$1=RMB 6.8776	US$1=RMB 6.5074
Average rate for the period - USD: RMB	US$1=RMB 6.9088	US$1=RMB 6.6163	US$1=RMB 6.7578

We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated above, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains ‘forward-looking statements’ within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve substantial risks and uncertainties. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our mission, goals and strategies;

•	The impact of COVID-19 on our operations;

•	our future business development, financial conditions and results of operations;

•	the expected growth of the PRC study abroad consulting and training services industry in China;

•	our expectations regarding demand for and market acceptance of our services;

•	our expectations regarding our relationships with our clients and partners;

•	competition in our industry;

•	our proposed use of proceeds; and

•	relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Other sections of this annual report include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from, or worse than, what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The insurance industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of the Ordinary Shares. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we refer to in this annual report and exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. Selected Financial Data

The selected consolidated statements of operations data for the years ended December 31, 2017, 2018, and 2019, and balance sheet data as of December 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1.

You should read the following summary consolidated financial data in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of the results for any future periods.

Selected Statements of Operations Information

	For the years ended December 31,
	2019	2018	2017

Revenue	$5,255,810	$4,808,993	$3,885,886
Cost of revenue	3,360,694	2,702,297	2,161,322
Gross profit	1,895,116	2,106,696	1,724,564

Operating expenses
Selling expenses	593,215	704,060	541,424
General and administrative expenses	783,241	579,500	408,762
Total operating expenses	1,376,456	1,283,560	950,186

Income from operations	518,660	823,136	774,378

Other income
Interest income	6,120	88,926	70,743
Other income, net	69,162	180,191	187,794
Total other income, net	75,282	269,117	258,537

Income before income taxes	593,942	1,092,253	1,032,915

Income tax provision	156,038	167,813	158,109

Net income	437,904	924,440	874,806
Less: net income attributable to non-controlling interest	-	81,779	5,800
Net income attributable to China Liberal Education Holdings Limited	$437,904	$842,661	$869,006

Other comprehensive income (loss)
Total foreign currency translation adjustment	(78,171)	(260,983)	238,632
Total comprehensive income	359,733	663,457	1,113,438
Less: comprehensive income (loss) attributable to non-controlling interest	-	(22,871)	198
Comprehensive income attributable to China Liberal Education Holdings Limited	$359,733	$686,328	$1,113,240

Earnings per share
Basic and diluted	$0.09	$0.17	$0.17

Weighted average number of ordinary shares
Basic and diluted	5,000,000	5,000,000	5,000,000

(1)	Earnings per share is calculated by dividing net income attributable to the equity holders of our company by the weighted average number of ordinary shares outstanding during each of the periods reported. The weighted average ordinary shares outstanding during the respective periods have been retrospectively adjusted to reflect the issuance of 5,000,000 ordinary shares in July 2019 as part of the reorganization of the Company.

Selected Balance Sheets Information:

	As of December 31,
	2019	2018	2017

Cash	$1,702,279	$2,077,166	$7,970
Total current assets	5,685,160	4,249,214	4,498,419
Total non-current assets	1,167,980	1,718,391	752,935
Total current liabilities	1,667,815	716,026	640,361
Net assets	5,179,975	5,251,579	4,610,993
Total shareholder’s equity	$5,179,975	$5,251,579	$4,610,993

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business

We partner with a limited number of Chinese host universities for certain Sino-foreign Jointly Managed Academic Programs and our revenues are highly concentrated from a limited number of major partners. If we are not able to continue to secure agreements with some or all of our existing partners, or secure new agreements with additional partners, our results of operations and financial condition may be materially and adversely affected.

Our revenues generated under Sino-foreign Jointly Managed Academic Programs represented 72.6%, 50.1% and 47.3% of our net revenues for the years ended December 31, 2017, 2018 and 2019, respectively. Although we continue to introduce new projects and to diversify our core business, the Sino-foreign Jointly Managed Academic Programs we actively service still generated a majority of our net revenues. In addition, for 2017, 2018 and 2019, we generated a vast majority of our Sino-foreign Jointly Managed Academic Program revenues from two major partners, Fuzhou Melbourne Polytechnic, or FMP and Minjiang University. We expect that this line of business will continue to generate consistent annual net revenue for the next few years. As other lines of business are making significant progress contributing to the annual net revenue, the contribution of annual net revenue from this line of business, as a percentage of annual net revenue, will proportionately reduce. Although in absolute term, we expect the annual net revenue contribution to remain consistent. During the years ended December 31, 2017 and 2018, we operated five such programs with four universities. However, we have ceased to provide services in connection with two of the existing programs because we assessed that these two programs are not profitable. More specifically, we have ceased to offer our courses under the International Scholarly Exchange Curriculum program with Fujian University of Technology, or the FUT ISEC Program, after the then existing students graduated in July 2018. We also have ceased to offer our courses under the New Zealand Tertiary College Program with Fujian Preschool Education College, or the NZTC Program, after the then existing students graduated in July 2019. Despite our long term working relationships with FMP and Minjiang University, one or more of these universities may decide to terminate their agreements with us and discontinue our cooperation for reasons such as expiration of Sino-foreign program permits, a change or expiration of programs, students’ inability to achieve the targeted level of language proficiency, undersubscription of students due to a global economic down-turn or otherwise, or simply decline to renew the agreements upon their expiration. If any of these situations occur, we cannot assure you that we will be able to timely secure other cooperation agreements with other programs, if at all, and therefore, our results of operations and financial condition may be materially and adversely affected.

The services we provide under the Sino-foreign Jointly Managed Academic Programs may be subject to regulatory and policy changes, as well as the continuous approval of and supervision by relevant PRC authorities.

We provide services to Sino-foreign Jointly Managed Academic Programs offered by our partner schools. According to PRC laws and regulations, schools offering Sino-foreign Jointly Managed Academic Programs are required to obtain permits to operate schools from the relevant education authorities or the authorities that regulate labor and social welfare in the PRC, depending on the type of diploma or degrees granted. The Sino-foreign Jointly Managed Academic Programs we service are subject to approvals by the Ministry of Education, or MOE. Additionally, these programs are subject to continuous supervision by relevant PRC authorities, including the MOE, the Ministry of Human Resources and Social Security and their local counterparts. Such supervision may include a verification system for the foreign degrees/diplomas awarded by Sino-foreign Jointly Managed Academic Programs, and an annual report system and periodic evaluation system for those Sino-foreign institutions and programs that offer undergraduate or higher degrees.

In 2018, the MOE approved the termination of certain Sino-foreign Jointly Managed Academic Programs as a move to improve quality, tighten regulatory control, and promote reforms in China’s educational systems. Such actions were taken because problems had appeared in institutions and projects (none of which we service) that were previously approved by the relevant authorities. These problems included insufficient utilization of high quality educational resources, low instructional quality, weak specialized capabilities in academic departments, lack of content-based development mechanisms, low student satisfaction and poor attractiveness of programs. These problems made it difficult for those institutions and projects to continue operating and they were therefore closed down. This action by the MOE was taken to close down institutions and projects that were originally approved but at the time of termination did not have enrolled students any more. Thus, this action was also taken to improve the overall quality of the industry. In light of this, Fujian Province, the province where all of the Sino-foreign Jointly Managed Academic Programs we service are located, set a minimum score for English (as a subject) for those students who are applying for any four-year Sino-foreign joint programs that offer undergraduate degrees. As a result of these new regulatory controls and policy adjustments, even though none of the programs we service were terminated by MOE, overall student recruiting and enrollment under our Sino-foreign Jointly Managed Education Programs was negatively impacted, because some potential candidates could not meet the minimum score for English. For example, student enrollments under our joint education programs with Strait College of Minjiang University actually decreased by 300 students from 2017 to 2018 and by 108 students from 1,605 students in 2018 to 1,497 students in 2019 due to lower student quota given by Strait College of Minjiang University and it is unlikely to lower student quota further as it has reached the desired teacher student ratio. We cannot assure you that the local government in Fujian Province or the MOE will not set an even higher eligibility standard for students to enroll in these joint education programs in the future, in which case our student enrollment numbers, result of operations and financial conditions may be negatively impacted.

Our partnering schools have the ability to withhold our portion of tuition payments in certain circumstances, and to the extent that our portion is withheld, our revenue, results of operations and financial condition may be materially and adversely affected.

Our results of operations are directly affected by the level of the tuition we charge to our students. Typically, students pay to the Sino-foreign Joint Managed Academic Programs tuition fees ranging from RMB15,000 (approximately US$2,268) to RMB28,000 (approximately US$4,233) per student per academic school year. Our contracts with host Chinese universities/ colleges are fixed price contracts, pursuant to which, we are to receive a fixed portion of tuition for services rendered. As a result of us servicing our partnering schools, we are entitled to receive approximately 30% to 50% of such student tuitions depending on the relevant Sino-foreign Joint Managed Academic Programs. Our contracts with Chinese host universities/colleges provide that (1) the host universities/colleges will withhold the tuition collected from students for one to three months after the academic school year starts in September, and then remit the portion of tuition fees to us after the student headcounts have been finalized, and (2) the portion of tuition fee that we are entitled to receive is calculated based on the final actual number of students retained with the universities/colleges after any student dropout has been adjusted. Accordingly, any tuition refund has already been deducted by host universities/colleges before we receive our portion of the tuition fees. For accounting purposes, at the beginning of each academic school year, we initially accrue the estimated refund based on an historical 1% student dropout rate, and make subsequent true-up adjustments after the final number of students retained with the host universities/colleges is determined. Such adjustments were immaterial for the years ended December 31, 2017, 2018 and 2019.

However, our ability to receive our portion of tuition fee from Chinese host universities/colleges largely depends on whether Chinese host universities/colleges are satisfied with our teaching services, or whether we can maintain positive communication with Chinese host universities/colleges to resolve any service deficiency on a timely manner. Any extended tuition withholding or delayed tuition payment to us from Chinese host universities/colleges due to our service deficiency, may materially affect our revenue, results of operations and financial condition.

We rely heavily on the continuous reputation of our partnering schools in order to attract and maintain a significant number of students enrolled in our courses offered in these schools.

We partner with schools to provide courses within Sino-foreign Jointly Managed Academic Programs, including offering language courses and/or major specific courses to their students who intend to study abroad. These schools then pay us directly based on the headcount of the students enrolled in the Sino-foreign Jointly Managed Academic Programs. If these schools experience a decrease in the number of their enrolled students due to student or parent dissatisfaction, negative publicity, poor track records, or other disruption of their reputation out of our control, they may experience withdrawals of currently enrolled students and a decrease in the enrollment of perspective students, which could in turn materially and adversely affect our results of operations and financial condition.

If one or more of the Sino-foreign Jointly Managed Academic Programs were to lose their Sino-foreign program permits, our results of operations and financial condition may suffer substantially.

Universities or colleges who host Sino-foreign programs in the PRC are required to obtain and maintain Sino-foreign program permits from the appropriate education authorities at the PRC central government, provincial, municipal or local level, depending on the certifications required to offer these programs. We cannot assure you that the Sino-foreign Jointly Managed Academic Programs we service will maintain their permits in good standing within the permit periods, or that these permits will be renewed or extended after the permit periods. If one or more of the Sino-foreign Jointly Managed Academic Programs were to lose their Sino-foreign program permits and we are not able to timely secure new partnering programs, our results of operations and financial condition may suffer substantially.

Our track record of successfully assisting students to obtain student visas to study abroad may fall and satisfaction with our consulting services may otherwise decline.

The success of our business depends on our students’ ability to obtain student visas for their overseas study. Although almost all of our students were granted student visas in the past for countries including Italy, Germany, Japan, England, Russia, United States of America and Australia, we cannot ensure that our students will be granted student visas and be accepted to overseas schools at rates we have experienced in the past, and parents and students may not be satisfied with our ability to help students gain admission to universities. Further, as a result of the COVID-19 pandemic, application of student visa for these countries are currently suspended. Any such negative developments could result in a student’s withdrawal or decrease in future enrollment, and therefore, our business, financial condition and results of operations may be materially and adversely affected.

Changes to immigration policies in the countries our students plan to attend schools in may negatively affect our results of operations and financial condition.

A significant portion of our business relies upon our students’ confidence in, among other things, their ability to obtain student visas from the countries they intend to study in, including Italy, Germany, Japan, England, Russia, United States of America and Australia. We cannot assure you that immigration policies of the popular destination countries among our students will remain the same or become friendlier to overseas students, and there is no assurance that our students will be granted visas to study in the countries of their choices. Further, we cannot ensure that visas already granted by destination countries will not be cancelled by such destination countries, particularly in light of changes in foreign and domestic policies and politics. Further, as a result of the COVID-19 pandemic, application of student visa for these countries are currently suspended. Any such negative developments could result in a student’s withdrawal or decrease in future enrollment, and therefore, our business, financial condition and results of operations may be materially and adversely affected.

If we fail to increase student enrollments, our net revenues may decline, and we may not be able to maintain growth.

Our growing one-on-one consulting services offered to students (mostly art students) generate revenue from the tuition we collect from these students. It is critical for us to enroll prospective students in a cost-effective manner. Some of the factors, many of which are largely beyond our control, could prevent us from successfully increasing enrollments of new students in a cost-effective manner, or at all. These factors include, among other things, (i) reduced interest in the degrees, professions or schools which our services are targeting (art and computer science); (ii) improved quality and number of art schools in the PRC; (iii) the inability of students to pay tuition; (iv) increasing market competition, particularly price reductions by competitors that we are unable or unwilling to match; and (v) adverse changes in relevant government policies or general economic conditions. If one or more of these factors reduce market demand for our services, our student enrollments could be negatively affected or our costs associated with student acquisition and retention could increase, or both, any of which could materially affect our ability to grow our gross billings and net revenues. These developments could also harm our brand and reputation, which would negatively impact our ability to expand our business.

If fewer Chinese students, particularly art students, choose to study abroad, demand for our international program may decline.

One of the principal drivers of the growth of our business is the increasing number of Chinese students, particularly art students who choose to study abroad, reflecting the growing Chinese students demand for higher education in overseas countries. As such, any restrictive changes in immigration policy, terrorist attacks, geopolitical uncertainties, international conflicts involving countries of popular demand, and global pandemics such as the ongoing outbreak of the coronavirus disease 2019 could make it more difficult for Chinese students to obtain student visas to study overseas, or decrease the appeal of studying in such countries to Chinese students. Any significant changes in admission standards adopted by overseas educational institutions could also affect the demand for overseas education by Chinese students. Additionally, Chinese students may also become less attracted to studying abroad for other reasons, such as improving domestic educational or employment opportunities associated with increased economic development in China. These factors could cause declines in the demand for our international program, which may adversely affect our revenue and profitability.

We face risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt our operations.

In the past, China has experienced significant natural disasters, including earthquakes, extreme weather conditions, as well as health scares related to epidemics, and any similar event could materially impact our business in the future. If a disaster or other disruption were to occur in the future that affects the regions where we operate our business, our operations could be materially and adversely affected due to loss of personnel, damages to property and insufficient student enrollments. Even if we are not directly affected, such a disaster or disruption could affect the operations or financial condition of our ecosystem participants, which could harm our results of operations.

Our business could be affected by public health epidemics. If any of our employees or if one or more of our students who receive our services in person (for example, those students who enrolled in our one-on-one consulting services program) is suspected of having contracted a contagious disease, we may be required to apply quarantines or suspend our operations. Furthermore, any future outbreak may restrict economic activities in affected regions, resulting in reduced business volume, temporary closure of our offices or other disruptions of our business operations and adversely affect our results of operations.

The outbreak of the novel coronavirus, commonly referred to as “COVID-19” as significantly affected business and other activities within China, including travel restrictions or quarantines within China, and postponement of the spring semester of 2020. Additionally, countries that our students will study in, including Italy and Germany are currently affected by COVID-19, which led to measures taken by the respective governments trying to contain the spread of COVID-19, such as a lockdown, closure of schools and travel restrictions. Additional travel and other restrictions may be put in place to further control the outbreak. These measures may result in less demand for our services, suspension of our one-on-one consulting services, as well as postponement of payment from our partnering schools. Students seeking to enroll in international educational institutions may choose to remain in China, thereby not seeking our services. In addition, the execution of our smart campus contracts and collection of the payment may be delayed. Accordingly, our business, results of operations and financial condition may be adversely affected.

Due to the continuous and rapid development of the COVID-19 outbreak, which was categorized as a pandemic by the World Health Organization on March 11, 2020, the potential negative impact of COVID-19 outbreak on our business is currently unknown.

Our smart campus solutions may not be accepted by the intended users of our products, which could harm our future financial performance.

There can be no assurance that our smart campus solutions systems will achieve wide acceptance by our intended users, including management, teachers, and students of our current and future partnering schools. The degree of acceptance for products and services based on our technology will also depend upon a number of factors, such as whether we are able to meet and exceed the expectation of our uses in speed and safety, availability of various functions, user-friendliness and the ability to integrate different user platforms and data. Long-term subscription of our products and services will also depend, in part, on the capabilities and operating features of our products and technologies as compared to those of other available products and services. As a result, there can be no assurance that currently available solutions will be able to achieve revenue growth or profitability, which could harm our future financial performance.

We depend upon the development of new solutions and enhancements to existing solutions for our current and future partnering schools. If we fail to predict and respond to emerging technological trends and clients’ and intended users’ changing needs, our operating results and market share may suffer.

The market for our smart campus solutions is characterized by rapidly changing technology, evolving industry standards, new product introductions, and evolving methods of building and maintaining our products. Our operating results depend on our ability to develop and introduce innovative products and to maintain the integrated system we have implemented. The process of developing new technology, including Software as a Service, or SaaS model cloud computing technology, more programmable, flexible and virtual networks, and technology related to other market transitions, such as security, digital transformation and IoT and IoE (Internet of Everything), and cloud, is complex and uncertain, and if we fail to accurately predict clients’ and intended end users’ changing needs and emerging technological trends our business could be harmed.

We may need to commit significant resources, including monetary investments and developer personnel to developing new products before knowing for sure whether such investments will result in products the intended end users’ will accept. Similarly, our business could be harmed if we fail to develop, or fail to develop in a timely fashion, offerings to address other evolving needs, or if the offerings addressing these other transitions that ultimately succeed are based on technology, or an approach to technology, different from ours. In addition, our business could be adversely affected in periods surrounding the launch of new products if customers delay their purchasing decisions to evaluate the new product offerings.

Furthermore, we may not execute successfully on our vision or strategy because of challenges with regard to product planning and timing, technical hurdles that we fail to overcome in a timely fashion, or a lack of necessary resources. This could result in competitors, some of which are technology giants in the PRC, providing those solutions before we do, which in turn, causes us loss of market share, revenue, and earnings.

Historically, the gross margin from the smart campus solutions line of business was lower than our other lines of business, and we cannot assure you that such line of business will be profitable in the foreseeable future, if at all.

While the gross margin from the smart campus solutions line of business was 29.4% in the fiscal year ended December 31, 2019, historically, it was lower than our other lines of business, with gross margin of 6.5% in 2017 and 19.7% in 2018. This is due to the nature of the smart campus solutions business, that is, higher cost associated with the customization of software, higher hardware facilities and device costs, and higher investment into the research and development of the technology serving the smart campus solutions. We cannot assure you that the profit margin will become higher in the future. Therefore, there can be no assurance that we can generate income from the smart campus solutions line of business, or that any income that we achieve can be sustained.

We provide our smart campus solutions to a limited number of universities, and if we are not able to continue to secure agreements with some or all of these universities, or secure new agreements with other universities, our results of operations and financial condition may be materially and adversely affected.

Currently, we provide our smart campus solutions to 22 universities for hardware and software build-out, equipment procurement and installment services. However, one or more of these universities may decide to terminate their agreements with us for reasons such as dissatisfaction of our services, a change of programs or curriculum, hiring of in-house tech support personnel, or simply not to choose us as their service provider after a project is completely. If any of these situations occur, we cannot assure you that we will be able to timely secure other service agreements with other universities, if at all, and therefore, our results of operations and financial condition may be materially and adversely affected.

Our reputation in the job readiness training market relies heavily upon the student-employees trained by us remaining in their respective positions and performing in a satisfactory manner, which is not within our control. If these student-employees are not able to stay in their respective positions for a reasonable amount of time or are consistently not able to meet the employers’ criteria, our reputation in the job readiness training market may suffer.

While our job readiness training services are highly tailored in order to train the student-employees to meet the specific requirements of our contracted employers, there may be situations not within our control which may lead to a student-employee’s leaving his/her position before the end of required length of services. Such situations may include a student-employee’s voluntary resignation without good reason or his/her violation of the employer’s internal guidelines and rules. Although such situations are not within our control, our reputation may be damaged if similar situations occur repeatedly.

We have grown steadily and expect to continue to invest in our operations for the foreseeable future. If we fail to manage this growth effectively, the success of our business model will be compromised.

We have experienced steady growth in net revenues in recent years, primarily driven by the diversifying of our core business while leveraging our network of trusted schools. Our net revenues grew by 23.8% from RMB26.3 million ($3,885,886) in 2017 to RMB31.8 million ($4,808,993) in 2018 and further increased by 9.3% to RMB36.3million ($5,255,810) in 2019.

Our growth may place a significant strain on our sales and marketing capacities, administrative and operating infrastructure, facilities and other resources. To maintain our growth, we need to continue to acquire more partnering Sino-foreign programs or institutes, enroll more students, increase our academic and administrative faculty, as well as further developing and strengthening our software and systems. We will also be required to refine our operational, financial and management controls and reporting systems and procedures. If we fail to efficiently manage this expansion of our business, our costs and expenses may increase more than anticipated and we may not successfully attract a sufficient number of students and qualified academic and administrative faculty in a cost-effective manner, respond to competitive challenges, or otherwise execute our business plans. In addition, we may, as part of carrying out our growth strategies, adopt new initiatives to offer additional course packages and educational content and to implement new pricing models and strategies. We cannot assure you that these initiatives may achieve the anticipated results. These proposed changes may not be well received by our existing and prospective students, in which case their experience with our education services may suffer, which could damage our reputation and business prospect.

Our ability to effectively implement our strategies and manage any significant growth of our business will depend on a number of factors, including our ability to: (i) effectively market our products and services to potential partners and students with sufficient growth potential; (ii) develop and improve educational content to appeal to existing and prospective partners and students; (iii) maintain and increase our student enrollments; (iv) effectively recruit, train and motivate a large number of new employees, including our faculty members, foreign teachers and sales and marketing personnel; (v) successfully implement enhancements and improvements to our software and systems; (vi) continue to improve our operational, financial and management controls and efficiencies; (vii) protect and further develop our intellectual property rights; and (viii) make sound business decisions in light of the scrutiny associated with operating as a public company. These activities require significant capital expenditures and investment of valuable management and financial resources, and our growth will continue to place significant demands on our management. There are no guarantees that we will be able to effectively manage any future growth in an efficient, cost-effective and timely manner, or at all. Our growth in a relatively short period of time is not necessarily indicative of results that we may achieve in the future. If we do not effectively manage the growth of our business and operations, our reputation, results of operations and overall business and prospects could be negatively impacted.

If we are unable to conduct sales and marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

We rely heavily on our sales and marketing efforts to increase student enrollment. Our sales and marketing expenses consist primarily of employee salaries and student enrollment. We incurred approximately $541,424, $704,060 and $593,215, respectively, in selling expenses in 2017, 2018 and 2019. We expect our selling expenses to continue to increase in the future as we further expand our operations.

Our sales and marketing activities may not be well received by the market and may not result in the levels of sales that we anticipate. We also may not be able to retain or recruit a sufficient number of experienced sales and marketing personnel, or to train newly hired sales and marketing personnel, which we believe is critical to implementing our sales and marketing strategies cost-effectively. Further, sales and marketing approaches and tools in China’s private education market are evolving rapidly. This requires us to continually enhance our sales and marketing approaches and experiment with new methods to keep pace with industry developments and student preferences.

Failure to engage in sales and marketing activities in a cost-effective manner may reduce our market share, cause our revenues and gross billings to decline, negatively impact our profitability, and materially harm our business, financial condition and results of operation.

Part of our core business is seasonal and we have increased risk from disruption during peak periods which makes our operating results difficult to predict.

We derive a significant portion of our net revenues from our Sino-foreign Jointly Managed Academic Programs, which typically occur around the commencement of an academic year in October and November. In addition, we typically see a “rush” to subscribe to our one-on-one consulting services by art students in June to December due to the annual registration cycle of overseas art schools, and thus, our net revenues from this core business fluctuate substantially accordingly. In addition, payments from our technology consulting services provided under the smart campus solutions typically settle at the end of a calendar year. Any shortfalls or disruptions in our operations during these peak periods, therefore, will have a disproportionately large impact on our annual operating results and the potential future growth of our business.

As a result of this seasonality, which corresponds to the academic calendar, our revenues fluctuate significantly quarter to quarter depending upon the timing of where we are in our “rush” cycle and sequential quarter-over-quarter comparisons of our revenues and operating results are to some extent not likely to be meaningful. In addition, our operating results from these two core businesses for any given quarter cannot be used as an accurate indicator of our results for the year. In particular, we anticipate that our ability to accurately forecast financial results for future periods will be most limited at the time we present our third quarter financial results, which will generally occur after the “rush” to subscription to our one-on-one courses in the spring and precede the fall academic year.

We base our operating expense budgets on expected net revenue trends. Operating expenses, similar to revenues and cost of revenues, fluctuate significantly quarter to quarter due to the seasonality of our business and are generally higher during the first and second quarters as we incur marketing expense in connection with our peak periods before the registration deadlines for art schools overseas as well as at the beginning of each academic year in the PRC. As a result, sequential quarterly comparison of our financial results has not been meaningful. We expect our seasonality to shift as a result of our continuous diversifying of our business by offering and maintaining our smart campus solution. Further, a portion of our expenses, such as office space lease obligations and personnel costs, are largely fixed and are based on our expectations of our peak levels of operations. Nonetheless, we expect to continue to incur significant marketing expenses during peak periods and to have fixed expenses for office space and personnel and as such, we may be unable to adjust spending quickly enough to offset any unexpected revenues shortfall. Accordingly, any shortfall in net revenues may cause significant variation in operating results in any quarter.

We face regulatory risks and uncertainties surrounding PRC laws and regulations governing the education industry in general, including the amendments to the Implementation Rules for the Law for Promoting Private Education.

Our provision of Overseas Study Consulting Services offering language and art training to students, is not considered running a private school, as advised by Tian Yuan Law Firm, our PRC legal counsel, because we are not currently engaging in education that would lead to the issuance of a diploma, pre-school education, study assistance to students enrolled to take examinations for specific courses in order to obtain college degrees without attending conventional classroom-based universities, other cultural education or training of professional skills, or vocational qualifications, and thus, we are not a private school. Therefore, we are not required to hold a private school permit required under the Law for Promoting Private Education (2018) and the Implementation Rules for the Law for Promoting Private Education (2004) (collectively, “Private Education Law”).

Nevertheless, we cannot assure you that the MOJ Draft Amendments will be adopted into law in its entirety without any revisions. Therefore, we cannot assure you that we will not be required to obtain a private school operating permit in the future. If the PRC government requires us to obtain a private school operating permit, and if we fail to do so and still operate the school, we may be subject to monetary fines up to five times the illegitimate gains generated from the provision of training services without a proper license, other administrative sanctions, such as being ordered to stop conducting our educational activities, refund tuition payments to the students, or criminal liabilities, for our lack of a private school operating permit.

We may also be subject to regulatory requirements that are more stringent than the ones currently applicable to us, including those relating to sales and marketing, courses and educational content offerings, teachers’ qualification, as well as tuition fee rates and tuition refund policies, or laws and regulations that require us to obtain and maintain additional licenses and permits, and we may incur substantial expenses or alter or change our business to comply with these requirements.

We face regulatory risks and uncertainties associated with our teachers’ lack of teaching qualifications.

Pursuant to the Detailed Rules for the Implementation of Supervision and Administration of For-profit Private Schools issued by the Ministry of Education, the Ministry of Human Resources and Social Security and the then State Administration for Industry and Commerce (the “Detailed Rules”), teachers employed by a for-profit private school shall obtain teaching licenses or hold relevant professional skill qualifications. The Detailed Rules do not specifically provide whether “teachers”, “tutors”, or however they may be called in practice (collectively, “teachers”) of non-school tutoring institutions shall obtain teaching licenses or other relevant teaching qualifications. However, the Detailed Rules require that for-profit private tutoring institutions shall also be regulated by reference to the Detailed Rules. Further, PRC laws and regulations do not explicitly set forth what “relevant professional skill qualifications” other than teaching licenses the teachers in private schools or tutoring institutions shall obtain. In practice, there may be various interpretations and implementations by local education authorities as to whether and what qualifications are to be obtained by such teachers.

As advised by Tian Yuan Law Firm, our PRC counsel, we do not believe that we are subject to the regulations of for-profit private schools because we do not provide education for diploma, pre-school education, study assistance to students enrolled to take examinations for specific courses in order to obtain college degrees without attending conventional classroom-based universities, other cultural education or training of professional skills, or vocational qualifications. However, since we also deliver language and art training to prepare students for their studies abroad, we may be deemed a for-profit tutoring institution by local education authorities. In such case, we may be subject to the Detailed Rules, and thus, our teachers may be required to obtain relevant professional skill qualifications by local education authorities. Although we have been maintaining high standards to recruit skilled and qualified employees, we cannot assure you that the teachers responsible for the foregoing language and art training would obtain all relevant qualifications required by local education authorities from time to time.

As of the date of this annual report, we have not received any notice of warning or been subject to any penalties or disciplinary action from government authorities due to the teachers’ lack of qualifications. In the event that our teachers are required by laws or local education authorities to obtain certain specific qualifications, we may not be able to ensure that our teachers do so timely, if at all. Therefore, we may be ordered to rectify such noncompliance or subject to penalties under the then-effective PRC laws and regulations, in which case our business may be disrupted, and our financial condition, reputation and prospects would be materially and adversely affected.

Our failure to obtain and maintain approval and permit related to publishing and selling our textbooks could have a material adverse impact on our business, financial conditions and results of operations.

Pursuant to PRC laws and regulations related to publication, the publication and sale of our textbooks require government approval and permit, even though we limit the use of our textbooks to students enrolled under some of our Sino-foreign Jointly Managed Academic Programs. We have not applied for such government approval or permit. Although we are a course provider printing and distributing our own teaching materials at a small scale without obtaining any permit for publication and distribution, and although as of the date of this annual report, we have not been subject to any fines or other form of regulatory or administrative penalties or sanctions due to the lack of any the above-mentioned approvals or permits, we cannot guarantee that the government authorities will not impose any penalties or sanctions on us in the future for any incompliance in the past, which may include fines, mandates to remedy any violations, confiscation of the gains derived from the services for which approval or permit is required, an order to cease to provide such services and/or criminal liabilities, in which case, we could be subject to operational disruption and our financial condition and results of operations could be adversely affected.

We have a limited history of operating some of our business lines.

We have been operating the Sino-foreign Jointly Managed Academic Programs since 2011. However, we have only been offering one-on-one consulting services and technological consulting services for smart campus solutions since 2017, and job readiness training since late 2019. Our limited history of operating part or all of our business may not serve as an adequate basis for evaluating our future prospects and operating results, including gross billings, net revenue, cash flows and profitability.

We may not be able to continue to recruit, train and retain a sufficient number of qualified faculty members.

Our faculty members are key to the quality of our educational services, as well as our brand and reputation. Our ability to continue to attract faculty members with the necessary experience and qualifications is a key driver in the success of our business. We seek to recruit qualified faculty members who are dedicated to teaching and are able to stay up-to-date with ever-changing teaching methods and approaches.

Additionally, given that our services are provided to students with goals to study abroad, we tend to hire teachers with strong education background and qualifications. The market for the recruitment of faculty members in the PRC is competitive. In order to attract and recruit talents, we must provide candidates with competitive compensation packages and offer attractive career development opportunities. Although we have not experienced major difficulties in recruiting or training qualified teachers in the past, we cannot guarantee that we will be able to continue to recruit, train and retain a sufficient number of qualified faculty members in the future as we continue to expand our business, which may have a material adverse effect on our business, financial condition and results of operations.

Our failure to obtain and maintain permit related to human resources services could have a material adverse impact on our business, financial conditions and results of operations.

Pursuant to the Interim Regulations on Human Resources Market, effective as of October 1, 2018, any for-profit human resources service provider shall obtain approval from the administrative department of human resources and social security to conduct human resources services. We recommend foreign teachers based on certain standards found in our agreements with partner universities or programs. We recommended three foreign teachers in 2016, three foreign teachers in 2017 and one foreign teacher in 2018, which may subject us to the qualification requirements of a human resources services provider. However, we have ceased to recommend new foreign teachers since 2019. Besides, as of the date of this annual report, we have not been subject to any fines or other form of regulatory or administrative penalties or sanctions due to the lack of such approval or permit. Nevertheless, due to the broad provisions and discretionary implementation of the PRC laws, we cannot guarantee that the government authorities will not impose any penalties or sanctions on us in the future for any incompliance in the past, which may include fines, mandates to remedy any violations, confiscation of the gains derived from the services for which approval or permit is required, and/or an order to cease to provide such services, in which case, we could be subject to operational disruption and our financial condition and results of operations could be adversely affected.

Failure to adequately and promptly respond to changes in the exams our students must take or in the requirements our students must meet to pursue their desired degrees or schools could cause our education services to be less attractive to our students.

There have been continuous changes in the curriculum requirements associated with, and the format of, the exams our existing and prospective students must take to pursue their desired degrees or schools, the manner in which the exams are administered, topics frequently tested in the exams, as well as the materials and documents students must submit for admission. These changes require us to continually update and enhance our course offerings, our educational and consultancy content and our teaching methods. Any inability to track and respond to these changes in a timely and cost-effective manner would make our education services less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students without a significant decrease in our tuition.

Delays or failures in responding to issues raised by end users of our platforms could harm our operations.

The performance and reliability of our platforms used by management, teachers and students is critical to our operations and reputation. We provide our campus management, teaching and/or learning platforms to our partnering schools and we rely on our end users to promptly give us feedback regarding their user experience as well as any issues in connection with such platforms. However, there may be delay in feedback from these end users, or delay or failure on our end to address such issues. These could damage our reputation, decrease end user satisfaction, negatively impact our current coopering relationships, adversely impact our ability to attract new partners, and materially disrupt our operations. If any of these occur, our business operations, reputation and prospects could be harmed.

Our business depends on the continued success of our brand “China Liberal,” and if we fail to maintain and enhance recognition of our brand, we may face difficulty enrolling new students, and our reputation and operating results may be harmed.

We believe that market awareness of our brand “China Liberal” has contributed significantly to the success of our business. Maintaining and enhancing our brand are critical to our efforts to grow our business. Failure to maintain and enhance our brand recognition could have a material and adverse effect on our business, operating results and financial condition. We have devoted significant resources to our brand promotion efforts in recent years, but we cannot assure you that these efforts will be successful. If we are unable to further enhance our brand recognition, or if we incur excessive marketing and promotion expenses, or if our brand image is negatively impacted by any negative publicity, our business and results of operations may be materially and adversely affected.

If we fail to effectively identify, pursue and consummate strategic alliances or acquisitions, our ability to grow and to achieve profitability could be impacted.

We may from time to time engage in evaluations of, and discussions with, possible domestic and international acquisition or alliance candidates. We may not be able to identify suitable strategic alliances or acquisition opportunities, complete such transactions on commercially favorable terms, or successfully integrate business operations, infrastructure and management philosophies of acquired businesses and companies. There may be particular complexities, regulatory or otherwise, associated with our expansion into new markets, and our strategies may not succeed beyond our current markets. If we are unable to effectively address these challenges, our ability to execute acquisitions as a component of our long-term strategy will be impaired, which could have an adverse effect on our growth.

We face intense competition in our industry, which could divert student to our competitors, lead to pricing pressure and loss of market share, and significantly reduce our gross billings and net revenues.

China’s education market targeting students going overseas is intensely competitive. We compete with other Chinese education service providers engaged in Sino-foreign Jointly Managed Academic Programs and overseas study consultancy, for student enrollments and acquisition, high-quality academic and administrative faculty, and sales and marketing personnel, among other things. Some of our current and future competitors may have substantially greater name recognition and financial and other resources than we do, which may enable them to compete more effectively for potential students and decrease our market share. We also expect to face competition as a result of new entrants particularly those who provide consultancy services targeting art students.

We may not be able to compete successfully against current or future competitors and may face competitive pressures that could adversely affect our business or results of operations. The increasingly competitive landscape may also result in longer and more complex sales cycles with a prospective student or a decrease in our market share, any of which could negatively affect our gross billings and net revenues and our ability to grow our business.

If our security measures are breached or fail and result in unauthorized disclosure of data by our employees, we could lose existing partners, fail to attract new partners and be exposed to protracted and costly litigation.

Maintaining software and system security is of critical importance to our partnering schools and our end users because the system stores and transmits proprietary and confidential information, including sensitive personally identifiable information that may be subject to stringent legal and regulatory obligations. As a technology driven smart campus solutions provider, we face continuous security threats to our system, including unauthorized activity and access by our employees, system viruses, worms, malicious code and organized cyberattacks, which could breach our security and disrupt our business. We take the proprietary and confidential information of our Company, our partners and our end users seriously. Each of our employees is required to sign and is abide by an employment agreement that contains standard confidentiality agreements. Our employees are also required to attend internal continuing training sessions. Additionally, our research and development personnel regularly monitor and maintain our software and system. We intend to, in the near future, establish a team of maintenance personnel to conduct real-time monitoring. These measures, however, may not be as effective as we anticipate. If our security measures are breached or fail as a result of third-party action, employee error, malfeasance or otherwise, we could be subject to liability or our business could be interrupted, potentially over an extended period of time. Any or all of these issues could harm our reputation, adversely affect our ability to maintain existing partners or attract prospective partners, or subject us to third-party lawsuits, regulatory fines or other action or liability. Further, any reputational damage resulting from breach of our security measures could create distrust of our company by prospective partners or investors. We may be required to expend significant additional resources to protect against the threat of these disruptions and security breaches or to alleviate problems caused by such disruptions or breaches.

We rely heavily on Aliyun, a cloud-based server provider to provide server service to us. Any interruption to such service could significantly disrupt our operations.

A vast majority of our data, codes and solutions is stored on the cloud-based service platform, Aliyun, we subscribe to. Although the use of such service is perceived to have lower risks than a conventional physical server, we may still face risks such as closure or discontinuity of services without adequate notice, financial difficulties (such as bankruptcy) faced by the server provider or their contractor(s), or any system vulnerability or security risk that are not timely fixed by Aliyun, which may have negative effects on our business, the nature and extent of which are difficult to predict.

Privacy concerns could limit our ability to collect and leverage our user data and disclosure of user data could adversely impact our business and reputation.

In the ordinary course of our business and in particular in connection with the technological consulting services provided under smart campus solutions, we collect and utilize data supplied by our users. We currently face certain legal obligations regarding the manner in which we treat such information. Increased regulation of data utilization practices, including self-regulation or findings under existing laws that limit our ability to collect, transfer, integrate and use data, could have an adverse effect on our business. Failure to comply with these obligations could subject us to liability, and to the extent that we need to alter our business model or practices to adapt to these obligations, we could incur additional expenses.

Our success depends on the continuing efforts of our senior management team and other key employees.

We depend on the continued contributions of our senior management and other key employees. The loss of the services of any of our senior management or other key employees could harm our business. Competition for qualified talents in the PRC is intense. If one or more of our senior management or other key employees are unable or unwilling to continue in their present positions, we may not be able to find replacements in a timely manner, or at all, and our business may be disrupted. Moreover, if any member of our senior management team or any of our other key personnel joins a competitor or forms or invests in a competing business, we may lose student enrollment, qualified teaching faculty members and other key sales and marketing personnel to our competitors. Our future success is also dependent on our ability to attract a significant number of qualified employees and retain existing key employees. If we are unable to do so, our business and growth may be materially and adversely affected. Our need to significantly increase the number of our qualified employees and retain key employees may cause us to materially increase compensation-related costs, including share-based compensation.

We may from time to time be subject to infringement claims relating to intellectual properties of third parties.

We cannot assure you that our course offerings, educational contents, textbooks, software and platforms do not or will not infringe upon copyrights or other intellectual property rights held by third parties. We may encounter disputes from time to time over rights and obligations concerning intellectual properties, and we may not prevail in those disputes.

We have adopted policies and procedures to prohibit our users, students and employees from infringing upon third-party copyright or intellectual property rights. However, we cannot ensure that they will not, against our policies, use third-party copyrighted materials or intellectual property without proper authorization. We may incur liability for unauthorized duplication or distribution of materials posted used in our classes or posted on our platforms. Any intellectual property infringement claim could result in costly litigation and divert our management attention and resources, which in turn could negatively affect our business, financial condition and prospect.

If we fail to protect our intellectual property rights, our brand and business may suffer.

We rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Although we seek to obtain copyright or trademark protection for our intellectual property when applicable, it is possible that we may not be able to do so successfully or that the copyright or trademark we have obtained may not be sufficient to protect all of our intellectual property rights. In particular, we rely, to a significant extent, upon our educational content developed in-house, including textbooks and teaching materials, course syllabi and outlines, quiz banks, and teaching notes, to provide high-quality education services. Additionally, we have developed and will continue to develop and maintain our copyrighted software offered within our smart campus solution. Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy or duplicate our intellectual property or otherwise use our intellectual properties without obtaining our consent. For example, unauthorized third parties may use our “China Liberal” brand to operate similar businesses, or to make illegal copies of our textbooks and teacher materials for market resale. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot be certain that the steps we have taken will effectively prevent misappropriation of our intellectual properties. If we are not successful in protecting our intellectual property rights, our business and results of operations may be adversely affected.

Our end users may engage in intentional or negligent misconduct or other improper activities or misuse our software and systems, which could harm our brand and reputation.

We are exposed to the risk of fraud or other misconduct committed by the end users of our software and systems. The PRC laws governing the fair use of these third-party materials are imprecise and adjudicated on a case-by-case basis, which makes it challenging for us to adopt and implement policies governing these practices. We could, as a result, incur liability to third parties for the unauthorized duplication, distribution or other use of these materials. Any such claims could subject us to costly litigation and impose a significant strain on our financial resources and attention of management personnel regardless of whether the claims have merit. Additionally, we may be required to alter or cease our uses of such materials, which may include changing or removing content from courses or altering the functionality of our platform, or to pay monetary damages. Fraud or other misconduct by our students, employees or third parties may also involve engaging in unauthorized misrepresentation to our potential students and misappropriating third-party intellectual property and other propitiatory rights during marketing activities, misusing sensitive personal information of our students, and engaging in bribery or other unlawful payments, any of which could result in customer complaints, regulatory and legal liabilities, as well as serious harm to our brand and reputation.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal controls over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements as of December 31, 2019 and for the year ended December 31, 2017 and 2018, we and our independent registered public accounting firm identified four material weaknesses in our internal control over financial reporting and other control deficiencies as of December 31, 2019. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to (i) a lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements; (ii) a lack of sufficient documented financial closing policies and procedures; (iii) a lack of independent directors and an audit committee; (iv) lack of risk assessment in accordance with the requirement of COSO 2013 framework and (v ) a lack of an effective review process by the accounting manager which led to material audit adjustments to the financial statements.

Following the identification of the material weaknesses and control deficiencies, we plan to take remedial measures including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control; and (iv) appointing independent directors, establishing an audit committee, and strengthening corporate governance.

The implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct theses material weaknesses or our failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, require that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2020. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our Ordinary Shares, if and when they trade. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

Failure to qualify for or obtain any preferential tax treatments that are available in China could adversely affect our results of operations and financial condition.

The modified Enterprise Income Tax Law, effective on February 24, 2017, or the EIT Law, and its implementation rules generally impose a uniform income tax rate of 25% on all enterprises, but grant preferential treatment to “high and new technology enterprises strongly supported by the state,” or HNTEs, to enjoy a preferential enterprise tax rate of 15%. China Liberal Beijing is currently accredited as an HNTE. According to the relevant administrative measures, to qualify as an “HNTE,” China Liberal Beijing must meet certain financial and non-financial criteria and complete verification procedures with the administrative authorities. Continued qualification as an HNTE is subject to a three-year review by the relevant government authorities in China, and in practice certain local tax authorities also require annual evaluation of the qualification. In the event that China Liberal Beijing fails to obtain accreditation as HNTE or does not complete the verification procedures with the local tax authorities, it will be subject to the standard PRC enterprise income tax rate of 25%.

We incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NASDAQ, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our Board of Directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We may grant share incentives, which may result in increased share based compensation expenses.

We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we may grant share-based awards in the future. As a result, we may start to incur expenses associated with share-based compensation, which may have an adverse effect on our results of operations.

Failure to make adequate contributions to various government-sponsored employee benefits plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to specified percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where our employees are based. The requirements of employee benefit plans have not been implemented consistently by the local governments in China given the different levels of economic development in different regions. We did not pay, or were not able to make, certain social insurance or housing fund contributions for all of our employees and the amount we paid was lower than the requirements of relevant PRC regulations. Our failure in making contributions to social security and housing providence fund plans and in complying with applicable PRC labor-related laws may subject us to penalties and/or late payment fees, as the case maybe, in addition to the payment of outstanding contributions for these plans, e.g., the failure to contribute full payment to the social security funds and subsequent refusal to make up the payment within specified time limit may lead to fines amounting to one to three times the unpaid amount. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected. In addition, to the extent that we can make a reasonable estimate of the liability arising from our failure in making full contributions to various employee benefit plans, we record a related contingent liability. However, the amount of our estimates may be inaccurate, in which case our financial condition and cash flow may be adversely affected if we were to pay late fees or fines in relation to the underpaid employee benefits.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The currently effective PRC Labor Contract Law was first adopted on June 29, 2007 and later amended on December 28, 2012. The PRC Labor Contract Law has reinforced the protection of employees who, under the PRC Labor Contract Law, have the right, among others, to have written employment contracts, to enter into employment contracts with no fixed term under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. Furthermore, the PRC Labor Contract Law sets forth additional restrictions and increases the costs involved with dismissing employees. To the extent that we need to significantly reduce our workforce, the PRC Labor Contract Law could adversely affect our ability to do so in a timely and cost-effective manner, and our results of operations could be adversely affected. In addition, for employees whose employment contracts include noncompetition terms, the PRC Labor Contract Law requires us to pay monthly compensation after such employment is terminated, which will increase our operating expenses.

In addition, we are required by PRC laws and regulations to maintain social insurance registration and open housing fund accounts with the relevant governmental authorities and pay for various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. If we fail to make adequate social insurance and housing fund contributions, we may be subject to fines and legal sanctions, and our business, financial condition and results of operations may be adversely affected. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing the prices of our products and services, our financial conditions and results of operations would be materially and adversely affected.

We may not be able to renew leases or control rent increases at our existing locations at reasonable terms.

We lease all real properties used by us, except our Hangzhou office, where we are allowed to use the office free of charge because of our cooperation relationship with China Academy of Art. We lease the space we use as our headquarters from Beijing Sino-U.S. Star International Film & Television Culture Media Co., Ltd.; it is also currently the location where we provide one-on-one consultancy services, as well as the location we intend to host our school in the near future. The term of this lease is for four years, expiring May 31, 2022, and is renewable upon six-month notice by the Company. However, there is no assurance that the lessor will agree to renew the lease at the level of rent or at a price that is acceptable to us.

Similarly, the lease for our Fuzhou location requires us to re-negotiate in order to keep this lease, and the lease for our Ji’nan location does not set forth terms and provisions relating to renewal. Therefore, there is no assurance that the lessors of these locations will agree to sign new leases with us at the level of rent or at a price that is acceptable to us, if at all.

There is also no assurance that China Academy of Art will continue to allow us to use their office free of charge. As a result, we may fail to reach agreements for rental prices or otherwise fail to continue to lease or use one or more of these properties. We may be forced to relocate the affected operations to a new location or pay substantially higher rent, which could involve substantial rent increases and material business interruptions.

In addition, we cannot assure you that the lessors or the owner of our offices have duly obtained the title certificates of the properties subject to our leases or otherwise have the right to lease the properties. If any of our leases or our rights to occupy and use were terminated as a result of challenges by third-parties or governmental authorities, we may be forced to relocate the affected operations and incur significant expenses. There is no assurance that we may find suitable replacement sites in a timely manner on terms acceptable to us.

As of the date of this annual report, we are not aware of any actions, claims or investigations being contemplated by or pending before any governmental authorities with respect to our leased or occupied properties. We have not received any notice of claim from any third-party for our use of such leased or occupied properties. However, if any of these risks materializes, our business, financial condition and results of operations may be materially and adversely affected.

Accidents or injuries may occur at our properties, which could affect our reputation and student retention and enrollment.

We could be held liable for the accidents or injuries or other harm to students or other people at our locations, including those caused by or otherwise arising in connection with our facilities or employees. We could also face claims alleging that we were negligent, provided inadequate maintenance to our facilities or supervision to our employees and therefore should be held liable for accidents or injuries suffered by our students or other people at our schools. Our schools may be perceived to be unsafe, which may discourage prospective students from enrolling in our services. Although we maintain certain liability insurance, this insurance coverage may not be adequate to fully protect us from these kinds of claims. In addition, we may not be able to obtain liability insurance in the future at reasonable prices or at all. A liability claim against us or any of our employees could adversely affect our reputation and student enrollment and retention. Even if unsuccessful, such a claim could create unfavorable publicity, cause us to incur substantial expenses and divert the time and attention of our management.

We currently do not have any business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, we do not have any liability, business interruption, litigation or property insurance coverage for our operations in China. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

Risks Related to Our Corporate Structure

The beneficial owners have substantial influence over our Company. Their interests may not be aligned with the interests of the Company and our other shareholders, and these beneficial owners, if voting as a group, could prevent or cause a change of control or other transactions that could be beneficial to our Company and other minority shareholders.

As of the date of this annual report, our beneficial owners Ngai Ngai Lam, Choi Sio Peng, Yuk Sing Lai and Lin Ailian beneficially own an aggregate of approximately 3,621,380 Ordinary Shares, or approximately 57% of our outstanding Ordinary Shares.

Accordingly, these beneficial owners could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these beneficial owners will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. The interests of these beneficial owners may differ from the interests of our other shareholders. The concentration in the ownership of our Ordinary Shares may cause a material decline in the value of our Ordinary Shares. For more information regarding our beneficial owners and their affiliated entities, see “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

In the event we are presented with business combination opportunities, we may be unable to complete such transactions efficiently or on favorable terms due to complicated merger and acquisition regulations and certain other PRC regulations

On August 8, 2006, six PRC regulatory authorities, including MOFCOM, the State Assets Supervision and Administration Commission, SAT, the State Administration for Industry and Commerce, CSRC and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which became effective on September 8, 2006 and were amended in June 2009. The M&A Rules, governing the approval process by which foreign investors merge with PRC business entities or acquire PRC assets and/or equity interests in PRC business entities, require the PRC parties to make a series of applications and supplemental applications to PRC government authorities, depending on the structure of the transaction. In some instances, the application process may require presentation of economic data concerning a transaction, including appraisal of the target business and evaluation of the acquirer, which are designed to allow the government to assess the transaction. Accordingly, due to the M&A Rules, our ability to engage in cross-border business combination transactions has become significantly more complicated, time-consuming and expensive, and we may not be able to negotiate a transaction that is acceptable to our shareholders or sufficiently protect their interests in such transaction.

The M&A Rules allow PRC government agencies to assess the economic terms of a business combination transaction. Parties to a business combination transaction may have to submit to MOFCOM and other relevant government agencies an appraisal report, an evaluation report and the acquisition agreement, all of which form part of the application for approval, depending on the structure of the transaction. The M&A Rules also prohibit a transaction at an acquisition price obviously lower than the appraised value of the PRC business or assets in order to prevent disguised transfer of capital from China to foreign countries, and in certain structures, among others, in the structures where foreign investors merge with Chinese enterprises and establish foreign-invested enterprises, require that considerations must be paid within defined periods, generally not in excess of a year after the business license of the foreign-invested enterprise has been issued. In addition, the M&A Rules also limit our ability to negotiate various terms of the acquisition, including aspects of the initial consideration, contingent consideration, holdback provisions, indemnification provisions and provisions relating to the assumption and allocation of assets and liabilities. Transaction structures involving trusts, nominees and similar entities are prohibited. Moreover, the Anti-Monopoly Law of the People’s Republic of China, effective as of August 1, 2008, and relevant implementation rules require that the MOC be notified in advance of any of concentrations of undertaking if certain turnover thresholds are triggered. Besides, Notice of the General Office of the State Council on the Establishment of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, issued on February 3, 2011 and became effective on March 3, 2011 establishes a security review system for merger and acquisition of domestic companies by foreign investors. These security review rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. Therefore, such regulation may impede our ability to negotiate and complete a business combination transaction on legal and/or financial terms that satisfy our investors and protect our shareholders’ economic interests.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to convene a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares representing in aggregate not less than one third of our voting share capital in issue, to convene a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least ten clear days is required for the convening of our general meetings. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third in nominal value of the total issued voting shares in the Company.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

The SEC, the U.S. Department of Justice and other U.S. authorities may also have difficulties in bringing and enforcing actions against us or our directors or executive officers in the PRC. The SEC has stated that there are significant legal and other obstacles to obtaining information needed for investigations or litigation in China. China has recently adopted a revised securities law that became effective on March 1, 2020, Article 177 of which provides, among other things, that no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without governmental approval in China, no entity or individual in China may provide documents and information relating to securities business activities to overseas regulators when it is under direct investigation or evidence discovery conducted by overseas regulators, which could present significant legal and other obstacles to obtaining information needed for investigations and litigation conducted outside of China.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in the PRC. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in the PRC generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over the PRC’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in the PRC, in the policies of the Chinese government or in the laws and regulations in the PRC could have a material adverse effect on the overall economic growth of the PRC. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in the PRC, which may adversely affect our business and operating results.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters generally. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in the PRC. However, the PRC has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in the PRC. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, these regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in the PRC may be protracted, resulting in substantial costs and diversion of resources and management attention.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.

We conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, our CEO, Mr. Jianxin Zhang and our CFO, Mr. Wenhuai Zhuang reside within China for a significant portion of the time and are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside the PRC. In addition, the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in the PRC of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

We may rely on dividends and other distributions on equity paid by our PRC Subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC Subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business.

We rely principally on dividends and other distributions on equity from our PRC Subsidiary for our cash requirements, including for services of any debt we may incur.

Our PRC Subsidiary’s ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC Subsidiary to pay dividends to its respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC Subsidiary is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Our PRC Subsidiary, as a Foreign Invested Enterprise, or FIE, is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our PRC operating subsidiary incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC Subsidiary to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under the PRC law, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC industry and commerce authorities.

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application through our office automation system and the application will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of our PRC operating subsidiary. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take significant corporate or legal actions, which could involve significant time and resources to resolve and divert management from our operations.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC Subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC Subsidiary, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in China, capital contributions to our PRC Subsidiary are subject to the approval of or filing with the Ministry of Commerce, or MOFCOM or its local branches and registration with a local bank authorized by the State Administration of Foreign Exchange, or SAFE. In addition, (i) any foreign loan procured by our PRC Subsidiary is required to be registered with SAFE or its local branches and (ii) our PRC Subsidiary may not procure foreign loans which exceed the difference between its total investment amount and registered capital, or 2.5 times of the amount of the PRC Subsidiary’s net assets, whichever is larger. As of the date of this annual report, such maximum amount of foreign loans that our PRC Subsidiary is allowed to procure, based on the audited net asset value of our PRC Subsidiary as of December 31, 2019, is RMB42,120,949 (approximately $6,044,912). For more information on restrictions and limitations on the amount of loans, please see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on loans to and direct investment in the PRC entities by offshore holding companies”. Any medium or long-term loan to be provided by us to our PRC operating entity, i.e., China Liberal Beijing, must be registered with the NDRC and the SAFE or its local branches. We may not be able to complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by us to our PRC Subsidiary. If we fail to complete such registrations, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective in June 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. As this circular is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange related rules. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds of our initial public offering to fund our PRC operating subsidiary, to invest in or acquire any other PRC companies through our PRC Subsidiary, which may adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on exchange rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi solely to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, however, this appreciation halted and the Renminbi was traded within a narrow range against the U.S. dollar. Between July 2010 and November 2015, the Renminbi fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of IMF completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that effective October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows from China. This depreciation halted in 2017, and the RMB appreciated approximately 7% against the U.S. dollar during this one-year period. Since February 2018, the RMB has depreciated significantly, over 8% against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may announce further changes to the exchange rate system in the future, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces, PRC or U.S. government policies may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. The net proceeds from our initial public offering are denominated in U.S. dollars. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect the relative purchasing power of these proceeds. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of earnings from and the value of any U.S. dollar-denominated investments we make in the future.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure, if at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued the Notice of the State Administration of Taxation on Issues Concerning the Determination of Chinese-Controlled Enterprises Registered Overseas as Resident Enterprises on the Basis of Their Bodies of Actual Management, known as SAT Notice 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Notice 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we will be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of Ordinary Shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of or Ordinary Shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the Ordinary Shares.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC Subsidiary, and dividends payable by our PRC Subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the PRC EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, this rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our PRC Subsidiary is wholly-owned by our Hong Kong subsidiary. Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the tax payer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. The beneficial owner of the relevant dividends and the corporate shareholder to receive dividends from the PRC Subsidiary must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Announcement on Issues Concerning “Beneficial Owners” in Tax Treaties in February 2018, which stipulates that a “beneficial owner” means a person who owns and has the right to dispose of the income and the rights or property generated from the said income, and sets forth certain detailed factors in determining the “beneficial owner” status. In current practice, a Hong Kong enterprise must obtain a tax resident certificate from the relevant Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority. As of the date of this annual report, we have not commenced the application process for a Hong Kong tax resident certificate from the relevant Hong Kong tax authority, and there is no assurance that we will be granted such a Hong Kong tax resident certificate.

Even after we obtain the Hong Kong tax resident certificate, we are required by applicable tax laws and regulations to file the required forms and materials with the relevant PRC tax authorities to prove that we can enjoy 5% lower PRC withholding tax rate. Boya Hong Kong intends to obtain the required materials and file with the relevant tax authorities when it plans to declare and pay dividends, but there is no assurance that the PRC tax authorities will approve the 5% withholding tax rate on dividends received from Boya Hong Kong.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprise by its non-PRC holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017 and was amended in 2018. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is a transferor in such transactions, and may be subject to withholding obligations if our company is a transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC Subsidiary may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Regulation and censorship of information disseminated over the internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our website.

The PRC government has adopted regulations governing internet access and the distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, and the closure of the concerned websites. The website operator may also be held liable for such censored information displayed on or linked to the websites. If our website is found to be in violation of any such requirements, we may be penalized by relevant authorities, and our operations or reputation could be adversely affected.

Risks Related to the Trading Market

The trading price of our Ordinary Shares is likely to be volatile, which could result in substantial losses to investors.

The trading price of our Ordinary Shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our Ordinary Shares may be highly volatile for factors specific to our own operations and our industry, including the following:

•	variations in our revenues, earnings and cash flows;
•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
•	announcements of new offerings, solutions and expansions by us or our competitors;
•	changes in financial estimates by securities analysts;
•	detrimental adverse publicity about us, our services or our industry;
•	announcements of new regulations, rules or policies relevant for our business;
•	additions or departures of key personnel;
•	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our Ordinary Shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were to be involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the Ordinary Shares, the market price for the Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business. If industry or securities analysts decide to cover us and in the future downgrade our Ordinary Shares, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Ordinary Shares to decline.

The sale or availability for sale of substantial amounts of our Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of our Ordinary Shares in the public market or the perception that these sales could occur, could adversely affect the market price of our Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. The Ordinary Shares sold in our initial public offering are freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market subject to the restrictions in Rule 144 under the Securities Act and the applicable lockup agreements. In connection with our initial public offering, we, our directors, executive officers and existing shareholders have agreed, subject to certain exceptions, not to sell any Ordinary Shares for six months to one year after the effective date of our prospectus without the prior written consent of the Underwriter. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Ordinary Shares.

Techniques employed by short sellers may drive down the market price of our Ordinary Shares.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in the PRC have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in our Ordinary Shares could be greatly reduced or even rendered worthless.

Because we do not expect to pay dividends in the foreseeable future, you must rely on a price appreciation of our Ordinary Shares for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Ordinary Shares as a source for any future dividend income.

Our Board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board of Directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our Board of Directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value or even maintain the price at which you purchased our Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of NASDAQ. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq Listing Rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may, follow home country practice in lieu of the above requirements, or we may choose to comply with the Nasdaq requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Since a majority of our board of directors will not consist of independent directors, fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, the Nasdaq listing rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. The Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of Nasdaq Listing Rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. However, we may consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors.

If we are classified as a passive foreign investment company, United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or
●

The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Because our PFIC status for 2020 or any future taxable year could depend on market conditions, which have been and may continue to be unstable, we cannot express an expectation as to our PFIC status for any such year. If more than 50% of our assets are assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse US federal income tax consequences for US taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We commenced our operations in August 2011 through China Liberal Beijing.

China Liberal Education Holdings Limited, or China Liberal, was incorporated in the Cayman Islands on February 25, 2019.

On July 8, 2019, our shareholders approved a stock split of our outstanding Ordinary Shares at a ratio of 1,000-for-1, which became effective immediately. All references to Ordinary Shares, options to purchase Ordinary Shares, share data, per share data, and related information have been retroactively adjusted, where applicable, in this annual report to reflect the split of our Ordinary Shares as if it had occurred at the beginning of the earlier period presented.

On July 15, 2019, our sole director approved a stock issuance increasing our Ordinary Shares by 3,999,000 to 5,000,000, effective immediately. All references to Ordinary Shares, options to purchase Ordinary Shares, share data, per share data, and related information have been retroactively adjusted, where applicable, in this annual report to reflect the split of our Ordinary Shares as if it had occurred at the beginning of the earlier period presented.

We directly hold 100% of the equity interests of Yi Xin International Investment Limited, a company incorporated in the British Virgin Islands (“Yi Xin BVI”), which in turn holds 100% of China Boya Education Group Co., Limited, a Hong Kong limited liability company (“Boya Hong Kong”). Boya Hong Kong originally holds 91.1772% equity interests of China Liberal Beijing, our PRC operating entity. On February 1, 2019, Boya Hong Kong entered into share transfer agreements with each of the non-controlling shareholders of China Liberal Beijing and completed the acquisition of the 8.8228% non-controlling interest in China Liberal Beijing. After these transactions, Boya Hong Kong owns 100% interest of China Liberal Beijing.

On May 8, 2020, our Ordinary Shares commenced trading on the Nasdaq Capital Market under the symbol “CLEU.” We raised approximately US$6.2 million in net proceeds from our initial public offering after deducting underwriting commissions and the offering expenses payable by us.

Our principal executive office is located at Room 1618,Zhongguangcun MOOC Times Building, 18 Zhongguangcun Street, Haidian District, Beijing, PRC. Our telephone at this address is +86-10-6597-8118. Our registered office in the Cayman Islands is located at the Office of Sertus Incorporations (Cayman) Limited, Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands. We maintain a corporate website at http://www.chinaliberal.com. The information contained in our website is not a part of this annual report.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures.

B. Business Overview

Due to the significant uncertainties associated with the COVID-19 outbreak, the following does not reflect the potential impact of the risks associated with COVID-19. See “Item 3. Key Information —D. Risk Factors—We face risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt our operations” and “Item 5. Operating and Financial Review and Prospectus—COVID-19.”

Overview

We are an exempted company with limited liability incorporated in the Cayman Islands on February 25, 2019. Through our operating company China Liberal Beijing, incorporated in the PRC on August 10, 2011, we are an educational service provider operating under the “China Liberal” brand in the PRC. Our mission is to provide China’s students with the tools to excel in a global environment. We strive to meet the needs of the ever growing number of young talents in China.

We provide a wide variety of educational services and products intended to address the needs of our partnering schools and our students:

•	Services provided under Sino-foreign jointly managed academic programs (“Sino-foreign Jointly Managed Academic Programs”), which services represent the core of our business;
•	Overseas study consulting services (“Overseas Study Consulting Services”);
•	Technological consulting services provided to targeted Chinese universities to improve campus information and data management systems and optimize teaching, operating and management environment, creating a “smart campus”; these consulting services include campus intranet solution buildout, school management software customization, smart devices (mainly Internet of things, or IoT devices, extending the Internet connectivity to physical devices) installation and testing, and school management data collection and analysis, all of which can be specifically tailored to meet a client’s particular needs (“Technological Consulting Services for Smart Campus Solutions”); and
•	Tailored job readiness training to graduating students (“Integration of Enterprises and Vocational Education”), acting as the key bridge between our partner schools and employers.

We also develop and provide textbooks and other course materials to students enrolled under the Sino-foreign Jointly Managed Academic Programs to ensure the quality of students’ learning outcomes.

We started generating revenue in the year ended December 31, 2012 through our services provided under certain Sino-foreign Jointly Managed Academic Programs. We continued to maintain and expand this core business throughout the years, giving us revenues of $2,821,602, $2,410,781 and $2,484,194 for the years ended December 31, 2017, 2018 and 2019, respectively, representing 72.6%, 50.1% and 47.3% of our net revenues for those respective periods. A vast majority of these revenues derives from our two major partners, Fuzhou Melbourne Polytechnic, or FMP and Minjiang University. Additionally, since starting our Overseas Study Consulting Services in 2017, this line of business has been a source of growing revenue. We generated $60,947, $547,521 and $525,878 in revenues from our Overseas Study Consulting Services for the years ended December 31, 2017, 2018 and 2019, respectively, representing a sharp increase from 1.6% to 11.4% and to 10.0% of our total revenue of that respective year. We also started generating revenues from our Technological Consulting Services for Smart Campus Solutions business in 2017, with revenues of $950,992, $1,820,974 and $2,232,588, representing 24.5%, 37.9% and 42.4% for the years ended December 31, 2017, 2018 and 2019, respectively. Our Integration of Enterprises and Vocational Education business only started generating revenue in second half of 2019. Due to limited students enrolled for our services, for the year ended December 31, 2019, the revenue generated from this line of business was de minimis.

We started our operations in Beijing where our headquarters are located. We established our first branch in Fujian Province in 2011 and subsequently expanded to various locations in the PRC, covering the cities of Hangzhou, Fuzhou and Ji’nan on the east coast of China.

Our Services and Products

We currently primarily generate revenue from providing the following services or products:

Services Provided under Sino-foreign Jointly Managed Academic Programs

Background

Formal education in China is typically comprised of kindergarten, primary school, middle school, high school and some combination of vocational school, university, junior college, and graduate school. There are several key differences between studying at universities and junior colleges, including: (i) universities grant bachelor’s degrees to students graduating after 4 years of study, while junior colleges grant diplomas to students graduating after 3 years of study; and (ii) students enrolled in junior colleges typically obtain lower scores on the National College Entrance Examination open to most students graduating high school, and hence, are not able to meet the score threshold of a university. Nevertheless, students enrolled in junior colleges may have opportunities to transfer to a degree-based university or program, depending on the school they enroll in.

The chart below illustrates the main segments of China’s education system:

Sino-foreign Jointly Managed Academic Programs refer to education programs offered by joint ventures of the PRC and foreign institutions. There are a large number of Sino-foreign Jointly Managed Academic Programs in the PRC across all levels of education, primarily focused on undergraduate and postgraduate education, as well as diploma and non-degree higher education, and a small amount of senior secondary education programs. The Sino-foreign joint educational institutions in China usually provide various kinds of programs, including languages, liberal arts and business.

Typically, the Sino-foreign Jointly Managed Academic Programs offer degree programs to their students in the form of “2+1”, “2+2”, “3+1” or “2.5+1+1”, which enable enrolled students to study at the Chinese host universities/colleges for the first two to three years (as applicable), and finish their remaining one or two years of academic studies at the overseas partner universities.

The Sino-foreign Jointly Managed Academic Programs are unique in that the first two or three years at Chinese host universities/colleges allow students to increase their exposure to foreign textbooks and curriculums, improve their foreign language skills, and experience cross-cultural international education without leaving the country. This education model is attractive to Chinese students since they can enjoy the opportunity to study abroad within the Sino-foreign Jointly Managed Academic Programs without undergoing another lengthy admission process from a foreign university. Moreover, for students continuing their studies in a foreign country, they can benefit from their early exposure to the internationally recognized curriculum and learning environment.

Additionally, Sino-foreign Jointly Managed Academic Programs are designed to be sufficiently flexible to meet the needs of students in different majors and with different personal goals. Students may choose to finish their remaining one or two years of academic studies at the overseas partner universities, or continue their studies with the same Chinese host universities/colleges until graduation. Students enrolled in the programs can earn academic credits from both the Chinese host universities and the overseas partner universities, and can receive both Chinese and foreign diplomas/certificates when they complete their studies.

Further, this arrangement affords lower costs to students as compared with conventional full length studies for associate or undergraduate degrees overseas because the tuitions and living expenses are generally lower in China.

Services we provide under the Sino-foreign Jointly Managed Academic Programs

Under the Sino-foreign Jointly Managed Academic Programs, the Chinese host universities/colleges can utilize their existing administration ability, campus classrooms and facilities to recruit Chinese students into such programs, while leveraging the recognized name and reputation of the international partner universities.

These Sino-foreign Jointly Managed Academic Programs are required to obtain Sino-foreign cooperation education permits from the appropriate level of education authorities of the PRC, depending on the level of degrees. Applications for these permits are submitted by the programs under their own names, and we as service provider are not required to obtain permits separately.

Under the Sino-foreign Jointly Managed Academic Programs, we are responsible for one or more of the followings, depending on the terms of the agreements we have in connection with a specific program:

(1)	recommending and coordinating with accredited international universities to forge partnership with Chinese host universities/colleges to establish international education programs that offer degrees to graduating students;
(2)	developing, drafting, delivering and teaching language course content and teaching materials to improve students’ language skills to meet admission and academic standards overseas;
(3)	electing, recommending and assisting in recruiting qualified foreign faculty to teach major-specific courses or language courses at selected Chinese host universities and provide continuing support to such foreign faculty;
(4)	developing, drafting, delivering and teaching major-specific course content and teaching materials tailored towards the program course curriculum to ensure that the teaching quality and the entire program quality meet international standards, to optimize students’ learning outcome and to prepare them for further education overseas; and
(5)	providing course credit conversion services, offering students consistency and transparency in evaluating their academic achievement, and ensuring the academic credits these students earned at Chinese host universities can be recognized internationally.

Typically, students pay to the Sino-foreign Joint Managed Academic Programs tuition fees ranging from RMB15,000 (approximately US$2,153) to RMB28,000 (approximately US$4,018) per student per academic school year. As a result of performing the above-mentioned services, we are entitled to receive approximately 30% to 50% of such student tuitions. The Chinese host universities/colleges collect tuition paid by enrolled students at the beginning of each academic school year in September, and our portion is usually remitted to us by the host universities/colleagues in November of the same year.

From our inception in 2011 to December 31, 2019, we have coordinated and actively engaged in providing services under several Sino-foreign Jointly Managed Academic Programs. The following is a list of the programs we engaged in for the fiscal years ended December 31, 2017, 2018 and 2019. As of the date of this annual report, we have ceased recruitment of students to the FUT ISEC Program and NZTC Program for the reasons discussed below.

Program Name	Chinese host university/college	Launch time
(i) FMP Australia English for Academic Purposes Program (“FMP EAP Program”)	Fuzhou Melbourne Polytechnic (“FMP”) (formerly IEN College of Minjiang University, and changed its name to FMP after rebranding in January 2017)	September 2011

(ii) Fujian-Taiwan Universities English for Academic Purposes Program (“Fu-Tai EAP Program”)	Strait College of Minjiang University	September 2011

(iii) Strait College International General Education Courses Program (“Strait IGEC Program”)

Initially hosted by IEN College of Minjiang University in September 2013, then transferred to Strait College of Minjiang University after IEN College of Minjiang University rebranded to FMP in January 2017

September 2013

(iv) Fujian University of Technology International Scholarly Exchange Curriculum Program (“FUT ISEC Program”)	Fujian University of Technology	September 2013

(v) Sino-New Zealand NZTC Program (“NZTC Program”)	Fujian Preschool Education College	September 2013

(i) FMP EAP Program

We started providing our EAP language training services to FMP since September 2011 (the “FMP EAP Program”). FMP offers various Sino-foreign Jointly Managed Academic Programs (the “FMP-MP Joint Programs”) as a Sino-foreign joint education institute established between Chinese host FMP and Melbourne Polytechnic of Australia (“MP”) in Australia. FMP was formerly known as IEN College of Minjiang University, which later rebranded to Fuzhou Melbourne Polytechnic, or FMP, and became a standalone legal entity.

Students enrolled in the FMP-MP Joint Programs typically follow the “2.5+1+1” model, studying two years in FMP in the PRC, half a year language training in Australia language training school, one undergraduate year in MP to receive a bachelor’s degree and one more postgraduate year in MP to receive a master’s degree. Students who successfully follow this model will earn their diplomas from both FMP and MP upon graduation. For those students who choose not to further pursue the overseas education, they will stay with FMP for additional one year to complete the general courses education to satisfy a three-year junior college education requirement in order to obtain a diploma from FMP.

Students taking our language courses under the FMP EAP Program are typically those who have lower English proficiency and who would have difficulty in being admitted to a university overseas. However, these students benefit from the intensive English curriculum, receiving two years of Australia English for Academic Purposes, or EAP training from our teachers, with 756 class hours for their freshman year and 252 class hours for their sophomore year. Each class typically accommodates 25 to 29 students. Upon completion of two-year EAP courses, students are targeted to meet level of proficiency of 5.5 (between modest user and competent user level) on a nine-band scale in IELTS, an international standardized test of English language proficiency for non-native English language speakers, and accepted by most Australian, British, Canadian and New Zealand academic institutions, and students are expected to be ready to attend classes in MP in their major or area of focus.

Pursuant to our currently effective EAP Agreement with FMP, which covers students in graduating classes from 2019 to 2023, we are responsible for designing curriculum meeting EAP English standards, recommending and managing EAP faculty, providing a mobile learning platform to students, providing a course preparation platform to teachers, and execution and performance of the curriculum we develop. Our educational services and responsibility only cover the first two year of EAP training. Afterwards, we are not responsible for providing additional services to students, no matter whether they choose to continue to stay with FMP for one additional year for a diploma, or choose to pursue the overseas study in Australia for higher education.

Our EAP faculty under the FMP EAP Program consists of English teachers we recommend to FMP for recruitment from overseas and in the PRC. These teachers split their teaching responsibilities depending on the requirements and nature of a specific course. For example, a spoken English course is typically staffed with native English speakers, while a reading comprehension course is typically staffed with English teachers who speak Mandarin Chinese.

The average tuition fee that FMP charges to enrolled students is RMB18,000 (USD 2,583) per student per school year. Since our services only cover the first two-year EAP courses training, we receive RMB9,000 (approximately $1,292) per student per school year for the first year and RMB3,000 (approximately $431) per student per school for the second year.

As of December 31, 2019, there were 1,179 students enrolled in the FMP EAP Program. Since 2014, we have served a total of 2,715 students (including those enrolled in IEN College of Minjiang University before the institute’s rebranding).

(ii) Fu-Tai EAP Program

We provide Fu-Tai EAP Program in connection with the Fujian-Taiwan Universities Joint Talent Training Program (the “Joint Talent Program”), established in September 2011 between Chinese host Strait College of Minjiang University and Taiwan Chinese Culture University.

The Joint Talent Program follows the “3+1” dual campuses model. Students spend the first two years and the last year of their university studies at Strait College and their third year at Taiwan Chinese Culture University. At graduation, students receive a bachelor’s degree from Minjiang University and certificate of completion or academic credit certificate from Taiwan Chinese Culture University.

Students enrolled in the Joint Talent Program receive two years of EAP training from our teachers (even if they spend three years at Strait College). These students include those who major in business and art. Students in business majors receive 360 class hours of EAP training during their first two years, and art students receive 300 class hours. Each class typically accommodates 25 to 29 students. Upon completion, the targeted level of English proficiency for average students is CET4, i.e., PRC’s College English Test Band 4, the level required to be met upon graduating a four-year university; for some students, their targeted level of proficiency can be CET6 (the level required to be met upon graduating a master’s program) or 5.5 to 6.0 (from between modest user and competent user to competent user level) in IELTS.

Pursuant to our current EAP Agreement with Strait College, which covers students graduating from 2020 to 2024, we are responsible for designing the curriculum meeting EAP English standard, recommending and managing EAP faculty, providing a mobile learning platform to students, providing a course preparation platform to teachers, and execution and performance of the curriculum we develop.

Similar to our FMP EAP Program, our EAP faculty under the Fu-Tai EAP Program consists of English teachers we recommend to Strait College for recruitment from overseas and in the PRC. These teachers split their teaching responsibilities depending on the requirements and nature of a specific course.

As of December 31, 2019, there had been 751 students enrolled in the Joint Talent Program. Since 2014, we have assisted 4,647 students.

(iii) Strait IGEC Program

The International General Education Courses (“IGEC”) program is a Sino-foreign joint education program developed and introduced by the Chinese Service Center for Scholarly Exchange (“CSCSE”), a public organization under the MOE of the PRC, in order to improve the overall reform and internationalization of PRC’s higher education. As a nationwide program, it is designed to encourage the exchange of teachers and students and the recognition of academic credits and degrees between Chinese and foreign universities. Currently there are four universities that are qualified to offer IGEC programs and we work with one of them. These participating universities have to undergo the review and approval of experts designated by CSCSE every year.

The Strait IGEC Program was launched in July 2013. Students enrolled in this program typically follow the “2+2” model which requires them to study at Chinese host Strait College for at least the first two years. Following the initial two year term, students may choose to finish their remaining two years’ academic study overseas. Students in the “2+2” model under the Strait IGEC Program can transfer their academic credits to a partner school overseas, and upon graduation, will receive bachelor’s degrees from both Strait College of Minjiang University and the foreign university. Other students may choose the “4+0” model and spend the entire four years studying at Strait College, upon which they would receive an undergraduate degree from the Chinese host Strait College of Minjiang University. For those students who choose the “4+0” model, our educational services and responsibility cover the whole four-year period.

We are responsible for offering 14 courses, including six English courses, four general knowledge courses and four major-related courses. All of these courses are provided by us and taught in English by the faculty we recommend to the program.

For the six English courses, we are responsible for designing the English intensive courses, providing the entire curriculum and teaching materials (including those for IELTS), and assisting in organizing and training the English teaching faculty, consisting of English teachers recruited from overseas and in the PRC. These six English courses are provided to students during their freshman and sophomore years, and include College Academic English Writing 1 (the general education course as required by an IGEC program), English Phonetics, Spoken English 1, Spoken English 2, Spoken English 3 and Spoken English 4. These English courses are based on English for General Purposes or everyday English, with focuses and directed by EAP, under the framework of English for Specific Purposes (a student’s major).

Students under the Strait IGEC Program are also required to complete four general knowledge courses provided by us. Depending on a student’s major, these courses can fall into categories including academic language and thinking, science, art and human science, and social studies.

The major-related courses we offer under the Strait IGEC Program are developed by adopting the major-specific curriculum systems offered at universities in the U.S. and are taught with English textbooks used by U.S. universities, with goals of strengthening academic foundations but focusing on application of knowledge. Currently, the involved majors include Economics and Accounting.

Under the Strait IGEC Program, we are responsible for promotion of the program, recruitment of students, staffing and management of foreign language teachers, and ensuring students to be connected with appropriate foreign universities in North America or Europe for the second half of their four-year studies for the “2+2” students.

The Strait IGEC Program is governed by an agreement originally signed between the Company and IEN College of Minjiang University in July 2013. After its rebranding efforts in 2017, IEN College began its operations under the name of Fuzhou Melbourne Polytechnic, or FMP and ceased to host the IGEC program, and Strait College of Minjiang University took over this agreement without modifications by an amendment to host our Strait IGEC Program. This agreement between the Company and Strait College is effective for ten years from July 8, 2013, and will be automatically renewed for another ten years if at the time of expiration Strait College is still cooperating with CSCSE to host the IGEC program going forward.

The average tuition fee that the Strait College charges to enrolled students is RMB28,000 (approximately $4,018) per school year, and we receive 35%/40% of the tuition fee. The portion of tuition fees we receive from Strait College is RMB 9,800 ($1,406) per student per school year for enrolled students for the first two years, and RMB 11,200 ($1,607) per student per school year for enrolled students for the remaining two years.

As of December 31, 2019, there had been 746 students enrolled in the Strait IGEC Program. Over the years, we have assisted the aggregate of 4,681 students.

(iv) FUT ISEC Program

The International Scholarly Exchange Curriculum (“ISEC”) program is a PRC government sponsored and highly profiled program affiliated with the China Scholarship Council (“CSC”) directly under the MOE in the PRC.

The FUT ISEC Program is governed by an agreement signed between the Company and FUT in December 2012 with a contract period of 10 years. The program officially started providing courses to students in September 2013. By adopting and utilizing English textbooks used by U.S. universities, and by implementing interactive bilingual lectures, the FUT ISEC Program focuses on integrating domestic and international curriculum systems and teaching concepts to ensure students’ exposure to international learning environment and instill in them strong English communication skills, a global vision, and team-work spirit, making them attractive to domestic and international employers, no matter which model students choose to follow.

Students enrolled in this program typically follow the “2+2” model which requires them to study at Chinese host FUT for the first two years, and finish their remaining two years’ academic study overseas. Other students may choose the “4+0” model and spend the entire four years studying at Strait College. Students in the “2+2” model under the FUT ISEC Program can transfer their academic credits to a partner school overseas, and upon graduation, will receive bachelor’s degrees from both FUT and the foreign university.

Under the FUT ISEC Program, we are responsible for promoting the program, recruiting students, staffing and managing foreign language teachers, and ensuring students are connected with the appropriate foreign universities in North America or Europe for the second half of their four-year studies. Students enrolled in the FUT ISEC Program can transfer their academic credits to a partner school overseas, and upon graduation, will receive bachelor’s degrees from both FUT and the foreign university.

We are responsible for offering 16 courses (18 for architecture majors), including six English courses, four general knowledge courses and six major-related courses (eight for architecture majors).

For the six English courses, we are responsible for providing the entire curriculum and teaching materials (for IELTS) and assisting in organizing and training the English teaching faculty to ensure the quality of English teaching. These six English courses are provided to students during their freshman and sophomore years, and include College Academic English Writing 1 (the general education course as required by an ISEC program), English Phonetics, Spoken English 1, Spoken English 2, Spoken English 3 and Spoken English 4.

Under the FUT ISEC Program, we offer major-specific courses in architecture, civil engineering and software engineering. Architecture-related courses include: Building Mechanics, Construction Materials, History of Foreign Architecture, Building Equipment, Principles of Urban Planning, Residential District Planning and Design, Landscape Design Principles, and Urban Design. Civil engineering courses include: Elements of Building Construction, Introductory Environmental Engineering, Water Resources, Safety Production Technology and Management, Water and Wastewater Transport System, and Foundation Engineering. Our software engineering-related courses include: Computer Organization, Database Management Systems, Operation Systems, Software Engineering, Computer Network Systems, and Information Security.

(v) NZTC Program

The NZTC Program was launched in September 2013 based on an exclusive agreement between the Chinese host Fujian Preschool Education College (“FPEC”) and New Zealand Tertiary College (“NZTC”). The NZTC Program provides Chinese students with the opportunity to study courses delivered by NZTC. In completing this program, students receive a Ministry of Education, or MOE Diploma in Early Childhood Education in the PRC and a certificate in Early Childhood Teaching issued by NZTC. The NZTC Program provides insightful knowledge to Chinese students as they are exposed to international perspectives and approaches in early childhood education. The NZTC Program also places great emphasis on English language skills, which are of growing importance in China for teachers and educators of young children.

Under the NZTC Program, we are responsible for designing English teaching plans and providing the entire curriculum and teaching materials (including IELTS). We provide five English courses under the NZTC Program, which are General English (Spoken English 1), General English (Spoken English 2), Academic English (Spoken English 1), Academic English (Spoken English 2), Academic English (Written English 2), and are responsible for selecting, recommending for recruitment and managing foreign faculty.

We also provide 10 major-related courses under the NZTC Program, including Introduction to Learning Online, Early Childhood Writing and Research 1 and 2, Play as a Framework for Learning, Planning and Learning, positive Chide Guidance, Early Childhood Curriculum 1 and 2, Lifespan Studies 2, and Infants and toddlers.

The NZTC Program is governed by an agreement between the Company and FPEC. The term of the agreement is from September 2016 to July 2019. This agreement was not renewed, and therefore, the contract term expired in July 2019 when all of the enrolled students graduated from FPEC.

Discontinuation of FUT ISEC Program and NZTC Program

Our programs provided under the ISEC Program and NZTC program were originally focused on improving students’ English language skills. However, due to the overall low English proficiency of the students enrolled, we noted that most students could not adapt to the high standards of an English teaching environment. As a result, we ceased to recruit and enroll new students into the FUT ISEC Program with Fujian University of Technology after the then existing students graduated in July 2018. We also made a decision to suspend our continuous recruiting efforts for the NZTC Program with Fujian Preschool Education College after the then current students graduated in July 2019.

Sales of Textbooks and Course Materials

In connection with our educational services provided to students enrolled under the Sino-foreign Jointly Managed Academic Programs, we are responsible for recommending foreign faculty to teach in Chinese host universities/colleges, and are responsible for development and delivery of major course content and teaching materials to ensure that the teaching quality meets international standards. As of the date of this annual report, we have developed and edited more than 16 English textbooks and course materials with emphasis on language training (including reading, writing, speaking and listening skills) and have distributed those to the Chinese host universities to be used in the joint education programs. We own the copyright to our textbooks.

Overseas Study Consulting Services

One-on-one Private Tutoring Model

We started offering Overseas Study Consulting Services in 2017. Our Overseas Study Consulting Services cater to students who wish to study overseas to enrich their life learning experiences and to expand their horizons and employment options. Our Overseas Study Consulting Services are typically provided under a one-on-one private tutoring model with a duration of four to six months. Most of the students who accept our services are interested in pursuing art major in foreign academic institutions. We have established and maintained a working relationship with nearly 100 foreign academic institutions globally.

We provide school and university information to our students to help them make informed decisions on the institutions to submit application to and majors to pursue. We seek to recommend the appropriate schools to our students based on their individual needs and situations.

In addition, we help our students prepare their school application packages and advise on their entire admission process. We provide services to students with respect to study plans, language training and test preparation courses to assist them in improving their foreign language skills and help them achieve higher scores in international admission and assessment tests.

Moreover, we also help students on their visa applications and related paperwork, and offer optional overseas services, such as finding accommodation and travel assistance.

For our Overseas Study Consulting Services, we charge students a one-time up-front fee based on the scope of consulting services requested by the students and recognize revenue over the service period. 90% of the service fee collected is non-refundable and is recognized ratably as revenue over the service period; while the remaining 10% of the service fee is refundable and is deferred and recognized as revenue when a student is successfully admitted by a foreign institution and a student visa is granted. For the years ended December 31, 2017, 2018and 2019, we do not have any material tuition refund to enrolled students. Our average fee charged to students under the one-on-one private tutoring model ranges from RMB38,000 (approximately $5,454) to RMB63,000 (approximately $9,041) per student. Additionally, for our students who intend to study in Italy, after arrival, they are still required to attend language schools for at least six months (up to 12 months, depending on the type of visa they hold) in Italy. Presently, we cooperate with Linguaviva Education Group, a language school and overseas service provider in Milan, to better serve these students. In return, we receive an additional $2,470 to $2,779 per student from the local partner after the student pays such local partner’s language and art related course tuition in full.

A physical location is not always needed under this one-one-one model, and when a physical location is required, services are offered at our headquarters location in Beijing.

On-campus Overseas Study Consulting Services

On January 2019, we entered into a cooperation agreement with the School of Continuing Education of Beijing Foreign Studies University for a German language program, and on November 2018, we entered into a cooperation agreement with China Academy of Art for an Italian language program, in order to provide our Overseas Study Consulting Services utilizing these partnering schools’ facilities and other hardware. Our services will be similar to those we provide under our one-on-one model, including language training, art portfolio enhancement, school application review, and visa application and interview preparation.

Pursuant to those agreements, we will not receive any service fees and generate revenue until the end of 2019. As of December 31, 2019, there were 21 students enrolled in the Beijing Foreign Studies University program, and there were 27 students enrolled in the China Academy of Art program. The service fees we expect to receive is approximated $4,101 per student per school year for Beijing Foreign Studies University and approximately $8,008 per student per school year for China Academy of Art.

Technological Consulting Services for Smart Campus Solutions

We started to provide smart campus related technological consulting services to targeted Chinese universities since 2017. Our Technological Consulting Services for Smart Campus Solutions utilize advanced information technology such as cloud computing, mobile internet, artificial intelligence and big data analytics to provide overall solutions to Chinese universities in order to improve their teaching, research, student data management, storage and processing, and campus life services, and to optimize their teaching and operating environment and improve operational efficiency. By leveraging hardware such as sensors, digital portals, electronic blackboards, smartboards, projectors, LED display panels, high definition classroom audio and sound system and other lab-based equipment, together with data management applications, our solutions are built on both software and hardware to deliver capabilities for real-time and predictive analytics, increased collaboration and performance management. By way of illustration, some of the services we provide include campus intranet solution buildout, school management software customization, smart devices (mainly Internet of things, or IoT devices, extending the Internet connectivity to physical devices) installation and testing, and school management data collection and analysis, all of which can be specifically tailored to meet a client’s particular needs.

Our Technological Consulting Services for Smart Campus Solutions agreements are primarily on a fixed-price basis. Typically, we are required to perform services including project planning, project solution and design, data management application customization, installations of hardware equipment and components for digital classrooms and academic experiment centers or labs, integration of hardware and software application, and post-contract continuous maintenance support, based on the specific needs from each customer. Upon delivery of services, project completion inspection and customer acceptance are generally required. We may also be required to provide post-completion maintenance support for a period ranging from several months to three years after customized smart campus solutions and services are delivered. Since 2017, we have successfully provided such technological consulting services to several Chines universities, including but not limit to, Fuzhou Melbourne Polytechnic, Strait College of Minjiang University, Capital Normal University, Beijing University of Chinese Medicine and University of International Business and Economics. In addition, teachers and students involved in the Sino-foreign Jointly Managed Academic Programs can access our teaching and learning platforms to enhance their respective teaching and learning experience.

Case Study: Smart Campus Solutions for FMP

Pursuant to our 2017 Smart Campus Project Agreement with FMP (the “FMP Smart Campus Agreement”), we were commissioned to design and develop a comprehensive software and hardware solution (including the SaaS-based platform we develop) to FMP to address traditional campus challenges it faced, such as low management efficiency, poor service experience, severe energy waste, weak comprehensive security, and high operational costs. Under this agreement, we retain the copyrights of the 20 software we developed for this project.

Big Data Center. Our big data center is a business systems cluster based on SaaS, or software as a service, a software licensing and delivery model in which the licensing is on a subscription basis and is centrally hosted. We developed and maintain all of the business systems, which include mobile online learning system, registrar administration system, office automation system, teaching resources database system, and human resources system. These systems are used by students, management and teachers of FMP, as the case may be. We were required to complete the development of this big data center by December 20, 2018 and will provide continuous maintenance and upgrade services until the end of 2021. As of the date of this annual report, we have already completed and delivered such big data center.

Smart Classroom. We will set up the multimedia system, recording system, internet of things system, classroom cloud desktop, wireless network coverage, speech laboratory, trapezoid classrooms, and premises distribution system for FMP.

Business Experimental Center. We will also build out the business experimental center for FMP by providing internal design installment, hardware device and teaching resources software.

Pursuant to the FMP Smart Campus Agreement, we also act as a general contractor to procure software and hardware required by the overall smart campus solution. We have entered into several procurement agreements with software providers such as e-commerce virtual simulation systems, cloud teaching systems, simulated trading analysis system, digital sandbox software, virtual business society environment comprehensive practice teaching platform.

We are paid in installments from 2019 to 2021 under the FMP Smart Campus Agreement. As of the date of this annual report, we have received the full payment from FMP for the amount due.

Integration of Enterprises and Vocational Education

In order to further diversify our business and to utilize our resources and network, we rolled out a new line of business, i.e., Integration of Enterprises and Vocational Education in late 2018. Currently, we contract with employers to provide job readiness training to graduating students from the appropriate partner schools so that such students would be better equipped to serve the employer at their respective job positions. Our training programs typically last for one month and are tailored to meet the specific requirements of the contracting employer as well as the positions to be filled.

For example, pursuant to an agreement we entered with Beijing Quanqing Xiangqian Technology Co., Ltd. (“Quanqing”) effective from January 1 to December 31, 2019 (the “Recruitment and Training Agreement”), we were engaged to train and help recruit up to 200 technical support engineers for Quanqing in 2019. Because this project was newly established and in testing phrase in 2019, the revenue generated from the program was immaterial.  The Recruitment and Training Agreement expired on December 31, 2019, and we have not entered into a new agreement with Quanqing as of the date of this annual report.

Our Recruitment Partners

We have built a network of art studios operated by entities or individuals in cities throughout China as well as overseas, including Italy, Germany, Russia and Malaysia in order to reach more potential students for our services. We have not signed any agreements with these partners, but we evaluate our cooperative relationships with them annually. Typically, these partners are allowed to charge markups to students they recruit for us, and any markups to our standard tuitions are paid to these partners as commission. Additionally, we may reward these partners with 5%-10% of our standard tuitions as additional commissions, if they recruit more than five students within one year.

Our Teachers

We maintain a database of more than 6,000 teachers across academic areas including Philosophy, Economics, Law, Education, Literature, History, Science, Engineering, Medicine, Management, Art and Language. Based on the specific needs and requirements of each school or educational institution, we are able to contact teachers listed in our database in the relevant field of education so as to recommend them to a teaching position at one of our clients. For example, pursuant to agreements related to the Sino-foreign Jointly Managed Academic Programs, we are required to staff the courses we provide to those institutions with foreign teachers that meet standards such as bachelor’s degree or higher, two or more years of experience of teaching overseas, and a TESOL (or teachers of English to speakers of other languages) certificate.

As of the date of this annual report, there are ten foreign language teachers recommend by us teaching at FMP and Strait College (including the Fu-Tai EAP Program and the Strait IGEC program).

Employees

We had 98 full-time employees as of December 31, 2019. Most of our full-time employees have signed employment agreements for three years. The Company and its employees may elect to re-negotiate and renew the employment agreements before expiration. We also hired 15 part-time financial, education or sales and marketing consultants as of December 31, 2019. The following table sets forth the number of our full-time employees, categorized by function as of December 31, 2019.

As of December 31, 2019

Management	3
Sales staff	31
Technical support staff	24
Operations staff	22
Administrative staff	18
Total	98

As required by PRC laws and regulations, we participate in various employee social security plans for our employees that are administered by local governments, including housing, pension, medical insurance and unemployment insurance. We compensate our employees with basic salaries as well as performance-based bonuses. None of our employees are represented by any collective bargaining arrangements, and we consider our relations with our employees to be good.

Seasonality

We have experienced, and expect to continue to experience, seasonal fluctuations in our operations, primarily due to seasonal changes in student enrollments. Historically, our one-on-one consulting services tend to have the largest student enrollments in our third and fourth fiscal quarters, which run from July 1 to December 31 of each year, primarily because many students enroll in our courses to prepare for admissions and assessment tests in subsequent school terms, and the Sino-foreign joint programs typically make payments to us for our language training courses in October or November based on their student enrollments in the fall.

Branding and Marketing

As part of our sales and marketing efforts, we have built a specialized art and creativity talent online-community operations team with more than 100,000 followers over several social media platforms, including Zhihu, Weibo and WeChat. These followers fall into various interest categories, such as comics, art portfolio studies, clothing design and overseas studies for art students. Overall, we have invested more than $500,000 each year in 2017 and 2018 in marketing and promotion. For the year ended December 31, 2019, we invested approximately $590,000 in marketing and promotion.

We will continue to boost our sales and marketing efforts to recruit art students in two ways: (1) ground promotion, i.e., to target local schools and art studios to promote our services in the cities or provinces of Hangzhou, Shandong, Guangzhou, Beijing, Hebei, Fuzhou and Chongqing; and (2) online promotion.

Competition

The education sector and overseas studies consulting sector in the PRC are rapidly evolving, highly fragmented and competitive. We expect competition in these sectors to persist and intensify. We face competition in each line of business, each major program we offer and each geographic market in which we operate.

Line of Business	Competitors
Services Provided under Sino-foreign Jointly Managed Academic Programs	●	China Maple Leaf Educational Systems Limited
	●	Beida Jade Bird Group
	●	Huali University Group Limited

Overseas Study Consulting Services	●	Dadi Education Holdings Limited
	●	China Media Group
	●	Beijing Lanxum Technology Holdings Limited

Technological Consulting Services Provided for Smart Campus Solutions	●	Wasu Media Holding Co., Ltd.
	●	Newcapec Electronics Co., Ltd.
	●	Zhejiang Zhengyuan Zhihui Technology Holdings Limited

Integration of Enterprises and Vocational Education	●	Shiji Dingli Holdings Limited
	●	Shanghai Xin Nanyang Angli Education Technology Holdings Limited
	●	Changsha Kaiyuan Instrument Co., Ltd.

We believe that the principal competitive factors in our markets include brand recognition, student performance track records, overall student experience, parent satisfaction, quality of teachers, ability to effectively market programs, services and products to a broad base of prospective students, effectively identifying and successfully cooperating with prominent schools, diversity of programs and products offered, and tuition fees.

We believe that our primary competitive advantages are our strong sales team, our innovative and cost-effective smart campus solutions, and experienced and visionary management team with a proven track record. However, some of our existing and potential competitors may have more resources than we do. These competitors may be able to devote greater resources than we can to the development, promotion and sale of their programs, services and products and respond more quickly than we can to changes in student demands, testing materials, admissions standards, market needs or new technologies. In addition, we face competition from many different smaller sized organizations that focus on some of our targeted markets, which may be able to respond more promptly to changes in student preferences in these markets.

Intellectual Property

Our trademarks, copyrights, domain names, trade secrets and other intellectual property rights distinguish our products and services from those of our competitors and enhance our ability to compete in our target markets. Our principal intellectual property assets consist of copyrights in our software and our textbooks. Ownership of such copyrights secures the exclusive right to publish or use the work in the PRC.

In addition, our intellectual property rights also include seven trademark registrations in the PRC and four domain names registrations. We do not own any patents.

We believe we have taken, and take in the ordinary course of business, all appropriate available legal steps to reasonably protect our intellectual property in all material jurisdictions. To protect our brand and other intellectual property, we rely on a combination of trademark, copyright, domain names, know-how and trade secret laws as well as confidentiality agreements with our employees, contractors and others. We cannot be certain that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to protect our intellectual property rights, our brand and business may suffer.”

Copyrights

As of the date of this annual report, we have registered 16 copyrights in our textbooks in the PRC, details of which are set out below:

No.	Name of Publication	Copyright Owner	Date of Completion(1)
1	EGP Listening 1	China Liberal Beijing	September 2015
2	EGP Listening 2	China Liberal Beijing	September 2015
3	EGP Speaking 1	China Liberal Beijing	September 2015
4	EGP Speaking 2	China Liberal Beijing	September 2015
5	EGP Reading 1	China Liberal Beijing	September 2015
6	EGP Reading 2	China Liberal Beijing	September 2015
7	EGP Writing 1	China Liberal Beijing	September 2015
8	EGP Writing 2	China Liberal Beijing	September 2015
9	EAP Listening 1	China Liberal Beijing	January 2016
10	EAP Listening 2	China Liberal Beijing	January 2016
11	EAP Speaking 1	China Liberal Beijing	January 2016
12	EAP Speaking 2	China Liberal Beijing	January 2016
13	EAP Reading 1	China Liberal Beijing	January 2016
14	EAP Reading 2	China Liberal Beijing	January 2016
15	EAP Writing 1	China Liberal Beijing	January 2016
16	EAP Writing 2	China Liberal Beijing	January 2016

_________

(1)	According to the PRC’s intellectual property laws, we obtain the copyrights to our textbooks upon completion.

As of the date of this annual report, we have registered 24 software copyright registration in the PRC, details of which are set out below:

No.	Software Name	Registration No.	Date of Development	Date of First Publication
1	China Liberal Cloud Classroom Management System 1.0	2016SR040754	September 30, 2015	October 1, 2015
2	China Liberal Cloud Classroom Teacher Software 1.0	2016SR046771	September 30, 2015	October 1, 2015
3	China Liberal Cloud Classroom Student Software 1.0	2016SR044977	September 30, 2015	October 1, 2015
4	China Liberal Cloud Classroom Lesson Planning System 1.0	2016SR123004	September 30, 2015	October 1, 2015
5	China Liberal Cloud Classroom Learning Statistical Data System 1.0	2016SR122336	September 30, 2015	October 1, 2015
6	China Liberal Cloud Classroom Recommendation System 1.0	2016SR130198	September 30, 2015	October 1, 2015
7	China Liberal Cloud Classroom Practice Questions System 1.0	2016SR123966	September 30, 2015	October 1, 2015
8	Pocket Classroom (Android) Software 1.0	2017SR036399	September 1, 2016	Not published
9	Pocket Classroom (IOS) Software 1.0	2017SR037051	September 1, 2016	Not published

10	Pocket Classroom (Android) Software 1.0	2017SR040835	September 1, 2016	Not published
11	Pocket Classroom (IOS) Software 1.0	2017SR040674	September 1, 2016	Not published
12	Pocket Classroom Date Management System 1.0	2017SR036411	September 1, 2016	Not published
13	China Liberal Smart Campus Registrar System (For Teacher)	2017SR712252	September 1, 2017	Not published
14	China Liberal Smart Campus Registrar System (For Student)	2017SR714193	September 1, 2017	Not published
15	My Lessons (Android) Software	2017SR710050	September 1, 2017	Not published
16	My Lessons (IOS) Software	2017SR707597	September 1, 2017	Not published
17	My Textbook (Android) Software	2017SR712427	September 1, 2017	Not published
18	My Textbook (IOS) Software	2017SR709724	September 1, 2017	Not published
19	University Students Image Big Data System	2019SR0979256	July 2, 2018	Not published
20	China Liberal Smart Campus Office Automation Management System	2019SR0023351	September 1, 2018	Not published
21	China Liberal Smart Campus Human Resources Management System	2019SR0021945	November 2, 2018	Not published
22	China Liberal IoT Attendance Management Platform	2019SR0324187	January 4, 2019	January 4, 2019
23	China Liberal Laboratory Operations and Maintenance Management Platform	2019SR03433739	March 11, 2019	March 11, 2019
24	China Liberal Laboratory Safety Management Platform	2019SR0346228	March 11, 2019	March 11, 2019

The right to publish and to monetary gains related to copyrights and software copyrights lasts for 50 years in the PRC, which will expire on December 31 of the 50th year after the date of publication. Such protection will not be extended if the textbook or software is not published within 50 years after the date of its completion or development.

Trademarks

As of the date of this annual report, we have seven registered trademarks in the PRC, details of which are set out below:

No.	Trademark	Class	Registration No.	Registration Date	Expiry Date
1		41	12291328	August 28, 2014	August 27, 2024
2		42	12291054	August 28, 2014	August 27, 2024
3		9	17328159	September 7, 2016	September 6, 2026
4		42	17328158	September 7, 2016	September 6, 2026
5		41	21854350	December 28, 2017	December 27, 2027
6		42	21854351	December 28, 2017	December 27, 2027
7		41	21869652	December 28, 2017	December 27, 2027

Domain Names

As of the date of this annual report, we have registered the following domain names in the PRC, details of which are set out below:

No.	Holder	Domain name	Registration Date	Expiry Date
1.	China Liberal Beijing	chinaliberal.com	July 30, 2013	July 30, 2022
2	China Liberal Beijing	artopia-zone.com	August 8, 2016	August 8, 2020
3	China Liberal Beijing	aeacip.com	January 10, 2019	January 10, 2021
4	China Liberal Beijing	aeacip.cn	January 10, 2019	January 10, 2021

Legal Proceedings

We are not currently a party to any litigation the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business, operating results, cash flows or financial condition.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations on Education

The principal regulations governing private education in China consist of the Education Law of the PRC, The Law for Promoting Private Education (2018) and The Implementation Rules for the Law for Promoting Private Education (2004), and the Regulations on Sino-Foreign Cooperation in Operating Schools. Below is a summary of relevant provisions of these regulations.

Education Law of the PRC

On March 18, 1995, the National People’s Congress enacted the Education Law of the PRC, which was later amended on December 27, 2015. The Education Law sets forth provisions relating to the fundamental education systems of the PRC, including a school system of pre-school education, primary education, secondary education and higher education, a system of nine-year compulsory education, a system of vocational education and a system of continuing education. The Education Law stipulates that the government formulates plans for the development of education and establishes and operates schools and other institutions of education and in principle, enterprises, social organizations and individuals are encouraged to operate schools and other types of educational organizations in accordance with PRC laws and regulations. Meanwhile, schools and other educational institutions established or run with fiscal expenses or donated assets shall not operate for profit-making purposes. The Education Law of the PRC establishes a general regulatory framework of education industry in the PRC, while specific requirements and obligations applicable to education providers are set forth in various regulations. China Liberal Beijing is not aware of any of our its current business activities being in violation of the Education Law of the PRC.

Regulations on Sino-foreign Cooperation in Operating Schools

Sino-foreign cooperation in operating schools or training programs is specifically governed by the Regulations on Operating Sino-foreign Schools, promulgated by the State Council in 2003 and amended in 2013 and 2019, respectively, in accordance with the Education Law, the Occupational Education Law and the Law for Promoting Private Education, and the Implementing Rules for the Regulations on Operating Sino-foreign Schools, or the Implementing Rules, which were issued by the MOE in 2004.

The Regulations on Operating Sino-foreign Schools and its Implementing Rules encourage substantive cooperation between overseas educational organizations with the requisite qualifications and experience in providing high-quality education and Chinese educational organizations to jointly operate schools in the PRC, with such cooperation in the areas of higher education and occupational education being encouraged. Sino-foreign cooperative schools are not permitted, however, to engage in compulsory education and military, police, political and other kinds of education that are deemed to be of a sensitive in the PRC.

Permits for Sino-foreign Cooperation in Operating Schools shall be obtained from the relevant education authorities or the authorities that regulate labor and social welfare in the PRC.

China Liberal Beijing is not required to obtain such permits. Rather, the Chinese host universities/colleges are responsible for obtaining and maintaining currently valid permits.

Regulations on Private Schools

The Law for Promoting Private Education (2018) and The Implementation Rules for the Law for Promoting Private Education (2004)

The Decision of the Standing Committee of the National People’s Congress on Amending the Law for Promoting Private Education of the PRC, has been promulgated by Order No. 55 of the President of the PRC on November 7, 2016, became effective on September 1, 2017, and later further amended on December 29, 2018 (the “2018 Private Education Law”).

The Implementation Rules for the Law for Promoting Private Education (2004) became effective on April 1, 2004 (the “2004 Implementation Rules”). Under these regulations, “private schools” are defined as schools established by social organizations or individuals using non-government funds.

In addition, private schools providing certifications, pre-school education, education for self-study aid and other academic education are subject to approval by the education authorities at or above the county level, while private schools engaging in occupational qualification training and occupational skill training are subject to approvals from the authorities in charge of labor and social welfare at or above the county level. A duly approved private school will be granted a Permit for operating a Private School, and shall be registered with the MCA or its local counterparts as a privately run non-enterprise institution.

On August 10, 2018, the Ministry of Justice, or MOJ published the draft submitted for approval for the amendment to the Implementation Rules for the Law for Promoting Private Education (the “MOJ Draft Amendments”), for public comments. The MOJ Draft Amendments stipulate that the establishment of private training and educational organizations enrolling students of kindergarten, primary school, middle and high school age and implementing activities relating to cultural and educational courses at school, or examination-related and further education-related tutoring and other cultural and educational activities, would be subject to the review and approval by education authorities at or above the county level in accordance with the Article 12 of the 2018 Private Education Law. The establishment of private training and educational organizations that implement activities aiming at essential-qualities-oriented improvement and personality development in the areas of linguistic competence, arts, physical activities, technology, and activities targeting at cultural education for adults and non-degree continuing education can apply to register as a legal person directly, i.e., there is no need to apply for approval. However, such private training and/or educational organization must not carry out the cultural and educational activities mentioned above, which requires the review and approval of the applicable education authorities.

Under the above regulations, private schools have the same status as public schools, though private schools are prohibited from providing military, police, political and other kinds of education of a sensitive nature. However, the operation of a private school is highly regulated.

The sponsors of privately-run schools may establish non-profit or for-profit privately-run schools at their own discretion. However, they are prohibited from establishing for-profit privately-run schools providing compulsory education. The sponsor of a for-profit privately-run school may gain proceeds from school running, and the cash surplus of the school shall be disposed of in accordance with the Company Law and other relevant laws and administrative regulations. Private schools are divided into two categories: non-profit privately-run school and for-profit privately-run schools.

At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equal to no less than 25% of the annual increase in the net assets of the school, if any. Private schools that do not require reasonable returns shall be entitled to the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be formulated by the finance authority, taxation authority and other authorities under the State Council. To date, however, no regulations have been promulgated by the relevant authorities in this regard.

Under the 2018 Private Education Law and the 2004 Implementation Rules, there is no explicit provisions that China Liberal Beijing is required to obtain any permit or approval for providing art or language related training courses, including a future China Liberal-branded school. Therefore, we do not believe that our business activities are in violation of the 2018 Private Education Law as in effect and the 2004 Implementation Rules, nor do we anticipate that a future China Liberal-branded school would violate such law and rules. If the MOJ Draft Amendments to the Implementation Rules are passed and adopted in their current form, it will be explicitly confirmed under these regulations that China Liberal Beijing is not required to obtain any permit or approval for the services it provides, or will provide under the China Liberal-branded school, which will further and formally confirm that our current and future business are in compliance with laws and regulations in connection with regulations on private educations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We face regulatory risks and uncertainties surrounding PRC laws and regulations governing the education industry in general, including the amendments to the Implementation Rules for the Law for Promoting Private Education.”

Regulations on Publishing and Distribution of Publications

The Administrative Regulations on Publications (2016)

In December 2001, the PRC State Council promulgated the Administrative Regulations on Publications, which became effective on February 1, 2002 and were later amended several times in 2011, 2013, 2014 and February 6, 2016 (the “Publication Regulation”). The Publication Regulations apply to publication activities, i.e., the publishing, printing, copying, importation or distribution of publications, including books, newspapers, periodicals, audio and video products and electronic publications, each of which requires approval from the relevant publication administrative authorities.

On April 13, 2005, the State Council announced a policy on private investments in China that relate to cultural matters, which affects private investments in businesses that involve publishing. The policy authorizes MOC and several other central government authorities to adopt detailed rules to implement the policy. In July 2005, MOC, together with other central government authorities, issued a regulation that prohibits private and foreign investors from engaging in the publishing business.

The Administrative Regulations on Publications Market (2016)

Subsequent to the implementation of the Publication Regulations, the GAPP issued the Administrative Regulations on Publications Market which became effective on September 1, 2003 and which were amended on June 16, 2004 and May 31, 2016. According to the Administrative Regulations on Publications Market, any organization or individual engaged in general distribution, wholesale or retail of publications shall obtain a Permit for Operating Publications. Distribution of publications in the PRC is regulated on different administrative levels. An entity engaged in general distribution of publications shall obtain such permit from the GAPP and may conduct general distribution of the publications in the PRC; an entity engaged in wholesaling of publications shall obtain such permit from the provincial counterpart of GAPP and may not engage in general distribution in the PRC; and an entity engaged in retail distribution of publications shall obtain such permit from the local counterpart of GAPP at the county level and may not conduct general distribution or wholesaling of publications in the PRC.

We are subject to these regulations on publishing and distribution of publications even though we limit the use of our textbooks to a small number of students (rather than selling to the general public). Currently, we have not applied for such approval and permit. Although as of the date of this annual report, we have not been subject to any fines or other forms of regulatory or administrative penalties or sanctions due to the lack of any the above-mentioned approvals or permits, we cannot assure you the government authorities will not impose any penalties or sanctions on us in the future for any incompliance in the past. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business—Our failure to obtain and maintain approval and permit related to publishing and selling our textbooks could have a material adverse impact on our business, financial conditions and results of operations.”

Regulations on Protection of the Right of Dissemination through Information Networks

Regulations on Protection of Information Network Transmission Right (2013)

On May 18, 2006, the State Council promulgated the Regulations on Protection of the Right of Dissemination through Information Networks, which became effective on July 1, 2006 and were later amended on January 30, 2013. The new regulations require that every organization or individual who disseminates a third party’s work, performance, audio or visual recording products to the public through information networks shall obtain permission from, and pay compensation to, the legitimate copyright owner of such products, unless otherwise provided under relevant laws and regulations. The legitimate copyright owner may take technical measures to protect his or her right of dissemination through information networks and any organization or individual shall not intentionally avoid, destroy or otherwise assist others in avoiding such protective measures unless permissible under law. The new regulations also provide that permission from and compensation for the copyright owner are not required in the event of limited dissemination to teaching or research staff for the purpose of school teaching or scientific research only. Since we are only disseminating publications to a limited number of students within the programs we service, we are not aware of any events of our business activities in violation of such regulations.

Provisions on Foreign Investment

Law of Foreign Investment (2020)

All limited liability companies and joint stock limited companies incorporated and operating in the PRC are governed by the Company Law of the People’s Republic of China, or the Company Law, which was amended and promulgated by the Standing Committee of the National People’s Congress on October 26, 2018. In the latest amendment, paid-in capital registration, minimum requirements of registered capital and timing requirements of capital contributions were abolished. Foreign invested projects must also comply with the Company Law, with exceptions as specified in foreign investment laws.

The Law of Foreign Investment was adopted by the second meeting of the 13th National People’s Congress on March 15, 2019, which became effective on January 1, 2020. On December 26, 2019, the State Council issued the Regulations on Implementing the Law of Foreign Investment of the PRC, which also came into effect on January 1, 2020. The Law of Foreign Investment and its implementation regulations replaced the trio of laws regulating foreign investment in China. The Law of Foreign Investment stipulates that, for foreign investment, the PRC implements a system of national treatment with the exception of negative list. Foreign investors are not allowed to invest in fields or sectors prohibited in the market access negative list for foreign investment. Foreign investors that intend to invest in the fields subject to access restrictions stipulated in market access negative list for foreign investment shall satisfy the conditions stipulated in such negative list. These policies also apply to enterprises with foreign investment. The PRC does not impose expropriation on foreign investment. Under special circumstances, if required due to the need of public interest, expropriation shall be imposed on foreign investment according to legal procedures, and the foreign-invested enterprises concerned shall receive fair and reasonable compensation. Foreign-invested enterprises can raise funds through public issuance of stocks, corporate bonds and other securities in accordance with the law.

With respect to the establishment and operation of wholly foreign-owned projects, or WFOE, the MOFCOM and NDRC, promulgated the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2019 Version) (the “2019 Negative List”) on June 30, 2019, which became effective on July 30, 2019. The 2019 Negative List has replaced the Special Administrative Measures for the Access of Foreign Investment (2018 Version) (the “2018 Negative List”) and serves as the main basis for management and guidance for the MOFCOM to manage and supervise foreign investments. Those industries not set out in the 2019 Negative List shall be classified as industries permitted for foreign investment. None of our four lines of business, i.e. Sino-foreign Jointly Managed Academic Programs, Overseas Study Consulting Services, Technological Consulting Services for Smart Campus Solutions, and Integration of Enterprises and Vocational Education, are on the 2019 Negative List. Therefore, the Company is able to conduct its business through its wholly owned PRC Subsidiary, China Liberal Beijing, without being subject to restrictions imposed by the foreign investment laws and regulations of the PRC.

China Liberal Beijing completed its registration as a whole foreign owned enterprise on February 1, 2019 and the Administrative Bureau for Industry and Commerce of the City of Beijing issued China Liberal Beijing the relevant business license on the same date. Overall, the Law of Foreign Investment and its implementation regulations establish the clear principle of applying national treatment to foreign-invested enterprises except those engaged in industries on the 2019 Negative List. Since our current and planned business is not on the 2019 Negative List, to the best of our knowledge, we do not anticipate the Law of Foreign Investment and its implementation regulations to create any material adverse effect to our Company’s business.

PRC Regulation of Intellectual Property Rights

The State Council and the NCAC have promulgated various rules and regulations and rules relating to protection of software in China. Under these rules and regulations, software owners, licensees and transferees may register their rights in software with Copy Protection Center of China or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections.

The PRC Trademark Law which became effective on March 1, 1983, was revised in 2001, 2013, 2019, respectively, with its implementation rules adopted in 2002 and revised in 2014, protects registered trademarks. The Trademark Office of the SAMR handles trademark registrations and grants a protection term of ten years to registered trademarks.

Regulations on Foreign Exchange

Regulations on Loans to and Direct Investment in the PRC Entities by Offshore Holding Companies

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the MOF that became effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which accordingly are foreign-invested enterprises, are considered foreign debts. Pursuant to the Measures for the Administration of Foreign Debt Registration issued by SAFE on April 28, 2013, the Notice on Matters concerning the Macro-Prudential Administration of Full-Covered Cross-Border Financing issued by the People’s Bank of China on January 11, 2017 and Notice on Adjustments to Macro-prudential Regulation Parameters for Full-covered Cross-border Financing issued by the People’s Bank of China and the State Administration of Foreign Exchange on March 11, 2020, the total amount of accumulated foreign debt borrowed by a foreign-invested enterprise is subject to a upper limit calculated based on a statutory formula, and the foreign-invested enterprise is required to file with SAFE after entering into relevant foreign debt contract and within at least three business days before drawing any money from the foreign debts.

According to applicable PRC regulations on foreign-invested enterprises, if a foreign holding company makes capital contributions to its PRC Subsidiary, which are considered foreign-invested enterprises, the PRC Subsidiary must file with the MOFCOM or its local counterpart in connection with the increase of its registered capital. The PRC Subsidiary may not procure loans which exceed the difference between its total investment amount and registered capital, or 2.5 times of the amount of the PRC Subsidiary’s net assets, whichever is larger.

Currently, China Liberal Beijing does not owe any outstanding debts to any of its offshore parent companies. For any capital contributions contributed to China Liberal Beijing by its offshore parent companies, China Liberal Beijing has obtained appropriate approval or filed with the appropriate authorities, as the case may be.

Regulations Relating to Employment and Social Insurance

Pursuant to the PRC Labor Law effective as of January 1, 1995 (as amended on December 29, 2018), and the PRC Labor Contract Law effective as of January 1, 2008 (as amended on December 28, 2012), a written labor contract shall be executed by employer and an employee when the employment relationship is established, and an employer is under an obligation to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. Moreover, all PRC enterprises are generally required to implement a standard working time system of eight hours a day and forty hours a week, and if the implementation of such standard working time system is not appropriate due to the nature of the job or the characteristics of business operation, the enterprise may implement a flexible working time system or comprehensive working time system after obtaining approvals from the relevant authorities.

Pursuant to the Social Insurance Law of China effective from December 29, 2018, and the Regulations on the Administration of Housing Accumulation Funds effective as of April 3, 1999 (as amended on March 24, 2002 and further amended on March 24, 2019), employers in China shall pay contributions to the social insurance plan and the housing fund plan for their employees, and such contribution amount payable shall be calculated based on the employee actual salary in accordance with the relevant regulations.

As of December 31, 2019, China Liberal Beijing has complied with all these regulations.

C. Organizational Structure

The following diagram illustrates our current corporate structure, which includes our significant subsidiaries as of the date of this annual report:

D. Property, Plants and Equipment

On May 20, 2020, we relocated our headquarter office to Zhongguancun of Beijing with office space of approximately 3,390 square feet and this lease will end in June 2022. We also lease three other office space in three different locations of Beijing with office space of 722 square feet which will expire in May 2021, office space of 1,098 square feet which will expire in October 2021 and four units of shared office space with yearly renewal option which will expire in December 2020. Further, we have an office space in Hangzhou City, Zhejiang Province, which is provided by our partner without charge, to support part of our sales and marketing activities. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

ITEM 4.A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included elsewhere in this annual report. This annual report contains forward-looking statements. See “Forward-Looking Information” in this annual report. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

COVID-19

In December 2019, a novel strain of coronavirus, or COVID-19, was reported in Wuhan, China. On March 11, 2020, the World Health Organization categorized it as a pandemic. In response to the COVID-19 outbreak, governments around the globe have implemented restrictive measures such as lockdowns, travel restrictions, and closures of businesses and schools. We followed the restricted measures implemented in China, by suspending in person services and having employees work remotely until April 2020, when we started to resume our normal operation.

As a result of shutdowns of public activities, severe limitations on travel and mobility, closure of schools and other pervasive mitigation efforts for purposes of exercising social distancing, we expect that our operating results and cash flows will be adversely affected. For instance, our one-on-one consulting services were suspended due to social distancing orders, we experienced delay in collecting accounts receivable from our partnering schools, and the demand for our services reduced as some students originally seeking to enroll in international educational institutions chose to remain in China, thereby not utilizing our services. The longer it takes for the infection to be contained on a global basis and the longer mitigation restrictions remain in place, the more significant the impact on our results of operations and cash flows may be.

In addition, the COVID-19 outbreak has shown to have broader macro-economic implications, including the possibility of a global recession, which could adversely impact discretionary spending and the number of students pursuing overseas educational opportunities.

In response to the significant impact of the COVID-19 pandemic, we have taken timely measures to mitigate the impact of COVID-19 on our business and or employees:

(i)	In late January 2020, as the COVID-19 outbreak started in China before the Chinese Spring Festival holiday leave, we immediately took steps to communicate with our employees to share the up-to-date and relevant information about COVID-19 among our employees, and agreed to provide financial support to our employees, such as emergency assistance and regular payroll payments during the outbreak;
(ii)	In order to ensure the safety of our employees, we provided flexible and remote work options, leveraging technology to communicate and collaborate from a distance. For employees who had to travel for personal or business purposes, we required them to perform 14-day self-isolation before returning to workplace;
(iii)	We reopened our Beijing offices in early March 2020 and we purchased and delivered to our employees medical equipment and supplies (such as thermometers, antibacterial products, masks, and gloves). We also implemented office workplace health and safety measures, including workplace entrance registration procedures for all employees and restricted office access from visitors; and
(iv)	In order to continue to deliver our services to our students, we changed classroom teaching to online teaching so as not to affect students’ learning progress. Our remote teaching services to students enabled us to ensure no student dropout during the temporary school closure period from February to until universities/colleges gradually reopened in May 2020. As a result, revenue from our Sino-foreign jointly managed academic programs was not significantly impacted by the COVID-19 outbreak and remained stable from January to May 2020 as compared to the same period of 2019. For our smart campus related technological consulting services, due to school closures, we only partially completed some contracts before the COVID-19 outbreak and have to delay the performance of the remaining contracts until these universities commence the spring semester. We timely communicated with Chinese universities/colleges to reschedule the delayed services due to government restrictions and most of these projects are expected to be completed during the summer of 2020.

As of the date of this report, the COVID-19 outbreak in China appears to have slowed down and most provinces and cities have resumed some business activities under the guidance and support of the government; however, the extent of the impact of COVID-19 on our business, operational and financial performance will depend on certain developments including the duration of the outbreak, the possibility of a second wave of infections and future demand for our services. Today, while our offices remain open and business activities have fully resumed, we are closely monitoring all developments and are following the guidelines issued by local and national health authorities. We strive to accommodate and support our employees, while also maintaining our commitments to our students and customers and keep our services on track. We are still continuing to carry out the above measures and expect the aforementioned negative impact will gradually mitigate in the future as the COVID-19 outbreak continues to become more controlled in China. Nevertheless, due to the uncertainty on future developments, which cannot be predicted with confidence at this time, we are not able to assess the overall or long-term effect the COVID-19 outbreak may have on our financial results and business operations.

Although we believe the adverse market conditions will continue to affect our business, results of operations, financial conditions and liquidity in the near-term, we are confident that our ongoing efforts to mitigate the negative impacts of COVID-19 will help us assure our growth aspects in the long run.

A. Operating Results

Key Factors that Affect Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

Demand for International Education from Chinese Students

Education services are an investment for the future. We are optimistic that the Chinese economy’s steady growth will likely drive incomes and consumption levels for Chinese citizens, who will have more capital for their children’s educations. We believe that tuition fees are impacted less by volatility in the overall economy as people in China generally cut back on other spending before they reduce spending on their children’s education.

We have benefited from Chinese students’ increasing demand for international education. Such demand is primarily driven by an increasing number of Chinese students seeking quality educations and who aspire to study abroad, which is in turn driven by factors such as: (i) an increasing number of affluent families in China, (ii) the rising recognition of the quality of higher education overseas, (iii) the emphasis placed by Chinese parents on the importance of enrollment in globally-recognized universities to improve their children’s career prospects, (iv) the value of an overseas education as a status symbol in China and (v) other economic, social and political factors. Any material change to these factors will significantly affect our operation results.

Number of Student Enrollments

Our revenues primarily consist of tuition and fees from students enrolled in the Sino-foreign Jointly Managed Academic Programs in which we are engaged to provide coordination, teaching and supporting services, as well as our consulting service fees charged to students contemplating studying abroad. The number of student enrollments is largely driven by the demand for the educational services and programs offered by us, the amount of fees we charge, the effectiveness of our marketing and brand promotion efforts, our ability to maintain the consistency and quality of our teaching, as well as our ability to respond to competitive pressures. The level of students enrolled in our Sino-foreign Jointly Managed Academic Programs, and the number of students who come to us for study abroad consulting services directly affects our revenue and profitability.

Our Tuition and Service Fees Charged

Our results of operations are directly affected by the level of the tuition and service fees we charge to our students. Under our cooperation with Chinese host universities/colleges for Sino-foreign Jointly Managed Education Programs, the Chinese host universities/colleges determine on the amount of tuitions and fees charged to enrolled students, ranging from RMB15,000 (USD2,153) per student per school year to RMB 28,000 (USD 4,018) per student per school year, depending on the applicable education programs. The total fees we receive from tuition collected by these universities and colleges varies based on the terms of our contracts with the Chinese host universities we partner with, and are based on our services rendered and can range from RMB 2,250 (USD 323) to RMB 11,200 (USD 1,607) per student per school year. With respect to Sino-foreign Jointly Managed Academic Programs, our contracts with Chinese host universities/colleges provide that (1) the host universities/ colleges will withhold the tuition collected from students for one to three months after the academic school year starts in September, and then remit the portion of tuition fees to us after the student headcounts have been finalized, and (2) the portion of tuition fee that we are entitled to receive is calculated based on the final actual number of students retained with the universities/colleges after any student dropout has been adjusted. Accordingly, any tuition refund has already been deducted by host universities/ colleges before we receive our portion of the tuition fees. Our ability to receive our portion of tuition fee from Chinese host universities/ colleges largely depends on whether Chinese host universities/ colleges are satisfied with our teaching services, or whether we can maintain positive communication with Chinese host universities/colleges to resolve any service deficiency on a timely manner. Any extended tuition withholding or delayed tuition payment to us from Chinese host universities/ colleges due to our service deficiency, may negatively impact our revenue, results of operations and financial condition.

We determine overseas study consulting service fees based on services provided to each individual student to satisfy his or her needs. Under the smart campus solutions, our fees are based on the scope of services specified in our agreements with the Chinese universities we service. Any change in our service fees would have a material impact on our revenue and profitability.

Our Ability to Control Costs and Expenses and Improve Our Operating Efficiency

Staffing costs and administrative expenses have a direct impact on our profitability. The size of our staff, particularly our foreign faculty teachers appointed to selected Chinese host universities/colleges, generally increases as the student base expands, while other expenses, particularly those relating to administrative functions, are relatively fixed. With respect to Sino-foreign Jointly Managed Academic Programs, our contracts with Chinese host universities/colleges provide that foreign teachers assigned by us should be substituted, and teaching textbooks, course materials and curriculums should be adjusted in a timely manner in order to ensure a satisfactory teaching result. The Chinese host universities/ colleges have the right to withhold our portion of the tuition if we do not take corrective action when our service deficiency is identified. Any costs related to teacher substitution, textbooks, course materials and curriculums adjustment should be borne by us. Historically, we have maintained active communications with the host universities/ colleges in order to obtain feedback on the quality of the services performed, and any identified service deficiency has been corrected on a timely manner, which led to immaterial costs associated with teacher substitution, textbooks, course materials and curriculums adjustment for the years ended December 31, 2019, 2018 and 2017. Our ability to drive the productivity of our staff and enhance our operating efficiency affects our profitability. If we fail to implement initiatives to control costs (including teacher substitution, textbooks, course materials and curriculums adjustment related costs) and improve our operating efficiency over time, our profitability will be negatively impacted.

If we are unable to compete successfully, our financial condition and results of operations may be harmed.

The education sector in China is rapidly evolving, highly fragmented and competitive, and we expect competition in this sector to persist and intensify. We face competition in each service segment we offer. Significant competition could reduce our operating margins and profitability and result in a loss of market share. Some of our existing and potential competitors may have competitive advantages, such as significantly greater brand recognition, financial, marketing, or other resources and may be able to mimic and adopt our business model. Significant competition could lead to lower prices and decreased revenues, gross margins and profits, any of which could have a material and adverse effect on our results of operations.

A severe or prolonged slowdown in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The rapid growth of the Chinese economy has slowed down since 2012 and this slowdown may continue in the future. There is considerable uncertainty over trade conflicts between the United States and China and the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The withdrawal of these expansionary monetary and fiscal policies could lead to a contraction. There continue to be concerns over unrest and terrorist threats in the Middle East, Europe, and Africa, which have resulted in volatility in oil and other markets. There are also concerns about the relationships between China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. The eruption of armed conflict could adversely affect global or Chinese discretionary spending, either of which could have a material and adverse effect on our business, results of operation in financial condition. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy would likely materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our total operating revenue for the years presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

Year ended December 31, 2019 compared to year ended December 31, 2018

	For the Years Ended December 31,
	2019		2018
	Amount	As % of Sales	Amount	As % of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)

Revenue	$5,255,810	100.0%	$4,808,993	100.0%	$446,817	9.3%
Cost of revenue	3,360,694	63.9%	2,702,297	56.2%	658,397	24.4%
Gross profit	1,895,116	36.1%	2,106,696	43.8%	(211,580)	(10.0)%
Operating expenses
Selling expenses	593,215	11.3%	704,060	14.6%	(110,845)	(15.7)%
General and administrative expenses	783,241	14.9%	579,500	12.1%	203,741	35.2%
Total operating expenses	1,376,456	26.2%	1,283,560	26.7%	92,896	7.2%
Income from operations	518,660	9.9%	823,136	17.1%	(304,476)	(37.0)%
Other income (expenses)
Interest income	6,120	0.1%	88,926	1.8%	(82,806)	(93.1)%
Other income	69,162	1.3%	180,191	3.7%	(111,029)	(61.6)%
Total other income, net	75,282	1.4%	269,117	5.6%	(193,835)	(72.0)%
Income before income taxes	593,942	11.3%	1,092,253	22.7%	(498,311)	(45.6)%
Provision for income taxes	156,038	3.0%	167,813	3.5%	(11,775)	(7.0)%
Net income	$437,904	8.3%	$924,440	19.2%	$(486,536)	(52.6)%
Less: net income attributable to non-controlling interest	-	0.0%	81,779	1.7%	(81,779)	(100.0)%
Net income attributable to China Liberal Education Holdings Limited	$437,904	8.3%	$842,661	17.5%	$(404,757)	(48.0)%

Revenues. Revenues increased by $446,817, or 9.3%, to $5,255,810 in 2019 from $4,808,993 in 2018. The increase in our revenue was mainly attributable to increased revenue from our technological consulting services for smart campus solutions in 2019 as compared to 2018.

Our revenue by service type is as follows:

	For the years ended December 31,
	2019		2018		Changes
	Amount	%	Amount	%	Amount	%
Revenue from Sino-foreign Joint Managed Academic Programs	$2,484,194	47.3%	$2,410,781	50.1%	$73,413	3.0%
Revenue from textbook and course material sales	13,150	0.3%	29,717	0.6%	(16,567)	(55.7)%
Revenue from Overseas Study Consulting Services	525,878	10.0%	547,521	11.4%	(21,643)	(4.0)%
Revenue from Technological Consulting Services for Smart Campus Solutions	2,232,588	42.4%	1,820,974	37.9%	411,614	22.6%
Total	$5,255,810	100.0%	$4,808,993	100.0%	$446,817	9.3%

Revenue from Sino-foreign Jointly Managed Academic Programs

Our revenue from Sino-foreign Jointly Managed Academic Programs primarily consists of our cooperation with the following Chinese universities:

(i) Fuzhou Melbourne Polytechnic (FMP)

FMP is currently hosting the Australia English for Academic Purposes Program, or the FMP EAP Program. Before FMP rebranded in January 2017, FMP’s former entity operating under the name IEN College of Minjiang University also hosted the International General Education Courses, or IGEC program.

(ii) Strait College of Minjiang University (Strait College)

Strait College is currently hosting the Fujian-Taiwan Universities Joint Talent Training Program. Since January 2017, Strait College has also been hosting the IGEC program after it took over this program from the then IEN College of Minjiang University.

(iii) Fujian University of Technology (FUT)

FUT hosted the Fujian University of Technology International Scholarly Exchange Curriculum Program, or FUT ISEC Program. However, as discussed below, we made a decision to cease recruitment and enrollment activity, and the program was discontinued after the then last class of students graduated in July 2018. Accordingly, there was no revenue generated from FUT in 2019.

(iv) Fujian Preschool Education College

Fujian Preschool Education College is currently hosting the New Zealand Tertiary College, or NZTC Program. However, as discussed below, we made a decision to cease recruitment and enrollment activity, and the program has been discontinued after the last class of students graduate in July 2019.

Our revenues from Sino-foreign Jointly Managed Academic Programs increased by $73,413 or 3.0% from $2,410,781 in fiscal year 2018 to $2,484,194 in fiscal year 2019. This increase can be primarily attributed to an increase in average tuition fee of 18.8%, or $158 per student, with FMP and increase in average tuition fee of 11.4% ,or $119 per student, with Strait College as a result our good reputation, attractive learning environment and strengthened marketing efforts, offset by a decrease in the number of students by 153, or 6.4%, from 2,389 students in fiscal year 2018 to 2,236 students in fiscal year 2019 because we stopped recruiting and enrolling new students into the FUT ISEC Program after the Class of July 2018 graduated. We also suspended recruiting for the NZTC Program after students graduated in July 2019. Our overall increase in revenue from Sino-foreign jointly managed education programs reflected the above mentioned combined reasons.

Our revenue from sales of textbooks and course materials decreased by $16,567, or 55.7%, from $29,717 in fiscal year 2018 to $13,150 in fiscal year 2019. The decrease in textbook and course material sales was primarily due to the adjustments made by our partnered schools FMP and Strait College in teaching course content and curriculum settings, as a result of which, FMP and Strait College purchased textbooks and course materials from other vendors in order to match the new curriculum settings. This led to the decrease in our textbook sales in 2019.

Our revenue from overseas study consulting services decreased by $21,643, or 4.0%, from $547,521 in fiscal year 2018 to $525,878 in fiscal year 2019. We provide customized consulting services to students on an individual basis. Fees we charge students for our overseas study consulting services range from RMB50,000 ($7,237) per person to RMB80,000 ($11,579) per person. We typically charge higher consulting service fees to students planning to pursue art majors in foreign countries than we do for students pursuing other majors such as business and technology, because the application for art programs typically require students to demonstrate their specialty in art through submitting art portfolios. To assist students in preparing their application materials for art programs, we assign qualified teachers to provide more detailed and customized tutoring to students and accordingly we charge them higher consulting service fees. The number of students subscribed to our overseas study consulting services increased from 49 in 2018 to 56 in 2019. However, the average consulting service fee per student decreased by 16.0%, from $11,174 in 2018 to $9,391 in 2019 because of a decrease in the number of students pursuing art majors in foreign countries.

Our revenue from providing smart campus related technological consulting service increased by $411,614, or 22.6%, from $1,820,974 in fiscal year 2018 to $2,232,588 in fiscal year 2019, primarily due to the fact that the number of smart campus projects we undertook increased during 2019. In late 2018, we completed the total “smart campus” solution for FMP for its data center, digital classrooms, and an experience-based simulation teaching center for its business school. In 2019, we further entered into a “smart campus” solution contract with FMP, to help FMP create an information engineering laboratory training center in consideration of RMB 10.58 million ($ 1.5 million). This contract includes two phases. Phase I requires us to complete the hardware and software installation and decoration of the computer training rooms, IOT training room and digital classrooms with contract price of approximately RMB7.1 million ($1.02 million), which had been completed before December 31, 2019 and passed the inspection and accepted by FMP. Phase II requires us to complete the hardware and software installation for the cloud computing and big data room with contract price of RMB3.48 million (approximately $0.5 million). Due to COVID-19 outbreak and temporary school closure, the performance of the Phase II contract has been rescheduled to summer of 2020. In addition, based on our experiences and reputation as a smart campus solution provider, we entered into several other smart campus solution contracts with a number of Chinese universities/colleges, including Capital Normal University, North China Electric Power University, Beijing Arts and Crafts Senior Technical School, China University of Mining & Technology (Beijing), to provide smart campus solution consulting services to them, including but not limit to, internet network improvement, digital classroom solutions, and educational management system customization. As a result of our increased services provided to Chinese universities/colleges, our revenue from smart campus related technological consulting services increased in 2019.

In late 2019, we also started to provide tailored job readiness training services to students from the appropriate partner schools so that such students would be better equipped to serve the employer at their respective job positions. Because this line of business was newly added and the revenue generated from this line of business was immaterial in 2019. Approximately $4,000 revenue from tailored job readiness training services has been grouped under our revenues from Sino-foreign Jointly Managed Academic Programs.

Cost of revenues

Our overall cost of revenue increased by $658,397, or 24.4%, from $2,702,297 in fiscal year 2018 to $3,360,694 in fiscal year 2019, primarily due to the increased hardware and software costs of $323,414 associated with the smart campus projects, and increased salary, welfare and insurance costs for teachers and faculty by $176,388 because we hired more qualified teachers to provide one-on-one tutoring to the students for our overseas studying consulting services. Our cost of revenue accounted for 63.9% and 56.2% of our total revenue for the years ended December 31, 2019 and 2018, respectively.

Gross profit

Our overall gross profit decreased by $211,580, or 10.0%, from $2,106,696 in fiscal year 2018 to $1,895,116 in fiscal year 2019, while gross profit margin decreased by 7.7%, from 43.8% in fiscal year 2018 to 36.1% in fiscal year 2019. The decrease in our gross profit was primarily due to our decreased revenue from study abroad consulting services when average service fee decreased by 16.0% because of a decrease in the number of students pursuing art majors in foreign countries. In addition, our smart campus related technological consulting services require both hardware and software application and our costs associated with undertaking these projects were relatively high. As more smart campus projects were executed by us in 2019, our gross profit and gross margin decreased.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the fiscal years ended December 31, 2019 and 2018:

	For the years ended December 31,				Change
	2019	%	2018	%	Amount	%
Selling expenses	$593,215	43.1%	$704,060	54.9%	$(110,845)	(15.7)%
General and administrative expenses	783,241	56.9%	579,500	45.1%	203,741	35.2%
Total operating expenses	$1,376,456	100.0%	$1,283,560	100.0%	$92,896	7.2%

Selling expenses

Our selling expenses decreased by $110,845, or 15.7%, from $704,060 in 2018 to $593,215 in 2019. This decrease in selling expenses was attributable primarily to a decrease in our brand advertising expenses by $15,713, a decrease in salary and employee welfare benefit expenses by $123,670, resulting from cutting down our sales and marketing personnel, offset by an increase in rent expenses by $101,687. Our selling expenses accounted for 11.3% and 14.6% of our total revenue for the years ended December 31, 2019 and 2018, respectively.

General and Administrative Expenses

Our general and administrative expenses increased by $203,741, or 35.2%, from $579,500 in 2018 to $783,241 in 2019, primarily due to an increase in audit fees of $360,000 in connection with the audits and reviews of our financial statements for our initial public offering (“IPO”), offset by a decrease in rent and property management expense by $70,603 and a decrease in office expense by $57,355. Our general and administrative expenses accounted for 14.9% and 12.1% of our total revenue for the years ended December 31, 2019 and 2018, respectively.

Interest Income

Our interest income decreased by $82,806 or 93.1%, from $88,926 in 2018 to $6,120 in 2019. In 2018, we advanced a $1,997,726 (RMB 13 million) interest bearing short-term loan to a third party Jinjiang Hengfeng Trading Co., Ltd. (“Hengfeng”) as working capital, with interest rate of 5% per annum. As a result, we reported higher interest income on the third-party loan in 2018. In 2019, our interest income primarily related to interest income generated from our bank deposits.

Other Income

We recorded other income of $180,191 in 2018, compared to $69,162 in 2019. This decrease was primarily due to the decrease in the immediate refund of the levied VAT tax in 2019.

Provision for Income Taxes

Our provision for income taxes was $156,038 in 2019, a decrease of $11,775 from $167,813 in 2018 due to our decreased taxable income.

Net Income

As a result of the foregoing, we reported a net income of $437,904 for the fiscal year ended December 31, 2019, representing a $486,536 decrease from a net income of $924,440 for the fiscal year ended December 31, 2018.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

The following table summarizes the results of our operations during the fiscal years ended December 31, 2018 and 2017, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	For the Years Ended December 31,
	2018		2017		Amount	Percentage
	Amount	As % of Sales	Amount	As % of Sales	Increase (Decrease)	Increase (Decrease)

Revenue	$4,808,993	100.0%	$3,885,886	100.0%	$923,107	23.8%
Cost of revenue	2,702,297	56.2%	2,161,322	55.6%	540,975	25.0%
Gross profit	2,106,696	43.8%	1,724,564	44.4%	382,132	22.2%
Operating expenses
Selling expenses	704,060	14.6%	541,424	13.9%	162,636	30.0%
General and administrative expenses	579,500	12.1%	408,762	10.5%	170,738	41.8%
Total operating expenses	1,283,560	26.7%	950,186	24.5%	333,374	35.1%
Income from operations	823,136	17.1%	774,378	19.9%	48,758	6.3%
Other income (expenses)
Interest income	88,926	1.8%	70,743	1.8%	18,183	25.7%
Other income	180,191	3.7%	187,794	4.8%	(7,603)	(4.0)%
Total other income, net	269,117	5.6%	258,537	6.7%	10,580	4.1%
Income before income taxes	1,092,253	22.7%	1,032,915	26.6%	59,338	5.7%
Provision for income taxes	167,813	3.5%	158,109	4.1%	9,704	6.1%
Net income	$924,440	19.2%	$874,806	22.5%	$49,634	5.7%
Less: net income attributable to non-controlling interest	81,779	1.7%	5,800	0.1%	75,979	1310.0%
Net income attributable to the Company	$842,661	17.5%	$869,006	22.4%	$(26,345)	(3.0)%

Revenues

Revenues increased by $923,107, or 23.8%, to $4,808,993 in 2018 from $3,885,886 in 2017. The increase in our revenue was due to more consulting services have been rendered in 2018 as compared to 2017.

Our revenue by service type is as follows:

	For the years ended December 31,
	2018		2017		Changes
	Amount	%	Amount	%	Amount	%
Revenue from Sino-foreign Joint Managed Academic Programs	$2,410,781	50.1%	$2,821,602	72.6%	$(410,821)	-14.6%
Revenue from textbook and course material sales	29,717	0.6%	52,345	1.3%	(22,628)	-43.2%
Revenue from Overseas Study Consulting Services	547,521	11.4%	60,947	1.6%	486,574	798.4%
Revenue from Technological Consulting Services for Smart Campus Solutions	1,820,974	37.9%	950,992	24.5%	869,982	91.5%
Total	$4,808,993	100.0%	$3,885,886	100.0%	$923,107	23.8%

Our revenues from Sino-foreign Jointly Managed Academic Programs decreased by $410,821 or 14.6% from $2,821,602 in fiscal year 2017 to $2,410,781 in fiscal year 2018. This decrease can be primarily attributed to a decrease in the number of students by 487 or 17.0%, from 2,877 students in fiscal year 2017 to 2,390 students in fiscal year 2018, and affected by the changes in average tuition fees we collected from Chinese host universities/colleges.

Our revenue from sales of textbooks and course materials decreased by $22,628 or 43.2% from $52,345 in fiscal year 2017 to $29,717 in fiscal year 2018. The decrease in textbook and course material sales was primarily attributable to the total number of students enrolled under the joint education programs which decreased from 2,877 students in fiscal year 2017 to 2,390 students in fiscal year 2018.

Our revenue from overseas study consulting services increased by $486,574 or 798.4%, from $60,947 in fiscal year 2017 to $547,521 in fiscal year 2018. The increase was due to an increased number of students who came to us for study abroad consulting services, from 7 students in fiscal year 2017 to 49 students in fiscal year 2018.

Our revenue from providing smart campus related technological consulting service increased by $869,982 or 91.5% from $950,992 in fiscal year 2017 to $1,820,974 in fiscal year 2018, primarily due to increased revenues recognized from the smart campus project with Fuzhou Melbourne Polytechnic.

Cost of revenues

Our overall cost of revenue increased by $540,975 or 25.0% from $2,161,322 in fiscal year 2017 to $2,702,297 in fiscal year 2018, primarily due to increased hardware and software costs associated with the smart campus projects of $475,098, increased rent expense of $36,119 because we leased larger office space in 2018 in order to meet our expanded business operation, and increased salary, welfare and insurance costs for teachers and faculty by $75,383 because we hired more qualified teachers to provide one-on-one tutoring to the students for our overseas studying consulting services. Our cost of revenue accounted for 56.2% and 55.6% of our total revenue for the years ended December 31, 2018 and 2017, respectively.

Gross profit

Our overall gross profit increased by $382,132 or 22.2% from $1,724,564 in fiscal year 2017 to $2,106,696 in fiscal year 2018, while gross profit margin decreased by 0.6% from 44.4% in fiscal year 2017 to 43.8% in fiscal year 2018.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the fiscal years ended December 31, 2018 and 2017

	For the years ended December 31,				Change
	2018	%	2017	%	Amount	%
Selling expenses	$704,060	54.9%	$541,424	57.0%	$162,636	30.0%
General and administrative expenses	579,500	45.1%	408,762	43.0%	170,738	41.8%
Total operating expenses	$1,283,560	100.0%	$950,186	100.0%	$333,374	35.1%

Selling expenses

Our selling expenses increased by $162,636 or 30.0% from $541,424 in 2017 to $704,060 in 2018. This increase in selling expenses can be attributed primarily due to an increase in our brand advertising expenses by $19,469, an increase in salary and employee welfare benefit expenses by $117,907 resulting from our hiring of additional sales and marketing personnel to promote our business, an increase of entertainment expenses associated with sales activities by $16,657, and an increase of business travel and transportation expenses by $22,781 for marketing and promotion activities.

General and Administrative Expenses

Our general and administrative expenses increased by $170,738, or 41.8%, from $408,762 in 2017 to $579,500 in 2018, primarily due to an increase in salaries, welfare expenses and insurance expenses by $74,926, when we hired more administrative employees and expanded our management team to meet the business growth demand, an increase of professional consulting fees by $82,473 and increased property management fees by $10,124.

Interest Income

Our interest income increased by $18,183 or 25.7%, from $70,743 in 2017 to $88,926 in 2018. On March 17, 2017, we advanced a $1,997,726 (RMB13 million) interest bearing short-term loan to a third party, Jinjiang Hengfeng Trading Co., Ltd. (“Hengfeng”) as working capital, with interest rate of 4.8% per annum and a maturity date of September 19, 2017. Immediately before the maturity date, on September 5, 2017, the Company and Hengfeng signed a supplemental agreement to extend the maturity date to December 19, 2018 with adjusted interest rate of 5% per annum. The loan was guaranteed by a third party, Fujian Rongde Cotton Spinning Co., Ltd. As a result of the interest rate adjustment in 2018, we reported higher interest income on the third-party loan in 2018 as compared to 2017.

Other Income

We recorded other income of $180,191 in 2018, compared to $187,794 in 2017. This decrease was primarily due to the decrease in the immediate refund of the levied VAT tax in 2018 and short-term investment income in 2018.

Provision for Income Taxes

Our provision for income taxes was $167,813 in 2018, an increase of $9,704 from $158,109 in 2017 due to our increased taxable income.

Net Income

As a result of the foregoing, we reported a net income of $924,440 for the fiscal year ended December 31, 2018, representing a $49,634 increase from a net income of $874,806 for the fiscal year ended December 31, 2017.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments to holders of our Ordinary Shares.

British Virgin Islands

Under the current laws of the British Virgin Islands, our company is not subject to tax on income or capital gains. In addition, upon payments of dividends by our British Virgin Islands subsidiary to its shareholders who are not resident in the British Virgin Islands, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Our subsidiary incorporated in Hong Kong, Boya Hong Kong, is subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax. We did not generate any assessable profits arising in or derived from Hong Kong for the fiscal years ended December 31, 2019, 2018 and 2017, and accordingly no provision for Hong Kong profits tax has been made in these periods.

PRC

Generally, our subsidiary, China Liberal Beijing, is subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The EIT Law grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. China Liberal Beijing, the Company’s main operating subsidiary in PRC, was approved as an HNTE in December 2016 and is entitled to a reduced income tax rate of 15%. In December 2019, we successfully renewed our HNTE certificate with local tax authority and will continue to enjoy the reduced income tax rate of 15% for another three years until December 2022. The EIT Law is typically enforced through the local tax authority in PRC. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The corporate income taxes for fiscal 2019, 2018 and 2017 were reported at a reduced rate of 15% as a result of China Liberal Beijing being approved as a HNTE. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

We are subject to value-added tax at a rate of 6% on the revenues generated from services provided in the PRC, less any deductible value-added tax we have already paid or borne. We are also subject to surcharges on value-added tax payments in accordance with PRC law.

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC Subsidiary, and dividends payable by our PRC Subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Critical Accounting Policies, Judgments and Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the combined and consolidated financial statements.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our combined and consolidated financial statements and accompanying notes and other disclosures included in this annual report. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Uses of estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable and contract receivable, advances to suppliers, useful lives of property and equipment, the recoverability of long-lived assets, valuation allowance for deferred tax assets, provision necessary for contingent liabilities and revenue recognition. Actual results could differ from those estimates.

Accounts and contract receivable, net

Accounts and contract receivable are recorded net of allowance for uncollectible accounts.

We determine the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trend. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of December 31, 2019 and 2018, there was no allowance recorded as the Company considers all of the accounts receivable fully collectible.

Our contract receivable represents balance derived from technological consulting services for “smart campus” solutions provided to Chinese universities/colleges,, when the projects under the contracts have been completed and accepted by Chinese universities/colleges, but the balances have not been past due based on the contracted payment schedules. We had not incurred any bad debts with Chinese universities/colleges in the past, and consider the contract receivable as fully collectible. Thus, there was no allowance recorded on such outstanding contract receivable as of December 31, 2019 and 2018.

Revenue recognition

Our revenues are primarily derived from providing a wide range of educational services and programs to customers. Revenues are reported net of all value added taxes.

On January 1, 2019, we adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (“ASC Topic 606”) using the modified retrospective method for contracts that were not completed as of July 1, 2018. The adoption of this standard did not have a material impact on our consolidated financial statements.

ASC 606, Revenue from Contracts with Customers, establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

ASC 606 requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way we record our revenue. We have assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, we concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of Topic 606 and therefore there was no material changes to our consolidated financial statements upon adoption of ASC 606.

We generate our revenue from the following sources:

-	Sino-foreign Jointly-Managed Academic Programs

We recommend and coordinate accredited international universities/colleges to forge partnerships with Chinese host universities/colleges to establish international education programs at degree level. Chinese host universities/colleges then utilize their existing administrative ability, campus classrooms and facilities to recruit Chinese students into such programs. We also select, recruit and appoint qualified foreign faculty to teach major courses at selected Chinese host universities/colleges and bear all faculty related costs, provide continuing support to foreign faculty, develop and deliver major course content and materials to ensure teaching quality meeting international standards, and to optimize students’ learning outcome and to prepare them for further education overseas and help them with course credit conversion in the event that any student decides to pursue further study overseas. We actively support and interact with enrolled students throughout their programs to ensure successful program completion. Our contracts with host Chinese universities/ colleges are fixed price contracts, pursuant to which, we are to receive a fixed portion of tuition for services rendered. As a result of performing the above-mentioned services, we are entitled to receive 30% to 50% of such student tuitions depending on the universities/colleges and jointly managed academic programs, which are collected first by Chinese host universities/ colleges from enrolled students at the beginning of each academic school year, and then remitted to us.

With respect to Sino-foreign Jointly Managed Academic Programs, we are not involved in recruiting students, collecting refunding tuition when students dropout, all of which are handled by the host universities/ colleges. The host universities/ colleges normally offer tuition refund if a student drops out from school within the first month of each academic school year. Collected tuition fees become non-refundable after the one-month refund policy window. Historically, for students enrolled under the Sino-foreign Jointly Managed Academic Programs, the average student dropout rate was below 1%. Our contracts with Chinese host universities/colleges provide that (1) the host universities/ colleges will withhold the tuition collected from students for one to three months after the academic school year starts in September, and then remit the portion of tuition fees to us after the student headcounts have been finalized, and (2) the portion of tuition fee that we are entitled to receive is calculated based on the final actual number of students retained with the universities/ colleges after any student dropout has been adjusted. Accordingly, any tuition refund has already been deducted by host universities/ colleges before we receive our portion of the tuition fees. For accounting purposes, at the beginning of each academic school year, we initially accrue the estimated refund based on an historical 1% student dropout rate, and make subsequent true-up adjustments after the final number of students retained with the host universities/colleges is determined. Such adjustments were immaterial for the years ended December 31, 2019, 2018 and 2017, respectively.

Our contracts with Chinese host universities/colleges provide that foreign teachers assigned by us should be substituted, and teaching textbooks, course materials and curriculums should be adjusted in a timely manner in order to ensure a satisfactory teaching result. The Chinese host universities/ colleges have the right to withhold our portion of the tuition if we do not take corrective action when our service deficiency is identified. Any costs related to teacher substitution, textbooks, course materials and curriculums adjustment should be borne by us. We maintain active communications with the host universities/ colleges in order to obtain feedback on the quality of the services performed. Any service deficiency is being corrected and improved on in a timely manner so as to achieve satisfactory long-term cooperation with the host universities/ colleges. Historically, as a result of timely interaction with the host universities/colleges to address any service deficiency and to improve the teaching result, there were no estimable tuition withhold from the host universities/ colleges that needs to be accrued. There were no complaints received from the host universities/ colleges with respect to our services for the years ended December 31, 2019, 2018 and 2017, which required material adjustment to the amount of fees received by us.

The tuition fees received by us are initially recorded as deferred revenue and recognized ratably over applicable academic year as our performance obligations related to teaching, management and other supporting services are carried out over the whole academic year.

-	Sales of textbooks and course materials

In order to ensure the quality of the course content to meet international standards, we have developed and edited more than 16 English textbooks and course materials with emphasis on language training, and sells these textbooks and course materials to students enrolled under the Sino-foreign joint education programs.

Revenue from sales of textbooks and related course materials is recognized upon delivery of textbooks and course materials, which is when the risks and titles are transferred and our performance obligation is satisfied.

-	Overseas Study Consulting Service

Our Overseas Study Consulting Services target those students who wish to study in foreign countries to enrich their learning experiences and to expand their horizon and employment possibilities. Our overseas study consulting services are typically performed under one-on-one private tutoring model with duration of four to six months. We provide school information to help students make informed decisions about which institution and major to choose from, help them prepare for school application and admission; provides study plans, language training and test preparation courses to help students improve their foreign language ability and help them achieve higher scores in international admission and assessment tests. We also help students on visa application and paperwork, and offers overseas extended services such as finding accommodation and travel assistance. In connection with these services, we collect an up-front fee based on the scope of consulting services requested by students. 90% of the consulting service fee collected is non-refundable, and is recognized ratably as revenue over the service period, while 10% of the consulting fee is refundable and is deferred and recognized as revenue when students are successfully admitted by foreign institution and student visas are granted.

-	Technological Consulting Services for Smart Campus Solutions

Under the concept of “creating smart campus”, our technological consulting services utilize the advanced information technology such as cloud computing, mobile internet and big data analytics to provide total solutions to targeted Chinese universities/colleges in order to integrate and improve their teaching, research, student data management, storage and processing, and campus life services, and to optimize their teaching and operating environment and improve operational efficiency. Our “smart campus” related technological consulting service contracts are primarily on a fixed-price basis, which require us to perform services including project planning, project solution and design, data management application customization, installations of hardware equipment and components for digital classrooms and academic experiment centers or labs, integration of hardware and software application, and post-contract continuous maintenance support, based on the specific needs from each customer. Upon delivery of services, project completion inspection and customer acceptance are generally required. In the same contract, it may also include provisions that require us to provide post-contract maintenance support for a period ranging from several months to three years after customized “smart campus” solutions and services are delivered.

In addition, for some of our “smart campus” related technological consulting service contracts, there is a difference in the timing of when control is, or is deemed to be, transferred and the collection of cash receipts, which are collected over the term of the service arrangement. The timing difference could result in a significant financing component for performance obligations. If a significant financing component is identified, the future cash flows included in the transaction price allocated to the performance obligations are discounted using a discount rate compared to a market-based borrowing rate specific to both the customer and terms of the contract. The resulting present value of the allocated future cash flows is recorded as revenue while the discount amount is considered to be the significant financing component. Future cash flows received from the customer related to the performance obligations are bifurcated between principal repayment of the receivable and the related imputed interest income related to customer financing. The interest income is recorded as financing income within the consolidated statements of income and comprehensive income as providing financing to the customers is a core component under such contracts.

We evaluate “smart campus” solution service contracts and determines whether these contracts contain multiple element  arrangements. An arrangement is separated, if (1) the delivered element(s) has (have) value to the customer on a stand-alone basis, (2) there is reliable evidence of the fair value of the undelivered element (s) and (3) if the arrangement includes a general right of return relative to the delivered element(s), delivery or performance of the undelivered element (s) is (are) considered probable and substantially in the control of us. If all three criteria are fulfilled, appropriate revenue recognition convention is then applied to each separate unit of accounting. If the three criteria are not met, revenue is deferred until such criteria are met or until the period in which the last undelivered element is delivered.

We determine “smart campus” solution and application customization service, installations of hardware and software components, and post-contract continuous maintenance support, as separate performance obligation  in the same fixed-fee contract, because our promise to transfer each of these services is separately identifiable from other promises in the contract. We allocate contract revenue to the identified separate units based on their relative fair value.

Reliable fair values are sales prices for the component when it is regularly sold on a stand-alone basis, third-party prices for similar components or, under certain circumstances, cost plus, an adequate business specific profit margin related to the relevant element. The amount allocable to the delivered elements is limited to the amount that is not contingent upon delivery of additional elements or meeting other specified performance conditions. Revenue allocated to technological consulting services for “smart campus” solution is recognized upon completion of each unit of service. In instances where substantive completion inspection and customer acceptance provisions are specified in contracts, revenues are deferred until all inspection and acceptance criteria have been met.

Contract Balances

Contract balances typically arise when a difference in timing between the transfer of control to the customer and receipt of consideration occurs.

Our contract assets, consist primarily of accounts receivable related to providing educational services associated with our Sino-foreign jointly managed education programs and study abroad consulting services to enrolled students and contract receivable associated with providing technological consulting services for smart campus solutions, in which our contracted performance obligations have been satisfied, amount billed and we have an unconditional right to payment.

We had accounts receivable related to revenues from Sino-foreign jointly managed education programs and study abroad consulting services of $518,191 and $833,174 as of December 31, 2019 and 2018, respectively. We have fully collected the December 31, 2018 outstanding accounts receivable during the period of January to April 2019. For the outstanding accounts receivable of $518,191 as of December 31, 2019, we fully collected before June 2020.

In addition, we had contract receivable of $2,711,039 (including current and non-current portion of $1,639,213 and $1,071,826, respectively) and $2,577,423 (including current and non-current portion of $960,237 and $1,617,186, respectively) as of December 31, 2019 and 2018, respectively, primarily derived from providing technological consulting services for smart campus solutions to Chinese universities/ colleges. The balance due within one year and more than one year was based on the contracted payment terms with Chinese universities/ colleges. As of December 31, 2018, we had outstanding short-term contract receivable of $960,237 primarily related to FMP “smart campus” projects, we fully collected such amount by December 2019. In 2019, approximately $0.8 million (RMB5.56 million) FMP long-term contract receivable has been reclassified as short-term. As of December 31, 2019, our short-term contract receivable included $1,543,478 receivable from FMP and $95,735 receivable from other Chinese universities/colleges. Subsequently, in June 2020, we collected approximately $0.4 million (RMB 2,740,000) short-term contract receivable from FMP and remaining short-term contract receivable will be collected before December 2020. The long-term contract receivable will be collected in 2020 and 2021 based on the contract payment terms. In connection with the FMP “smart campus” projects, financing component resulted from a timing difference when control is transferred and the collection of cash receipts that may impact future cash flows amounted to $164,993 as of December 31, 2019. We had not incurred any bad debts with Chines universities/colleges in the past in connection with our undertaking of these services, and accordingly we consider the contract receivable fully collectible.

Our contract liabilities, which are reflected in our consolidated balance sheets as deferred revenue of $562,056 and $149,560 as of December 31, 2019 and 2018, respectively, consist primarily of our unsatisfied performance obligations as of the balance sheet dates. The December 31, 2019 deferred revenue balance primarily consisted of $302,640 deferred revenue associated with our Sino-foreign jointly managed academic programs, and $259,416 deferred revenue associated with our “smart campus” projects when we received advance payment form customers while the projects had not been completed as of December 31, 2019. The December 31, 2018 deferred revenue balance of $149,560 primarily related to our Sino-foreign jointly managed academic programs.

Disaggregation of revenue

Revenue disaggregated by product type was as follows for the years ended December 31, 2019, 2018 and 2017:

	For the years ended December 31,
	2019	2018	2017
Revenue from Sino-foreign Jointly Managed Academic Programs	$2,484,194	$2,410,781	$2,821,602
Revenue from textbook and course material sales	13,150	29,717	52,345
Revenue from Overseas Study Consulting Services	525,878	547,521	60,947
Revenue from Technological Consulting Services for Smart Campus Solutions	2,232,588	1,820,974	950,992
Total revenue	$5,255,810	$4,808,993	$3,885,886

Income Tax

We account for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No penalties or interest relating to income taxes have been incurred for the years ended December 31, 2019, 2018 and 2017. All of the tax returns of the Company remain subject to examination by the tax authorities for three years from the date of filing.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Accounting Standards Update 2019-04 Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and Accounting Standards Update 2019-05, Targeted Transition Relief. For public entities, ASU 2016-13 and its amendments is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As an emerging growth company, we plan to adopt this guidance effective January 1, 2023. We are currently evaluating the impact of our pending adoption of ASU 2016-13 on our consolidated financial statements.

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. We do not expect this guidance will have a material impact on our consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. ASU 2019-12 is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years, with early adoption permitted. We do not expect adoption of the new guidance to have a significant impact on our consolidated financial statements.

In February 2020, the FASB issued ASU 2020-02, “Financial Instruments – Credit Losses (Topic 326) and Leases (topic 842) Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (topic 842)”. This ASU provides guidance regarding methodologies, documentation, and internal controls related to expected credit losses. This ASU is effective for interim and annual periods beginning after December 15, 2019, and early adoption is permitted. We are evaluating the impact of this guidance on our consolidated financial statements.

B. Liquidity and Capital Resources

As reflected in our consolidated financial statements,  cash outflows from operating activities  for the year ended December 31, 2019 amounted to approximately $0.3 million. In addition, in December 2019, a novel strain of coronavirus (COVID-19) surfaced, which caused lockdowns, quarantines, travel restrictions, suspension of business activities and school closures. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the PRC and international economies. As a result, our revenue, net income and operating cash flows for fiscal year 2020 may be negatively impacted and lower than expected.

In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments.

As of December 31, 2019, we had $1,702,279 in cash on hand as compared to $2,077,166 as of December 31, 2018. We also had $518,191 in accounts receivable for consulting services rendered, including $480,895 in accounts receivable from overseas study consulting services, $37,296 in tuition receivable from Sino-foreign Jointly Managed Academic Programs.

	December 31, 2019	December 31, 2018
Accounts receivable- Overseas Study Consulting Services	$480,895	$346,332
Accounts receivable- Sino-foreign Jointly Managed Academic Programs	37,296	486,842
Less: allowance for doubtful accounts	-	-
Accounts receivable, net	$518,191	$833,174

We had fully collected the December 31, 2019 accounts receivable balances of $37,296 associated with Sino-foreign Jointly Managed Academic Programs and $480,895 associated with our overseas study consulting services by June 2020.

As of December 31, 2019, we also had outstanding contract receivable of $2,711,039 derived from providing smart campus technological consulting services to Chinese universities/ colleges:

	December 31, 2019	December 31, 2018
Contract receivable- “Smart Campus” related technological consulting services with FMP (1)	$2,450,312	$2,425,779
Financing component associated with FMP contract receivable (1)	164,992	-
Contracts receivable – Other “Smart Campus” related technological consulting services (2)	95,735	-
Contract receivable- “Smart Campus” project maintenance and technical support fee with FMP	-	151,644
Less: allowance for doubtful accounts	-	-
Total contracts receivable, net	2,711,039	2,577,423
Less: current portion of contract receivable	1,639,213	960,237
Contracts receivable, non-current	$1,071,826	$1,617,186

In 2017, we entered into a contract with Fuzhou Melbourne Polytechnic (“FMP”) to help FMP with its smart campus project, including creating a big data center, digital classrooms and an experiment-based simulation teaching center for its business school (the “FMP 2017 Contract”). The contract price was RMB16.68 million (approximately $2.4 million) for completion of the software and hardware installation, plus additional RMB5.05million (approximately $0.74 million) for post-installation maintenance and technical support. Among the RMB5.05 million maintenance and support fee, RMB1.04 million (USD $151,644) contract receivable for maintenance and technical support services rendered in 2018 was received in January 2019. The remaining RMB4.01 million (approximately $0.58 million) post-installation maintenance and technical support fee is scheduled to be paid in three equal installments in 2019 to 2021 when services are rendered.

For contract receivable associated with the 2017 FMP smart campus technological consulting services, the following table represents the payment schedule for our contract with FMP for providing smart campus solution related technological consulting services:

Payment term	RMB	USD
2019	5,561,180	$798,103
2020	5,561,180	798103
2021	5,561,180	798,103
Total	16,683,540	$2,394,309

Based on the payment schedule, we collected total of $989,647 from FMP in 2019, including $798,103 (RMB5.6 million) of contract price payment and maintenance fee of $191,545 (RMB1.3 million) for services rendered in 2019. As of December 31, 2019, the total outstanding contract receivable from the FMP 2017 Contract amounted to $1,596,206, including non-current portion of $798,103. Subsequently, in June 2020, we collected approximately $0.4 million (RMB 2,740,000) contract receivable from FMP to partially settle the 2019 balance.

In addition to the 2017 FMP Contract, in 2019, we entered into a new “smart campus” related contract with FMP to help FMP create an information engineering laboratory training center for contract price of RMB 10.58 million (approximately $1.5 million) and an experiment-based simulation center for its hotel management major at contract price of RMB5 million (approximately $0.7 million). Total contract price under the 2019 FMP “smart campus” project is RMB15.58 million (approximately $2.3 million) for software and hardware installation, plus additional RMB3.74 million (approximately $0.54 million) for post-installation maintenance and technical support for the three years from 2020 to 2022.

The contract for the information engineering laboratory training center include two phases. Phase I requires us to complete the hardware and software installation and decoration of the computer training rooms, IOT training room and digital classrooms with a contract price of approximately RMB7.1 million ($1.02 million), which was completed before December 31, 2019 and passed the inspection and was accepted by FMP. Phase II requires us to complete the hardware and software installation for the cloud computing and big data room with contract price of RMB3.48 million (approximately $0.5 million). Due to the COVID-19 outbreak and temporary school closure, the performance of the Phase II contract has been rescheduled to summer of 2020.

The experiment-based simulation center for FMP’s hotel management major with a contract price of RMB5 million (US$0.7 million) was substantially completed before December 31, 2019 but did not pass the inspection and get accepted by FMP until January 2020.

Based on the contractual terms, the contract price of RMB 7.1 million for Phase I of the information engineering laboratory training center shall be paid in two installments as follows:

Payment schedule	RMB	USD
Before December 20, 2020	5,193,777	$745,376
In 2021	1,907,308	273,724
Total	7,101,085	$1,019,100

As of December 31, 2019, the total outstanding contract receivable from FMP 2019 “smart campus” project amounted to $1,019,100, including non-current portion of $273,724.

For our services rendered under the FMP 2017 and 2019 “smart campus” contracts, there is a difference in timing of when control is transferred and the collection of cash receipts. The timing difference resulted in a significant financing component of $164,993 that might impact our future cash flows.

For the above mentioned 2017 and 2019 FMP contracts, revenue recognized for the years ended December 31, 2019, 2018 and 2017 was as follows:

	For the years ended December 31,
	2019	2018	2017
Revenue from 2017 FMP “smart campus” contract	$-	$1,517,410	$700,592
2017 FMP contract post-installation maintenance fee revenue	187,559	153,040	-
Revenue from 2019 FMP “smart campus” contract	926,187	-	-
Total revenue from FMP “smart campus” contracts	$1,113,746	$1,670,450	$700,592

In 2019, we entered into several other smart campus solution contracts with a number of Chinese universities/colleges, including Capital Normal University, Shougang Technician College, Beijing Institute of Technology, North China Electric Power University, University of Chinese Academy of Sciences, Beijing Advanced Technical School of Arts and Craft and China University of Mining & Technology (Beijing), to provide “smart campus” solution related consulting services to them, such as internet network improvement, digital classroom solutions, and educational management system customization. Total value of these smart campus solution contracts was $1,420,409. Some of these new smart campus contracts had been completed, and our services were accepted by these universities/colleges and we recognized revenue of $1,118,842 in 2019, while some of the contracts were still being performed as of December 31,2019. Due to school closure and business disruptions as a result of the COVID-19 outbreak in 2020, the progress for some of these projects was delayed, and we expect to substantially complete these projects in summer 2020.

We believe the contract receivable related to smart campus projects is fully collectible based on the payment terms and based on our continuing cooperation with our partner Chinese universities. The collection of our accounts and contract receivable will make cash available for use in our operation as working capital, if necessary.

As of December 31, 2019, we had deferred revenue of $562,056 from customer deposits for consulting services. Once our services are rendered and performance obligations are satisfied, our deferred revenue will be recognized as revenue.

As of December 31, 2019, we had positive working capital of $4,017,345. Our working capital requirements are influenced by the level of our operations, the numerical volume and dollar value of our sales contracts, the progress of execution on our customer contracts, and the timing of accounts receivable collections.

In December 2019, a novel strain of coronavirus was reported in Wuhan, China. On March 11, 2020, the World Health Organization categorized it as a pandemic. In response to the COVID-19 outbreak, governments around the global have implemented measures such as lockdowns, travel restrictions, and closures of businesses and schools. The potential impact which may be caused by the outbreak is uncertain; however it may result in a material adverse impact on our financial position, operations and cash flows. These uncertainties may cause decrease in our revenue for fiscal year 2020. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers and schools, all of which are uncertain at this point.

Although the COVID-19 outbreak resulted in lockdowns, travel restrictions, and closures of businesses and schools, our revenue from Sino-foreign jointly managed education programs were not significantly impacted because the host Chinese universities/colleges were closed for winter break in December 2019 before the outbreak of COVID-19. Although the host Chinese universities/colleges remained closed from February to April 2020 due to COVID-19, we provided remote teaching services to students and no dropout was reported to us during this temporary school closure period. Current enrolled students gradually came back to school in May 2020. Based on our unaudited financial statements of our major operating subsidiary China Liberal Beijing, when comparing the five months ended May 31, 2020 to the five months ended May 31, 2019, our revenue from Sino-foreign jointly managed education programs remained relatively stable at approximately $1.1 million for the two comparative periods.

There were no revenue reported from our study aboard consulting services for the five months ended May 31, 2020 and 2019 because our Overseas Study Consulting Services are subject to seasonality impact to a certain extent. Typically, we start to recruit students in May and June each year, with the largest student enrollments in our third and fourth fiscal quarters, which run from July 1 to December 31 each year, primarily because many students enroll in our courses to prepare for admissions and assessment tests in subsequent school terms. However, the recent outbreak of COVID-19 may affect our revenues in this segment for fiscal year 2020, since school closure and international travel bans may restrict students from pursuing their overseas education in Europe, Australia, the United States and other foreign countries, which may result in a reduced number of students in need for our services, temporary suspension of our one-on-one consulting services, and postponement of payment from our partnering schools. Therefore, we anticipate to see a significant decrease in revenue from this segment in fiscal year 2020.

When comparing the five months ended May 31, 2020 to five months ended May 31, 2019, our revenue from providing smart campus related technological consulting services increased by approximately $0.4 million, or 55%, from approximately $0.3 million in 2019 to approximately $0.7 million in 2020 because we completed the hardware and software installation for the experiment-based simulation center for FMP’s hotel management major in January 2020, which was accepted by FMP, and accordingly we recognized revenue of approximately $0.7 million (approximately RMB5 million) during the five months ended May 31, 2020. However, we originally expected to complete our performance under the “smart campus” contracts before March 31, 2020 with several other universities/colleges such as Beijing Institute of Graphic Communication and Beijing Foreign Studies University related to their digital classrooms setup, server room, big data and computing facility update and Phase II contract for the information engineering laboratory training center with FMP related to hardware and software installation for its cloud computing and big data room. However, due to school closures, we only partially performed under these contracts before the Chinese Spring Festival and have to delay rest of the performance until these universities reopen. Most of these projects have been rescheduled to be completed in summer 2020. As a result, when comparing to our forecast or budget for the period of January to May 2020, our revenue from Technological Consulting Services for Smart Campus Solutions decreased by 54%, or approximately $0.8 million.

We did not report significant revenue from textbook sales and tailored job readiness training service for the five months ended May 31, 2020 and 2019, respectively. Revenue from these two business lines does not account for significant portion of our total revenue. Therefore, revenue from these two business lines were not significantly impacted by COVID-19.

When comparing the five months ended May 31, 2020 and 2019, our net income is estimated to increase by approximately $0.7 million because of higher amount of revenue generated from smart campus related projects and lower amount of operating expenses incurred in 2020. In the same period of 2019, in connection with our IPO, we incurred approximately $360,000 of audit fee, which increased our operating expenses and led to decreased taxable income and net income for that period.

On May 12, 2020, we completed our IPO of 1,333,333 Ordinary Shares at a public offering price of $6.00 per share. The gross proceeds were $8 million before deducting placement agents’ commissions and other offering expenses, resulting in net proceeds of approximately $6.2 million. In connection with the offering, our Ordinary Shares began trading on the NASDAQ Capital Market under the symbol “CLEU.”

We believe that our current cash and cash flows from operating activities, borrowings from our principal shareholders, and the $6.2 million net proceeds from our initial public offering will be sufficient to meet our working capital needs in the next 12 months.

We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities, including the net proceeds we received from our initial public offering in May 2020. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. We believe that our current cash and cash equivalents, together with our cash generated from operating activities and financing activities will be sufficient to meet our present anticipated working capital requirements and capital expenditures. If our existing cash is insufficient to meet our requirements, we may seek to issue debt or equity securities or obtain additional credit facilities. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business and prospects may suffer.

As a holding company with no material operations of our own, we conduct our operations primarily through our PRC subsidiary. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiary in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC Subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds—14.E. Use of Proceeds.” The ability of our subsidiary in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC Subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC Subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

The following table sets forth a summary of our cash flows for the years ended December 31, 2019, 2018 and 2017:

	For the years ended December 31,
	2019	2018	2017

Cash provided by (used in) operating activities	$(338,432)	$261,816	$(3,715,193)
Cash provided by (used in) investing activities	(471,407)	1,881,329	2,833,955
Cash provided by financing activities	439,193	8,094	455,249
Effect of exchange rate change on cash	(4,241)	(82,043)	(4,738)
Net increase (decrease) in cash	(374,887)	2,069,196	(430,727)
Cash, beginning of year	2,077,166	7,970	438,697
Cash, end of year	$1,702,279	$2,077,166	$7,970

Operating activities

Net cash used in operating activities was $338,432 for the year ended December 31, 2019. The difference between our net cash from operating activities and our net income of $437,904 was due to decrease in accounts receivable of $306,781, increase in contract receivable of $176,968, increase in advance to suppliers of $824,141, increase in deferred initial public offering costs of $650,092, increase in deferred revenue of $417,987 and increase in tax payable by $164,879.

Net cash provided by operating activities was $261,816 for the year ended December 31, 2018. The difference between our net cash from operating activities and our net income of $924,440 was due to increase in accounts receivable of $243,769, increase in contract receivable of $1,848,073, decrease in advance to suppliers of $1,484,014, increase in prepaid expenses and other current assets of $130,282, and increase in tax payable by $78,988.

Net cash used in operating activities was $3,715,193 for the year ended December 31, 2017. The difference between our net cash from operating activities and our net income of $874,806 was due to increase in accounts receivable of $552,457, increase in contract receivable of $813,737, increase in advance to suppliers by $1,471,166, and a decrease in deferred revenue by $1,847,265.

Investing activities

Net cash used in investing activities was $471,407 for the year ended December 31, 2019 primarily including purchase of property and equipment of $17,738 and cash paid for acquisition of 8.8228% non-controlling interest in China Liberal Beijing. On February 1, 2019, Boya Hong Kong entered into share transfer agreements with each of the non-controlling shareholders of China Liberal Beijing and completed the acquisition of the 8.8228% non-controlling interest in China Liberal Beijing, for a total value of RMB2.95 million (approximately $453,669). The total value of the non-controlling interest amounted to $540,907 as of the acquisition date. We borrowed cash from a related party to make this acquisition payment. After this transaction, China Liberal Beijing became a 100% owned subsidiary of Boya Hong Kong.

Net cash provided by investing activities was $1,881,329 for the year ended December 31, 2018 primarily due to collection of third-party loan receivable of $1,964,844, offset by purchase of property and equipment of $83,515.

Net cash provided by investing activities was $2,833,955 for the year ended December 31, 2017 primarily due to collection of loan receivable of $443,931, refund of deposit of $1,659,491, offset by purchase of property and equipment of $9,353, increase in loan receivable by $1,923,703, and purchase of wealth management products of $2,663,589.

Financing activities

Net cash provided by financing activities was $439,193 for the year ended December 31, 2019 and primarily consist of borrowings from related parties as working capital.

Net cash provided by financing activities was $8,094 for the year ended December 31, 2018 primarily due to borrowings from related parties as working capital.

Net cash provided by financing activities was $$455,249 for the year ended December 31, 2017 primarily due to $453,669 capital contribution by five minority shareholders and $1,580 loan from related parties for working capital purposes.

Capital Expenditures

Our capital expenditures on purchase of property and equipment were $17,738, $83,515 and $9,353 in 2019, 2018 and 2017, respectively. We intend to fund our future capital expenditures with our existing cash balance and cash flow from operating activities. We will continue to make capital expenditures to meet the expected growth of our business.

Holding Company Structure

China Liberal Education Holdings Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiary in China. As a result, our ability to pay dividends depends upon dividends paid by our subsidiary. If our subsidiary incurs debt on its own behalf in the future, the instruments governing its debt may restrict its ability to pay dividends to us.

In addition, our subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. Pursuant to the law applicable to China’s foreign investment enterprise, foreign investment enterprise in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiary. Appropriation to the other two reserve funds are at our subsidiary’s discretion.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiary only through loans or capital contributions, subject to the satisfaction of the applicable government registration and approval requirements. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC Subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiary when needed.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2019 to December 31, 2019 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F. Tabular Disclosure of Contractual Obligations

Effective January 1, 2019, we adopted the new lease accounting standard Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842) using the optional transition method which allowed us to continue to apply the guidance under the lease standard in effect at the time in the comparative periods presented. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities of $18,372 and $15,676, respectively, as of December 31, 2019 with no impact on accumulated deficit. Financial position for reporting periods beginning on or after January 1, 2019, are presented under the new guidance, while prior period amounts are not adjusted and continue to be reported in accordance with previous guidance.

As of December 31, 2019, maturities of operating lease liabilities were as follows:

Maturity of Operating Lease Liabilities
2020	$10,784
2021	5,392
Total future minimum lease payments	16,176
Less imputed interest	(500)
Total	$15,676

G. Safe Harbor

See “Forward-Looking Statements” of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jianxin Zhang	51	Chairman of the Board and Chief Executive Officer
Wenhuai Zhuang	34	Chief Financial Officer
Nan Hu	39	Director
David Sherman	72	Independent Director
Ngo Yin Tsang	46	Independent Director
Joseph Levinson	44	Independent Director

Mr. Jianxin Zhang has served as our chief executive officer and the chairman of our board of directors since April 2019 and a director and the standing deputy general manager of China Liberal Beijing since January 2015. From January 2013 to December 2014, Mr. Zhang served as a partner and attorney at Beijing H&J Law Firm. From February 2000 to December 2012, Mr. Zhang served as a partner at Beijing Mingtai Law Firm. From September 1995 to January 2000, Mr. Zhang served as the director of the Research and Development Department of China Ocean Human Resources Co., Ltd. Mr. Zhang has over 20 years of management and operations experience of various industries. Mr. Zhang holds a master’s degree in Civil and Commercial Law from Renmin University of China.

Mr. Wenhuai Zhuang has served as our chief financial officer since April 2019 and the chief finance officer of China Liberal Beijing since March 2019. From December 2017 to February 2017, Mr. Zhuang served as a partner of Yingzhi (Xiamen) Management and Consulting Co., Ltd. From August 2016 to November 2017, Mr. Zhuang served as a project manager of Dingsheng (Xiamen) Investment Co., Ltd. From September 2010 to July 2016, Mr. Zhuang served as a project manager of Bangmeng Huijun Management Consulting (Xiamen) Co., Ltd. Mr. Zhuang holds a bachelor’s degree in Accounting from Jimei University.

Mr. Nan Hu is a director nominee of our Company. Mr. Hu has been the chief technology officer of China Liberal Beijing since January 2016. From July 2014 to December 2015, Mr. Hu served as the chief product officer of Beijing Mishi Technology Co., Ltd., a commercial social media platform based on mobile device business cards. From May 2011 to June 2014, Mr. Hu was the co-founder and served as the chief technology officer of Zhimo Network Technology (Beijing) Co., Ltd., an iPhone/Android system platform applications development company, providing mobile internet product solutions to leading advertisement and marketing company hdtMEDIA and Weiwang Tonglian Co., Ltd. From April 2008 to October 2010, Mr. Hu served as a research and development engineer and project manager of SA Penbase in France, a company that first developed mobile application platform online, providing mobile terminal data management products. Mr. Hu holds a bachelor’s degree and a master’s degree in Computer Science from Université Montpellier II.

Mr. H David Sherman has served as our independent director since May 2020. Since July 1985, Mr. Sherman has been a full time financial management and accounting professor at Northeastern University. Since July 2019, he has been a board member and treasurer of D-Tree International, a non-profit that develops electronic clinical protocols for healthcare workers. From February 2011 to March 2016, he served as a board member and the chair of the audit committee for Kingold Jewelry Inc., a public company listed on NASDAQ that manufactures gold jewelry. From February 2012 to November 2014, Mr. Sherman was a board member, chairman of the audit committee, and chairman of the compensation committee of AgFeed Industries, Inc., a formerly NASDAQ company that deals with hog production in US and China. Mr. Sherman has over 40 years of experience in accounting, auditing, financial management, business management, and corporate governance. Mr. Sherman holds a bachelor’s degree in Economics from Brandeis University, a master’s of business administration from the Harvard Graduate School of Business Administration, and a doctorate in business administration from the Harvard Graduate School of Business Administration. He is a member of the American Institute of Certified Public Accountant.

Ms. Ngo Yin Tsang has served as our independent director since May 2020. Since April 2014, Ms. Tsang has been the executive director of Good Talent Limited, a Hong Kong-based staffing and recruiting company. Since December 2016, Ms. Tsang has been the independent non-executive director of LKS Holding Group Limited, a public company listed on the Hong Kong Stock Exchange engaging in interior renovation for residential, industrial and commercial properties in Hong Kong. Since June 2017, Ms. Tsang has been the company secretary with Zhuoxin International Holdings Limited, a public company listed on the Hong Kong Stock Exchange engaging in the trading of electronic hardware components as well as property development and investment. Ms. Tsang has over 18 years’ experience in auditing, accounting, corporate governance monitoring and financial management. Ms. Tsang holds a bachelor’s degree in Business Administration from Simon Fraser University, a bachelor’s degree in Law from Tsinghua University, and a master’s degree in Law from the University of Wolverhampton. She is a member of the American Institute of Certified Public Accountants.

Mr. Joseph Levinson has served as our independent director since May 2020. From December 2015 to June 2019, Mr. Levinson served as a director of Takung Art Co, Inc, an NYSE American-listed online art trading platform group. From January 2012 to June 2015, he was a director of China Xingbang Industry Group Inc., a U.S. public company providing e-commerce related services and marketing consultancy services. He has also worked for firms such as KPMG and Deloitte & Touche early in his career. Mr. Levinson has over 20 years of experience in managing cross-border issues pertaining to U.S.-listed foreign companies, as well as experience in accounting and banking management. Mr. Levinson holds a bachelor’s degree from the University at Buffalo with a double major in finance and accounting, graduating summa cum laude. He has held a United States Certified Public Accountant license for more than 20 years.

B. Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2019, we paid an aggregate of $57,567 in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiary is required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period, which will be renewed upon both parties’ agreement thirty days before the end of the current employment term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of their employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receiving bribes, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

C. Board Practices

Board of directors

Our board of directors consists of five directors, including three independent directors. A director is not required to hold any shares in our company to qualify to serve as a director. The Listing Rules of the Nasdaq Stock Market generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Listing Rules of the Nasdaq Stock Market permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Even though we do not currently rely on this “home country practice” exception, we may consider following home country practice in the future.

Committees of the board of directors

We have established the following committees in our board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. The committees operate in accordance with terms of reference established by our board of directors.

Audit Committee. Our audit committee consists of David Sherman, Ngo Yin Tsang and Joseph Levinson. David Sherman is the chairman of our audit committee. We have determined that David Sherman, Ngo Yin Tsang and Joseph Levinson satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that David Sherman qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
•	reviewing any audit problems or difficulties and management’s response with the independent auditors;
•	discussing the annual audited financial statements with management and the independent auditors;
•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
•	reviewing and approving all proposed related party transactions;
•	meeting separately and periodically with management and the independent auditors; and
•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.
•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of David Sherman, Ngo Yin Tsang and Joseph Levinson. Joseph Levinson is the chairman of our compensation committee. We have determined that David Sherman, Ngo Yin Tsang and Joseph Levinson satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and recommending compensation packages for our most senior executive officers to the board;
•	approving and overseeing compensation packages for our executives other than the most senior executive officers;
•	reviewing and recommending to the board with respect to the compensation of our directors;
•	reviewing periodically and approving any long-term incentive compensation or equity plans;
•	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and
•	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee currently consists of David Sherman, Ngo Yin Tsang and Joseph Levinson. Ngo Yin Tsang is the chairperson of our nominating and corporate governance committee. David Sherman, Ngo Yin Tsang and Joseph Levinson satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;
•	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;
•	identifying and recommending to our board the directors to serve as members of committees;
•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and
•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties and Functions of Directors

Under Cayman Islands law, our directors owe fiduciary duties to us, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonable director would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. The functions and powers of our board of directors include, among others, (i) convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends and other distributions, (iii) appointing officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for reelection. All of our executive officers are appointed by and serve at the discretion of our board of directors.

D. Employees

We had 98 employees as of December 31, 2019. The following table sets forth a breakdown of our employees by function as of December 31, 2019:

	As of December 31, 2019
Functions:	Number	% of Total
Management	3	3.1
Sales	31	31.6
Technical support	24	24.5
Operations	22	22.4
General and administrative	18	18.4

Total	98	100.0

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of May 31, 2020 by:

•	each of our directors and executive officers; and

•	each of our principal shareholders who beneficially own more than 5% of our total outstanding Ordinary Shares.

The calculations in the table below are based on 6,333,333 Ordinary Shares issued and outstanding as of May 31, 2020.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares
	Number	Percentage of total Ordinary Shares	Percentage of aggregate voting power*
Directors and Executive Officers†:
Jianxin Zhang	—	—%	—%
Wenhuai Zhuang	—	—%	—%
Nan Hu	—	—%	—%
Ngo Yin Tsang	—	—%	—%
H David Sherman	—	—%	—%
Joseph Levinson	—	—%	—%
5% Shareholders:
Ever Alpha Global Limited(1)	2,057,942	32.4938%	32.4938%
Man Woo Limited(2)	649,351	10.2529%	10.2529%
United Glory Global Limited(3)	514,486	8.1235%	8.1235%
Fulai International Limited(4)	399,601	6.3095%	6.3095%

_________

Notes:

*

For each person included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person by the voting power of all of our Ordinary Shares as a single class.

†	Unless otherwise indicated, the address of our directors and executive officers is Huateng Century Park Headquarters, Building A, Level 2, Beijing, PRC.

(1)

Represents 2,057,942 Ordinary Shares held by Ever Alpha Global Limited, which is 100% owned by Ms. Ngai Ngai Lam. The registered address of Ever Alpha Global Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town Tortola, VG1110, British Virgin Islands.

(2)

Represents 640,351 Ordinary Shares held by Man Woo Limited, which is 100% owned by Mr. Choi Sio Peng. The registered address of Man Woo Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town Tortola, VG1110, British Virgin Islands.

(3)

Represents 514,486 Ordinary Shares held by United Glory Global Limited, which is 100% owned by Mr. Yuk Sing Lai. The registered address of United Glory Global Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town Tortola, VG1110, British Virgin Islands.

(4)

Represents 399,601 Ordinary Shares held by Fulai International Limited, which is 100% owned by Mr. Lin Ailian. The registered address of Fulai International Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town Tortola, VG1110, British Virgin Islands.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Share Purchase

Jianxin Zhang has been a director and the standing deputy general manager of China Liberal Beijing since January 2015. Boya Hong Kong has been China Liberal Beijing’s sole shareholder since China Liberal Beijing’s inception, its majority shareholder since January 2018, and its sole shareholder since February 2019. Each of Jianxin Zhang and Boya Hong Kong is a related party of China Liberal Beijing, the Company’s indirect operating subsidiary in the PRC.

In January 2018, five individual shareholders, including Jianxin Zhang invested in China Liberal Beijing for an 8.8228% equity interest in China Liberal Beijing, and Boya Hong Kong’s sole ownership of China Liberal Beijing was diluted to 91.1772%. On February 1, 2019, Boya Hong Kong entered into share transfer agreements with each of these five individuals and completed the acquisition of their 8.82% ownership in China Liberal Beijing, for a total price of RMB 2.95 million (approximately $453,669). After this transaction, China Liberal Beijing became a 100% controlled subsidiary of Boya Hong Kong.

Reorganization

In March 2019, China Liberal, Yi Xin BVI and Yi Xin BVI’s sole shareholder (the “Yi Xin BVI Shareholder”) entered into a Sale and Purchase Agreement, whereby the Yi Xin BVI Shareholder sold 100% of the equity interests of Yi Xin BVI to China Liberal in consideration of one Ordinary Share of China Liberal being issued to Ever Alpha Global Limited, a BVI company wholly owned by the Yi Xin BVI Shareholder. After this transaction, China Liberal became the wholly-owned parent of Yi Xin BVI.

Amount due from a related party

On May 22, 2018, Xiamen Xinbaiyi Investment Group (“Xinbaiyi”), an entity related to the Company’s Board member and shareholder, Mr. Ruenjie Lin, entered into a loan agreement with the Company to borrow RMB2.5 million (approximately $363,000) as working capital for 10 months (from June 5, 2018 to February 28, 2019). The loan is non-interest bearing. Xinbaiyi repaid RMB2 million within 2018. The remaining balance of $72,700 as of December 31, 2018 has been fully collected as of February 2019. There was no due from related party balance as of December 31, 2019.

Amount due to related parties

As of December 31, 2019 and December 31, 2018, the balance due to related parties totaled $461,633 and $22,591, respectively. They comprise advances from the Company’s principal shareholders and used for working capital during the Company’s normal course of business. These advances are non-interest bearing and due on demand.

On February 1, 2019, our subsidiary Boya Hong Kong entered into share transfer agreements with each of the non-controlling shareholders of China Liberal Beijing and completed the acquisition of the 8.8228% non-controlling interest in China Liberal Beijing, for a total price of RMB 2.95 million (approximately $453,669). The total value of the non-controlling interest amounted to $540,907 as of the acquisition date. In connection with our acquisition of the 8.8228% non-controlling interest in China Liberal Beijing, we borrowed cash from related party, Ms. Yiyi Lin, the controlling shareholder of the Company, and made the payment to original five non-controlling shareholders. This borrowing from related party is non-interest bearing.

In the fiscal year of 2017, five individual shareholders contributed an aggregate of RMB2.95 million (approximately $453,669) into China Liberal Beijing for an 8.8228% ownership interest and such amount was used to increase the paid-in capital of China Liberal Beijing. In addition, we also borrowed $14,956 from Ngai Ngai Lam, 100% owner of the current largest shareholder of China Liberal, as working capital.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employment Agreements and Indemnification Agreements.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are currently not involved in any material legal or administrative proceedings. From time to time, we may be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Such legal or administrative claims and proceedings, even if without merit, could result in the expenditure of financial and management resources and potentially result in civil liability for damages.

Dividend Policy

We do not have any present plan to pay any cash dividends on our Ordinary Shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiary for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us.

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details

Our Ordinary Shares have been listed on the Nasdaq Capital Market since May 8, 2020 under the symbol “CLEU.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares have been listed on the Nasdaq Capital Market since May 8, 2020 under the symbol “CLEU.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and our affairs are governed by our Amended and Restated Memorandum and Articles of Association, as amended and restated from time to time, and Companies Law (2020 Revision) of the Cayman Islands, which we refer to as the Companies Law below, and the common law of the Cayman Islands.

We incorporate by reference into this annual report our Amended and Restated Memorandum and Articles of Association, the form of which was filed as Exhibit 3.1 and 3.2 to our registration statement on Form F-1 (File Number 333-233016) filed with the Securities and Exchange Commission on August 5, 2019, as amended. Our shareholders adopted our Amended and Restated Memorandum and Articles of Association by a special resolution in July 2019, which became effective immediately prior to completion of our initial public offering of Ordinary Shares.

The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association and the Companies Law insofar as they relate to the material terms of our Ordinary Shares.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

General

Our authorized share capital is US$50,000 divided into 50,000,000 Ordinary Shares. All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form.

Dividends

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors subject to our Amended and Restated Memorandum and Articles of Association and the Companies Law. Under the laws of the Cayman Islands, our company may pay a dividend out of either profits or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights

Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights, on a show of hands every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote. On a poll, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each share of which he or the person represented by proxy is the holder. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

Transfer of Ordinary Shares

Subject to the restrictions contained in our articles, any shareholder may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by any Designated Stock Exchange (as defined under our articles) or in any other form approved by our board of directors and may be under hand or, if the transferor or transferee is a Clearing House (as defined under our articles), by hand or by electronic machine imprinted signature or by such other manner of execution as the our board of directors may approve from time to time.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer, they are required, within one month after the date on which the instrument of transfer was lodged, to send to the transferee notice of such refusal.

The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of any Designated Stock Exchange (as defined under our articles), be suspended and our register of members be closed at such times and for such periods (not exceeding in the whole thirty (30) days in any year) as our board of directors may determine.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. Any distribution of assets or capital to a holder of ordinary share will be the same in any liquidation event.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under the Companies Law to inspect or obtain copies of our register of members or our corporate records (other than the register of mortgages).

General Meeting of Shareholders

Our annual general meeting shall be held in each year (other than the year in which our articles were adopted) at such time as determined by our board of directors and we may, but shall not (unless required by the Companies Law) be obliged to, in each year hold any other general meeting.

Advance notice of at least ten clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders but a general meeting may be called by shorter notice, subject to the Companies Law, if it is so agreed:

(a)	in the case of a meeting called as an annual general meeting, by all the shareholders entitled to attend and vote thereat; and

(b)

in the case of an extraordinary general meeting, by a majority of the shareholders having the right to attend and vote at the meeting together holding not less than ninety-five percent (95%) of all votes attaching to all the issued shares giving that right.

A quorum required for and throughout a meeting of shareholders consists of at least one shareholder entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third of all voting power of our share capital in issue.

Exempted Company

We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company, except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report.

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange.”

E. Taxation

The following summary of the Cayman Islands, PRC and U.S. federal income tax considerations of an investment in the Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the Ordinary Shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of our Ordinary Shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands are not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of Ordinary Shares, nor will gains derived from the disposal of Ordinary Shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Unless otherwise noted in the following discussion, this section is the opinion of Tian Yuan Law Firm, our PRC counsel, insofar as it relates to legal conclusions with respect to matters of People’s Republic of China Enterprise Taxation.

Enterprise Income Tax

According to the Enterprise Income Tax Law of the People’s Republic of China, or the EIT Law, which was promulgated by the Standing Committee of the National People’s Congress on March 16, 2007, and became effective on January 1, 2008, and then amended on February 24, 2017 and December 29, 2018, and the Implementation Rules of the EIT Law, or the Implementation Rules, which were promulgated by the State Council on December 6, 2007, became effective on January 1, 2008 and was last amended on April 23, 2019, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises with income having no substantial connection with their institutions in the PRC, pay enterprise income tax on their income obtained in the PRC at a reduced rate of 10%.

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from our PRC Subsidiary. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC Subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in the Notice of the State Administration of Taxation on Issues Concerning the Determination of Chinese-Controlled Enterprises Registered Overseas as Resident Enterprises on the Basis of Their Bodies of Actual Management, or SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although China Liberal does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of China Liberal and its subsidiaries organized outside the PRC.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of China Liberal Education Holdings Limited, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that China Liberal and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. We are unable to provide a “will” opinion because Tian Yuan Law Firm, our PRC counsel, believes that it is more likely than not that the Company and its offshore subsidiaries would be treated as a non-resident enterprise for PRC tax purposes because they do not meet some of the conditions out lined in SAT Notice. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of this annual report. Therefore, we believe that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Generally, resident enterprises in the PRC are subject to the enterprise income tax at the rate of 25%. Our company is granted preferential treatment to “high and new technology enterprises strongly supported by the state,” or HNTEs, to enjoy a preferential enterprise tax rate of 15%. Therefore, China Liberal Beijing pays an EIT approximately US$167,813 and US$158,109 in the years ended December 31, 2018 and 2017. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that China Liberal Beijing is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

Value-added Tax

Pursuant to the Provisional Regulations on Value-Added Tax of the PRC, or the VAT Regulations, which were promulgated by the State Council on December 13, 1993, and took effect on January 1, 1994, and were amended on November 10, 2008, February 6, 2016, and November 19, 2017, respectively, and the Rules for the Implementation of the Provisional Regulations on Value Added Tax of the PRC, which were promulgated by the MOF, on December 25, 1993, and were amended on December 15, 2008, and October 28, 2011, respectively, entities and individuals that sell goods or labor services of processing, repair or replacement, sell services, intangible assets, or immovables, or import goods within the territory of the People’s Republic of China are taxpayers of value-added tax. The VAT rate is 13% for taxpayers selling goods, labor services, or tangible movable property leasing services or importing goods, except otherwise specified; 9% for taxpayers selling goods, labor services, or tangible movable property leasing services or importing goods, except otherwise specified; 6% for taxpayers selling services or intangible assets.

According to Announcement of the State Taxation Administration on Matters Relating to Deepening the VAT Reform (Announcement [2019] No.14 of the State Taxation Administration), or the Announcement, issued by the State Administration of Taxation, where taxpayers make VAT taxable sales or import goods, the applicable tax rates shall be adjusted from 16% to 13% and from 10% to 9%, respectively. The Notice took effect on April 1, 2019, and the adjusted VAT rates took effect at the same time.

The Notice of the Ministry of Finance and the State Administration of Taxation on Implementing the Pilot Program of Replacing Business Tax with Value-Added Tax in an All-round Manner on March 23, 2016, which took effect on May 1, 2016 and last amended in 2019. Pursuant to such circular, the Value Added Tax Pilot Program has been applicable nationwide since May 1, 2016.

According to the VAT Regulations and the related rules, as of the date of this annual report, as taxpayers selling services, China Liberal Beijing is generally subject to 6% VAT rate.

Dividend Withholding Tax

The Enterprise Income Tax Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009, by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018, by the SAT and took effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in 12 months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. The Measures for the Administration of Non-resident Taxpayers’ Enjoyment of Treaty Benefits, or SAT Circular 35, which was promulgated by the State Administration of Taxation on October 14, 2019 and became effective on January 1, 2020 provides that non-resident taxpayers’ enjoyment of treaty benefits shall be handled in the manner of “self-assessment, claim for and enjoyment of treaty benefits, and retention of relevant materials for review”. If a non-resident taxpayer determines through self-assessment that he or she is eligible for treaty benefits, he or she may, when filing tax returns, or when a withholding agent files withholding returns, enjoy tax treaty benefits, and collect and retain relevant materials for review in accordance with the provisions of SAT Circular 35 and accept the follow-up administration of tax authorities.

As of the date of this annual report, when considered as a non-PRC resident investor, which is much more likely to happen than not, Boya Hong Kong shall be subject to the dividend withholding tax at the rate of 10%. Upon identified as the Hong Kong resident enterprise stipulated by the Double Tax Avoidance Arrangement and other applicable laws, the withholding tax may be reduced to 5%.

United States Federal Income Tax Considerations

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Ordinary Shares; or

●	persons holding our Ordinary Shares through a Trust.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Share and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the PFIC (defined below) rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if, applying applicable look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles not reflected on its balance sheet are taken into account. Passive income generally includes, among other things, dividends, interest, income equivalent to interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based upon our current and projected income and assets, including the proceeds we received from our initial public offering and the value of our Ordinary Shares, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets. Furthermore, fluctuations in the market price of our Ordinary Shares may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares from time to time (which may be volatile). In addition, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Ordinary Shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the Ordinary Shares.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We previously filed with the SEC registration statement on Form F-1 (File Number 333-233016), as amended, to register our Ordinary Shares in relation to our initial public offering.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our revenues and most of our expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our Ordinary Shares will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our Ordinary Shares will be traded in U.S. dollars.

The value of Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our Ordinary Shares, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

As of December 31, 2019, we had U.S. dollar-denominated cash and cash equivalents of US$1,702,279. A 10% depreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on December 31, 2019 would result in a decrease of RMB1,186,148 in cash and cash equivalents. A 10% appreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on December 31, 2019 would result in an increase of RMB1,186,148 in cash and cash equivalents.

Interest Rate Risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. We have not been exposed to material risks due to changes in market interest rates as we do not currently have borrowings.

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Seasonality

Seasonality affects our business or the results of our operations to some extent. We have experienced, and expect to continue to experience, seasonal fluctuations in our operations, primarily due to seasonal changes in student enrollments. Historically, our one-on-one consulting services tend to have the largest student enrollments in our third and fourth fiscal quarters, which run from July 1 to December 31 of each year, primarily because many students enroll in our courses to prepare for admissions and assessment tests in subsequent school terms, and the Sino-foreign joint programs typically make payments to us for our language training courses in October or November based on their student enrollments in the fall.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333-233016 ) in relation to the initial public offering of 1,333,333 Ordinary Shares at an initial public offering price of $6.00 per Ordinary Share. Our initial public offering closed in May 2020. Boustead Securities, LLC was the underwriter for our initial public offering.

We received net proceeds of approximately $6.2 million, after deducting underwriting discounts and estimated offering expenses payable by us. The registration statement was declared effective by the SEC on March 31, 2020. The total expense incurred for our Company’s account in connection with our initial public offering was approximately $1.8 million, which included $560,000 in underwriting discounts for the initial public offering and approximately $1.28 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. As of the date of this annual report, we have yet to spend the proceeds from our initial public offering. We still intend to use the proceeds from our initial public offering as disclosed in our registration statement on Form F-1.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, due to the material weakness identified below, as of December 31, 2019, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm due to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies” which we also are, are not required to provide the auditor attestation report.

Internal Control over Financial Reporting

In the course of preparing and auditing our consolidated financial statements for the years ended December 31, 2017, 2018 and 2019, we and our independent registered public accounting firm identified four material weaknesses in our internal control over financial reporting as of December 31, 2019. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified relate to (i) a lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements; (ii) a lack of sufficient documented financial closing policies and procedures; (iii) a lack of independent directors and an audit committee; (iv) lack of risk assessment in accordance with the requirement of COSO 2013 framework and (v) a lack of an effective review process by the accounting manager which led to material audit adjustments to the financial statements.

To remedy our identified material weakness subsequent to December 31, 2019, we plan to undertake steps to strengthen our internal control over financial reporting, including (i) recruiting more financial reporting and accounting personnel who have adequate U.S. GAAP knowledge; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial personnel; and (iii) implementing and continuously developing a full set of U.S. GAAP accounting policies and financial reporting procedures as well as related internal control policies, including a systematic accounting manual for U.S. GAAP and financial closing process.

However, we cannot assure you that we will remediate our material weakness in a timely manner, or at all. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.”

As a company with less than $1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. H. David Sherman, chairman of our audit committee and an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act), is an audit committee financial expert.

ITEM 16.B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer or controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 99.1 of our registration statement on Form F-1 (File Number: 333-233016), as amended, initially filed with the SEC on August 5, 2019.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Friedman LLP, our independent registered public accounting firm, for the periods indicated.

	Year Ended December 31,
Services	2018	2019
	US$	US$
Audit Fees(1)	360,000	215,000
Audit-Related Fees(2)	-	-
Tax Fees(3)	-	-
Other fees(4)	-	-

Total	360,000	215,000

______

Note:

(1)

“Audit fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)

“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.

(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for tax compliance, tax advice and tax planning.

(4)

“Other fees” means the aggregate fees incurred in each of the fiscal years listed for the professional tax services rendered by our principal accounting firm other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Friedman LLP, our independent registered public accounting firm including audit services, audit-related services, tax services, and other services as described above.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Capital Market corporate governance listing standards. However, Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Capital Market corporate governance listing standards.

Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent. Other than those described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Capital Market corporate governance listing standards.

ITEM 16.H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of China Liberal Education Holdings Limited are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1

Amended and Restated Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

1.2

Amended and Restated Memorandum of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

2.1

Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

2.2

Registrant’s Form of Ordinary Share Purchase Warrant (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

4.1

Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

4.2

Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

4.3

Sale and Purchase Agreement among China Liberal, Yi Xin BVI and Ngai Ngai Lam dated March 2019 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

4.4

Unofficial English Translation of Lease Agreement with Beijing Sino-U.S. Star International Film & Television Culture Media Co., Ltd. dated May 20, 2018 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

4.5

Unofficial English Translation of Lease Agreement with Beijing Shangbao Art Development Co., Ltd. dated April 19, 2018 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

102

4.6

Unofficial English Translation of Lease Agreement with Zhuoguan Chen, dated July 20, 2018 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

4.7

Unofficial English Translation of Lease Agreement with Shandong Jinwufuri Culture Media Co., Ltd. for Commencement of the Lease on August 1, 2018 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

4.8

Unofficial English Translation of Lease Agreement with Beijing Zhumengcheng Information Technology Co., Ltd., dated November 26, 2018 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

4.9

Unofficial English Translation of the FMP EAP Program Agreement with Fuzhou Melbourne Polytechnic, dated June 15, 2016, with One Amendment dated December 15, 2017 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

4.10

Unofficial English Translation of the Fu-Tai EAP Program Agreement with Strait College, dated June 15, 2016 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

4.11

Unofficial English Translation of the IGEC Program Agreement with Strait College, dated July 8, 2013, with Two Amendments dated May 21, 2015 and November 16, 2017, respectively (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

4.12

Unofficial English Translation of the ISEC Agreement with Fujian University of Technology, dated December 2012, with One Amendment dated May 15, 2014 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

4.13

Unofficial English Translation of the Smart Campus Agreement with Fuzhou Melbourne Polytechnic, dated August 29, 2017, with One Amendment dated December 18, 2018 2016 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

4.14

Form of One-on-One Consultancy Agreement (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

4.15

Unofficial English Translation of the Cooperation Agreement on German Language Program with the School of Continuing Education of Beijing Foreign Studies University dated January 22, 2019 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

4.16

Unofficial English Translation of the Cooperation Agreement with China Academy of Art dated November 9, 2018 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

103

4.17

Unofficial English Translation of the Recruitment and Training Agreement with Beijing Quanqing Xiangqian Technology Co., Ltd. effective as of January 1, 2019 (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

4.18

Unofficial English Translation of the Project Cooperation Agreement with Bridge School S.R.I. dated November 28, 2017 (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

8.1

List of Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21.1 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS*	XBRL Instance Document

101 .SCH*	XBRL Taxonomy Extension Scheme Document

101 .CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101 .DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101 .LAB*	XBRL Taxonomy Extension Label Linkbase Document

101 .PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

___________

*	Filed herewith.
**	Furnished herewith.

104

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Liberal Education Holdings Limited

By:	/s/ Jianxin Zhang
Name:	Jianxin Zhang
Title:	Chief Executive Officer, Chairman of the Board of Directors (Principal Executive Officer)

Dated:	June 29, 2020

105

INDEX TO FINANCIAL STATEMENTS

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

China Liberal Education Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of China Liberal Education Holdings Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and schedules (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2018.

New York, New York

June 29, 2020

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2019	2018
ASSETS
CURRENT ASSETS
Cash	$1,702,279	$2,077,166
Accounts receivable, net	518,191	833,174
Contract receivable, net	1,639,213	960,237
Advance to suppliers	836,766	19,885
Deferred initial public offering costs	649,451	-
Due from a related party	-	72,700
Prepaid expenses and other current assets	339,260	286,052
TOTAL CURRENT ASSETS	5,685,160	4,249,214

Property and equipment, net	77,782	101,205
Right-of-use lease assets, net	18,372	-
Contract receivable, net	1,071,826	1,617,186
TOTAL NON-CURRENT ASSETS	1,167,980	1,718,391

TOTAL ASSETS	$6,853,140	$5,967,605

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$51,071	$121,558
Deferred revenue	562,056	149,560
Taxes payable	404,453	244,142
Due to related parties	461,633	22,591
Operating lease liabilities	10,326	-
Accrued expenses and other current liabilities	178,276	178,175
TOTAL CURRENT LIABILITIES	1,667,815	716,026

Operating lease liabilities, non-current	5,350	-
TOTAL LIABILITIES	1,673,165	716,026

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.001 par value, 50,000,000 shares authorized; 5,000,000 shares issued and outstanding	5,000	5,000
Additional paid in capital	4,579,116	4,579,116
Statutory reserve	379,952	294,158
Retained earnings	528,315	88,967
Accumulated other comprehensive loss	(312,408)	(234,237)
Total China Liberal Education Holdings Limited shareholders’ equity	5,179,975	4,733,004
Non-controlling interest	-	518,575
Total shareholders’ equity	5,179,975	5,251,579

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$6,853,140	$5,967,605

The accompanying notes are an integral part of these consolidated financial statements

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the years ended December 31,
	2019	2018	2017

REVENUE, NET	$5,255,810	$4,808,993	$3,885,886
COST OF REVENUE	3,360,694	2,702,297	2,161,322
GROSS PROFIT	1,895,116	2,106,696	1,724,564

OPERATING EXPENSES
Selling expenses	593,215	704,060	541,424
General and administrative expenses	783,241	579,500	408,762
Total operating expenses	1,376,456	1,283,560	950,186

INCOME FROM OPERATIONS	518,660	823,136	774,378

OTHER INCOME
Interest income	6,120	88,926	70,743
Other income, net	69,162	180,191	187,794
Total other income, net	75,282	269,117	258,537

INCOME BEFORE INCOME TAXES	593,942	1,092,253	1,032,915

INCOME TAX PROVISION	156,038	167,813	158,109

NET INCOME	437,904	924,440	874,806
Less: net income attributable to non-controlling interest	-	81,779	5,800
NET INCOME ATTRIBUTABLE TO CHINA LIBERAL EDUCATION HOLDINGS LIMITED	$437,904	$842,661	$869,006

OTHER COMPREHENSIVE INCOME (LOSS)
Total foreign currency translation adjustment	(78,171)	(260,983)	238,632
TOTAL COMPREHENSIVE INCOME	359,733	663,457	1,113,438
Less: comprehensive income (loss) attributable to non-controlling interest	-	(22,871)	198
COMPREHENSIVE INCOME ATTRIBUTABLE TO CHINA LIBERAL EDUCATION HOLDINGS LIMITED	$359,733	$686,328	$1,113,240

EARNINGS PER SHARE
Basic and diluted	$0.09	$0.17	$0.17

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic and diluted	5,000,000	5,000,000	5,000,000

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

	Common shares		Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’	Non- controlling
	Shares*	Amount	capital	reserve	earnings	income (loss)	equity	interest	Total

Balance at December 31, 2016	5,000,000	$5,000	$1,643,527	$113,816	$1,493,231	$(211,886)	$3,043,688	$-	$3,043,688
Acquisition of minority interest in China Liberal Beijing	-	-	-	-	-	-	-	453,669	453,669
Appropriation to statutory reserve	-	-	-	87,652	(87,652)	-	-	-	-
Net income	-	-	-	-	869,006	-	869,006	5,800	874,806
Foreign currency translation adjustment	-	-	-	-	-	238,632	238,632	198	238,830

Balance at December 31, 2017	5,000,000	$5,000	$1,643,527	$201,468	$2,274,585	$26,746	$4,151,326	$459,667	$4,610,993

Capital restructuring	-	-	2,935,589	-	(2,935,589)	-	-	-	-
Appropriation to statutory reserve	-	-	-	92,690	(92,690)	-	-	-	-
Net income	-	-	-	-	842,661	-	842,661	81,779	924,440
Foreign currency translation adjustment	-	-	-	-	-	(260,983)	(260,983)	(22,871)	(283,854)
Balance at December 31, 2018	5,000,000	$5,000	$4,579,116	$294,158	$88,967	$(234,237)	$4,733,004	$518,575	$5,251,579

Acquisition of 8.8228% non-controlling interest	-	-	-	-	87,238	-	87,238	(540,907)	(453,669)
Appropriation to statutory reserve	-	-	-	85,794	(85,794)	-	-	-	-
Net income	-	-	-	-	437,904	-	437,904	-	437,904
Foreign currency translation adjustment	-	-	-	-	-	(78,171)	(78,171)	22,332	(55,839)
Balance at December 31, 2019	5,000,000	$5,000	$4,579,116	$379,952	$528,315	$(312,408)	$5,179,975	$-	$5,179,975

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2019	2018	2017

Cash flows from operating activities
Net income	$437,904	$924,440	$874,806
Adjusted to reconcile net income to cash provided by (used in) operating activities
Depreciation and amortization	40,038	45,347	46,649
Amortization of right-of-use lease assets	2,533	-	-
Loss from disposal of fixed assets	-	-	22,223
Changes in operating assets and liabilities:
Accounts receivable, net	306,781	(243,769)	(552,457)
Contract receivable, net	(176,968)	(1,848,073)	(813,737)
Advance to suppliers	(824,141)	1,484,014	(1,471,166)
Deferred initial public offering costs	(650,092)	-	-
Due from a related party	72,371	(75,571)	-
Prepaid expenses and other current assets	(57,406)	(130,282)	(20,178)
Right-of-use lease asset	(21,062)	-	-
Accounts payable	(69,500)	(42,786)	121,143
Deferred revenue	417,987	53,000	(1,847,265)
Taxes payable	164,879	78,988	(48,262)
Operating lease liabilities	15,810	-	-
Accrued expenses and other current liabilities	2,434	16,507	(26,949)
Net cash provided by (used in) operating activities	(338,432)	261,816	(3,715,193)

Cash flows from investing activities
Purchase of property and equipment	(17,738)	(83,515)	(9,353)
Acquisition of 8.8228% non-controlling interest in China Liberal Beijing	(453,669)	-	-
Repayment of loan receivable	-	1,964,844	443,931
Loan to a third party	-	-	(1,923,703)
Collection of an investment deposit	-	-	1,659,491
Collection of a short-term investment	-	-	2,663,589
Net cash (used in) provided by investing activities	(471,407)	1,881,329	2,833,955

Cash flows from financing activities
Capital contribution from non-controlling interest	-	-	453,669
Proceeds from related party borrowings	439,193	8,094	1,580
Net cash provided by financing activities	439,193	8,094	455,249

Effect of changes of foreign exchange rates on cash	(4,241)	(82,043)	(4,738)
Net (decrease) increase in cash	(374,887)	2,069,196	(430,727)
Cash, beginning of year	2,077,166	7,970	438,697
Cash, end of year	$1,702,279	$2,077,166	$7,970

Supplemental disclosure of cash flow information
Cash paid for interest expense	$-	$-	$-
Cash paid for income tax	$18,657	$79,830	$208,936

Supplemental disclosure of non-cash investing and financing activities
Transfer of non-controlling interest	$87,238	$-	$-
Right-of-use assets obtained in exchange for operating lease obligations	$21,062	$-	$-
Capital restructuring	$-	$2,935,589	$-

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

China Liberal Education Holdings Limited (“China Liberal” or the “Company”) was incorporated under the laws of the Cayman Islands on February 25, 2019 as an exempted company with limited liability.

China Liberal owns 100% equity interest of Yi Xin BVI International Investment Limited (“Yi Xin BVI”), a business company incorporated under the laws of the British Virgin Islands (“BVI”) on October 19, 2010.

China Liberal Beijing Education Group Co., Limited (“Boya Hong Kong”), formerly known as Haier International Investment Holding Limited, was incorporated in accordance with the laws and regulations of Hong Kong on May 11, 2011, and changed to its current name on July 19, 2016. Yi Xin BVI owns 100% equity interest in Boya Hong Kong.

China Liberal, Yi Xin BVI and Boya Hong Kong are currently not engaging in any active business operations and are merely acting as holding companies.

Huaxia Boya (Beijing) Education Technology Co., Ltd. (“China Liberal Beijing”) was formed on August 8, 2011, as a Wholly Foreign-Owned Enterprise (“WOFE”) in the People’s Republic of China (“PRC”), with the registered capital of RMB33.5 million (approximately $5.1 million). Through December 31, 2018, Boya Hong Kong owned 91.1772% ownership interest in China Liberal Beijing, with the remaining 8.8228% ownership interest owned by five individual shareholders. On February 1, 2019, Boya Hong Kong entered into share transfer agreements with each of the non-controlling shareholders of China Liberal Beijing and completed the acquisition of the 8.8228% non-controlling interest in China Liberal Beijing, for a total price of RMB2.95 million (approximately $453,669). The total value of the non-controlling interest amounted to $540,907 as of the acquisition date (see Note 12). The Company borrowed cash from a related party to make this acquisition payment (see Note 9). After this transaction, China Liberal Beijing became a 100% owned subsidiary of Boya Hong Kong.

The Company, through its wholly-owned subsidiaries, is primarily engaged in providing educational services in the People’s Republic of China (the “PRC”) under the “China Liberal” brand. The Company offers a wide range of educational services and programs to customers, consisting primarily of Sino-foreign Jointly Managed Academic Programs, sales of textbooks and course material, Overseas Study Consulting Services and technological consulting services provided for targeted Chinese universities/colleges to help them improve their data management system and to optimize their teaching and operating environment. In late 2019, the Company also started to provide tailored job readiness training services to graduating students from the appropriate partner schools so that such students would be better equipped to serve the employer at their respective job positions. Because this line of business was newly added and the revenue generated from this line of business was de minimis in 2019.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Reorganization

A reorganization of the legal structure of the Company (“Reorganization”) was completed on March 25, 2019. The reorganization involved the incorporation of China Liberal, and the transfer of the 100% equity interest of Yi Xin BVI to China Liberal. Consequently, China Liberal became the ultimate holding company of all other entities mentioned above.

The Reorganization has been accounted for as a recapitalization among entities under common control since the same controlling shareholders controlled all these entities before and after the Reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

Upon the completion of the Reorganization, the Company has subsidiaries in countries and jurisdictions in the PRC, Hong Kong and BVI. Details of the subsidiaries of the Company as of December 31, 2019 were set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
China Liberal	February 25, 2019	Cayman Island	Parent, 100%	Investment holding

Yi Xin BVI	October 19, 2010	BVI	100%	Investment holding

Boya Hong Kong	May 11, 2011	Hong Kong	100%	Investment holding

China Liberal Beijing	August 8, 2011	Beijing, PRC	100%	Education service provider

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The accompanying consolidated financial statements include the financial statements of China Liberal, Yi Xin BVI, Boya Hong Kong and China Liberal Beijing. All inter-company balances and transactions are eliminated upon consolidation.

Non-controlling interest and accounting for changes in ownership

Non-controlling interests represented five minority shareholders’ aggregate 8.8228% ownership interest in China Liberal Beijing as of December 31, 2018. The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests in the results of the Company are presented on the face of the consolidated statements of income and comprehensive income as an allocation of the total income for the year between non-controlling interest holders and the shareholders of the Company. On February 1, 2019, Boya Hong Kong entered into share transfer agreements with each of the non-controlling shareholders of China Liberal Beijing and completed the acquisition of the 8.8228% non-controlling interest in China Liberal Beijing, for a total price of RMB 2.95 million (approximately $453,669). After this transaction, China Liberal Beijing became a 100% owned subsidiary of Boya Hong Kong. In accordance with ASC 810 “Consolidation,” changes in a parent’s ownership while the parent retains its controlling financial interest in its subsidiary should be accounted for as an equity transaction.

Uses of estimates

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”), management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable and contract receivable, advances to suppliers, the recoverability of long-lived assets, valuation allowance for deferred tax assets, provision necessary for contingent liabilities and revenue recognition. Actual results could differ from those estimates.

Risks and Uncertainties

The main operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations (see Note 15- Subsequent Events).

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Liquidity

During 2019, the Company had negative cash flow from operations and cash of $1.7 million at December 31, 2019. Commencing in December 2019, a novel strain of coronavirus (COVID-19) surfaced, which caused lockdowns, quarantines, travel restrictions, suspension of business activities and school closures. The continued uncertainties associated with COVID-19 may negatively impact the Company’s study abroad consulting services and “smart campus” related technological consulting services and its cash flows from operations in 2020.

On May 12, 2020, the Company completed its initial public offering (“IPO”) of 1,333,333 common shares at a public offering price of $6.00 per share for net proceeds of approximately $6.2 million. Management believes that the Company’s current cash at the financial statement release date of approximately $8.2 million will be sufficient to meet its working capital needs for at least the next 12 months.

The Company intends to finance its future working capital requirements and capital expenditures from cash generated from operating activities. However, the Company may seek additional financings, to the extent required, and there can be no assurances that such financing will be available on favorable terms or at all.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains most of its bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Accounts and contracts receivable, net

Accounts and contracts receivable are recorded net of allowance for uncollectible accounts.

The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trend. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of December 31, 2019 and 2018, there was no allowance recorded as the Company considers all of the accounts receivable fully collectible.

The Company’s contracts receivable represents balance derived from the Technological Consulting Services for Smart Campus Solutions provided to Chinese universities / colleges, when the projects under the contracts have been completed and accepted by Chinese universities / colleges, but the balances have not been past due based on the contracted payment schedules. The Company had not incurred any bad debts with Chinese universities/ colleges in the past, and considers the contract receivable fully collectible. Thus, there was no allowance recorded on such outstanding contract receivable as of December 31, 2019 and 2018 (See Note 4).

Advances to suppliers

Advance to suppliers consists of balances paid to suppliers that have not been provided or received. The Company makes advance payment to suppliers for purchase of equipment and devices in order to undertake the “smart campus” consulting projects for customers. Advance to suppliers are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2019 and 2018, there was no allowance recorded as the Company considers all of the advances to be fully realizable.

Deferred initial public offering (“IPO”) costs

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred offering costs will be charged to shareholders’ equity upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Lease

The Company adopted ASU 2016-02, “Leases” on January 1, 2019 and used the alternative transition approach which permits the effects of adoption to be applied at the effective date. The new standard provides a number of optional practical expedients in transition. The Company elected the ‘package of practical expedients’, which permits us not to reassess under the new standard our prior conclusions about lease identification, lease classification and initial direct costs. The Company also elected the short-term lease exemption and combining the lease and non-lease components practical expedients. The most significant impact upon adoption relates to the recognition of new Right-of-use (“ROU”) assets and lease liabilities on the Company’s balance sheet for office space operating leases. Upon adoption, the Company recognized additional operating liabilities of approximately $0.02 million, with corresponding ROU assets of the same amount based on the present value of the remaining rental payments under current leasing standards for existing operating leases. There was no cumulative effect of adopting the standard.

Impairment of long-lived Assets

Long-lived assets with finite lives, primarily property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition below are the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of December 31, 2019 and 2018.

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

•	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, accounts and contracts receivable, advances to suppliers, due from a related party, prepaid expenses and other current assets, accounts payable, deferred revenue, accrued expenses and other current liabilities, taxes payable and due to related parties, approximate the fair value of the respective assets and liabilities as of December 31, 2019 and 2018 based upon the short-term nature of the assets and liabilities. The fair value of the contracts receivable also approximate their carrying amount because the receivables were derived from fixed-price contracts and will be settled by cash.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment is provided using the straight-line method over their expected useful lives, as follows:

Useful life
Office equipment and furniture	5 years
Electronic equipment	5 years
Transportation vehicles	5-10 years
Leasehold improvement	Shorter of the lease term or estimated useful life

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

Revenue recognition

The Company’s revenues are primarily derived from providing a wide range of educational services and programs to customers, as disclosed below. Revenues are reported net of all value added taxes.

On January 1, 2019, the Company adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (“ASC Topic 606”) using the modified retrospective method. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

ASC 606, Revenue from Contracts with Customers, establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

ASC 606 requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way the Company records its revenue. The Company assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of Topic 606 and therefore there was no material changes to the Company’s consolidated financial statements upon adoption of ASC 606.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

The Company generates its revenue from the following sources:

-	Sino-foreign Jointly-Managed Academic Programs

The Company recommends and coordinates accredited international universities/colleges to forge partnerships with Chinese host universities/colleges to establish international education programs at degree level. Chinese host universities/colleges then utilize their existing administrative ability, campus classrooms and facilities to recruit Chinese students into such programs. The Company also selects, recruits and appoints qualified foreign faculty to teach major courses at selected Chinese host universities/colleges and bears all faculty related costs, provides continuing support to foreign faculty, develops and delivers major course content and materials to ensure teaching quality meeting international standards, and to optimize students’ learning outcome and to prepare them for further education overseas and help them with course credit conversion in the event that any student decides to pursue further study overseas. The Company actively supports and interacts with enrolled students throughout their programs to ensure successful program completion. The Company’s contracts with host Chinese universities/ colleges are fixed price contracts, pursuant to which, the Company is to receive a fixed portion of tuition for services rendered. As a result of performing the above-mentioned services, the Company is entitled to receive 30% to 50% of such student tuitions depending on the universities/colleges and the jointly managed academic programs, which are collected first by Chinese host universities/colleges from enrolled students at the beginning of each academic school year, and then remitted to the Company.

With respect to Sino-foreign Jointly Managed Academic Programs, the Company is not involved in recruiting students, collecting refunding tuition when students dropout, all of which are handled by the host universities/ colleges. The host universities/ colleges normally offer tuition refund if a student drops out from school within the first month of each academic school year. Collected tuition fees become non-refundable after the one-month refund policy window. Historically, for students enrolled under the Sino-foreign Jointly Managed Academic Programs, the average student dropout rate was below 1%. The Company’s contracts with Chinese host universities/colleges provide that (1) the host universities/ colleges will withhold the tuition collected from students for one to three months after the academic school year starts in September, and then remit the portion of tuition fees to the Company after the student headcounts have been finalized, and (2) the portion of tuition fee that the Company is entitled to receive is calculated based on the final actual number of students retained with the universities / colleges after any student dropout has been adjusted. Accordingly, any tuition refund has already been deducted by host universities / colleges before the Company receives its portion of the tuition fees. For accounting purposes, at the beginning of each academic school year, the Company initially accrues the estimated refund based on an historical 1% student dropout rate, and makes subsequent true-up adjustments after the final number of students retained with the host universities/colleges is determined. Such adjustments were immaterial for the years ended December 31, 2019, 2018 and 2017, respectively.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

-	Sino-foreign Jointly-Managed Academic Programs (continued)

The Company’s contracts with Chinese host universities/colleges provide that foreign teachers assigned by the Company should be substituted, and teaching textbooks, course materials and curriculums should be adjusted in a timely manner in order to ensure a satisfactory teaching result. The Chinese host universities/ colleges have the right to withhold the Company’s portion of the tuition if the Company does not take corrective action when the Company’s service deficiency is identified. Any costs related to teacher substitution, textbooks, course materials and curriculums adjustment should be borne by the Company. The Company maintains active communications with the host universities/ colleges in order to obtain feedback on the quality of the services performed. Any service deficiency is being corrected and improved in a timely manner so as to achieve satisfactory long-term cooperation with the host universities/ colleges. Historically, as a result of timely interaction with the host universities/colleges to address any service deficiency and to improve the teaching result, there were no estimable tuition withhold from the host universities/ colleges that needs to be accrued. There were no complaints received from the host universities/colleges with respect to the Company’s services for the years ended December 31, 2019, 2018 and 2017 which required material adjustment to the amount of fees received by the Company.

The tuition fees received by the Company are initially recorded as deferred revenue and recognized ratably over applicable academic year as the Company’s performance obligations related to teaching, management and other supporting services are carried out over the whole academic year.

Sales of textbooks and course materials

In order to ensure the quality of the course content to meet international standards, the Company has developed and edited more than 16 English textbooks and course materials with emphasis on language training, and sells these textbooks and course materials to students enrolled under the Sino-foreign joint education programs.

Revenue from sales of textbooks and related course materials is recognized upon delivery of textbooks and course materials, which is when the risks and titles are transferred and the Company’s performance obligation is satisfied.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (Continued)

-	Overseas Study Consulting Service

The Company’s Overseas Study Consulting Services target those students who wish to study in foreign countries to enrich their learning experiences and to expand their horizon and employment possibilities. The Company’s overseas study consulting services are typically performed under one-on-one private tutoring model with duration of four to six months. The Company provides school information to help students make informed decisions about which institution and major to choose from, help them prepare for school application and admission; provides study plans, language training and test preparation courses to help students improve their foreign language ability and help them achieve higher scores in international admission and assessment tests. The Company also helps students on visa application and paperwork, and offers overseas extended services such as finding accommodation and travel assistance. In connection with these services, the Company collects an up-front fee based on the scope of consulting services requested by students. 90% of the consulting service fee collected is non-refundable, and is recognized ratably as revenue over the service period, while 10% of the consulting fee is refundable and is deferred and recognized as revenue when students are successfully admitted by foreign institution and student visas are granted.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (Continued)

-	Technological Consulting Services for Smart Campus Solutions

Under the concept of “creating smart campus”, the Company’s technological consulting services utilize the advanced information technology such as cloud computing, mobile internet and big data analytics to provide total solutions to targeted Chinese universities/colleges in order to integrate and improve their teaching, research, student data management, storage and processing, and campus life services, and to optimize their teaching and operating environment and improve operational efficiency. The Company’s “smart campus” related technological consulting service contracts are primarily on a fixed-price basis, which require the Company to perform services including project planning, project solution and design, data management application customization, installations of hardware equipment and components for digital classrooms and academic experiment centers or labs, integration of hardware and software application, and post-contract continuous maintenance support, based on the specific needs from each customer. Upon delivery of services, project completion inspection and customer acceptance are generally required. In the same contract, it may also include provisions that require the Company to provide post-contract maintenance support for a period ranging from several months to three years after customized “smart campus” solutions and services are delivered.

In addition, some of the Company’s “smart campus” related technological consulting service contracts include a difference in timing of when control is, or is deemed to be, transferred and the collection of cash receipts, which are collected over the term of the service arrangement. The timing difference could result in a significant financing component for performance obligations. If a significant financing component is identified, the future cash flows included in the transaction price allocated to the performance obligations are discounted using a discount rate compared to a market-based borrowing rate specific to both the customer and terms of the contract. The resulting present value of the allocated future cash flows is recorded as revenue while the discount amount is considered to be the significant financing component. Future cash flows received from the customer related to the performance obligations are bifurcated between principal repayment of the receivable and the related imputed interest income related to customer financing. The interest income is recorded as financing income within the consolidated statements of income and comprehensive income as providing financing to the customers is a core component under such contracts.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (Continued)

-	Technological Consulting Services for Smart Campus Solutions (continued)

The Company evaluates “smart campus” solution service contracts and determines whether these contracts contain multiple element arrangements. An arrangement is separated, if (1) the delivered element(s) has (have) value to the customer on a stand-alone basis, (2) there is reliable evidence of the fair value of the undelivered element (s) and (3) if the arrangement includes a general right of return relative to the delivered element(s), delivery or performance of the undelivered element (s) is (are) considered probable and substantially in the control of the Company. If all three criteria are fulfilled, appropriate revenue recognition convention is then applied to each separate unit of accounting. If the three criteria are not met, revenue is deferred until such criteria are met or until the period in which the last undelivered element is delivered.

The Company determines “smart campus” solution and application customization service, installations of hardware and software components, and post-contract continuous maintenance support, as separate performance obligation   in same fixed-fee contract, because the Company’s promise to transfer each of these services is separately identifiable from other promises in the contract. The Company allocates contract revenue to the identified separate units based on their relative fair value.

Reliable fair values are sales prices for the component when it is regularly sold on a stand-alone basis, third-party prices for similar components or, under certain circumstances, cost plus, an adequate business specific profit margin related to the relevant element. The amount allocable to the delivered elements is limited to the amount that is not contingent upon delivery of additional elements or meeting other specified performance conditions. Revenue allocated to technological consulting services for “smart campus” solution is recognized upon completion of each unit of service. In instances where substantive completion inspection and customer acceptance provisions are specified in contracts, revenues are deferred until all inspection and acceptance criteria have been met.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (Continued)

Contract Balances and Remaining Performance Obligations

Contract balances typically arise when a difference in timing between the transfer of control to the customer and receipt of consideration occurs.

The Company’s contract assets, consist primarily of accounts receivable related to providing educational services associated with Sino-foreign jointly managed education programs and study abroad consulting services to enrolled students, and contract receivable associated with providing technological consulting services for smart campus solutions, in which the Company’s contracted performance obligations have been satisfied, amount billed and the Company has an unconditional right to payment.

The Company had accounts receivable related to revenues from Sino-foreign jointly managed education programs and study abroad consulting services of $518,191 and $833,174 as of December 31, 2019 and 2018, respectively. The Company has fully collected the December 31, 2018 outstanding accounts receivable during the period of January to April 2019. The outstanding accounts receivable of $518,191 as of December 31, 2019 has been fully collected during the subsequent period of March to May 2020.

In addition, the Company had contract receivable of $2,711,039 (including current and non-current portion of $1,639,213 and $1,071,826, respectively) and $2,577,423 (including current and non-current portion of $960,237 and $1,617,186, respectively) as of December 31, 2019 and 2018, respectively, primarily derived from providing technological consulting services for smart campus solutions to Chinese universities/ colleges. The balance due within one year and more than one year was based on the contracted payment terms with Chinese universities/ colleges. As of December 31, 2018, the Company had outstanding short-term contract receivable of $960,237 primarily related to FMP “smart campus” projects, the Company fully collected such amount before December 31, 2019. As of December 31, 2019, the Company’s short-term contract receivable included $1,543,478 receivable from FMP and $95,735 receivable from other Chinese universities/colleges. Subsequently, in June 2020, the Company collected approximately $0.4 million (RMB 2,740,000) short-term contract receivable from FMP and remaining short-term contract receivable will be collected before December 2020. The FMP long-term contract receivable of $1,071,826 will be collected in 2020 and 2021 based on the contract payment terms (see Note 4). In connection with the FMP “smart campus” projects, financing component resulted from a timing difference when control is transferred and the collection of cash receipts that may impact future cash flows amounted to $164,993 as of December 31, 2019. The Company had not incurred any bad debts with Chines universities/colleges in the past in connection with its undertaking of these services, and accordingly the Company considers the contract receivable fully collectible.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (Continued)

Contract Balances and Remaining Performance Obligations (continued)

The Company’s contract liabilities, which are reflected in its consolidated balance sheets as deferred revenue of $562,056 and $149,560 as of December 31, 2019 and December 31, 2018, respectively, consist primarily of the Company’s unsatisfied performance obligations as of the balance sheet dates. The December 31, 2019 deferred revenue balance primarily consisted of $302,640 deferred revenue associated with the Company’s Sino-foreign jointly managed academic programs and $259,416 deferred revenue associated with the Company’s “smart campus” projects when the Company received advance payment from customers while the projects have not been completed as of the balance sheet date. The December 31, 2018 deferred revenue balance of $149,560 primarily related to the Company’s Sino-foreign jointly managed academic programs.

Disaggregation of revenue

Revenue disaggregated by service type was as follows for the years ended December 31, 2019, 2018, and 2017:

	For the years ended December 31,
	2019	2018	2017
Revenue from Sino-foreign Jointly Managed Academic Programs	$2,484,194	$2,410,781	$2,821,602
Revenue from textbook and course material sales	13,150	29,717	52,345
Revenue from Overseas Study Consulting Services	525,878	547,521	60,947
Revenue from Technological Consulting Services for Smart Campus Solutions	2,232,588	1,820,974	950,992
Total revenue	$5,255,810	$4,808,993	$3,885,886

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Costs on data management application system customization

With its “smart campus” solution services to Chinese universities/colleges, the Company provides technical support to help Chinese universities/ colleges to customize their campus data management application system to record student information. The Company does not develop and own the data management application software. Costs incurred, which consist primarily of internal salaries and benefits of personnel involved in the provision of such services, were included in the cost of revenue in the consolidated statements of income and comprehensive income.

Advertising expense

Advertising expenses primarily relate to advertisement of the Company’s brand name and services through outdoor billboards and social media such as Weibo and WeChat. Advertising expenses are included in selling expenses in the consolidated statements of income and comprehensive income. Advertising expenses amounted to $31,640, $47,353 and $27,884 for the years ended December 31, 2019, 2018 and 2017, respectively.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Government subsidies

Government subsidies primarily relate to value added tax refund on qualified teaching data management software developed by the Company and used in the Company’s Technological Consulting Services for Smart Campus Solution projects, with the subsidy amount approved by local tax authority. The Company recognizes government subsidies as other operating income when they are received because they are not subject to any past or future conditions, there are no performance conditions or conditions of use, and they are not subject to future refunds. Government subsidies received and recognized as other operating income totaled $72,051, $169,789 and $158,625 for the years ended December 31, 2019, 2018 and 2017, respectively.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2019, 2018 and 2017. The Company does not believe there was any uncertain tax provision at December 31, 2019 and 2018.

The Company’s operating subsidiary in China is subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the fiscal years ended December 31, 2019, 2018 and 2017. As of December 31, 2019, all of the tax returns of the Company’s PRC Subsidiary remain open for statutory examination by PRC tax authorities.

Value added tax (“VAT”)

The PRC government implemented a value-added tax reform pilot program, which replaced the business tax with VAT on selected sectors including but not limited to education in Beijing effective September 1, 2012. In August 2013, the pilot program was expanded nationwide in certain industries. Since May 2016, the change from business tax to VAT are expanded to all other service sectors which used to be subject to business tax. The VAT rates applicable to the Company’s PRC subsidiary ranged from 3% to 6%.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2019, 2018 and 2017, there were no dilutive shares.

Foreign currency translation

The functional currency for China Liberal, Yi Xin BVI and Boya Hong Kong is the U.S Dollar (“US$”). However, China Liberal, Yi Xin BVI and Boya Hong Kong currently only serve as the holding companies and did not have active operation as of December 31, 2019. The Company operates primarily through its subsidiary China Liberal Beijing in the PRC, and the functional currency for China Liberal Beijing is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into the reporting currency U.S. Dollars (“US$”). Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income (loss). Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	December 31, 2019	December 31, 2018	December 31, 2017
Year-end spot rate	US$1=RMB 6.9680	US$1=RMB 6.8776	US$1=RMB 6.5074
Average rate	US$1=RMB 6.9088	US$1=RMB 6.6163	US$1=RMB 6.7578

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income (loss). The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to US$ is reported in other comprehensive income (loss) in the consolidated statements of income and comprehensive income.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Accounting Standards Update 2019-04 Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and Accounting Standards Update 2019-05, Targeted Transition Relief. For public entities, ASU 2016-13 and its amendments is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As an emerging growth company, we plan to adopt this guidance effective January 1, 2023. We are currently evaluating the impact of our pending adoption of ASU 2016-13 on our consolidated financial statements.

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for all entities for fiscal years and interim periods within those fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

 In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. ASU 2019-12 is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years, with early adoption permitted. The Company does not expect adoption of the new guidance to have a significant impact on its consolidated financial statements.

In February 2020, the FASB issued ASU 2020-02, “Financial Instruments – Credit Losses (Topic 326) and Leases (topic 842) Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (topic 842)”. This ASU provides guidance regarding methodologies, documentation, and internal controls related to expected credit losses. This ASU is effective for interim and annual periods beginning after December 15, 2019, and early adoption is permitted. The Company is evaluating the impact of this guidance on its consolidated financial statements.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	December 31, 2019	December 31, 2018
Accounts receivable- Overseas Study Consulting Services	$480,895	$346,332
Accounts receivable- Sino-foreign Jointly Managed Academic Programs	37,296	486,842
Less: allowance for doubtful accounts	-	-
Accounts receivable, net	$518,191	$833,174

Under the Sino-foreign Jointly Managed Academic Programs, student tuition fees are collected by the Chinese host universities/colleges at the beginning of each academic school year and then remit the agreed portion to the Company within one to four months. The December 31, 2019 accounts receivable balance was fully collected by May 2020.

The Company’s overseas study consulting services normally require students to make upfront payment upon signing of contract. Occasionally, some students may make installment payments. The $480,895 balance as of December 31, 2019 represents those billed but not yet collected installment payments, which was fully collected by June 2020.

 CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — CONTRACTS RECEIVABLE, NET

Contracts receivable consists of the following:

	December 31, 2019	December 31, 2018
Contract receivable- “Smart Campus” related technological consulting services with FMP (1)	$2,450,312	$2,425,779
Financing component associated with FMP contract receivable (1)	164,992	-
Contracts receivable – Other “Smart Campus” related technological consulting services (2)	95,735	-
Contract receivable- “Smart Campus” project maintenance and technical support fee with FMP	-	151,644
Less: allowance for doubtful accounts	-	-
Total contracts receivable, net	2,711,039	2,577,423
Less: current portion of contract receivable	1,639,213	960,237
Contracts receivable, non-current	$1,071,826	$1,617,186

______

(1) In 2017, the Company entered into a contract with Fuzhou Melbourne Polytechnic (“FMP”) to help FMP with its smart campus project, including creating a big data center, digital classrooms and an experiment-based simulation teaching center for its business school.

The projects under the 2017 FMP contract requires the leveraging hardware facilities such as sensors, internet of things, digital portal, electronic blackboards, smartboards, projectors, LED display panels, high definition classroom audio and sound system and other lab-based equipment, together with data management applications, to create a total smart campus solution for FMP. In addition to the installation of hardware and data management application to make the smart campus system meet the expected operational conditions, the Company is also responsible for the post-contract maintenance and continuous technical support during the period of 2019 to 2021.

Total contract price under the 2017 FMP “smart campus” project was RMB 16.68 million (approximately $2.4 million) for completion of the software and hardware installation, plus additional RMB 5.05 million (approximately $0.73 million) post-contract maintenance and technical support fee. Among the RMB 5.05 million maintenance and support fee, RMB 1.04 million (USD $151,644) contract receivable for maintenance and technical support services rendered in 2018 has been received in January 2019. The remaining RMB 4.01 million (approximately $0.58 million) post-contract maintenance and technical support fee will be paid in three equal installments in 2019 to 2021 when services are rendered.

The contracted projects for the big data center, digital classrooms, an experiment-based simulation teaching center and a lab-based experiment center have been fully completed in November 2018 with satisfactory inspection and acceptance by FMP in December 2018. Based on the contract payment schedule, RMB 16.68 million earned project fee shall be paid in three equal installments of RMB 5,561,180 (approximately $798,103) each in 2019 to 2021.

 CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — CONTRACTS RECEIVABLE, NET (continued)

Based on the payment schedule, the Company collected total of $989,647 from FMP in 2019, including $798,103 contract price payment and 2019 maintenance fee of $191,545 (RMB 1.3 million). As of December 31, 2019, total outstanding contract receivable from FMP 2017 contract amounted to $1,596,206, including non-current portion of $798,103. Subsequently, in June 2020, the Company collected approximately $0.4 million (RMB 2,740,000) contract receivable from FMP.

In addition to the 2017 FMP contract, in 2019, the Company entered into a new “smart campus” related contract with FMP to help FMP to create an information engineering laboratory training center for contract price of RMB10.58 million (approximately $1.5 million) and an experiment-based simulation center, for its hotel management major at contract price of RMB5 million (approximately $0.7 million). Total contract price under the 2019 FMP “smart campus” project is RMB15.58 million (approximately $2.3 million) for software and hardware installation, plus additional RMB3.74 million (approximately $0.54 million) for post-installation maintenance and technical support fees for the three years from 2020 to 2022.

The contract for the information engineering laboratory training center include two phases. Phase I requires the Company to complete the hardware and software installation and decoration of the computer training rooms, IOT training room and digital classrooms with contract price of approximately RMB 7.1 million (USD 1.02 million), which was completed before December 31, 2019, passed the inspection and was accepted by FMP. Phase II requires the Company to complete the hardware and software installation for the cloud computing and big data room with contract price of RMB3.48 million (approximately $0.5 million). Due to COVID-19 outbreak and temporary school closure, the performance of the Phase II contract has been rescheduled to summer of 2020.

The experiment-based simulation center for FMP’s hotel management major was substantially completed before December 31, 2019 but did not pass the inspection and get accepted by FMP until January 2020.

Based on the contracted term, the contract price of RMB 7.1 million for Phase I of the information engineering laboratory training center shall be paid in two installments as follows:

Payment schedule	RMB	USD
Before December 20, 2020	5,193,777	$745,376
In 2021	1,907,308	273,724
Total	7,101,085	$1,019,100

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — CONTRACT RECEIVABLE, NET (continued)

As of December 31, 2019 and 2018, no allowance for doubtful accounts was recorded as the Company considers all of the contract receivable on “smart campus” projects from FMP fully collectible because in addition to the “smart campus” project, the Company has worked with FMP on Sino-foreign Jointly Managed Academic Programs since 2011 and there was no payment default based on past experience with FMP. Accordingly, management believes that cash collection from FMP is reasonably assured.

For the above mentioned 2017 and 2019 FMP contracts, revenue recognized for the years ended December 31, 2019 , 2018 and 2017 was as follows:

	For the years ended December 31,
	2019	2018	2017
Revenue from 2017 FMP “smart campus” contract	$-	$1,517,410	$700,592
2017 FMP contract post-installation maintenance fee revenue	187,559	153,040	-
Revenue from 2019 FMP “smart campus” contract	926,187	-	-
Total revenue from FMP “smart campus” contracts	$1,113,746	$1,670,450	$700,592

(2) In 2019, the Company has entered into additional smart campus solution contracts with a number of Chinese universities/colleges, including Capital Normal University, Shougang Technician College, Beijing Institute of Technology, North China Electric Power University, University of Chinese Academy of Sciences, Beijing Advanced Technical School of Arts and Craft and China University of Mining & Technology (Beijing), etc., to provide “smart campus” solution related consulting services to them, such as internet network improvement, digital classroom solutions, and educational management system customization. Total value of these smart campus solution contracts was $1,420,409. Some of these new smart campus contracts had been executed, completed, and accepted by these universities/ colleges and the Company recognized revenue of $1,118,842 in 2019, while some of the contracts are still under execution with deferred contract liabilities of approximately $0.3 million as of December 31,2019. Due to school closure and business disruptions derived from the COVID-19 outbreak and spread, the progress of some of these projects was delayed and the Company expects to substantially completed these projects during the summer of 2020 and generate increased revenue from this segment during the second half of fiscal year 2020 based on the progress of these “smart campus” projects.

 CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — ADVANCE TO SUPPLIERS

In connection with the technological consulting services provided to Chinese universities/colleges for the “smart campus” projects as disclosed in Note 4, the Company made advance payment to suppliers for purchase of electronic sensors, smartboards, projectors, LED display panels, high definition classroom audio and sound system and other lab-based equipment. The balances of advance to suppliers were $836,766 and $19,885 as of December 31, 2019 and 2018, respectively. There was no allowance recorded as the Company considers all of the advances fully realizable.

NOTE 6 – DEFERRED INITIAL PUBLIC OFFERING COSTS

Deferred offering costs consisted principally of legal, underwriting, and other professional service expenses in connection with the Initial Public Offering (the “IPO”) of the Company’s ordinary shares. As of December 31, 2019 and 2018, the Company capitalized $649,451 and $Nil of deferred offering costs. Such costs will be deferred until the closing of the IPO, at which time the deferred costs will be offset against the offering proceeds. The Company completed its IPO in May 2020 (see Note 15).

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	December 31, 2019	December 31, 2018
Other receivable(1)	$234,710	$94,106
Interest receivable(2)	-	163,502
Others prepaid expenses(3)	104,550	28,444
Subtotal	339,260	286,052
Allowance for doubtful accounts	-	-
Prepaid expenses and other current assets, net	$339,260	$286,052

(1)

Other receivable primarily include short-term advances to employees for business development, which are normally expensed within three months when invoices and other supporting documents been submitted for reimbursement, and rental security deposit for the Company’s headquarter office in Beijing.

(2)

On March 19, 2017, the Company advanced a short-term loan in the amount of $1,997,726 (RMB 13 million) to a non-related third party, Jinjiang Hengfeng Trading Co., Ltd.(“Hengfeng”), as working capital, bearing interest rate of 4.8% per annum with maturity date of September 19, 2017. Immediate before the loan maturity, on September 5, 2017, the Company and Hengfeng signed a supplemental agreement to extend the loan maturity to December 19, 2018 with adjusted interest rate of 5% per annum. The Company accrued interest receivable of $163,502 as of December 31, 2018, which has been fully collected in February 2019.

(3)	Other prepaid expenses include prepaid advertising expense and prepaid utility expense, which are amortized over the service periods.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	December 31, 2019	December 31, 2018
Office equipment and furniture	$27,941	$27,848
Electronic equipment	87,176	70,964
Transportation vehicles	218,147	221,014
Leasehold improvement	46,128	78,127
Subtotal	379,392	397,953
Less: accumulated depreciation	(301,610)	(296,748)
Property and equipment, net	$77,782	$101,205

Depreciation expense was $40,038, $45,347 and $46,649 for the years ended December 31, 2019, 2018 and 2017, respectively. During the year ended December 31, 2019, the Company disposed $31,251 fully depreciated office leasehold improvement upon lease expiration. No gain or loss recognized from such disposal.

NOTE 9 — RELATED PARTY TRANSACTIONS

a.	Due from a related party

On May 22, 2018, Xiamen Xinbaiyi Investment Group (“Xinbaiyi”), an entity related to the Company’s Board member and shareholder Mr. Ruenjie Lin, entered into a loan agreement with the Company to borrow RMB2.5 million (approximately $363,499) as working capital for 10 months (from June 5, 2018 to February 28, 2019). The loan is non-interest bearing. Xinbaiyi repaid RMB2 million within 2018. The remaining balance of $72,700 as of December 31, 2018 was received in February 2019. There was no such balance as of December 31, 2019.

b.	Due to related parties

As of December 31, 2019 and 2018, the balance due to related parties are comprised of advances from the Company’s principal shareholders and used for working capital during the Company’s normal course of business. These advances are non-interest bearing and due on demand. Due to related parties amounted to $461,633 and $22,591 as of December 31, 2019 and 2018, respectively.

c.	Borrowing from a related party for acquisition of non-controlling interest

In connection with the Company’s acquisition of the 8.8228% non-controlling interest in China Liberal Beijing, the Company borrowed cash from related party, Ms. Yiyi Lin, the controlling shareholder of the Company, and made the payment to original five non-controlling shareholders (see Note 12). This borrowing from related party is non-interest bearing and due on demand. This borrowing from related party is non-interest bearing and the Company made the repayment to related party in fourth quarter of fiscal year 2019 using cash generated from operating activities.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — TAXES

(a)	Corporate Income Taxes (“CIT”)

Cayman Island

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

BVI

Yi Xin BVI is incorporated in the BVI as an offshore holding company and is not subject to tax on income or capital gain under the laws of BVI.

Hong Kong

Boya Hong Kong is incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 16.5%. However, Boya Hong Kong did not generate any assessable profits arising in or derived from Hong Kong for the fiscal years ended December 31, 2019, 2018 and 2017, and accordingly no provision for Hong Kong profits tax has been made in these periods.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — TAXES (continued)

(a)	Corporate Income Taxes (“CIT”) (Continued)

PRC

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. China Liberal Beijing, the Company’s main operating subsidiary in PRC, was approved as a HNTE and is entitled to a reduced income tax rate of 15% beginning December 2016, which is valid for three years. In December 2019, China Liberal Beijing successfully renewed its HNTE Certificate with local government and will continue to enjoy the reduced income tax rate of 15% for another three years by December 2022. EIT is typically governed by the local tax authority in PRC. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The corporate income taxes for fiscal 2019,2018 and 2017 were reported at a reduced rate of 15% as a result of China Liberal Beijing being approved as a HNTE. The impact of the tax holidays noted above decreased corporate income taxes by $101,398, $105,864 and $100,549 for the years ended December 31, 2019, 2018 and 2017, respectively. The benefit of the tax holidays on net income per share (basic and diluted) $0.02, $0.02 and $0.02 for the years ended December 31, 2019, 2018 and 2017, respectively.

The components of the income tax provision are as follows:

	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
Current tax provision
Cayman	$-	$-	$-
BVI	-	-	-
Hong Kong	-	-	-
PRC	156,038	167,813	158,109
	$156,038	$167,813	$158,109
Deferred tax provision
Cayman	$-	$-	$-
BVI	-	-	-
Hong Kong	-	-	-
PRC	-	-	-
	-	-	-
Income tax provision	$156,038	$167,813	$158,109

 CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — TAXES (continued)

(a)	Corporate Income Taxes (“CIT”) (continued)

The following table reconciles the China statutory rates to the Company’s effective tax rate for the years ended December 31, 2019, 2018 and 2017:

	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
China Income tax statutory rate	25.0%	25.0%	25.0%
Permanent difference	0.4%	0.4%	0.3%
Changes in valuation allowance (1)	10.9%	0.0%	0.0%
Effect of PRC preferential tax rate	(10.0)%	(10.0)%	(10.0)%
Effective tax rate	26.3%	15.4%	15.3%

______

(1)	Changes in valuation allowance related to a full valuation allowance against the deferred tax assets derived from the net operating loss from the Company’s subsidiary Boya Hong Kong in 2019.

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. As of December 31, 2019, all of the Company’s tax returns for its PRC Subsidiary remain open for statutory examination by PRC tax authorities.

(b)	Taxes payable

Taxes payable consist of the following:

	December 31, 2019	December 31, 2018
Income tax payable	$257,125	$14,744
Value added tax payable	144,108	225,966
Other taxes payable	3,220	3,432
Total taxes payable	$404,453	$244,142

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — CONCENTRATIONS

A majority of the Company’s revenue and expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As of December 31, 2019 and 2018, $1,701,662 and $2,077,146 of the Company’s cash was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. For the years ended December 31, 2019, 2018 and 2017, the Company’s substantial assets were located in the PRC and the Company’s substantial revenues were derived from its subsidiaries located in the PRC.

For the year ended December 31, 2019, two customers accounted for approximately 36.3% and 30.9% of the Company’s total revenue, respectively. For the year ended December 31, 2018, two customers accounted for approximately 44.2% and 37.1% of the Company’s total revenue, respectively. For the year ended December 31, 2017, two customers accounted for approximately 55.2% and 31.3% of the Company’s total revenue, respectively.

As of December 31, 2019, one customer accounted for 82.1% of the total outstanding accounts and contracts receivable balance.. As of December 31, 2018, one customer accounted for 81.0% of the total accounts receivable balance.

For the year ended December 31, 2019, three suppliers accounted for approximately 26.0%, 15.9% and 14.6% of the total purchases, respectively. For the year ended December 31, 2018, two suppliers accounted for approximately 21.2% and 12.2% of the total purchases, respectively. For the year ended December 31, 2017, four suppliers accounted for approximately 38.1%, 16.1%, 11.9% and 11.2% of the total purchases, respectively.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — SHAREHOLDERS’ EQUITY

Ordinary Shares

China Liberal is an excepted company established under the laws of the Cayman Island on February 25, 2019. The original authorized number of ordinary shares was 50,000 shares with par value of US$1.00 per share and 1,000 ordinary shares were issued. On July 8, 2019, the Company amended its Memorandum of Association to subdivide the authorized shares from 50,000 shares at par value of $1.00 per share to 50,000,000 shares of ordinary shares with par value of $0.001 per share, and subdivide the already issued 1,001 shares to 1,001,000 shares at par value of $0.001 per share. On July 15, 2019, the Company issued additional 3,999,000 shares of ordinary shares with par value of $0.001 per share to current shareholders. As a result, there are total 5,000,000 share issued and outstanding. The issuance of these 5,000,000 ordinary shares is considered as a part of the Reorganization of the Company, which was retroactively applied as if the transaction occurred at the beginning of the period presented (see Note 1).

Recapitalization

In 2018, in order to expand business scopes, which requires a significant increase in paid-in capital in accordance with Chinese rules and regulations, the Company’s major operating entity, China Liberal Beijing, converted its accumulated retained earnings of $2,935,589 as of December 31, 2018 into additional paid-in capital. China Liberal Beijing completed the compliance filing in December 2018 to reflect this recapitalization.

Non-controlling interest

Before December 31, 2018, non-controlling interests represent five minority shareholders’ 8.8228% ownership interests in the Company’s subsidiary China Liberal Beijing. On February 1, 2019, Boya Hong Kong entered into share transfer agreements with each of the non-controlling shareholders of China Liberal Beijing and completed the acquisition of the 8.8228% non-controlling interest in China Liberal Beijing, for a total price of RMB 2.95 million (approximately $453,669). The total value of the non-controlling interest amounted to $540,907 as of the acquisition date. The Company borrowed cash from related party to make the acquisition payment (see Note 9). After this transaction, China Liberal Beijing became a 100% owned subsidiary of Boya Hong Kong. In accordance with ASC 810 “Consolidation,” changes in a parent’s ownership while the parent retains its controlling financial interest in its subsidiary should be accounted for as an equity transaction. Therefore, no gain or loss is expected to be recognized from this transaction.

The following table reconciles the non-controlling interest as of December 31, 2019, 2018 and 2017:

Total
As of December 31, 2016	$-
Capital contribution by non-controlling shareholders	453,669
Net income attributable to non-controlling interest	5,800
Foreign currency translation gain	198
As of December 31, 2017	$459,667
Net income attributable to non-controlling interest	81,779
Foreign currency translation loss	(22,871)
As of December 31, 2018	$518,575
Acquisition of non-controlling interest	(540,907)
Foreign currency translation adjustment	22,332
As of December 31, 2019	$-

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — SHAREHOLDERS’ EQUITY (continued)

Statutory reserve and restricted net assets

The Company’s PRC subsidiary is restricted in its ability to transfer a portion of its net assets to the Company. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China.

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital, but are not distributable as cash dividends.

Relevant PRC laws and regulations restrict the Company’s PRC subsidiary from transferring a portion of its net assets, equivalent to its statutory reserves and its share capital, to the Company in the form of loans, advances or cash dividends. Only PRC entities’ accumulated profits may be distributed as dividends to the Company without the consent of a third party. As of December 31, 2019 and 2018, the restricted amounts as determined pursuant to PRC statutory laws totaled $379,952 and $294,158, respectively, and total restricted net assets amounted to $4,964,068 and $4,878,274, respectively.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — LEASES

The Company’s main operating subsidiary, China Liberal Beijing, leases office spaces for its headquarter office and local branches under non-cancelable operating lease agreements with various expiration dates between 2019 and 2021. Rent expense for the years ended December 31, 2019, 2018 and 2017 was $235,894, $271,585 and $229,525, respectively.

Effective January 1, 2019, the Company adopted the new lease accounting standard Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842) using the optional transition method which allowed the Company to continue to apply the guidance under the lease standard in effect at the time in the comparative periods presented. In addition, the Company elected the package of practical expedients, which allowed us to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The Company has also elected the practical expedient allowing us to not separate the lease and non-lease components for all classes of underlying assets. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities of $18,372 and $15,676, respectively, as of December 31, 2019 with no impact on accumulated deficit. Financial position for reporting periods beginning on or after January 1, 2019, are presented under the new guidance, while prior period amounts are not adjusted and continue to be reported in accordance with previous guidance.

As of December 31, 2019, the weighted-average remaining lease term was two years. The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on the benchmark lending rate for three-year loans as published by China’s central bank in order to discount lease payments to present value. The weighted-average discount rate of the Company’s operating leases was 4.75%, as of December 31, 2019.

Supplemental balance sheet information related to operating leases was as follows:

As of December 31, 2019
Right-of-use assets	$20,883
Right of use asset-accumulated amortization	(2,511)
Right-of-use assets, Net	18,372

Operating lease liabilities, current	10,326
Operating lease liabilities, noncurrent	5,350
Total operating lease liabilities	$15,676

As of December 31, 2019, maturities of operating lease liabilities were as follows:

Maturity of Operating Lease Liabilities
2020	$10,784
2021	5,392
Total future minimum lease payments	16,176
Less imputed interest	(500)
Total	$15,676

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 — SEGMENT REPORTING

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services. Based on management’s assessment, the Company has determined that it has four operating segments as defined by ASC 280, including Sino-foreign Jointly Managed Academic Programs, textbooks and course material sales, Overseas Study Consulting Services and Technological Consulting Services for Smart Campus Solutions.

Substantially all of the Company’s revenues for the years ended December 31, 2019, 2018 and 2017 were generated from the PRC. As of December 31, 2019 and 2018, a majority of the long-lived assets of the Company are located in the PRC, and therefore, no geographical segments are presented.

 CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 — SEGMENT REPORTING (continued)

The following table presents summary information by segment for the years ended December 31, 2019, 2018 and 2017, respectively:

	For the year ended December 31, 2019
	Joint education programs	Textbook Sales	Overseas study consulting	Technological consulting for “smart campus” solutions	Total
Revenue	$2,484,194	$13,150	$525,878	$2,232,588	$5,255,810
Cost of revenue	1,508,356	11,499	264,695	1,576,144	3,360,694
Gross profit	975,838	1,651	261,183	656,444	1,895,116

Operating expenses	700,850	3,730	140,765	531,111	1,376,456
Income (Loss) from operation	274,988	(2,079)	120,418	125,333	518,660

Depreciation and amortization	18,505	64	4,404	17,065	40,038
Capital expenditure	-	304	760	16,674	17,738

Total assets	3,239,183	17,146	685,702	2,911,109	6,853,140
Total liabilities	$790,833	$4,186	$167,411	$710,735	$1,673,165

	For the year ended December 31, 2018
	Joint education programs	Textbook sales	Overseas study consulting	Technological consulting for “smart campus” solutions	Total
Revenue	$2,410,781	$29,717	$547,521	$1,820,974	$4,808,993
Cost of revenue	1,155,854	19,687	64,321	1,462,435	2,702,297
Gross profit	1,254,927	10,030	483,200	358,539	2,106,696

Operating expenses	661,642	2,765	383,688	235,465	1,283,560
Income from operation	593,285	7,265	99,512	123,074	823,136

Depreciation and amortization	22,733	-	5,443	17,171	45,347
Capital expenditure	41,867	-	10,024	31,624	83,515

Total assets	2,991,601	-	716,310	2,259,694	5,967,605
Total liabilities	$358,949	$-	$85,947	$271,130	$716,026

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 — SEGMENT REPORTING (continued)

	For the year ended December 31, 2017
	Joint education programs	Textbook sales	Study abroad consulting	Technological consulting for smart campus project	Total
Revenue	$2,821,602	$52,345	$60,947	$950,992	$3,885,886
Cost of revenue	1,175,646	46,532	49,765	889,379	2,161,322
Gross profit	1,645,956	5,813	11,182	61,613	1,724,564

Operating expenses	883,156	1,055	10,049	55,926	950,186
Income from operation	762,800	4,758	1,133	5,687	774,378

Depreciation and amortization	33,873	-	1,360	11,416	46,649
Capital expenditure	8,047	-	1,306	-	9,353

Total assets	3,813,090	-	153,102	1,285,162	5,251,354
Total liabilities	$464,976	$-	$18,670	$156,715	$640,361

NOTE 15 — SUBSEQUENT EVENTS

The Company’s operations may be affected by the recent and ongoing outbreak of the coronavirus disease 2019 (COVID-19) which in March 2020, has been declared as a pandemic by the World Health Organization. The ultimate disruption which may be caused by the outbreak is uncertain; however it may result in a material adverse impact on the Company’s financial position, operations and cash flows. The Company’s revenue form Sino-foreign jointly managed academic programs was not significantly impacted because the host Chinese universities/colleges closed for winter break in December 2019 before the outbreak of COVID-19. Although the host Chinese universities/colleges remained closed from February to May 2020, the Company has been providing distance teaching services to students and no dropout has been reported to the Company during this temporary school closure period. The Company’s revenue from study abroad consulting services may be affected because school closure and international travel bans may restrict students from pursue their overseas education in Europe, Australia, the United States and other foreign countries, which may cause suspension of the Company’s one-on-one consulting services, as well as postponement of payment from the Company’s partnering schools. In addition, the execution of the Company’s smart campus contracts with Chinese universities/colleges and collection of the payment may be delayed. These uncertainties may cause decrease in the Company’s revenue and cash flows for fiscal year 2020. As the Chinese universities/ colleges have gradually reopened since May 2020, the Company expects to substantially complete the delayed “smart campus” projects during the summer 2020, which may help to increase the revenue in the second half of 2020. However, the extent of the impact of COVID-19 can still depend on certain developments, including re-occurrences and associated duration and spread and the potential impact on the Company’s customers and schools, all of which are still uncertain and cannot be predicted at this point.

On May 12, 2020, the Company completed its initial public offering (“IPO”) of 1,333,333 common shares at a public offering price of $6.00 per share. The gross proceeds were $8 million before deducting placement agents’ commissions and other offering expenses, resulting in net proceeds of approximately $6.2 million. In connection with the offering, the Company’s common shares began trading on the NASDAQ Global Market under the symbol “CLEU.”

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiary exceeded 25% of the consolidated net assets of the Company, therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and the respective profit or loss as “Equity in earnings of subsidiaries” on the condensed statements of income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of December 31, 2019 and 2018, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

	As of December 31,
	2019	2018
ASSETS
Non-current assets
Investment in subsidiaries	$5,179,975	$4,733,004

Total assets	$5,179,975	$4,733,004

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES	$-	$-

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.001 par value, 50,000,000 shares authorized, 5,000,000 shares issued and outstanding as of December 31, 2019 and 2018	5,000	5,000
Additional paid-in capital	4,579,116	4,579,116
Retained earnings	908,267	383,125
Accumulated other comprehensive loss	(312,408)	(234,237)
Total shareholders’ equity	5,179,975	4,733,004

Total liabilities and shareholders’ equity	$5,179,975	$4,733,004

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

	For the Years Ended
	December 31 2019	December 31 2018	December 31 2017

EQUITY IN EARNINGS OF SUBSIDIARIES	$437,904	$842,661	$869,006

NET INCOME	$437,904	$842,661	$869,006

FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	(78,171)	(156,333)	244,234
COMPREHENSIVE INCOME ATTRIBUTABLE TO THE COMPANY	$359,733	$686,328	$1,113,240

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

PARENT COMPANY STATEMENTS OF CASH FLOWS

For the Years Ended
	December 31 2019	December 31 2018	December 31 2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$437,904	$842,661	$869,006
Adjustments to reconcile net cash flows from operating activities:
Equity in earnings of subsidiary	(437,904)	(842,661)	(869,006)
Net cash used in operating activities	-	-	-

CHANGE IN CASH	-	-	-

CASH, beginning of year	-	-	-

CASH, end of year	-	-	-

