Form 20-F
period 2020-12-31
China Liberal Education Holdings Ltd
filed 2021-04-30
CIK 1775085

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐     SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from _________ to _____________.

Commission file number: 001-39259

China Liberal Education Holdings Limited
(Exact name of Registrant as Specified in its Charter)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

Room 1618 Zhongguangcun MOOC Times Building,

18 Zhongguangcun Street, Haidian District

Beijing, People’s Republic of China 100190

(Address of Principal Executive Offices)

Ms. Ngai Ngai Lam, Chief Executive Officer

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

An aggregate of 6,333,333 ordinary shares, par value $0.001 per share, as of December 31, 2020.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐     No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐     No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒     No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, "accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐     No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐    No ☐

INTRODUCTION

“We,” “us,” “our,” or the “Company” are to China Liberal Education Holdings Limited, a Cayman Islands exempted company with limited liability, and its Affiliated Entities, as the case may be. Unless the context otherwise requires, in this annual report on Form 20-F references to:

•	“Affiliated Entities” are to our subsidiaries;
•	“Boya Hong Kong” are to China Boya Education Group Co., Limited, a Hong Kong limited liability company;
•	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;
•	“China Liberal” are to China Liberal Education Holdings Limited, a Cayman Islands exempted company with limited liability;
•	“China Liberal Beijing” or “PRC Subsidiary” are to China Liberal (Beijing) Education Technology Co., Ltd., a PRC limited liability company and our operating subsidiary;
•	“Company,” “we” and “us” are to one or more of China Liberal Education Holdings Limited, and its Affiliated Entities, as the case may be;
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

•	“US$,” “dollars” or “U.S. dollars” are to the legal currency of the United States; and
•	“Yi Xin BVI” are to Yi Xin International Investment Limited, a company incorporated in the British Virgin Islands.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2020, 2019, and 2018.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

U.S. Dollar Exchange Rate	December 31, 2020	December 31, 2019	December 31, 2018
At the end of the period - USD: RMB	US$1=RMB 6.5250	US$1=RMB 6.9680	US$1=RMB 6.8776
Average rate for the period - USD: RMB	US$1=RMB 6.8878	US$1=RMB 6.9088	US$1=RMB 6.6163

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

This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The education industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of the Ordinary Shares. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

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

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. Selected Financial Data

The selected consolidated statements of operations data for the years ended December 31, 2018, 2019 and 2020, and balance sheet data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The selected consolidated statements of operations data for the year ended December 31, 2017 and balance sheet data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended December 31, 2019 filed with the SEC on June 29, 2020, which are not included in this annual report.

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

Selected Statements of Operations Information

	For the years ended December 31,
	2020	2019	2018	2017

Revenue	$5,023,099	$5,255,810	$4,808,993	$3,885,886
Cost of revenue	2,157,033	3,360,694	2,702,297	2,161,322
Gross profit	2,866,066	1,895,116	2,106,696	1,724,564
Operating expenses
Selling expenses	229,656	593,215	704,060	541,424
General and administrative expenses	1,199,690	783,241	579,500	408,762
Total operating expenses	1,429,346	1,376,456	1,283,560	950,186

Income from operations	1,436,720	518,660	823,136	774,378
Other income
Interest income	101,257	6,120	88,926	70,743
Other (expenses) income, net	(26,035)	69,162	180,191	187,794
Total other income, net	75,222	75,282	269,117	258,537

Income before income taxes	1,511,942	593,942	1,092,253	1,032,915
Income tax provision	303,246	156,038	167,813	158,109

Net income	1,208,696	437,904	924,440	874,806
Less: net income attributable to non-controlling interest	-	-	81,779	5,800
Net income attributable to China Liberal Education Holdings Limited	$1,208,696	$437,904	$842,661	$869,006
Other comprehensive income (loss)
Total foreign currency translation adjustment	471,554	(78,171)	(260,983)	238,632
Total comprehensive income	1,680,250	359,733	663,457	1,113,438
Less: comprehensive income (loss) attributable to non-controlling interest	-	-	(22,871)	198
Comprehensive income attributable to China Liberal Education Holdings Limited	$1,680,250	$359,733	$686,328	$1,113,240
Earnings per share
Basic and diluted	$0.21	$0.09	$0.17	$0.17
Weighted average number of ordinary shares
Basic and diluted	5,852,459	5,000,000	5,000,000	5,000,000

(1)

Earnings per share is calculated by dividing net income attributable to the equity holders of our company by the weighted average number of ordinary shares outstanding during each of the periods reported. The weighted average ordinary shares outstanding for the fiscal years ended December 31, 2019, 2018 and 2017 have been retrospectively adjusted to reflect the issuance of 5,000,000 ordinary shares in July 2019 as part of the reorganization of the Company.

Selected Balance Sheets Information:

	As of December 31,
	2020	2019	2018	2017

Cash	$5,007,449	$1,702,279	$2,077,166	$7,970
Total current assets	12,325,454	5,685,160	4,249,214	4,498,419
Total non-current assets	448,460	1,167,980	1,718,391	752,935
Total current liabilities	1,109,883	1,667,815	716,026	640,361
Net assets	11,640,929	5,179,975	5,251,579	4,610,993
Total shareholder’s equity	$11,640,929	$5,179,975	$5,251,579	$4,610,993

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

Our revenues generated under Sino-foreign Jointly Managed Academic Programs represented 50.1%, 47.3% and 55.2% of our net revenues for the years ended December 31, 2018, 2019 and 2020, respectively. Although we continue to introduce new projects and to diversify our core business, the Sino-foreign Jointly Managed Academic Programs we actively service still generated a majority of our net revenues. In addition, for 2018, 2019 and 2020, we generated a vast majority of our Sino-foreign Jointly Managed Academic Program revenues from two major partners, Fuzhou Melbourne Polytechnic, or FMP and Minjiang University. We expect that this line of business will continue to generate consistent annual net revenue for the next few years. As other lines of business are making significant progress contributing to the annual net revenue, the contribution of annual net revenue from this line of business, as a percentage of annual net revenue, may proportionately reduce. Although in absolute term, we expect the annual net revenue contribution to remain consistent. During the years ended December 31, 2017 and 2018, we operated five such programs with four universities. However, we have ceased to provide services in connection with two of the existing programs because we assessed that these two programs are not profitable. More specifically, we have ceased to offer our courses under the International Scholarly Exchange Curriculum program with Fujian University of Technology, or the FUT ISEC Program, after the then existing students graduated in July 2018. We also have ceased to offer our courses under the New Zealand Tertiary College Program with Fujian Preschool Education College, or the NZTC Program, after the then existing students graduated in July 2019. Despite our long term working relationships with FMP and Minjiang University, one or more of these universities may decide to terminate their agreements with us and discontinue our cooperation for reasons such as expiration of Sino-foreign program permits, a change or expiration of programs, students’ inability to achieve the targeted level of language proficiency, undersubscription of students due to a global economic down-turn or otherwise, or simply decline to renew the agreements upon their expiration. If any of these situations occur, we cannot assure you that we will be able to timely secure other cooperation agreements with other programs, if at all, and therefore, our results of operations and financial condition may be materially and adversely affected.

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

In 2018, the MOE approved the termination of certain Sino-foreign Jointly Managed Academic Programs as a move to improve quality, tighten regulatory control, and promote reforms in China’s educational systems. Such actions were taken because problems had appeared in institutions and projects (none of which we service) that were previously approved by the relevant authorities. These problems included insufficient utilization of high quality educational resources, low instructional quality, weak specialized capabilities in academic departments, lack of content-based development mechanisms, low student satisfaction and poor attractiveness of programs. These problems made it difficult for those institutions and projects to continue operating and they were therefore closed down. This action by the MOE was taken to close down institutions and projects that were originally approved but at the time of termination did not have enrolled students any more. Thus, this action was also taken to improve the overall quality of the industry. In light of this, Fujian Province, the province where all of the Sino-foreign Jointly Managed Academic Programs we service are located, set a minimum score for English (as a subject) for those students who are applying for any four-year Sino-foreign joint programs that offer undergraduate degrees. As a result of these new regulatory controls and policy adjustments, even though none of the programs we service were terminated by MOE, overall student recruiting and enrollment under our Sino-foreign Jointly Managed Education Programs was negatively impacted, because some potential candidates could not meet the minimum score for English. For example, student enrollments under our joint education programs with Strait College of Minjiang University actually decreased by 300 students from 2017 to 2018, decreased by 108 students from 1,605 students in 2018 to 1,497 students in 2019 and decreased by 121 students from 1,497 students in 2019 to 1,376 students in 2020 due to lower student quota given by Strait College of Minjiang University and it is unlikely to lower student quota further as it has reached the desired teacher student ratio. We cannot assure you that the local government in Fujian Province or the MOE will not set an even higher eligibility standard for students to enroll in these joint education programs in the future, in which case our student enrollment numbers, result of operations and financial conditions may be negatively impacted.

Our partnering schools have the ability to withhold our portion of tuition payments in certain circumstances, and to the extent that our portion is withheld, our revenue, results of operations and financial condition may be materially and adversely affected.

Our results of operations are directly affected by the level of the tuition we charge to our students. Typically, students pay to the Sino-foreign Joint Managed Academic Programs tuition fees ranging from RMB15,000 (approximately US$2,268) to RMB28,000 (approximately US$4,233) per student per academic school year. Our contracts with host Chinese universities / colleges are fixed price contracts, pursuant to which, we are to receive a fixed portion of tuition for services rendered. As a result of us servicing our partnering schools, we are entitled to receive approximately 12.5% to 50% of such student tuitions depending on the relevant Sino-foreign Joint Managed Academic Programs. Chinese host universities/colleges collect tuition fees from enrolled students at the beginning of each academic school year in September, and pay us the portion we are entitled, as determined based on contractual terms, within one to three months thereafter.

Our contracts with Chinese host universities / colleges provide that (1) the host universities / colleges will withhold the tuition collected from students for one to three months after the academic school year starts in September, and then remit the portion of tuition fees to us after the student headcounts have been finalized, and (2) the portion of tuition fee that we are entitled to receive is calculated based on the final actual number of students retained with the universities / colleges after any student dropout has been adjusted. Accordingly, any tuition refund has already been deducted by host universities / colleges before we receive our portion of the tuition fees. For accounting purposes, at the beginning of each academic school year, we initially accrue the estimated refund based on an historical 1% student dropout rate, and make subsequent true-up adjustments after the final number of students retained with the host universities / colleges is determined. Such adjustments were immaterial for the years ended December 31, 2018, 2019 and 2020.

However, our ability to receive our portion of tuition fee from Chinese host universities / colleges largely depends on whether Chinese host universities / colleges are satisfied with our teaching services, or whether we can maintain positive communication with Chinese host universities / colleges to resolve any service deficiency on a timely manner. We normally receive our portion of tuition fees within one to three months after each academic school year starts in September, however, any extended tuition withholding or delayed tuition payment to us from Chinese host universities / colleges due to our service deficiency, may materially affect our revenue, results of operations and financial condition.

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

The success of our business depends on our students’ ability to obtain student visas for their overseas study. Although almost all of our students were granted student visas in the past for countries including Italy, Germany, Japan, England, Russia, United States of America and Australia, we cannot ensure that our students will be granted student visas and be accepted to overseas schools at rates we have experienced in the past, and parents and students may not be satisfied with our ability to help students gain admission to universities. Further, as a result of the COVID-19 pandemic, application of student visa for some of these countries was suspended, though suspension in some of these countries has been lifted as of the date of this annual report. Consequently, our revenue from study abroad consulting services decreased by approximately $0.4 million or 75.4% in 2020 as compared to 2019. Any such negative developments could result in a student’s withdrawal or decrease in future enrollment, and therefore, our business, financial condition and results of operations may be materially and adversely affected.

Changes to immigration policies in the countries our students plan to attend schools in may negatively affect our results of operations and financial condition.

A significant portion of our business relies upon our students’ confidence in, among other things, their ability to obtain student visas from the countries they intend to study in, including Italy, Germany, Japan, England, Russia, United States of America and Australia. We cannot assure you that immigration policies of the popular destination countries among our students will remain the same or become friendlier to overseas students, and there is no assurance that our students will be granted visas to study in the countries of their choices. Further, we cannot ensure that visas already granted by destination countries will not be cancelled by such destination countries, particularly in light of changes in foreign and domestic policies and politics. Further, as a result of the COVID-19 pandemic, application of student visa for some of these countries was suspended, though suspension in some of these countries has been lifted as of the date of this annual report. Any such negative developments could result in a student’s withdrawal or decrease in future enrollment, and therefore, our business, financial condition and results of operations may be materially and adversely affected.

If we and our partnering schools fail to increase student enrollments, our net revenues may decline, and we may not be able to maintain growth.

Our one-on-one consulting services provided within our overseas study consulting service offered to students (mostly art students) generate revenue from the tuition we collect from these students. It is critical for us to enroll prospective students in a cost-effective manner. Some of the factors, many of which are largely beyond our control, could prevent us from successfully increasing enrollments of new students in a cost-effective manner, or at all. These factors include, among other things, (i) reduced interest in the degrees, professions or schools which our services are targeting (art and computer science); (ii) improved quality and number of art schools in the PRC; (iii) the inability of students to pay tuition; (iv) increasing market competition, particularly price reductions by competitors that we are unable or unwilling to match; and (v) adverse changes in relevant government policies or general economic conditions. If one or more of these factors reduce market demand for our services, our student enrollments could be negatively affected or our costs associated with student acquisition and retention could increase, or both, any of which could materially affect our ability to grow our gross billings and net revenues. These developments could also harm our brand and reputation, which would negatively impact our ability to expand our business.

If fewer Chinese students, particularly art students, choose to study abroad, demand for our international program may decline.

One of the principal drivers of the growth of our business is the increasing number of Chinese students, particularly art students who choose to study abroad, reflecting the growing Chinese students demand for higher education in overseas countries. As such, any restrictive changes in immigration policy, terrorist attacks, geopolitical uncertainties, international conflicts involving countries of popular demand, and global pandemics such as the ongoing COVID-19 pandemic could make it more difficult for Chinese students to obtain student visas to study overseas, or decrease the appeal of studying in such countries to Chinese students. Any significant changes in admission standards adopted by overseas educational institutions could also affect the demand for overseas education by Chinese students. Additionally, Chinese students may also become less attracted to studying abroad for other reasons, such as improving domestic educational or employment opportunities associated with increased economic development in China. These factors could cause declines in the demand for our international program, which may adversely affect our revenue and profitability.

We face risks related to natural disasters, extreme weather conditions, health epidemics including the COVID-19 pandemic, and other catastrophic incidents, which could significantly disrupt our operations.

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

The outbreak of the novel coronavirus, commonly referred to as “COVID-19” has significantly affected business and other activities within China, including travel restrictions or quarantines within China, and postponement of the spring semester of 2020. Additionally, countries that our students will study in, including Italy and Germany are currently affected by the COVID-19 pandemic, which led to measures taken by the respective governments trying to contain the spread of the COVID-19, such as a lockdown, closure of schools and travel restrictions. Additional travel and other restrictions may be put in place to further control the outbreak. These measures may result in less demand for our services, suspension of our one-on-one consulting services, as well as postponement of payment from our partnering schools. Students seeking to enroll in international educational institutions may choose to remain in China, thereby not seeking our services. In addition, the execution of our smart campus contracts and collection of the payment may be delayed. Accordingly, our business, results of operations and financial condition may be adversely affected.

The Company’s operations have been affected by the COVID-19 pandemic. The long-term impact which may be caused by the outbreak is uncertain; however, it may result in a material adverse impact on the Company’s financial position, operations and cash flows. During fiscal year 2020, the Company’s revenue from Sino-foreign jointly managed academic programs was not significantly impacted because the host Chinese universities / colleges closed for winter break in December 2019 before the COVID-19 pandemic. Although the host Chinese universities / colleges remained closed from February to May 2020, the Company had been providing online teaching services to students and no dropout has been reported to the Company during this temporary school closure period. The Company’s revenue from study abroad consulting services has been significantly affected because school closure and international travel bans have discouraged or restricted students from pursuing their overseas education in Europe, Australia, the United States and other foreign countries, which has materially and adversely affected the Company’s one-on-one consulting services, as well as resulted in postponement of payment from the Company’s partnering schools / institutions. In addition, the execution of the Company’s smart campus contracts with Chinese universities / colleges and collection of the payment were delayed. As the Chinese universities / colleges have gradually reopened since May 2020, the Company has substantially completed the delayed “smart campus” projects during the summer 2020. However, the continued uncertainties associated with COVID-19 pandemic may cause the Company’s revenues and cash flows to underperform in the next 12 months. A resurgence could negatively affect the execution of additional smart campus contracts with Chinese universities/colleges, the collection of the payments from previous smart campus projects and the market development of the newly launched visualization solutions and technology consulting services to non-university business. The extent of the impact of COVID-19 pandemic in the future may still depend on certain developments, including re-occurrences and associated duration and spread and the potential impact on the Company’s customers and schools, all of which are still uncertain and cannot be accurately assessed at this point.

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

While the gross margin from the smart campus solutions line of business was 29.7% in the fiscal year ended December 31, 2020, historically, it has been lower than our other lines of business, with gross margin of 6.5% in 2017, 19.7% in 2018 and 29.4% in 2019. This is due to the nature of the smart campus solutions business, that is, higher cost associated with the customization of software, higher hardware facilities and device costs, and higher expenditures associated with the construction, setup, and preparation of the full set of equipment and devices allowing us to deliver what clients need.. We cannot assure you that the profit margin will become higher in the future. Therefore, there can be no assurance that we can generate income from the smart campus solutions line of business, or that any income that we achieve can be sustained.

We provide our smart campus solutions to a limited number of universities, and if we are not able to continue to secure agreements with some or all of these universities, or secure new agreements with other universities, our results of operations and financial condition may be materially and adversely affected.

For the years ended December 31, 2020, 2019 and 2018, we provided our smart campus solutions to 14, 35 and 11 universities, respectively, for hardware and software build-out, equipment procurement and installment services. However, one or more of these universities may decide to terminate their agreements with us for reasons such as dissatisfaction of our services, a change of programs or curriculum, hiring of in-house tech support personnel, or simply not to choose us as their service provider after a project is completely. If any of these situations occur, we cannot assure you that we will be able to timely secure other service agreements with other universities, if at all, and therefore, our results of operations and financial condition may be materially and adversely affected.

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

We experienced growth in the past and expect to continue to invest in our operations for the foreseeable future. If we fail to manage this growth effectively, the success of our business model will be compromised.

We experienced growth in net revenues in in the past, primarily driven by the diversifying of our core business while leveraging our network of trusted schools. Our net revenues grew by 9.3% from RMB31.8 million ($4,808,993) in 2018 to RMB36.3 million ($5,255,810) in 2019, but decreased by 4.4% to RMB34.6 million ($5,023,099) in 2020, mainly due to the negative impacts of COVID-19 pandemic over our technological consulting services and study abroad consulting services.

Our growth may place a significant strain on our sales and marketing capacities, administrative and operating infrastructure, facilities and other resources. To effectively manage additional challenges brought in by the global spread of COVID-19 and maintain our growth, we need to continue to acquire more partnering Sino-foreign programs or institutes, enroll more students, increase our academic and administrative faculty, expand our customer base for technical support services, as well as further developing and strengthening our software and systems. We will also be required to refine our operational, financial and management controls and reporting systems and procedures. If we fail to efficiently manage this expansion of our business, our costs and expenses may increase more than anticipated and we may not successfully attract a sufficient number of students and qualified academic and administrative faculty in a cost-effective manner, respond to competitive challenges, or otherwise execute our business plans. In addition, we may, as part of carrying out our growth strategies, adopt new initiatives to offer additional course packages and educational content and to implement new pricing models and strategies. We cannot assure you that these initiatives may achieve the anticipated results. These proposed changes may not be well received by our existing and prospective students, in which case their experience with our education services may suffer, which could damage our reputation and business prospect.

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

We rely heavily on our sales and marketing efforts to increase student enrollment. Our sales and marketing expenses consist primarily of employee salaries and student enrollment. We incurred approximately $704,060, $593,215 and $229,656, respectively, in selling expenses in 2018, 2019 and 2020. Although our sales and marketing expenses decreased in 2020 due to decreased sales activities as affected by COVID-19 pandemic impact, we expect our selling expenses to increase in the future if we further expand our operations.

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

Our provision of Overseas Study Consulting Services offering language and art training to students, is not considered running a private school, as advised by H&J Law Firm, our PRC legal counsel, because we are not currently engaging in education that would lead to the issuance of a diploma, pre-school education, study assistance to students enrolled to take examinations for specific courses in order to obtain college degrees without attending conventional classroom-based universities, other cultural education or training of professional skills, or vocational qualifications, and thus, we are not a private school. Therefore, we are not required to hold a private school permit required under the Law for Promoting Private Education (2018) and the Implementation Rules for the Law for Promoting Private Education (2004) (collectively, “Private Education Law”).

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

As advised by H&J Law Firm, our PRC counsel, we do not believe that we are subject to the regulations of for-profit private schools because we do not provide education for diploma, pre-school education, study assistance to students enrolled to take examinations for specific courses in order to obtain college degrees without attending conventional classroom-based universities, other cultural education or training of professional skills, or vocational qualifications. However, since we also deliver language and art training to prepare students for their studies abroad, we may be deemed a for-profit tutoring institution by local education authorities. In such case, we may be subject to the Detailed Rules, and thus, our teachers may be required to obtain relevant professional skill qualifications by local education authorities. Although we have been maintaining high standards to recruit skilled and qualified employees, we cannot assure you that the teachers responsible for the foregoing language and art training would obtain all relevant qualifications required by local education authorities from time to time.

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

We have been operating the Sino-foreign Jointly Managed Academic Programs since 2011. However, we have only been offering one-on-one consulting services and technological consulting services for smart campus solutions since 2017, and tailored job readiness training services since late 2019. Our limited history of operating part or all of our business may not serve as an adequate basis for evaluating our future prospects and operating results, including gross billings, net revenue, cash flows and profitability.

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

Delays or failures in responding to issues raised by end users of our SaaS platform could harm our operations.

Our proprietary SaaS platform offers comprehensive smart campus solutions, including teaching, student affairs, human resources, office and financial management. The performance and reliability of our SaaS platform used by management, teachers and students is critical to our operations and reputation. We rely on our end users to promptly give us feedback regarding their user experience as well as any issues in connection with such platforms. However, there may be delay in feedback from these end users, or delay or failure on our end to address such issues. These could damage our reputation, decrease end user satisfaction, negatively impact our current coopering relationships, adversely impact our ability to attract new partners, and materially disrupt our operations. If any of these occur, our business operations, reputation and prospects could be harmed.

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

We face intense competition in our industry, which could divert students to our competitors, lead to pricing pressure and loss of market share, and significantly reduce our gross billings and net revenues.

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

Our independent registered public accounting firm is currently not required to conduct an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements as of December 31, 2020 and 2019, we and our independent registered public accounting firm identified five material weaknesses in our internal control over financial reporting and other control deficiencies as of December 31, 2020. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified to date relate to (i) a lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements; (ii) a lack of sufficient documented financial closing policies and procedures; (iii) lack of risk assessment in accordance with the requirement of COSO 2013 framework; (iv) a lack of an effective review process by the accounting manager which led to material audit adjustments to the financial statements and (v) lack of communications between management and the Board of Directors with respect to approval for significant related party transactions. A management assessment in accordance with the COSO framework may yield additional material weaknesses and control deficiencies.

Following the original identification of the material weaknesses and control deficiencies as of December 31, 2019, in connection with our completion of initial public offering (“IPO”) in 2020, we already appointed independent directors and established an audit committee to increase the monitoring of our internal control over financial reporting. Our management has concluded that the material weakness identified as of December 31, 2019 in connection with a lack of independent directors and an audit committee has been remediated as of December 31, 2020. For the remaining material weaknesses identified, we plan to further take the following remedial measures, including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control.

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

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on our internal control over financial reporting in this annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm may be required attest to and report on the effectiveness of our internal control over financial reporting, depending on whether we will be an accelerated filer. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify additional or other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

For more information regarding our internal controls, please see “Item 15. Controls and Procedures.”

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

After we are no longer an “emerging growth company,” we will likely incur additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. As a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our Board of Directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

We conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, our CFO, Mr. Wenhuai Zhuang reside within China for a significant portion of the time and is PRC national. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside the PRC. In addition, the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in the PRC of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

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

Any funds we transfer to our PRC Subsidiary, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in China, capital contributions to our PRC Subsidiary are subject to the approval of or filing with the Ministry of Commerce, or MOFCOM or its local branches and registration with a local bank authorized by the State Administration of Foreign Exchange, or SAFE. In addition, (i) any foreign loan procured by our PRC Subsidiary is required to be registered with SAFE or its local branches and (ii) our PRC Subsidiary may not procure foreign loans which exceed the difference between its total investment amount and registered capital, or 2.5 times of the amount of the PRC Subsidiary’s net assets, whichever is larger. Such maximum amount of foreign loans that our PRC Subsidiary is allowed to procure, based on the audited net asset value of our PRC Subsidiary as of December 31, 2019, the most recent audited net asset value of our PRC Subsidiary available as of the date of this annual report, is RMB115,396,194.40 (approximately $17,685,241). For more information on restrictions and limitations on the amount of loans, please see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on loans to and direct investment in the PRC entities by offshore holding companies”. Any medium or long-term loan to be provided by us to our PRC operating entity, i.e., China Liberal Beijing, must be registered with the NDRC and the SAFE or its local branches. We may not be able to complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by us to our PRC Subsidiary. If we fail to complete such registrations, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on exchange rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi solely to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, however, this appreciation halted and the Renminbi was traded within a narrow range against the U.S. dollar. Between July 2010 and November 2015, the Renminbi fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of IMF completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that effective October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows from China. This depreciation halted in 2017, and the RMB appreciated approximately 7% against the U.S. dollar during this one-year period. Since February 2018, the RMB has depreciated significantly, over 8% against the U.S. dollar. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may announce further changes to the exchange rate system in the future, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces, PRC or U.S. government policies may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our IPO into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. The net proceeds from our IPO are denominated in U.S. dollars. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect the relative purchasing power of these proceeds. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of earnings from and the value of any U.S. dollar-denominated investments we make in the future.

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

Nasdaq Listing Rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may, follow home country practice in lieu of the above requirements, or we may choose to comply with the Nasdaq requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Since a majority of our board of directors may not consist of independent directors, fewer board members may be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, the Nasdaq listing rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. The Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of Nasdaq Listing Rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. However, we may consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Capital Market corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq Capital Market listing rules that allow us to follow Cayman Islands law for certain governance matters. Certain corporate governance practices in the Cayman Islands may differ significantly from corporate governance listing standards as, except for general fiduciary duties and duties of care, Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. We may follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Capital Market in respect of the following. For instance, Cayman law does not require that we obtain shareholder approval to issue 20% or more of our outstanding Ordinary Shares in a private offering nor we make our interim results available to shareholders, although as a Nasdaq listed company, we are required to publicly file interim results for the first six months of our fiscal year. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers. For more information regarding our corporate governance, please see “Item 16.G. Corporate Governance.”

If we are classified as a passive foreign investment company, United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

•	At least 75% of our gross income for the year is passive income; or
•

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

Because our PFIC status for 2021 or any future taxable year could depend on market conditions, which have been and may continue to be unstable, we cannot express an expectation as to our PFIC status for any such year. If more than 50% of our assets are assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse US federal income tax consequences for US taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We commenced our operations in August 2011 through China Liberal Beijing.

China Liberal Education Holdings Limited, or China Liberal, was incorporated in the Cayman Islands on February 25, 2019.

On July 8, 2019, our shareholders approved a stock split of our outstanding Ordinary Shares at a ratio of 1,000-for-1. All references to Ordinary Shares, options to purchase Ordinary Shares, share data, per share data, and related information have been retroactively adjusted, where applicable, in this annual report to reflect the split of our Ordinary Shares as if it had occurred at the beginning of the earlier period presented.

On July 15, 2019, our sole director approved a stock issuance increasing our Ordinary Shares by 3,999,000 to 5,000,000. All references to Ordinary Shares, options to purchase Ordinary Shares, share data, per share data, and related information have been retroactively adjusted, where applicable, in this annual report to reflect the split of our Ordinary Shares as if it had occurred at the beginning of the earlier period presented.

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

On May 8, 2020, our Ordinary Shares commenced trading on the Nasdaq Capital Market under the symbol “CLEU.” We raised approximately US$4.8 million in net proceeds from our initial public offering after deducting underwriting commissions and the offering expenses.

On April 19, 2021, we closed our self-underwritten public offering of 6,000,000 Ordinary Shares at the purchase price of $5.00 per share. We raised a total of $30 million gross proceeds through this self-underwritten public offering, before deducting offering-related expenses. Net proceeds from this offering amounted to approximately $29.2 million.

Our principal executive office is located at Room 1618, Zhongguangcun MOOC Times Building, 18 Zhongguangcun Street, Haidian District, Beijing, PRC. Our telephone at this address is +86-10-6597-8118. Our registered office in the Cayman Islands is located at the Office of Sertus Incorporations (Cayman) Limited, Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands. We maintain a corporate website at http://www.chinaliberal.com. The information contained in our website is not a part of this annual report. We have appointed Cogency Global Inc., with its address at 122 East 42nd Street, 18th Floor, New York, NY 10168, to serve as our agent to receive service of process.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures.

B. Business Overview

Our business was impacted by COVID-19 pandemic in 2020 and are expected to be continually impacted by the continual spread of COVID-19. See “Item 3. Key Information —D. Risk Factors—We face risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt our operations” and “Item 5. Operating and Financial Review and Prospects—COVID-19.”

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

We provide a wide variety of educational services and products intended to address the needs of our partnering schools and our students:

•	Services provided under Sino-foreign jointly managed academic programs (“Sino-foreign Jointly Managed Academic Programs”), which services represent the core of our business;

•	Sales of textbooks and course materials;

•	Overseas study consulting services (“Overseas Study Consulting Services”);

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

In December 2020, we launched our proprietary AI-Space, an all-in-one machine designed to provide highly integrated visualization solutions in classrooms and other professional settings. Since this is a new business line added in December 2020, revenue from sales of AI-Space products was de minimis as of December 31, 2020 and as of the date of this annual report.

We started generating revenue in the year ended December 31, 2012 through our services provided under certain Sino-foreign Jointly Managed Academic Programs. We continued to maintain and expand this core business throughout the years, giving us revenues of $2,410,781, $2,484,194 and $2,772,679 for the years ended December 31, 2018, 2019 and 2020, respectively, representing 50.1%, 47.3% and 55.2% of our net revenues for those respective periods. A vast majority of these revenues derives from our two major partners, Fuzhou Melbourne Polytechnic, or FMP and Minjiang University.

Additionally, since starting our Overseas Study Consulting Services in 2017, this line of business has been a source of revenue. We generated $547,521, $525,878 and $129,485 in revenues from our Overseas Study Consulting Services for the years ended December 31, 2018, 2019 and 2020, respectively, representing 11.4%, 10.0% and 2.6% of our total revenue of those respective years. We also started generating revenues from our Technological Consulting Services for Smart Campus Solutions business in 2017, with revenues of $1,820,974, $2,232,588 and $1,995,559, representing 37.9%, 42.4% and 39.7% of our net revenues for the years ended December 31, 2018, 2019 and 2020, respectively. Our Integration of Enterprises and Vocational Education business (tailored job readiness training services) only started generating revenue in second half of 2019. In 2019, we generated de minimis revenue from this business line due to limited students enrolled for our services. For the fiscal year ended December 31, 2020, we generated revenue of $76,400 from this business line, representing 1.5% of our net revenues in 2020.

We started our operations in Beijing where our headquarters are located. We established our first branch in Fujian Province in 2011 and currently we have branches in Fuzhou and Beijing, China.

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

Typically, the Sino-foreign Jointly Managed Academic Programs offer degree programs to their students in the form of “2+1”, “2+2”, “3+1” or “2.5+1+1”, which enable enrolled students to study at the Chinese host universities / colleges for the first two to three years (as applicable), and finish their remaining one or two years of academic studies at the overseas partner universities.

The Sino-foreign Jointly Managed Academic Programs are unique in that the first two or three years at Chinese host universities / colleges allow students to increase their exposure to foreign textbooks and curriculums, improve their foreign language skills, and experience cross-cultural international education without leaving the country. This education model is attractive to Chinese students since they can enjoy the opportunity to study abroad within the Sino-foreign Jointly Managed Academic Programs without undergoing another lengthy admission process from a foreign university. Moreover, for students continuing their studies in a foreign country, they can benefit from their early exposure to the internationally recognized curriculum and learning environment.

Additionally, Sino-foreign Jointly Managed Academic Programs are designed to be sufficiently flexible to meet the needs of students in different majors and with different personal goals. Students may choose to finish their remaining one or two years of academic studies at the overseas partner universities, or continue their studies with the same Chinese host universities / colleges until graduation. Students enrolled in the programs can earn academic credits from both the Chinese host universities and the overseas partner universities, and can receive both Chinese and foreign diplomas/certificates when they complete their studies.

Further, this arrangement affords lower costs to students as compared with conventional full length studies for associate or undergraduate degrees overseas because the tuitions and living expenses are generally lower in China.

Our Services Provided under the Sino-foreign Jointly Managed Academic Programs

Under the Sino-foreign Jointly Managed Academic Programs, the Chinese host universities / colleges can utilize their existing administration ability, campus classrooms and facilities to recruit Chinese students into such programs, while leveraging the recognized name and reputation of the international partner universities.

These Sino-foreign Jointly Managed Academic Programs are required to obtain Sino-foreign cooperation education permits from the appropriate level of education authorities of the PRC, depending on the level of degrees. Applications for these permits are submitted by the programs under their own names, and we, as a service provider, are not required to obtain permits separately.

Under the Sino-foreign Jointly Managed Academic Programs, we are responsible for one or more of the followings, depending on the terms of the agreements we have in connection with a specific program:

(1)

recommending and coordinating with accredited international universities to forge partnership with Chinese host universities / colleges to establish international education programs that offer degrees to graduating students;

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

Typically, students pay to the Sino-foreign Joint Managed Academic Programs tuition fees ranging from RMB15,000 (approximately US$2,153) to RMB28,000 (approximately US$4,018) per student per academic school year. As a result of performing the above-mentioned services, we are entitled to receive approximately 12.5% to 50% of such student tuitions. The Chinese host universities / colleges collect tuition paid by enrolled students at the beginning of each academic school year in September, and our portion is usually remitted to us by the host universities/colleagues in November of the same year.

We have coordinated and actively engaged in providing services under several Sino-foreign Jointly Managed Academic Programs. The following is a list of the programs we engaged in for the fiscal years ended December 31, 2018, 2019 and 2020. The FUT ISEC Program and NZTC Program have been terminated for the reasons discussed below and the only programs we currently operate are (i) FMP Australia English for Academic Purposes Program (“FMP EAP Program”), (ii) Fujian-Taiwan Universities English for Academic Purposes Program (“Fu-Tai EAP Program”), and (iii) Strait College International General Education Courses Program (“Strait IGEC Program”).

Program Name	Chinese host university / college	Launch time
(i) FMP Australia English for Academic Purposes Program (“FMP EAP Program”)	Fuzhou Melbourne Polytechnic (“FMP”) (formerly IEN College of Minjiang University, and changed its name to FMP after rebranding in January 2017)	September 2011

(ii) Fujian-Taiwan Universities English for Academic Purposes Program (“Fu-Tai EAP Program”)	Strait College of Minjiang University	September 2011

(iii) Strait College International General Education Courses Program (“Strait IGEC Program”)

Initially hosted by IEN College of Minjiang University in September 2013, then transferred to Strait College of Minjiang University after IEN College of Minjiang University rebranded to FMP in January 2017

September 2013

(iv) Fujian University of Technology International Scholarly Exchange Curriculum Program (“FUT ISEC Program”)	Fujian University of Technology	September 2013 (discontinued in July 2018)

(v) Sino-New Zealand NZTC Program (“NZTC Program”)	Fujian Preschool Education College	September 2013 (discontinued in July 2019)

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

For the fiscal year ended December 31, 2020, there were 1,465 students enrolled in the FMP EAP Program. Since 2014, we have served a total of 3,461 students (including those enrolled in IEN College of Minjiang University before the institute’s rebranding).

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

For the fiscal year ended December 31, 2020, there had been 673 students enrolled in the Joint Talent Program. Since 2014, we have assisted 4,959 students.

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

The Strait IGEC Program was launched in July 2013. Students enrolled in this program typically follow the “2+2” model which requires them to study at Chinese host Strait College for at least the first two years. Following the initial two years term, students may choose to finish their remaining two years’ academic study overseas. Students in the “2+2” model under the Strait IGEC Program can transfer their academic credits to a partner school overseas, and upon graduation, will receive bachelor’s degrees from both Strait College of Minjiang University and the foreign university. Other students may choose the “4+0” model and spend the entire four years studying at Strait College, upon which they would receive an undergraduate degree from the Chinese host Strait College of Minjiang University. For those students who choose the “4+0” model, our educational services and responsibility cover the whole four-year period.

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

For the fiscal year ended December 31, 2020, there had been 703 students enrolled in the Strait IGEC Program. Over the years, we have assisted the aggregate of 4,887 students.

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

Under the FUT ISEC Program, we were responsible for promoting the program, recruiting students, staffing and managing foreign language teachers, and ensuring students are connected with the appropriate foreign universities in North America or Europe for the second half of their four-year studies. Students enrolled in the FUT ISEC Program can transfer their academic credits to a partner school overseas, and upon graduation, will receive bachelor’s degrees from both FUT and the foreign university.

We were responsible for offering 16 courses (18 for architecture majors), including six English courses, four general knowledge courses and six major-related courses (eight for architecture majors).

For the six English courses, we were responsible for providing the entire curriculum and teaching materials (for IELTS) and assisting in organizing and training the English teaching faculty to ensure the quality of English teaching. These six English courses are provided to students during their freshman and sophomore years, and include College Academic English Writing 1 (the general education course as required by an ISEC program), English Phonetics, Spoken English 1, Spoken English 2, Spoken English 3 and Spoken English 4.

Under the FUT ISEC Program, we offered major-specific courses in architecture, civil engineering and software engineering. Architecture-related courses included: Building Mechanics, Construction Materials, History of Foreign Architecture, Building Equipment, Principles of Urban Planning, Residential District Planning and Design, Landscape Design Principles, and Urban Design. Civil engineering courses included: Elements of Building Construction, Introductory Environmental Engineering, Water Resources, Safety Production Technology and Management, Water and Wastewater Transport System, and Foundation Engineering. Our software engineering-related courses included: Computer Organization, Database Management Systems, Operation Systems, Software Engineering, Computer Network Systems, and Information Security.

Discontinuation of ISEC Program

Our program provided under the ISEC Program was originally focused on improving students’ English language skills. However, due to the overall low English proficiency of the students enrolled, we realized that most students could not adapt to the high standards of an English teaching environment. As a result, Fujian University of Technology and us had mutually agreed that we ceased to recruit and enroll new students into the FUT ISEC Program with Fujian University of Technology after the then existing students graduated in July 2018.

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

Under the NZTC Program, we were responsible for designing English teaching plans and providing the entire curriculum and teaching materials (including IELTS). We provided five English courses under the NZTC Program, which are General English (Spoken English 1), General English (Spoken English 2), Academic English (Spoken English 1), Academic English (Spoken English 2), Academic English (Written English 2), and are responsible for selecting, recommending for recruitment and managing foreign faculty.

We also provided 10 major-related courses under the NZTC Program, including Introduction to Learning Online, Early Childhood Writing and Research 1 and 2, Play as a Framework for Learning, Planning and Learning, positive Chide Guidance, Early Childhood Curriculum 1 and 2, Lifespan Studies 2, and Infants and toddlers.

The NZTC Program was governed by an agreement between the Company and FPEC. The term of the agreement was from September 2016 to July 2019. This agreement was not renewed, and therefore, the contract term expired in July 2019 when all of the enrolled students graduated from FPEC.

Discontinuation of NZTC Program

Our program provided under the NZTC program was originally focused on improving students’ English language skills. However, due to the overall low English proficiency of the students enrolled, we realized that most students could not adapt to the high standards of an English teaching environment. As a result, we made a decision to suspend our continuous recruiting efforts for the NZTC Program with Fujian Preschool Education College after the then current students graduated in July 2019.

Sales of Textbooks and Course Materials

In connection with our educational services provided to students enrolled under the Sino-foreign Jointly Managed Academic Programs, we are responsible for recommending foreign faculty to teach in Chinese host universities / colleges, and are responsible for development and delivery of major course content and teaching materials to ensure that the teaching quality meets international standards. As of the date of this annual report, we have developed and edited more than 16 English textbooks and course materials with emphasis on language training (including reading, writing, speaking and listening skills) and have distributed those to the Chinese host universities to be used in the joint education programs. We own the copyright to our textbooks.

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

For our Overseas Study Consulting Services, we charge students a one-time up-front fee based on the scope of consulting services requested by the students and recognize revenue over the service period. 90% of the service fee collected is non-refundable and is recognized ratably as revenue over the service period; while the remaining 10% of the service fee is refundable and is deferred and recognized as revenue when a student is successfully admitted by a foreign institution and a student visa is granted. For the years ended December 31, 2018, 2019 and 2020, we do not have any material tuition refund to enrolled students. Our average fee charged to students under the one-on-one private tutoring model ranges from RMB38,000 (approximately $5,454) to RMB63,000 (approximately $9,041) per student. Additionally, for our students who intend to study in Italy, after arrival, they are still required to attend language schools for at least six months (up to 12 months, depending on the type of visa they hold) in Italy. In 2019, we entered into a cooperation agreement with Linguaviva Education Group, a language school and overseas service provider in Milan, to better serve these students. In return, we were entitled to receive an additional $2,470 to $2,779 per student from the local partner after the student pays such local partner’s language and art related course tuition in full. We had 42 students enrolled at Linguaviva Eduction Group in 2019. Due to the COVID-19 outbreak, we did not have any students enrolled at Linguaviva Education Group in 2020.

A physical location is not always needed under this one-one-one model, and when a physical location is required, services are offered at our headquarters location in Beijing.

On-campus Overseas Study Consulting Services

In January 2019, we entered into a cooperation agreement with the School of Continuing Education of Beijing Foreign Studies University for a German language program (the “2019 German Language Program Agreement”), and on November 2018, we entered into a cooperation agreement with the China Academy of Art for an Italian language program (the “2018 Italian Language Program Agreement”), in order to provide our Overseas Study Consulting Services utilizing these partnering schools’ facilities and other hardware. The Italian language program was subsequently suspended as a result of the travel restrictions due to the COVID-19 outbreak. In May 2020, we renewed our cooperation agreement for the German language program with the School of Continuing Education of Beijing Foreign Studies University. In July 2020, we also entered into another cooperation agreement with the School of Continuing Education of Beijing Foreign Studies University for a Russian language program. Our services will be similar to those we provide under our one-on-one model, including language training, art portfolio enhancement, school application review, and visa application and interview preparation.

For the fiscal year ended December 31, 2020, there were 22 students enrolled in the School of Continuing Education of Beijing Foreign Studies University German program, 11 students enrolled in the School of Continuing Education of Beijing Foreign Studies Russian program, and no students enrolled in the China Academy of Art Italian language program. The service fees we expect to receive are approximated $5,447 per student per school year for Beijing Foreign Studies University for the German language program and approximately $3,935 for the Russian language program. We received all services fees generated from the 2019 German Language Program Agreement and the 2018 Italian Language Program Agreement by June 30, 2020.

Technological Consulting Services for Smart Campus Solutions and Technical Support Services for Other Entities

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

In December 2020, we successfully provided services under four agreements (the "WWH Agreements") with Wuhan Wangjie Hengtong Information Technology Co., Ltd. ("WWH"), one of the service providers of State Grid Corporation of China ("SGC"), a Chinese state-owned electric utility corporation, to provide technical support services for SGC. Pursuant to the WWH Agreements with terms ranging from one month to one year in 2020, we agreed to provide technical support for the construction of the comprehensive operational capacity of SGC's power supply command center, in order to achieve the function of multi-location video conference, which is used for scheduling meetings, consultations, discussions and training sessions. We also agreed to develop remote video interactive information system for SGC and optimize the operation of SGC's service power supply supervision and management platform.

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

Smart Classroom. We set up the multimedia system, recording system, internet of things system, classroom cloud desktop, wireless network coverage, speech laboratory, trapezoid classrooms, and premises distribution system for FMP.

Business Experimental Center. We also built out the business experimental center for FMP by providing internal design installment, hardware device and teaching resources software.

Pursuant to the 2017 FMP Smart Campus Agreement, we also act as a general contractor to procure software and hardware required by the overall smart campus solution. We have entered into several procurement agreements with software providers such as e-commerce virtual simulation systems, cloud teaching systems, simulated trading analysis system, digital sandbox software, virtual business society environment comprehensive practice teaching platform. As of December 31, 2020, the total outstanding receivable from the 2017 FMP Smart Campus Agreement was $2,420,188, representing the uncollected balance of all completed projects. Subsequently, $1,567,900 contract receivable associated with FMP 2017 contract has been collected. For the remaining $0.85 million contract receivable as of the date of this annual report, approximately $0.4 million will be collected by June 2021 pursuant to the revised payment plan with FMP, and approximately $0.45 million was not past due and will be collected by December 20, 2021.

In 2019, we entered into a new “smart campus” agreement with FMP to help FMP create an information engineering laboratory training center and an experiment-based simulation center for its hotel management major (the “2019 FMP Smart Campus Agreement”).

Information Engineering Laboratory Training Center. During Phase I of this project, we installed required hardware and software in and further decorated the computer training rooms, IoT training room and digital classrooms on FMP campus. During Phase II of this project, we installed hardware and software for FMP’s cloud computing and big data room.

Experiment-based Simulation Center for Hotel Management Major. We also built out the experiment-based center for FMP’s hotel management major by providing internal design installment, hardware device and teaching resources software.

As of December 31, 2020 and the date of this annual report, the total outstanding contract receivable from the FMP 2019 Smart Campus Agreement was $2,045,614. Subsequently, $0.6 million has been collected. As of the date of this annual report, total outstanding contract receivable associated with FMP 2019 contract amounted to approximately $1.44 million, among which, approximately $0.38 million will be collected in June 2021 pursuant to the revised payment plan with FMP, approximately $0.8 million was not past due and will be collected by December 20, 2021 and remaining approximately $0.3 million will be collected before December 2022 pursuant to the contracted payment term.

Technological consulting services for companies and businesses

In addition to serving universities and colleges, we are actively seeking opportunities to utilize our rich experiences in providing technological consulting services to serve private companies. In 2020, we entered into four agreements with WWH, one of the service providers of SGC, a Chinese state-owned electric utility corporation, to provide technical consulting and support services for SGC. Under these agreements, we provided technical support for the construction of the comprehensive operational capacity of SGC’s power supply command center, in order to achieve the function of multi-location video conference and could be used for meetings, consultations, discussions and training sessions. We also developed remote video interactive information system for SGC and optimized the operation of SGC’s service power supply supervision and management platform.

Integration of Enterprises and Vocational Education (Tailored job readiness training services)

In order to further diversify our business and to utilize our resources and network, we rolled out a new line of business, i.e., Integration of Enterprises and Vocational Education in late 2019. Currently, we contract with employers to provide job readiness training to graduating students from the appropriate partner schools so that such students would be better equipped to serve the employer at their respective job positions. Typically, we forge partnerships with selected Chinese vocational schools or colleges to provide tailored job readiness training services to students. The partner schools utilize their existing administrative ability, campus classrooms and facilities to recruit students into such training programs. We select, recruit and appoint qualified faculty, trainers or professionals to provide trainings and bears related costs, develop and deliver major training content and materials to students to optimize their learning outcome, improve their social and technical skills, coordinate with employers to provide internship job opportunities to students and eventually help students to find appropriate jobs after completion of the trainings and graduation. We actively support and interacts with enrolled students to ensure successful completion of the trainings, which normally takes several months to three years. Our contracts with partner schools are fixed price contracts, pursuant to which, we are to receive a fixed portion of training fees for services rendered. The training fees are collected first by partner schools from enrolled students before the training services start, and then remitted to us. We initially record such training service fees as deferred revenue and ratably recognized it as revenue over the training service period as our performance obligations related to teaching, training, management and other supporting services are carried throughout the training period. For the fiscal years ended December 31, 2020 and 2019, we earned $76,400 and $4,000, respectively, from providing tailored job readiness training services to students.

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

For the fiscal year ended December 31, 2020, there were 8 foreign language teachers recommend by us teaching at FMP and Strait College (including the Fu-Tai EAP Program and the Strait IGEC program).

Employees

We had 41, 98 and 71 full-time employees as of December 31, 2020, 2019 and 2018, respectively. Most of our full-time employees have signed employment agreements for three years. The Company and its employees may elect to re-negotiate and renew the employment agreements before expiration. The following table sets forth the number of our full-time employees, categorized by function as of December 31, 2020:

Management	2
Sales staff	10
Technical support staff	15
Operations staff	8
Administrative staff	6
Total	41

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

Branding and Marketing

As part of our sales and marketing efforts, we have built a specialized art and creativity talent online-community operations team with more than 100,000 followers over several social media platforms, including Zhihu, Weibo and WeChat. These followers fall into various interest categories, such as comics, art portfolio studies, clothing design and overseas studies for art students. Overall, we have invested more than $500,000 each year in 2017 and 2018 in marketing and promotion. For the fiscal years ended December 31, 2019 and 2020, we invested approximately $590,000 and $230,000, respectively, in marketing and promotion.

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

In addition, our intellectual property rights also include 8 trademark registrations in the PRC and 2 domain names registrations. We do not own any patents.

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

Copyrights

As of the date of this annual report, we have registered 12 copyrights in our textbooks in the PRC, and 10 textbooks have been published. Details of published books are set out below:

No.	Name of Publication	Copyright Owner	Publication Date	ISBN
1	Boya Listening and Speaking 1	China Liberal Beijing	September 2019	978-7-309-14562-5/H.2933
2	Boya Listening and Speaking 2	China Liberal Beijing	February 2020	978-7-309-14851-2/H.2958
3	Boya Listing and Speaking 3	China Liberal Beijing	July 2020	978-7-309-15132-9/H.3016
4	Boya Writing 1	China Liberal Beijing	September 2019	978-7-309-14555-7/H.2929
5	Boya Writing 2	China Liberal Beijing	December 2019	978-7-309-14717-9/H.2942
6	Boya Writing 3	China Liberal Beijing	August 2020	978-7-309-15128-2/H.3012
7	Boya Writing 4	China Liberal Beijing	December 2020	978-7-309-15129-9/H.3013
8	Boya Reading 1	China Liberal Beijing	September 2019	978-7-309-14513-7/H.2924
9	Boya Reading 2	China Liberal Beijing	December 2019	978-7-309-14739-1/H.2953
10	Boya Reading 3	China Liberal Beijing	August 2020	978-7-309-15130-5/H.3014

56

_________

As of the date of this annual report, we have registered 24 software copyright registration in the PRC, details of which are set out below:

No.	Software Name	Registration No.	Date of Development	Date of First Publication
1	China Liberal Cloud Classroom Management System 1.0	2016SR040754	September 30, 2015	October 1, 2015
2	China Liberal Cloud Classroom Teacher Software 1.0	2016SR046771	September 30, 2015	October 1, 2015
3	China Liberal Cloud Classroom Student Software 1.0	2016SR044977	September 30, 2015	October 1, 2015
4	China Liberal Cloud Classroom Lesson Planning System 1.0	2016SR123004	September 30, 2015	October 1, 2015
5	China Liberal Cloud Classroom Learning Statistical Data System 1.0	2016SR122336	September 30, 2015	October 1, 2015
6	China Liberal Cloud Classroom Recommendation System 1.0	2016SR130198	September 30, 2015	October 1, 2015
7	China Liberal Cloud Classroom Practice Questions System 1.0	2016SR123966	September 30, 2015	October 1, 2015
8	Pocket Classroom (Android) Software 1.0	2017SR036399	September 1, 2016	Not published
9	Pocket Classroom (IOS) Software 1.0	2017SR037051	September 1, 2016	Not published
10	Pocket Classroom (Android) Software 1.0	2017SR040835	September 1, 2016	Not published
11	Pocket Classroom (IOS) Software 1.0	2017SR040674	September 1, 2016	Not published
12	Pocket Classroom Date Management System 1.0	2017SR036411	September 1, 2016	Not published
13	China Liberal Smart Campus Registrar System (For Teacher)	2017SR712252	September 1, 2017	Not published
14	China Liberal Smart Campus Registrar System (For Student)	2017SR714193	September 1, 2017	Not published
15	My Lessons (Android) Software	2017SR710050	September 1, 2017	Not published
16	My Lessons (IOS) Software	2017SR707597	September 1, 2017	Not published
17	My Textbook (Android) Software	2017SR712427	September 1, 2017	Not published
18	My Textbook (IOS) Software	2017SR709724	September 1, 2017	Not published
19	University Students Image Big Data System	2019SR0979256	July 2, 2018	Not published
20	China Liberal Smart Campus Office Automation Management System	2019SR0023351	September 1, 2018	Not published
21	China Liberal Smart Campus Human Resources Management System	2019SR0021945	November 2, 2018	Not published
22	China Liberal IoT Attendance Management Platform	2019SR0324187	January 4, 2019	January 4, 2019
23	China Liberal Laboratory Operations and Maintenance Management Platform	2019SR03433739	March 11, 2019	March 11, 2019
24	China Liberal Laboratory Safety Management Platform	2019SR0346228	March 11, 2019	March 11, 2019

The right to publish and to monetary gains related to copyrights and software copyrights lasts for 50 years in the PRC, which will expire on December 31 of the 50th year after the date of publication. Such protection will not be extended if the textbook or software is not published within 50 years after the date of its completion or development.

Trademarks

As of the date of this annual report, we have 8 registered trademarks in the PRC, details of which are set out below:

No.	Trademark	Class	Registration No.	Registration Date	Expiration Date
1		41	12291328	August 28, 2014	August 27, 2024

2		42	12291054	August 28, 2014	August 27, 2024

3		9	17328159	September 7, 2016	September 6, 2026
4		42	17328158	September 7, 2016	September 6, 2026
5		41	21854350	December 28, 2017	December 27, 2027
6		42	21854351	December 28, 2017	December 27, 2027
7		41	21869652	December 28, 2017	December 27, 2027

8		42	43028991	December 14, 2020	December 13, 2030

Domain Names

As of the date of this annual report, we have registered the following 2 domain names in the PRC, details of which are set out below:

No.	Holder	Domain name	Registration Date	Expiration Date
1.	China Liberal Beijing	chinaliberal.com	July 30, 2013	July 30, 2022
2.	China Liberal Beijng	byaispace.com	February 29, 2020	February 28, 2022

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

We operate our business in the PRC under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the State Administration of Foreign Exchange, or SAFE, the Ministry of Commerce, or MOFCOM, the National Development and Reform Commission, or NDRC, the Ministry of Education, or MOE, the General Administration of Press and Publication, or GAPP, the State Administration for Market Regulation, or SAMR, formerly known as the State Administration for Industry and Commerce, the Ministry of Civil Affairs, or MCA, the Ministry of Culture, or MOC, and their respective authorized local counterparts.

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

China Liberal Beijing is not required to obtain such permits. Rather, the Chinese host universities / colleges are responsible for obtaining and maintaining currently valid permits.

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

As of December 31, 2020, China Liberal Beijing has complied with all these regulations.

C. Organizational Structure

The following diagram illustrates our current corporate structure, which includes our significant subsidiaries as of the date of this annual report:

D. Property, Plants and Equipment

On May 20, 2020, we relocated our headquarter office to Zhongguancun of Beijing with office space of approximately 3,390 square feet and this lease will end in June 2022. We also lease three other office spaces in three different locations of Beijing with office space of 722 square feet which will expire in May 2021, office space of 1,098 square feet which will expire in October 2021 and four units of shared office space with yearly renewal option which expired in December 2020. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

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

A. Operating Results

Overview

We are an educational service provider operating under the “China Liberal” brand in the PRC.

We offer a wide range of educational services and programs to our customers, consisting primarily of Sino-foreign Jointly Managed Academic Programs, Overseas Study Consulting Services, and Since 2019, we have started to provide job readiness training services acting as the key bridge between our partner schools and employers, and to provide tailored job readiness training to graduating students, or Integration of Enterprises and Vocational Education. In addition, as we are still accumulating experiences in this new line of business and continuously improving our business strategies to serve customers with specific job training demand. For the year ended December 31, 2020 and 2019, the Company earned $76,400 and $4,000 from providing tailored job readiness training services to students.

Key Factors that Affect Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

Demand for International Education from Chinese Students

Education services are an investment for the future. We are optimistic that the Chinese economy’s steady growth will likely drive income and consumption level for Chinese residents, who will have more disposable income for their children’s education. We believe that tuition fees are less impacted by volatility in the overall economy as people in China generally cut back on other spending before they reduce spending on their children’s education.

Prior to 2020, we had benefited from Chinese students’ increasing demand for international education. Such demand was primarily driven by an increasing number of Chinese students seeking quality educations and who aspire to study abroad, which is in turn driven by factors including, but not limited to: (i) an increasing number of affluent families in China, (ii) the rising recognition of the quality of higher education overseas, and (iii) the emphasis placed by Chinese parents on the importance of enrollment in globally-recognized universities to improve their children’s career prospects. Due to the COVID-19 outbreak and ensuing international travel bans, students were restricted from pursuing their overseas education, and the demand for international education decreased significantly in 2020. Although during 2020, we started to expand classroom-based pre-session training services by entering into a service contract with Beijing Foreign Studies University (“BFSU”) to assist 22 students for German language training and 11 students for Russian language training, preparing their application materials for preparatory school in Germany and Russia, respectively, and assign qualified teachers to provide more detailed and customized tutoring to these students for their visa applications, total number of students for our one-on-one study abroad consulting services decreased by 41% from 2019 to 2020. Any potential resurgence and continued uncertainties associated with the COVID-19 outbreak may continue to restrict students from pursuing their overseas education in the near term, which may negatively impact on our financial position, results of operations and cash flows.

Number of Student Enrollments

Our revenues primarily consist of tuition and fees from students enrolled in the Sino-foreign Jointly Managed Academic Programs for our coordination, teaching and supporting services, as well as our consulting service fees from students contemplating studying abroad. The number of student enrollments is largely driven by the demand for the educational services and programs offered by us, the amount of fees we charge, the effectiveness of our marketing and brand promotion efforts, our ability to maintain the consistency and quality of our teaching, as well as our ability to respond to competitive pressures. The level of students enrolled in our Sino-foreign Jointly Managed Academic Programs, and the number of students who come to us for study abroad consulting services directly affect our revenue and profitability.

Our Tuition and Service Fees

Our results of operations are directly affected by the level of the tuition and service fees we charge to our students. Under our cooperation with Chinese host universities / colleges for Sino-foreign Jointly Managed Education Programs, the Chinese host universities / colleges determine on the amount of tuitions and fees charged to enrolled students, ranging from RMB15,000 (USD2,153) per student per school year to RMB 28,000 (USD 4,018) per student per school year, depending on the applicable education programs. The total fees we receive from tuition collected by these universities and colleges varies based on the terms of our contracts with the Chinese host universities we partner with, and are based on our services rendered and can range from RMB 2,250 (USD 323) to RMB 11,200 (USD 1,607) per student per school year. With respect to Sino-foreign Jointly Managed Academic Programs, our contracts with Chinese host universities / colleges provide that (1) the host universities / colleges will withhold the tuition collected from students for one to three months after the academic school year starts in September, and then remit the portion of tuition fees to us after the student headcounts have been finalized, and (2) the portion of tuition fee that we are entitled to receive is calculated based on the final actual number of students retained with the universities / colleges after any student dropout has been adjusted. Accordingly, any tuition refund has already been deducted by host universities/ colleges before we receive our portion of the tuition fees. For accounting purposes, at the beginning of each academic school year, we initially accrue the estimated refund based on an historical 1% student dropout rate, and make subsequent true-up adjustments after the final number of students retained with the host universities/colleges is determined. Such adjustments were immaterial for the years ended December 31, 2020, 2019 and 2018. Our ability to receive our portion of tuition fee from Chinese host universities / colleges largely depends on whether Chinese host universities / colleges are satisfied with our teaching services, or whether we can maintain positive communication with Chinese host universities / colleges to resolve any service deficiency in a timely manner. Any extended tuition withholding or delayed tuition payment to us from Chinese host universities / colleges due to our service deficiency, may negatively impact our revenue, results of operations and financial condition.

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

Our Ability to Control Costs and Expenses and Improve Our Operating Efficiency

Staffing costs and administrative expenses directly impact on our profitability. Staffing costs are positively correlated with the size of our staff appointed to each Chinese host universities/colleges and their individual student base, while administrative expenses, are relatively fixed. Under our Sino-foreign Jointly Managed Academic Programs, Chinese host universities / colleges may require us to substitute our foreign teachers in the event that their performance is not satisfactory, and we may be required to adjust teaching textbooks, course materials and curriculums in a timely manner in order to achieve satisfactory teaching result. The Chinese host universities / colleges have the right to withhold our portion of the tuition if we do not take corrective action when our service deficiency is identified. Any costs related to teacher substitution, textbooks, course materials and curriculums adjustment should be borne by us. Historically, we have maintained active communications with the host universities / colleges in order to obtain feedback on the quality of the services performed, and any identified service deficiency has been corrected in a timely manner, which led to immaterial costs associated with teacher substitution, textbooks, course materials and curriculums adjustment for the years ended December 31, 2020, 2019 and 2018. Our ability to drive the productivity of our staff and enhance our operating efficiency affects our profitability. If we fail to implement initiatives to control costs (including teacher substitution, textbooks, course materials and curriculums adjustment related costs) and improve our operating efficiency over time, our profitability will be negatively impacted.

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

Impact of the COVID-19 on Our Performance and Financial Indicators

Our results of operations and financial conditions in 2020 were affected by the COVID-19 pandemic, and may continue to be affected by COVID-19 pandemic in 2021 and potentially beyond. COVID-19 has impact on China’s study abroad consulting and training services industry and the business operations of our Company. The extent to which COVID-19 impacts our results of operations in the future will depend on the future developments of the pandemic, including new information concerning the global severity of and actions taken to contain the pandemic, which are highly uncertain and unpredictable. In addition, our results of operations could be adversely affected to the extent that the pandemic harms the Chinese and global economy in general. See also “Item 3. Key Information —D. Risk Factors— Risks Related to Our Business—We face risks related to natural disasters, extreme weather conditions, health epidemics including the COVID-19, and other catastrophic incidents, which could significantly disrupt our operations.”

The pandemic and related travel restrictions have affected and may continue to adversely affect our business and results of operations, including our ability to provide one-on-one consulting services, the demand for our services, the ability of partner schools to pay back accounts receivable on a timely basis. We will pay close attention to the development of COVID-19 pandemic, and perform further assessment of its impact and take relevant measures to minimize the impact. Uncertainties associated with COVID-19 pandemic may cause the Company’s revenue and cash flows to underperform in the next 12 months. See “Recent Development” for more details on our development and performance under the impact of COVID-19 pandemic.

Recent Developments

The Company’s operations may be further affected by the ongoing outbreak of COVID-19 pandemic. The outbreak of COVID-19 pandemic and corresponding international travel bans since December 2019 have restricted students from pursuing their overseas education in Europe, Australia, the United States and other foreign countries, which in turn reduced the number of students for the Company’s one-on-one consulting services, as well as postponed payment from the Company’s partnering schools. Total number of students for our one-on-one study abroad consulting services decreased by approximately 41% from 2019 to 2020, and the ongoing uncertainties associated with the COVID-19 pandemic may continue to restrict students from pursuing their overseas education in the near term. These services represented approximately 2.6% and 10% of total revenue in the fiscal years 2020 and 2019, respectively. In addition, the execution of the Company’s smart campus contracts with Chinese universities/colleges have been delayed. As Chinese universities/colleges have gradually reopened since May 2020, the Company substantially completed the delayed “smart campus” projects during summer 2020. From July 2020 to December 2020, the Company secured additional 12 “smart campus” projects with Chinese universities/colleges and other non-college business entities, with an aggregate contract price of approximately $728,500 (RMB 4,880,981), of which 6 projects have been completed as of the date of this annual report. Our total revenue from technological consulting services for smart campus solutions decreased by about 10.6% in 2020 as compared to 2019. These services represented approximately 39.7% of total revenue in 2020.

However, the Company’s revenue from Sino-foreign Jointly Managed Academic Programs was not significantly impacted because the Company has been providing online teaching services to students and no dropout has been reported to the Company during the temporary school closure period from late December 2019 to the reopening of schools in May 2020. Most recently, the Company increased the number of students enrolled in its Sino-foreign jointly managed education programs with 2 colleges added during the 2021 academic school year starting from the 2020 fall semester. Total number of enrolled students increased by 22.1% in 2020 as compared to 2019. However, due to the COVID-19 pandemic, the internal payment processes of the partnering schools were temporarily delayed by three to six months. As a result, we and our partnering schools mutually agreed to extend the 2020 academic school year tuition payment term from November 2020 to the first half of 2021. However, we don’t believe such delay will result in any collectability risk as the entire balance is expected to be fully received but only slightly later than a typical operating year. Furthermore, this delay in tuition payment does not represent a change in our cooperation model with these partnering schools and we do not expect to incur further tuition payment delays in the future. As of the date of this annual report, all outstanding tuition receivable from partner schools for the fiscal year 2020 has been fully collected.

Also, in response to the outbreak and spread of COVID-19, the Company developed and launched a new product, AI-Space, an all-in-one machine designed to provide highly integrated visualization solutions to customers in order to broaden technological consulting services for smart campus projects. This new product can be used in various application scenarios with strict reliability requirements, including command center, lecture hall, conference room, multi-functional exhibition hall, smart classroom and smart home. Since we launched this new business line in December 2020, revenue generated from this line of business was de minimis as of the date of this annual report.

The Company also entered into consulting service agreements with business entities other than universities / colleges to provide technological consulting services. In addition, in 2019, the Company started to provide tailored job readiness training services to graduating students from the appropriate partner schools so that such students can be better equipped to serve the employer at their respective job positions. No material income was generated from providing tailored job readiness training services for the fiscal year ended December 31, 2019. Revenue generated from tailored job readiness training services accounted for only 1.5% of the total revenue in 2020.

On December 10, 2020, the Company announced that it has successfully provided services under 4 WWH Agreements with WWH, one of the service providers of SGC, a Chinese state-owned electric utility corporation, to provide technical support services for SGC, the scope of which includes developing a data management system for WWH with functions such as business process management, data analytics, and data visualization. With our technical support services, we aim to help WWH with making its business decisions and improving work efficiency.

On December 15, 2020, the Company reported the sales results of its self-developed textbooks published by Fudan University Press (“FUP”). A total of 46,626 copies of textbooks were sold as of December 14, 2020 and some of these textbooks were distributed to the Chinese host universities, including Fuzhou Melbourne Polytechnic and Straits Institute of Mingjiang University, to be used in the joint education programs.

Key Financial Performance Indicators

Key financial performance indicators consist of the number of student enrollment, average tuition fees we received from students enrolled under the Sino-foreign Jointly Managed Academic Programs, average service fees we charged to students for our Overseas Study Consulting Services , as well as the number of contracts we signed for smart campus solution projects, which significantly impacted our net revenues, cost of revenues and operating expenses, as discussed in greater detail under “Results of Operations” below.

We derived net revenues from our five operating segments in terms of percentages of our total net revenues from continuing operations as follows in fiscal year 2020, 2019 and 2018:

	For the years ended December 31,
	2020	2019	2018
Revenue from Sino-foreign Jointly Managed Academic Programs	55.2%	47.3%	50.1%
Revenue from textbook and course material sales	1.0%	0.3%	0.6%
Revenue from Overseas Study Consulting Services	2.6%	10.0%	11.4%
Revenue from Technological Consulting Services for Smart Campus Solutions	39.7%	42.4%	37.9%
Revenue from tailored job readiness training services	1.5%	0.0%	0.0%
Total revenue	100.0%	100.0%	100.0%

Revenues from the Sino- foreign Jointly Managed Academic Programs and Overseas Study Consulting Services segments are primarily generated in the form of tuition fees or service fees we charged to students. The amount of revenues is positively linked to the number of student enrollments. Our students enrollment is affected by a mix of factors including, but are not limited to, the number and variety of our programs or service offerings, overall demand for our programs or service offerings, the geographic markets where the programs or services are offered, the pricing of our education programs or services, the fees charged by our competitors for the same or similar programs or services, changes in the regulatory regime applicable to the education industry in China, and our brand reputation.

We had 2,731 students enrolled under our Sino-foreign Jointly Managed Academic Programs in fiscal year 2020, 2,676 in fiscal year 2019 and 2,390 in fiscal year 2018. We had 33 student signed up for our Overseas Study Consulting Services in fiscal year 2020, 56 students signed up in fiscal year 2019 and 49 students signed up in fiscal year 2018. In terms of tuition fee, our Chinese host universities/colleges determine the amount of tuitions and fees charged to enrolled students, ranging from RMB 15,000 (US$ 2,268) per student per school year to RMB 28,000 (US$ 4,233) per student per school year, depending on the applicable education programs. The total fees we receive from tuition collected by these universities and colleges vary based on the terms of our contracts with the Chinese host universities we partner with, and are based on our services rendered and can range from RMB 2,250 (US$ 340) to RMB 11,200 (US$ 1,693) per student per school year. Consulting fees we charge students to provide Overseas Study Consulting Services range from RMB38,000 (approximately $5,454) per person to RMB 80,000 (US$12,093) per person, depending on different majors that our students are planning to pursue in foreign countries, which majors then determine the level of customized tutoring services we provide.

Our revenues from the sales of textbooks and course material are largely affected by the number of students enrolled under the Sino-foreign joint education programs. Revenues from this segment only accounted for 1.0%, 0.3% and 0.6% of our total revenue for the fiscal years 2020, 2019 and 2018, respectively.

Revenues from overseas study consulting services are largely affected by the demand for international education from Chinese students. Due to the COVID-19 outbreak and ensuing international travel bans, students were restricted from pursuing their overseas education, and the demand for international education decreased significantly in 2020. In 2020, we started to expand classroom-based pre-session training services through entering into a service contract with BFSU to assist 33 students for German and Russian language training, preparing their application materials for preparatory school in Germany and Russia, and assign qualified teachers to provide more detailed and customized tutoring to these students for their visa applications, the total number of students for our one-on-one study abroad consulting services decreased by 41%, from 56 students in 2019 to only 33 students in 2020. Any potential resurgence and continued uncertainties associated with the COVID-19 may continue to restrict students from pursuing their overseas education in the near terms, which may negatively impact on our financial position, results of operations and cash flows.

Our revenues from Technological Consulting Services for Smart Campus Solutions largely depend on the number of contracts we enter into with customers, and on our ability to customize our solutions in a cost-effective way. Our “smart campus” related technological consulting service contracts are primarily on a fixed-price basis, which require us to perform services including project planning, project solution and design, data management application customization, installations of hardware equipment and components, integration of hardware and software application, and post-contract continuous maintenance support, based on the specific needs of each customer. For the fiscal years ended December 31, 2020, 2019 and 2018, we have successfully provided smart campus solutions related technological consulting services to 14, 35 and 11 Chinese universities/ colleges, including FMP Strait College of Minjiang University, Capital Normal University, Beijing University of Chinese Medicine, University of International Business and Economics, Shougang Technician College, Beijing Institute of Technology, North China Electric Power University, University of Chinese Academy of Sciences, Beijing Advanced Technical School of Arts and Craft and China University of Mining & Technology (Beijing), etc.

In the first half of 2020, due to the COVID-19 outbreak, we did not enter into additional smart campus solution contracts with Chinese universities or colleges. From July 2020 to December 2020, we secured additional 12 technological consulting services projects with Chinese universities/colleges and other non-college business entities, with aggregate contract price of approximately $728,500 (RMB4,880,981), of which 6 projects have been completed as of the date of this annual report. As a result, our revenue from technological consulting services for smart campus solutions in 2020 decreased by 10.6% compared to fiscal year 2019 because total number of projects executed by us decreased from 35 in 2019 to 14 in 2020. We expect such decrease to be temporary, and we are currently negotiating additional smart campus solution contracts with a larger number of Chinese universities/ colleges and business entities.

Cost of revenues

Our cost of revenues consists of salary, welfare and insurance costs for our faculty, rent expense for foreign faculty, textbook and course materials costs, travel, meals and entertainment expenses associated with teaching activities, consulting fees paid to third-parties for course design and teacher training, hardware parts and components purchase costs as well as labor costs incurred to undertake the software application customization for the smart campus projects, and business taxes. Our cost of revenues accounted for 42.9%, 63.9% and 56.2% of our total revenue for the fiscal years 2020, 2019 and 2018, respectively. In anticipation of the increase in our smart campus solution contracts with additional Chinese universities/ colleges, we expect our costs associated with hardware equipment and facilities purchase as well as data management application system customization to further increase in the foreseeable future.

Operating expenses

Our operating expenses consist of selling and marketing expenses and general and administrative expenses.

Our selling expenses primarily include expenses incurred for various sales activities, advertising, payroll expense paid to our sales and marketing personnel as well as shipping and delivery expenses. As a percentage of revenues, our selling expenses accounted for 4.6%, 11.3% and 14.6% of our total revenue for the years ended December 31, 2020, 2019 and 2018, respectively. Although our selling expense decreased in 2020 due to decreased sales and marketing activities as affected by COVID-19 pandemic impact, if our business further grows, we expect that our overall sales and marketing expenses, including but not limited to, advertising expenses, brand promotion expenses and salaries, will continue to increase in the foreseeable future.

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation and professional service expenses. As a percentage of revenues, general and administrative expenses were 23.9%, 14.9% and 12.1% of our revenue for the fiscal years 2020, 2019 and 2018, respectively. We expect our general and administrative expenses, including, but not limited to, salaries and business consulting expenses, to continue to increase in the foreseeable future, as we hire additional personnel and incur additional expenses in connection with the expansion of our business operations.

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

Year ended December 31, 2020 compared to year ended December 31, 2019

	For the year ended December 31,
	2020		2019
	Amount	As % of sales	Amount	As % of sales	Amount Increase (Decrease)	Percentage Increase (Decrease)
Revenue	$5,023,099	100.0%	$5,255,810	100.0%	$(232,711)	(4.4%)
Cost of revenues	(2,157,033)	42.9%	(3,360,694)	63.9%	(1,203,661)	(35.8%)
Gross profit	2,866,066	57.1%	1,895,116	36.1%	970,950	51.2%
Operating expenses
Selling expenses	(229,656)	4.6%	(593,215)	11.3%	(363,559)	(61.3%)
General and administrative expenses	(1,199,690)	23.9%	(783,241)	14.9%	416,449	53.2%
Total operating expenses	(1,429,346)	28.5%	(1,376,456)	26.2%	52,890	3.8%
Income from operations	1,436,720	28.6%	518,660	9.9%	918,060	177.0%

Interest income	101,257	2.0%	6,120	0.1%	95,137	1,554.5%
Other (expenses) income, net	(26,035)	(0.5%)	69,162	1.3%	(95,197)	(137.6%)
Total other income, net	75,222	1.5%	75,282	1.4%	(60)	(0.1%)

Income before income taxes	1,511,942	30.1%	593,942	11.3%	918,000	154.6%
Provision for income taxes	(303,246)	6.0%	(156,038)	3.0%	147,208	94.3%
Net income	$1,208,696	24.1%	$437,904	8.3%	$770,792	176.0%

Revenues. Revenues decreased by $232,711, or 4.4%, to $5,023,099 in 2020 from $5,255,810 in 2019. The decrease in our revenue was mainly attributable to decreased revenue from our Overseas Study Consulting Services in 2020 as compared to 2019. The decrease was also due to decreased revenue from technological consulting services when the number of smart campus related projects decreased, offset by increased revenue from jointly-managed academic programs when number of enrolled students increased by 22.1%.

Our revenue by service type is as follows:

	For the Years Ended December 31,
	2020		2019		Changes
	Amount	%	Amount	%	Amount	%
Revenue from Sino-foreign Jointly Managed Academic Programs	$2,772,679	55.2%	$2,484,194	47.3%	$288,485	11.6%
Revenue from Technological Consulting Services for Smart Campus Solutions	1,995,559	39.7%	2,232,588	42.4%	(237,029)	(10.6%)
Revenue from Overseas Study Consulting Services	129,485	2.6%	525,878	10.0%	(396,393)	(75.4%)
Revenue from tailored job readiness training services	76,400	1.5%	-	-	76,400	100.0%
Revenue from textbook and course material sales	48,976	1.0%	13,150	0.3%	35,826	272.4%
	$5,023,099	100.0%	$5,255,810	100.0%	$(232,711)	(4.4%)

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

Revenues from the Sino-foreign Jointly Managed Academic Programs are primarily generated from tuition fees or service fees we charged to students. Revenue from Sino-foreign Jointly Managed Academic Programs increased by 11.6% to $2.8 million for the year ended December 31, 2020 from $2.5 million in the same period of the prior year. This increase was primarily attributed to an increase in the number of students by 495 or 22.1%, from 2,236 students for the year ended December 31, 2019 to 2,731 students for the year ended December 31, 2020, which resulted in an increase of $526,249 in revenue. The increase in the number of students was mainly attributed to better recruitment by FMP. The increase was partially offset by the changes in average tuition fees collected from $1,111 per student in 2019 to $1,015 per student in 2020, which resulted in a decrease of $237,765 in revenue. The decrease in average tuition fee was mainly caused by change in student mix enrolled in different academic programs with the universities/ colleges.

Revenue from Technological Consulting Services for Smart Campus Solutions and Technical Support Services for Other Entities

Our revenue from providing smart campus related technological consulting service and technical support services for other entities decreased by $237,029, or 10.6%, from $2.2 million for the year ended December 31, 2019 to $2.0 million for the year ended December 31, 2020. The outbreak and spread of COVID-19 caused the temporary closure of the Chinese universities/ colleges until reopening in May 2020. As a result, we were unable to promote our technological consulting services for smart campus solutions to Chinese universities and colleges on a timely basis, and total number of smart campus related projects we undertook and executed in 2020 decreased by approximately 60% from 35 projected executed in 2019 to only 14 projects executed in 2020. In terms of project size, in 2020, we executed 3 relatively large technological consulting service projects, including the hardware and software installation and digital classrooms for FMP’s experiment-based simulation center for its hotel management major with contract price of RMB 5 million ($0.7 million), the digital classrooms for Beijing Institute of Graphic Communications with contract price of approximately $0.2 million (RMB 1.3 million) and technical support services provided to a third party enterprise, WWH, with contract price of $612,239. However, we only executed 2 relatively large technological consulting service projects in 2019 (including smart campus related projects with FMP and Capital Normal University). As a result, average contract price was approximately $143,000 per project in 2020 as compared to average contract price of approximately $64,000 per project in 2019. The overall decrease in our revenue from technological consulting services for smart campus solutions reflected the above combined reasons.

Revenue from Overseas Study Consulting Services

Overseas Study Consulting Services target those students who wish to study in foreign countries to enrich their learning experiences, expand their horizons, and gain exposure to a broader array of employment opportunities. Our revenue from overseas study consulting services decreased by $396,393, or 75.4% when comparing twelve months ended December 31, 2020 to the same period of 2019. During the year ended December 31, 2020, our service contract with Beijing Foreign Studies University (“BFSU”) assisted 11 students for Russia language training and 22 students for German language training. We recognized $129,485 in revenue when our performance obligations under the service contract were satisfied. The decrease in revenue from Overseas Study Consulting Services was mainly attributed to the decrease in the number of students subscribed to our overseas study consulting services from 56 in 2019 to 33 in 2020, which is mainly due to the impact of the COVID-19 pandemic which caused certain countries intermittently closed its borders and imposed travel restrictions. As a result, the number of students interested in seeking overseas education reduced significantly.

Revenue from Tailored Job Readiness Training Services

In 2019, we also started to provide tailored job readiness training services to students from partner schools, so that such students would be better equipped to serve the employer at their respective job positions. Because this line of business was newly added, the revenue generated from this line of business was immaterial in 2019. Approximately $4,000 revenue from tailored job readiness training services in fiscal year 2020 was grouped under our revenues from Sino-foreign Jointly Managed Academic Programs.

For the fiscal year ended December 31, 2020, we provided tailored job readiness training services to more than 100 students and accordingly generated $76,400 revenue from such services.

Revenue from textbooks and course material sales

In order to ensure the quality of the course content delivered to students and to meet international standards, the Company has developed and edited more than 16 English textbooks and course materials with an emphasis on language training, and distributed these materials to students enrolled under our Sino-foreign joint education programs. Our revenue from textbooks and course material sales increased by $35,826 or 272.4% from $13,150 for the fiscal year ended December 31, 2019 to $48,976 for the fiscal year ended December 31, 2020 when number of students enrolled under our Sino-foreign Jointly Managed Education Programs increased by 22.1%, from 2,236 students for the fiscal year ended December 31, 2019 to 2,731 students for the fiscal year ended December 31, 2020.

Cost of revenues

Our overall cost of revenue decreased by $1,203,661, or 35.8%, from $3,360,694 in fiscal year 2019 to $2,157,033 in fiscal year 2020, primarily due to the decrease in salary, welfare and insurance costs of $914,321, or 60.6%, for foreigner teachers in Sino-foreign Jointly Managed Academic Programs. Due to travel bans or restrictions caused by the outbreak and spread of COVID-19, certain foreigner teachers were unable to enter into China and we used more Chinese teachers to provide online teaching services to students in the first half of 2020. Therefore, our costs associated with Sino-foreign Jointly Managed Academic Programs decreased. In addition, our costs associated with Technology Consulting Services for Smart Campus related projects decreased by $173,115 or 11.0%. The decrease was due to decreased hardware costs associated with the smart campus projects in 2020 when number of smart campus projects decreased by about 60% and more software customization services rather than hardware installation services were performed by us. Also, costs associated with Overseas Study Consulting Services decreased by $178,962 or 67.6%. The decrease was affected by the outbreak and spread of COVID-19 which caused number of students for our one-on-one study abroad consulting services decreased and accordingly we reduced the hiring of qualified teachers to provide one-on-one tutoring to the students and reduced the office space lease to save costs. Our cost of revenue accounted for 42.9% and 63.9% of our total revenue for the fiscal years ended December 31, 2020 and 2019, respectively.

Gross profit

Our overall gross profit increased by $970,950, or 51.2%, from $1,895,116 in fiscal year 2019 to $2,866,066 in fiscal year 2020, while gross profit margin increased by 21.0%, from 36.1% in fiscal year 2019 to 57.1% in fiscal year 2020. The increase in our gross profit was primarily due to decreased costs associated with Sino-foreign Jointly Managed Academic Programs by 60.6% when salary, welfare and insurance costs paid to foreign teachers decreased. In addition, our smart campus related technological consulting services require both hardware and software application. In 2020, as we executed more projects with software customization rather than hardware installation, our costs associated with undertaking these projects decreased accordingly and as a result, our gross profit and gross margin associated with smart campus projects increased.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the years ended December 31, 2020 and 2019:

	For the years ended December 31,
	2020		2019		Changes
	Amount	%	Amount	%	Amount	%
Selling expenses	$229,656	16.1%	$593,215	43.1%	$(363,559)	(61.3%)
General and administrative expenses	1,199,690	83.9%	783,241	56.9%	416,449	53.2%
Total operating expenses	$1,429,346	100.0%	$1,376,456	100.0%	$52,890	3.8%

Selling expenses

Selling expenses decreased by $363,559 or 61.3% from $593,215 for the year ended December 31, 2019 to $229,656 for the year ended December 31, 2020. The decrease in selling expenses was primarily attributable to the decrease in the rental expenses by $110,915 when we relocated to a smaller office space, a decrease in business travelling expenses by $31,134, a decrease in advertising expenses by $28,262 and a decrease in salary and employee welfare benefit expenses paid to sales and marketing personnel by $195,117, resulting from cutting down our sales and marketing force due to the outbreak of COVID-19 pandemic. Selling expenses accounted for 4.6% and 11.3% of total revenue for the years ended December 31, 2020 and 2019, respectively.

General and Administrative Expenses

General and administrative expenses increased by $416,449, or 53.2% from $783,241 for the year ended December 31, 2019 to $1,199,690 for the year ended December 31, 2020, primarily due to an increase in professional service fees of $247,100 in connection with the preparation of our IPO, an increase in investor relation expenses of $100,630 and an increase in director and officer insurance expenses of $63,956. General and administrative expenses accounted for 23.9% and 14.9% of total revenue for the years ended December 31, 2020 and 2019, respectively.

Interest Income

Interest income increased by $95,137 or 1,554.5%, to $101,257 for the year ended December 31, 2020, from $6,120 for the same period of 2019. In connection with the Company’s technological consulting services for smart campus projects, we recognized financing component resulted from a timing difference between when control is transferred and when we collected cash consideration from the customer. For the year ended December 31, 2020, we recognized $94,271 interest income in connection with the aforementioned financing component. In addition, the Company reported interest income of $6,987 from increased bank deposit balance during the year ended December 31, 2020. These factors led to increased interest income as compared to the same period of 2019.

Other Expense

Oher expense was $26,035 for the year ended December 31, 2020 while we recorded other income of $69,162 in 2019. The increase in other expenses was primarily due to the loss of $37,468 from the disposal of property and equipment and penalty of $7,234 associated with our early termination of the original office leases.

Provision for Income Taxes

Provision for income taxes was $303,246 for the year ended December 31, 2020, increased from $156,038 for the same period of last year due to higher taxable income. Our effective tax rate decreased from 26.3% in 2019 to about 20.1% in 2020. The decrease in effective tax rate is mainly due to the expenses generated at subsidiaries not subject to local income taxes decreased as a percentage of income before income tax that was generated at subsidiary subject to local income taxes. Expenses generated by subsidiaries that are not subject to local income taxes including expenses incurred at China Liberal and Boya Hong Kong. Income before income tax generated by our operating subsidiary China Liberal Beijing is subject to the Enterprise Income Tax (“EIT”) Law of PRC. Expenses not subject to income tax is about 25% and 41% of income subject to income tax for the year ended December 31, 2020 and 2019, respectively.

Net Income

As a result of foregoing, net income was $1,208,696 for the year ended December 31, 2020, compared to net income of $437,904 for the same period last year. Basic and diluted earnings per share were $0.21 for the year ended December 31, 2020, compared to basic and diluted earnings per share of $0.09 for the same period last year.

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

In 2019, we also started to provide tailored job readiness training services to students from the appropriate partner schools so that such students would be better equipped to serve the employer at their respective job positions. Because this line of business was newly added and the revenue generated from this line of business was immaterial in 2019. Approximately $4,000 revenue from tailored job readiness training services has been grouped under our revenues from Sino-foreign Jointly Managed Academic Programs.

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

General and Administrative Expenses

Our general and administrative expenses increased by $203,741, or 35.2%, from $579,500 in 2018 to $783,241 in 2019, primarily due to an increase in audit fees of $360,000 in connection with the audits and reviews of our financial statements for our IPO, offset by a decrease in rent and property management expense by $70,603 and a decrease in office expense by $57,355. Our general and administrative expenses accounted for 14.9% and 12.1% of our total revenue for the years ended December 31, 2019 and 2018, respectively.

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

Hong Kong

Our subsidiary incorporated in Hong Kong, Boya Hong Kong, is subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax. We did not generate any assessable profits arising in or derived from Hong Kong for the fiscal years ended December 31, 2020, 2019 and 2018, and accordingly no provision for Hong Kong profits tax has been made in these periods.

PRC

Generally, our subsidiary, China Liberal Beijing, is subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The EIT Law grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. China Liberal Beijing, the Company’s main operating subsidiary in PRC, was approved as an HNTE in December 2016 and is entitled to a reduced income tax rate of 15%. In December 2019, we successfully renewed our HNTE certificate with local tax authority and will continue to enjoy the reduced income tax rate of 15% for another three years until December 2022. The EIT Law is typically enforced through the local tax authority in PRC. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The corporate income taxes for fiscal years 2020, 2019 and 2018 were reported at a reduced rate of 15% as a result of China Liberal Beijing being approved as a HNTE. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

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

We determine the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trend. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of December 31, 2020, 2019 and 2018, there was no allowance recorded as the Company considers all of the accounts receivable fully collectible.

Our contract receivable represents balance derived from technological consulting services for “smart campus” solutions provided to Chinese universities / colleges, when the projects under the contracts have been completed and accepted by Chinese universities / colleges, but the balances have not been past due based on the contracted payment schedules. We had not incurred any bad debts with Chinese universities / colleges in the past, and consider the contract receivable as fully collectible. Thus, there was no allowance recorded on such outstanding contract receivable as of December 31, 2020, 2019 and 2018.

Revenue recognition

Our revenues are primarily derived from providing a wide range of educational services and programs to customers. Revenues are reported net of all value added taxes.

On January 1, 2019, we adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (“ASC Topic 606”) using the modified retrospective method.

To determine revenue recognition for contracts with customers, we perform the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation.

We generate our revenue from the following sources:

-	Sino-foreign Jointly-Managed Academic Programs

We recommend and coordinate accredited international universities / colleges to forge partnerships with Chinese host universities / colleges to establish international education programs at degree level. Chinese host universities / colleges then utilize their existing administrative ability, campus classrooms and facilities to recruit Chinese students into such programs. We also select, recruit and appoint qualified foreign faculty to teach major courses at selected Chinese host universities / colleges and bear all faculty related costs, provide continuing support to foreign faculty, develop and deliver major course content and materials to ensure teaching quality meeting international standards, and to optimize students’ learning outcome and to prepare them for further education overseas and help them with course credit conversion in the event that any student decides to pursue further study overseas. We actively support and interact with enrolled students throughout their programs to ensure successful program completion. Our contracts with host Chinese universities/ colleges are fixed price contracts, pursuant to which, we are to receive a fixed portion of tuition for services rendered. As a result of performing the above-mentioned services, we are entitled to receive 12.5% to 50% of such student tuitions depending on the universities / colleges and jointly managed academic programs, which are collected first by Chinese host universities/ colleges from enrolled students at the beginning of each academic school year, and then remitted to us.

With respect to Sino-foreign Jointly Managed Academic Programs, we are not involved in recruiting students, collecting refunding tuition when students dropout, all of which are handled by the host universities / colleges. The host universities / colleges normally offer tuition refund if a student drops out from school within the first month of each academic school year. Collected tuition fees become non-refundable after the one-month refund policy window. Historically, for students enrolled under the Sino-foreign Jointly Managed Academic Programs, the average student dropout rate was below 1%. Our contracts with Chinese host universities / colleges provide that (1) the host universities / colleges will withhold the tuition collected from students for one to three months after the academic school year starts in September, and then remit the portion of tuition fees to us after the student headcounts have been finalized, and (2) the portion of tuition fee that we are entitled to receive is calculated based on the final actual number of students retained with the universities / colleges after any student dropout has been adjusted. Accordingly, any tuition refund has already been deducted by host universities/ colleges before we receive our portion of the tuition fees. For accounting purposes, at the beginning of each academic school year, we initially accrue the estimated refund based on an historical 1% student dropout rate, and make subsequent true-up adjustments after the final number of students retained with the host universities / colleges is determined. Such adjustments were immaterial for the fiscal years ended December 31, 2020, 2019 and 2018, respectively.

Our contracts with Chinese host universities / colleges provide that foreign teachers assigned by us should be substituted, and teaching textbooks, course materials and curriculums should be adjusted in a timely manner in order to ensure a satisfactory teaching result. The Chinese host universities / colleges have the right to withhold our portion of the tuition if we do not take corrective action when our service deficiency is identified. Any costs related to teacher substitution, textbooks, course materials and curriculums adjustment should be borne by us. We maintain active communications with the host universities / colleges in order to obtain feedback on the quality of the services performed. Any service deficiency is being corrected and improved on in a timely manner so as to achieve satisfactory long-term cooperation with the host universities / colleges. Historically, as a result of timely interaction with the host universities / colleges to address any service deficiency and to improve the teaching result, there were no estimable tuition withhold from the host universities/ colleges that needs to be accrued. There were no complaints received from the host universities / colleges with respect to our services for the years ended December 31, 2020, 2019 and 2018, which required material adjustment to the amount of fees received by us.

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

-	Technological Consulting Services for Smart Campus Solutions and Technical Support Services for Other Entities

Under the concept of “creating smart campus”, our technological consulting services utilize the advanced information technology such as cloud computing, mobile internet and big data analytics to provide total solutions to targeted Chinese universities / colleges in order to integrate and improve their teaching, research, student data management, storage and processing, and campus life services, and to optimize their teaching and operating environment and improve operational efficiency. Since late 2020, we also started to provide technical support services to business entities in addition to universities/ colleges to help customers to construct and establish multi-location video conference center and other technical solutions. Our  technological consulting and support service contracts are primarily on a fixed-price basis, which require us to perform services including project planning, project solution and design, data management application customization, installations of hardware equipment and components for digital classrooms and academic experiment centers or labs, integration of hardware and software application, and post-contract continuous maintenance support, based on the specific needs from each customer. Upon delivery of services, project completion inspection and customer acceptance are generally required. In the same contract, it may also include provisions that require us to provide post-contract maintenance support for a period ranging from several months to three years after customized solutions and services are delivered.

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

We evaluate “smart campus” solution service contracts and determine whether these contracts contain multiple performance obligations. A performance obligation is a promise to transfer to the customer either (1) a good or service (or a bundle of goods or services) that is distinct; or (2) a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer. Performance obligations in the agreements are identified based on the goods and services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the services or goods is separately identifiable from other promises in the contract.

We determine “smart campus” solution and application customization service, installations of hardware and software components, and post-contract continuous maintenance support, as separate performance obligations in the same fixed-fee contract, because our promise to transfer each of these services is separately identifiable from other promises in the contract and the customer can benefit from each service or goods deliver either on its own or together with other resources that are readily available. We allocate contract revenue to the identified separate units based on their relative standalone selling prices. The standalone selling price is the price at which an entity would sell a promised good or service separately to a customer. Revenue associated with post-contract continuous maintenance support performance obligation is recognized over the time. Revenue associated with the solution and application customization service and installations of hardware and software components are recognized at a point in time upon completion of the performance obligation is satisfied and accepted by the customers. In instances where substantive completion inspection and customer acceptance provisions are specified in contracts, revenues are deferred until all inspection and acceptance criteria have been met.

-	Tailored Job Readiness Training Services

In 2019, we also started to provide tailored job readiness training services to graduating students from the appropriate partner schools so that such students would be better equipped to serve the employer at their respective job positions. Similar to Sino-foreign Jointly Managed Academic Programs, we forge partnerships with selected Chinese vocational schools or colleges to provide tailored job readiness training services to students. The partner schools utilize their existing administrative ability, campus classrooms and facilities to recruit students into such training programs. We select, recruit and appoint qualified faculty, trainers or professionals to provide trainings and bears related costs, develop and deliver major training content and materials to students to optimize their learning outcome, improve their social and technical skills, coordinate with employers to provide internship job opportunities to students and eventually help students to find appropriate jobs after completion of the trainings and graduation. We actively support and interacts with enrolled students to achieve successful completion of the trainings, which normally takes several months up to three years. Our contracts with partner schools are fixed price contracts, pursuant to which, we are to receive a fixed portion of training fees for services rendered. The training fees are collected first by partner schools from enrolled students before the training services start, and then remitted to us. We initially record such training service fees as deferred revenue and ratably recognized it as revenue over the training service period as our performance obligations related to teaching, training, management and other supporting services are carried throughout the training period. For the years ended December 31, 2020 and 2019, we earned $76,400 and $4,000 from providing tailored job readiness training services to students.

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

We had accounts receivable related to revenues from Sino-foreign jointly managed education programs, tailored job readiness training services and study abroad consulting services of $915,618, $518,191 and 833,174 as of December 31, 2020, 2019 and 2018, respectively. Out of the outstanding $915,618 accounts receivable as of December 31, 2020, $904,627 has been collected as of the date of this annual report.

In addition, we had contract receivable of $4,711,563 (including current and non-current portion of $4,448,946 and $262,617, respectively), $2,711,039 (including current and non-current portion of $1,639,213 and $1,071,826, respectively) and $2,577,423 (including current and non-current portion of $960,237 and $1,617,186 , respectively) as of December 31, 2020, 2019 and 2018, respectively, primarily derived from providing technological consulting services for smart campus solutions to Chinese universities / colleges. The balance due within one year and more than one year was based on the contracted payment terms with Chinese universities / colleges. As of December 31, 2020, our short-term contract receivable included $4,203,186 receivable from FMP and $245,761 receivable from other Chinese universities / colleges. Subsequently, through April 2021, we collected approximately $2,414,649 (RMB15,755,580) short-term contract receivable and the remaining short-term contract receivable will be collected before December 2021. The FMP long-term contract receivable of $262,617 will be collected in 2022 based on the contract payment terms. In connection with the FMP “smart campus” projects, financing component resulted from a timing difference when control is transferred and the collection of cash receipts that may impact future cash flows amounted to $135,466 as of December 31, 2020. As a result of the impact of COVID-19 pandemic, payments from FMP have been delayed, after negotiation, FMP and us mutually agreed to extend certain of the original payment due date to various dates in 2021. Accordingly, the payment due dates for balance of $2,554,916 (RMB 16,670,829) with original due date prior to December 31, 2020 were extended to March 31, 2021 and June 30, 2021. According to the extended payment terms, $2,168,887 (RMB 14,151,991, or 85% of the total overdue balance) was due on March 31, 2021 and the remaining $386,029 (RMB 2,518,838, or 15% of the total overdue balance) would be due on June 30, 2021. Furthermore, FMP and us mutually agreed to move $391,826 (RMB 2,556,667) of the payment that was originally due on December 20, 2021 to June 30, 2021. There has been no change to the other payment term in the original contracts. Since the revision of payment terms, FMP has been paying in accordance with the revised payment plan and we received $2.168.887 (RMB 14,151,991) prior to March 31, 2021. In consideration of that we had not incurred any bad debts with Chines universities / colleges in the past in connection with its undertaking of these services and that FMP followed the amended payment terms and paid majority of the overdue balance as of the date of this report, we consider the contract receivable fully collectible, and thus did not provide bad debt allowance over the outstanding balance as of December 31, 2020.

Our contract liabilities, which are reflected in its consolidated balance sheets as deferred revenue of $154,927, $562,056 and $149,560 as of December 31, 2020, 2019 and 2018, respectively, consist primarily of the unsatisfied performance obligations as of the balance sheet dates. The December 31, 2020 deferred revenue balance primarily consisted of $27,334 deferred revenue associated with the “smart campus” projects when we received advance payment from customers while the projects have not been completed as of the balance sheet date, $21,257 deferred revenue associated with tailored job readiness training services and $106,336 deferred revenue associated with Overseas Study Consulting Services. The December 31, 2019 deferred revenue balance primarily consisted of $302,640 deferred revenue associated with our Sino-foreign jointly managed academic programs, and $259,416 deferred revenue associated with our “smart campus” projects when we received advance payment form customers while the projects had not been completed as of December 31, 2019. The December 31, 2018 deferred revenue balance of $149,560 primarily related to our Sino-foreign jointly managed academic programs.

Disaggregation of revenue

Revenue disaggregated by product type was as follows for the years ended December 31, 2020, 2019 and 2018:

	For the years ended December 31,
	2020	2019	2018
Revenue from Sino-foreign Jointly Managed Academic Programs	$2,772,679	$2,484,194	$2,410,781
Revenue from Technological Consulting Services for Smart Campus Solutions	1,995,559	2,232,588	1,820,974
Revenue from Overseas Study Consulting Services	129,485	525,878	547,521
Revenue from tailored job readiness training services	76,400
Revenue from textbook and course material sales	48,976	13,150	29,717
Total revenue	$5,023,099	$5,255,810	$4,808,993

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No penalties or interest relating to income taxes have been incurred for the years ended December 31, 2020, 2019 and 2018. All of the tax returns of the Company remain subject to examination by the tax authorities for three years from the date of filing.

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

Impact of Inflation

We do not believe the impact of inflation on our company is material.

Impact of Foreign Currency Fluctuations

Our subsidiaries maintain their books and records in RMB. Our reporting currency is USD. In general, for consolidation purposes, we translate assets and liabilities into USD using the applicable exchange rates prevailing at the balance sheet date, and the statement of income is translated at average exchange rates during the reporting period. Adjustments resulting from the translation of their financial statements are recorded as accumulated other comprehensive income. The foreign currency translation from RMB to USD could materially affect our financial condition and results of operations due to the fluctuation of exchange rate. The exchange rates in effect are shown below:

U.S. Dollar Exchange Rate	December 31, 2020	December 31, 2019	December 31, 2018
At the end of the period - USD: RMB	US$1=RMB 6.5250	US$1=RMB 6.9680	US$1=RMB 6.8776
Average rate for the period - USD: RMB	US$1=RMB 6.8878	US$1=RMB 6.9088	US$1=RMB 6.6163

We did not have any foreign currency investments hedged by currency borrowings or other hedging instruments in fiscal year ended December 31, 2020, 2019 and 2018.

B. Liquidity and Capital Resources

As reflected in our audited condensed consolidated financial statements, for the fiscal year ended December 31, 2020, we had cash flow provided by operating activities of approximately $1.3 million and reported a net income of approximately $1.2 million. The Company also had cash of $5,007,449 at December 31, 2020. Although COVID-19 has temporary adverse impact on our business operations in 2020, our revenue from Sino-foreign jointly managed academic programs was not significantly impacted because we have been providing distance teaching services to students and no dropout has been reported to the Company during the temporary school closure period from late December 2019 to the reopening of schools in May 2020. Most recently, the Company increased the number of students enrolled in its Sino-foreign jointly managed education programs with 2 colleges during the 2021 academic school year starting from the 2020 fall semester. Total enrolled number of students increased by 22.1% as compared to the same period of last year. As the Chinese universities/colleges have gradually reopened since May 2020, the Company has substantially completed the delayed “smart campus” projects during the summer 2020. However, a resurgence could negatively affect the execution of additional smart campus contracts with Chinese universities/colleges, the collection of the payments from previous smart campus projects and the market development of the newly launched visualization solutions and technology consulting services to non-university business. The extent of the future impact of COVID-19 is still highly uncertain and cannot be predicted as of the financial statement reporting date.

In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments.

As of December 31, 2020, we had $5,007,449 cash as compared to $1,702,279 as of December 31, 2019. We also had $915,618 in accounts receivable for services rendered, including $890,807 in tuition receivable from Sino-foreign Jointly Managed Academic Programs, $13,820 in accounts receivable from tailored job training services and $10,991 in accounts receivable from overseas study consulting services.

	December 31, 2020	December 31, 2019
Accounts receivable- Sino-foreign Jointly Managed Academic Programs	$890,807	$37,296
Accounts receivable – tailored job training services	13,820	-
Accounts receivable- Overseas Study Consulting Services	10,991	480,895
Less: allowance for doubtful accounts	-	-
Accounts receivable, net	$915,617	$518,191

Approximately $0.9 million or 98.8% of the December 31, 2020 accounts receivable balances associated with Sino-foreign Jointly Managed Academic Programs and tailored job readiness training services has been collected as of the date of this annual report. Accounts receivable associated with overseas study consulting services of $10,991 is expected to be collected by June 2021.

As of December 31, 2020, we also had outstanding contract receivable of $4,711,563 derived from providing smart campus technological consulting services to Chinese universities / colleges:

	December 31, 2020	December 31, 2019
Contract receivable- “Smart Campus” related technological consulting services with FMP (1)	$3,730,203	$2,450,312
Contract receivable- “Smart Campus” project maintenance and technical support fee with FMP	600,134	-
Contracts receivable – Other “Smart Campus” related technological consulting services (2)	245,761	95,735
Financing component associated with FMP contract receivable (1)	135,465	164,992
Less: allowance for doubtful accounts	-	-
Total contracts receivable, net	4,711,563	2,711,039
Less: current portion of contract receivable	4,448,946	1,639,213
Contracts receivable, non-current	$262,617	$1,071,826

In 2017, we entered into a contract with Fuzhou Melbourne Polytechnic (“FMP”) to help FMP with its smart campus project, including creating a big data center, digital classrooms and an experiment-based simulation teaching center for its business school.

The projects under the 2017 FMP contract requires the leveraging hardware facilities such as sensors, internet of things, digital portal, electronic blackboards, smartboards, projectors, LED display panels, high definition classroom audio and sound system and other lab-based equipment, together with data management applications, to create a total smart campus solution for FMP. In addition to the installation of hardware and data management application to make the smart campus system meet the expected operational conditions, we are also responsible for the post-contract maintenance and continuous technical support during the period of 2019 to 2021.

Total contract price under the 2017 FMP “smart campus” project was RMB16.68 million (approximately $2.4 million) for completion of the software and hardware installation, plus additional RMB5.05 million (approximately $0.73 million) post-contract maintenance and technical support fee.

Based on the original contract payment schedule, RMB16.68 million earned project fee shall be paid in three equal installments of RMB 5,561,180 (approximately $798,103) before December 20 of each year from 2019 to 2021. RMB 5.05 million Post-contract maintenance and technical support fee will also be paid in four installments in 2018 to 2021 when services are rendered. Subsequent to year end, RMB10.2 million (approximately $1.6 million) was collected in March 2021. The Company and FMP revised the payment term of the remaining balance. Accordingly, the balance of RMB 2.6 million (approximately $0.4 million) was expected to be collected on or prior to June 30, 2021 and the remaining RMB 3.0 million (approximately $0.46 million) was expected to be collected on the original due date of December 20, 2021.

As of December 31, 2020, total outstanding contract receivable from FMP 2017 contract amounted to $2,420,188, including the following:

2017 FMP Contract	Amount as of December 31, 2020	Contracted payment due date
Contract receivable	$2,011,090
Maintenance fees	409,098
Total	2,420,188
Less: current portion of contract receivable	2,420,188	By June 30, 2021 and December 20, 2021
Non-current portion	$-

As of December 31, 2020, current portion of contract receivable associated with FMP 2017 contract amounted to $2,420,188, including receivable of $2,215,639 for services completed before December 31, 2019 and receivable of $204,549 for services completed during 2020. As of the date of this annual report, $1,567,900 contract receivable associated with FMP 2017 contract has been collected. As to the remaining $0.85 million contract receivable, approximately $0.4 million will be collected by June 2021 pursuant to the revised payment plan with FMP, and approximately $0.45 million is not past due and will be collected by December 20, 2021.

In addition to the 2017 FMP contract, in 2019, we entered into a new “smart campus” related contract with FMP to help FMP to create an information engineering laboratory training center and an experiment-based simulation center for its hotel management major for total contract price of RMB15.58 million (approximately $2.3 million) plus additional RMB3.74 million (approximately $0.54 million) for post-installation maintenance and technical support fees for the three years from 2020 to 2022.

The contract for the information engineering laboratory training center includes two phases. Phase I requires us to complete the hardware and software installation and decoration of the computer training rooms, IOT training room and digital classrooms with contract price of approximately RMB 7.1 million ($1.01 million), which was completed before December 31, 2019, passed the inspection and was accepted by FMP. Phase II requires us to complete the hardware and software installation for the cloud computing and big data room with contract price of RMB3.48 million (approximately $0.5 million). Due to the COVID-19 pandemic and temporary school closure, the performance of the Phase II contract has been rescheduled to be completed in 2021. During the fiscal year ended December 31, 2020, we completed the experiment-based simulation center for FMP’s hotel management major, with satisfactory inspection and acceptance by FMP and recognized RMB4.6 million ($0.7 million) revenue.

As of December 31, 2020, total outstanding contract receivable from FMP 2019 contract amounted to $2,045,614, including the following:

2019 FMP Contract	Amount	Contracted payment due date
Contract receivable	$1,854,578
Maintenance fees	191,036
Total	2,045,614
Less current portion	1,782,997	By June 30, 2021 and December 20, 2021
Non-current portion	$262,617	By December 20, 2022

As of December 31, 2020, contract receivable associated with FMP 2019 contract amounted to $2,045,614, including receivable of $1,088,289 for services completed before December 31, 2019, receivable of $766,289 for services completed during 2020 and maintenance fee of $191,036. For current portion of contract receivable of $1.78 million from FMP, $0.6 million has been collected as of the date of this annual report. Approximately $0.38 million will be collected in June 2021 pursuant to the revised payment plan with FMP and remaining approximately $0.8 million is not past due and will be collected by December 31, 2021.

As of December 31, 2020 and December 31, 2019, no allowance for doubtful accounts was recorded as we consider all of the contract receivable on “smart campus” projects from FMP fully collectible because in addition to the “smart campus” project, we have been working with FMP on Sino-foreign Jointly Managed Academic Programs since 2011 and there was no payment default based on past experience with FMP. Accordingly, management believes that cash collection from FMP is reasonably assured.

For the above mentioned 2017 and 2019 FMP contracts, revenue recognized for the years ended December 31, 2020, 2019 and 2018 was as follows:

	For the years ended December 31,
	2020	2019	2018
Revenue from 2017 FMP “smart campus” contract	$-	$-	$1,517,410
2017 FMP contract post-installation maintenance fee revenue	171,035	187,559	153,040
Revenue from 2019 FMP “smart campus” contract	612,359	926,187	-
2019 FMP contract post-installation maintenance fee revenue	159,736	-	-
Total revenue from FMP “smart campus” contracts	$943,130	$1,113,746	$1,670,450

We entered into additional smart campus solution contracts with a number of Chinese universities / colleges, including Capital Normal University, Shougang Technician College, Beijing Institute of Technology, North China Electric Power University, University of Chinese Academy of Sciences, Beijing Advanced Technical School of Arts and Craft and China University of Mining & Technology (Beijing), etc., to provide “smart campus” solution related consulting services to them, such as internet network improvement, digital classroom solutions, and educational management system customization. Most of these new smart campus contracts had been executed, completed, and accepted by these universities / colleges and we recognized revenue of $440,190 and $1,118,842 in 2020 and 2019, respectively. Due to school closure and business disruptions because of the outbreak of COVID-19 pandemic, the progress of some of these projects was delayed and we substantially completed these projects during the summer of 2020.

In December 2020, we generated revenue of $612,239 from services agreements with WWH, one of the service providers of SGC, a Chinese state-owned electric utility corporation, to provide technical support services for SGC. Our technical support services included, but not limited to, the construction of the comprehensive operational capacity of SGC's power supply command center, in order to achieve the function of multi-location video conference, which is used for scheduling meetings, consultations, discussions and training sessions. We also agreed to develop remote video interactive information system for SGC and optimize the operation of SGC's service power supply supervision and management platform.

As of December 31, 2020, contract receivable from these smart campus projects and technical support services amounted to $245,761. 100% of the $245,761 has been collected as of the date of this report.

We believe the contract receivable related to smart campus projects is fully collectible based on the payment terms and based on our continuing cooperation with our partner Chinese universities. The collection of our accounts and contract receivable will make cash available for use in our operation as working capital, if necessary.

As of December 31, 2020, we had positive working capital of $11,215,571. Our working capital requirements are influenced by the level of our operations, the numerical volume and dollar value of our sales contracts, the progress of execution on our customer contracts, and the timing of accounts receivable collections.

On April 19, 2021, the Company closed its self-underwritten public offering of 6,000,000 Ordinary Shares at the purchase price of $5.00 per share. The Company raised a total of $30 million gross proceeds through this self-underwritten public offering, before deducting offering-related expenses. Net proceeds from this offering amounted to approximately $29.2 million.

We believe that our current cash and cash flows from operating activities will be sufficient to meet our working capital needs in the next 12 months.

We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. We believe that our current cash and cash equivalents, together with our cash generated from operating activities and financing activities will be sufficient to meet our present anticipated working capital requirements and capital expenditures. If our existing cash is insufficient to meet our requirements, we may seek to issue debt or equity securities or obtain additional credit facilities. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business and prospects may suffer.

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

The following table sets forth a summary of our cash flows for the years ended December 31, 2020, 2019 and 2018:

	For the years ended December 31,
	2020	2019	2018

Cash provided by (used in) operating activities	$1,260,561	$(338,432)	$261,816
Cash (used in) provided by investing activities	(1,396,125)	(471,407)	1,881,329
Cash provided by financing activities	3,340,905	439,193	8,094
Effect of exchange rate change on cash	99,829	(4,241)	(82,043)
Net increase (decrease) in cash	3,305,170	(374,887)	2,069,196
Cash, beginning of year	1,702,279	2,077,166	7,970
Cash, end of year	$5,007,449	$1,702,279	$2,077,166

Operating activities

Net cash provided in operating activities was $1,260,561 for the year ended December 31, 2020. The difference between our net cash from operating activities and our net income of $1,208,696 was due to decrease in advance to suppliers of $756,846, decrease in prepaid expenses and other current assets of $753,405, increase in accounts receivable of $343,165, increase in contract receivable of $719,615 and increase in deferred revenue of $421,834.

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

Investing activities

Net cash used in investing activities was $1,396,125 for the year ended December 31, 2020 primarily due to the $1,374,895 advance made to a related party and purchase of property and equipment of $21,230. The advance was made to our CEO and Chairwoman of the Company, Ms. Ngai Ngai Lam. The advance was made on December 29, 2020 and was interest free. The Company received full repayment on this advance in January 2021 and has no intention to make additional advance to related parties in the future.

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

Financing activities

Net cash provided by financing activities was $3,340,905 for the year ended December 31, 2020 primarily include net proceeds from issuance of ordinary shares of $4,780,704 in connection with our completion of the IPO, offset by repayment due from a related party of $1,439,799.

Net cash provided by financing activities was $439,193 for the year ended December 31, 2019 and primarily consist of borrowings from related parties as working capital.

Net cash provided by financing activities was $8,094 for the year ended December 31, 2018 primarily due to borrowings from related parties as working capital.

Capital Expenditures

Our capital expenditures on purchase of property and equipment were $21,230, $17,738 and $83,515 in 2020, 2019 and 2018, respectively. We intend to fund our future capital expenditures with our existing cash balance and cash flow from operating activities. We will continue to make capital expenditures to meet the expected growth of our business.

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

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2020 to December 31, 2020 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F. Tabular Disclosure of Contractual Obligations

Effective January 1, 2019, the Company adopted the new lease accounting standard Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842) using the optional transition method which allowed the Company to continue to apply the guidance under the lease standard in effect at the time in the comparative periods presented. In addition, the Company elected the package of practical expedients, which allowed it to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The Company has also elected the practical expedient allowing it to not separate the lease and non-lease components for all classes of underlying assets. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities of $18,372 and $15,676, respectively, as of December 31, 2019 with no impact on accumulated deficit. Financial position for reporting periods beginning on or after January 1, 2019, are presented under the new guidance, while prior period amounts are not adjusted and continue to be reported in accordance with previous guidance.

As of December 31, 2020, the remaining lease term was one-and-a-half years. The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on the benchmark lending rate for three-year loans as published by China’s central bank in order to discount lease payments to present value. The weighted-average discount rate of the Company’s operating leases was 3.95%, as of December 31, 2020.

Supplemental balance sheet information related to operating leases was as follows:

As of December 31, 2020
Right-of-use assets	$180,528
Right of use asset-accumulated amortization	(43,833)
Right-of-use assets, Net	136,695

Operating lease liabilities, current	90,253
Operating lease liabilities, noncurrent	23,102
Total operating lease liabilities	$113,355

As of December 31, 2020, maturities of operating lease liabilities were as follows:

Maturity of Operating Lease Liabilities
2021	$93,359
2022	23,340
Total future minimum lease payments	116,699
Less imputed interest	(3,343)
Total	$113,356

G. Safe Harbor

See “Forward-Looking Statements” of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Ngai Ngai Lam	53	Chairwoman of the Board and Chief Executive Officer
Wenhuai Zhuang	35	Chief Financial Officer
Nan Hu	40	Director
David Sherman	73	Independent Director
Ngo Yin Tsang	47	Independent Director
Joseph Levinson	45	Independent Director

Ms. Ngai Ngai Lam has served as our chairperson of the board of directors and chief executive officer since July 2020. Ms. Lam has served as the chairperson of China Liberal Beijing since January 2015. She has over 25 years of experience in business and has led the growth of China Liberal Beijing since 2015, growing it from a company solely focused on Sino-foreign jointly managed academic programs to one that provides comprehensive educational services with multiple business lines. Ms. Lam graduated from Shishi City Hanjiang Middle School in Fujian, China in 1983.

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

Mr. Nan Hu has served as our director since May 2020. Mr. Hu has been the chief technology officer of China Liberal Beijing since January 2016. From July 2014 to December 2015, Mr. Hu served as the chief product officer of Beijing Mishi Technology Co., Ltd., a commercial social media platform based on mobile device business cards. From May 2011 to June 2014, Mr. Hu was the co-founder and served as the chief technology officer of Zhimo Network Technology (Beijing) Co., Ltd., an iPhone/Android system platform applications development company, providing mobile internet product solutions to leading advertisement and marketing company hdtMEDIA and Weiwang Tonglian Co., Ltd. From April 2008 to October 2010, Mr. Hu served as a research and development engineer and project manager of SA Penbase in France, a company that first developed mobile application platform online, providing mobile terminal data management products. Mr. Hu holds a bachelor’s degree and a master’s degree in Computer Science from Université Montpellier II.

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

Ms. Ngo Yin Tsang has served as our independent director since May 2020. Since April 2014, Ms. Tsang has been the executive director of Good Talent Limited, a Hong Kong-based investment holding company. Since December 2016, Ms. Tsang has been the independent non-executive director of LKS Holding Group Limited, a public company listed on the Hong Kong Stock Exchange engaging in interior renovation for residential, industrial and commercial properties in Hong Kong. Since November 2020, Ms. Tsang has been the company secretary and chief financial officer with DTXS Silk Road Investment Holdings Company Limited, a public company listed on the Hong Kong Stock Exchange engaging in auction business, winery, trading, property development and investment in China and Hong Kong. From July 2017 to April 2019, Ms. Tsang was the company secretary with Zhuoxin International Holdings Limited, a public company listed on the Hong Kong Stock Exchange engaging in the trading of electronic hardware components as well as property development and investment. Ms. Tsang has over 20 years of experience in auditing, accounting, corporate governance monitoring and financial management. Ms. Tsang holds a bachelor’s degree in Business Administration from Simon Fraser University, a bachelor’s degree in Law from Tsinghua University, and a master’s degree in Law from the University of Wolverhampton. She is a member of the American Institute of Certified Public Accountants and also a member of Hong Kong Institute of Certified Public Accountants.

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

B. Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2020, we paid an aggregate of $9,110 in cash to our executive officers, and an aggregate of $56,366 in cash as compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiary is required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Director Offer Letter Agreements

We have entered into director offer letter agreements with each of our directors. Under these agreements, each of our director shall continue serving as a director until his or her successor is duly elected and qualified. Each membership on the Board may be terminated for any or no reason by a vote of the shareholders holding at least a majority of the shares of the Company’s issued and outstanding shares entitled to vote or by a written resolution adopted by the shareholders holding at least a majority of the shares of the Company’s issued and outstanding shares entitled to vote. A director may also terminate his or her position on the Board or on any Board committee for any or no reason by delivering a written notice of resignation to the Company. Each director agrees that he or she will hold in trust and confidence all confidential information, as defined under the letter agreement, and will not disclose to others, directly or indirectly, any confidential information or anything relating to such information without the prior written consent of the Company, subject to certain exceptions. The directors are also subject to certain non-competition and non-solicitation provisions under the director offer letter agreements.

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

Family Relationships

There is no family relationship among any of our directors or executive officers.

D. Employees

We had 41, 98 and 71 employees as of December 31, 2020, 2019 and 2018, respectively. The following table sets forth a breakdown of our employees by function as of December 31, 2020:

	As of December 31, 2020
Functions:	Number	% of Total
Management	2	3.1
Sales	10	24.4
Technical support	15	36.6
Operations	8	19.5
General and administrative	6	14.6

Total	41	100.0

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of April 29, 2021 by:

•	each of our directors and executive officers; and

•	each of our principal shareholders who beneficially own more than 5% of our total outstanding Ordinary Shares.

The calculations in the table below are based on 12,333,333 Ordinary Shares issued and outstanding as of April 29, 2021.

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

Ordinary Shares
	Number	Percentage of total Ordinary Shares	Percentage of aggregate voting power*
Directors and Executive Officers†:
Ngai Ngai Lam (1)(2)	2,057,942	16.686%	16.686%
Wenhuai Zhuang	—	—%	—%
Nan Hu	—	—%	—%
Ngo Yin Tsang	—	—%	—%
H David Sherman	—	—%	—%
Joseph Levinson	—	—%	—%
5% Shareholders:(3)(4)(5)
Ever Alpha Global Limited(1)(2)	2,057,942	16.686%	16.686%

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

(2)

Prior to April 19, 2021, the date we closed our self-underwritten public offering of 6,000,000 Ordinary Shares, we had a total of 6,333,333 Ordinary Shares issued and outstanding instead of 12,333,333 Ordinary Shares. Based on 6,333,333 Ordinary Shares issued and outstanding, Ever Alpha Global Limited, which is 100% owned by Ms. Ngai Ngai Lam, held 32.49% of our issued and outstanding Ordinary Shares prior to April 19, 2021.

(3)

Prior to April 19, 2021, the date we closed our self-underwritten public offering of 6,000,000 Ordinary Shares, we had a total of 6,333,333 Ordinary Shares issued and outstanding instead of 12,333,333 Ordinary Shares. Based on 6,333,333 Ordinary Shares issued and outstanding, Man Woo Limited, which is 100% owned by Mr. Choi Sio Peng, held 586,018 Ordinary Shares representing 9.25% of our issued and outstanding Ordinary Shares prior to April 19, 2021. After such date, the percentage of the Ordinary Shares held by such shareholder is less than 5%.

(4)

Prior to April 19, 2021, the date we closed our self-underwritten public offering of 6,000,000 Ordinary Shares, we had a total of 6,333,333 Ordinary Shares issued and outstanding instead of 12,333,333 Ordinary Shares. Based on 6,333,333 Ordinary Shares issued and outstanding, United Glory Global Limited, which is 100% owned by Mr. Yuk Sing Lai, held 514,486 Ordinary Shares representing 8.12% of our issued and outstanding Ordinary Shares prior to April 19, 2021. After such date, the percentage of the Ordinary Shares held by such shareholder is less than 5%.

(5)

Prior to April 19, 2021, the date we closed our self-underwritten public offering of 6,000,000 Ordinary Shares, we had a total of 6,333,333 Ordinary Shares issued and outstanding instead of 12,333,333 Ordinary Shares. Based on 6,333,333 Ordinary Shares issued and outstanding, Fulai International Limited, which is 100% owned by Mr. Lin Ailian, held 399,601 Ordinary Shares representing 6.30% of our issued and outstanding Ordinary Shares prior to April 19, 2021. After such date, the percentage of the Ordinary Shares held by such shareholder is less than 5%.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Share Purchase

Ngai Ngai Lam has served as the chairperson of China Liberal Beijing since January 2015 and beneficially owns approximately 16.69% of the Company. Boya Hong Kong has been China Liberal Beijing’s sole shareholder since China Liberal Beijing’s inception, its majority shareholder since January 2018, and its sole shareholder since February 2019. Each of Ngai Ngai Lam and Boya Hong Kong is a related party of China Liberal Beijing, the Company’s indirect operating subsidiary in the PRC.

In January 2018, five individual shareholders, including Jianxin Zhang, the Company’s former CEO, invested in China Liberal Beijing for an 8.8228% equity interest in China Liberal Beijing, and Boya Hong Kong’s sole ownership of China Liberal Beijing was diluted to 91.1772%. On February 1, 2019, Boya Hong Kong entered into share transfer agreements with each of these five individuals and completed the acquisition of their 8.82% ownership in China Liberal Beijing, for a total price of RMB 2.95 million (approximately $453,669). After this transaction, China Liberal Beijing became a 100% controlled subsidiary of Boya Hong Kong.

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

As of December 31, 2020, balance due from a related party, Ms Ngai Ngai Lam, amounted to $1,439,080. The advance was made on December 29, 2020 and bore no interest. We collected amount due in full from a related party as of January 2021. We have no intention to make additional advance to related parties in the future.

Amount due to related parties

As of December 31, 2020, 2019 and December 31, 2018, the balance due to related parties totaled $ nil, $461,633 and $22,591, respectively. They comprise advances from the Company’s principal shareholders and used for working capital during the Company’s normal course of business. These advances are non-interest bearing and due on demand.

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

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employment Agreements.”

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

B. Memorandum and Articles of Association

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and our affairs are governed by our Amended and Restated Memorandum and Articles of Association, as amended and restated from time to time, and Companies Act (Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.

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

The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association and the Companies Act insofar as they relate to the material terms of our Ordinary Shares.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

General

Our authorized share capital is US$50,000 divided into 50,000,000 Ordinary Shares. All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form.

Dividends

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors subject to our Amended and Restated Memorandum and Articles of Association and the Companies Act. Under the laws of the Cayman Islands, our company may pay a dividend out of either profits or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•	a fee of such maximum sum as any designated stock exchange may determine to be payable or such lesser sum as our board of directors may from time to time require is paid to us in respect thereof;

•	the instrument of transfer is in respect of only one class of shares;

•	the ordinary shares are fully paid and free of any lien;

•

the instrument of transfer is lodged at the registered office or such other place at which the register of members is kept in accordance with the accompanied by any relevant share certificate(s) and/or such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do); and

•	if applicable, the instrument of transfer is duly and properly stamped.

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

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the excess shall be distributed pari passu amongst the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under the Companies Act to inspect or obtain copies of our register of members or our corporate records (other than the register of mortgages).

General Meeting of Shareholders

Our annual general meeting shall be held in each year (other than the year in which our articles were adopted) at such time as determined by our board of directors and we may, but shall not (unless required by the Companies Act) be obliged to, in each year hold any other general meeting.

Advance notice of at least ten clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders but a general meeting may be called by shorter notice, subject to the Companies Act, if it is so agreed:

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

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

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

People’s Republic of China Taxation

Unless otherwise noted in the following discussion, this section is the opinion of H&J Law Firm, our PRC counsel, insofar as it relates to legal conclusions with respect to matters of People’s Republic of China Enterprise Taxation.

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

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. We are unable to provide a “will” opinion because H&J Law Firm, our PRC counsel, believes that it is more likely than not that the Company and its offshore subsidiaries would be treated as a non-resident enterprise for PRC tax purposes because they do not meet some of the conditions out lined in SAT Notice. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of this annual report. Therefore, we believe that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Generally, resident enterprises in the PRC are subject to the enterprise income tax at the rate of 25%. Our company is granted preferential treatment to “high and new technology enterprises strongly supported by the state,” or HNTEs, to enjoy a preferential enterprise tax rate of 15%. Therefore, China Liberal Beijing pays an EIT approximately US$303,246 , US$ 156,038 and US$167,813 in the years ended December 31, 2020, 2019 and 2018. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that China Liberal Beijing is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

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

According to the VAT Regulations and the related rules, as of the date of this annual report, as a taxpayer selling services, China Liberal Beijing is generally subject to 6% VAT rate.

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

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or
●

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Based upon our current and projected income and assets, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets. Furthermore, fluctuations in the market price of our Ordinary Shares may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares from time to time (which may be volatile). In addition, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;
●

the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●

the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the U.S. Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We previously filed with the SEC registration statement on Form F-1 (File Number 333-233016), as amended, to register our Ordinary Shares in relation to our initial public offering. We also previously filed with the SEC registration statement on Form F-1 (File Number 254146), as amended, to register our Ordinary Shares in relation to our follow-on offering.

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

In accordance with Rule 5250(d) of the NASDAQ Listing Rules, we will post this annual report on Form 20-F on our website http://ir.chinaliberal.com. In addition, we will provide hardcopies of our annual report free of charge upon request.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

You should read the following information in conjunction with Item 5, “Operating and Financial Review and Prospects;” Item 3, “Risk Factors;” and our consolidated financial statements, including the related notes thereto, both of which are included elsewhere in this annual report on Form 20-F. The following discussion about our financial risk management activities includes “forward-looking statements” that involve risks and uncertainties. Actual results could differ materially from those projected in these forward-looking statements.

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

As of December 31, 2020, we had U.S. dollar-denominated cash and cash equivalents of US$3,401,817. A 10% depreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on December 31, 2020 would result in a decrease of RMB2,219,686 in cash and cash equivalents. A 10% appreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on December 31, 2020 would result in an increase of RMB2,219,686 in cash and cash equivalents.

Interest Rate Risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. We have not been exposed to material risks due to changes in market interest rates as we do not currently have borrowings.

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 2.5%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

Use of Proceeds

Initial Public Offering

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333-233016) in relation to the initial public offering of 1,333,333 Ordinary Shares at an initial public offering price of $6.00 per Ordinary Share. Our initial public offering closed in May 2020. Boustead Securities, LLC was the underwriter for our initial public offering.

We received net proceeds of approximately $4.8 million, after deducting underwriting discounts and estimated offering expenses payable by us. The registration statement was declared effective by the SEC on March 31, 2020. The total expense incurred for our Company’s account in connection with our initial public offering was approximately $3.2 million, which included $560,000 in underwriting discounts for the initial public offering and approximately $2.6 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. As of the date of this annual report, we have yet to spend the proceeds from our initial public offering. We still intend to use the proceeds from our initial public offering as disclosed in our registration statement on Form F-1.

Follow-on Offering

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333-254146) in relation to the self-underwritten public offering of 6,000,000 Ordinary Shares at a public offering price of $5.00 per Ordinary Share. Such self-underwritten public offering closed on April 19, 2021.

We received net proceeds of approximately $29.2 million, after deducting estimated offering expenses payable by us. The registration statement was originally declared effective by the SEC on March 23, 2021. Its Post-Effective Amendment No.1 was later declared effective by the SEC on March 30, 2021. The total expense incurred for our Company’s account in connection with this self-underwritten public offering was approximately $825,020, which included $500,000 of advisory fees to Boustead Securities LLC in connection with this self-underwritten public offering and approximately $325,020 in other costs and expenses for this offering. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from this self-underwritten public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. As of the date of this annual report, we have yet to spend the proceeds from our self-underwritten public offering. We still intend to use the proceeds from our self-underwritten public offering as disclosed in our registration statement on Form F-1.

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

Based upon that evaluation, our management has concluded that, due to the material weakness identified below, as of December 31, 2020, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP) in the United States of America and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all potential misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2020 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was ineffective as of December 31, 2020 because of the material weakness described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified relate to (i) a lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements; (ii) a lack of sufficient documented financial closing policies and procedures; (iii) lack of risk assessment in accordance with the requirement of COSO 2013 framework; (iv) a lack of an effective review process by the accounting manager which led to material audit adjustments to the financial statements; and (v) lack of communications between management and the Board of Directors with respect to the approval of significant related party transactions.

To remedy our identified material weakness subsequent to December 31, 2020, we plan to undertake steps to strengthen our internal control over financial reporting, including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control. However, we cannot assure you that we will remediate our material weaknesses in a timely manner, or at all. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

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

	Year Ended December 31,
Services	2019	2020
	US$	US$
Audit Fees(1)	215,000	255,000
Audit-Related Fees(2)	-	-
Tax Fees(3)	-	-
Other fees(4)	-	-

Total	215,000	255,000

______

Note:

(1)

“Audit fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the audit of our annual financial statements, the review of our comparative interim financial statements and registration statement related work.

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

Nasdaq Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on the Nasdaq Capital Market prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. The Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. The Board of Directors of the Company has elected to follow the Company’s home country rules as to such issuances and will not be required to seek shareholder approval prior to entering into such a transaction. Also pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615, we elected to be exempted from Nasdaq Listing Rules 5605 with respect to the composition requirement of the board of directors, audit committee, compensation committee and nominating committee. Currently, a majority of our board members are independent. However, if we change our board composition such that independent directors do not constitute a majority of our board of directors, our shareholders may be afforded less protection than they would otherwise enjoy under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.”

Other than as described in this section, our corporate governance practices do not differ from those followed by domestic companies listed on the Nasdaq Capital Market.

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

2.3*	Description of Securities

4.1

Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

4.2

Sale and Purchase Agreement among China Liberal, Yi Xin BVI and Ngai Ngai Lam dated March 2019 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

4.3

Unofficial English Translation of Lease Agreement with Beijing Sino-U.S. Star International Film & Television Culture Media Co., Ltd. dated May 20, 2018 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

4.4

Unofficial English Translation of Lease Agreement with Beijing Shangbao Art Development Co., Ltd. dated April 19, 2018 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

124

4.5

Unofficial English Translation of Lease Agreement with Zhuoguan Chen, dated July 20, 2018 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

4.6

Unofficial English Translation of Lease Agreement with Shandong Jinwufuri Culture Media Co., Ltd. for Commencement of the Lease on August 1, 2018 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

4.7

Unofficial English Translation of Lease Agreement with Beijing Zhumengcheng Information Technology Co., Ltd., dated November 26, 2018 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

4.8

Unofficial English Translation of the FMP EAP Program Agreement with Fuzhou Melbourne Polytechnic, dated June 15, 2016, with One Amendment dated December 15, 2017 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

4.9

Unofficial English Translation of the Fu-Tai EAP Program Agreement with Strait College, dated June 15, 2016 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

4.10

Unofficial English Translation of the IGEC Program Agreement with Strait College, dated July 8, 2013, with Two Amendments dated May 21, 2015 and November 16, 2017, respectively (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

4.11

Unofficial English Translation of the ISEC Agreement with Fujian University of Technology, dated December 2012, with One Amendment dated May 15, 2014 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

4.12

Unofficial English Translation of the Smart Campus Agreement with Fuzhou Melbourne Polytechnic, dated August 29, 2017, with One Amendment dated December 18, 2018 2016 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

4.13

Form of One-on-One Consultancy Agreement (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

4.14

Unofficial English Translation of the Cooperation Agreement on German Language Program with the School of Continuing Education of Beijing Foreign Studies University dated January 22, 2019 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

4.15

Unofficial English Translation of the Cooperation Agreement with China Academy of Art dated November 9, 2018 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

125

4.16

Unofficial English Translation of the Recruitment and Training Agreement with Beijing Quanqing Xiangqian Technology Co., Ltd. effective as of January 1, 2019 (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

4.17

Unofficial English Translation of the Project Cooperation Agreement with Bridge School S.R.I. dated November 28, 2017 (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

4.18

Unofficial English Translation of the Lease Agreement with Beijing Zhongguancun Internet Education Technology Services Co., Ltd. dated June 29, 2020 (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-254146), as amended, initially filed with the SEC on March 11, 2021)

4.19

Unofficial English Translation of the Lease Agreement with Beijing Baiyingbai Consulting Services Co., Ltd. dated December 7, 2020 (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-254146), as amended, initially filed with the SEC on March 11, 2021)

4.20

Unofficial English Translation of the Smart Campus Agreement with Fuzhou Melbourne Polytechnic (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-254146), as amended, initially filed with the SEC on March 11, 2021)

4.21*	Form of Director Offer Letter Agreement between the Registrant and the directors of the Registrant.

8.1*	List of Subsidiaries of the Registrant

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

126

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Liberal Education Holdings Limited

By:	/s/ Ngai Ngai Lam
Name:	Ngai Ngai Lam
Title:	Chief Executive Officer, Chairman of the Board of Directors (Principal Executive Officer)

Dated:	April 30, 2021

127

INDEX TO FINANCIAL STATEMENTS

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

China Liberal Education Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of China Liberal Education Holdings Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and schedules (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

New York, New York

April 30, 2021

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2020	2019
ASSETS
CURRENT ASSETS
Cash	$5,007,449	$1,702,279
Accounts receivable, net	915,618	518,191
Contract receivable, net, current	4,448,946	1,639,213
Advance to suppliers	94,648	836,766
Deferred initial public offering costs	-	649,451
Due from a related party	1,439,080	-
Inventory, net	196,326	-
Prepaid expenses and other current assets	223,387	339,260
TOTAL CURRENT ASSETS	12,325,454	5,685,160

Property and equipment, net	49,148	77,782
Operating lease right-of-use lease assets, net	136,695	18,372
Contract receivable, net, non-current	262,617	1,071,826
TOTAL NON-CURRENT ASSETS	448,460	1,167,980

TOTAL ASSETS	$12,773,914	$6,853,140

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$125,223	$51,071
Deferred revenue	154,927	562,056
Taxes payable	633,651	404,453
Due to related parties	-	461,633
Operating lease liabilities, current	90,253	10,326
Accrued expenses and other current liabilities	105,829	178,276
TOTAL CURRENT LIABILITIES	1,109,883	1,667,815

Operating lease liabilities, non-current	23,102	5,350
TOTAL LIABILITIES	1,132,985	1,673,165

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY
Ordinary shares $0.001 par value, 50,000,000 shares authorized, 6,333,333 and 5,000,000 shares issued and outstanding at December 31, 2020 and 2019, respectively	6,333	5,000
Additional paid-in capital	9,358,487	4,579,116
Statutory reserve	551,146	379,952
Retained earnings	1,565,817	528,315
Accumulated other comprehensive income (loss)	159,146	(312,408)
Total stockholders’ equity	11,640,929	5,179,975

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$12,773,914	$6,853,140

The accompanying notes are an integral part of these consolidated financial statements

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the years ended December 31,
	2020	2019	2018

REVENUE, NET	$5,023,099	$5,255,810	$4,808,993
COST OF REVENUE	2,157,033	3,360,694	2,702,297
GROSS PROFIT	2,866,066	1,895,116	2,106,696

OPERATING EXPENSES
Selling expenses	229,656	593,215	704,060
General and administrative expenses	1,199,690	783,241	579,500
Total operating expenses	1,429,346	1,376,456	1,283,560

INCOME FROM OPERATIONS	1,436,720	518,660	823,136

OTHER INCOME
Interest income	101,257	6,120	88,926
Other (expenses) income, net	(26,035)	69,162	180,191
Total other income, net	75,222	75,282	269,117

INCOME BEFORE INCOME TAXES	1,511,942	593,942	1,092,253

INCOME TAX PROVISION	303,246	156,038	167,813

NET INCOME	1,208,696	437,904	924,440
Less: net income attributable to non-controlling interest	-	-	81,779
NET INCOME ATTRIBUTABLE TO CHINA LIBERAL EDUCATION HOLDINGS LIMITED	$1,208,696	$437,904	$842,661

OTHER COMPREHENSIVE INCOME (LOSS)
Total foreign currency translation adjustment	471,554	(78,171)	(260,983)
TOTAL COMPREHENSIVE INCOME	1,680,250	359,733	663,457
Less: comprehensive income (loss) attributable to non-controlling interest	-	-	(22,871)
COMPREHENSIVE INCOME ATTRIBUTABLE TO CHINA LIBERAL EDUCATION HOLDINGS LIMITED	$1,680,250	$359,733	$686,328

EARNINGS PER SHARE
Basic and diluted	$0.21	$0.09	$0.17

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic and diluted	5,852,459	5,000,000	5,000,000

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

	Common shares		Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’	Non- controlling
	Shares*	Amount	capital	reserve	earnings	income (loss)	equity	interest	Total

Balance at December 31, 2017	5,000,000	$5,000	$1,643,527	$201,468	$2,274,585	$26,746	$4,151,326	$459,667	$4,610,993
Capital restructuring	-	-	2,935,589	-	(2,935,589)	-	-	-	-
Appropriation to statutory reserve	-	-	-	92,690	(92,690)	-	-	-	-
Net income	-	-	-	-	842,661	-	842,661	81,779	924,440
Foreign currency translation adjustment	-	-	-	-	-	(260,983)	(260,983)	(22,871)	(283,854)

Balance at December 31, 2018	5,000,000	$5,000	$4,579,116	$294,158	$88,967	$(234,237)	$4,733,004	$518,575	$5,251,579

Acquisition of 8.8228% non-controlling interest	-	-	-	-	87,238	-	87,238	(540,907)	(453,669)
Appropriation to statutory reserve	-	-	-	85,794	(85,794)	-	-	-	-
Net income	-	-	-	-	437,904	-	437,904	-	437,904
Foreign currency translation adjustment	-	-	-	-	-	(78,171)	(78,171)	22,332	(55,839)
Balance at December 31, 2019	5,000,000	$5,000	$4,579,116	$379,952	$528,315	$(312,408)	$5,179,975	$-	$5,179,975

Issuance of ordinary shares in initial public offering, net	1,333,333	1,333	4,779,371	-	-	-	4,780,704	-	4,780,704
Appropriation to statutory reserve	-	-	-	171,194	(171,194)	-	-	-	-
Net income	-	-	-	-	1,208,696	-	1,208,696	-	1,208,696
Foreign currency translation adjustment	-	-	-	-	-	471,554	471,554	-	471,554
Balance at December 31, 2020	6,333,333	$6,333	$9,358,487	$551,146	$1,565,817	$159,146	$11,640,929	$-	$11,640,929

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2020	2019	2018

Cash flows from operating activities
Net income	$1,208,696	$437,904	$924,440
Adjusted to reconcile net income to cash provided by (used in) operating activities
Depreciation and amortization	15,891	40,038	45,347
Non-cash lease expenses	41,524	2,533	-
Loss from disposal of property and equipment	37,468	-	-
Changes in operating assets and liabilities:
Accounts receivable, net	(343,165)	306,781	(243,769)
Contract receivable, net	(719,615)	(176,968)	(1,848,073)
Advance to suppliers	756,846	(824,141)	1,484,014
Deferred initial public offering costs	-	(650,092)	-
Due from a related party	-	72,371	(75,571)
Inventory, net	(185,985)	-	-
Prepaid expenses and other current assets	753,405	(57,406)	(130,282)
Accounts payable	66,961	(69,500)	(42,786)
Deferred revenue	(421,834)	417,987	53,000
Taxes payable	191,373	164,879	78,988
Operating lease liabilities	(60,907)	(5,252)	-
Accrued expenses and other current liabilities	(80,097)	2,434	16,507
Net cash provided by (used in) operating activities	1,260,561	(338,432)	261,816
Cash flows from investing activities
Purchase of property and equipment	(21,230)	(17,738)	(83,515)
Acquisition of 8.8228% non-controlling interest in China Liberal Beijing	-	(453,669)	-
Advance to a related party	(1,374,895)
Repayment of loan receivable	-	-	1,964,844
Net cash (used in) provided by investing activities	(1,396,125)	(471,407)	1,881,329
Cash flows from financing activities
Repayment of due to a related party	(1,439,799)	-	-
Net proceeds from initial public offering – stock issuance	4,780,704	-	-
Proceeds from related party borrowings	-	439,193	8,094
Net cash provided by financing activities	3,340,905	439,193	8,094

Effect of changes of foreign exchange rates on cash	99,829	(4,241)	(82,043)
Net increase (decrease) in cash	3,305,170	(374,887)	2,069,196
Cash, beginning of year	1,702,279	2,077,166	7,970
Cash, end of year	$5,007,449	$1,702,279	$2,077,166
Supplemental disclosure of cash flow information
Cash paid for interest expense	$2,697	$-	$-
Cash paid for income tax	$20,775	$18,657	$79,830
Supplemental disclosure of non-cash investing and financing activities
Transfer of non-controlling interest	$-	$87,238	$-
Right-of-use assets obtained in exchange for operating lease obligations	$180,528	$21,062	$-
Capital restructuring	$-	$-	$2,935,589

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

China Liberal (Beijing) Education Technology Co., Ltd. (“China Liberal Beijing”) was formed on August 8, 2011, as a Wholly Foreign-Owned Enterprise (“WOFE”) in the People’s Republic of China (“PRC”), with the registered capital of RMB33.5 million (approximately $5.1 million). Through December 31, 2018, Boya Hong Kong owned 91.1772% ownership interest in China Liberal Beijing, with the remaining 8.8228% ownership interest owned by five individual shareholders. On February 1, 2019, Boya Hong Kong entered into share transfer agreements with each of the non-controlling shareholders of China Liberal Beijing and completed the acquisition of the 8.8228% non-controlling interest in China Liberal Beijing, for a total price of RMB2.95 million (approximately $453,669). The total value of the non-controlling interest amounted to $540,907 as of the acquisition date (see Note 11). The Company borrowed cash from a related party to make this acquisition payment (see Note 8). After this transaction, China Liberal Beijing became a 100% owned subsidiary of Boya Hong Kong.

The Company, through its wholly-owned subsidiaries, is primarily engaged in providing educational services in the People’s Republic of China (the “PRC”) under the “China Liberal” brand. The Company offers a wide range of educational services and programs to customers, consisting primarily of Sino-foreign Jointly Managed Academic Programs, sales of textbooks and course material, Overseas Study Consulting Services and technological consulting services provided for targeted Chinese universities / colleges to help them improve their data management system and to optimize their teaching and operating environment (see Note 2). In late 2019, the Company also started to provide tailored job readiness training services to graduating students from the appropriate partner schools so that such students would be better equipped to serve the employer at their respective job positions.

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

Initial Public Offering

On May 12, 2020, the Company completed its initial public offering (“IPO”) of 1,333,333 common shares at a public offering price of $6.00 per share. The gross proceeds were $8 million before deducting placement agents’ commissions and other offering expenses, resulting in net proceeds of approximately $4.8 million. In connection with the offering, the Company’s common shares began trading on the NASDAQ Global Market under the symbol “CLEU.”

Details of the subsidiaries of the Company as of December 31, 2020 were set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
China Liberal	February 25, 2019	Cayman Islands	Parent, 100%	Investment holding

Yi Xin BVI	October 19, 2010	BVI	100%	Investment holding

Boya Hong Kong	May 11, 2011	Hong Kong	100%	Investment holding

China Liberal Beijing	August 8, 2011	Beijing, PRC	100%	Education service provider

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

Uses of estimates

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”), management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable and contracts receivable, advances to suppliers, valuation allowance for deferred tax assets, provision necessary for contingent liabilities and revenue recognition. Actual results could differ from those estimates.

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

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

The Company’s operations may be further affected by the ongoing outbreak of COVID-19 which in March 2020, had been declared as a pandemic by the World Health Organization. The Company’s revenue from Sino-foreign jointly managed academic programs was not significantly impacted because the Company has been providing distance teaching services to students and no dropout has been reported to the Company during the temporary school closure period from late December 2019 to the reopening of schools in May 2020. However, due the COVID-19 impact, the internal payment processes of the partnering schools were temporarily delayed by three to six months. As a result, the Company and these partnering schools mutually agreed to extend the 2020 academic school year tuition payment term from around November 2020 to the first half of 2021. The Company does not believe such delay will result in any collectability risk and the entire tuition receivable balance is expected to be fully received but only slightly later than a typical operating year. Furthermore, this temporary delay in tuition payment does not represent a change in the Company’s cooperation model with these partnering schools and the Company does not expect to incur further tuition payment delays in the future. The December 31, 2020 outstanding tuition receivable from partnering schools has been fully collected as of the date of this report. Most recently, the Company increased the number of students enrolled in its Sino-foreign jointly managed education programs with two colleges during the 2021 academic school year starting from the 2020 fall semester and taking this into consideration, the average enrolled number of students increased by 22.1% in 2020 as compared to 2019.

As the Chinese universities/colleges have gradually reopened since May 2020, the Company has substantially completed the delayed “smart campus” projects during the summer 2020. Also, due to the international travel bans since December 2019, students were not able to pursue their overseas education in Europe, Australia, the United States and other foreign countries, which in turn reduced the number of students for the Company’s one-on-one consulting services provided within our overseas study consulting services revenue stream. Total number of students for our one-on-one study abroad consulting services decreased by about 41% from 2019 to 2020, and the ongoing uncertainties associated with the COVID-19 may continue to restrict students from pursuing their overseas education in the near terms. These services represented approximately 2.6% and 10% of total revenue in 2020 and 2019, respectively.

Although the pandemic did not significant impact the two major lines of business in  fiscal year 2020 , the continued uncertainties associated with COVID 19 may negatively impact the Company’s revenue and cash flows as students may be discouraged by the restrictions imposed by major overseas education destination countries leading to significant decrease in the demand of our overseas study consulting services and even our Sino-foreign Jointly Managed Academic Programs. Further, a resurgence could negatively affect the execution of additional smart campus contracts with Chinese universities/colleges, the collection of the payments from previous smart campus projects and the market development of the newly launched visualization solutions and technology consulting services to non-university business.

See Note 10 for customer concentrations.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains most of its bank accounts in the PRC and Hong Kong. Cash maintained in banks within the People’s Republic of China of less than RMB0.5 million (equivalent to $70,550) per bank are covered by “deposit insurance regulation” promulgated by the State Council of the People’s Republic of China. Cash maintained in banks in Hong Kong of less than HKD0.5 million (equivalent to $64,488) per bank are covered by “deposit insurance scheme” oversee by a statutory body, Hong Kong Deposit Protection Board, established under the Deposit Protection Scheme Ordinance. As of December 31, 2020 and 2019, cash at bank in Hong Kong amounted to $3,401,817 and $172, respectively.

Accounts and contracts receivable, net

Accounts and contracts receivable are recorded net of allowance for uncollectible accounts.

The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trend. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of December 31, 2020 and 2019, there was no allowance recorded as the Company considers all of the accounts receivable fully collectible.

The Company’s contracts receivable represents balance derived from the Technological Consulting Services for Smart Campus Solutions provided to Chinese universities / colleges, when the projects under the contracts have been completed and accepted by Chinese universities / colleges, but the balances are not yet due. Subsequent to year end, in March 2021, the payment terms of FMP were revised, the due date of the balance of RMB14.2 million (approximately $2.2 million) with original due date prior to December 31, 2020 was extended to March 31, 2021 and was fully collected by the revised due date. The due date for balance of RMB 2.5 million (approximately $0.4 million) of the contract receivable with original due date prior to December 31, 2020 was extended to June 30, 2021 and the due dates of the remaining balance of RMB 9.9 million (approximately $1.5 million) were not changed under the revised payment term. The Company had not incurred any bad debts with Chinese universities / colleges in the past and FMP has been paying its debts according to the revised payment plan and a significant portion has been collected by the filing date . These considerations together with management’s assessment of FMP’s ability and intent to repay has resulted in no allowance requirements on such outstanding contract receivable as of December 31, 2020 and 2019 (See Note 4).

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advances to suppliers

Advance to suppliers consists of balances paid to suppliers that have not been provided or received. The Company makes advance payment to suppliers for purchase of equipment and devices in order to undertake the “smart campus” consulting projects for customers. Advances to suppliers are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2020 and 2019, there was no allowance recorded as the Company considers all of the advances to be fully realizable.

Deferred initial public offering (“IPO”) costs

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering costs consist of underwriting, legal,  and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred offering costs will be charged to shareholders’ equity upon the completion of the IPO. The Company completed its IPO on May 12, 2020, and accordingly, the December 31, 2019 capitalized deferred offering costs of $649,451 have been charged to shareholders’ equity.

Inventories

Inventories as of December 31, 2020 mainly consists of computer components to be sold within our Technological Consulting and Support Services revenue stream. Inventories are stated at the lower of cost or net realizable value. Costs include the cost of raw materials, freight, direct labor and related production overhead. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories.

Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company evaluates inventories on a quarterly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and future demand of each type of inventories. The Company did not record any inventory reserve as of December 31, 2020.

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

Impairment of long-lived Assets

Long-lived assets with finite lives, primarily property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition below are the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of December 31, 2020 and 2019.

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, accounts and contracts receivable, advances to suppliers, due from a related party, prepaid expenses and other current assets, accounts payable, deferred revenue, accrued expenses and other current liabilities, taxes payable and due to related parties, approximate the fair value of the respective assets and liabilities as of December 31, 2020 and 2019 based upon the short-term nature of the assets and liabilities. The fair value of the contracts receivable also approximates their carrying amount because the receivables were derived from fixed-price contracts and will be settled by cash.

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

To determine revenue recognition for contracts with customers, the Company performs the following five steps:  (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

The Company generates its revenue from the following sources:

-	Sino-foreign Jointly-Managed Academic Programs

The Company recommends and coordinates accredited international universities / colleges to forge partnerships with Chinese host universities / colleges to establish international education programs at degree level. Chinese host universities / colleges then utilize their existing administrative ability, campus classrooms and facilities to recruit Chinese students into such programs. The Company also selects, recruits and appoints qualified foreign faculty to teach major courses at selected Chinese host universities / colleges and bears all faculty related costs, provides continuing support to foreign faculty, develops and delivers major course content and materials to ensure teaching quality meeting international standards, and to optimize students’ learning outcome and to prepare them for further education overseas and help them with course credit conversion in the event that any student decides to pursue further study overseas. The Company actively supports and interacts with enrolled students throughout their programs to ensure successful program completion. The Company’s contracts with host Chinese universities / colleges are fixed price contracts, pursuant to which, the Company is to receive a fixed portion of tuition for services rendered. As a result of performing the above-mentioned services, the Company is entitled to receive 30% to 50% of such student tuitions depending on the universities / colleges and the jointly managed academic programs, which are collected first by Chinese host universities / colleges from enrolled students at the beginning of each academic school year, and then remitted to the Company.

With respect to Sino-foreign Jointly Managed Academic Programs, the Company is not involved in recruiting students, collecting refunding tuition when students dropout, all of which are handled by the host universities / colleges. The host universities / colleges normally offer tuition refund if a student drops out from school within the first month of each academic school year. Collected tuition fees become non-refundable after the one-month refund policy window. Historically, for students enrolled under the Sino-foreign Jointly Managed Academic Programs, the average student dropout rate was below 1%. The Company’s contracts with Chinese host universities / colleges provide that (1) the host universities / colleges will withhold the tuition collected from students for one to three months after the academic school year starts in September, and then remit the portion of tuition fees to the Company after the student headcounts have been finalized, and (2) the portion of tuition fee that the Company is entitled to receive is calculated based on the final actual number of students retained with the universities / colleges  after any student dropout has been adjusted. Accordingly, any tuition refund has already been deducted by host universities / colleges before the Company receives its portion of the tuition fees. For accounting purposes, at the beginning of each academic school year, the Company initially accrues the estimated refund based on an historical 1% student dropout rate, and makes subsequent true-up adjustments after the final number of students retained with the host universities / colleges is determined. Such adjustments were immaterial for the years ended December 31, 2020, 2019 and 2018, respectively.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

-	Sino-foreign Jointly-Managed Academic Programs (continued)

The Company’s contracts with Chinese host universities / colleges provide that foreign teachers assigned by the Company should be substituted, and teaching textbooks, course materials and curriculums should be adjusted in a timely manner in order to ensure a satisfactory teaching result. The Chinese host universities / colleges have the right to withhold the Company’s portion of the tuition if the Company does not take corrective action when the Company’s service deficiency is identified. Any costs related to teacher substitution, textbooks, course materials and curriculums adjustment should be borne by the Company. The Company maintains active communications with the host universities / colleges in order to obtain feedback on the quality of the services performed. Any service deficiency is being corrected and improved in a timely manner so as to achieve satisfactory long-term cooperation with the host universities / colleges. Historically, as a result of timely interaction with the host universities / colleges to address any service deficiency and to improve the teaching result, there were no estimable tuition withhold from the host universities / colleges that needs to be accrued. There were no complaints received from the host universities / colleges with respect to the Company’s services for the years ended December 31, 2020, 2019 and 2018 which required material adjustment to the amount of fees received by the Company.

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

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (Continued)

-	Technological Consulting and Support Services

The Company’s technological consulting services utilize the advanced information technology such as cloud computing, mobile internet and big data analytics to provide total solutions to targeted Chinese universities / colleges in order to integrate and improve their teaching, research, student data management, storage and processing, and campus life services, and to optimize their teaching and operating environment and improve operational efficiency. Since late 2020, the Company also started to provide technical support services to business entities in addition to universities/ colleges to help customers to construct and establish multi-location video conference center and other technical solutions. The Company’s  technological consulting and support service contracts are primarily on a fixed-price basis, which require the Company to perform services including project planning, project solution and design, data management application customization, installations of hardware equipment and components for digital classrooms and academic experiment centers or labs, integration of hardware and software application, and post-contract continuous maintenance support, based on the specific needs from each customer. Upon delivery of services, project completion inspection and customer acceptance are generally required. In the same contract, it may also include provisions that require the Company to provide post-contract maintenance support for a period ranging from several months to three years after customized solutions and services are delivered.

In addition, some of the Company’s  technological consulting service contracts include a difference in timing of when control is, or is deemed to be, transferred and the collection of cash receipts, which are collected over the term of the service arrangement. The timing difference could result in a significant financing component for performance obligations. If a significant financing component is identified, the future cash flows included in the transaction price allocated to the performance obligations are discounted using a discount rate compared to a market-based borrowing rate specific to both the customer and terms of the contract. The resulting present value of the allocated future cash flows is recorded as revenue while the discount amount is considered to be the significant financing component. Future cash flows received from the customer related to the performance obligations are bifurcated between principal repayment of the receivable and the related imputed interest income related to customer financing. The interest income is recorded as financing income within the consolidated statements of income and comprehensive income as providing financing to the customers is a core component under such contracts.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (Continued)

-	Technological Consulting and Support Services (continued)

We evaluate “smart campus” solution service contracts and determines whether these contracts contain multiple performance obligations. A performance obligation is a promise to transfer to the customer either (1) a good or service (or a bundle of goods or services) that is distinct; or (2) a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer. Performance obligations in the agreements are identified based on the goods and services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the services or goods is separately identifiable from other promises in the contract.

We determine “smart campus” solution and application customization service, installations of hardware and software components, and post-contract continuous maintenance support, as separate performance obligations in the same fixed-fee contract, because our promise to transfer each of these services is separately identifiable from other promises in the contract and the customer can benefit from each service or goods deliver either on its own or together with other resources that are readily available. We allocate contract revenue to the identified separate units based on their relative standalone selling price. The standalone selling price is the price at which an entity would sell a promised good or service separately to a customer. Revenue associated with post-contract continuous maintenance support performance obligation is recognized over the time. Revenue associated with the solution and application customization service and installations of hardware and software components are recognized at a point in time upon completion of the performance obligation is satisfied and accepted by the customers. In instances, where substantive completion inspection and customer acceptance provisions are specified in contracts, revenues are deferred until all inspection and acceptance criteria have been met.

-	Tailored job readiness training services

In late 2019, the Company also started to provide tailored job readiness training services to graduating students from the appropriate partner schools so that such students would be better equipped to serve the employer at their respective job positions. Similar to Sino-foreign jointly-managed academic programs,  the Company forges partnerships with selected Chinese vocational schools or colleges to provide tailored job readiness training services to students. The partner schools utilize their existing administrative ability, campus classrooms and facilities to recruit students into such training programs. The Company selects, recruits and appoints qualified faculty, trainers or professionals to provide trainings and bears related costs, develops and delivers major training content and materials to students to optimize their learning outcome, improve their social and technical skills, coordinate with employers to provide internship job opportunities to students and eventually help students to find appropriate jobs after completion of the trainings and graduation. The Company actively supports and interacts with enrolled students to ensure successful completion of the trainings, which normally takes several months up to three years. The Company’s contracts with partner schools are fixed price contracts, pursuant to which, the Company is to receive a fixed portion of training fees for services rendered.  The training fees are collected first by partner schools from enrolled students before the training services get started, and then remitted to the Company. The Company initially records such training service fees as deferred revenue and ratably recognized it as revenue over the training service period as the Company’s performance obligations related to teaching, training, management and other supporting services are carried throughout the training period. For the year ended December 31, 2020 and 2019, the Company earned $76,400 and $4,000 from providing tailored job readiness training services to students.

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

The Company had accounts receivable related to revenues from Sino-foreign jointly managed education programs, tailored job readiness training services and study abroad consulting services of $915,618 and $518,191 as of December 31, 2020 and 2019, respectively. Out of outstanding $915,618 accounts receivable as of December 31, 2020, $904,627 has been  collected during the subsequent period up to March 2021.

In addition, the Company  had contract receivable of $4,711,563 (including current and non-current portion of $4,448,946 and $262,617, respectively) and $2,711,039 (including current and non-current portion of $1,639,213 and $1,071,826, respectively) as of December 31, 2020 and 2019, respectively, primarily derived from providing technological consulting services for smart campus solutions to Chinese universities / colleges.

The balance due within one year and more than one year was based on the contracted payment terms with Chinese universities / colleges. As of December 31, 2020, the Company’s  short-term contract receivable included $4,203,186 receivable from FMP and $245,761 receivable from other Chinese universities / colleges. Subsequently, from January 2021 up to the date of this report, the Company collected approximately $2,414,649 (RMB15,755,580) short-term contract receivable from FMP and remaining short-term contract receivable will be collected before December 2021. The FMP long-term contract receivable of $262,617 will be collected in 2022 based on the contract payment terms (see Note 4). In connection with the FMP “smart campus” projects, financing component resulted from a timing difference when control is transferred and the collection of cash receipts that may impact future cash flows amounted to $135,466 as of December 31, 2020. The Company had not incurred any bad debts with Chinese universities/colleges in the past in connection with its undertaking of these services, and accordingly the Company considers the contract receivable fully collectible.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (Continued)

Contract Balances and Remaining Performance Obligations (continued)

The Company’s contract liabilities, which are reflected in its consolidated balance sheets as deferred revenue of $154,927 and $562,056 as of December 31, 2020 and December 31, 2019, respectively, consist primarily of the unsatisfied performance obligations as of the balance sheet dates. The December 31, 2020 deferred revenue balance primarily consisted of $27,334 deferred revenue associated with the “smart campus” projects when the Company received advance payment from customers while the projects have not been completed as of the balance sheet date, $21,257 deferred revenue associated with tailored job readiness training services and $106,336 deferred revenue associated with Overseas Study Consulting Services. The December 31, 2019 deferred revenue balance primarily consisted of $302,640 deferred revenue associated with the Company’s Sino-foreign jointly managed academic programs and $259,416 deferred revenue associated with the Company’s “smart campus” projects when the Company received advance payment from customers while the projects have not been completed as of the balance sheet date.

Disaggregation of revenue

Revenue disaggregated by service type was as follows for the years ended December 31, 2020, 2019, and 2018:

	For the years ended December 31,
	2020	2019	2018
Revenue from Sino-foreign Jointly Managed Academic Programs	$2,772,679	$2,484,194	$2,410,781
Revenue from Technological Consulting Services for Smart Campus Solutions	1,995,559	2,232,588	1,820,974
Revenue from Overseas Study Consulting Services	129,485	525,878	547,521
Revenue from tailored job readiness training services	76,400	-	-
Revenue from textbook and course material sales	48,976	13,150	29,717
Total revenue	$5,023,099	$5,255,810	$4,808,993

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Costs on data management application system customization

With its “smart campus” solution services to Chinese universities / colleges, the Company provides technical support to help Chinese universities / colleges to customize their campus data management application system to record student information. The Company does not develop and own the data management application software. Costs incurred, which consist primarily of internal salaries and benefits of personnel involved in the provision of such services, were included in the cost of revenue in the consolidated statements of income and comprehensive income.

Advertising expense

Advertising expenses primarily relate to advertisement of the Company’s brand name and services through outdoor billboards and social media such as Weibo and WeChat. Advertising expenses are included in selling expenses in the consolidated statements of income and comprehensive income. Advertising expenses amounted to $3,378, $31,640, and $47,353 for the years ended December 31, 2020, 2019 and 2018, respectively.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Government subsidies

Government subsidies primarily relate to value added tax refund on qualified teaching data management software developed by the Company and used in the Company’s Technological Consulting Services for Smart Campus Solution projects, with the subsidy amount approved by local tax authority. The Company recognizes government subsidies as other operating income when they are received because they are not subject to any past or future conditions, there are no performance conditions or conditions of use, and they are not subject to future refunds. Government subsidies received and recognized as other operating income totaled $11,146, $72,051 and $169,789 for the years ended December 31, 2020, 2019 and 2018, respectively.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2020, 2019 and 2018. The Company does not believe there was any uncertain tax provision at December 31, 2020 and 2019.

The Company’s operating subsidiary in China is subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the fiscal years ended December 31, 2020, 2019 and 2018. As of December 31, 2020, all of the tax returns of the Company’s PRC Subsidiary remain open for statutory examination by PRC tax authorities.

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

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2020, 2019 and 2018, there were no dilutive shares.

Foreign currency translation

The functional currency for China Liberal, Yi Xin BVI and Boya Hong Kong is the U.S Dollar (“US$”). However, China Liberal, Yi Xin BVI and Boya Hong Kong currently only serve as the holding companies and did not have active operation as of December 31, 2020. The Company operates primarily through its subsidiary China Liberal Beijing in the PRC, and the functional currency for China Liberal Beijing is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into the reporting currency U.S. Dollars (“US$”). Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income (loss). Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	December 31, 2020	December 31, 2019	December 31, 2018
Year-end spot rate	US$1=RMB 6.5250	US$1=RMB 6.9680	US$1=RMB 6.8776
Average rate	US$1=RMB 6.8878	US$1=RMB 6.9088	US$1=RMB 6.6163

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

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent  Adopted Accounting Pronouncements

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for all entities for fiscal years and interim periods within those fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures were adopted on a retrospective basis and the new disclosures were adopted on a prospective basis. The adoption of this guidance had no material impact on the Company’s consolidated financial statements.

Recent Accounting Pronouncements not yet adopted

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Accounting Standards Update 2019-04 Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and Accounting Standards Update 2019-05, Targeted Transition Relief. In November 2019, the FASB issued ASU 2019-10, which extends the effective date for adoption of ASU 2016-13. Accordingly, for public entities that are not smaller reporting entities,  ASU 2016-13 and its amendments is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As an emerging growth company, we plan to adopt this guidance effective January 1, 2023. We are currently evaluating the impact of our pending adoption of ASU 2016-13 on our consolidated financial statements.

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

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	December 31, 2020	December 31, 2019
Accounts receivable - Sino-foreign Jointly Managed Academic Programs	$890,807	$37,296
Accounts receivable – tailored job readiness training services	13,820	-
Accounts receivable - Overseas Study Consulting Services	10,991	480,895
Less: allowance for doubtful accounts	-	-
Accounts receivable, net	$915,618	$518,191

Under the Sino-foreign Jointly Managed Academic Programs, student tuition fees are collected by the Chinese host universities / colleges at the beginning of each academic school year and then remit the agreed portion to the Company within one to four months. 100% of the December 31, 2020 accounts receivable balances associated with Sino-foreign Jointly Managed Academic Programs and tailored job readiness training services has been collected as of the filing date of these financial statements.

 CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — CONTRACTS RECEIVABLE, NET

Contracts receivable consists of the following:

	December 31, 2020	December 31, 2019
Contract receivable- “Smart Campus” related technological consulting services with FMP (1)	$3,730,203	$2,450,312
Contract receivable- “Smart Campus” project maintenance and technical support fee with FMP	600,134	-
Contracts receivable – Other “Smart Campus” related technological consulting services (2)	245,761	95,735
Financing component associated with FMP contract receivable (1)	135,465	164,992
Less: allowance for doubtful accounts	-	-
Total contracts receivable, net	4,711,563	2,711,039
Less: current portion of contract receivable	4,448,946	1,639,213
Contracts receivable, non-current	$262,617	$1,071,826

______

(1) In 2017, the Company entered into a contract with FMP to help FMP with its smart campus project, including creating a big data center, digital classrooms and an experiment-based simulation teaching center for its business school. These projects have been fully completed in November 2018 with satisfactory inspection and acceptance by FMP in December 2018.

Total contract price under the 2017 FMP “smart campus” project was RMB16.68 million (approximately $2.4 million) for completion of the software and hardware installation, plus additional RMB 5.05 million (approximately $0.73 million) post-contract maintenance and technical support fee during the period of 2019 to 2021.

Based on the initial contract payment schedule, RMB16.68 million earned project fee shall be paid in three equal installments of RMB 5,561,180 (approximately $798,103) before December 20 of each year from 2019 to 2021. RMB 5.05 million Post-contract maintenance and technical support fee will also be paid in four installments in 2018 to 2021 when services are rendered. Subsequent to year end, RMB10.2 million (approximately $1.6 million) was collected in March 2021. The Company and FMP revised the payment term of the remaining balance. Accordingly, the balance of RMB 2.6 million (approximately $0.4 million) was expected to be collected on or prior to June 30, 2021 and the remaining RMB 3.0 million (approximately $0.46 million) was expected to be collected on the original due date of December 20, 2021.

As of December 31, 2020, total outstanding contract receivable from FMP 2017 contract amounted to $2,420,188, including the following:

2017 FMP Contract	Amount as of December 31, 2020	Contracted payment due date
Contract receivable	$2,011,090
Maintenance fees	409,098
Total	2,420,188
Less: current portion of contract receivable	2,420,188	By December 31, 2021
Non-current portion	$-

 CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — CONTRACTS RECEIVABLE, NET (continued)

As of December 31, 2020, current portion of contract receivable associated with FMP 2017 contract amounted to $2,420,188, including receivable of $2,215,639 for services completed before December 31, 2019 and receivable of $204,549 for services completed during  2020. As of the filing date of these financial statements,  $1,567,900 contract receivable associated with FMP 2017 contract has been collected . For the remaining $0.85 million contract receivable, approximately $0.4 million will be collected by June 2021 pursuant to the revised payment plan with FMP, and approximately $0.45 million was not past due and will be collected by December 20, 2021.

In addition to the 2017 FMP contract, in 2019, the Company entered into a new “smart campus” related contract with FMP to help FMP to create an information engineering laboratory training center and an experiment-based simulation center for its hotel management major for total contract price of RMB15.58 million (approximately $2.3 million) plus additional RMB3.74 million (approximately $0.54 million) for post-installation maintenance and technical support fees for the three years from 2020 to 2022.

The contract for the information engineering laboratory training center include two phases. Phase I requires the Company to complete the hardware and software installation and decoration of the computer training rooms, IOT training room and digital classrooms with contract price of approximately RMB 7.1 million ($1.01 million), which was completed before December 31, 2019, passed the inspection and was accepted by FMP. Phase II requires the Company to complete the hardware and software installation for the cloud computing and big data room with contract price of RMB3.48 million (approximately $0.5 million). Due to COVID-19 outbreak and temporary school closure, the performance of the Phase II contract has been delayed and rescheduled to be completed in 2021. During the year ended December 31, 2020, the Company completed the experiment-based simulation center for FMP’s hotel management major, with satisfactory inspection and acceptance by FMP and recognized RMB4.6 million ($0.7 million) revenue.

As of December 31, 2020, total outstanding contract receivable from FMP 2019 contract amounted to $2,045,614, including the following:

2019 FMP Contract	Amount	Contracted payment due date
Contract receivable	$1,854,580
Maintenance fees	191,034
Total	2,045,614
Less current portion	1,782,997	By December 31, 2021
Non-current portion	$262,617	By December 31, 2022

As of December 31, 2020, contract receivable associated with FMP 2019 contract amounted to $2,045,614, including receivable of $1,088,289 for services completed before December 31, 2019, receivable of $766,289 for services completed during 2020 and maintenance fee of $191,036. For current portion of contract receivable of $1.78 million from FMP, $0.6 million has been collected as of the date of this report, approximately $0.38 million will be collected in June 2021 pursuant to the revised payment plan with FMP and remaining approximately $0.8 million was not past due and will be collected by December 20, 2021.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — CONTRACT RECEIVABLE, NET (continued)

For the above mentioned 2017 and 2019 FMP contracts, revenue recognized for the years ended December 31, 2020, 2019 and 2018 was as follows:

	For the years ended December 31,
	2020	2019	2018
Revenue from 2017 FMP “smart campus” contract	$-	$-	$1,517,410
2017 FMP contract post-installation maintenance fee revenue	171,035	187,559	153,040
Revenue from 2019 FMP “smart campus” contract	612,359	926,187	-
2019 FMP contract post-installation maintenance fee revenue	159,736	-	-
Total revenue from FMP “smart campus” contracts	$943,130	$1,113,746	$1,670,450

(2) The Company has entered into additional smart campus solution contracts with a number of Chinese universities / colleges, including Capital Normal University, Shougang Technician College, Beijing Institute of Technology, North China Electric Power University, University of Chinese Academy of Sciences, Beijing Advanced Technical School of Arts and Craft and China University of Mining & Technology (Beijing), etc., to provide “smart campus” solution related consulting services to them, such as internet network improvement, digital classroom solutions, and educational management system customization. Most of these new smart campus contracts had been executed, completed, and accepted by these universities / colleges and the Company recognized revenue of $440,190 and $1,118,842 in 2020 and 2019, respectively. Due to school closure and business disruptions because of the COVID-19 outbreak, the progress of some of these projects was delayed and the Company substantially completed these projects during the summer of 2020. As of December 31, 2020, contract receivable from these smart campus projects amounted to $245,761, which has been fully collected as of the date of this report.

 CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — ADVANCE TO SUPPLIERS

In connection with the technological consulting services provided to Chinese universities / colleges for the “smart campus” projects as disclosed in Note 4, the Company made advance payment to suppliers for purchase of electronic sensors, smartboards, projectors, LED display panels, high definition classroom audio and sound system and other lab-based equipment. The balances of advance to suppliers were $94,648 and $836,766 as of December 31, 2020 and 2019, respectively. There was no allowance recorded as the Company considers all of the advances fully realizable.

NOTE 6 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	December 31, 2020	December 31, 2019
Other receivable (1)	$167,748	$234,710
Prepaid expenses and other (2)	251,965	104,550
Subtotal	419,713	339,260
Allowance for doubtful accounts	-	-
Prepaid expenses and other current assets, net	$419,713	$339,260

____________

(1)

Other receivable primarily includes short-term advances to employees for business operations, which are normally expensed within three months when invoices and other supporting documents been submitted for reimbursement, and security deposits for performance of contracts.

(2)

Prepaid expenses and other include IT equipment and tools which will be expensed upon sales, as well as prepaid independent director fees, prepaid investor relation expense and prepaid insurance expense, which are amortized over the service periods.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	December 31, 2020	December 31, 2019
Office equipment and furniture	$8,128	$27,941
Electronic equipment	94,335	87,176
Transportation vehicles	232,957	218,147
Leasehold improvement	-	46,128
Subtotal	335,420	379,392
Less: accumulated depreciation	(286,272)	(301,610)
Property and equipment, net	$49,148	$77,782

Depreciation expense was $15,891, $40,038 and $45,347 for the years ended December 31, 2020, 2019 and 2018, respectively. In June 2020, China Liberal Beijing relocated its headquarters office to a new location for an efficient space. In connection with the office relocation, the Company disposed certain fully depreciated office equipment and furniture and leasehold improvement associated with the old office lease. The Company recognized a loss of $37,468 from such disposal.

NOTE 8 — RELATED PARTY TRANSACTIONS

a.	Due from a related party

As of December 31, 2020, balance due from a related party, Ms. Ngai Ngai Lam, CEO and Chairwoman of the Company, amounted to $1,439,080. The advance was made on December 29, 2020 and was interest free.  The Company received full repayment on this advance in January 2021 and has no intention to make additional advance to related parties in the future.

b.	Due to related parties

As of December 31, 2019, the balance due to related parties are comprised of advances from the Company’s principal shareholders and used for working capital during the Company’s normal course of business. These advances were non-interest bearing and due on demand. Due to related parties amounted to $nil and $461,633 as of December 31, 2020 and 2019, respectively.

c.	Borrowing from a related party for acquisition of non-controlling interest

In connection with the Company’s acquisition of the 8.8228% non-controlling interest in China Liberal Beijing, the Company borrowed cash in the amount of $453,669 from related party, Ms. Ngai Ngai Lam, the controlling shareholder of the Company, and made the payment to original five non-controlling shareholders (see Note 11). This borrowing from related party is non-interest bearing and the Company made the repayment to related party in fourth quarter of fiscal year 2019 using cash generated from operating activities.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — TAXES

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

Hong Kong

Boya Hong Kong is incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 16.5%. However, Boya Hong Kong did not generate any assessable profits arising in or derived from Hong Kong for the fiscal years ended December 31, 2020, 2019 and 2018, and accordingly no provision for Hong Kong profits tax has been made in these periods.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — TAXES (continued)

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

The corporate income taxes for fiscal 2020, 2019 and 2018 were reported at a reduced rate of 15% as a result of China Liberal Beijing being approved as a HNTE. The impact of the tax holidays noted above decreased corporate income taxes by $234,099, $101,398 and $105,864 for the years ended December 31, 2020, 2019 and 2018, respectively. The benefit of the tax holidays on net income per share (basic and diluted) $0.04, $0.02 and $0.02 for the years ended December 31, 2020, 2019 and 2018, respectively.

The components of the income tax provision are as follows:

	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
Current tax provision
Cayman	$-	$-	$-
BVI	-	-	-
Hong Kong	-	-	-
PRC	303,246	156,038	167,813
	$303,246	$156,038	$167,813
Deferred tax provision
Cayman	$-	$-	$-
BVI	-	-	-
Hong Kong	-	-	-
PRC	-	-	-
	-	-	-
Income tax provision	$303,246	$156,038	$167,813

 CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — TAXES (continued)

(a)	Corporate Income Taxes (“CIT”) (continued)

The following table reconciles the China statutory rates to the Company’s effective tax rate for the years ended December 31, 2020, 2019 and 2018:

	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
China Income tax statutory rate	25.0%	25.0%	25.0%
Permanent difference	0.6%	0.4%	0.4%
Effect of PRC preferential tax rate	(10.0%)	(10.0%)	(10.0%)
Non-PRC entities not subject to PRC income tax	4.5%	10.9%	0.0%
Effective tax rate	20.1%	26.3%	15.4%

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. As of December 31, 2020, all of the Company’s tax returns for its PRC Subsidiary remain open for statutory examination by PRC tax authorities.

(b)	Taxes payable

Taxes payable consist of the following:

	December 31, 2020	December 31, 2019
Income tax payable	$512,231	$257,125
Value added tax payable	118,832	144,108
Other taxes payable	2,588	3,220
Total taxes payable	$633,651	$404,453

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — CONCENTRATIONS

For the year ended December 31, 2020, three customers accounted for approximately 45.3%, 30.1% and 12.2% of the Company’s total revenue, respectively. For the year ended December 31, 2019, two customers accounted for approximately 36.3% and 30.9% of the Company’s total revenue, respectively. For the year ended December 31, 2018, two customers accounted for approximately 44.2% and 37.1% of the Company’s total revenue, respectively.

As of December 31, 2020, one customer accounted for 86.0% of the total outstanding accounts and contracts receivable balance. As of December 31, 2019, one customer accounted for 82.1% of the total outstanding accounts and contracts receivable balance.

For the year ended December 31, 2020, one supplier accounted for approximately 33.1% of the total purchases. For the year ended December 31, 2019, three suppliers accounted for approximately 26.0%, 15.9% and 14.6% of the total purchases, respectively. For the year ended December 31, 2018, two suppliers accounted for approximately 21.2% and 12.2% of the total purchases, respectively.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — SHAREHOLDERS’ EQUITY

Ordinary Shares

China Liberal is an exempted company established under the laws of the Cayman Island on February 25, 2019. The original authorized number of ordinary shares was 50,000 shares with par value of US$1.00 per share and 1,000 ordinary shares were issued. On July 8, 2019, the Company amended its Memorandum of Association to subdivide the authorized shares from 50,000 shares at par value of $1.00 per share to 50,000,000 shares of ordinary shares with par value of $0.001 per share, and subdivide the already issued 1,001 shares to 1,001,000 shares at par value of $0.001 per share. On July 15, 2019, the Company issued additional 3,999,000 shares of ordinary shares with par value of $0.001 per share to current shareholders. The issuance of these 5,000,000 ordinary shares is considered as a part of the Reorganization of the Company, which was retroactively applied as if the transaction occurred at the beginning of the period presented (see Note 1).

Initial Public Offering

On May 12, 2020, the Company completed its IPO of 1,333,333 common shares at a public offering price of $6.00 per share. The gross proceeds were $8 million before deducting placement agents’ commissions and other offering expenses, resulting in net proceeds of approximately $4.8 million. In connection with the offering, the Company’s common shares began trading on the NASDAQ Capital Market under the symbol “CLEU.”

As of December 31, 2020 and December 31, 2019, the Company had a total of 6,333,333 and 5,000,000 ordinary shares issued and outstanding, respectively.

Acquisition of non-controlling interest

Before December 31, 2018, non-controlling interests represent five minority shareholders’ 8.8228% ownership interests in the Company’s subsidiary China Liberal Beijing. On February 1, 2019, Boya Hong Kong entered into share transfer agreements with each of the non-controlling shareholders of China Liberal Beijing and completed the acquisition of the 8.8228% non-controlling interest in China Liberal Beijing, for a total price of RMB 2.95 million (approximately $453,669). The total value of the non-controlling interest amounted to $540,907 as of the acquisition date. The Company borrowed cash from related party to make the acquisition payment. After this transaction, China Liberal Beijing became a 100% owned subsidiary of Boya Hong Kong (See Note 1 and Note 8). In accordance with ASC 810 “Consolidation,” changes in a parent’s ownership while the parent retains its controlling financial interest in its subsidiary should be accounted for as an equity transaction. Therefore, no gain or loss was recognized from this transaction.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — SHAREHOLDERS’ EQUITY (continued)

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

Relevant PRC laws and regulations restrict the Company’s PRC subsidiary from transferring a portion of its net assets, equivalent to its statutory reserves and its share capital, to the Company in the form of loans, advances or cash dividends. Only PRC entities’ accumulated profits may be distributed as dividends to the Company without the consent of a third party. As of December 31, 2020 and December 31, 2019, the restricted amounts as determined pursuant to PRC statutory laws totaled $551,146 and $379,952, respectively, and total restricted net assets amounted to $8,262,442 and $4,964,068, respectively.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — LEASES

The Company’s main operating subsidiary, China Liberal Beijing, leases office spaces for its headquarter office and local branches under non-cancelable operating lease agreements with various expiration dates between 2019 and 2021. Lease expense for the years ended December 31, 2020, 2019 and 2018 was $158,612, $235,894 and $271,585, respectively.

Effective January 1, 2019, the Company adopted the new lease accounting standard Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842) using the optional transition method which allowed the Company to continue to apply the guidance under the lease standard in effect at the time in the comparative periods presented. In addition, the Company elected the package of practical expedients, which allowed it to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The Company has also elected the practical expedient allowing it to not separate the lease and non-lease components for all classes of underlying assets. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities of $18,372 and $15,676, respectively, as of December 31, 2019 with no impact on accumulated deficit.

As of December 31, 2020, the remaining lease term was one-and-a-half years. The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on the benchmark lending rate for three-year loans as published by China’s central bank in order to discount lease payments to present value. The weighted-average discount rate of the Company’s operating leases was 3.95%, as of December 31, 2020.

Supplemental balance sheet information related to operating leases was as follows:

As of December 31, 2020
Right-of-use assets	$180,528
Right of use asset-accumulated amortization	(43,833)
Right-of-use assets, Net	136,695

Operating lease liabilities, current	90,253
Operating lease liabilities, noncurrent	23,102
Total operating lease liabilities	$113,355

As of December 31, 2020, maturities of operating lease liabilities were as follows:

Maturity of Operating Lease Liabilities
2021	$93,359
2022	23,340
Total future minimum lease payments	116,699
Less imputed interest	(3,344)
Total	$113,355

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — SEGMENT REPORTING

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services. Based on management’s assessment, the Company has determined that it has five operating segments as defined by ASC 280, including Sino-foreign Jointly Managed Academic Programs, textbooks and course material sales, Overseas Study Consulting Services, Technological Consulting Services for Smart Campus Solutions and Tailored Job Readiness Training Services.

Substantially all of the Company’s revenues for the years ended December 31, 2020, 2019 and 2018 were generated from the PRC. As of December 31, 2020 and 2019, a majority of the long-lived assets of the Company are located in the PRC, and therefore, no geographical segments are presented.

 CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — SEGMENT REPORTING (continued)

The following table presents summary information by segment for the years ended December 31, 2020, 2019 and 2018, respectively:

	For the year ended December 31, 2020
	Joint education programs	Textbook Sales	Overseas study consulting	Technological consulting for “smart campus” solutions	Tailored job readiness services	Total
Revenue	$2,772,679	$48,976	$129,485	$1,995,559	$76,400	$5,023,099
Cost of revenue	594,035	9,333	85,733	1,403,029	64,903	2,157,033
Gross profit	2,178,644	39,643	43,752	592,530	11,497	2,866,066

Operating expenses	788,978	13,936	36,846	567,846	21,740	1,429,346
Income (Loss) from operation	1,389,666	25,707	6,906	24,684	(10,243)	1,436,720

Depreciation and amortization	8,771	155	410	6,313	242	15,891
Capital expenditure	11,719	207	547	8,434	323	21,230

Total assets	7,051,018	124,548	329,285	5,074,775	194,288	12,773,914
Total liabilities	$625,392	$11,047	$29,206	$450,108	$17,232	$1,132,985

	For the year ended December 31, 2019
	Joint education programs	Textbook Sales	Overseas study consulting	Technological consulting for “smart campus” solutions	Total
Revenue	$2,484,194	$13,150	$525,878	$2,232,588	$5,255,810
Cost of revenue	1,508,356	11,499	264,695	1,576,144	3,360,694
Gross profit	975,838	1,651	261,183	656,444	1,895,116

Operating expenses	700,850	3,730	140,765	531,111	1,376,456
Income (Loss) from operation	274,988	(2,079)	120,418	125,333	518,660

Depreciation and amortization	18,505	64	4,404	17,065	40,038
Capital expenditure	-	304	760	16,674	17,738

Total assets	3,239,183	17,146	685,702	2,911,109	6,853,140
Total liabilities	$790,833	$4,186	$167,411	$710,735	$1,673,165

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — SEGMENT REPORTING (continued)

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

NOTE 14 — SUBSEQUENT EVENTS

In March 2021, the Company  filed a Registration Statement on Form F-1 to register 6,000,000 shares of the Company’s common shares in an effort to offer these shares to potential investors and raise fund as working capital. On April 19, 2021, the Company entered into certain securities purchase agreements with investors through a self-written public offering, pursuant to which the Company sold an aggregate of 6 million shares of its common stock, par value $0.001 per share, at a per share purchase price of $5 per share (the “Offering”). The net proceeds to the Company from such Offering was approximately $29.2 million.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

The Company did not pay any dividend for the periods presented. As of December 31, 2020 and 2019, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

PARENT COMPANY BALANCE SHEET

	As of December 31,
	2020	2019
ASSETS
Current assets
Prepaid expenses and other current assets	$55,639	$-

Non-current assets
Investment in subsidiaries	11,585,290	5,179,975

Total assets	$11,640,929	$5,179,975

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES	$-	$-

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares $0.001 par value, 50,000,000 shares authorized, 6,333,333 and 5,000,000 shares issued and outstanding at December 31, 2020 and 2019	6,333	5,000
Additional paid-in capital	9,358,487	4,579,116
Retained earnings	2,276,109	908,267
Accumulated other comprehensive loss	-	(312,408)
Total shareholders’ equity	11,640,929	5,179,975

Total liabilities and shareholders’ equity	$11,640,929	$5,179,975

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

PARENT COMPANY STATEMENTS OF INCOME

	For the Years Ended
	December 31 2020	December 31 2019	December 31 2018
Operating expenses
General and administrative expenses	$488,735	$-	$-

Other expenses	10	-	-
Loss from operations	(488,745)	-	-
Equity in earnings of subsidiaries	2,168,995	437,904	842,661

Net income	$1,680,250	$437,904	$842,661

Foreign currency translation adjustments	-	(78,171)	(156,333
Comprehensive income attributable to the Company	$1,680,250	$359,733	$686,328

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31 2020	December 31 2019	December 31 2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,680,250	$437,904	$842,661
Adjustments to reconcile net cash flows from operating activities:
Equity in earnings of subsidiary	(2,168,995)	(437,904)	(842,661)
Prepaid expenses and other current assets	(55,639)	-	-
Net cash used in operating activities	(544,384)	-	-
CASH FLOW FROM INVESTING ACTIVITIES
Investment in subsidiaries	(4,236,320)	-	-
Net cash used in investing activities	(4,236,320)	-	-
Net cash provided by financing activities	4,780,704	-	-
Change in cash	-	-	-

Cash, beginning of year	-	-	-

Cash, end of year	$-	$-	$-

