Form 20-F/A
period 2020-12-31
China Liberal Education Holdings Ltd
filed 2021-11-15
CIK 1775085

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

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

“We,” “us,” “our,” or the “Company” are to China Liberal Education Holdings Limited, a Cayman Islands exempted company with limited liability, and its Affiliated Entities, as the case may be. Unless the context otherwise requires, in this annual report on Form 20-F references to:

•	“Affiliated Entities” are to our subsidiaries;
•	“Boya Hong Kong” are to China Boya Education Group Co., Limited, a Hong Kong limited liability company;
•	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;
•	“China Liberal” are to China Liberal Education Holdings Limited, a Cayman Islands exempted company with limited liability;
•	“China Liberal Beijing” are to China Liberal (Beijing) Education Technology Co., Ltd., a PRC limited liability company and our operating subsidiary;
•	“Company,” “the Group”, “we”, “our” and “us” are to one or more of China Liberal Education Holdings Limited, and its Affiliated Entities, as the case may be;
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

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

We face legal and operational risks associated with having a substantial majority of our operations in China. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business. Therefore, investors of our Company and our business face potential uncertainty from the PRC government. Changes in China’s economic, political or social conditions or government policies could materially adversely affect our business and results of operations. These risks could result in a material change in our operations and/or the value of our ordinary shares or could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In particular, recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, as well as the PCAOB’s ability to inspect our auditors, may impact our Company’s ability to conduct our business, accept foreign investments, or continue being listed on a U.S. or other foreign stock exchange. For details, see “— D. Risk Factors — Risks Related to Doing Business in China.”

We are an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, our operations are conducted in China through our wholly owned PRC subsidiaries, China Liberal Beijing and Fujian China Liberal. We directly hold 100% of the equity interests in our subsidiaries, and we do not currently use a variable interest entity (“VIE”) structure. Our Ordinary Shares are the shares of the offshore holding company in the Cayman Islands, instead of shares of our operating companies in China. Therefore, you will not directly hold any equity interests in our operating companies.

China Liberal Beijing is required to obtain, and has obtained, its business license for its operations in China. The business operations of China Liberal Beijing is within the scope of its business license. Currently, we and our subsidiaries are not required to obtain any other material license or approval for our operations in China.

We believe that we and our subsidiaries have obtained all material licenses and approvals necessary to operate in China and are not required to obtain approval from any PRC government authorities, including the China Securities Regulatory Commission, or the CSRC, Cyberspace Administration of China, or the CAC, or any other government entity, to issue of Ordinary Shares to foreign investors. However, the relevant PRC government agencies could reach a different conclusion.

Restrictions on Foreign Exchange and the Ability to Transfer Cash Between Entities, Across Borders and to U.S. Investors

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. The majority of our income is received in Renminbi and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders.

Relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, our PRC subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserves. As a result of these and other restrictions under the PRC laws and regulations, our PRC subsidiaries are restricted to transfer a portion of their net assets to us either in the form of dividends, loans or advances. Even though we currently does not require any such dividends, loans or advances from the PRC subsidiaries for working capital and other funding purposes, we may in the future require additional cash resources from our PRC subsidiaries due to changes in business conditions or to fund future acquisitions and developments.

Cash Transfers Through Our Organization

As of the date of this annual report, there has been no actual cash flow or transfer of other assets between China Liberal Education Holdings Limited, our holding company, and its subsidiaries. As of the date of this annual report, we have not declared any dividends or made any distributions to our shareholders.

The following diagram illustrates the manner of cash flows in a hypothetical scenario within our Group:

China Liberal Education Holdings Limited
Cayman Islands
Capital Contributions or Loans
100%
Dividends or Distributions
Yi Xin International Investment Limited
British Virgin Islands
Capital Contributions or Loans
100%
Dividends or Distributions
China Boya Education Group Co., Ltd.
Hong Kong
Outside PRC
Capital Contributions or Loans
100%
Dividends or Distributions
Inside PRC
China Liberal (Beijing) Education Technology Co., Ltd.
PRC
Equity Interests
Fund Flow

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary of Risk Factors

Investing in our Ordinary Shares involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our Ordinary Shares. The following list summarizes some, but not all, of these risks.

Risks Related to Our Business

•	We partner with a limited number of Chinese host universities for certain Sino-foreign Jointly Managed Academic Programs and our revenues are highly concentrated from a limited number of major partners. If we are not able to continue to secure agreements with some or all of our existing partners, or secure new agreements with additional partners, our results of operations and financial condition may be materially and adversely affected.
•	The services we provide under the Sino-foreign Jointly Managed Academic Programs may be subject to regulatory and policy changes, as well as the continuous approval of and supervision by relevant PRC authorities.
•	Our partnering schools have the ability to withhold our portion of tuition payments in certain circumstances, and to the extent that our portion is withheld, our revenue, results of operations and financial condition may be materially and adversely affected.
•	We rely heavily on the continuous reputation of our partnering schools in order to attract and maintain a significant number of students enrolled in our courses offered in these schools.
•	If one or more of the Sino-foreign Jointly Managed Academic Programs were to lose their Sino-foreign program permits, our results of operations and financial condition may suffer substantially.
•	Changes to immigration policies in the countries our students plan to attend schools in may negatively affect our results of operations and financial condition.
•	If we and our partnering schools fail to increase student enrollments, our net revenues may decline, and we may not be able to maintain growth.
•	If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

Risks Related to Our Corporate Structure

•	In the event we are presented with business combination opportunities, we may be unable to complete such transactions efficiently or on favorable terms due to complicated merger and acquisition regulations and certain other PRC regulations.
•	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

Risks Related to Doing Business in China

•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, and it is highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operations or our ability to accept foreign investments and list on an U.S. exchange. For details, see “Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.”
•	Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our Ordinary Shares. For details, see “Uncertainties with respect to the PRC legal system could adversely affect us.”
•	PRC government has significant authority in regulating our operations and its oversight and control over securities offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. For details, see “The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Ordinary Shares.”
•	We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business.
•	If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Risks Related to the Trading Market

•	The trading price of our Ordinary Shares is likely to be volatile, which could result in substantial losses to investors.
•	Because we do not expect to pay dividends in the foreseeable future, you must rely on a price appreciation of our Ordinary Shares for a return on your investment.
•	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

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

Risks Related to Our Corporate Structure

In the event we are presented with business combination opportunities, we may be unable to complete such transactions efficiently or on favorable terms due to complicated merger and acquisition regulations and certain other PRC regulations.

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

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. Any future action by the Chinese government expanding the categories of industries and companies whose foreign securities offerings are subject to government review could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. Because these statements and regulatory actions are new, however, it is highly uncertain how soon legislative or administrative regulation making bodies in China will respond to them, or what existing or new laws or regulations will be modified or promulgated, if any, or the potential impact such modified or new laws and regulations will have on our daily business operations or our ability to accept foreign investments and list on an U.S. exchange.

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

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Ordinary Shares.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to securities regulation, data protection, cybersecurity and mergers and acquisitions and other matters. The PRC central or local governments may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Government actions in the future could significantly affect economic conditions in China or particular regions thereof, and could require us to materially change our operating activities or divest ourselves of any interests we hold in Chinese assets. Our business may be subject to various government and regulatory interference. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry.

Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions from PRC government authorities in connection with the Opinions.

On June 10, 2021, the Standing Committee of the National People’s Congress of China, or the SCNPC, promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data an information. In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States. The Chinese cybersecurity regulator announced on July 2 that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores. On July 5, 2021, the Chinese cybersecurity regulator launched the same investigation on two other Internet platforms, China’s Full Truck Alliance of Full Truck Alliance Co. Ltd. (NYSE: YMM) and Boss of KANZHUN LIMITED (Nasdaq: BZ).

On July 10, 2021, the CAC released the Cybersecurity Review Measures (Revised Draft for Solicitation of Comments), or the Cybersecurity Review Measures, pursuant to which operator holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public overseas. The procurement of network products and services, data processing activities and overseas listing should also be subject to cybersecurity review if they concern or potentially pose risks to national security. According to the effective Cybersecurity Review Measures, online platform/website operators of certain industries may be identified as critical information infrastructure operators by the CAC, once they meet standard as stated in the National Cybersecurity Inspection Operation Guide, and such operators may be subject to cybersecurity review. The scope of business operations and financing activities that are subject to the Cybersecurity Review Measures and the implementation thereof is not yet clear. In the opinion of our PRC legal counsel, our business operations do not currently involve the procurement of network products and services or data processing, and therefore do not fall under the definition of “operators.” Our PRC counsel has advised us that the Cybersecurity Review Measures do not currently apply to our Company, and we are not required to conduct cybersecurity review.

On August 17, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, or the Regulations, which took effect on September 1, 2021. The Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures. The Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which will take effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court.

Given that the above-mentioned newly promulgated laws, regulations and policies were recently promulgated or issued, with a few not having taken effect yet, their interpretation, application and enforcement are subject to substantial uncertainties.

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

Our PRC subsidiary’s ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiary to pay dividends to its respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Our PRC subsidiary, as a Foreign Invested Enterprise, or FIE, is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiary to distribute dividends or other payments to its shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

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

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our offerings to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiary, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in China, capital contributions to our PRC subsidiary are subject to the approval of or filing with the Ministry of Commerce, or MOFCOM or its local branches and registration with a local bank authorized by the State Administration of Foreign Exchange, or SAFE. In addition, (i) any foreign loan procured by our PRC subsidiary is required to be registered with SAFE or its local branches and (ii) our PRC subsidiary may not procure foreign loans which exceed the difference between its total investment amount and registered capital, or 2.5 times of the amount of the PRC subsidiary’s net assets, whichever is larger. Such maximum amount of foreign loans that our PRC subsidiary is allowed to procure, based on the audited net asset value of our PRC subsidiary as of December 31, 2019, the most recent audited net asset value of our PRC subsidiary available  as of April 30, 2021, is RMB115,396,194.40 (approximately $17,685,241). For more information on restrictions and limitations on the amount of loans, please see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on loans to and direct investment in the PRC entities by offshore holding companies”. Any medium or long-term loan to be provided by us to our PRC operating entity, i.e., China Liberal Beijing, must be registered with the NDRC and the SAFE or its local branches. We may not be able to complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by us to our PRC subsidiary. If we fail to complete such registrations, our ability to use the proceeds of our offerings and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective in June 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. As this circular is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange related rules. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds of our offerings to fund our PRC subsidiary, to invest in or acquire any other PRC companies through our PRC subsidiary, which may adversely affect our business, financial condition and results of operations.

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

In December 2020, we launched our proprietary AI-Space, an all-in-one machine designed to provide highly integrated visualization solutions in classrooms and other professional settings. Since this is a new business line added in December 2020, revenue from sales of AI-Space products was de minimis as of December 31, 2020 and as of April 30, 2021.

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

Sales of Textbooks and Course Materials

In connection with our educational services provided to students enrolled under the Sino-foreign Jointly Managed Academic Programs, we are responsible for recommending foreign faculty to teach in Chinese host universities / colleges, and are responsible for development and delivery of major course content and teaching materials to ensure that the teaching quality meets international standards. As of April 30, 2021, we had developed and edited more than 16 English textbooks and course materials with emphasis on language training (including reading, writing, speaking and listening skills) and have distributed those to the Chinese host universities to be used in the joint education programs. We own the copyright to our textbooks.

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

Big Data Center. Our big data center is a business systems cluster based on SaaS, or software as a service, a software licensing and delivery model in which the licensing is on a subscription basis and is centrally hosted. We developed and maintain all of the business systems, which include mobile online learning system, registrar administration system, office automation system, teaching resources database system, and human resources system. These systems are used by students, management and teachers of FMP, as the case may be. We were required to complete the development of this big data center by December 20, 2018 and will provide continuous maintenance and upgrade services until the end of 2021. As of April 30, 2021, we had already completed and delivered such big data center.

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

Pursuant to the 2017 FMP Smart Campus Agreement, we also act as a general contractor to procure software and hardware required by the overall smart campus solution. We have entered into several procurement agreements with software providers such as e-commerce virtual simulation systems, cloud teaching systems, simulated trading analysis system, digital sandbox software, virtual business society environment comprehensive practice teaching platform. As of December 31, 2020, the total outstanding receivable from the 2017 FMP Smart Campus Agreement was $2,420,188, representing the uncollected balance of all completed projects. Subsequently, $1,567,900 contract receivable associated with FMP 2017 contract has been collected. For the remaining $0.85 million contract receivable as of April 3, 2021, approximately $0.4 million was collected by June 2021 pursuant to the revised payment plan with FMP, and approximately $0.45 million was not past due and will be collected by December 20, 2021.

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

As of December 31, 2020 and the date of this annual report, the total outstanding contract receivable from the FMP 2019 Smart Campus Agreement was $2,045,614. Subsequently, $0.6 million has been collected. As of April 30, 2021, total outstanding contract receivable associated with FMP 2019 contract amounted to approximately $1.44 million, among which, approximately $0.38 million will be collected in June 2021 pursuant to the revised payment plan with FMP, approximately $0.8 million was not past due and will be collected by December 20, 2021 and remaining approximately $0.3 million will be collected before December 2022 pursuant to the contracted payment term.

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

Recent Developments

The Company’s operations may be further affected by the ongoing outbreak of COVID-19 pandemic. The outbreak of COVID-19 pandemic and corresponding international travel bans since December 2019 have restricted students from pursuing their overseas education in Europe, Australia, the United States and other foreign countries, which in turn reduced the number of students for the Company’s one-on-one consulting services, as well as postponed payment from the Company’s partnering schools. Total number of students for our one-on-one study abroad consulting services decreased by approximately 41% from 2019 to 2020, and the ongoing uncertainties associated with the COVID-19 pandemic may continue to restrict students from pursuing their overseas education in the near term. These services represented approximately 2.6% and 10% of total revenue in the fiscal years 2020 and 2019, respectively. In addition, the execution of the Company’s smart campus contracts with Chinese universities/colleges have been delayed. As Chinese universities/colleges have gradually reopened since May 2020, the Company substantially completed the delayed “smart campus” projects during summer 2020. From July 2020 to December 2020, the Company secured additional 12 “smart campus” projects with Chinese universities/colleges and other non-college business entities, with an aggregate contract price of approximately $728,500 (RMB 4,880,981), of which 6 projects had been completed as of April 30, 2021. Our total revenue from technological consulting services for smart campus solutions decreased by about 10.6% in 2020 as compared to 2019. These services represented approximately 39.7% of total revenue in 2020.

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

Also, in response to the outbreak and spread of COVID-19, the Company developed and launched a new product, AI-Space, an all-in-one machine designed to provide highly integrated visualization solutions to customers in order to broaden technological consulting services for smart campus projects. This new product can be used in various application scenarios with strict reliability requirements, including command center, lecture hall, conference room, multi-functional exhibition hall, smart classroom and smart home. Since we launched this new business line in December 2020, revenue generated from this line of business has been de minimis.

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

In the first half of 2020, due to the COVID-19 outbreak, we did not enter into additional smart campus solution contracts with Chinese universities or colleges. From July 2020 to December 2020, we secured additional 12 technological consulting services projects with Chinese universities/colleges and other non-college business entities, with aggregate contract price of approximately $728,500 (RMB4,880,981), of which 6 projects had been completed as of April 30, 2021. As a result, our revenue from technological consulting services for smart campus solutions in 2020 decreased by 10.6% compared to fiscal year 2019 because total number of projects executed by us decreased from 35 in 2019 to 14 in 2020. We expect such decrease to be temporary, and we are currently negotiating additional smart campus solution contracts with a larger number of Chinese universities/ colleges and business entities.

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

We had accounts receivable related to revenues from Sino-foreign jointly managed education programs, tailored job readiness training services and study abroad consulting services of $915,618, $518,191 and 833,174 as of December 31, 2020, 2019 and 2018, respectively. Out of the outstanding $915,618 accounts receivable as of December 31, 2020, $904,627 had been collected as of April 30, 2021.

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

Approximately $0.9 million or 98.8% of the December 31, 2020 accounts receivable balances associated with Sino-foreign Jointly Managed Academic Programs and tailored job readiness training services had been collected as of April 30, 2021. Accounts receivable associated with overseas study consulting services of $10,991 is expected to be collected by June 2021.

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

As of December 31, 2020, current portion of contract receivable associated with FMP 2017 contract amounted to $2,420,188, including receivable of $2,215,639 for services completed before December 31, 2019 and receivable of $204,549 for services completed during 2020. As of April 30, 2021, $1,567,900 contract receivable associated with FMP 2017 contract has been collected. As to the remaining $0.85 million contract receivable, approximately $0.4 million will be collected by June 2021 pursuant to the revised payment plan with FMP, and approximately $0.45 million is not past due and will be collected by December 20, 2021.

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

As of December 31, 2020, contract receivable associated with FMP 2019 contract amounted to $2,045,614, including receivable of $1,088,289 for services completed before December 31, 2019, receivable of $766,289 for services completed during 2020 and maintenance fee of $191,036. For current portion of contract receivable of $1.78 million from FMP, $0.6 million had been collected as of April 30, 2021. Approximately $0.38 million will be collected in June 2021 pursuant to the revised payment plan with FMP and remaining approximately $0.8 million is not past due and will be collected by December 31, 2021.

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

As of December 31, 2020, contract receivable from these smart campus projects and technical support services amounted to $245,761. 100% of the $245,761 had been collected as of April 30, 2021.

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

As a holding company with no material operations of our own, we conduct our operations primarily through our PRC subsidiary. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiary in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our offerings to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds—14.E. Use of Proceeds.” The ability of our subsidiary in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

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

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiary only through loans or capital contributions, subject to the satisfaction of the applicable government registration and approval requirements. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our offerings to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiary when needed.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of April 30, 2021.

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

We received net proceeds of approximately $4.8 million, after deducting underwriting discounts and estimated offering expenses payable by us. The registration statement was declared effective by the SEC on March 31, 2020. The total expense incurred for our Company’s account in connection with our initial public offering was approximately $3.2 million, which included $560,000 in underwriting discounts for the initial public offering and approximately $2.6 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. As of April 30, 2021,  we had not spent any  proceeds from our initial public offering. We still intend to use the proceeds from our initial public offering as disclosed in our registration statement on Form F-1.

Follow-on Offering

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333-254146) in relation to the self-underwritten public offering of 6,000,000 Ordinary Shares at a public offering price of $5.00 per Ordinary Share. Such self-underwritten public offering closed on April 19, 2021.

We received net proceeds of approximately $29.2 million, after deducting estimated offering expenses payable by us. The registration statement was originally declared effective by the SEC on March 23, 2021. Its Post-Effective Amendment No.1 was later declared effective by the SEC on March 30, 2021. The total expense incurred for our Company’s account in connection with this self-underwritten public offering was approximately $825,020, which included $500,000 of advisory fees to Boustead Securities LLC in connection with this self-underwritten public offering and approximately $325,020 in other costs and expenses for this offering. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from this self-underwritten public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. As of April 30, 2021, we had not spent any proceeds from our self-underwritten public offering. We still intend to use the proceeds from our self-underwritten public offering as disclosed in our registration statement on Form F-1.

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

2.3†	Description of Securities

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

126

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

4.21†	Form of Director Offer Letter Agreement between the Registrant and the directors of the Registrant.

8.1†	List of Subsidiaries of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS*	XBRL Instance Document

101 .SCH*	XBRL Taxonomy Extension Scheme Document

101 .CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101 .DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101 .LAB*	XBRL Taxonomy Extension Label Linkbase Document

101 .PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

___________

*	Filed herewith.
**	Furnished herewith.
†	Previously filed.

127

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Liberal Education Holdings Limited

By:	/s/ Ngai Ngai Lam
Name:	Ngai Ngai Lam
Title:	Chief Executive Officer, Chairperson of the Board of Directors (Principal Executive Officer)

Date:	November 15, 2021

128

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

