Form 20-F
period 2021-12-31
China Liberal Education Holdings Ltd
filed 2022-04-14
CIK 1775085

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

An aggregate of 13,848,333 ordinary shares, par value $0.001 per share, as of December 31, 2021.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

“We,” “us,” “our,” or the “Company” are to China Liberal Education Holdings Limited, a Cayman Islands exempted company with limited liability, and its affiliated entities, as the case may be. Unless the context otherwise requires, in this annual report on Form 20-F references to:

•	“Boya Hong Kong” are to China Boya Education Group Co., Limited, a Hong Kong limited liability company;
•	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;
•	“China Liberal” are to China Liberal Education Holdings Limited, a Cayman Islands exempted company with limited liability;
•	“China Liberal Beijing” are to China Liberal (Beijing) Education Technology Co., Ltd., a PRC limited liability company and our operating subsidiary;
•	“China Liberal Fujian” are to China Liberal Fujian Education Technology Group Co., Ltd, a PRC limited liability company;
•	“Company,” “the Group,” “we, “ “our” and “us” are to one or more of China Liberal Education Holdings Limited and its subsidiaries, as the case may be;
•	“EAP” are to Australia English for Academic Purposes, which prepares international students for vocational or tertiary-level study in Australia and other contexts where English is the language of instruction, and it aims to develop student awareness, knowledge and skills in the use of English as the language of teaching and learning in a vocational and/or university environment;
•	“FMP” are to Fuzhou Melbourne Polytechnic;
•	“FPEC” are to Fujian Preschool Education College;
•	“FUT” are to Fujian University of Technology;
•	“IELTS” are to International English Language Testing System, an international standardized test of English language proficiency for non-native English language speakers, and accepted by most Australian, British, Canadian and New Zealand academic institutions;
•	“IGEC” are to International General Education Courses, a Sino-foreign joint education program developed and introduced by the Chinese Service Center for Scholarly Exchange, a public organization under the Ministry of Education of the PRC, in order to improve the overall reform and internationalization of PRC’s higher education;
•	“ISEC” are to International Scholarly Exchange Curriculum, a PRC government sponsored and highly profiled program affiliated with the China Scholarship Council directly under the Ministry of Education in the PRC;
•	“NZTC” are to New Zealand Tertiary College;
•	“RMB” and “Renminbi” are to the legal currency of China;
•	“shares”, “Shares” or “Ordinary Shares” are to the ordinary shares of the Company, par value US$0.001 per share;
•	“Sino-foreign Jointly Managed Academic Programs” are to education programs offered by joint ventures of the PRC and foreign institutions;
•	“TOEFL” are to Test of English as Foreign Language, an international standardized test of English language proficiency for non-native English language speakers, and commonly accepted by American academic institutions;
•	“US$,” “dollars” or “U.S. dollars” are to the legal currency of the United States; and
•	“Yi Xin BVI” are to Yi Xin International Investment Limited, a company incorporated in the British Virgin Islands.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2021, 2020, and 2019.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	December 31,	December 31,	December 31,
U.S. Dollar Exchange Rate	2021	2020	2019
At the end of the period - USD: RMB	US$1=RMB 6.3640	US$1=RMB 6.5250	US$1=RMB 6.9680
Average rate for the period - USD: RMB	US$1=RMB 6.4441	US$1=RMB 6.8878	US$1=RMB 6.9088

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

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve substantial risks and uncertainties. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

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

A. [Reserved]

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

Risks Related to Doing Business in China

•

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, and it is highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operations or our ability to accept foreign investments and list on an U.S. exchange. For details, see “— Risks Related to Doing Business in China — Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.”

•

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, which could change quickly with little advance notice, could result in a material adverse change in our operations and the value of our Ordinary Shares. For details, see “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”

•

PRC government has significant authority in regulating our operations. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our Ordinary Shares and significantly limit or completely hinder our ability to offer or continue to offer securities to investors or cause the value of such securities to decline or become worthless. For details, see “— Risks Related to Doing Business in China — The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Ordinary Shares.”

•

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

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

Risks Related to Our Business,

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

Our revenues generated under Sino-foreign Jointly Managed Academic Programs represented 47.3%, 55.2% and 68.5% of our net revenues for the years ended December 31, 2019, 2020 and 2021, respectively. Although we continue to introduce new projects and to diversify our core business, the Sino-foreign Jointly Managed Academic Programs we actively service still generated a majority of our net revenues. In addition, for 2019, 2020 and 2021, we generated a vast majority of our Sino-foreign Jointly Managed Academic Program revenues from two major partners, Fuzhou Melbourne Polytechnic, or FMP and Minjiang University. We expect that this line of business will continue to generate consistent annual net revenue for the next few years. As other lines of business are making significant progress contributing to the annual net revenue, the contribution of annual net revenue from this line of business, as a percentage of annual net revenue, may proportionately reduce. Although in absolute term, we expect the annual net revenue contribution to remain consistent. During the years ended December 31, 2017 and 2018, we operated five such programs with four universities. However, we have ceased to provide services in connection with two of the existing programs because we assessed that these two programs are not profitable. More specifically, we have ceased to offer our courses under the International Scholarly Exchange Curriculum program with Fujian University of Technology, or the FUT ISEC Program, after the then existing students graduated in July 2018. We also have ceased to offer our courses under the New Zealand Tertiary College Program with Fujian Preschool Education College, or the NZTC Program, after the then existing students graduated in July 2019. Despite our long term working relationships with FMP and Minjiang University, one or more of these universities may decide to terminate their agreements with us and discontinue our cooperation for reasons such as expiration of Sino-foreign program permits, a change or expiration of programs, students’ inability to achieve the targeted level of language proficiency, undersubscription of students due to a global economic down-turn or otherwise, or simply decline to renew the agreements upon their expiration. If any of these situations occur, we cannot assure you that we will be able to timely secure other cooperation agreements with other programs, if at all, and therefore, our results of operations and financial condition may be materially and adversely affected.

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

In 2018, the MOE approved the termination of certain Sino-foreign Jointly Managed Academic Programs as a move to improve quality, tighten regulatory control, and promote reforms in China’s educational systems. Such actions were taken because problems had appeared in institutions and projects (none of which we service) that were previously approved by the relevant authorities. These problems included insufficient utilization of high-quality educational resources, low instructional quality, weak specialized capabilities in academic departments, lack of content-based development mechanisms, low student satisfaction and poor attractiveness of programs. These problems made it difficult for those institutions and projects to continue operating and they were therefore closed down. This action by the MOE was taken to close down institutions and projects that were originally approved but at the time of termination did not have enrolled students any more. Thus, this action was also taken to improve the overall quality of the industry. In light of this, Fujian Province, the province where all of the Sino-foreign Jointly Managed Academic Programs we service are located, set a minimum score for English (as a subject) for those students who are applying for any four-year Sino-foreign joint programs that offer undergraduate degrees. As a result of these new regulatory controls and policy adjustments, even though none of the programs we service were terminated by MOE, overall student recruiting and enrollment under our Sino-foreign Jointly Managed Education Programs was negatively impacted, because some potential candidates could not meet the minimum score for English. For example, student enrollments under our joint education programs with Strait College of Minjiang University actually decreased by 121 students from 1,497 students in 2019 to 1,457 students in 2020 due to lower student quota given by Strait College of Minjiang University and it is unlikely to lower student quota further as it has reached the desired teacher student ratio. Student enrollments under our joint education programs with Strait College of Minjiang University further decreased by 194 students from 1,457 students in 2020 to 1,263 students in 2021. We cannot assure you that the local government in Fujian Province or the MOE will not set an even higher eligibility standard for students to enroll in these joint education programs in the future, in which case our student enrollment numbers, result of operations and financial conditions may be negatively impacted.

Our partnering schools have the ability to withhold our portion of tuition payments in certain circumstances, and to the extent that our portion is withheld, our revenue, results of operations and financial condition may be materially and adversely affected.

Our results of operations are directly affected by the level of the tuition we charge to our students. Typically, students pay to the Sino-foreign Joint Managed Academic Programs tuition fees ranging from RMB15,000 ($2,357) to RMB28,000 ($4,400) per student per academic school year. Our contracts with host Chinese universities / colleges are fixed price contracts, pursuant to which, we are to receive a fixed portion of tuition for services rendered. As a result of us servicing our partnering schools, we are entitled to receive approximately 12.5% to 50% of such student tuitions depending on the relevant Sino-foreign Joint Managed Academic Programs. Chinese host universities/colleges collect tuition fees from enrolled students at the beginning of each academic school year in September, and pay us the portion we are entitled, as determined based on contractual terms, within one to three months thereafter.

Our contracts with Chinese host universities / colleges provide that (1) the host universities / colleges will withhold the tuition collected from students for one to three months after the academic school year starts in September, and then remit the portion of tuition fees to us after the student headcounts have been finalized, and (2) the portion of tuition fee that we are entitled to receive is calculated based on the final actual number of students retained with the universities / colleges after any student dropout has been adjusted. Accordingly, any tuition refund has already been deducted by host universities / colleges before we receive our portion of the tuition fees. For accounting purposes, at the beginning of each academic school year, we initially accrue the estimated refund based on an historical 1% student dropout rate, and make subsequent true-up adjustments after the final number of students retained with the host universities / colleges is determined. Such adjustments were immaterial for the years ended December 31, 2019, 2020 and 2021.

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

The success of our business depends on our students’ ability to obtain student visas for their overseas study. Although almost all of our students were granted student visas in the past for countries including Italy, Germany, Japan, England, Russia, United States of America and Australia, we cannot ensure that our students will be granted student visas and be accepted to overseas schools at rates we have experienced in the past, and parents and students may not be satisfied with our ability to help students gain admission to universities. Further, as a result of the COVID-19 pandemic, application of student visa for some of these countries was suspended, though suspension in some of these countries has been lifted as of the date of this annual report. Consequently, our revenue from study abroad consulting services decreased by approximately $93,311, or 72.1% in fiscal year 2021 as compared to fiscal year 2020. Any such negative developments could result in a student’s withdrawal or decrease in future enrollment, and therefore, our business, financial condition and results of operations may be materially and adversely affected.

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

Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry, which could adversely affect our business.

The PRC private education industry, especially the after-school tutoring sector, has experienced intense scrutiny and has been subject to significant regulatory changes. In particular, the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education jointly promulgated by the General Office of State Council and the General Office of Central Committee of the Communist Party of China on July 24, 2021, sets out a series of operating requirements on after-school tutoring institutions.

The Standing Committee of the National People’s Congress amended the Private Education Law on December 29, 2018 (the “2018 Private Education Law”), which took effect immediately. Under the 2018 Private Education Law, on April 7, 2021, the State Council promulgated the Amended Implementation Rules for the Private Education Law, or the 2021 Implementation Rules, which became effective on September 1, 2021. The Amended Implementation Rules prohibit social organizations and individuals from controlling a private school that provides compulsory education or a non-profit private school that provides pre-school education through mergers and acquisitions and control agreements, and a private school providing compulsory education is prohibited from conducting transactions with its related party. Relevant government authorities will enhance the supervision on the agreements entered into between non-profit private schools and its related party and shall review such transaction on an annual basis. In addition, online education activities using internet technology are encouraged by the regulatory authorities and shall comply with laws and regulations related to internet management. A private school engaging in online education activities using internet technology shall obtain the relevant private school operating permit. It shall also establish and implement internet security management systems and take technical security measures. Upon discovery of any information whose release or transmission is prohibited by applicable laws or regulations, the private school engaged in online education activities shall immediately cease the transmission of that information and take further remedial actions, such as deleting that information, to prevent it from spreading. Records pertaining to the situation shall be kept and reported to the appropriate authorities.

Our business operations do not currently involve the tutoring for students in compulsory education. Additionally, our business operations involving art and language training courses have been terminated and discontinued. Therefore, as advised by H&J Law Firm, our PRC counsel, we do not believe that we are subject to the above-mentioned policies and regulations.

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

The COVID-19 pandemic has significantly affected business and other activities within China, including government mandated travel restrictions or quarantines within China, and postponement of the spring semester of 2020. Additionally, countries that our students will study in, including Italy and Germany are currently affected by the COVID-19 pandemic, which led to measures taken by the respective governments trying to contain the spread of the COVID-19, such as a lockdown, closure of schools and travel restrictions. Additional travel and other restrictions may be put in place to further control the outbreak. These measures may result in less demand for our services, suspension of our one-on-one consulting services, as well as postponement of payment from our partnering schools. Students seeking to enroll in international educational institutions may choose to remain in China, thereby not seeking our services. In addition, the execution of our smart campus contracts and collection of the payment may be delayed. Accordingly, our business, results of operations and financial condition may continue to be adversely affected.

The Company’s operations have been affected by the COVID-19 pandemic. During fiscal year 2021, our revenue from Sino-foreign jointly managed academic programs was not significantly impacted by the COVID-19 pandemic. The Company’s revenue from study abroad consulting services for the fiscal year 2021 was significantly affected because application of student visa for some of these countries was suspended and, consequently, our revenue from study abroad consulting services decreased by approximately $93,311, or 72.1% in fiscal year 2021 as compared to fiscal year 2020. Additionally, our one-on-one consulting services was temporarily suspended in 2020 and permanently discontinued in 2021 due to the ongoing COVID-19 pandemic In the fiscal year 2021, Chinese universities / colleges further limited their budget for smart campus solutions, and as a result, we experienced significant decrease in revenue from Technological Consulting Services for Smart Campus Solutions in the fiscal year 2021 compared to the fiscal year 2020.

However, the continued uncertainties associated with COVID-19 pandemic may cause the Company’s revenues and cash flows to underperform in the next 12 months. Any resurgence or new variant could negatively affect the execution of additional smart campus contracts with Chinese universities/colleges, the collection of the payments from previous smart campus projects and the market development of the newly launched visualization solutions and technology consulting services to non-university business. The extent of the impact of COVID-19 pandemic on our business operations, financial condition, and results of operations in the future may still depend on certain developments, including re-occurrences and associated duration and spread and the potential impact on the Company’s customers and schools, all of which are still uncertain and cannot be accurately assessed at this point.

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

We may need to commit significant resources, including monetary investments and developer personnel to developing new products before knowing for sure whether such investments will result in products the intended end users will accept. Similarly, our business could be harmed if we fail to develop, or fail to develop in a timely fashion, offerings to address other evolving needs, or if the offerings addressing these other transitions that ultimately succeed are based on technology, or an approach to technology, different from ours. In addition, our business could be adversely affected in periods surrounding the launch of new products if customers delay their purchasing decisions to evaluate the new product offerings.

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

While the gross margin from the smart campus solutions line of business was 41.9% in the fiscal year ended December 31, 2021, historically, it has been lower than our other lines of business, with gross margin of 29.4% in 2019 and 29.7% in 2020. This is due to the nature of the smart campus solutions business, that is, higher cost associated with the customization of software, higher hardware facilities and device costs, and higher expenditures associated with the construction, setup, and preparation of the full set of equipment and devices allowing us to deliver what clients need. We cannot assure you that the profit margin will become higher in the future. Therefore, there can be no assurance that we can generate income from the smart campus solutions line of business, or that any income that we achieve can be sustained.

We provide our smart campus solutions to a limited number of universities, and if we are not able to continue to secure agreements with some or all of these universities, or secure new agreements with other universities, our results of operations and financial condition may be materially and adversely affected.

For the years ended December 31, 2021, 2020 and 2019, we provided our smart campus solutions to 18, 14 and 35 universities, respectively, for hardware and software build-out, equipment procurement and installment services. However, one or more of these universities may decide to terminate their agreements with us for reasons such as dissatisfaction of our services, a change of programs or curriculum, hiring of in-house tech support personnel, or simply not to choose us as their service provider after a project is completely. If any of these situations occur, we cannot assure you that we will be able to timely secure other service agreements with other universities, if at all, and therefore, our results of operations and financial condition may be materially and adversely affected.

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

We experienced net loss in the fiscal year 2021 and prior to that, we had experienced growth in our business. We expect to continue to invest in our operations for the foreseeable future. If we fail to turn profitable in the future, the success of our business model will be compromised.

We experienced net loss in the fiscal year 2021 and prior to that, we had experienced growth in our business, primarily driven by the diversifying of our core business while leveraging our network of trusted schools. Our net loss was $1.2 million for fiscal year 2021, compared to net income of $1.2 million for fiscal year 2020 and net income of $437,904 for fiscal year 2019. Our net revenues grew by 9.3% to RMB36.3 million ($5.3 million) in 2019, but decreased by 4.4% to RMB34.6 million ($5.0 million) in 2020 and decreased by 22.2% to RMB25.2 million ($3.9 million) in 2021.

Any business growth may place a significant strain on our sales and marketing capacities, administrative and operating infrastructure, facilities and other resources. To effectively manage additional challenges brought in by the global spread of COVID-19 and turn profitable, we need to continue to acquire more partnering Sino-foreign programs or institutes, enroll more students, increase our academic and administrative faculty, expand our customer base for technical support services, as well as further developing and strengthening our software and systems. We will also be required to refine our operational, financial and management controls and reporting systems and procedures. If we fail to efficiently expand our business, our costs and expenses may increase more than anticipated and we may not successfully attract a sufficient number of students and qualified academic and administrative faculty in a cost-effective manner, respond to competitive challenges, or otherwise execute our business plans. In addition, we may, as part of carrying out our growth strategies, adopt new initiatives to offer additional course packages and educational content and to implement new pricing models and strategies. We cannot assure you that these initiatives may achieve the anticipated results. These proposed changes may not be well received by our existing and prospective students, in which case their experience with our education services may suffer, which could damage our reputation and business prospect.

Our ability to effectively implement our strategies will depend on a number of factors, including our ability to: (i) effectively market our products and services to potential partners and students with sufficient growth potential; (ii) develop and improve educational content to appeal to existing and prospective partners and students; (iii) maintain and increase our student enrollments; (iv) effectively recruit, train and motivate a large number of new employees, including our faculty members, foreign teachers and sales and marketing personnel; (v) successfully implement enhancements and improvements to our software and systems; (vi) continue to improve our operational, financial and management controls and efficiencies; (vii) protect and further develop our intellectual property rights; and (viii) make sound business decisions in light of the scrutiny associated with operating as a public company. These activities require significant capital expenditures and investment of valuable management and financial resources, and our growth will continue to place significant demands on our management. There are no guarantees that we will be able to effectively grow our business in an efficient, cost-effective and timely manner, or at all. Our growth in a relatively short period of time is not necessarily indicative of results that we may achieve in the future. If we do not effectively grow our business and operations, our reputation, results of operations and overall business and prospects could be negatively impacted.

If we are unable to conduct sales and marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

We rely heavily on our sales and marketing efforts to increase student enrollment. Our sales and marketing expenses consist primarily of employee salaries and student enrollment. We incurred approximately $593,215, $229,656 and $152,759, respectively, in selling expenses in 2019, 2020 and 2021. We expect our selling expenses to increase in the future if we further expand our operations.

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

In the ordinary course of our business and in particular in connection with the technological consulting services provided under smart campus solutions, we collect and utilize data supplied by our users. We may face legal obligations regarding the manner in which we treat such information. Increased regulation of data utilization practices, including self-regulation or findings under existing laws that limit our ability to collect, transfer, integrate and use data, could have an adverse effect on our business. Failure to comply with these obligations could subject us to liability, and to the extent that we need to alter our business model or practices to adapt to these obligations, we could incur additional expenses.

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

We are subject to reporting obligations under the U.S. securities laws. The U.S. Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm may audit and report on the effectiveness of a public company’s internal control over financial reporting except where the public company is a non-accelerated filer. We are currently a non-accelerated filer.

Our independent registered public accounting firm is currently not required to conduct an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements as of December 31, 2021, we and our independent registered public accounting firm identified five material weaknesses in our internal control over financial reporting and other control deficiencies as of December 31, 2021. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

In connection with our completion of initial public offering (“IPO”) in 2020, we already appointed independent directors and established an audit committee to increase the monitoring of our internal control over financial reporting. For the remaining material weaknesses identified, we further took the following remedial measures during the year ended December 31,2021, and we plan to continue adopting these remedial measures during the year ending December 31, 2022, including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel.

The implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Any failure to correct theses material weaknesses or any failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on our internal control over financial reporting in this annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act, or the JOBS Act, our independent registered public accounting firm may be required attest to and report on the effectiveness of our internal control over financial reporting, depending on whether we will be an accelerated filer. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

We have in the past granted, and may continue to grant share incentives, which may result in increased share-based compensation expenses.

We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees. In December 2021, we granted a total of 1,500,000 Ordinary Shares as awards to certain employees and directors of our Company under our 2021 Share Incentive Plan. We may continue to grant share-based awards in the future. As a result, we incurred expenses associated with share-based compensation, which may have an adverse effect on our results of operations.

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

On August 8, 2006, six PRC regulatory authorities, including the Ministry of Commerce, or MOFCOM, the State Assets Supervision and Administration Commission, State Administration of Taxation, or SAT, the State Administration for Industry and Commerce, China Securities Regulatory Commission, or CSRC, and the State Administration of Foreign Exchange, or SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which became effective on September 8, 2006 and were amended in June 2009. The M&A Rules, governing the approval process by which foreign investors merge with PRC business entities or acquire PRC assets and/or equity interests in PRC business entities, require the PRC parties to make a series of applications and supplemental applications to PRC government authorities, depending on the structure of the transaction. In some instances, the application process may require presentation of economic data concerning a transaction, including appraisal of the target business and evaluation of the acquirer, which are designed to allow the government to assess the transaction. Accordingly, due to the M&A Rules, our ability to engage in cross-border business combination transactions has become significantly more complicated, time-consuming and expensive, and we may not be able to negotiate a transaction that is acceptable to our shareholders or sufficiently protect their interests in such transaction.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association currently in effect, the Companies Act (Revised) of the Cayman Islands, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Cayman Islands law provides shareholders with only limited rights to convene a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided for in a company’s articles of association. Our articles of association allow our shareholders holding shares representing in aggregate not less than two-thirds in par value of the issued shares which as at that date carry the right to vote at a general meeting, to convene a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least ten clear days is required for the convening of our general meetings. A quorum required for a meeting of shareholders consists of shareholders present or by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative, holding not less than an aggregate of one-third in nominal value of the total issued voting shares in the Company entitled to vote upon the business to be transacted.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

Risks Related to Doing Business in China

Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on our business and operations.

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

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to securities regulation, data protection, cybersecurity and mergers and acquisitions and other matters. The PRC central or local governments may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. The Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations.

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

Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could result in a material change in the value of our Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of such securities to significantly decline or be worthless.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions from PRC government authorities in connection with the Opinions. However, as the Opinions were recently issued, official guidance and interpretation of the Opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of the Opinions or any future implementation rules on a timely basis, or at all.

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

On December 24, 2021, the CSRC released Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments, hereinafter referred to as the “Administration Provisions”), as well as Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments, hereinafter referred to as the “Measures”). According to the Administration Provisions and the Measures, overseas offering and listing refers to overseas offerings by domestic companies of equity shares, depository receipts, convertible corporate bonds, or other equity-like securities, and overseas listing of the securities for trading. Overseas offering and listing, which is specifically divided into direct overseas offerings and listing and indirect overseas offerings and listing, shall be filed in accordance with the Measures. We completed our initial public offering in May 2020 and our Ordinary Shares have been listed on the Nasdaq Stock Market ever since. According to the Administration Provisions and the Measures, as a domestic company that has completed its overseas listing, we believe that we are not required to file with the CSRC.

Furthermore, according to the Administration Provisions, an overseas offering and listing is prohibited under any of the following circumstances:(1) if the intended securities offering and listing falls under specific clauses in national laws and regulations and relevant provisions prohibiting such financing activities; (2) if the intended securities offering and listing in an overseas market may constitute a threat to or endanger national security, as reviewed and determined by competent authorities under the State Council in accordance with law; (3) if there are material ownership disputes over equity, major assets, and core technology, etc.; (4) if, in the past three years, the domestic company or its controlling shareholders and actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy; or are currently under judicial investigation for suspicion of criminal offenses or under investigation for suspicion of major violations; (5) if, in the past three years, the board directors, or any supervisors or senior executives have been subject to administrative punishment for severe violations, or are currently under judicial investigation for suspicion of criminal offenses or under investigation for suspicion of major violations of law; or (6) other circumstances prescribed by the State Council. As of the date of this prospectus, we do not fall under any of the abovementioned circumstances that might prohibit us from overseas offering and listing. However, there remains uncertainties as to how the Administration Provisions and the Measures will be interpreted or implemented, and whether they will affect us. If we inadvertently conclude that the Administration Provisions and the Measures do not apply to us, or applicable laws, regulations, or interpretations change and it is determined in the future that the Administration Provisions and the Measures become applicable to us, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices. We may incur substantial costs in complying with the Administration Provisions and the Measures, which could result in material adverse changes in our business operations and financial position. If we are not able to fully comply with the Administration Provisions and the Measures, our ability to offer or continue to offer securities to investors may be significantly limited or completely hindered, and our Ordinary Shares may significantly decline in value or become worthless.

On December 28, 2021, the Cyberspace Administration of China (the “CAC”) and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures, or the Cybersecurity Review Measures, which took effect on February 15, 2022 and replaced the original Cybersecurity Review Measures promulgated on April 13, 2020. Pursuant to the Cybersecurity Review Measures, if critical information infrastructure operators purchase network products and services, or network platform operators conduct data processing activities that affect or may affect national security, they will be subject to cybersecurity review. A network platform operator holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public overseas. For details on the Cybersecurity Review Measures and the recent regulations and policies issued by the CAC, see “—Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.” In the opinion of our PRC legal counsel, H&J Law Firm, our business operations do not currently involve the procurement of network products and services or data processing as network platform operators. H&J Law Firm, our PRC counsel, has advised us that the Cybersecurity Review Measures do not currently apply to our Company, and we are not required to conduct cybersecurity review. However, there remains uncertainties as to how the Cybersecurity Review Measures will be interpreted or implemented, and whether they will affect us. If we inadvertently conclude that the Cybersecurity Review Measures do not apply to us, or applicable laws, regulations, or interpretations change and it is determined in the future that Cybersecurity Review Measures become applicable to us, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices. We may incur substantial costs in complying with the Cybersecurity Review Measures, which could result in material adverse changes in our business operations and financial position. If we are not able to fully comply with the Cybersecurity Review Measures, our ability to offer or continue to offer securities to investors may be significantly limited or completely hindered, and our Ordinary Shares may significantly decline in value or become worthless.

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

New laws and regulations may be enacted from time to time and substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to businesses of our subsidiaries. In particular, the PRC government authorities may continue to promulgate new laws, regulations, rules and guidelines governing companies in the education industry with respect to a wide range of issues, such as intellectual property, privacy and data protection, and other matters. Compliance with these laws, regulations, rules, guidelines, and implementations may be costly, and any incompliance or associated inquiries, investigations, and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, or materially and adversely affect our business, financial condition, results of operations, and the value of our Ordinary Shares. The enforcement of laws and rules and regulations in China may change quickly with little advance notice, which could hinder our ability to offer or continue to offer the securities, result in a material adverse change to the business operations of our subsidiaries, and damage our reputation. In such event, our financial condition and results of operations may be materially and adversely affected, and our Ordinary Shares may significantly decline in value or become worthless.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.

We conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, our chief financial officer, Mr. Wenhuai Zhuang resides within China for a significant portion of the time and is PRC national. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside the PRC. In addition, the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in the PRC of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur.

Our PRC subsidiaries’ ability to distribute dividends is based upon their respective distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. Pursuant to the law applicable to China’s foreign investment enterprise, foreign investment enterprise in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiaries. Appropriation to the other two reserve funds is at our subsidiaries’ discretion. China Liberal Beijing, a Foreign Invested Enterprise, or FIE, is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

In addition, the EIT Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

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

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our offerings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as shareholder loans or as increases in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in China, capital contributions to our PRC subsidiaries are subject to the approval of or filing with MOFCOM or its local branches and registration with a local bank authorized by SAFE. In addition, (i) any foreign loans procured by our PRC subsidiaries are required to be registered with SAFE or its local branches and (ii) a PRC subsidiary of ours may not procure foreign loans which exceed the difference between its total investment amount and registered capital, or 2.5 times of the amount of such PRC subsidiary’s net assets, whichever is larger. Such maximum amount of foreign loans that our PRC subsidiaries is allowed to procure, based on the audited net asset value of our PRC subsidiaries as of December 31, 2021, the most recent audited net asset value of our PRC subsidiaries available as of the date of this annual report, is RMB64.4 million (approximately $10.1 million). For more information on restrictions and limitations on the amount of loans, please see “Item 4. Information on the Company —B. Business Overview—Regulation—Regulations on Foreign Exchange—Regulations on loans to and direct investment in the PRC entities by offshore holding companies”. Any medium or long-term loan to be provided by us to our PRC subsidiaries must be registered with the NDRC and the SAFE or their local branches. We may not be able to complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to complete such registrations, our ability to use the proceeds of our future offerings and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective in June 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. As this circular is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange related rules. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds of our offerings to fund our PRC subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, which may adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on exchange rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi solely to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, however, this appreciation halted and the Renminbi was traded within a narrow range against the U.S. dollar. Between July 2010 and November 2015, the Renminbi fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of IMF completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that effective October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows from China. This depreciation halted in 2017, and the RMB appreciated approximately 7% against the U.S. dollar during this one-year period. Since February 2018, the RMB has depreciated significantly, over 8% against the U.S. dollar. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may announce further changes to the exchange rate system in the future, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces, PRC or U.S. government policies may impact the exchange rate between the Renminbi and the U.S. dollar in the future. Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our future offerings into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect the relative purchasing power of any proceeds we receive from our future offerings. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of earnings from and the value of any U.S. dollar-denominated investments we make in the future.

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

Under the PRC EIT Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, SAT issued the Notice of the State Administration of Taxation on Issues Concerning the Determination of Chinese-Controlled Enterprises Registered Overseas as Resident Enterprises on the Basis of Their Bodies of Actual Management, known as SAT Notice 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Notice 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we will be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of Ordinary Shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of or Ordinary Shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the Ordinary Shares.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of China Liberal Beijing, and dividends payable by China Liberal Beijing to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the PRC EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, this rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. China Liberal Beijing is wholly-owned by our Hong Kong subsidiary. Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the tax payer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. The beneficial owner of the relevant dividends and the corporate shareholder to receive dividends from China Liberal Beijing must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Announcement on Issues Concerning “Beneficial Owners” in Tax Treaties in February 2018, which stipulates that a “beneficial owner” means a person who owns and has the right to dispose of the income and the rights or property generated from the said income, and sets forth certain detailed factors in determining the “beneficial owner” status. In current practice, a Hong Kong enterprise must obtain a tax resident certificate from the relevant Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority. As of the date of this annual report, we have not commenced the application process for a Hong Kong tax resident certificate from the relevant Hong Kong tax authority, and there is no assurance that we will be granted such a Hong Kong tax resident certificate.

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

Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business.

In July 2014, SAFE promulgated the Circular on Issues Concerning Foreign Exchange Administration Over the Overseas Investment and Financing and Roundtrip Investment by Domestic Residents Via Special Purpose Vehicles, or “Circular 37,” which replaced Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or “Circular 75.” Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, referred to in Circular 37 as a “special purpose vehicle” for the purpose of holding domestic or offshore assets or interests. Circular 37 further requires amendment to a PRC resident’s registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease in the capital contributed by PRC individuals, share transfer or exchange, merger, division, or other material event. Under these regulations, PRC residents’ failure to comply with specified registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on capital inflows from the offshore entity to the PRC entity, including restrictions on its ability to contribute additional capital to its PRC subsidiaries. Further, failure to comply with the SAFE registration requirements could result in penalties under PRC law for evasion of foreign exchange regulations.

We have requested PRC residents holding direct or indirect interest in our Company to our knowledge to make the necessary applications, filings and amendments as required by applicable foreign exchange regulations. However, due to the inherent uncertainty in the implementation of the regulatory requirements by PRC authorities, such registration might not be always practically available in all circumstances as prescribed in those regulations. Additionally, we may not always be able to compel our ultimate shareholders who are PRC residents to comply with SAFE Circular 37 or other related regulations. As such, we cannot assure you that our ultimate shareholders who are PRC residents will in the future provide sufficient supporting documents required by the SAFE or complete the required registration with the SAFE in a timely manner, or at all. Any failure by any of our shareholders who is a PRC resident, or is controlled by a PRC resident, to comply with relevant requirements under these regulations could subject us to fines or sanctions imposed by the PRC government, including restrictions on WFOE’s ability to pay dividends or make distributions to us and on our ability to increase our investment in WFOE.

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

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our Company may be subject to filing obligations or taxed if our company is a transferor in such transactions, and may be subject to withholding obligations if our Company is a transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our Company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

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

Recent joint statement by the SEC and Public Company Accounting Oversight Board, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the Holding Foreign Companies Accountable Act.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two, and thus reducing the time before our Ordinary Shares may be prohibited from trading or delisted.

On September 22, 2021, the PCAOB adopted a final rule implementing the Holding Foreign Companies Accountable Act, which provides a framework for the PCAOB to use when determining, as contemplated under the Holding Foreign Companies Accountable Act, whether the board of directors of a company is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On October 4, 2021, the SEC approved Nasdaq’s revised proposal for the rule changes.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors to lose confidence in the audit procedures and reported financial information and the quality of the financial statements of those companies who have China-based auditors.

Our auditor, Audit Alliance LLP, is an independent registered public accounting firm with the PCAOB, and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in the PRC or Hong Kong. This list does not include our auditor, Audit Alliance LLP. However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us since we are an emerging growth company and the majority of our operations are conducted in China. Furthermore, the Holding Foreign Companies Accountable Act, which requires that the PCAOB be permitted to inspect an issuer’s public accounting firm within three years, may result in the delisting of our Company in the future if the PCAOB is unable to inspect our accounting firm at such future time. The Accelerating Holding Foreign Companies Accountable Act, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.

On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provide that, in addition to critical information infrastructure operators (“CIIOs”) that intend to purchase Internet products and services, net platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

On November 14, 2021, the CAC published the Draft Regulations on the Network Data Security Administration (Draft for Comments) (the “Security Administration Draft”), which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. According to the Security Administration Draft, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. The deadline for public comments on the Security Administration Draft was December 13, 2021.

As of the date of this annual report, we have not received any notice from any authorities identifying the PRC subsidiaries as CIIOs or requiring us to go through cybersecurity review or network data security review by the CAC. According to the Cybersecurity Review Measures, and if the Security Administration Draft is enacted as proposed, we believe that the operations of the PRC subsidiaries and our continued listing on the Nasdaq Stock Market will not be affected and that we will not be subject to cybersecurity review by the CAC, given that the PRC subsidiaries possess personal data of fewer than one million individual clients and do not collect data that affects or may affect national security in their business operations as of the date of this annual report and do not anticipate that they will be collecting over one million users’ personal information or data that affects or may affect national security in the near future. Additionally, we believe that we are compliant with the regulations and policies that have been issued by the CAC to date. There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Security Administration Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review and network data security review in the future. During such reviews, we may be required to suspend our operation or experience other disruptions to our operations. Cybersecurity review and network data security review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

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

Sales of substantial amounts of our Ordinary Shares in the public market or the perception that these sales could occur, could adversely affect the market price of our Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. The Ordinary Shares sold in our public offerings are freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market subject to the restrictions in Rule 144 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Ordinary Shares.

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

Because our PFIC status for 2022 or any future taxable year could depend on market conditions, which have been and may continue to be unstable, we cannot express an expectation as to our PFIC status for any such year. If more than 50% of our assets are assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse US federal income tax consequences for US taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate History and Structure

We are not a Chinese operating company but an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, our operations are conducted in China through our wholly owned PRC subsidiaries, China Liberal Beijing and China Liberal Fujian. This structure involves unique risks to investors. Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of our Ordinary Shares, including that it could cause the value of our Ordinary Shares to significantly decline or become worthless. See “— D. Risk Factors — Risks Related to Doing Business in China — Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on our business and operations.”

We directly hold 100% of the equity interests in our subsidiaries, and we do not currently use a variable interest entity (“VIE”) structure. Our Ordinary Shares are the shares of the offshore holding company in the Cayman Islands, instead of shares of our operating companies in China. Therefore, holders of our Ordinary Shares do not directly hold any equity interests in our operating companies and investors are purchasing an interest in the Cayman Islands holding company.

Through China Liberal Beijing, we commenced our operations in August 2011.

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

On July 15, 2019, our sole director approved a share issuance increasing our Ordinary Shares by 3,999,000 to 5,000,000.

We directly hold 100% of the equity interests of Yi Xin International Investment Limited, a company incorporated in the British Virgin Islands (“Yi Xin BVI”), which in turn holds 100% of China Boya Education Group Co., Limited, a Hong Kong limited liability company (“Boya Hong Kong”). Boya Hong Kong originally held 91.1772% of the equity interests of China Liberal Beijing, our PRC operating entity. On February 1, 2019, Boya Hong Kong entered into share transfer agreements with each of the non-controlling shareholders of China Liberal Beijing and completed the acquisition of the 8.8228% non-controlling interest in China Liberal Beijing. After these transactions, Boya Hong Kong owns 100% of China Liberal Beijing.

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

On April 19, 2021, China Liberal Beijing established a wholly owned subsidiary, Fujian China Liberal Education Technology Group Co., Ltd.

The following diagram illustrates our corporate structure as of the date of this annual report:

Ngai Ngai Lam
100%
Ever Alpha Global Limited
BVI
Other Shareholders and Public Shareholders
25.61%
74.39%
China Liberal Education Holdings Limited
Cayman Islands
100%
Yi Xin International Investment Limited
British Virgin Islands
100%
China Boya Education Group Co., Ltd.
Hong Kong
Outside PRC
100%
Inside PRC
China Liberal (Beijing) Education Technology Co., Ltd.
PRC
100%
Operating Entities
Fujian China Liberal Education Technology Group Co., Ltd.
PRC
Equity Interests

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

Permissions Required from PRC Authorities

China Liberal Beijing is required to obtain, and has obtained, its business license for its operations in China. The business operations of China Liberal Beijing is within the scope of its business license. Currently, we and our subsidiaries are not required to obtain any other license or approval for our operations in China.

We believe that we and our subsidiaries have obtained all material licenses and approvals necessary to operate in China and are not required to obtain approval from any PRC government authorities, including the CSRC, the CAC, or any other government entity, to issue of Ordinary Shares to foreign investors. Under the Cybersecurity Review Measures, if critical information infrastructure operators purchase network products and services, or network platform operators conduct data processing activities that affect or may affect national security, they will be subject to cybersecurity review. A network platform operator holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. In the opinion of our PRC legal counsel, H&J Law Firm, our business operations do not currently involve the procurement of network products and services or data processing as network platform operators. H&J Law Firm has further advised us that the Cybersecurity Review Measures do not currently apply to our Company, and we are not required to conduct cybersecurity review. Additionally, we believe that, as a domestic company that has completed its overseas listing in May 2020, we are not required to file with the CSRC in accordance with the Administration Provisions and the Measures. See “— D. Risk Factors — Risks Related to Doing Business in China — The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Ordinary Shares.”

Since the recent regulatory actions are new, however, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, ability to accept foreign investments, and listing on the Nasdaq Stock Market. If we do not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, ordered to suspend our relevant business and rectify, prohibited from engaging in relevant business, or subject to an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Ordinary Shares.”

Holding Foreign Companies Accountable Act

Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect the workpapers prepared by our auditor, and that as a result an exchange may determine to delist our securities. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On December 16, 2021, the PCAOB issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions. Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is headquartered in Singapore and subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is not subject to the determination issued by the PCAOB on December 16, 2021. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Recent joint statement by the SEC and Public Company Accounting Oversight Board, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.”

Restrictions on Foreign Exchange and the Ability to Transfer Cash Between Entities, Across Borders and to U.S. Investors

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. The majority of our income is received in Renminbi and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE, as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders.

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

Cash Transfers Through Our Organization and Dividend Policy

As of the date of this annual report, there has been no actual cash flow or transfer of other assets between China Liberal Education Holdings Limited, our holding company, and its subsidiaries.

The following diagram illustrates the manner of cash flows in a hypothetical scenario within our Company:

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
100%
Dividends or Distributions
Inside PRC
China Liberal (Beijing) Education Technology Co., Ltd.
PRC
Capital Contributions or Loans
Dividends or Distributions
Fujian China Liberal Education Technology Group Co., Ltd.
PRC
Equity Interests
Fund Flow

As of the date of this annual report, we have not declared any dividends or made any distributions to our shareholders or U.S. investors. For details, see our consolidated financial statements and their related notes included elsewhere in this annual report. Our board of directors has complete discretion on whether to distribute dividends, subject to applicable laws. We do not have any current plan to declare or pay any cash dividends on our Ordinary Shares in the foreseeable future. See “Item 3. Key Information — D. Risk Factors — Risks Related to the Trading Market—Because we do not expect to pay dividends in the foreseeable future, you must rely on a price appreciation of our Ordinary Shares for a return on your investment.” Subject to certain contractual, legal and regulatory restrictions, cash and capital contributions may be transferred among our Cayman Islands holding company and our subsidiaries. U.S. investors will not be subject to Cayman Islands, British Virgin Islands, or Hong Kong taxation on dividend distributions, and no withholding will be required on the payment of dividends or distributions to them, while they may be subject to U.S. federal income tax for receiving dividends, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. See “Item 10, Additional Information — E. Taxation.” Additionally, a withholding tax rate of 10% on dividends may be payable by our PRC subsidiaries to their non-PRC enterprise shareholders. See “Item 3. Key Information — D. Risk Factors — Risk Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. A PRC subsidiary of our is required to set aside 10% of its after-tax profits to fund a statutory reserve until such reserve reaches 50% of its registered capital if it distributes its after-tax profits for the current financial year. For details, see “Item 3. Key Information — D. Risk Factors — Risk Relating to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business.” In addition, cash transfers from our Cayman Islands holding company are subject to applicable PRC laws and regulations on loans and direct investment. For details, see “Item 3. Key Information — D. Risk Factors — Risk Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

In addition, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, we may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our Ordinary Shares. See “Item 3. Key Information — D. Risk Factors — Risk Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our offerings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” Therefore, to the extent that cash is located in the PRC or within a PRC domiciled entity and may need to be used to fund operations outside of the PRC, the funds may not be available due to limitations placed to us by the PRC government.

Corporate Information

Our principal executive office is located at Room 1618, Zhongguangcun MOOC Times Building, 18 Zhongguangcun Street, Haidian District, Beijing, PRC. Our telephone at this address is +86-10-6597-8118. Our registered office in the Cayman Islands is located at c/o Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, Grand Cayman, KY1-1104, Cayman Islands. We maintain a corporate website at http://www.chinaliberal.com. The information contained in our website is not a part of this annual report. We have appointed Cogency Global Inc., with its address at 122 East 42nd Street, 18th Floor, New York, NY 10168, to serve as our agent to receive service of process.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures.

B. Business Overview

Our business was impacted by COVID-19 pandemic in 2020 and is expected to further impacted by the ongoing COVID-19 pandemic. See “Item 3 Key Information —D. Risk Factors— Risks Related to Our Business — We face risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt our operations” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Impact of the COVID-19 on Our Performance and Financial Indicators.”

Overview

We are an exempted company with limited liability incorporated in the Cayman Islands on February 25, 2019. Through our operating companies China Liberal Beijing, incorporated in the PRC on August 10, 2011 and China Liberal Fujian, incorporated in the PRC on April 19, 2021, we are an educational service provider operating under the “China Liberal” brand in the PRC. Our mission is to provide China’s students with the tools to excel in a global environment. We strive to meet the needs of the ever-growing number of young talents in China.

We provide a wide variety of educational services and products intended to address the needs of our partnering schools and our students:

•	Services provided under Sino-foreign jointly managed academic programs (“Sino-foreign Jointly Managed Academic Programs”), which services represent the core of our business;

•	Sales of textbooks and course materials;

•	Overseas study consulting services (“Overseas Study Consulting Services”);

•	Technological consulting services provided to targeted Chinese universities to improve campus information and data management systems and optimize teaching, operating and management environment, creating a “smart campus”; these consulting services include campus intranet solution buildout, school management software customization, smart devices (mainly Internet of things, or IoT devices, extending the Internet connectivity to physical devices) installation and testing, and school management data collection and analysis, all of which can be specifically tailored to meet a client’s particular needs (“Technological Consulting Services for Smart Campus Solutions”);

•	Tailored job readiness training to graduating students (“Integration of Enterprises and Vocational Education”), acting as the key bridge between our partner schools and employers; and

•	Sales of our proprietary AI-Space products, all-in-one machines designed to provide highly integrated visualization solutions in classrooms and other professional settings.

We started generating revenue in the year ended December 31, 2012 through our services provided under certain Sino-foreign Jointly Managed Academic Programs. We continued to maintain and expand this core business throughout the years, giving us revenues of $2.5 million, $2.8 million and $2.7 million for the years ended December 31, 2019, 2020 and 2021, respectively, representing 47.3%, 55.2% and 68.5% of our net revenues for those respective years. A vast majority of these revenues derives from our two major partners, Fuzhou Melbourne Polytechnic, or FMP and Minjiang University.

Additionally, since starting our Overseas Study Consulting Services in 2017, this line of business has been a source of revenue. We generated $0.5 million, $0.1 million and $36,174 in revenues from our Overseas Study Consulting Services for the years ended December 31, 2019, 2020 and 2021, respectively, representing 10.0%, 2.6% and 0.9% of our total revenue of those respective years.

We also started generating revenues from our Technological Consulting Services for Smart Campus Solutions business in 2017, with revenues of $2.2 million, $2.0 million and $1.1 million, representing 42.4%, 39.7% and 27.1% of our net revenues for the years ended December 31, 2019, 2020 and 2021, respectively.

Our Integration of Enterprises and Vocational Education business (tailored job readiness training services) only started generating revenue in the second half of 2019. In 2019, we generated de minimis revenue from this business line due to a limited number of students enrolled for our services. For the fiscal year ended December 31, 2020 and 2021, we generated revenue of $76,400 and $137,772 from this business line, representing 1.5% and 3.5% of our net revenues in 2020 and 2021.

We started generating revenue from sales of our proprietary AI-Space products in 2021, with revenue of $36,824 from this business line in the fiscal year ended December 31, 2021. The AI-Space products are bundled with our Technological Consulting Services for Smart Campus Solutions business and revenue was recorded within revenues from our Technological Consulting Services for Smart Campus Solutions business.

We started our operations in Beijing where our headquarters are located. We established our first subsidiary in Fujian Province in 2021 and currently we have network in Fuzhou and Beijing, China.

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

Further, this arrangement affords lower costs to students as compared with conventional full-length studies for associate or undergraduate degrees overseas because the tuitions and living expenses are generally lower in China.

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

Typically, students pay to the Sino-foreign Joint Managed Academic Programs tuition fees ranging from RMB15,000 ($2,357) to RMB28,000 ($4,400) per student per academic school year. As a result of performing the above-mentioned services, we are entitled to receive approximately 12.5% to 50% of such student tuitions. The Chinese host universities / colleges collect tuition paid by enrolled students at the beginning of each academic school year in September, and our portion is usually remitted to us by the host universities/colleagues in November of the same year.

We have coordinated and actively engaged in providing services under several Sino-foreign Jointly Managed Academic Programs. The following is a list of the programs we engaged in for the fiscal years ended December 31, 2019, 2020 and 2021. The NZTC Program had been terminated for the reasons discussed below and the only programs we currently operate are (i) FMP Australia English for Academic Purposes Program (“FMP EAP Program”), (ii) Fujian-Taiwan Universities English for Academic Purposes Program (“Fu-Tai EAP Program”), and (iii) Strait College International General Education Courses Program (“Strait IGEC Program”).

Program Name	Chinese host university / college	Launch time
(i) FMP Australia English for Academic Purposes Program (“FMP EAP Program”)	Fuzhou Melbourne Polytechnic (“FMP”) (formerly IEN College of Minjiang University, and changed its name to FMP after rebranding in January 2017)	September 2011

(ii) Fujian-Taiwan Universities English for Academic Purposes Program (“Fu-Tai EAP Program”)	Strait College of Minjiang University	September 2011 (to be discontinued in July 2022)

(iii) Strait College International General Education Courses Program (“Strait IGEC Program”)

Initially hosted by IEN College of Minjiang University in September 2013, then transferred to Strait College of Minjiang University after IEN College of Minjiang University rebranded to FMP in January 2017

September 2013

(iv) Sino-New Zealand NZTC Program (“NZTC Program”)	Fujian Preschool Education College	September 2013 (discontinued in July 2019)

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

Students taking our language courses under the FMP EAP Program are typically those who have lower English proficiency and who would have difficulty in being admitted to a university overseas. However, these students benefit from the intensive English curriculum, receiving one year of Australia English for Academic Purposes, or EAP training from our teachers, with 448 class hours for their freshman year.

Pursuant to our currently effective EAP Agreement with FMP, which covers students in graduating classes from 2024 to 2028, we are responsible for designing curriculum meeting EAP English standards, recommending and managing EAP faculty, providing a mobile learning platform to students, providing a course preparation platform to teachers, and execution and performance of the curriculum we develop. Our educational services and responsibility only cover the first year of EAP training. Afterwards, we are not responsible for providing additional services to students, no matter whether they choose to continue to stay with FMP for one additional year for a diploma, or choose to pursue the overseas study in Australia for higher education.

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

The average tuition fee that FMP charges to enrolled students is RMB9,000 ($1,414) per student for the school year. Since our services only cover the first year of EAP courses training, we receive RMB9,000 ($1,414) per student for the school year.

For the fiscal year ended December 31, 2021, there were 1,225 students enrolled in the FMP EAP Program. Since 2014, we have served a total of 4,686 students (including those enrolled in IEN College of Minjiang University before the institute’s rebranding).

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

For the fiscal year ended December 31, 2021, there had been 553 students enrolled in the Joint Talent Program. Since 2014, we have assisted 5,512 students.

We expect Fu-Tai EAP Program to discontinue after the expiration of our current EAP Agreement with Strait College.

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

The average tuition fee that the Strait College charges to enrolled students is RMB28,000 ($4,400) per school year, and we receive 35%/40% of the tuition fee. The portion of tuition fees we receive from Strait College is RMB9,800 ($1,540) per student per school year for enrolled students for the first two years, and RMB11,200 ($1,760) per student per school year for enrolled students for the remaining two years.

For the fiscal year ended December 31, 2021, there had been 710 students enrolled in the Strait IGEC Program. Over the years, we have assisted an aggregate of 5,597 students.

Sales of textbooks and course materials

In connection with our educational services provided to students enrolled under the Sino-foreign Jointly Managed Academic Programs, we are responsible for recommending foreign faculty to teach in Chinese host universities / colleges, and are responsible for development and delivery of major course content and teaching materials to ensure that the teaching quality meets international standards. As of the date of this annual report, we have developed, edited, and published 12 English textbooks and course materials with emphasis on language training (including reading, writing, speaking and listening skills) and have distributed those to the Chinese host universities to be used in the joint education programs. We own the copyright to our textbooks.

Overseas Study Consulting Services

One-on-one Private Tutoring Model

Prior to 2020, we offered one-on-one private tutoring to students as part of our overseas study consulting services. Due to the impact of COVID-19 pandemic, we ceased to offer such services in 2020.

We started offering Overseas Study Consulting Services in 2017. Our Overseas Study Consulting Services catered to students who wished to study overseas to enrich their life learning experiences and to expand their horizons and employment options. Our Overseas Study Consulting Services were typically provided under a one-on-one private tutoring model with a duration of four to six months. Most of the students who accepted our services were interested in pursuing art major in foreign academic institutions. We established and maintained a working relationship with nearly 100 foreign academic institutions globally. We provided school and university information to our students to help them make informed decisions on the institutions to submit application to and majors to pursue. We sought to recommend the appropriate schools to our students based on their individual needs and situations.

In addition, we helped our students prepare their school application packages and advise on their entire admission process. We provided services to students with respect to study plans, language training and test preparation courses to assist them in improving their foreign language skills and help them achieve higher scores in international admission and assessment tests.

Moreover, we helped students on their visa applications and related paperwork, and offered optional overseas services, such as finding accommodation and travel assistance.

A physical location was not always needed under this one-one-one model, and when a physical location was required, services were offered at our headquarters location in Beijing.

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

Our average fee charged to students under the one-on-one private tutoring model ranged from RMB38,000 (approximately $5,454) to RMB63,000 (approximately $9,041) per student. Additionally, for our students who intended to study in Italy, after arrival, they were still required to attend language schools for at least six months (up to 12 months, depending on the type of visa they hold) in Italy. In 2019, we entered into a cooperation agreement with Linguaviva Education Group, a language school and overseas service provider in Milan, to better serve these students. In return, we were entitled to receive an additional $2,470 to $2,779 per student from the local partner after the student paid such local partner’s language and art related course tuition in full. We had 42 students enrolled at Linguaviva Education Group in 2019. Due to the COVID-19 pandemic, we did not have any students enrolled at Linguaviva Education Group in 2020.

On-campus Overseas Study Consulting Services

In January 2019, we entered into a cooperation agreement with the School of Continuing Education of Beijing Foreign Studies University for a German language program (the “2019 German Language Program Agreement”), and on November 2018, we entered into a cooperation agreement with the China Academy of Art for an Italian language program (the “2018 Italian Language Program Agreement”), in order to provide our Overseas Study Consulting Services utilizing these partnering schools’ facilities and other hardware. The Italian language program was subsequently suspended as a result of the travel restrictions due to the COVID-19 outbreak. In April 2021, we renewed our cooperation agreement for the German language program with the School of Continuing Education of Beijing Foreign Studies University. In March 2021, we also entered into another cooperation agreement with the School of Continuing Education of Beijing Foreign Studies University for a Russian language program. Our on-campus overseas study consulting services are similar to those we provided under our one-on-one model, including school application review, visa application and interview preparation.

For the fiscal year ended December 31, 2021, there were 27 students enrolled in the School of Continuing Education of Beijing Foreign Studies University German program, 27 students enrolled in the School of Continuing Education of Beijing Foreign Studies Russian program, and no students enrolled in the China Academy of Art Italian language program. The service fees we expect to receive are approximated $4,211 per student per school year for Beijing Foreign Studies University for the German language program and approximately $3,646 for the Russian language program. We received all services fees generated from the 2021 German Language Program Agreement and the 2021 Russian Language Program Agreement as of December 31, 2021.

Technological Consulting Services for Smart Campus Solutions and Technical Support Services for Other Entities

We started to provide smart campus related technological consulting services to targeted Chinese universities since 2017. Our Technological Consulting Services for Smart Campus Solutions utilize advanced information technology such as cloud computing, mobile internet, artificial intelligence and big data analytics to provide overall solutions to Chinese universities in order to improve their teaching, research, student data management, storage and processing, and campus life services, and to optimize their teaching and operating environment and improve operational efficiency. By leveraging hardware such as sensors, digital portals, electronic blackboards, smartboards, projectors, LED display panels, high-definition classroom audio and sound system and other lab-based equipment, together with data management applications, our solutions are built on both software and hardware to deliver capabilities for real-time and predictive analytics, increased collaboration and performance management. By way of illustration, some of the services we provide include campus intranet solution buildout, school management software customization, smart devices (mainly Internet of things, or IoT devices, extending the Internet connectivity to physical devices) installation and testing, and school management data collection and analysis, all of which can be specifically tailored to meet a client’s particular needs.

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

In December 2020, we successfully provided services under four agreements (the “WWH Agreements”) with Wuhan Wangjie Hengtong Information Technology Co., Ltd. (“WWH”), one of the service providers of State Grid Corporation of China (“SGC”), a Chinese state-owned electric utility corporation, to provide technical support services for SGC. Pursuant to the WWH Agreements with terms ranging from one month to one year in 2020, we agreed to provide technical support for the construction of the comprehensive operational capacity of SGC’s power supply command center, in order to achieve the function of multi-location video conference, which is used for scheduling meetings, consultations, discussions and training sessions. We also agreed to develop remote video interactive information system for SGC and optimize the operation of SGC’s service power supply supervision and management platform. In 2021, our agreements with WWH were not renewed.

Case Study: Smart Campus Solutions for FMP

Pursuant to our 2017 Smart Campus Project Agreement with FMP (the “2017 FMP Smart Campus Agreement”), we were commissioned to design and develop a comprehensive software and hardware solution (including the SaaS-based platform we develop) to FMP to address traditional campus challenges it faced, such as low management efficiency, poor service experience, severe energy waste, weak comprehensive security, and high operational costs. Under this agreement, we retain the copyrights of the 20 software we developed for this project.

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

As of December 31, 2021, the total outstanding contract assets from the 2017 and 2019 FMP Smart Campus Agreements were $2.0 million.

Technological consulting services for companies and businesses

In addition to serving universities and colleges, we are actively seeking opportunities to utilize our rich experiences in providing technological consulting services to serve private companies. In 2020, we entered into four agreements with WWH, one of the service providers of SGC, a Chinese state-owned electric utility corporation, to provide technical consulting and support services for SGC. Under these agreements, we provided technical support for the construction of the comprehensive operational capacity of SGC’s power supply command center, in order to achieve the function of multi-location video conference and could be used for meetings, consultations, discussions and training sessions. We also developed remote video interactive information system for SGC and optimized the operation of SGC’s service power supply supervision and management platform. In 2021, our agreements with WWH were not renewed.

Integration of Enterprises and Vocational Education (Tailored job readiness training services)

In order to further diversify our business and to utilize our resources and network, we rolled out a new line of business, i.e., Integration of Enterprises and Vocational Education in late 2019. Currently, we contract with employers to provide job readiness training to graduating students from the appropriate partner schools so that such students would be better equipped to serve the employer at their respective job positions. Typically, we forge partnerships with selected Chinese vocational schools or colleges to provide tailored job readiness training services to students. The partner schools utilize their existing administrative ability, campus classrooms and facilities to recruit students into such training programs. We select, recruit and appoint qualified faculty, trainers or professionals to provide trainings and bears related costs, develop and deliver major training content and materials to students to optimize their learning outcome, improve their social and technical skills, coordinate with employers to provide internship job opportunities to students and eventually help students to find appropriate jobs after completion of the trainings and graduation. We actively support and interacts with enrolled students to ensure completion of the trainings, which normally takes several months to three years. Our contracts with partner schools are fixed price contracts, pursuant to which, we are to receive a fixed portion of training fees for services rendered. The training fees are collected first by partner schools from enrolled students before the training services start, and then remitted to us. We initially record such training service fees as deferred revenue and ratably recognized it as revenue over the training service period as our performance obligations related to teaching, training, management and other supporting services are carried throughout the training period. For the fiscal years ended December 31, 2021, 2020 and 2019, we earned $137,772, $76,400 and $4,000, respectively, from providing tailored job readiness training services to students.

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

For the fiscal year ended December 31, 2021, there were five foreign language teachers recommend by us teaching at FMP and Strait College (including the Fu-Tai EAP Program and the Strait IGEC program).

Employees

We had 27, 41 and 98 full-time employees as of December 31, 2021, 2020 and 2019, respectively. Most of our full-time employees have signed employment agreements for three years. The Company and its employees may elect to re-negotiate and renew the employment agreements before expiration. The following table sets forth the number of our full-time employees, categorized by function as of December 31, 2021:

Management	2
Sales staff	10
Technical support staff	6
Operations staff	4
Administrative staff	5
Total	27

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

Branding and Marketing

As part of our sales and marketing efforts, we have built a specialized art and creativity talent online-community operations team with more than 100,000 followers over several social media platforms, including Zhihu, Weibo and WeChat. These followers fall into various interest categories, such as comics, art portfolio studies, clothing design and overseas studies for art students. For the fiscal years ended December 31, 2021 and 2020, we invested approximately $3,381 and $230,000, respectively, in marketing and promotion.

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

Line of Business	Competitors
Services Provided under Sino-foreign Jointly Managed Academic Programs	•	China Maple Leaf Educational Systems Limited
	•	Beida Jade Bird Group
	•	Huali University Group Limited

Overseas Study Consulting Services	•	Dadi Education Holdings Limited
	•	China Media Group
	•	Beijing Lanxum Technology Holdings Limited

Technological Consulting Services Provided for Smart Campus Solutions	•	Wasu Media Holding Co., Ltd.
	•	Newcapec Electronics Co., Ltd.
	•	Zhejiang Zhengyuan Zhihui Technology Holdings Limited

Integration of Enterprises and Vocational Education	•	Shiji Dingli Holdings Limited
	•	Shanghai Xin Nanyang Angli Education Technology Holdings Limited
	•	Changsha Kaiyuan Instrument Co., Ltd.

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

In addition, our intellectual property rights include 8 trademark registrations in the PRC and two domain names registrations. We currently own two patents through our PRC subsidiary China Liberal Beijing, including one utility model patent and one design patent.

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

Copyrights

As of the date of this annual report, we have registered 12 copyrights in our textbooks in the PRC, and 12 textbooks have been published. Details of published books are set out below:

No.	Name of Publication	Copyright Owner	Publication Date	ISBN
1	Boya Listening and Speaking 1	China Liberal Beijing	September 2019	978-7-309-14562-5/H.2933
2	Boya Listening and Speaking 2	China Liberal Beijing	February 2020	978-7-309-14851-2/H.2958
3	Boya Listing and Speaking 3	China Liberal Beijing	July 2020	978-7-309-15132-9/H.3016
4	Boya Writing 1	China Liberal Beijing	September 2019	978-7-309-14555-7/H.2929
5	Boya Writing 2	China Liberal Beijing	December 2019	978-7-309-14717-9/H.2942
6	Boya Writing 3	China Liberal Beijing	August 2020	978-7-309-15128-2/H.3012
7	Boya Writing 4	China Liberal Beijing	December 2020	978-7-309-15129-9/H.3013
8	Boya Reading 1	China Liberal Beijing	September 2019	978-7-309-14513-7/H.2924
9	Boya Reading 2	China Liberal Beijing	December 2019	978-7-309-14739-1/H.2953
10	Boya Reading 3	China Liberal Beijing	August 2020	978-7-309-15130-5/H.3014
11	Boya Reading 4	China Liberal Beijing	January 2021	978-7-309-15131-2/H.3015
12	Boya Listing and Speaking 4	China Liberal Beijing	January 2021	978-7-309-15447-4/H.3050

As of the date of this annual report, we have registered 24 software copyright registration in the PRC, details of which are set out below:

No.	Software Name	Registration No.	Date of Development	Date of First Publication
1	China Liberal Cloud Classroom Management System 1.0	2016SR040754	September 30, 2015	October 1, 2015
2	China Liberal Cloud Classroom Teacher Software 1.0	2016SR046771	September 30, 2015	October 1, 2015
3	China Liberal Cloud Classroom Student Software 1.0	2016SR044977	September 30, 2015	October 1, 2015
4	China Liberal Cloud Classroom Lesson Planning System 1.0	2016SR123004	September 30, 2015	October 1, 2015
5	China Liberal Cloud Classroom Learning Statistical Data System 1.0	2016SR122336	September 30, 2015	October 1, 2015
6	China Liberal Cloud Classroom Recommendation System 1.0	2016SR130198	September 30, 2015	October 1, 2015
7	China Liberal Cloud Classroom Practice Questions System 1.0	2016SR123966	September 30, 2015	October 1, 2015
8	Pocket Classroom (Android) Software 1.0	2017SR036399	September 1, 2016	Not published
9	Pocket Classroom (IOS) Software 1.0	2017SR037051	September 1, 2016	Not published
10	Pocket Classroom (Android) Software 1.0	2017SR040835	September 1, 2016	Not published
11	Pocket Classroom (IOS) Software 1.0	2017SR040674	September 1, 2016	Not published
12	Pocket Classroom Date Management System 1.0	2017SR036411	September 1, 2016	Not published
13	China Liberal Smart Campus Registrar System (For Teacher)	2017SR712252	September 1, 2017	Not published
14	China Liberal Smart Campus Registrar System (For Student)	2017SR714193	September 1, 2017	Not published
15	My Lessons (Android) Software	2017SR710050	September 1, 2017	Not published
16	My Lessons (IOS) Software	2017SR707597	September 1, 2017	Not published
17	My Textbook (Android) Software	2017SR712427	September 1, 2017	Not published
18	My Textbook (IOS) Software	2017SR709724	September 1, 2017	Not published
19	University Students Image Big Data System	2019SR0979256	July 2, 2018	Not published
20	China Liberal Smart Campus Office Automation Management System	2019SR0023351	September 1, 2018	Not published
21	China Liberal Smart Campus Human Resources Management System	2019SR0021945	November 2, 2018	Not published
22	China Liberal IoT Attendance Management Platform	2019SR0324187	January 4, 2019	January 4, 2019
23	China Liberal Laboratory Operations and Maintenance Management Platform	2019SR03433739	March 11, 2019	March 11, 2019
24	China Liberal Laboratory Safety Management Platform	2019SR0346228	March 11, 2019	March 11, 2019
25	China Liberal Smart Management Platform	2021SR0781264	July 8, 2020	July 8, 2020
26	China Liberal Behavioral Identification System	2021RS0781265	October 13, 2020	October 13, 2020
27	China Liberal AI-SPACE Control System	2021RS0781263	March 10, 2021	March 10, 2021

The right to publish and to monetary gains related to copyrights and software copyrights lasts for 50 years in the PRC, which will expire on December 31 of the 50th year after the date of publication. Such protection will not be extended if the textbook or software is not published within 50 years after the date of its completion or development.

Trademarks

As of the date of this annual report, we have eight registered trademarks in the PRC, details of which are set out below:

No.	Trademark	Class	Registration No.	Registration Date	Expiration Date
1		41	12291328	August 28, 2014	August 27, 2024

2		42	12291054	August 28, 2014	August 27, 2024

3		9	17328159	September 7, 2016	September 6, 2026
4		42	17328158	September 7, 2016	September 6, 2026
5		41	21854350	December 28, 2017	December 27, 2027
6		42	21854351	December 28, 2017	December 27, 2027
7		41	21869652	December 28, 2017	December 27, 2027

8		42	43028991	December 14, 2020	December 13, 2030

Domain Names

As of the date of this annual report, we have registered the following two domain names in the PRC, details of which are set out below:

No.	Holder	Domain name	Registration Date	Expiration Date
1.	China Liberal Beijing	chinaliberal.com	July 30, 2013	July 30, 2022
2.	China Liberal Beijing	byaispace.com	February 29, 2020	February 28, 2024

Legal proceedings

We are not currently a party to any material litigation the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business, operating results, cash flows or financial condition.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

We operate our business in the PRC under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the State Administration of Foreign Exchange, or SAFE, MOFCOM, the National Development and Reform Commission, or NDRC, the Ministry of Education, or MOE, the General Administration of Press and Publication, or GAPP, the State Administration for Market Regulation, or SAMR, formerly known as the State Administration for Industry and Commerce, the Ministry of Civil Affairs, or MCA, the Ministry of Culture, or MOC, and their respective authorized local counterparts.

Regulations on Education

The principal regulations governing private education in China consist of the Education Law of the PRC, The Law for Promoting Private Education (2018) and The Implementation Rules for the Law for Promoting Private Education (2004), and the Regulations on Sino-Foreign Cooperation in Operating Schools. Below is a summary of relevant provisions of these regulations.

Education Law of the PRC

On March 18, 1995, the National People’s Congress enacted the Education Law of the PRC, which was amended on August 27, 2009 and December 27, 2015, and further amended on April 29, 2021. The Education Law sets forth provisions relating to the fundamental education systems of the PRC, including a school system of pre-school education, primary education, secondary education and higher education, a system of nine-year compulsory education, a system of vocational education and a system of continuing education. The Education Law stipulates that the government formulates plans for the development of education and establishes and operates schools and other institutions of education and in principle, enterprises, social organizations and individuals are encouraged to operate schools and other types of educational organizations in accordance with PRC laws and regulations. Meanwhile, schools and other educational institutions established or run with fiscal expenses or donated assets shall not operate for profit-making purposes. The Education Law of the PRC establishes a general regulatory framework of education industry in the PRC, while specific requirements and obligations applicable to education providers are set forth in various regulations. Neither China Liberal Beijing nor China Liberal Fujian is aware of any of its current business activities being in violation of the Education Law of the PRC.

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

Neither China Liberal Beijing nor China Liberal Fujian is required to obtain such permits. Rather, the Chinese host universities / colleges are responsible for obtaining and maintaining currently valid permits.

Regulations on Private Schools

The Law for Promoting Private Education (2018) and The Implementation Rules for the Law for Promoting Private Education (2021)

The Decision of the Standing Committee of the National People’s Congress on Amending the Law for Promoting Private Education of the PRC, has been promulgated by Order No. 55 of the President of the PRC on November 7, 2016, became effective on September 1, 2017, and later further amended on December 29, 2018 (the “2018 Private Education Law”).

The Implementation Rules for the Law for Promoting Private Education (2004) became effective on April 1, 2004, and amended on May 14, 2021 (the “2021 Implementation Rules”), which became effective on September 1, 2021.

Under these regulations, “private schools” are defined as schools established by social organizations or individuals using non-government funds.

In addition, private schools providing certifications, pre-school education, education for self-study aid and other academic education are subject to approval by the education authorities at or above the county level, while private schools engaging in occupational qualification training and occupational skill training are subject to approvals from the authorities in charge of labor and social welfare at or above the county level. A duly approved private school will be granted a Permit for operating a Private School, and shall be registered with the MCA or its local counterparts as a privately run non-enterprise institution in accordance with the Article 12 of the 2018 Private Education Law.

Under the above regulations, private schools have the same status as public schools, though private schools are prohibited from providing military, police, political and other kinds of education of a sensitive nature. However, the operation of a private school is highly regulated.

The sponsors of privately-run schools may establish non-profit or for-profit privately-run schools at their own discretion. However, they are prohibited from establishing for-profit privately-run schools providing compulsory education. The sponsor of a for-profit privately-run school may gain proceeds from school running, and the cash surplus of the school shall be disposed of in accordance with the Civil Code and other relevant laws and administrative regulations. Private schools are divided into two categories: non-profit privately-run school and for-profit privately-run schools.

At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the school development. In the case of a private school that requires reasonable returns, this amount shall be no less than 10% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equal to no less than 10% of the annual increase in the net assets of the school, if any. Private schools that do not require reasonable returns shall be entitled to the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be formulated by the finance authority, taxation authority and other authorities under the State Council. To date, however, no regulations have been promulgated by the relevant authorities in this regard.

Under the 2018 Private Education Law and the 2021 Implementation Rules, there is no explicit provisions that China Liberal Beijing is not required to obtain any permit or approval for providing art or language related training courses, including a future China Liberal-branded school. However, China Liberal Beijing’s business for art and language training courses was terminated, and Liberal-branded school is not established. Therefore, we do believe that we are not subject to 2018 Private Education Law and 2021 Implementation Rules.

Regulations on Publishing and Distribution of Publications

The Administrative Regulations on Publications (2020)

In December 2001, the PRC State Council promulgated the Administrative Regulations on Publications, which became effective on February 1, 2002 and were later amended several times in 2011, 2013, 2014, 2016 and November 29, 2020 (the “Publication Regulation”). The Publication Regulations apply to publication activities, i.e., the publishing, printing, copying, importation or distribution of publications, including books, newspapers, periodicals, audio and video products and electronic publications, each of which requires approval from the relevant publication administrative authorities.

Pursuant to the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2021 Version) (the “2021 Negative List”), foreign investment in editing, publishing and production of books, newspapers, periodicals, audio and video products and electronic publications shall be prohibited. Since January 2021, all of our textbooks have been published and distributed through a qualified publisher we engage, and therefore, our business operations related to selling our textbooks are not prohibited under the 2021 Negative List.

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

We were subject to these regulations on publishing and distribution of publications even though we limit the use of our textbooks to a small number of students (rather than selling to the general public) prior to January 2021. However, since January 2021, all of our textbooks have been published and distributed through a qualified publisher we engage, and therefore, we are not currently required to obtain any above-mentioned approvals or permits for selling our textbooks. Although as of the date of this annual report, we have not been subject to any fines or other forms of regulatory or administrative penalties or sanctions due to the lack of any the above-mentioned approvals or permits we failed to obtain prior to January 2021, we cannot assure you the government authorities will not impose any penalties or sanctions on us in the future for any incompliance in the past. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business—Our failure to obtain and maintain approval and permit related to publishing and selling our textbooks could have a material adverse impact on our business, financial conditions and results of operations.”

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

Regulation Related to Internet Information Security and Privacy Protection

Pursuant to the PRC Cyber Security Law issued by the SCNPC on November 7, 2016, effective as of June 1, 2017, “personal information” refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify individuals’ personal information including but not limited to: individuals’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. The PRC Cyber Security Law also provides that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; (iii) network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected. However, if the information has been processed and cannot be recovered and thus it is impossible to match such information with specific persons, such circumstance is an exception.

The Office of the Central Cyberspace Affairs Commission, the Ministry of Industry and Information Technology (the “MIIT”), the Ministry of Public Security (the “MPS”), and the SAMR jointly issued an Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Apps on January 23, 2019 to implement special rectification works against mobile Apps that collect and use personal information in violation of applicable laws and regulations, where business operators are prohibited from collecting personal information irrelevant to their services, or forcing users to give authorization in a disguised manner. On November 28, 2019, the National Internet Information Office, the MIIT, the MPS and the SAMR further jointly issued a notice to classify and identify illegal collection and use of personal information.

Pursuant to the Notice on Promulgation of the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which was promulgated by the CAC, the MIIT and certain other government authorities on March 12, 2021 and became effective on May 1, 2021, “necessary personal information” refers to the personal information necessary for ensuring the normal operation of an app’s basic functional services, without which the app cannot achieve its basic functional services. For learning and education App, the basic functional services are “online tutoring, online classes, etc.” and the necessary personal information is mobile phone numbers of registered users.

Further, the SAMR promulgated the Measures for the Supervision and Administration of Online Transactions, which became effective from May 1, 2021. The measures require that online transaction operators shall not force customers, whether or not in a disguised manner, to consent to the collection and use of information not directly related to their business activities by means of one-off general authorization, default authorization, bundling with other authorizations, or the suspension of installation and use. Otherwise, such online transaction operator may be subject to fines and consequences under related laws and regulations, including without limitation suspension of business for rectification and revocation of permits and licenses.

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data an information.

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

On November 14, 2021, the CAC published the Security Administration Draft, which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. According to the Security Administration Draft, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. The deadline for public comments on the Security Administration Draft was December 13, 2021.

On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures, or the Cybersecurity Review Measures, which took effect on February 15, 2022 and replaced the original Cybersecurity Review Measures promulgated on April 13, 2020. Pursuant to the Cybersecurity Review Measures, if critical information infrastructure operators purchase network products and services, or network platform operators conduct data processing activities that affect or may affect national security, they will be subject to cybersecurity review. A network platform operator holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public overseas.

Our business operations do not currently involve the procurement of network products and services or data processing as network platform operators. We do believe that the Cybersecurity Review Measures do not apply to our Company, and we are not required to conduct cybersecurity review.

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

With respect to the establishment and operation of wholly foreign-owned projects, or WFOE, the MOFCOM and NDRC, promulgated 2021 Negative List on December 27, 2021, which became effective on January 1, 2022. The 2021 Negative List has replaced the Special Administrative Measures for the Access of Foreign Investment (2020 Version) (the “2020 Negative List”) and serves as the main basis for management and guidance for the MOFCOM to manage and supervise foreign investments. Those industries not set out in the 2021 Negative List shall be classified as industries permitted for foreign investment. None of our lines of business, i.e. Sino-foreign Jointly Managed Academic Programs, Overseas Study Consulting Services, Technological Consulting Services for Smart Campus Solutions, Integration of Enterprises and Vocational Education, and sale of textbooks and course materials, are on the 2021 Negative List. Therefore, the Company is able to conduct its business through its wholly owned PRC subsidiaries without being subject to restrictions imposed by the foreign investment laws and regulations of the PRC.

China Liberal Beijing completed its registration as a whole foreign owned enterprise on February 1, 2019 and the Administrative Bureau for Industry and Commerce of the City of Beijing issued China Liberal Beijing the relevant business license on the same date. Overall, the Law of Foreign Investment and its implementation regulations establish the clear principle of applying national treatment to foreign-invested enterprises except those engaged in industries on the 2021 Negative List. Since our current and planned business is not on the 2021 Negative List, to the best of our knowledge, we do not anticipate the Law of Foreign Investment and its implementation regulations to create any material adverse effect to our Company’s business.

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

Regulations on Foreign Exchange

Regulations on Loans to and Direct Investment in the PRC Entities by Offshore Holding Companies

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the MOF that became effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which accordingly are foreign-invested enterprises, are considered foreign debts. Pursuant to the Measures for the Administration of Foreign Debt Registration issued by SAFE on April 28, 2013, the Notice on Matters concerning the Macro-Prudential Administration of Full-Covered Cross-Border Financing issued by the People’s Bank of China on January 11, 2017 and Notice on Adjustments to Macro-prudential Regulation Parameters for Full-covered Cross-border Financing issued by the People’s Bank of China and the State Administration of Foreign Exchange on March 11, 2020, the total amount of accumulated foreign debt borrowed by a foreign-invested enterprise is subject to an upper limit calculated based on a statutory formula, and the foreign-invested enterprise is required to file with SAFE after entering into relevant foreign debt contract and within at least three business days before drawing any money from the foreign debts.

According to applicable PRC regulations on foreign-invested enterprises, if a foreign holding company makes capital contributions to its PRC subsidiaries, which are considered foreign-invested enterprises, the PRC subsidiaries must file with the MOFCOM or its local counterpart in connection with the increase of their respective registered capital. The PRC subsidiaries may not procure loans which exceed the difference between their respective total investment amount and registered capital, or 2.5 times of the amount of such PRC subsidiary’s net assets, whichever is larger.

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

As of December 31, 2021, China Liberal Beijing has complied with all these regulations.

C. Organizational Structure

The following diagram illustrates our current corporate structure, which includes our subsidiaries as of the date of this annual report:

D. Property, Plants and Equipment

Our principal executive offices are located at Room 1618 Zhongguangcun MOOC Times Building, 18 Zhongguangcun Street, Haidian District, Beijing, People’s Republic of China with office space of approximately 3,390 square feet. We also lease another office and storage space in Beijing with an aggregate area of 501 square feet, and the lease for this space will expire in June 2022. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

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

Prior to 2020, we had benefited from Chinese students’ increasing demand for international education. Such demand was primarily driven by an increasing number of Chinese students seeking quality educations and who aspire to study abroad, which is in turn driven by factors including, but not limited to: (i) an increasing number of affluent families in China, (ii) the rising recognition of the quality of higher education overseas, and (iii) the emphasis placed by Chinese parents on the importance of enrollment in globally-recognized universities to improve their children’s career prospects. Due to the COVID-19 outbreak and ensuing international travel bans, students were restricted from pursuing their overseas education, and the demand for international education decreased significantly in 2020 but had a slight recovery in 2021. Any potential resurgence and continued uncertainties associated with the COVID-19 pandemic may continue to restrict students from pursuing their overseas education in the near term, which may negatively impact on our financial position, results of operations and cash flows.

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

Our tuition and service fees

Our results of operations are directly affected by the level of the tuition and service fees we charge to our students. Under our cooperation with Chinese host universities / colleges for Sino-foreign Jointly Managed Education Programs, the Chinese host universities / colleges determine on the amount of tuitions and fees charged to enrolled students, ranging from RMB15,000 ($2,357) per student per school year to RMB28,000 ($4,400) per student per school year, depending on the applicable education programs. The total fees we receive from tuition collected by these universities and colleges varies based on the terms of our contracts with the Chinese host universities we partner with, and are based on our services rendered and can range from RMB2,250 ($354) to RMB11,200 ($1,760) per student per school year. With respect to Sino-foreign Jointly Managed Academic Programs, our contracts with Chinese host universities / colleges provide that (1) the host universities / colleges will withhold the tuition collected from students for one to three months after the academic school year starts in September, and then remit the portion of tuition fees to us after the student headcounts have been finalized, and (2) the portion of tuition fee that we are entitled to receive is calculated based on the final actual number of students retained with the universities / colleges after any student dropout has been adjusted. Accordingly, any tuition refund has already been deducted by host universities / colleges before we receive our portion of the tuition fees. For accounting purposes, at the beginning of each academic school year, we initially accrue the estimated refund based on an historical 1% student dropout rate, and make subsequent true-up adjustments after the final number of students retained with the host universities/colleges is determined. Such adjustments were immaterial for the years ended December 31, 2021, 2020 and 2019. Our ability to receive our portion of tuition fee from Chinese host universities / colleges largely depends on whether Chinese host universities / colleges are satisfied with our teaching services, or whether we can maintain positive communication with Chinese host universities / colleges to resolve any service deficiency in a timely manner. Any extended tuition withholding or delayed tuition payment to us from Chinese host universities / colleges due to our service deficiency, may negatively impact our revenue, results of operations and financial condition.

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

Our ability to control costs and expenses and improve our operating efficiency

Staffing costs and administrative expenses directly impact on our profitability. Staffing costs are positively correlated with the size of our staff appointed to each Chinese host universities/colleges and their individual student base, while administrative expenses, are relatively fixed. Under our Sino-foreign Jointly Managed Academic Programs, Chinese host universities / colleges may require us to substitute our foreign teachers in the event that their performance is not satisfactory, and we may be required to adjust teaching textbooks, course materials and curriculums in a timely manner in order to achieve satisfactory teaching result. The Chinese host universities / colleges have the right to withhold our portion of the tuition if we do not take corrective action when our service deficiency is identified. Any costs related to teacher substitution, textbooks, course materials and curriculums adjustment should be borne by us. Historically, we have maintained active communications with the host universities / colleges in order to obtain feedback on the quality of the services performed, and any identified service deficiency has been corrected in a timely manner, which led to immaterial costs associated with teacher substitution, textbooks, course materials and curriculums adjustment for the years ended December 31, 2021, 2020 and 2019. Our ability to drive the productivity of our staff and enhance our operating efficiency affects our profitability. If we fail to implement initiatives to control costs (including teacher substitution, textbooks, course materials and curriculums adjustment related costs) and improve our operating efficiency over time, our profitability will be negatively impacted.

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

Impact of the COVID-19 on Our Performance and Financial Indicators

Our results of operations and financial conditions in 2021 were affected by the COVID-19 pandemic and may continue to be affected by COVID-19 pandemic in 2022 and potentially beyond. COVID-19 has impact on China’s study abroad consulting and training services industry and the business operations of our Company. The extent to which COVID-19 impacts our results of operations in the future will depend on the future developments of the pandemic, including new information concerning the global severity of and actions taken to contain the pandemic, which are highly uncertain and unpredictable. In addition, our results of operations could be adversely affected to the extent that the pandemic harms the Chinese and global economy in general. See also “Item 3. Key Information —D. Risk Factors— Risks Related to Our Business—We face risks related to natural disasters, extreme weather conditions, health epidemics including the COVID-19, and other catastrophic incidents, which could significantly disrupt our operations.”

The pandemic and related travel restrictions have affected and may continue to adversely affect our business and results of operations, including the demand for our services and the ability of partner schools to pay back accounts receivable on a timely basis. We will pay close attention to the future development of COVID-19 pandemic, and perform further assessment of its impact and take relevant measures to minimize the impact. Uncertainties associated with COVID-19 pandemic may cause the Company’s revenue and cash flows to underperform in the next 12 months. See “—Recent Development” for more details on our development and performance under the impact of COVID-19 pandemic.

Economic and Political Risks

Our operations are mainly conducted through the PRC subsidiaries in the PRC. Accordingly, our business, financial conditions, and results are influenced by political, economic, and legal environment of the PRC.

Our results may be affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, industry production regulations and guidance, anti-inflationary measures, currency conversions, remittances abroad, and rates and methods of taxation, among other things.

Recent Developments

The Company’s operations may be further affected by the ongoing COVID-19 pandemic. The COVID-19 pandemic and corresponding international travel bans since December 2019 have restricted students from pursuing their overseas education in Europe, Australia, the United States and other foreign countries, which in turn reduced the number of students for the Company’s one-on-one consulting services, as well as postponed payment from the Company’s partnering schools. In 2020, we ceased to offer one-on-one consulting services due to COVDI-19 pandemic, and in 2021, we permanently ceased to provide our one-on-one consulting services. In 2021, we completed 18 “smart campus” projects with Chinese universities / colleges with an average revenue of $58,859 per project. Our total revenue from technological consulting services for smart campus solutions decreased by about 46.9% in 2021 as compared to 2020. These services represented approximately 27.1% of total revenue in 2021.

The Company’s revenue from Sino-foreign Jointly Managed Academic Programs was impacted to a certain extent. Total number of enrolled students decreased by 9.8% in 2021 as compared to 2020. However, due to the COVID-19 pandemic, the internal payment processes of the partnering schools were temporarily delayed by three to six months. As a result, we and our partnering schools mutually agreed to extend the 2021 academic school year tuition payment term from November 2021 to the first half of 2022. However, we don’t believe such delay will result in any collectability risk as the entire balance is expected to be fully received but only slightly later than a typical operating year. Furthermore, this delay in tuition payment does not represent a change in our cooperation model with these partnering schools and we do not expect to incur further tuition payment delays in the future. As of the date of this annual report, all outstanding tuition receivable from partner schools for the fiscal year 2021 is expected to be fully collected.

Also, in response to the outbreak and spread of COVID-19, the Company developed and launched a new product, AI-Space, an all-in-one machine designed to provide highly integrated visualization solutions to customers in order to broaden technological consulting services for smart campus projects. This new product can be used in various application scenarios with strict reliability requirements, including command center, lecture hall, conference room, multi-functional exhibition hall, smart classroom and smart home. Since we launched this new business line in December 2020, revenue generated from this line of business was de minimis in 2021.

The Company also entered into consulting service agreements with business entities other than universities / colleges to provide technological consulting services. In addition, in 2019, the Company started to provide tailored job readiness training services to graduating students from the appropriate partner schools so that such students can be better equipped to serve the employer at their respective job positions. No material income was generated from providing tailored job readiness training services for the fiscal year ended December 31, 2019. Revenue generated from tailored job readiness training services accounted for only 3.5% and 1.5% of the total revenue in 2021 and 2020, respectively.

In March 2021, the Company filed a Registration Statement on Form F-1 to register 6,000,000 ordinary shares of the Company in an effort to offer these shares to potential investors and raise funds as working capital and potential future acquisitions. On April 19, 2021, the Company entered into certain subscription agreements with investors through a self-written public offering, pursuant to which the Company sold an aggregate of 6,000,000 ordinary shares, par value $0.001 per share, at a purchase price of $5.0 per share. The net proceeds to the Company from this offering were $29.0 million.

On February 1, 2022, the Company entered into a stock purchase agreement with Wanwang Investment Limited (“Wanwang”), a company incorporated in the British Virgin Islands, Xiaoshi Huang and Thrive Shine Limited, a company incorporated in the British Virgin Island (together with Xiaoshi Huang, the “Sellers”) to acquire all of the equity interests in Wanwang from the Sellers for a consideration of $60 million. The stock purchase agreement has been amended on February 16, 2022 to update the payment method and the transaction is expected to be closed before May 2022. Wanwang and its subsidiaries hold rights and interests in FMP and Strait College of Minjiang University.

On February 24, 2022, the chief executive officer and chairperson of the board of directors of the Company, Ngai Ngai Lam, purchased 2,000,000 ordinary shares of the Company, par value $0.001 per share, at a purchase price of $1.50 per share, or an aggregate purchase price of $3,000,000.

On April 7, 2022, the Company entered into definitive subscription agreements with certain accredited investors in a private placement transaction, pursuant to which the investors agreed to subscribe for and purchase, and the Company agreed to issue and sell an aggregate of 6,000,000 ordinary shares of the Company, par value $0.001 per share, to these investors for an aggregate purchase price of $9.0 million. The Agreements and the transactions contemplated thereby have been approved by the Company’s board of directors on April 1, 2022. The Company expects to complete the offering in late April or May 2022.

Key Financial Performance Indicators

Key financial performance indicators consist of the number of student enrollment, average tuition fees we received from students enrolled under the Sino-foreign Jointly Managed Academic Programs, average service fees we charged to students for our Overseas Study Consulting Services, as well as the number of contracts we signed for smart campus solution projects, which significantly impacted our net revenues, cost of revenues and operating expenses, as discussed in greater detail under “Results of Operations” below.

We derived net revenues from our five operating segments in terms of percentages of our total net revenues from continuing operations as follows in fiscal years 2021, 2020 and 2019:

	For the years ended December 31,
	2021	2020	2019
Revenue from Sino-foreign Jointly Managed Academic Programs	68.5%	55.2%	47.3%
Revenue from Technological Consulting Services for Smart Campus Solutions	27.1%	39.7%	42.4%
Revenue from Overseas Study Consulting Services	0.9%	2.6%	10.0%
Revenue from tailored job readiness training services	3.5%	1.5%	0.0%
Revenue from textbook and course material sales	-	1.0%	0.3%
Total revenue	100%	100%	100%

Revenues from the Sino-foreign Jointly Managed Academic Programs and Overseas Study Consulting Services segments are primarily generated in the form of tuition fees or service fees we charged to students. The amount of revenues is positively linked to the number of student enrollments. Our student enrollment is affected by a mix of factors including, but are not limited to, the number and variety of our programs or service offerings, overall demand for our programs or service offerings, the geographic markets where the programs or services are offered, the pricing of our education programs or services, the fees charged by our competitors for the same or similar programs or services, changes in the regulatory regime applicable to the education industry in China, and our brand reputation.

We had 2,488 students enrolled under our Sino-foreign Jointly Managed Academic Programs in fiscal year 2021, 2,731 in fiscal year 2020 and 2,676 in fiscal year 2019. We had 54 students signed up for our Overseas Study Consulting Services in fiscal year 2021, 33 students signed up in fiscal year 2020 and 56 students signed up in fiscal year 2019. In terms of tuition fee, our Chinese host universities / colleges determine the amount of tuitions and fees charged to enrolled students, ranging from RMB15,000 ($2,357) per student per school year to RMB28,000 ($4,400) per student per school year, depending on the applicable education programs. The total fees we receive from tuition collected by these universities and colleges vary based on the terms of our contracts with the Chinese host universities we partner with, and are based on our services rendered and can range from RMB2,250 ($354) to RMB11,200 ($1,760) per student per school year. Consulting fees we charge students to provide Overseas Study Consulting Services range from RMB38,000 ($5,971) per person to RMB80,000 ($12,571) per person, depending on different majors that our students are planning to pursue in foreign countries, which majors then determine the level of customized tutoring services we provide.

Our revenues from the sales of textbooks and course material are largely affected by the number of students enrolled under the Sino-foreign joint education programs. Revenues from this segment only accounted for nil, 1.0% and 0.3% of our total revenue for the fiscal years 2021, 2020 and 2019, respectively.

Revenues from overseas study consulting services are largely affected by the demand for international education from Chinese students. Due to the COVID-19 outbreak and ensuing international travel bans, students were restricted from pursuing their overseas education, and the demand for international education decreased significantly in 2020. In 2021, we started to expand classroom-based pre-session training services through entering into a service contract with Beijing Foreign Studies University to assist 54 students for German and Russian language training and preparing their visa application materials for preparatory school in Germany and Russia once they have passed required language examinations. Any potential resurgence and continued uncertainties associated with the COVID-19 may continue to restrict students from pursuing their overseas education in the near terms, which may negatively impact on our financial position, results of operations and cash flows.

Our revenues from Technological Consulting Services for Smart Campus Solutions largely depend on the number of contracts we enter into with customers, and on our ability to customize our solutions in a cost-effective way. Our “smart campus” related technological consulting service contracts are primarily on a fixed-price basis, which require us to perform services including project planning, project solution and design, data management application customization, installations of hardware equipment and components, integration of hardware and software application, and post-contract continuous maintenance support, based on the specific needs of each customer. For the fiscal years ended December 31, 2021, 2020 and 2019, we have successfully provided smart campus solutions related technological consulting services to 18, 14 and 35 Chinese universities/ colleges, including FMP Strait College of Minjiang University, Capital Normal University, Beijing University of Chinese Medicine, University of International Business and Economics, Shougang Technician College, Beijing Institute of Technology, North China Electric Power University, University of Chinese Academy of Sciences, Beijing Advanced Technical School of Arts and Craft and China University of Mining & Technology (Beijing), etc.

Cost of revenues

Our cost of revenues consists of salary, welfare and insurance costs for our faculty, rent expense for foreign faculty, textbook and course materials costs, travel, meals and entertainment expenses associated with teaching activities, consulting fees paid to third-parties for course design and teacher training, hardware parts and components purchase costs as well as labor costs incurred to undertake the software application customization for the smart campus projects, and business taxes. Our cost of revenues accounted for 29.4%, 42.9% and 63.9% of our total revenue for the fiscal years 2021, 2020 and 2019, respectively. In anticipation of the increase in our smart campus solution contracts with additional Chinese universities/ colleges, we expect our costs associated with hardware equipment and facilities purchase as well as data management application system customization to further increase in the foreseeable future.

Operating expenses

Our operating expenses consist of selling and marketing expenses and general and administrative expenses.

Our selling expenses primarily include expenses incurred for various sales activities, advertising, payroll expense paid to our sales and marketing personnel as well as shipping and delivery expenses. As a percentage of revenues, our selling expenses accounted for 3.9%, 4.6% and 11.3% of our total revenue for the years ended December 31, 2021, 2020 and 2019, respectively. Although our selling expense decreased in fiscal years 2021 and 2020 due to decreased sales and marketing activities, if our business further grows, we expect that our overall sales and marketing expenses, including but not limited to, advertising expenses, brand promotion expenses and salaries, will continue to increase in the foreseeable future.

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation and professional service expenses. As a percentage of revenues, general and administrative expenses were 96.9%, 23.9% and 14.9% of our revenue for the fiscal years 2021, 2020 and 2019, respectively. We expect our general and administrative expenses, including, but not limited to, salaries and business consulting expenses, to continue to increase in the foreseeable future, as we hire additional personnel and incur additional expenses in connection with the expansion of our business operations.

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

Year ended December 31, 2021 compared to year ended December 31, 2020

	For the years ended December 31
	2021		2020
					Amount	Percentage
		As %		As %	increase	increase
	Amount	of sales	Amount	of sales	(decrease)	(decrease)
Revenue	$3,909,546	100.0%	$5,023,099	100.0%	($1,113,553)	(22.2%)
Cost of revenue	(1,149,148)	29.4%	(2,157,033)	42.9%	(1,007,885)	(46.7%)
Gross profit	2,760,398	70.6%	2,866,066	57.1%	(105,668)	(3.7%)
Operating expenses
Selling expenses	(152,759)	3.9%	(229,656)	4.6%	(76,897)	(33.5%)
General and administrative expenses	(3,778,329)	96.6%	(1,199,690)	23.9%	2,578,639	214.9%
Total operating expenses	(3,931,088)	100.6%	(1,429,346)	28.5%	2,501,742	175.0%
(Loss) income from operations	(1,170,690)	29.9%	1,436,720	28.6%	(2,607,410)	(181.5%)

Interest income	94,195	2.4%	101,257	2.0%	(7,062)	(7.0%)
Other income (expenses), net	126,648	3.2%	(26,035)	0.5%	152,683	586.5%
Total other income (expenses), net	220,843	5.6%	75,222	1.5%	145,621	193.6%

(Loss) income before income tax	(949,847)	24.3%	1,511,942	30.1%	(2,461,789)	(37.2%)
Income tax provision	(300,034)	7.7%	(303,246)	6.0%	(3,212)	(1.1%)
Net (loss) income	($1,249,881)	32.0%	$1,208,696	24.1%	($2,458,577)	(203.4%)

Revenues. Revenues decreased by $1.1 million, or 22.2%, to $3,909,546 in the fiscal year ended December 31, 2021 from $5,023,099 in the fiscal year ended December 31, 2020. The decrease in our revenue was mainly attributable to decreased revenue from our Technological Consulting Services for Smart Campus Solutions in the fiscal year ended December 31, 2021 as compared to the fiscal year ended December 31, 2020, which was mainly caused by a decrease in the average contract price of smart campus related projects by 70.5% as high value contracts with FMP were mainly completed in 2020.

Our revenue by service type is as follows:

	For the years ended December 31,
	2021		2020		Changes
	Amount	%	Amount	%	Amount	%
Revenue from Sino-foreign Jointly Managed Academic Programs	$2,676,147	68.5%	$2,772,679	55.2%	($96,532)	(3.5%)
Revenue from Technological Consulting Services for Smart Campus Solutions	1,059,453	27.1%	1,995,559	39.7%	(936,106)	(46.9%)
Revenue from Overseas Study Consulting Services	36,174	0.9%	129,485	2.6%	(93,311)	(72.1%)
Revenue from tailored job readiness training services	137,772	3.5%	76,400	1.5%	61,372	80.3%
Revenue from textbook and course material sales	-	0.0%	48,976	1.0%	(48,976)	(100.0%)
	$3,909,546	100.0%	$5,023,099	100.0%	($1,113,553)	(22.2%)

Revenue from Sino-foreign Jointly Managed Academic Programs

Our revenue from Sino-foreign Jointly Managed Academic Programs primarily consists of our cooperation with the following Chinese universities:

(i) Fuzhou Melbourne Polytechnic (FMP)

FMP is currently hosting the FMP EAP Program. Before FMP was rebranded in January 2017, FMP’s former entity operating under the name IEN College of Minjiang University also hosted the IGEC program.

(ii) Strait College of Minjiang University (Strait College)

Strait College is currently hosting the Fujian-Taiwan Universities Joint Talent Training Program. Since January 2017, Strait College has also been hosting the IGEC program after it took over this program from the then IEN College of Minjiang University.

Revenues from the Sino-foreign Jointly Managed Academic Programs are primarily generated from tuition fees or service fees we charged to students. Revenue from Sino-foreign Jointly Managed Academic Programs decreased by 3.5% to $2.7 million for the year ended December 31, 2021 from $2.8 million for the fiscal year ended December 31, 2020. This decrease was primarily attributed to a decrease in the number of students by 243, or 9.8%, from 2,731 students for the year ended December 31, 2020 to 2,488 students for the year ended December 31, 2021, which resulted in a decrease of $254,042 in revenue. The decrease was partially offset by an increase in average tuition fees collected from $1,015 per student in 2020 to $1,076 per student in 2021, which resulted in an increase of $157,510 in revenue. The increase in average tuition fee was mainly caused by an appreciation of Renminbi against U.S. dollars while the average tuition fee per student in RMB decreased from RMB6,993 ($1,015) in 2020 to RMB6,931 ($1,076) in 2021.

Revenue from Technological Consulting Services for Smart Campus Solutions and Technical Support Services for Other Entities

Our revenue from providing smart campus related technological consulting service and technical support services for other entities decreased by $936,106, or 46.9%, from $2.0 million for the year ended December 31, 2020 to $1.1 million for the year ended December 31, 2021. The decrease in revenue was mainly attributable to the decrease in average project size from $143,000 per project in 2020 to $58,859 per project in 2021 as compared to 2020. In 2020, we executed three relatively large technological consulting service projects, including the hardware and software installation and digital classrooms for FMP’s experiment-based simulation center for its hotel management major with contract price of RMB5 million ($0.7 million), the digital classrooms for Beijing Institute of Graphic Communications with contract price of approximately RMB1.3 million ($0.2 million) and technical support services provided to a third party enterprise, WWH, with contract price of RMB4.2 million ($612,239). However, in 2021, the 18 projects were with smaller size and scope and accordingly the service fee we charged to customers reduced. The overall decrease in our revenue from technological consulting services for smart campus solutions reflected the above combined reasons.

Revenue from Overseas Study Consulting Services

Overseas Study Consulting Services target those students who wish to study in foreign countries to enrich their learning experiences, expand their horizons, and gain exposure to a broader array of employment opportunities. Our revenue from overseas study consulting services decreased by $93,311, or 75.1%, when comparing the fiscal year ended December 31, 2021 to the fiscal year ended December 31, 2020. During the years ended December 31, 2021 and 2020, our service contract with Beijing Foreign Studies University assisted 27 students and11 students for Russia language training and 27 students and 22 students for German language training, respectively. We recognized $36,174 in revenue when our performance obligations under the service contract were satisfied during the fiscal year 2021. The decrease in revenue from Overseas Study Consulting Services was mainly attributed to the cancellation of visa application to Russia and Germany by the students, which is mainly due to the international travel restrictions caused by the COVID-19 pandemic.

Revenue from Tailored Job Readiness Training Services

In 2019, we also started providing tailored job readiness training services to students from partner schools, so that such students would be better equipped to serve employers at their respective job positions. The revenue generated from this line of business was immaterial in 2019. Approximately $4,000 revenue from tailored job readiness training services in fiscal year 2019 was grouped under our revenues from Sino-foreign Jointly Managed Academic Programs.

The revenue from tailored job readiness training services increased by $61,372, or 80.3% from $76,400 in 2020 to $137,772 in 2021, which was mainly attributed to an increase in the number of students received tailored job readiness training services, from 147 in 2020 to 443 in 2021.

Revenue from textbooks and course material sales

In order to ensure the quality of course content delivered to students and to meet international standards, we have developed, edited, and published 12 English textbooks and course materials with an emphasis on language training, and distributed these materials to students enrolled under our Sino-foreign joint education programs. In 2021, we engaged a publisher to handle the printing these textbooks and course materials. Under our arrangement with the publisher, we charge 8% royalties for each book and we do not receive royalties for the first 5,100 copies of each book. Our revenue from textbooks and course material sales decreased by $48,976, or 100.0% from $48,976 for the fiscal year ended December 31, 2020 to nil for the fiscal year ended December 31, 2021. The decrease was mainly attributed to decreased demand for our textbooks and course materials. According to our agreement with the publisher, we will be able to receive a fee only when the number of copies printed by the publisher exceed a pre-determined volume.

Cost of revenues

Our overall cost of revenue decreased by $1.0 million, or 46.7%, from $2.1 million in fiscal year 2020 to $1.1 million in fiscal year 2021, primarily due to reduced average size and scope of the technology consulting projects completed in 2021. Accordingly costs associated with hardware and components installation in Technology Consulting Services for Smart Campus related projects decreased significantly comparing 2021 to 2020. In addition, our cost associated with Sino-foreign Jointly Managed Academic Programs decreased by $0.2 million, or 38.6%, which was mainly attributable to the decrease in salary, welfare and insurance costs of foreigner teachers in Sino-foreign Jointly Managed Academic Programs. Due to travel bans or restrictions caused by the COVID-19 pandemic, some foreign teachers were unable to enter China and we engaged more Chinese teachers to provide teaching services to students in 2021. Our cost of revenue accounted for 29.4% and 42.9% of our total revenue for the fiscal years ended December 31, 2021 and 2020, respectively.

Gross profit

Our overall gross profit decreased by $105,667, or 3.7%, from $2.9 million in fiscal year 2020 to $2.8 million in fiscal year 2021, while gross profit margin increased by 13.5%, from 57.1% in fiscal year 2020 to 70.6% in fiscal year 2021. The decrease in gross profit was primarily due to a decrease in gross profit contribution from smart campus related technological consulting services, which mainly resulted from the decrease in average project size and average gross profit per project in fiscal year 2021 compared to fiscal year 2020, as we executed more projects with software customization rather than hardware installation in fiscal year 2021. Also, gross profit contribution from Overseas Study Consulting services decreased by 135.6% in fiscal year 2021 compared to fiscal year 2020 due to higher student recruitment costs in 2021. Additionally, gross profit contribution from textbook and course material sales decreased by 100% due to the decrease in publish volume.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the years ended December 31, 2021 and 2020:

	For the years ended December 31,
	2021		2020		Changes
	Amount	%	Amount	%	Amount	%
Selling expenses	$152,759	3.9%	$229,656	16.1%	($76,897)	(166.5%)
General and administrative expenses	3,778,329	96.1%	1,199,690	83.9%	2,578,639	214.9%
Total operating expenses	$3,931,088	100.0%	$1,429,346	100.0%	$2,501,742	(375.0%)

Selling expenses

Selling expenses decreased by $76,897, or 166.5%, from $229,656 for the year ended December 31, 2020 to $152,759 for the year ended December 31, 2021. The decrease in selling expenses was primarily attributable to a decrease in depreciation of $18,236 and a decrease in the rental expenses by $16,018 when we relocated to a smaller office space due to streamlining of operations, a decrease in salary and employee welfare benefit expenses paid to sales and marketing personnel by $14,893, resulting from cutting down our sales and marketing force, and a decrease in office and other miscellaneous expenses. Selling expenses accounted for 3.9% and 4.6% of total revenue for the years ended December 31, 2021 and 2020, respectively.

General and administrative expenses

General and administrative expenses increased by $2.6 million, or 214.9%, from $1.2 million for the year ended December 31, 2020 to $3.8 million for the year ended December 31, 2021, primarily due to an increase in share-based compensation to employees of $2.3 million, an increase in professional service fees of $72,229, an increase in audit fee of $67,300, an increase in investor relation expenses of $61,376, and an increase in director and officer insurance expenses of $34,127. General and administrative expenses accounted for 96.6% and 23.9% of total revenue for the years ended December 31, 2021 and 2020, respectively.

Interest income

Interest income decreased by $7,062, or 7.0%, to $94,195 for the year ended December 31, 2021, from $101,257 for the fiscal year ended December 31, 2020. In connection with the technological consulting services for smart campus projects, we recognized financing component resulted from a timing difference between when control was transferred and when we collected cash consideration from the customer. For the years ended December 31, 2021 and 2020, we recognized $87,589 and $94,271 in interest income in connection with the aforementioned financing component, respectively. In addition, we reported interest income of $6,606 and $6,986 from bank deposit balance in the years ended December 31, 2021 and 2020, respectively. These factors led to decreased interest income in the fiscal year ended December 31, 2021 as compared to the fiscal year ended December 31, 2020.

Other income (expense), net

Other income was $126,648 for the year ended December 31, 2021, as compared to other expense of $26,035 for the year ended December 31, 2020. The increase in other income was primarily due to provision of other training services in the fiscal year ended December 31, 2021.

Provision for income taxes

Provision for income taxes was $300,034 for the year ended December 31, 2021, representing a decrease from $303,246 for the fiscal year ended December 31, 2020 due to lower taxable income. China Liberal and Yi Xin BVI were incorporated in Cayman Islands and British Virgin Islands, respectively, and are not subject to tax on their respective income or capital gains. Boya Hong Kong is subject to profit taxes in Hong Kong at a rate of 16.5% but Boya Hong Kong did not generate any assessable profits arising in or derived from Hong Kong in the fiscal years ended December 31, 2021 and 2020. China Liberal Beijing and China Liberal Fujian are subject to the EIT Law. China Liberal Beijing has been approved as a High and New Technology Enterprises for three years until December 2022 and is subject to a preferential tax rate of 15%. Income taxes of $300,034 was provided for income before income tax generated by operating subsidiary China Liberal Beijing. China Liberal Fujian is a newly set up subsidiary and has not generated significant income before income tax.

Net income (loss)

As a result of foregoing, net loss was $1.2 million for the fiscal year ended December 31, 2021, compared to net income of $1.2 million for the fiscal year ended December 31, 2020. Basic and diluted loss per share were $0.12 for the fiscal year ended December 31, 2021, compared to basic and diluted earnings per share of $0.21 for the fiscal year ended December 31, 2020.

Year ended December 31, 2020 compared to year ended December 31, 2019

	For the year ended December 31,
	2020		2019
					Amount	Percentage
		As % of		As %	Increase	Increase
	Amount	sales	Amount	of sales	(Decrease)	(Decrease)
Revenue	$5,023,099	100.0%	$5,255,810	100.0%	$(232,711)	(4.4%)
Cost of revenues	(2,157,033)	42.9%	(3,360,694)	63.9%	(1,203,661)	(35.8%)
Gross profit	2,866,066	57.1%	1,895,116	36.1%	970,950	51.2%
Operating expenses
Selling expenses	(229,656)	4.6%	(593,215)	11.3%	(363,559)	(61.3%)
General and administrative expenses	(1,199,690)	23.9%	(783,241)	14.9%	416,449	53.2%
Total operating expenses	(1,429,346)	28.5%	(1,376,456)	26.2%	52,890	3.8%
Income from operations	1,436,720	28.6%	518,660	9.9%	918,060	177.0%

Interest income	101,257	2.0%	6,120	0.1%	95,137	1,554.5%
Other (expenses) income, net	(26,035)	(0.5%)	69,162	1.3%	(95,197)	(137.6%)
Total other income, net	75,222	1.5%	75,282	1.4%	(60)	(0.1%)

Income before income taxes	1,511,942	30.1%	593,942	11.3%	918,000	154.6%
Provision for income taxes	(303,246)	6.0%	(156,038)	3.0%	147,208	94.3%
Net income	$1,208,696	24.1%	$437,904	8.3%	$770,792	176.0%

Revenues. Revenues decreased by $232,711, or 4.4%, to $5,023,099 in the fiscal year ended December 31, 2020 from $5,255,810 in the fiscal year ended December 31, 2019. The decrease in our revenue was mainly attributable to decreased revenue from our Overseas Study Consulting Services in the fiscal year ended December 31, 2020 as compared to the fiscal year ended December 31, 2019. The decrease was also due to decreased revenue from technological consulting services when the number of smart campus related projects decreased in the fiscal year 2020 compared to the fiscal year 2019, offset by increased revenue from jointly-managed academic programs when the number of enrolled students increased by 22.1% in the fiscal year 2020 compared to the fiscal year 2019.

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

Revenue from Sino-foreign Jointly Managed Academic Programs

Our revenue from Sino-foreign Jointly Managed Academic Programs primarily consists of our cooperation with the following Chinese universities:

(i) Fuzhou Melbourne Polytechnic (FMP)

FMP is currently hosting the FMP EAP Program. Before FMP was rebranded in January 2017, FMP’s former entity operating under the name IEN College of Minjiang University also hosted the IGEC program.

(ii) Strait College of Minjiang University (Strait College)

Strait College is currently hosting the Fujian-Taiwan Universities Joint Talent Training Program. Since January 2017, Strait College has also been hosting the IGEC program after it took over this program from the then IEN College of Minjiang University.

Revenues from the Sino-foreign Jointly Managed Academic Programs are primarily generated from tuition fees or service fees we charged to students. Revenue from Sino-foreign Jointly Managed Academic Programs increased by 11.6% to $2.8 million for the year ended December 31, 2020 from $2.5 million for the fiscal year ended December 31, 2019. This increase was primarily attributed to an increase in the number of students by 495, or 22.1%, from 2,236 students for the year ended December 31, 2019 to 2,731 students for the year ended December 31, 2020, which resulted in an increase of $526,249 in revenue. The increase in the number of students was mainly attributed to better recruitment by FMP. The increase was partially offset by the changes in average tuition fees collected from $1,111 per student in 2019 to $1,015 per student in 2020, which resulted in a decrease of $237,765 in revenue. The decrease in average tuition fee was mainly caused by change in student mix enrolled in different academic programs with the universities/ colleges.

Revenue from Technological Consulting Services for Smart Campus Solutions and Technical Support Services for Other Entities

Our revenue from providing smart campus related technological consulting service and technical support services for other entities decreased by $237,029, or 10.6%, from $2.2 million for the year ended December 31, 2019 to $2.0 million for the year ended December 31, 2020. Due to the COVID-19 pandemic, many Chinese universities/ colleges temporarily closed their operations until May 2020. As a result, we were unable to promote our technological consulting services for smart campus solutions to Chinese universities and colleges on a timely basis, and the total number of smart campus related projects we undertook and executed in the fiscal year ended December 31, 2020 decreased by approximately 60%, from 35 projected executed in the fiscal year ended December 31, 2019 to only 14 projects executed in the fiscal year ended December 31, 2020. In terms of project size, in the fiscal year ended December 31, 2020, we executed three relatively large technological consulting service projects, including the hardware and software installation and digital classrooms for FMP’s experiment-based simulation center for its hotel management major with contract price of RMB5 million ($0.7 million), the digital classrooms for Beijing Institute of Graphic Communications with contract price of approximately RMB1.3 million ($0.2 million) and technical support services provided to a third party enterprise, WWH, with contract price of $612,239. However, we only executed two relatively large technological consulting service projects in the fiscal year ended December 31, 2019 (including smart campus related projects with FMP and Capital Normal University). As a result, average contract price was approximately $143,000 per project in the fiscal year ended December 31, 2020 as compared to average contract price of approximately $64,000 per project in the fiscal year ended December 31, 2019. The overall decrease in our revenue from technological consulting services for smart campus solutions reflected the above combined reasons.

Revenue from Overseas Study Consulting Services

Overseas Study Consulting Services target those students who wish to study in foreign countries to enrich their learning experiences, expand their horizons, and gain exposure to a broader array of employment opportunities. Our revenue from overseas study consulting services decreased by $396,393, or 75.4%, when comparing the fiscal year ended December 31, 2020 to the fiscal year ended December 31, 2019. During the year ended December 31, 2020, our service contract with Beijing Foreign Studies University assisted 11 students for Russia language training and 22 students for German language training. We recognized $129,485 in revenue when our performance obligations under the service contract were satisfied. The decrease in revenue from Overseas Study Consulting Services was mainly attributed to the decrease in the number of students who subscribed to our overseas study consulting services, from 56 in 2019 to 33 in 2020, which is mainly due to the international travel restrictions caused by the COVID-19 pandemic, which led to a significant decrease in the number of students interested in seeking overseas education.

Revenue from Tailored Job Readiness Training Services

In 2019, we also started providing tailored job readiness training services to students from partner schools, so that such students would be better equipped to serve employers at their respective job positions. Because this line of business was newly added, the revenue generated from this line of business was immaterial in 2019. Approximately $4,000 revenue from tailored job readiness training services in fiscal year 2020 was grouped under our revenues from Sino-foreign Jointly Managed Academic Programs.

For the fiscal year ended December 31, 2020, we provided tailored job readiness training services to more than 100 students and accordingly generated $76,400 revenue from such services.

Revenue from textbooks and course material sales

In order to ensure the quality of the course content delivered to students and to meet international standards, we have developed, edited, and published 12 English textbooks and course materials with an emphasis on language training, and distributed these materials to students enrolled under our Sino-foreign joint education programs. Our revenue from textbooks and course material sales increased by $35,826, or 272.4%, from $13,150 for the fiscal year ended December 31, 2019 to $48,976 for the fiscal year ended December 31, 2020 when number of students enrolled under our Sino-foreign Jointly Managed Education Programs increased by 22.1%, from 2,236 students for the fiscal year ended December 31, 2019 to 2,731 students for the fiscal year ended December 31, 2020.

Cost of revenues

Our overall cost of revenue decreased by $1,203,661, or 35.8%, from $3,360,694 in fiscal year 2019 to $2,157,033 in fiscal year 2020, primarily due to the decrease in salary, welfare and insurance costs of $914,321, or 60.6%, for foreigner teachers in Sino-foreign Jointly Managed Academic Programs. Due to travel bans or restrictions caused by the COVID-19 pandemic, some foreign teachers were unable to enter China and we engaged more Chinese teachers to provide online teaching services to students in the first half of 2020. Therefore, our costs associated with Sino-foreign Jointly Managed Academic Programs decreased. In addition, our costs associated with Technology Consulting Services for Smart Campus related projects decreased by $173,115, or 11.0%. The decrease was due to decreased hardware costs associated with the smart campus projects in 2020 compared to 2019 when number of smart campus projects decreased by about 60% and more software customization services rather than hardware installation services were performed by us. Also, costs associated with Overseas Study Consulting Services decreased by $178,962, or 67.6%. The decrease was affected by the COVID-19 pandemic, which led to a decrease in the number of students for our one-on-one study abroad consulting services, and accordingly, we reduced the hiring of qualified teachers to provide one-on-one tutoring to the students and reduced the office space lease to save costs. Our cost of revenue accounted for 42.9% and 63.9% of our total revenue for the fiscal years ended December 31, 2020 and 2019, respectively.

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

Selling expenses

Selling expenses decreased by $363,559, or 61.3%, from $593,215 for the year ended December 31, 2019 to $229,656 for the year ended December 31, 2020. The decrease in selling expenses was primarily attributable to a decrease in rental expenses by $110,915 when we relocated to a smaller office space, a decrease in business travelling expenses by $31,134, a decrease in advertising expenses by $28,262, and a decrease in salary and employee welfare benefit expenses paid to sales and marketing personnel by $195,117, resulting from cutting down our sales and marketing force due to the COVID-19 pandemic. Selling expenses accounted for 4.6% and 11.3% of total revenue for the years ended December 31, 2020 and 2019, respectively.

General and administrative expenses

General and administrative expenses increased by $416,449, or 53.2%, from $783,241 for the year ended December 31, 2019 to $1,199,690 for the year ended December 31, 2020, primarily due to an increase in professional service fees of $247,100 in connection with the preparation of our initial public offering, an increase in investor relation expenses of $100,630, and an increase in director and officer insurance expenses of $63,956. General and administrative expenses accounted for 23.9% and 14.9% of total revenue for the years ended December 31, 2020 and 2019, respectively.

Interest income

Interest income increased by $95,137, or 1,554.5%, to $101,257 for the year ended December 31, 2020, from $6,120 for the fiscal year ended December 31, 2019. In connection with our technological consulting services for smart campus projects, we recognized financing component resulted from a timing difference between when control was transferred and when we collected cash consideration from the customer. For the year ended December 31, 2020, we recognized $94,271 in interest income in connection with the aforementioned financing component. In addition, we reported interest income of $6,987 from increased bank deposit balance during the year ended December 31, 2020. These factors led to increased interest income in the fiscal year ended December 31, 2020 as compared to the fiscal year ended December 31, 2019.

Other expense

Other expense was $26,035 for the year ended December 31, 2020 while we recorded other income of $69,162 in 2019. The increase in other expenses was primarily due to the loss of $37,468 from the disposal of property and equipment and penalty of $7,234 associated with our early termination of the original office leases.

Provision for Income Taxes

Provision for income taxes was $303,246 for the year ended December 31, 2020, representing an increase from $156,038 for the fiscal year ended December 31, 2019 due to higher taxable income. Our effective tax rate decreased from 26.3% in 2019 to about 20.1% in 2020. The decrease in effective tax rate is mainly due to the fact that expenses generated by subsidiaries that were not subject to local income taxes. Expenses generated by subsidiaries that are not subject to local income taxes including expenses incurred by China Liberal and Boya Hong Kong. Income before income tax generated by our operating subsidiary China Liberal Beijing is subject to the EIT Law. Expenses not subject to income tax is about 25% and 41% of income subject to income tax for the years ended December 31, 2020 and 2019, respectively.

Net Income

As a result of foregoing, net income was $1,208,696 for the year ended December 31, 2020, compared to net income of $437,904 for the fiscal year ended December 31, 2019. Basic and diluted earnings per share were $0.21 for the year ended December 31, 2020, compared to basic and diluted earnings per share of $0.09 for the fiscal year ended December 31, 2019.

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

	December 31,	December 31,	December 31,
U.S. Dollar Exchange Rate	2021	2020	2019
At the end of the period - USD: RMB	US$1=RMB 6.3640	US$1=RMB 6.5250	US$1=RMB 6.9680
Average rate for the period - USD: RMB	US$1=RMB 6.4441	US$1=RMB 6.8878	US$1=RMB 6.9088

We did not have any foreign currency investments hedged by currency borrowings or other hedging instruments in the fiscal years ended December 31, 2021, 2020 and 2019.

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

Hong Kong

Our subsidiary incorporated in Hong Kong, Boya Hong Kong, is subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax. We did not generate any assessable profits arising in or derived from Hong Kong for the fiscal years ended December 31, 2021, 2020 and 2019, and accordingly no provision for Hong Kong profits tax was made in these periods.

PRC

Generally, our PRC subsidiaries are subject to enterprise income tax on their respective taxable income in China at a statutory rate of 25%. The EIT Law grants preferential tax treatment to HNTEs. Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. China Liberal Beijing, the Company’s main operating subsidiary in PRC, was approved as an HNTE in December 2016 and is entitled to a reduced income tax rate of 15%. In December 2019, China Liberal Beijing successfully renewed its HNTE certificate with local tax authority and has since continued to enjoy the reduced income tax rate of 15% for another three years until December 2022. The EIT Law is typically enforced through the local tax authority in the PRC. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The corporate income taxes for fiscal years 2020 and 2019 were reported at a reduced rate of 15% as a result of China Liberal Beijing being approved as a HNTE. The corporate income taxes for fiscal year 2021 were reported at a blended reduced rate as a result of China Liberal Beijing being approved as a HNTE and enjoying a 15% reduced income tax rate, while China Liberal Fujian is subject to a standard 25% income tax rate. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

We are subject to value-added tax at a rate of 6% on the revenues generated from services provided in the PRC, less any deductible value-added tax we have already paid or borne. We are also subject to surcharges on value-added tax payments in accordance with PRC law.

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above-mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of China Liberal Beijing, and dividends payable by China Liberal Beijing to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

B. Liquidity and Capital Resources

As reflected in our audited condensed consolidated financial statements, for the fiscal year ended December 31, 2021, we had cash flow used by operating activities of approximately $1.4 million and reported a net loss of approximately $1.2 million. We had cash of $32.7 million as of December 31, 2021.

On February 1, 2022, we entered into a stock purchase agreement with Wanwang Investment Limited (“Wanwang”), a company incorporated in the British Virgin Islands, Xiaoshi Huang, and Thrive Shine Limited, a company incorporated in the British Virgin Island (together with Xiaoshi Huang, the “Sellers”) to acquire all of the equity interests in Wanwang from the Sellers for a consideration of $60 million. Wanwang and its subsidiaries hold rights and interests in FMP and Strait College of Minjiang University.

On February 24, 2022, the chief executive officer and chairperson of the board of directors, Lam Ngai Ngai, purchased 2,000,000 Ordinary Shares of the Company, par value $0.001 per share, at a purchase price of $1.50 per share, or an aggregate purchase price of $3,000,000.

In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments.

As of December 31, 2021, we had $32.7 million in cash, as compared to $5.0 million as of December 31, 2020. We also had $2,462,549 in accounts receivable for services rendered, including $2,398,821 in tuition receivable from Sino-foreign Jointly Managed Academic Programs, $1,362 in accounts receivable from tailored job training services and $62,366 in accounts receivable from overseas study consulting services.

	December 31	December 31
	2021	2020
Accounts receivable - Sino-foreign Jointly Managed Academic Programs	$2,398,821	$890,807
Accounts receivable – tailored job readiness training services	1,363	13,820
Accounts receivable - Overseas Study Consulting Services	62,366	10,991
Less: allowance for doubtful accounts	-	-
Accounts receivable, net	$2,462,550	$915,618

Accounts receivable balances associated with Sino-foreign Jointly Managed Academic Programs, tailored job readiness training services and overseas study consulting services are expected to be collected by June 2022.

As of December 31, 2021, we also had outstanding contract assets of $2,014,146 derived from providing smart campus technological consulting services to Chinese universities / colleges:

	December 31	December 31
	2021	2020
Contract assets - “Smart Campus” related technological consulting services with FMP	$1,350,683	$3,730,203
Contract assets - “Smart Campus” project maintenance and technical support fee with FMP	601,461	600,134
Contracts assets – Other “Smart Campus” related technological consulting services	54,345	245,761
Financing component associated with FMP contract assets (1)	7,657	135,465
Less: allowance for doubtful accounts	-	-
Total contracts assets, net	2,014,146	4,711,563
Less: current portion of contract assets	2,014,146	4,448,946
Contracts assets, non-current	$-	$262,617

In 2017, we entered into a contract with FMP to help FMP with its smart campus project, including creating a big data center, digital classrooms and an experiment-based simulation teaching center for its business school.

The projects under the 2017 FMP Smart Campus Agreement requires the leveraging hardware facilities such as sensors, internet of things, digital portal, electronic blackboards, smartboards, projectors, LED display panels, high-definition classroom audio and sound system and other lab-based equipment, together with data management applications, to create a total smart campus solution for FMP. In addition to the installation of hardware and data management application to make the smart campus system meet the expected operational conditions, we are also responsible for the post-contract maintenance and continuous technical support during the period of 2019 to 2021.

Total contract price under the 2017 FMP Smart Campus Agreement was RMB16.68 million (approximately $2.4 million) for completion of the software and hardware installation, plus additional RMB5.05 million (approximately $0.73 million) post-contract maintenance and technical support fee.

As of December 31, 2021, the total outstanding contract assets from the 2017 FMP Smart Campus Agreement amounted to $209,724, including the following:

	Amount as of	Contracted
	December 31,	payment due
2017 FMP Smart Campus Agreement	2021	date
Maintenance fees	209,724
Total	209,724
Less: current portion of contract assets	209,724	By December 31, 2022
Non-current portion	-

As of December 31, 2021, the current portion of contract assets associated with the 2017 FMP Smart Campus Agreement amounted to $209,724 for services completed during 2021. As of the filing date of this annual report, contract assets of $209,724 was not past due and will be collected by December 31, 2022.

In addition to the 2017 FMP Smart Campus Agreement, in 2019, we entered into a new “smart campus” related contract with FMP to help FMP to create an information engineering laboratory training center and an experiment-based simulation center for its hotel management major for total contract price of RMB15.58 million (approximately $2.3 million) plus additional RMB3.74 million (approximately $0.54 million) for post-installation maintenance and technical support fees for the three years from 2020 to 2022.

The contract for the information engineering laboratory training center includes two phases. Phase I requires us to complete the hardware and software installation and decoration of the computer training rooms, IOT training room and digital classrooms with contract price of approximately RMB7.1 million ($1.01 million), which was completed before December 31, 2019, passed the inspection and was accepted by FMP. Phase II requires us to complete the hardware and software installation for the cloud computing and big data room with contract price of RMB3.48 million (approximately $0.5 million). In 2020, we completed the experiment-based simulation center for FMP’s hotel management major, with satisfactory inspection and acceptance by FMP and recognized RMB4.6 million ($0.7 million) revenue. Due to the COVID-19 pandemic and temporary school closure, the performance of the Phase II contract has been rescheduled to be completed in 2021. During the year ended December 31, 2021, we completed the information engineering experiment training center for FMP’s big data and cloud computing training room equipment, with satisfactory inspection and acceptance by FMP and recognized RMB2.1 million ($0.3 million) revenue.

As of December 31, 2021, the total outstanding contract assets from the 2019 FMP Smart Campus Agreement amounted to $1,750,077, including the following:

	Amount as of	Contracted
	December 31,	payment due
2019 FMP Smart Campus Agreement	2021	date
Contract assets	$1,358,340
Maintenance fees	391,737
Total	1,750,077
Less current portion	1,750,077	By December 31, 2022
Non-current portion	-

As of December 31, 2021, contract assets associated with the 2019 FMP Smart Campus Agreement amounted to $1,750,077, including receivable of $259,982 for services completed before December 31, 2019, receivable of $766,289 for services completed during 2020, receivable of $332,069 for services completed during 2021, and maintenance fees of $391,737. As of the date of this annual report, contract assets of $1,750,077 was not past due and will be collected by December 31, 2022.

As of December 31, 2021 and December 31, 2020, no allowance for doubtful accounts was recorded as we consider all of the contract assets on “smart campus” projects from FMP fully collectible because in addition to the “smart campus” project, we have been working with FMP on Sino-foreign Jointly Managed Academic Programs since 2011 and there was no payment default based on past experience with FMP. Accordingly, management believes that cash collection from FMP is reasonably assured.

For the above mentioned 2017 FMP Smart Campus Agreement and 2019 FMP Smart Campus Agreement, revenue recognized for the years ended December 31, 2021, 2020 and 2019 was as follows:

	For the years ended December 31,
	2021	2020	2019
2017 FMP Smart Campus Agreement post-installation maintenance fee revenue	$201,085	171,035	187,559
Revenue from 2019 FMP Smart Campus Agreement	332,069	612,359	926,187
2019 FMP Smart Campus Agreement post-installation maintenance fee revenue	187,800	159,736	-
Total revenue from 2017 FMP Smart Campus Agreement and 2019 FMP Smart Campus Agreement	$720,954	$943,130	$1,113,746

We entered into additional smart campus solution contracts with a number of Chinese universities / colleges, including Capital Normal University, Shougang Technician College, Beijing Institute of Technology, North China Electric Power University, University of Chinese Academy of Sciences, Beijing Advanced Technical School of Arts and Craft and China University of Mining & Technology (Beijing), to provide “smart campus” solution related consulting services to them, such as internet network improvement, digital classroom solutions, and educational management system customization. Most of these new smart campus contracts had been executed, completed, and accepted by these universities / colleges and we recognized revenue of $426,088, $440,190 and $1,118,842 in 2021, 2020 and 2019, respectively. As of December 31, 2021, contract assets from these smart campus projects and technical support services amounted to $54,345.

We believe the contract assets related to smart campus projects is fully collectible based on the payment terms and based on our continuing cooperation with our partner Chinese universities. The collection of our accounts and contract assets will make cash available for use in our operation as working capital, if necessary.

As of December 31, 2021, we had positive working capital of $41.9 million. Our working capital requirements are influenced by the level of our operations, the numerical volume and dollar value of our sales contracts, the progress of execution on our customer contracts, and the timing of accounts receivable collections.

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

As a holding company with no material operations of our own, we conduct our operations primarily through our PRC subsidiaries. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our offerings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds—14.E. Use of Proceeds.” The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

The following table sets forth a summary of our cash flows for the years ended December 31, 2021, 2020 and 2019:

	For the years ended December 31,
	2021	2020	2019
Cash (used in) provided by operating activities	$(1,412,238)	$635,814	$(338,432)
Cash used in investing activities	(7,543)	(1,396,125)	(471,407)
Cash provided by financing activities	29,056,503	3,965,652	439,193
Effect of exchange rate change on cash	34,250	99,829	(4,241)
Net increase (decrease) in cash	27,670,972	3,305,170	(374,887)
Cash, beginning of year	5,007,449	1,702,279	2,077,166
Cash, end of year	$32,678,421	$5,007,449	$1,702,279

Operating activities

Net cash used in operating activities was $1.4 million for the year ended December 31, 2021. The difference between our net cash used in operating activities and our net loss of $1.2 million was due to decrease in advance to suppliers of $4.4 million and decrease in accounts receivables of $1.5 million, as partially offset by increase in contract assets of $2.8 million, share-based compensation of $2.3 million and increase in deferred revenue of $0.5 million.

Net cash provided in operating activities was $0.6 million for the year ended December 31, 2020. The difference between our net cash from operating activities and our net income of $1.2 million was due to decrease in advance to suppliers of $0.8 million, decrease in prepaid expenses and other current assets of $0.1 million, increase in accounts receivable of $0.3 million, increase in contract assets of $0.7 million and increase in deferred revenue of $0.4 million.

Net cash used in operating activities was $0.3 million for the year ended December 31, 2019. The difference between our net cash from operating activities and our net income of $0.4 million was due to decrease in accounts receivable of $0.3 million, increase in contract assets of $0.2 million, increase in advance to suppliers of $0.8 million, increase in deferred initial public offering costs of $0.7 million, increase in deferred revenue of $0.4 million and increase in tax payable by $0.2 million.

Investing activities

Net cash used in investing activities was $7,543 for the year ended December 31, 2021, which was primarily due to prepayment in the amount of $1.5 million for acquiring a company, and purchase of property and equipment of $4,439, offset by repayment from a related party of $1.5 million.

Net cash used in investing activities was $1.4 million for the year ended December 31, 2020, which was primarily due to a $1.4 million advance to a related party and purchase of property and equipment of $21,230. The advance was made to our chief executive officer and chairperson of the board of directors, Ms. Ngai Ngai Lam. The advance was made on December 29, 2020 and was interest free. We received full repayment on this advance in January 2021 and has no intention to make additional advance to related parties in the future.

Net cash used in investing activities was $471,407 for the year ended December 31, 2019, primarily including purchase of property and equipment of $17,738 and cash paid for the acquisition of 8.8228% non-controlling equity interests in China Liberal Beijing. On February 1, 2019, Boya Hong Kong entered into share transfer agreements with each of the then non-controlling shareholders of China Liberal Beijing and completed the acquisition of the 8.8228% non-controlling equity interests in China Liberal Beijing, for a total value of RMB2.95 million (approximately $453,669). The total value of the non-controlling interest amounted to $540,907 as of the acquisition date. We borrowed cash from a related party to make this acquisition payment. After this transaction, China Liberal Beijing became a 100% owned subsidiary of Boya Hong Kong.

Financing activities

Net cash provided by financing activities was $29.1 million for the year ended December 31, 2021, which primarily included net proceeds from issuance of Ordinary Shares in the amount of $29.0 million and proceeds from advance from a related party in the amount of $9,415.

Net cash provided by financing activities was $3.9 million for the year ended December 31, 2020, which primarily included net proceeds of $5.4 million from issuance of Ordinary Shares in our initial public offering, offset by repayment of due from a related party in the amount of $1.4 million.

Net cash provided by financing activities was $0.4 million for the year ended December 31, 2019, which was primarily consisted of borrowings from related parties as working capital.

Contractual Obligations

Our main operating subsidiary, China Liberal Beijing, leases office spaces for its headquarter office and a warehouse under non-cancelable operating lease agreements with various expiration dates in 2022. Lease expense for the years ended December 31, 2021, 2020 and 2019 was $91,386, $158,612 and $235,894, respectively.

As of December 31, 2021 and 2020, the remaining lease terms under our lease agreements were 6 months and one-and-a-half years, respectively. Our lease agreements do not provide a readily determinable implicit rate nor is it available to us from our lessors. Instead, we estimate our incremental borrowing rate based on the benchmark lending rate for three-year loans as published by China’s central bank in order to discount lease payments to present value. The weighted-average discount rate of our operating leases was 3.95% and 3.95%, respectively, as of December 31, 2021 and 2020.

Supplemental balance sheet information related to operating leases was as follows:

As of
December 31,
2021
Right-of-use assets	$185,095
Right of use asset-accumulated amortization	(137,478)
Right-of-use assets, net	47,617

Operating lease liabilities, current	47,617
Operating lease liabilities, non-current	-
Total operating lease liabilities	$47,617

As of December 31, 2021, maturities of operating lease liabilities were as follows:

Maturity of operating lease liabilities
2022	$47,861
Total future minimum lease payments	47,861
Less imputed interest	(244)
Total	$47,617

Lease Commitments

Our main operating subsidiary, China Liberal Beijing, leases office spaces for its headquarter office and a warehouse under non-cancelable operating lease agreements with various expiration dates in 2022. Lease expense for the years ended December 31, 2021, 2020 and 2019 were $91,386, $158,612 and $235,894, respectively.

As of December 31, 2021 and 2020, the remaining lease terms under our lease agreements were 6 months and one-and-a-half years, respectively. Our lease agreements do not provide a readily determinable implicit rate nor is it available to us from our lessors. Instead, we estimate our incremental borrowing rate based on the benchmark lending rate for three-year loans as published by China’s central bank in order to discount lease payments to present value. The weighted-average discount rate of our operating leases were 3.95% and 3.95%, as of December 31, 2021 and 2020.

Supplemental balance sheet information related to operating leases was as follows:

As of
December 31,
2021
Right-of-use assets	$185,095
Right of use asset-accumulated amortization	(137,478)
Right-of-use assets, net	47,617

Operating lease liabilities, current	47,617
Operating lease liabilities, non-current	-
Total operating lease liabilities	$47,617

As of December 31, 2021, maturities of operating lease liabilities were as follows:

Maturity of operating lease liabilities
2022	$47,861
Total future minimum lease payments	47,861
Less imputed interest	(244)
Total	$47,617

Capital Expenditures

Our capital expenditures on purchase of property and equipment were $4,439, $21,230 and $17,738 in 2021, 2020 and 2019, respectively. We intend to fund our future capital expenditures with our existing cash balance and cash flow from operating activities. We will continue to make capital expenditures to meet the expected growth of our business.

Holding Company Structure

China Liberal Education Holdings Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict its ability to pay dividends to us.

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their respective retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the PRC GAAP. Pursuant to the law applicable to China’s foreign investment enterprise, foreign investment enterprise in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiary. Appropriation to the other two reserve funds is at our subsidiary’s discretion.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund-raising activities to our PRC subsidiaries only through loans or capital contributions, subject to the satisfaction of the applicable government registration and approval requirements. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our offerings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries when needed.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information not necessarily to be indicative of future results of operations or financial conditions.

E. Critical Accounting Estimates

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

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable and contract assets, advances to suppliers, useful lives of property and equipment, the recoverability of long-lived assets, valuation allowance for deferred tax assets, provision necessary for contingent liabilities and revenue recognition. Actual results could differ from those estimates.

Accounts and contract assets, net

Accounts and contract assets are recorded net of allowance for uncollectible accounts.

We determine the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trend. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of December 31, 2021, 2020 and 2019, there was no allowance recorded as the Company considers all of the accounts receivable fully collectible.

Our contract assets represents balance derived from technological consulting services for “smart campus” solutions provided to Chinese universities / colleges, when the projects under the contracts have been completed and accepted by Chinese universities / colleges, but the balances have not been past due based on the contracted payment schedules. We had not incurred any bad debts with Chinese universities / colleges in the past, and consider the contract assets as fully collectible. Thus, there was no allowance recorded on such outstanding contract assets as of December 31, 2021, 2020 and 2019.

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

With respect to Sino-foreign Jointly Managed Academic Programs, we are not involved in recruiting students, collecting refunding tuition when students dropout, all of which are handled by the host universities / colleges. The host universities / colleges normally offer tuition refund if a student drops out from school within the first month of each academic school year. Collected tuition fees become non-refundable after the one-month refund policy window. Historically, for students enrolled under the Sino-foreign Jointly Managed Academic Programs, the average student dropout rate was below 1%. Our contracts with Chinese host universities / colleges provide that (1) the host universities / colleges will withhold the tuition collected from students for one to three months after the academic school year starts in September, and then remit the portion of tuition fees to us after the student headcounts have been finalized, and (2) the portion of tuition fee that we are entitled to receive is calculated based on the final actual number of students retained with the universities / colleges after any student dropout has been adjusted. Accordingly, any tuition refund has already been deducted by host universities/ colleges before we receive our portion of the tuition fees. For accounting purposes, at the beginning of each academic school year, we initially accrue the estimated refund based on an historical 1% student dropout rate, and make subsequent true-up adjustments after the final number of students retained with the host universities / colleges is determined. Such adjustments were immaterial for the fiscal years ended December 31, 2021, 2020 and 2019, respectively.

Our contracts with Chinese host universities / colleges provide that foreign teachers assigned by us should be substituted, and teaching textbooks, course materials and curriculums should be adjusted in a timely manner in order to ensure a satisfactory teaching result. The Chinese host universities / colleges have the right to withhold our portion of the tuition if we do not take corrective action when our service deficiency is identified. Any costs related to teacher substitution, textbooks, course materials and curriculums adjustment should be borne by us. We maintain active communications with the host universities / colleges in order to obtain feedback on the quality of the services performed. Any service deficiency is being corrected and improved on in a timely manner so as to achieve satisfactory long-term cooperation with the host universities / colleges. Historically, as a result of timely interaction with the host universities / colleges to address any service deficiency and to improve the teaching result, there were no estimable tuition withhold from the host universities/ colleges that needs to be accrued. There were no complaints received from the host universities / colleges with respect to our services for the years ended December 31, 2021, 2020 and 2019, which required material adjustment to the amount of fees received by us.

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

Our contract assets, consist primarily of accounts receivable related to providing educational services associated with our Sino-foreign Jointly Managed Education Programs and study abroad consulting services to enrolled students and contract assets associated with providing technological consulting services for smart campus solutions, in which our contracted performance obligations have been satisfied, amount billed and we have an unconditional right to payment.

We had accounts receivable related to revenues from Sino-foreign Jointly Managed Education Programs, tailored job readiness training services and study abroad consulting services of $2,462,550, $915,618 and $518,191 as of December 31, 2021, 2020 and 2019, respectively.

In addition, we had contract assets of $2,014,146, $4,711,563 (including current and non-current portion of $4,448,946 and $262,617, respectively) and $2,711,039 (including current and non-current portion of $1,639,213 and $1,071,826, respectively) as of December 31, 2021, 2020 and 2019, respectively, primarily derived from providing technological consulting services for smart campus solutions to Chinese universities / colleges. The balance due within one year and more than one year was based on the contracted payment terms with Chinese universities / colleges. As of December 31, 2021, our short-term contract assets included $1,959,801 receivable from FMP and $54,345 receivable from other Chinese universities / colleges. The short-term contract assets will be collected before December 2022. In connection with the FMP “smart campus” projects, financing component resulted from a timing difference when control is transferred and the collection of cash receipts that may impact future cash flows amounted to $7,657 as of December 31, 2021. In consideration of that we had not incurred any bad debts with Chines universities / colleges in the past in connection with our undertaking of these services and that FMP followed the amended payment terms and paid majority of the overdue balance as of the date of this report, we consider the contract assets fully collectible, and thus did not provide bad debt allowance over the outstanding balance as of December 31, 2021.

Our contract liabilities, which are reflected in our consolidated balance sheets as deferred revenue in the amount of $291,833, $154,927 and $562,056 as of December 31, 2021, 2020 and 2019, respectively, consist primarily of the unsatisfied performance obligations as of the balance sheet dates. The December 31, 2021 deferred revenue balance primarily consisted of $170,070 deferred revenue associated with Overseas Study Consulting Services. The December 31, 2020 deferred revenue balance primarily consisted of $27,334 deferred revenue associated with the “smart campus” projects when we received advance payment from customers while the projects had not been completed as of the balance sheet date, $21,257 deferred revenue associated with tailored job readiness training services, and $106,336 deferred revenue associated with Overseas Study Consulting Services. The December 31, 2019 deferred revenue balance primarily consisted of $302,640 deferred revenue associated with our Sino-foreign Jointly Managed Education Programs, and $259,416 deferred revenue associated with our “smart campus” projects when we received advance payment form customers while the projects had not been completed as of December 31, 2019.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No penalties or interest relating to income taxes had incurred for the years ended December 31, 2021, 2020 and 2019. All of our tax returns remain subject to examination by the tax authorities for three years from the date of filing.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Accounting Standards Update 2019-04 Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and Accounting Standards Update 2019-05, Targeted Transition Relief. For public entities, ASU 2016-13 and its amendments is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As an emerging growth company, we plan to adopt this guidance effective January 1, 2023. We are currently evaluating the impact of our pending adoption of ASU 2016-13 on our consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. ASU 2019-12 is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years, with early adoption permitted. We adopted this ASU on January 1, 2021. The adoption of this guidance had no material impact on our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Ngai Ngai Lam	54	Chairwoman of the Board and Chief Executive Officer
Wenhuai Zhuang	36	Chief Financial Officer
Fangzhong Sun	76	Director
Wandong Chen	46	Independent Director
Ngo Yin Tsang	48	Independent Director
Xinyu Deng	42	Independent Director

Ms. Ngai Ngai Lam has served as our director, chairperson of the board of directors and chief executive officer since July 2020. Ms. Lam has served as the chairperson of China Liberal Beijing since January 2015. She has over 25 years of experience in business and has led the growth of China Liberal Beijing since 2015, growing it from a company solely focused on Sino-foreign jointly managed academic programs to one that provides comprehensive educational services with multiple business lines. Ms. Lam graduated from Shishi City Hanjiang Middle School in Fujian, China in 1983.

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

Mr. Fangzhong Sun has served as our director since February 2022. Since June 2014, Mr. Fangzhong Sun as served as the Chief Education Specialist and director of China Liberal (Beijing) Education Technology Co., Ltd., a limited liability company formed in the PRC and a wholly owned subsidiary of the Company. Since June 2004, Mr. Fangzhong Sun has served as an expert at the Ministry of Education of the People’s Republic of China. From October 2004 to November 2014, Mr. Fangzhong Sun served as the vice president of China Higher Vocational and Technical Education Research Association. From September 1995 to October 2014, Mr. Sun was the president of Fujian Higher Vocational Education Research Association. Prior to that, Mr. Fangzhong Sun served as the president of Fuzhou Vocational and Technical College from October 2002 to July 2008. In 1984, Mr. Fangzhong Sun participated in the formation of Minjiang Vocational University (“MVU”), and from November 1984 to October 2002, Mr. Fangzhong Sun successively served as Secretary and President of Gulou Branch of MVU, Deputy Secretary of the Party Committee of MVU, Vice President, Executive Vice President, and President of MVU. Mr. Fangzhong Sun obtained his bachelor’s degree in Inorganic Chemical Technology from Fuzhou University in 1969.

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

Mr. Wandong Chen has served as our independent director since July 2021. Mr. Wandong Chen has over 17 years of experience in accounting and finance. Mr. Wandong Chen has served as a partner at Moore Stephens Da Hua CPAs since December, 2016. Prior to that, Mr. Wandong Chen served as the deputy general manager at Beijing De He CPAs from May 2010 to November 2016. Mr. Chen received his bachelor’s degree in accounting from Harbin University of Commerce in 2000.

Ms. Xinyu Deng has served as our independent director since July 2021. Since September 2010, Ms. Deng has served as the chief general counsel at Baomihua.com, a China-based media company. Prior to that, Ms. Deng served as a lawyer at Beijing Mingtai Law Firm from May 2009 to August 2010 and a lawyer at Yingke Law Firm from January 2005 to April 2009. Ms. Deng received her bachelor’s degree in law from Peking University in 2001.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	2	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

B. Compensation

For the fiscal year ended December 31, 2021, we paid an aggregate of $30,505 in cash to our executive officer and an aggregate of $101,209 in cash as compensation to our non-executive and independent directors. For the fiscal year ended December 31, 2021, we also granted 30,000 Ordinary Shares to an executive officer and a total of 57,000 Ordinary Shares to certain non-executive and independent directors, and the corresponding share-based compensation expenses were $44,700 and $115,830, respectively. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

2021 Share Incentive Plan

In October 2021, our shareholders approved the 2021 Share Incentive Plan, to provide additional incentives to employees, directors and consultants and promote the success of our business. As of the date of this annual report, the maximum aggregate number of Ordinary Shares which may be issued pursuant to all awards under the 2021 Share Incentive Plan is 1,500,000 Ordinary Shares.

The following paragraphs describe the principal terms of the 2021 Share Incentive Plan.

Types of Awards. The 2021 Share Incentive Plan permits the awards of options, share appreciation rights, share awards, restricted share units, dividend equivalents, or any other type of awards that the administrator decides.

Plan Administration. Our board of directors or a committee designated by the board of directors will act as the plan administrator. The plan administrator will determine the participants who are to receive awards, the type or types of awards to be granted, the number of awards to be granted, and the terms and conditions of each award grant.

Award Agreement. Awards granted under the 2021 Share Incentive Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, directors and consultants of our company. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than in accordance with the exceptions provided in the 2021 Share Incentive Plan, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the 2021 Share Incentive Plan. Unless terminated earlier, the 2021 Share Incentive Plan has a term of ten years. Our board of directors has the authority to amend or terminate the 2021 Share Incentive Plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the relevant grantee.

As of the date of this annual report, share awards representing 1,500,000 Ordinary Shares have been issued under the 2021 Share Incentive Plan.

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

Audit Committee. Our audit committee consists of Wandong Chen, Ngo Yin Tsang and Xinyu Deng. Wandong Chen is the chairman of our audit committee. We have determined that Wandong Chen, Ngo Yin Tsang and Xinyu Deng satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Wandong Chen qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Xinyu Deng, Ngo Yin Tsang and Wandong Chen. Xinyu Deng is the chairperson of our compensation committee. We have determined that Xinyu Deng, Ngo Yin Tsang and Wandong Chen satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee currently consists of Ngo Yin Tsang, Wandong Chen and Xinyu Deng. Ngo Yin Tsang is the chairperson of our nominating and corporate governance committee. Wandong Chen, Ngo Yin Tsang and Xinyu Deng satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Duties and Functions of Directors

Under Cayman Islands law, all of our directors owe three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act (Revised) of the Cayman Islands imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however, the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated articles of association. We have the right to seek damages if a duty owed by any of our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

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

Terms of Directors and Officers

Each of our directors holds office until a successor has been duly elected and qualified or upon his earlier resignation or removal, unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for reelection. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Family Relationships

There is no family relationship among any of our directors or executive officers as defined in Item 401 of Regulation S-K.

D. Employees

We had 27, 41 and 98 employees as of December 31, 2021, 2020 and 2019, respectively. The following table sets forth a breakdown of our employees by function as of December 31, 2021:

	As of December 31, 2021
Functions:	Number	% of Total
Management	2	7.4
Sales	10	37.1
Technical support	6	22.2
Operations	4	14.8
General and administrative	5	18.5

Total	27	100.0

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of April 14, 2022 by:

•	each of our directors and executive officers; and
•	each of our principal shareholders who beneficially own more than 5% of our total outstanding Ordinary Shares. The calculations in the table below are based on 15,848,333 Ordinary Shares issued and outstanding as of April 14, 2022.

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

		Ordinary Shares
		Percentage of
		total	Percentage of
		Ordinary	aggregate
	Number	Shares	voting power*
Directors and Executive Officers:
Ngai Ngai Lam (1)	4,057,942	25.61%	25.61%
Wenhuai Zhuang	—	—%	—%
Fangzhong Sun	10,000	0.063%	0.063%
Ngo Yin Tsang	5,000	0.032%	0.032%
Wandong Chen	—	—%	—%
Xinyu Deng	—	—%	—%
All Directors and Executive Officers as a Group:	4,072,942	25.70%	25.70%
5% Shareholders:
Ever Alpha Global Limited(1)	4,057,942	25.61%	25.61%

Notes:

*

For each person included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person by the voting power of all of our Ordinary Shares as a single class.

Unless otherwise indicated, the address of our directors and executive officers is Room 1618 Zhongguancun MOOC Times Building,18 Zhongguancun Street, Haidian District, Beijing, the PRC.

(1)

Represents 4,057,942 Ordinary Shares held by Ever Alpha Global Limited, which is 100% owned by Ms. Ngai Ngai Lam. The registered address of Ever Alpha Global Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town Tortola, VG1110, British Virgin Islands.

To our knowledge, as of April 14, 2022, a total of 11,780,391 Ordinary Shares are held by two record holders in the United States, representing approximately 74.33% of our total outstanding shares.

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

Amount due to related parties

As of December 31, 2021, 2020 and December 31, 2019, the balance due to related parties totaled $23,557, nil and $461,633, respectively. They comprise advances from our principal shareholders and used for working capital during our normal course of business. These advances are non-interest bearing and due on demand.

On February 1, 2019, our subsidiary, Boya Hong Kong, entered into share transfer agreements with each of the non-controlling shareholders of China Liberal Beijing and completed the acquisition of the 8.8228% non-controlling interest in China Liberal Beijing, for a total price of RMB 2.95 million (approximately $453,669). The total value of the non-controlling interest amounted to $540,907 as of the acquisition date. In connection with our acquisition of the 8.8228% non-controlling interest in China Liberal Beijing, we borrowed cash from a related party, Ms. Ngai Ngai Lam, the controlling shareholder of the Company, and made the payment to original five non-controlling shareholders. This borrowing from related party is non-interest bearing.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employment Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—2021 Share Incentive Plan.”

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

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us.

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

General

Our authorized share capital is US$50,000 divided into 50,000,000 Ordinary Shares. All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Our Ordinary Shares are issued in registered form, and are issued when registered in our register of members.

Dividends

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors and shareholders pursuant to our Amended and Restated Memorandum and Articles of Association and the Companies Act. Subject to the provisions of the Companies Act and any rights attaching to any class or classes of shares under and in accordance with our Amended and Restated Memorandum and Articles of Association: (a) the directors may declare dividends in accordance with the respective rights of the shareholders and authorize payment of the same out of the funds of the Company lawfully available therefore; and (b) shareholders may, by ordinary resolution, declare dividends (including interim dividends) in accordance with the respective rights of the shareholders but no such dividend shall exceed the amount recommended by the directors. Under the laws of the Cayman Islands, our company may pay a dividend out of either profits or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

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

Transfer of Ordinary Shares

Subject to the restrictions contained in our Amended and Restated Memorandum and Articles of Association, any shareholder may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by any Designated Stock Exchange (as defined under our articles) or in any other form approved by our board of directors and may be under hand or, if the transferor or transferee is a Clearing House (as defined under our articles), by hand or by electronic machine imprinted signature or by such other manner of execution as the our board of directors may approve from time to time.

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

The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of any Designated Stock Exchange (as defined under our Amended and Restated Memorandum and Articles of Association), be suspended and our register of members be closed at such times and for such periods (not exceeding in the whole thirty (30) days in any year) as our board of directors may determine. This, however, is unlikely to affect market transactions of the Ordinary Shares purchased by investors in the public offering. Since our Ordinary Shares are listed on the Nasdaq, the legal title to such Ordinary Shares and the registration details of those Ordinary Shares in our register of members remain with Transhare Corporation. All market transactions with respect to those Ordinary Shares will then be carried out without the need for any kind of registration by the directors, as the market transactions will all be conducted through the Transhare Corporation systems.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the excess shall be distributed pari passu amongst the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up, on the shares held by them respectively.

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

A quorum required for and throughout a meeting of shareholders consists of shareholders entitled to vote upon the business to be transacted at the meeting present in person or by proxy or in the case of a shareholder being a corporation, by its duly authorized representative, holding not less than an aggregate of one-third in nominal value of our total issued voting shares.

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

•	is not required to make its register of members open to inspection by shareholders;

•	does not have to hold an annual general meeting;

•	may issue bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

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

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange.”

E. Taxation

The following summary of the British Virgin Islands, the Cayman Islands, Hong Kong, PRC and U.S. federal income tax considerations of an investment in the Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the Ordinary Shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the British Virgin Islands, the People’s Republic of China and the United States.

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

Hong Kong

Our subsidiary incorporated in Hong Kong, Boya Hong Kong, is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax. We did not generate any assessable profits arising in or derived from Hong Kong for the fiscal years ended December 31, 2021, 2020 and 2019, and accordingly no provision for Hong Kong profits tax was made in these periods.

People’s Republic of China Taxation

Enterprise Income Tax

According to the EIT Law, which was promulgated by the Standing Committee of the National People’s Congress on March 16, 2007, and became effective on January 1, 2008, and then amended on February 24, 2017 and December 29, 2018, and the Implementation Rules of the EIT Law, or the Implementation Rules, which were promulgated by the State Council on December 6, 2007, became effective on January 1, 2008 and was last amended on April 23, 2019, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises with income having no substantial connection with their institutions in the PRC, pay enterprise income tax on their income obtained in the PRC at a reduced rate of 10%.

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from our PRC subsidiaries. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

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

Generally, PRC entities are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The EIT Law grants preferential tax treatment to HNTEs. Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. China Liberal Beijing, the Company’s main operating subsidiary in PRC, was approved as an HNTE in December 2016 and is entitled to a reduced income tax rate of 15%. In December 2019, we successfully renewed our HNTE certificate with local tax authority and will continue to enjoy the reduced income tax rate of 15% for another three years until December 2022. The EIT Law is typically enforced through the local tax authority in PRC. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The corporate income taxes for fiscal years 2021, 2020 and 2019 were reported at a reduced rate of 15% as a result of China Liberal Beijing being approved as a HNTE. Therefore, China Liberal Beijing pays an EIT approximately $300,034, $303,246 and $156,038 in the years ended December 31, 2021, 2020 and 2019. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that China Liberal Beijing is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises.

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

Dividend Withholding Tax

The EIT Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009, by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018, by the SAT and took effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in 12 months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. The Measures for the Administration of Non-resident Taxpayers’ Enjoyment of Treaty Benefits, or SAT Circular 35, which was promulgated by the State Administration of Taxation on October 14, 2019 and became effective on January 1, 2020 provides that non-resident taxpayers’ enjoyment of treaty benefits shall be handled in the manner of “self-assessment, claim for and enjoyment of treaty benefits, and retention of relevant materials for review”. If a non-resident taxpayer determines through self-assessment that he or she is eligible for treaty benefits, he or she may, when filing tax returns, or when a withholding agent file withholding returns, enjoy tax treaty benefits, and collect and retain relevant materials for review in accordance with the provisions of SAT Circular 35 and accept the follow-up administration of tax authorities.

As of the date of this annual report, when considered as a non-PRC resident investor, which is much more likely to happen than not, Boya Hong Kong shall be subject to the dividend withholding tax at the rate of 10%. Upon identified as the Hong Kong resident enterprise stipulated by the Double Tax Avoidance Arrangement and other applicable laws, the withholding tax may be reduced to 5%.

United States Federal Income Tax Considerations

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	persons that elect to mark their securities to market;

•	U.S. expatriates or former long-term residents of the U.S.;

•	governments or agencies or instrumentalities thereof;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

•	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

•	persons holding our Ordinary Shares through partnerships or other pass-through entities;

•	beneficiaries of a Trust holding our Ordinary Shares; or

•	persons holding our Ordinary Shares through a Trust.

The discussion set forth below is addressed only to U.S. Holders (defined below) that own our Ordinary Shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

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

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

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

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the U.S. Internal Revenue Code, for any taxable year if either:

•	at least 75% of its gross income for such taxable year is passive income; or
•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares, our PFIC status will depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;
•	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
•	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

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

As of December 31, 2021, we had U.S. dollar-denominated cash and cash equivalents of US$31.9 million. A 10% depreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on December 31, 2021 would result in a decrease of RMB20.3 million in cash and cash equivalents. A 10% appreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on December 31, 2021 would result in an increase of RMB20.3 million in cash and cash equivalents.

Interest Rate Risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. We have not been exposed to material risks due to changes in market interest rates as we do not currently have borrowings.

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2019, 2020 and 2021 were increases of 4.5%, 2.5% and 3.1%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

We received net proceeds of approximately $4.8 million, after deducting underwriting discounts and estimated offering expenses payable by us. The registration statement was declared effective by the SEC on March 31, 2020. The total expense incurred for our Company’s account in connection with our initial public offering was approximately $3.2 million, which included $560,000 in underwriting discounts for the initial public offering and approximately $2.6 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. As of the date of this annual report, we have spent all the net proceeds we received from our initial public offering for acquiring all the equity interests of Wanwang Investment Limited. The details of this acquisition have been disclosed in the periodic report on Form 6-K (File Number: 001-39359) filed with the SEC on February 3, 2022.

Follow-on Offering

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333-254146) in relation to the self-underwritten public offering of 6,000,000 Ordinary Shares at a public offering price of $5.00 per Ordinary Share. Such self-underwritten public offering closed on April 19, 2021.

We received net proceeds of approximately $29.2 million, after deducting estimated offering expenses payable by us. The registration statement was originally declared effective by the SEC on March 23, 2021. Its Post-Effective Amendment No.1 was later declared effective by the SEC on March 30, 2021. The total expense incurred for our Company’s account in connection with this self-underwritten public offering was approximately $825,020, which included $500,000 of advisory fees to Boustead Securities LLC in connection with this self-underwritten public offering and approximately $325,020 in other costs and expenses for this offering. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from this self-underwritten public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. As of the date of this annual report, we have spent all the net proceeds we received from our initial public offering for acquiring all the equity interests of Wanwang Investment Limited. The details of this acquisition have been disclosed in the periodic report on Form 6-K (File Number: 001-39359) filed with the SEC on February 3, 2022.

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

Based upon that evaluation, our management has concluded that, due to the material weakness identified below, as of December 31, 2021, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2021 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was ineffective as of December 31, 2021 because of the material weakness described below.

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

To remedy our identified material weakness subsequent to December 31, 2021, we plan to undertake steps to strengthen our internal control over financial reporting, including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control. However, we cannot assure you that we will remediate our material weaknesses in a timely manner, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.”

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

Changes in Internal Control

Other than as described above, there were no material changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED.]

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Wandong Chen, chairman of our audit committee and an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act), is an audit committee financial expert.

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

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Friedman LLP and Audit Alliance LLP, our independent registered public accounting firms, for the periods indicated.

Friedman LLP

Services	Year Ended December 31,
	2020	2021
	US$	US$
Audit Fees(1)	255,000	-
Audit-Related Fees(2)	-	-
Tax Fees(3)	-	-
Other fees(4)	-	-

Total	255,000	-

Note:

Audit Alliance LLP

Services	Year Ended December 31,
	2020	2021
	US$	US$
Audit Fees(1)	-	150,000
Audit-Related Fees(2)	-	-
Tax Fees(3)	-	-
Other fees(4)	-	-

Total	-	150,000

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

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firms including audit services, audit-related services, tax services, and other services as described above.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On December 20, 2021, the Company appointed Audit Alliance LLP as its independent registered public accounting firm, effective on the same day. Audit Alliance LLP replaces Friedman LLP, the former independent registered public accounting firm, which the Company dismissed on December 20, 2021. The appointment of Audit Alliance LLP was made after a careful consideration and evaluation process was undertaken by the Company and has been approved by the audit committee of the board of directors of the Company and the board of directors of the Company. The Company’s decision to make this change was not the result of any disagreement between the Company and Friedman LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The audit report of Friedman on the consolidated financial statements of the Company as of December 31, 2019 and 2020 and for the fiscal years ended December 31, 2019 and 2020 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, scope of accounting principles.

During the two most recent fiscal years of the Company and any subsequent interim periods prior to the engagement of Audit Alliance, neither the Company, nor someone on behalf of the Company, has consulted Audit Alliance regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company nor oral advice was provided that Audit Alliance concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

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

Nasdaq Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on the Nasdaq Capital Market prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. The Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. The Board of Directors of the Company has elected to follow the Company’s home country rules as to such issuances and will not be required to seek shareholder approval prior to entering into such a transaction. Also pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615, we elected to be exempted from Nasdaq Listing Rules 5605 with respect to the composition requirement of the board of directors, audit committee, compensation committee and nominating committee. Currently, a majority of our board members are independent. However, if we change our board composition such that independent directors do not constitute a majority of our board of directors, our shareholders may be afforded less protection than they would otherwise enjoy under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors— Risks Related to the Trading Market–– Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.”

Other than as described in this section, our corporate governance practices do not differ from those followed by domestic companies listed on the Nasdaq Capital Market.

ITEM 16.H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I. DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of China Liberal Education Holdings Limited are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

1.2	Amended and Restated Memorandum of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

2.2	Registrant’s Form of Ordinary Share Purchase Warrant (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

2.3	Description of Securities (incorporated herein by reference to Exhibit 2.3 to the annual report on Form 20-F (File No. 001-39259), as amended, initially filed with the SEC on April 30, 2021)

4.1	Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

4.2	Unofficial English Translation of the Fu-Tai EAP Program Agreement with Strait College, dated June 15, 2016 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

4.3	Unofficial English Translation of the IGEC Program Agreement with Strait College, dated July 8, 2013, with Two Amendments dated May 21, 2015 and November 16, 2017, respectively (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

4.4	Unofficial English Translation of the Smart Campus Agreement with Fuzhou Melbourne Polytechnic, dated August 29, 2017, with One Amendment dated December 18, 2018 2016 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

4.5	Unofficial English Translation of the Lease Agreement with Beijing Zhongguancun Internet Education Technology Services Co., Ltd. dated June 29, 2020 (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-254146), as amended, initially filed with the SEC on March 11, 2021)

4.6	Unofficial English Translation of the Smart Campus Agreement with Fuzhou Melbourne Polytechnic (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-254146), as amended, initially filed with the SEC on March 11, 2021)

4.7	Form of Director Offer Letter Agreement between the Registrant and the directors of the Registrant. (incorporated herein by reference to Exhibit 4.21 to the annual report on Form 20-F (File No. 001-39259), as amended, initially filed with the SEC on April 30, 2021)

4.8*	English Translation of the Cooperation Agreement on Russian Language program with the School of Continuing Education of Beijing Foreign Studies University dated March 15, 2021

4.9*	English Translation of the Cooperation Agreement on German Language Program with Beijing Foreign Studies University Tongwen Education Center dated May 12, 2020, with an amendment dated April 6, 2021

4.10*	English Translation of Australian EAP English Course Teaching Services Agreement with Fuzhou Melbourne Polytechnic dated October 26, 2021

8.1*	List of Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Audit Alliance LLP

15.2*	Consent of Friedman LLP

101*	The following financial statements from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags

104 *	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

____________

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Liberal Education Holdings Limited

Dated: April 14, 2022	By:	/s/ Ngai Ngai Lam
	Name:	Ngai Ngai Lam
	Title:	Chief Executive Officer, Chairperson of the Board of Directors
(Principal Executive Officer)

INDEX TO FINANCIAL STATEMENTS

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

China Liberal Education Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of China Liberal Education Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2021, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended December 31, 2021, including the related notes and schedules (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America(“U.S. GAAP”).

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

/s/ Audit Alliance LLP

We have served as the Company’s auditor since 2021.

Singapore

April 14, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

China Liberal Education Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of China Liberal Education Holdings Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2020, and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes and schedules (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

New York, New York

April 30, 2021

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2021	2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$32,678,421	$5,007,449
Account receivables	2,462,550	915,618
Contract assets,	2,014,146	4,448,946
Advance to suppliers	4,525,794	94,648
Prepayment to acquire a subsidiary	1,492,772	-
Due from a related party	-	1,439,080
Inventories	201,091	196,326
Prepaid expenses and other current assets	175,956	223,387
TOTAL CURRENT ASSETS	$43,550,730	$12,325,454
NON-CURRENT ASSETS
Plant and equipment	35,384	49,148
Right-of-use asset	47,617	136,695
Contract assets	-	262,617
TOTAL NON-CURRENT ASSETS	$83,001	$448,460

TOTAL ASSETS	$43,633,731	$12,773,914

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Account payables	$169,137	$125,223
Contract liabilities	291,833	154,927
Taxes payable	740,966	633,651
Due to related parties	23,557	-
Lease liability	47,617	90,253
Accrued expenses and other liabilities	402,233	105,829
TOTAL CURRENT LIABILITIES	$1,675,343	$1,109,883
NON-CURRENT LIABILITIE
Lease liability	-	23,102
TOTAL LIABILITIES	$1,675,343	$1,132,985

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.001 par value, 50,000,000 shares authorized, 13,848,333 and 6,333,333 shares issued and outstanding as of December 31, 2021 and December 31, 2020, respectively	$13,848	$6,333
Additional paid-in capital	40,686,311	9,358,487
Statutory reserve	719,804	551,146
Retained earnings	147,278	1,565,817
Accumulated other comprehensive income	391,147	159,146
Total shareholders’ equity	$41,958,388	$11,640,929

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$43,633,731	$12,773,914

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the years ended December 31
	2021	2020	2019

REVENUE	$3,909,546	$5,023,099	$5,255,810
COST OF REVENUE	(1,149,148)	(2,157,033)	(3,360,694)
GROSS PROFIT	2,760,398	2,866,066	1,895,116

OPERATING EXPENSES
Selling expenses	(152,759)	(229,656)	(593,215)
General and administrative expenses	(3,778,329)	(1,199,690)	(783,241)
Total operating expenses	(3,931,088)	(1,429,346)	(1,376,456)

(LOSS) INCOME FROM OPERATIONS	(1,170,690)	1,436,720	518,660

OTHER INCOME
Interest income	94,195	101,257	6,120
Other income (expenses), net	126,648	(26,035)	69,162
Total other income, net	220,843	75,222	75,282

(LOSS) INCOME BEFORE INCOME TAXES	(949,847)	1,511,942	593,942
INCOME TAX EXPENSE	(300,034)	(303,246)	(156,038)

NET (LOSS) INCOME	$(1,249,881)	$1,208,696	$437,904

COMPREHENSIVE (LOSS) INCOME
Total currency translation differences arising from consolidation	232,001	471,554	(78,171)
TOTAL COMPREHENSIVE INCOME (LOSS)	$(1,017,880)	$1,680,250	$359,733

(LOSS) EARNINGS PER SHARE
Basic and diluted	$(0.12)	$0.21	$0.09

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic and diluted	10,368,563	5,852,459	5,000,000

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

						Accumulated
			Additional			other	Total	Non-
	Ordinary shares		paid in	Statutory	Retained	comprehensive	shareholders	controlling	Total
	Shares	Amount	capital	reserve	earnings	(loss) gain	equity	Interest	equity
Balance as of December 31, 2018	5,000,000	$5,000	$4,579,116	$294,158	$88,967	$ (234,237)	$4,733,004	$518,575	$5,251,579

Acquisition of 8.8228% non-controlling interest	-	-	-	-	87,238	-	87,238	(540,907)	(453,669)
Net income	-	-	-	-	437,904	-	437,904	-	437,904
Appropriation to statutory reserve	-	-	-	85,794	(85,794)	-	-	-	-
Foreign currency translation loss	-	-	-	-	-	(78,171)	(78,171)	22,332	(55,839)

Balance as of December 31, 2019	5,000,000	$5,000	$4,579,116	$379,952	$528,315	$ (312,408)	$5,179,975	-	$5,179,975

Issuance of ordinary shares in initial public offering, net	1,333,333	1,333	4,779,371	-	-	-	4,780,704	-	4,780,704
Net income	-	-	-	-	1,208,696	-	1,208,696	-	1,208,696
Appropriation to statutory reserve	-	-	-	171,194	(171,194)	-	-	-	-
Foreign currency translation gain	-	-	-	-	-	471,554	471,554	-	471,554

Balance as of December 31, 2020	6,333,333	$6,333	$9,358,487	$551,146	$1,565,817	$159,146	$11,640,929	-	$11,640,929

Issuance of ordinary shares, net	6,000,000	6,000	29,041,088	-	-	-	29,047,088	-	29,047,088
Share-based compensation	1,515,000	1,515	2,286,736	-	-	-	2,288,251	-	2,288,251
Net loss	-	-	-	-	(1,249,881)	-	(1,249,881)	-	(1,249,881)
Appropriation to statutory reserve	-	-	-	168,658	(168,658)	-	-	-	-
Foreign currency translation gain	-	-	-	-	-	232,001	232,001	-	232,001

Balance as of December 31, 2021	13,848,333	$13,848	$40,686,311	$719,804	$147,278	$391,147	$41,958,388	-	$41,958,388

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2021	2020	2019

Cash flows from operating activities
Net (loss) income	$(1,249,881)	$1,208,696	$437,904
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	18,652	15,891	40,038
Non-cash lease expenses	91,386	41,524	2,533
Loss on disposal of property and equipment	607	37,468	-
Share-based compensation	2,288,251	-	-
Changes in operating assets and liabilities:
Account receivables	(1,504,828)	(343,165)	306,781
Contract assets	2,781,603	(719,615)	(176,968)
Advance to suppliers	(4,355,926)	756,846	(824,141)
Deferred initial public offering costs	-	-	(650,092)
Due from a related party	-	-	72,371
Inventories	199	(185,985)	-
Prepaid expenses and other current assets	33,653	128,658	(57,406)
Account payables	40,239	66,961	(69,500)
Contract liabilities	462,253	(421,834)	417,987
Taxes payable	90,150	191,373	164,879
Lease liability	(67,754)	(60,907)	(5,252)
Accrued expenses and other liabilities	(40,842)	(80,097)	2,434
Net cash (used in) provided by operating activities	(1,412,238)	635,814	(338,432)

Cash flows from investing activities
Purchase of plant and equipment	(4,439)	(21,230)	(17,738)
Acquisition of 8.8228% non-controlling interest in China Liberal Beijing	-	-	(453,669)
Advance to a related party	-	(1,374,895)	-
Prepayment to acquire a subsidiary	(1,474,217)	-	-
Repayment of advance to a related party	1,471,113	-	-
Net cash used in investing activities	(7,543)	(1,396,125)	(471,407)

Cash flows from financing activities
Proceeds from related party borrowings	9,415	-	439,193
Repayment of due to a related party	-	(1,439,799)	-
Net proceeds from issuance of ordinary shares	29,047,088	5,405,451	-
Net cash provided by financing activities	29,056,503	3,965,652	439,193

Effect of changes of foreign exchange rates on cash	34,250	99,829	(4,241)
Net increase (decrease) in cash	27,670,972	3,305,170	(374,887)
Cash, beginning of year	5,007,449	1,702,279	2,077,166
Cash, end of year	$32,678,421	$5,007,449	$1,702,279

Supplemental disclosure of cash flow information:
Cash paid for interest expense	$40,555	$2,697	-
Cash paid for income tax	-	$20,775	$18,657
Supplemental disclosure of non-cash investing and financing activities
Transfer of non-controlling interest	-	-	$87,238
Right-of-use assets obtained in exchange for operating lease obligations	-	$180,528	$21,062

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

Chia Liberal Fujian Education Technology Group Co., Ltd (“China Liberal Fujian”) was formed on April 19, 2021 in the PRC, with the registered capital of RMB50 million ($7.9 million). China Liberal Beijing owns 100% equity interest in China Liberal Fujian.

The Company, through its wholly-owned subsidiaries, is primarily engaged in providing educational services in the PRC under the “China Liberal” brand. The Company offers a wide range of educational services and programs to customers, consisting primarily of Sino-foreign Jointly Managed Academic Programs, sales of textbooks and course material, Overseas Study Consulting Services and technological consulting services provided for targeted Chinese universities / colleges to help them improve their data management system and to optimize their teaching and operating environment (see Note 2). In late 2019, the Company also started to provide tailored job readiness training services to graduating students from the appropriate partner schools so that such students would be better equipped to serve the employer at their respective job positions.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Details of the subsidiaries of the Company as of December 31, 2021 were set out below:

	Date of	Place of
Name of Entity	Incorporation	Incorporation	% of Ownership	Principal Activities
China Liberal	February 25, 2019	Cayman Islands	Parent, 100%	Investment holding

Yi Xin BVI	October 19, 2010	BVI	100%	Investment holding

Boya Hong Kong	May 11, 2011	Hong Kong	100%	Investment holding

China Liberal Beijing	August 8, 2011	Beijing, PRC	100%	Education service provider

China Liberal Fujian	April 19, 2021	Fuzhou, PRC	100%	Education service provider

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The accompanying consolidated financial statements include the financial statements of China Liberal, Yi Xin BVI, Boya Hong Kong, China Liberal Beijing and China Liberal Fujian. All inter-company balances and transactions are eliminated upon consolidation.

Non-controlling interest and accounting for changes in ownership

Non-controlling interests represented aggregate 8.8228% ownership interests in China Liberal Beijing held by five minority shareholders as of December 31, 2018. The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests in the results of the Company are presented on the face of the consolidated statements of income and comprehensive income as an allocation of the total income for the year between non-controlling interest holders and the shareholders of the Company. On February 1, 2019, Boya Hong Kong entered into share transfer agreements with each of the non-controlling shareholders of China Liberal Beijing and completed the acquisition of the 8.8228% non-controlling interests in China Liberal Beijing, for a total price of RMB2.95 million (approximately $453,669). After this transaction, China Liberal Beijing became a 100% owned subsidiary of Boya Hong Kong. In accordance with ASC 810 “Consolidation,” changes in a parent’s ownership while the parent retains its controlling financial interest in its subsidiary should be accounted for as an equity transaction.

Reclassification

Certain prior year amounts in the Company’s consolidated statements of cash flow for the year ended December 31, 2020 have been reclassified to conform to the current period presentation. These reclassification had no impact on the Company’s cash position as of December 31, 2020 and had no impact on the total change in cash balance for the year ended December 31, 2020.

Uses of estimates

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable and contracts receivable, advances to suppliers, valuation allowance for deferred tax assets, provision necessary for contingent liabilities and revenue recognition. Actual results could differ from those estimates.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

COVID-19

The Company’s operations may be further affected by the ongoing COVID-19 pandemic. For the year ended December 31, 2021, the Company’s revenue from Sino-foreign Jointly Managed Academic Programs was not significantly impacted because (i) Chinese universities / colleges have resumed on-site construction since May 2020, and (ii) the number of students enrolled in the Company’s tailored job readiness training services increased by 201.4% as compared to the year ended December 31, 2020. The number of students enrolled in the Company’s Sino-foreign Jointly Managed Academic Programs with two colleges decreased by 9.8% during the 2021 academic school year but is considered as operating at normal level and no significant dropout has been reported to the Company during the year ended December 31, 2021.

The continued uncertainties associated with the COVID-19 has caused many Chinese universities / colleges to temporarily hold their “smart campus” project construction plans and accordingly, the Company did not obtain large “smart campus” project contract during the year ended December 31, 2021, which led to a decrease in the Company’s revenue from technological consulting and supporting services during that period. Additionally, the COVID-19 pandemic continues to have a negative impact over the Company’s study abroad consulting services. A portion of the Company’s revenue from overseas study consulting services were recognized when students received offers and obtained appropriate visas. However, due to the COVID-19 pandemic, certain countries closed their borders and imposed travel restrictions. For the year ended December 31, 2021, eight students receiving overseas consulting services received offers or visas, compared to 11 students who received school offers and obtained visas in the year ended December 31, 2020. Due to the uncertainties around international travels, it is expected that the COVID-19 pandemic may continue to result in students being restricted from pursuing their overseas education in the near terms and may have further negative impact over the oversea study consulting service revenue stream.

See Note 13 for Segment Reporting

The continued uncertainties associated with COVID-19 may continue to negatively impact the Company’s revenue and cash flows, as students may be discouraged by the restrictions imposed by major overseas education destination countries, which may lead to significant decrease in the demand of the Company’s overseas study consulting services and even its Sino-foreign Jointly Managed Academic Programs. Further, any resurgence could negatively affect the execution of additional smart campus contracts with Chinese universities / colleges, the collection of the payments from previous smart campus projects, and the market development of the Company’s newly launched visualization solutions and technology consulting services to non-university businesses.

Concentration of customers

A significant portion of the Company’s revenue, accounts receivables and contracts assets are concentrated on two large customers, and the Company’s operating results will be adversely and materially impacted if we lose these customers. Please refer to Note 10 Concentrations for details.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Liquidity

During the year ended December 31, 2021, the Company had a net loss and negative cash flow from operations. As of December 31, 2021, the Company had cash of approximately $32.7 million and had positive working capital of approximately $41.9 million. On February 24, 2022, the chief executive officer and chairperson of the board of directors of the Company, Ngai Ngai Lam, purchased 2,000,000 ordinary shares of the Company, par value $0.001 per share, at a purchase price of $1.50 per share, or an aggregate purchase price of $3,000,000. The Company’s liquidity is influenced by the level of its operations, the numerical volume and dollar value of its sales contracts, the progress of execution on its customer contracts, and the timing of accounts receivable collections. Management believes that the Company’s current cash as of December 31, 2021 will be sufficient to meet its working capital needs for at least the next 12 months from the date of this filing.

The Company intends to finance its future working capital requirements and capital expenditures from cash generated from operating activities. However, the Company may seek additional financings, to the extent required, and there can be no assurances that such financing will be available on favorable terms or at all.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains most of its bank accounts in the PRC and Hong Kong. Cash maintained in banks within the PRC of less than RMB0.5 million (equivalent to $78,567) per bank are covered by “deposit insurance regulation” promulgated by the State Council of the People’s Republic of China. Cash maintained in banks in Hong Kong of less than HKD0.5 million (equivalent to $64,130) per bank are covered by “deposit insurance scheme” oversee by a statutory body, Hong Kong Deposit Protection Board, established under the Deposit Protection Scheme Ordinance. As of December 31, 2021 and 2020, cash at bank in Hong Kong amounted to $31,860,607 and $3,401,817, respectively.

Account receivables and contracts assets, net

Account receivables and contracts assets are recorded net of allowance for uncollectible accounts.

The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trend. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of December 31, 2021 and 2020, there was no allowance recorded as the Company considers all of the accounts receivable fully collectible.

The Company’s contracts assets represents balance derived from the Technological Consulting Services for Smart Campus Solutions provided to Chinese universities/colleges, when the projects under the contracts have been completed and accepted by Chinese universities/colleges, but the balances have not been past due based on the contracted payment schedules. The Company had not incurred any bad debts with Chinese universities/colleges in the past, and considers the contract assets fully collectible. Thus, there was no allowance recorded on such outstanding contract assets as of December 31, 2021 and 2020 (See Note 4).

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advances to suppliers

Advance to suppliers consists of balances paid to suppliers that have not been provided or received. The Company makes advance payment to suppliers for purchase of equipment and devices in order to undertake the “smart campus” consulting projects for customers. Advances to suppliers are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2021 and 2020, there was no allowance recorded as the Company considers all of the advances to be fully realizable.

Inventories

Inventories as of December 31, 2021 and 2020 mainly consists of computer components to be sold within our Technological Consulting and Support Services revenue stream. Inventories are stated at the lower of cost or net realizable value. Costs include the cost of raw materials, freight, direct labor and related production overhead. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories.

Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company evaluates inventories on a quarterly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and future demand of each type of inventories. The Company recorded inventory reserve of $1,114 and nil as of December 31, 2021 and 2020.

Lease

The Company determines if an arrangement contains a lease at the inception of a contract. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right-of- use assets and lease liabilities are recognized at the commencement date based on the present value of the remaining future minimum lease payments. As the interest rate implicit in the Company’s leases is not readily determinable, the Company utilizes its borrowing rates set by the Central Bank of the People’s Republic of China, determined by class of underlying asset, to discount the lease payments.

The Company leases premises for offices under non-cancellable operating leases. Right-of-use assets are expensed over the term of lease. The Company leases do not include options to extend nor any restrictions or covenants. The Company has historically been able to renew its office leases. Under the terms of the lease agreements, the Company has no legal or contractual asset retirement obligations at the end of the lease.

Impairment of long-lived Assets

Long-lived assets with finite lives, primarily property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition below are the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of December 31, 2021 and 2020.

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments as of December 31, 2021 and 2020 based upon the short-term nature of the assets and liabilities. The fair value of the contracts receivable also approximates their carrying amount because the receivables were derived from fixed-price contracts and will be settled by cash.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Plant and equipment

Plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of plant and equipment is provided using the straight-line method over their expected useful lives, as follows:

Useful life
Office equipment and furniture	5 years
Electronic equipment	5 years
Transportation vehicles	5 years
Leasehold improvement	Shorter of the lease term or estimated useful life

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

With respect to Sino-foreign Jointly Managed Academic Programs, the Company is not involved in recruiting students, collecting refunding tuition when students dropout, all of which are handled by the host universities / colleges. The host universities / colleges normally offer tuition refund if a student drops out from school within the first month of each academic school year. Collected tuition fees become non-refundable after the one-month refund policy window. Historically, for students enrolled under the Sino-foreign Jointly Managed Academic Programs, the average student dropout rate was below 1%. The Company’s contracts with Chinese host universities / colleges provide that (1) the host universities / colleges will withhold the tuition collected from students for one to three months after the academic school year starts in September, and then remit the portion of tuition fees to the Company after the student headcounts have been finalized, and (2) the portion of tuition fee that the Company is entitled to receive is calculated based on the final actual number of students retained with the universities / colleges after any student dropout has been adjusted. Accordingly, any tuition refund has already been deducted by host universities / colleges before the Company receives its portion of the tuition fees. For accounting purposes, at the beginning of each academic school year, the Company initially accrues the estimated refund based on an historical 1% student dropout rate, and makes subsequent true-up adjustments after the final number of students retained with the host universities / colleges is determined. Such adjustments were immaterial for the years ended December 31, 2021, 2020 and 2019, respectively.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

-	Sino-foreign Jointly-Managed Academic Programs (continued)

The Company’s contracts with Chinese host universities / colleges provide that foreign teachers assigned by the Company should be substituted, and teaching textbooks, course materials and curriculums should be adjusted in a timely manner in order to ensure a satisfactory teaching result. The Chinese host universities / colleges have the right to withhold the Company’s portion of the tuition if the Company does not take corrective action when the Company’s service deficiency is identified. Any costs related to teacher substitution, textbooks, course materials and curriculums adjustment should be borne by the Company. The Company maintains active communications with the host universities / colleges in order to obtain feedback on the quality of the services performed. Any service deficiency is being corrected and improved in a timely manner so as to achieve satisfactory long-term cooperation with the host universities / colleges. Historically, as a result of timely interaction with the host universities / colleges to address any service deficiency and to improve the teaching result, there were no estimable tuition withhold from the host universities / colleges that needs to be accrued. There were no complaints received from the host universities / colleges with respect to the Company’s services for the years ended December 31, 2021, 2020 and 2019 which required material adjustment to the amount of fees received by the Company.

The tuition fees received by the Company are initially recorded as deferred revenue and recognized ratably over applicable academic year as the Company’s performance obligations related to teaching, management and other supporting services are carried out over the whole academic year.

Sales of textbooks and course materials

In order to ensure the quality of the course content to meet international standards, the Company has developed, edited, and published 12 English textbooks and course materials with emphasis on language training, and sells these textbooks and course materials to students enrolled under the Sino-foreign joint education programs. Revenue from sales of textbooks and related course materials is recognized upon delivery of textbooks and course materials, which is when the risks and titles are transferred and the Company’s performance obligation is satisfied.

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

In late 2019, the Company also started to provide tailored job readiness training services to graduating students from the appropriate partner schools so that such students would be better equipped to serve the employer at their respective job positions. Similar to Sino-foreign jointly-managed academic programs, the Company forges partnerships with selected Chinese vocational schools or colleges to provide tailored job readiness training services to students. The partner schools utilize their existing administrative ability, campus classrooms and facilities to recruit students into such training programs. The Company selects, recruits and appoints qualified faculty, trainers or professionals to provide trainings and bears related costs, develops and delivers major training content and materials to students to optimize their learning outcome, improve their social and technical skills, coordinate with employers to provide internship job opportunities to students and eventually help students to find appropriate jobs after completion of the trainings and graduation. The Company actively supports and interacts with enrolled students to ensure successful completion of the trainings, which normally takes several months up to three years. The Company’s contracts with partner schools are fixed price contracts, pursuant to which, the Company is to receive a fixed portion of training fees for services rendered. The training fees are collected first by partner schools from enrolled students before the training services get started, and then remitted to the Company. The Company initially records such training service fees as deferred revenue and ratably recognized it as revenue over the training service period as the Company’s performance obligations related to teaching, training, management and other supporting services are carried throughout the training period. For the year ended December 31, 2021, 2020 and 2019, the Company earned $137,772, $76,400 and $4,000 from providing tailored job readiness training services to students.

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

The Company’s contract assets, consist primarily of account receivable related to providing educational services associated with Sino-foreign jointly managed education programs and study abroad consulting services to enrolled students, and contract assets associated with providing technological consulting services for smart campus solutions, in which the Company’s contracted performance obligations have been satisfied, amount billed and the Company has an unconditional right to payment.

The Company had account receivable related to revenues from Sino-foreign jointly managed education programs, tailored job readiness training services and study abroad consulting services of $2,462,549 and $915,618 as of December 31, 2021 and 2020, respectively. Out of outstanding $915,618 accounts receivable as of December 31, 2021, $904,627 has been collected during the subsequent period up to March 2022.

In addition, the Company had contract assets of $2,014,148 and $4,711,563 (including current and non-current portion of $4,448,946 and $262,617, respectively) as of December 31, 2021 and 2020, respectively, primarily derived from providing technological consulting services for smart campus solutions to Chinese universities / colleges.

The balance due within one year and more than one year was based on the contracted payment terms with Chinese universities / colleges. Subsequently, from January 2022 up to the date of this report, the Company collected approximately $2,414,649 (RMB15,755,580) short-term contract assets from Fuzhou Melbourne Polytechnic (“FMP”) and remaining short-term contract assets will be collected before December 2022. The FMP long-term contract assets of $262,617 will be collected in 2022 based on the contract payment terms (see Note 4). In connection with the FMP “smart campus” projects, financing component resulted from a timing difference when control is transferred and the collection of cash receipts that may impact future cash flows amounted to $7,657 as of December 31, 2021. The Company had not incurred any bad debts with Chinese universities/colleges in the past in connection with its undertaking of these services, and accordingly the Company considers the contract assets fully collectible.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (Continued)

Contract Balances and Remaining Performance Obligations (continued)

The Company’s contract liabilities, which are reflected in its consolidated balance sheets as deferred revenue of $291,833 and $154,927 as of December 31, 2021 and 2020, respectively, consist primarily of the unsatisfied performance obligations as of the balance sheet dates. The December 31, 2021 deferred revenue balance primarily consisted of deferred revenue associated with Overseas Study Consulting Services. The December 31, 2020 deferred revenue balance primarily consisted of $27,334 deferred revenue associated with the “smart campus” projects when the Company received advance payment from customers while the projects have not been completed as of the balance sheet date, $21,257 deferred revenue associated with tailored job readiness training services and $106,336 deferred revenue associated with Overseas Study Consulting Services.

Disaggregation of revenue

Revenue disaggregated by service type was as follows for the years ended December 31, 2021, 2020, and 2019:

	For the years ended December 31
	2021	2020	2019
Revenue from Sino-foreign Jointly Managed Academic Programs	$2,676,147	$2,772,679	$2,484,194
Revenue from Technological Consulting Services for Smart Campus Solutions	1,059,453	1,995,559	2,232,588
Revenue from Overseas Study Consulting Services	36,174	129,485	525,878
Revenue from tailored job readiness training services	137,772	76,400	-
Revenue from textbook and course material sales	-	48,976	13,150
Total revenue	$3,909,546	$5,023,099	$5,255,810

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Costs on data management application system customization

With its “smart campus” solution services to Chinese universities / colleges, the Company provides technical support to help Chinese universities / colleges customize their campus data management application system to record student information. The Company does not develop or own the data management application software. Costs incurred, which consist primarily of internal salaries and benefits of personnel involved in the provision of such services, are included in the cost of revenue in the consolidated statements of income and comprehensive income.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2021, 2020 and 2019. The Company does not believe there was any uncertain tax provision as of December 31, 2021 and 2020.

The Company’s operating subsidiaries in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the fiscal years ended December 31, 2021, 2020 and 2019. As of December 31, 2021, all of the tax returns of the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Value added tax (“VAT”)

The PRC government implemented a value-added tax reform pilot program, which replaced the business tax with VAT on selected sectors including but not limited to education in Beijing effective September 1, 2012. In August 2013, the pilot program was expanded nationwide in certain industries. Since May 2016, the change from business tax to VAT are expanded to all other service sectors which used to be subject to business tax. The VAT rates applicable to the Company’s PRC subsidiaries ranged from 3% to 6%.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based compensation

The Company applies ASC 718 (“ASC 718”), Compensation - Stock Compensation, to account for its employee share-based payments. In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or an equity award. All the Company’s share-based awards to employees were classified as equity awards.

In accordance with ASC 718, the Company recognizes share-based compensation cost for equity awards to employees with a performance condition based on the probable outcome of that performance condition. Compensation cost is recognized if it is probable that the performance condition will be achieved.

A change in any of the terms or conditions of the awards is accounted for as a modification of the awards. Incremental compensation cost is measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the fair value of the awards and other pertinent factors at the modification date. For vested awards, the Company recognizes incremental compensation cost in the period the modification occurs. For unvested awards, the Company recognizes over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. If the fair value of the modified award is lower than the fair value of the original award immediately before modification, the minimum compensation cost the Company recognizes is the cost of the original award. When the vesting conditions (or other terms) of the equity awards granted to employees are modified, the Company first determines on the modification date whether the original vesting conditions were expected to be satisfied, regardless of the entity’s policy election for accounting for forfeitures. If the original vesting conditions were not expected to be satisfied, the grant date fair value of the original equity awards are ignored and the fair value of the equity awards measured at the modification date are recognized if the modified awards ultimately vest.

The Company uses the accelerated method to recognize compensation expense for all awards granted. The Company determined the fair value of the awards granted to employees. The Group adopted ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting, (“ASU 2016-09”) and elected to account for forfeitures as they occur.

Earnings (loss) per share

Basic EPS is measured as net income (loss) divided by the weighted average ordinary shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2021, 2020 and 2019, there were no dilutive shares.

Foreign currency translation

The functional currency for China Liberal, Yi Xin BVI and Boya Hong Kong is the U.S Dollar (“US$”). However, China Liberal, Yi Xin BVI and Boya Hong Kong currently only serve as the holding companies and did not have active operation as of December 31, 2021. The Company operates primarily through its subsidiary China Liberal Beijing in the PRC, and the functional currency for China Liberal Beijing is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into the reporting currency US$. Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income (loss). Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	December 31, 2021	December 31, 2020	December 31, 2019
Year-end spot rate	US$1=RMB 6.3640	US$1=RMB 6.5250	US$1=RMB 6.9680
Average rate	US$1=RMB 6.4441	US$1=RMB 6.8878	US$1=RMB 6.9088

Comprehensive income (loss)

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

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Accounting Standards Update 2019-04 Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and Accounting Standards Update 2019-05, Targeted Transition Relief. In November 2019, the FASB issued ASU 2019-10, which extends the effective date for adoption of ASU 2016-13. Accordingly, for public entities that are not smaller reporting entities, ASU 2016-13 and its amendments is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As an emerging growth company, the Company plans to adopt this guidance effective January 1, 2023. The Company is currently evaluating the impact of the pending adoption of ASU 2016-13 on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. ASU 2019-12 is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years, with early adoption permitted. The Company adopted this ASU on January 1, 2021. The adoption of this guidance had no material impact on the Company’s consolidated financial statements.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — ACCOUNT RECEIVABLES, NET

Account receivables consist of the following:

	December 31	December 31
	2021	2020
Account receivables - Sino-foreign Jointly Managed Academic Programs	$2,398,821	$890,807
Account receivables – tailored job readiness training services	1,363	13,820
Account receivables- Overseas Study Consulting Services	62,366	10,991
Account receivables	$2,462,550	$915,618

Under the Sino-foreign Jointly Managed Academic Programs, student tuition fees are collected by the Chinese host universities / colleges at the beginning of each academic school year and then remit the agreed portion to the Company within one to four months. 92.7% of the December 31, 2020 accounts receivable balances have been collected. 8.9% of the December 31, 2021 accounts receivable balances associated with Sino-foreign Jointly Managed Academic Programs and tailored job readiness training services has been collected as of the filing date of these financial statements.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — CONTRACT ASSETS, NET

Contract assets consists of the following:

	December 31	December 31
	2021	2020
Contract assets - “Smart Campus” related technological consulting services with FMP (1)	$1,350,683	$3,730,203
Contract assets - “Smart Campus” project maintenance and technical support fee with FMP	601,461	600,134
Contract assets – Other “Smart Campus” related technological consulting services	54,345	245,761
Financing component associated with FMP contract assets (1)	7,657	135,465
Total contract assets, net	2,014,146	4,711,563
Less: current portion of contract assets	2,014,146	4,448,946
Contract assets, non-current	$-	$262,617

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

As of December 31, 2021, total outstanding contract assets from FMP 2017 contract amounted to $209,724, including the following:

	Amount as of	Contracted
	December 31,	payment due
2017 FMP Contract	2021	date
Maintenance fees	$209,724
Total	209,724
Less: current portion of contract assets	209,724	By December 31, 2022
Non-current portion	-

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — CONTRACT ASSETS, NET (continued)

As of December 31, 2021, current portion of contract assets associated with FMP 2017 contract amounted to $209,724 for services completed during 2021. As of the filing date of these financial statements, contract assets of $209,724 was not past due and will be collected by December 31, 2022.

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

The contract for the information engineering laboratory training center includes two phases. Phase I requires the Company to complete the hardware and software installation and decoration of the computer training rooms, IOT training room and digital classrooms with contract price of approximately RMB7.1 million ($1.01 million), which was completed before December 31, 2019, passed the inspection and was accepted by FMP. Phase II requires the Company to complete the hardware and software installation for the cloud computing and big data room with contract price of RMB3.48 million ($0.5 million). In 2020, the Company completed the experiment-based simulation center for FMP’s hotel management major, with satisfactory inspection and acceptance by FMP and recognized RMB4.6 million ($0.7 million) revenue. Due to COVID-19 outbreak and temporary school closure, the performance of the Phase II contract has been delayed and rescheduled to be completed in 2021. During the year ended December 31, 2021, the Company completed the information engineering experiment training center for FMP’s big data and cloud computing training room equipment, with satisfactory inspection and acceptance by FMP and recognized RMB2.1 million ($0.3 million) revenue.

As of December 31, 2021, total outstanding contract assets from FMP 2019 contract amounted to $1,750,077, including the following:

	Amount as of	Contracted
	December 31,	payment due
2019 FMP Contract	2021	date
Contract assets	$1,358,340
Maintenance fees	391,737
Total	1,750,077
Less current portion	1,750,077	By December 31, 2022
Non-current portion	-

As of December 31, 2021, contract assets associated with FMP 2019 contract amounted to $1,750,077, including receivable of $259,982 for services completed before December 31, 2019, receivable of $766,289 for services completed during 2020, receivable of $332,069 for services completed during 2021 and maintenance fees of $391,737. As of the filing date of these financial statements, contract assets of $1,750,077 was not past due and will be collected by December 31, 2022.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — CONTRACT ASSETS, NET (continued)

For the above mentioned 2017 and 2019 FMP contracts, revenue recognized for the years ended December 31, 2021, 2020 and 2019 was as follows:

	For the years ended December 31,
	2021	2020	2019
2017 FMP contract post-installation maintenance fee revenue	$201,085	$171,035	$187,559
Revenue from 2019 FMP “smart campus” contract	332,069	612,359	926,187
2019 FMP contract post-installation maintenance fee revenue	187,800	159,736	-
Total revenue from FMP “smart campus” contracts	$720,954	$943,130	$1,113,746

The Company has entered into additional smart campus solution contracts with a number of Chinese universities / colleges, including Capital Normal University, Shougang Technician College, Beijing Institute of Technology, North China Electric Power University, University of Chinese Academy of Sciences, Beijing Advanced Technical School of Arts and Craft and China University of Mining & Technology (Beijing), etc., to provide “smart campus” solution related consulting services to them, such as internet network improvement, digital classroom solutions, and educational management system customization. Most of these new smart campus contracts had been executed, completed, and accepted by these universities / colleges and the Company recognized revenue of $426,088, $440,190 and $1,118,842 in 2021, 2020 and 2019, respectively. As of December 31, 2021, contract assets from these smart campus projects amounted to $54,345.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — ADVANCE TO SUPPLIERS

In connection with the technological consulting services provided to Chinese universities / colleges for the “smart campus” projects as disclosed in Note 4, the Company made advance payment to suppliers for purchase of electronic sensors, smartboards, projectors, LED display panels, high definition classroom audio and sound system and other lab-based equipment. The balances of advance to suppliers were $4,525,794 and $94,648 as of December 31, 2021 and 2020, respectively. There was no allowance recorded as the Company considers all of the advances fully realizable.

NOTE 6 — PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets consisted of the following:

	December 31	December 31
	2021	2020
Other receivable (1)	$108,129	$167,748
Prepaid expenses and other (2)	67,827	55,639
Prepaid expenses and other assets	$175,956	$223,387

(1)	Other receivable primarily includes short-term advances to employees for business operations, which are normally expensed within three months when invoices and other supporting documents been submitted for reimbursement, and security deposits for performance of contracts.

(2)	Prepaid expenses and other include prepaid commissions for student recruitments and prepaid independent director fees, which are amortized over the service periods.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — PLANT AND EQUIPMENT, NET

Plant and equipment, net, consist of the following:

	December 31,	December 31,
	2021	2020
Transportation vehicles	$238,851	$232,957
Electronic equipment	98,937	94,335
Office equipment and furniture	9,581	8,128
Subtotal	347,369	335,420
Less: accumulated depreciation	(311,985)	(286,272)
Plant and equipment, net	$35,384	$49,148

Depreciation expense was $18,652, $15,891 and $40,038 for the years ended December 31, 2021, 2020 and 2019, respectively. In June 2020, China Liberal Beijing relocated its headquarters office to a new location for an efficient space. In connection with the office relocation, the Company disposed certain fully depreciated office equipment and furniture and leasehold improvement associated with the old office lease. In 2020, the Company recognized a loss of $37,468 from such disposal. In 2021, the Company incurred a loss of $607 from disposal of plant and equipment.

NOTE 8 — RELATED PARTY TRANSACTIONS

a.	Due from a related party

As of December 31, 2020, balance due from a related party, Ms. Ngai Ngai Lam, CEO and Chairwoman of the Company, amounted to $1,439,080. The advance was made on December 29, 2020 and was non-trade in nature, unsecured, interest free and repayable on demand. The Company received full repayment on this advance in January 2021 and has no intention to make additional advance to related parties in the future.

b.	Due to related parties

As of December 31, 2021 and 2020, the balance due to related parties are comprised of advances from the Company’s principal shareholders and used for working capital during the Company’s normal course of business. These advances were non-trade in nature, unsecured, interest free and repayable on demand. Due to related parties amounted to $23,557 and nil as of December 31, 2021 and 2020, respectively.

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

Hong Kong

Boya Hong Kong is incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 16.5%. However, Boya Hong Kong did not generate any assessable profits arising in or derived from Hong Kong for the fiscal years ended December 31, 2021, 2020 and 2019, and accordingly no provision for Hong Kong profits tax has been made in these periods.

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

China Liberal Beijing, the Company’s main operating subsidiary in PRC, was approved as a HNTE and is entitled to a reduced income tax rate of 15% beginning December 2016, which is valid for three years. In December 2019, China Liberal Beijing successfully renewed its HNTE Certificate with local government and has since continued to enjoy the reduced income tax rate of 15% for another three years by December 2022. EIT is typically governed by the local tax authority in the PRC. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. China Liberal Fujian is subject to a standard 25% income tax rate.

The corporate income taxes for fiscal 2020 and 2019 were reported at a reduced rate of 15% as a result of China Liberal Beijing being approved as a HNTE.  The corporate income taxes for fiscal year 2021 were reported at a blended reduced rate as a result of China Liberal Beijing being approved as a HNTE and enjoying a 15% reduced income tax rate, while China Liberal Fujian is subject to a standard 25% income tax rate. The impact of the tax holidays noted above decreased corporate income taxes by $196,148, $234,099 and $101,398 for the years ended December 31, 2021, 2020 and 2019, respectively. The benefit of the tax holidays on net income per share (basic and diluted) $0.02, $0.04 and $0.02 for the years ended December 31, 2021, 2020 and 2019, respectively.

The components of the income tax provision are as follows:

	For the years ended December 31,
	2021	2020	2019
Current tax provision
Cayman	$-	$-	$-
BVI	-	-	-
Hong Kong	-	-	-
PRC	300,034	303,246	156,038
Total current tax provision	$300,034	$303,246	$156,038
Deferred tax provision
Cayman	$-	$-	$-
BVI	-	-	-
Hong Kong	-	-	-
PRC	-	-	-
Total deferred tax provision	-	-	-
Income tax provision	$300,034	$303,246	$156,038

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — TAXES (continued)

(a)	Corporate Income Taxes (“CIT”) (continued)

The following table reconciles the China statutory rates to the Company’s effective tax rate for the years ended December 31, 2021, 2020 and 2019:

	For the years ended December 31,
	2021	2020	2019
China Income tax statutory rate	25.0%	25.0%	25.0%
Permanent difference	1.1%	0.6%	0.4%
Effect of PRC preferential tax rate	(9.9%)	(10.0%)	(10.0%)
Non-PRC entities not subject to PRC income tax	15.4%	4.5%	10.9%
Effective tax rate	31.6%	20.1%	26.3%

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. As of December 31, 2021, all of the Company’s tax returns for its PRC Subsidiary remain open for statutory examination by PRC tax authorities.

(b)	Taxes payable

Taxes payable consist of the following:

	December 31,	December 31,
	2021	2020
Income tax payable	$517,272	$512,231
Value added tax payable	221,243	118,832
Other taxes payable	2,451	2,588
Total taxes payable	$740,966	$633,651

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — CONCENTRATIONS

For the year ended December 31, 2021, two customers accounted for approximately 48.4% and 36.0% of the Company’s total revenue, respectively. For the year ended December 31, 2020, three customers accounted for approximately 45.3%, 30.1% and 12.2% of the Company’s total revenue, respectively. For the year ended December 31, 2019, two customers accounted for approximately 36.3% and 30.9% of the Company’s total revenue, respectively.

As of December 31, 2021, two customers accounted for 79.6% and 17.7% of the total outstanding accounts and contracts receivable balance. As of December 31, 2020, one customer accounted for 86.0% of the total outstanding accounts and contracts receivable balance.

For the year ended December 31, 2021, there was no supplier accounted for more than 10% of the total purchases. For the year ended December 31, 2020, one supplier accounted for approximately 33.1% of the total purchases. For the year ended December 31, 2019, three suppliers accounted for approximately 26.0%, 15.9% and 14.6% of the total purchases, respectively.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — SHAREHOLDERS’ EQUITY

Ordinary Shares

The authorized share capital of the Company is 50,000,000 shares of par value of $0.001 each.

Issuance of ordinary shares

On May 12, 2020, the Company completed its initial public offering of 1,333,333 ordinary shares at a public offering price of $6.00 per share. The gross proceeds were $8 million before deducting underwriting discounts and other offering expenses, resulting in net proceeds of approximately $5.4 million. In connection with the offering, the Company’s ordinary shares began trading on the Nasdaq Capital Market under the symbol “CLEU.”

In March 2021, the Company filed a Registration Statement on Form F-1 to register 6,000,000 ordinary shares of the Company in an effort to offer these shares to potential investors and raise funds as working capital and potential future acquisitions. On April 19, 2021, the Company entered into certain subscription agreements with investors through a self-written public offering, pursuant to which the Company sold an aggregate of 6,000,000 ordinary shares, par value $0.001 per share, at a purchase price of $5.0 per share. The net proceeds to the Company from this offering were $29.0 million.

As of December 31, 2021 and 2020, the Company had a total of 13,848,333 and 6,333,333 ordinary shares issued and outstanding, respectively.

Statutory reserve and restricted net assets

The Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China.

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the board of directors of the Company (the “Board of Directors”). The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital, but are not distributable as cash dividends.

Relevant PRC laws and regulations restrict the Company’s PRC subsidiary from transferring a portion of its net assets, equivalent to its statutory reserves and its share capital, to the Company in the form of loans, advances or cash dividends. Only PRC subsidiary’s accumulated profits may be distributed as dividends to the Company without the consent of a third party. As of December 31, 2021 and 2020, the restricted amounts as determined pursuant to PRC statutory laws totaled $719,804 and $551,146, respectively, and total restricted net assets amounted to $10,124,824 and $8,262,442, respectively.

Share-based compensation

On May 14, 2021, the Board of Directors granted the Company’s independent directors a total of 15,000 ordinary shares, par value $0.001 per share, vested immediately in full upon the grant. The fair value of the ordinary shares granted was $53,250 as of May 14, 2021, based on the market price of the Company’s ordinary share as of the date of the grant. The Company recognized share-based compensation expense of $53,250 for the year ended December 31, 2021.

On December 16, 2021, the Board of Directors granted a total of 1,500,000 ordinary shares, par value of $0.001 per share to 12 employees of the Company under the 2021 Share Incentive Plan, vested immediately in full upon the grant. The fair value of the ordinary shares granted was $2,235,000 as of December 16, 2021, based on the market price of the Company’s ordinary share as of the date of the grant. The Company recognized share-based compensation expense of $2,235,000 for the year ended December 31, 2021.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — LEASES

The Company’s main operating subsidiary, China Liberal Beijing, leases office spaces for its headquarter office and local branches under non-cancelable operating lease agreements with various expiration dates in 2022. Lease expense for the years ended December 31, 2021, 2020 and 2019 was $92,537, $158,612 and $235,894, respectively.

As of December 31, 2021 and 2020, the remaining lease term was 6 months and one-and-a-half years, respectively. The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on the benchmark lending rate for three-year loans as published by China’s central bank in order to discount lease payments to present value. The weighted-average discount rate of the Company’s operating leases was 3.95% and 3.95%, as of December 31, 2021 and 2020.

Supplemental balance sheet information related to operating leases was as follows:

As of
December 31,
2021
Right-of-use assets	$185,095
Right of use asset-accumulated amortization	(137,478)
Right-of-use assets, net	47,617

Lease liability, current	47,617
Total lease liability	$47,617

As of December 31, 2021, maturities of lease liability were as follows:

Maturity of operating lease liability
2022	$47,861
Total future minimum lease payments	47,861
Less imputed interest	(244)
Total	$47,617

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

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services. Based on management’s assessment, the Company has determined that it has five operating segments as defined by ASC 280, including Sino-foreign Jointly Managed Academic Programs, textbooks and course material sales, Overseas Study Consulting Services, Technological Consulting Services for Smart Campus Solutions and Tailored Job Readiness Training Services.

Substantially all of the Company’s revenues for the years ended December 31, 2021, 2020 and 2019 were generated from the PRC. As of December 31, 2021 and 2020, a majority of the long-lived assets of the Company are located in the PRC, and therefore, no geographical segments are presented.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — SEGMENT REPORTING (continued)

The following table presents summary information by segment for the years ended December 31, 2021, 2020 and 2019, respectively:

	For the year ended December 31, 2021
				Technological	Tailored
	Joint		Overseas	consulting for	job
	Education	Textbook	study	smart campus	readiness
	Programs	sales	consulting	solutions	services	Total
Revenue	$2,676,147	$-	$36,174	$1,059,453	$137,772	$3,909,546
Cost of revenue	(364,580)	-	(51,744)	(615,717)	(117,107)	(1,149,148)
Gross profit (loss)	2,311,567	-	(15,570)	443,736	20,665	2,760,398

Operating expenses	(2,690,893)	-	(36,373)	(1,065,291)	(138,531)	(3,931,088)
Loss from operation	(379,326)	-	(51,943)	(621,555)	(117,866)	(1,170,690)

Depreciation and amortization	12,767	-	173	5,055	657	18,652
Capital expenditure	3,038	-	41	1,204	156	4,439

Total assets	29,867,990	-	403,731	11,824,362	1,537,648	43,633,731
Total liabilities	$1,146,799	$-	$15,502	$454,003	$59,039	$1,675,343

	For the year ended December 31, 2020
				Technological	Tailored
	Joint		Overseas	consulting for	job
	education	Textbook	study	“smart campus”	readiness
	programs	Sales	consulting	solutions	services	Total
Revenue	$2,772,679	$48,976	$129,485	$1,995,559	$76,400	$5,023,099
Cost of revenue	(594,035)	(9,333)	(85,733)	(1,403,029)	(64,903)	(2,157,033)

Gross profit	2,178,644	39,643	43,752	592,530	11,497	2,866,066

Operating expenses	788,978	13,936	36,846	567,846	21,740	1,429,346

Income (Loss) from operation	1,389,666	25,707	6,906	24,684	(10,243)	1,436,720

Depreciation and amortization	8,771	155	410	6,313	242	15,891

Capital expenditure	11,719	207	547	8,434	323	21,230

Total assets	7,051,018	124,548	329,285	5,074,775	194,288	12,773,914

Total liabilities	$625,392	$11,047	$29,206	$450,108	$17,232	$1,132,985

	For the year ended December 31, 2019
				Technological
	Joint		Overseas	consulting for
	education	Textbook	study	“smart campus”
	programs	Sales	consulting	solutions	Total
Revenue	$2,484,194	$13,150	$525,878	$2,232,588	$5,255,810
Cost of revenue	(1,508,356)	(11,499)	(264,695)	(1,576,144)	(3,360,694)

Gross profit	975,838	1,651	261,183	656,444	1,895,116

Operating expenses	700,850	3,730	140,765	531,111	1,376,456

Income (Loss) from operation	274,988	(2,079)	120,418	125,333	518,660

Depreciation and amortization	18,505	64	4,404	17,065	40,038

Capital expenditure	-	304	760	16,674	17,738

Total assets	3,239,183	17,146	685,702	2,911,109	6,853,140

Total liabilities	$790,833	$4,186	$167,411	$710,735	$1,673,165

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 — SUBSEQUENT EVENTS

1.

On February 1, 2022, the Company entered into a stock purchase agreement with Wanwang Investment Limited (“Wanwang”), a company incorporated in the British Virgin Islands, Xiaoshi Huang and Thrive Shine Limited, a company incorporated in the British Virgin Island (together with Xiaoshi Huang, the “Sellers”) to acquire all of the equity interests in Wanwang from the Sellers for a consideration of $60 million. The stock purchase agreement has been amended on February 16, 2022 to update the payment method and the transaction is expected to be closed before May 2022. Wanwang and its subsidiaries hold rights and interests in FMP and Strait College of Minjiang University represents 100 % and 100 % ownership interest in FMP and Strait College of Minjiang University, respectively. For the years ended December 31, 2021 and 2020, revenue generated from sales to FMP and Strait College of Minjiang University represents approximately 48.4% and 36.0%, 45.3% and 35.1%, respectively.

2.

On February 24, 2022, the chief executive officer and chairperson of the board of directors of the Company, Ngai Ngai Lam, purchased 2,000,000 ordinary shares of the Company, par value $0.001 per share, at a purchase price of $1.50 per share, or an aggregate purchase price of $3,000,000.

3.

On April 7, 2022, the Company entered into definitive subscription agreements with certain accredited investors in a private placement transaction, pursuant to which the investors agreed to subscribe for and purchase, and the Company agreed to issue and sell an aggregate of 6,000,000 ordinary shares of the Company, par value $0.001 per share, to these investors for an aggregate purchase price of $9.0 million. The Agreements and the transactions contemplated thereby have been approved by the Company’s board of directors on April 1, 2022. The Company expects to complete the offering in late April or May 2022.

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

The Company did not pay any dividend for the periods presented. As of December 31, 2021 and 2020, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

PARENT COMPANY BALANCE SHEET

	2021	2020
ASSETS
Current assets
Prepaid expenses and other assets	$23,713	$55,639

Non-current assets
Investment in subsidiaries	41,934,675	11,585,290
Total assets	$41,958,388	$11,640,929

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accrued expenses and other current liabilities	-	-
Total liabilities	$-	$-

COMMITMENT AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.001 par value, 50,000,000 shares authorized, 13,848,333 and 6,333,333 shares issued and outstanding at December 31, 2021 and December 31, 2020, respectively	13,848	6,333
Additional paid-in capital	40,686,311	9,358,487
Retained earnings	1,258,229	2,276,109
Total shareholders’ equity	41,958,388	11,640,929
	,
Total liabilities and shareholders’ equity	$41,958,388	$11,640,929

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

PARENT COMPANY STATEMENTS OF INCOME

	For the years ended December 31,
	2021	2020	2019
Operating expenses:
General and administrative expenses	$(3,016,735)	$(488,735)	$-

Other expenses
Other expenses	-	$(10)	-
Loss from operations	$(3,016,735)	$(488,745)	-
Equity in earnings of subsidiaries	1,998,855	2,168,995	437,904
Net (loss) income	$(1,017,880)	$1,680,250	$437,904
Foreign currency translation adjustments		-	(78,171)
Comprehensive (loss) income attributable to the Company	$(1,017,880)	$1,680,250	$359,733

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years ended December 31,
	2021	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(1,017,880)	$1,680,250	$437,904
Share-based compensation	2,288,251	-	-
Adjustments to reconcile net cash flows from operating activities
Equity in earnings of subsidiary	1,998,855	(2,168,995)	(437,904)
Prepaid expenses and other current assets	31,926	(55,639)
Net cash provided by (used in) operating activities	3,301,152	(544,384)	-

Cash flow from investing activities
Investment in subsidiaries	(32,348,240)	4,861,067)	-
Cash used in investing activities	(32,348,240)	(4,861,067)	-

Cash flow from financing activities
Net proceeds from issuance of ordinary shares	29,047,088	5,405,451	-
Cash provided by financing activities	29,047,088	5,405,451	-
Change in cash	-	-	-
Cash, beginning of year	-	-	-
Cash, end of year	-	-	-

