Form 20-F
period 2022-12-31
China Liberal Education Holdings Ltd
filed 2023-05-15
CIK 1775085

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Room 805, Block 15, No. A1 Chaoqian Road,

Science and Technology Park, Changping District

Beijing, People’s Republic of China 102200

(Address of Principal Executive Offices)

Ms. Ngai Ngai Lam, Chief Executive Officer

Tel: +86-10-6597-8118

Room 805, Block 15, No. A1 Chaoqian Road,

Science and Technology Park, Changping District

Beijing, People’s Republic of China 102200

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

An aggregate of 31,598,333 ordinary shares, par value $0.001 per share, as of December 31, 2022.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Unless the context otherwise requires, in this annual report on Form 20-F references to:

•

“affiliated entities” are to FMP (as defined below) and Strait College (as defined below), which are our consolidated affiliated entities under U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) and we have consolidated the financial results of the affiliated entities in the consolidated financial statements in accordance with U.S. GAAP;

•	“Aiways Automobile” are to Aiways Automobile Holdings Limited, a Cayman Islands exempted company with limited liability and a wholly-owned subsidiary of the Company;
•	“Aiways Merger Sub” are to Aiways Merger Sub Limited, a Cayman Islands exempted company with limited liability and a wholly-owned subsidiary of the Company;
•	“Boya Hong Kong” are to China Boya Education Group Co., Limited, a Hong Kong limited liability company;
•	“China” or the “PRC” are to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau;
•	“China Liberal” are to China Liberal Education Holdings Limited, a Cayman Islands exempted company with limited liability;
•	“China Liberal Beijing” are to China Liberal (Beijing) Education Technology Co., Ltd., a PRC limited liability company and our operating subsidiary;
•	“China Liberal Fujian” are to China Liberal Fujian Education Technology Group Co., Ltd, a PRC limited liability company;
•

“Company,” “the Group,” “we,” “our,” and “us” are to China Liberal Education Holdings Limited, and when describing the group’s consolidated financial information, also includes the Company’s subsidiaries and the affiliated entities (defined below);

•

“EAP” are to Australia English for Academic Purposes, which prepares international students for vocational or tertiary-level study in Australia and other contexts where English is the language of instruction, and it aims to develop student awareness, knowledge and skills in the use of English as the language of teaching and learning in a vocational and/or university environment;

•	“FMP” are to Fuzhou Melbourne Polytechnic;
•	“FPEC” are to Fujian Preschool Education College;
•	“Fujian Wanzhong” are to Fujian Wanzhong Education Investment Management Co., Ltd., a PRC limited liability company and a subsidiary of the Company;
•	“FUT” are to Fujian University of Technology;
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

•	“NZTC” are to New Zealand Tertiary College;
•	“Oriental Wisdom” are to Oriental Wisdom Cultural Development Co., Ltd., a PRC limited liability company and a subsidiary of the Company;
•	“PRC subsidiaries” and “PRC entities” refer to entities established in accordance with PRC laws and regulations;
•	“RMB” and “Renminbi” are to the legal currency of China;
•	“shares”, “Shares” or “Ordinary Shares” are to the ordinary shares of the Company, par value US$0.001 per share;
•	“Sino-foreign Jointly Managed Academic Programs” are to education programs offered by joint ventures of the PRC and foreign institutions;
•	“Strait College” are to Strait College of Mingjiang University;
•

“TOEFL” are to Test of English as Foreign Language, an international standardized test of English language proficiency for non-native English language speakers, and commonly accepted by American academic institutions;

•	“US$,” “dollars” or “U.S. dollars” are to the legal currency of the United States;
•	“Wanwang” are to Wanwang Investment Limited, a British Virgin Islands exempted company with limited liability and a subsidiary of the Company;
•	“Wanzhong HK” are to Wanzhong (HK) Investment Limited, a Hong Kong limited liability company and a subsidiary of the Company; and
•	“Yi Xin BVI” are to Yi Xin International Investment Limited, a company incorporated in the British Virgin Islands.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2022, 2021 and 2020.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	December 31,	December 31,	December 31,
U.S. Dollar Exchange Rate	2022	2021	2020
At the end of the period - USD: RMB	US$1=RMB6.8972	US$1=RMB6.3640	US$1=RMB 6.5250
Average rate for the period - USD: RMB	US$1=RMB6.7526	US$1=RMB6.4441	US$1=RMB 6.8878

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

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

China Liberal is a holding company incorporated in the Cayman Islands and not a Chinese operating company. As a holding company with no material operations of its own, China Liberal conducts its operations through its wholly owned PRC subsidiaries, China Liberal Beijing, China Liberal Fujian, Oriental Wisdom, and Fujian Wanzhong, as well as the affiliated entities. As more fully explained in the corporate structure chart and accompanying notes, we treat FMP and Strait College as our consolidated affiliated entities under U.S. GAAP and have consolidated the financial results of the affiliated entities in the consolidated financial statements in accordance with U.S. GAAP. We directly hold 100% of the equity interests in our subsidiaries, and receive the economic benefits of the affiliated entities.

Because we do not directly hold equity interests in the affiliated entities, we are subject to risks and uncertainties of the interpretations and applications of PRC laws and regulations. We are also subject to the risks and uncertainties about any future actions of the PRC government in this regard that could disallow this structure, which would likely result in a material change in our operations, and the value of our Ordinary Shares may depreciate significantly or become worthless. See “Risk Factors—Risks Relating to Our Corporate Structure” and “Risk Factors—Risks Relating to Doing Business in China.”

Our Ordinary Shares are the shares of the offshore holding company in the Cayman Islands, instead of shares of our operating companies in China. Therefore, holders of our Ordinary Shares do not directly hold any equity interests in our operating companies or the affiliated entities in China and investors are purchasing an interest in the Cayman Islands holding company.

In this annual report, we refer to (i) the holding company as “we,” “us”, “our” or “the Company,” and when describing the group’s consolidated financial information, also includes the Company’s subsidiaries and the affiliated entities, (ii) the subsidiaries as “the subsidiaries” or “our subsidiaries”; and (iii) FMP and Strait College collectively as the “affiliated entities.”

The following diagram illustrates our corporate structure as of the date of this annual report.

* Under PRC laws and regulations in effect as of the date of this annual report, most of the schools founded in the PRC, including FMP and Strait College, do not have equity interest holders. Instead, schools may be established by “founders”, which include government for public schools and private companies or individuals for private schools, and schools may receive contributions in cash or assets by “investors”, which may include private companies or individuals. The founders of FMP were Minjiang University and Melbourne Polytechnic, and the sole investor of FMP was Fujian Wanzhong. The founder of Strait College was Mingjiang University, and Fujian Wanzhong was the sole investor of Strait College. As a result, Fujian Wanzhong was regarded as the primary beneficiary of each of FMP and Strait College, and through Fujian Wanzhong, we treat FMP and Strait College as our consolidated affiliated entities under U.S. GAAP and have consolidated the financial results of these entities in the consolidated financial statements in accordance with U.S. GAAP.

Risks Associated with Doing Business in the PRC

We are subject to certain legal and operational risks associated with having the majority of our operations in China, which could significantly limit or completely hinder our ability to offer securities to investors and cause the value of our securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Ordinary Shares.”

Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As of the date of this annual report, we, our subsidiaries or the affiliated entities have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice or sanction. As of the date of this annual report, we have not received any notice from any authorities identifying the PRC subsidiaries or the affiliated entities as critical information infrastructure operators (“CIIOs”) or requiring us to go through cybersecurity review or network data security review by the Cyberspace Administration of China (the “CAC”). According to the Cybersecurity Review Measures, and if the Security Administration Draft is enacted as proposed, we believe that the operations of the PRC subsidiaries and the affiliated entities and our continued listing on the Nasdaq Stock Market LLC (“Nasdaq”) will not be affected and that we will not be subject to cybersecurity review by the CAC, given that the PRC subsidiaries and the affiliated entities possess personal data of fewer than one million individual clients and do not collect data that affects or may affect national security in their business operations as of the date of this annual report and do not anticipate that they will be collecting over one million users’ personal information or data that affects or may affect national security in the near future. Additionally, we believe that we are compliant with the regulations and policies that have been issued by the CAC to date. See “Item 3. Key Information— D. Risk Factors—Risks Relating to Doing Business in China - Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.”

In addition, our securities may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act, or the HFCA Act, if the Public Company Accounting Oversight Board (United States), or the “PCAOB,” is unable to inspect our auditor for two consecutive years instead of three beginning in 2021, as amended. Our auditor, Audit Alliance LLP, is an independent registered public accounting firm with the PCAOB, and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is not subject to the determination issued by the PCAOB on December 16, 2021. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCA Act and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the delisting of our Company and the prohibition of trading in our securities if the PCAOB is unable to inspect our accounting firm at any future time. On August 26, 2022, the China Securities Regulatory Commission (the “CSRC”), the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”) governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. See “—D. Risk Factors—Risks Relating to Doing Business in China—Recent joint statement by the SEC and Public Company Accounting Oversight Board, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.”

Permissions Required from PRC Authorities

Based on PRC laws and regulations in effect as of the date of this annual report, and subject to different interpretations of these laws and regulations that may be adopted by PRC authorities, the PRC subsidiaries, their affiliates and the affiliated entities were required to and have obtained the following licenses and approvals necessary to operate in China as of the date of this annual report: (i) each of the Company’s PRC subsidiaries has obtained a business license from the governing local branches of State Administration for Market Regulations, which sets forth the scope of business operations each subsidiary is allowed to conduct; (ii) FMP has obtained a Legal Person Certificate of Public Institution from the Bureau of Public Institution of Fujian Province, which is an equivalent of business license for schools; and (iii) FMP has obtained a license for Chinese-foreign cooperative education, granted by the People's Government of Fujian Province, which authorizes FMP to operate Sino-foreign jointly managed academic programs. Currently, we, our subsidiaries and the affiliated entities are not required to obtain any other license or approval for our operations in China.

We believe that we, our subsidiaries and the affiliated entities have obtained all licenses and approvals necessary to operate in China and that we do not need any other license or approval for our operations in China or Hong Kong. We believe that we are not required to obtain approval from any PRC government authorities, including the CSRC, the CAC, or any other government entity, to issue of Ordinary Shares to foreign investors. Under the Cybersecurity Review Measures, if critical information infrastructure operators purchase network products and services, or network platform operators conduct data processing activities that affect or may affect national security, they will be subject to cybersecurity review. A network platform operator holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. In the opinion of our PRC legal counsel, H&J Law Firm, our business operations do not currently involve the procurement of network products and services or data processing as network platform operators. H&J Law Firm has further advised us that the Cybersecurity Review Measures do not currently apply to our Company, and we are not required to conduct cybersecurity review. See “D. Risk Factors — Risks Related to Doing Business in China — The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Ordinary Shares.”

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “Trial Measures”) and five supporting guidelines (collectively, the “Overseas Listings Rules”), which became effective on March 31, 2023. These rules propose to establish a new filing-based regime to regulate overseas offerings and listings by Chinese domestic companies. Under the Overseas Listings Rules, Chinese domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offering or listing application. Since the date of effectiveness of the Trial Measures, the domestic enterprises otherwise subject to filing that have been listed overseas or met the following circumstances are considered existing enterprises: the application of such enterprises for indirect overseas securities issuance and listing has been approved by the applicable overseas regulators or overseas stock exchanges (e.g., an applicable registration statement has been declared effective by the SEC) before the effectiveness of the Trial Measures, and are not required to re-perform issuance and listing supervision procedures with the overseas regulators or overseas stock exchanges, and the overseas issuance and listing of such enterprises will be completed by September 30, 2023. Existing enterprises are not required to file immediately, and filing should be made as required if they conduct refinancing activities or other matters requiring filings in the future. In the opinion of our PRC legal counsel, H&J Law Firm, as a domestic company listed on Nasdaq since May 2020, and not currently conducting refinancing or other activities that require filings, we are not required to file with the CSRC in accordance with the Trial Measures at this time. However, in the event that we conduct subsequent offerings, we could be subject to filing requirements with the CSRC. In the event that filings with the CSRC are required, we cannot assure you that we can complete the filing procedures, obtain the approvals or complete other compliance procedures in a timely manner, or at all, or that any completion of filing or approval or other compliance procedures would not be rescinded. Any such failure would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose restrictions and penalties on the operations in China, significantly limit or completely hinder our ability to launch any new offering of our securities, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from future capital raising activities into China, or take other actions that could materially and adversely affect our business, results of operations, financial condition and prospects, as well as the trading price of our Ordinary Shares. Furthermore, the PRC government authorities may further strengthen oversight and control over listings and offerings that are conducted overseas. Any such action may adversely affect our operations and significantly limit or completely hinder our ability to offer or continue to offer securities to you and cause the value of such securities to significantly decline or be worthless.

Since the recent regulatory actions are new, however, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, ability to accept foreign investments, and listing on the Nasdaq Stock Market. If we do not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, ordered to suspend our relevant business and rectify, prohibited from engaging in relevant business, or subject to an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Ordinary Shares.”

Cash Transfers Through Our Organization and Dividend Policy

As of the date of this annual report, there has been no transfer of cash or other assets, dividends or distributions between the holding company, its subsidiaries and the affiliated entities. As of the date of this annual report, we have not declared any dividends or made any distributions to our shareholders or U.S. investors.

We rely principally on dividends and other distributions on equity from our PRC subsidiaries and earnings from the affiliated entities for our cash requirements, including for services of any debt we may incur. Our PRC subsidiaries’ ability to distribute dividends and earnings is based upon their respective distributable earnings.

Current PRC regulations permit the companies in the PRC to pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Additionally, each of the companies in the PRC is required to set aside 10% of its after-tax profits to fund a statutory reserve until such reserve reaches 50% of its registered capital if it distributes its after-tax profits for the current financial year. In addition, cash transfers from our Cayman Islands holding company are subject to applicable PRC laws and regulations on loans and direct investment. See “Item 3. Key Information — D. Risk Factors — Risk Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

In addition, cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government controls on currency conversion. To the extent cash in our business is in the PRC or a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC due to restrictions and limitations imposed by the governmental authorities on the ability of us, our PRC subsidiaries to transfer cash outside of the PRC. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. In view of the foregoing, to the extent cash in our business is held in China or by a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC. For risks relating to the fund flows of our operations in China, see “Item 3.D. Risk Factors - Risks Related to Doing Business in China - To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets.”

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

Relevant PRC laws and regulations permit the companies in the PRC to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, our PRC subsidiaries and the affiliated entities can only distribute dividends after they have met the PRC requirements for appropriation to the statutory reserves. As a result of these and other restrictions under the PRC laws and regulations, our PRC subsidiaries and the affiliated entities are restricted to transfer a portion of their net assets to us either in the form of dividends, loans or advances. Even though we currently do not require any such dividends, loans or advances from the PRC subsidiaries for working capital and other funding purposes, we may in the future require additional cash resources from our PRC subsidiaries due to changes in business conditions or to fund future acquisitions and developments.

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

Risks Related to Our Business

•

We operate two colleges and our revenues are highly concentrated from them. If we are not able to continue to generate significant revenues from FMP or Strait College, our results of operations and financial condition may be materially and adversely affected.

•	We rely heavily on the continuous reputation of the colleges that we operate in order to attract and maintain a significant number of student enrollment.
•	If either of the colleges were to lose their Sino-foreign program permits, our results of operations and financial condition may suffer substantially.
•	If FMP or Strait College fail to increase student enrollments, our net revenues may decline, and we may not be able to maintain growth.
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

•	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.
•	Certain judgments obtained against us by our shareholders may not be enforceable.
•	The Cooperation Agreements between Fujian Wanzhong and Minjiang University may not be effective in providing control over the affiliated entities.

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
•

To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the affiliated entities by the PRC government to transfer cash or assets.

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

Risks Related to Our Business

We operate two colleges and our revenues are highly concentrated from them. If we are not able to continue to generate significant revenues from FMP or Strait College, our results of operations and financial condition may be materially and adversely affected.

Our revenues generated under Sino-foreign Jointly Managed Academic Programs represented 55.2%, 68.5% and 28.8% of our net revenues for the years ended December 31, 2020, 2021 and 2022, respectively. For 2020, 2021 and 2022, we generated a vast majority of our Sino-foreign Jointly Managed Academic Program revenues from two major partners, FMP and Minjiang University. Wanwang through its indirect wholly owned subsidiary, Fujian Wanzhong, controls FMP and Strait College. After the completion of the acquisition of Wanwang on August 31, 2022, revenue from this line of business are accounted for as transactions between Wanwang and China Liberal Beijing, and are eliminated upon consolidation. Revenue generated from Sino-foreign Jointly Managed Academic Programs is now categorized as school fees generated from FMP and Minjiang University. Although we continue to diversify our core business, this line of revenue still generated a majority of our net revenues for the fiscal years ended December 31, 2020, 2021 and 2022. As other lines of business are making significant progress contributing to the annual net revenue, the contribution of annual net revenue from this line of business, as a percentage of annual net revenue, may proportionately reduce. Although in absolute term, we expect the annual net revenue contribution to remain consistent. We cannot assure you that we will be able to continue generating the same level of revenue from FMP and Strait College, and therefore, our results of operations and financial condition may be materially and adversely affected.

The affiliated entities may be subject to regulatory and policy changes, as well as the continuous approval of and supervision by relevant PRC authorities.

We operate the affiliated entities, FMP and Strait College, which offer Sino-foreign Jointly Managed Academic Programs. According to PRC laws and regulations, schools offering Sino-foreign Jointly Managed Academic Programs are required to obtain permits to operate schools from the relevant education authorities or the authorities that regulate labor and social welfare in the PRC, depending on the type of diploma or degrees granted. The Sino-foreign Jointly Managed Academic Programs the affiliated entities operate are subject to approvals by the Ministry of Education, or MOE. Additionally, these programs are subject to continuous supervision by relevant PRC authorities, including the MOE, the Ministry of Human Resources and Social Security and their local counterparts. Such supervision may include a verification system for the foreign degrees / diplomas awarded by Sino-foreign Jointly Managed Academic Programs, and an annual report system and periodic evaluation system for those Sino-foreign institutions and programs that offer undergraduate or higher degrees.

In 2018, the MOE approved the termination of certain Sino-foreign Jointly Managed Academic Programs as a move to improve quality, tighten regulatory control, and promote reforms in China’s educational systems. Such actions were taken because problems had appeared in institutions and projects (none of which we service) that were previously approved by the relevant authorities. These problems included insufficient utilization of high-quality educational resources, low instructional quality, weak specialized capabilities in academic departments, lack of content-based development mechanisms, low student satisfaction and poor attractiveness of programs. These problems made it difficult for those institutions and projects to continue operating and they were therefore closed down. This action by the MOE was taken to close down institutions and projects that were originally approved but at the time of termination did not have enrolled students any more. Thus, this action was also taken to improve the overall quality of the industry. In light of this, Fujian Province, the province where both of the Sino-foreign Jointly Managed Academic Programs are located, set a minimum score for English (as a subject) for those students who are applying for any four-year Sino-foreign joint programs that offer undergraduate degrees. As a result of these new regulatory controls and policy adjustments, even though neither of the programs were terminated by MOE, overall student recruiting and enrollment under the Sino-foreign Jointly Managed Education Programs hosted by FMP or Strait College could be negatively impacted because some potential candidates could not meet the minimum score for English. Even though student enrollments under the joint education programs of Strait College increased by 145 students from 1,263 students in 2021 to 1,408 students in 2022, we cannot assure you that the local government in Fujian Province or the MOE will not set an even higher eligibility standard for students to enroll in these joint education programs in the future, in which case our student enrollment numbers, result of operations and financial conditions may be negatively impacted.

We rely heavily on the continuous reputation of the colleges that we operate in order to attract and maintain a significant number of student enrollment.

We operate FMP, a three-year college and Strait College, a four-year university, which provide education services to enrolled students. We receive tuition fees from students enrolled at the colleges. If these colleges experience a decrease in the number of their enrolled students due to student or parent dissatisfaction, negative publicity, poor track records, or other disruption of their reputation out of our control, they may experience withdrawals of currently enrolled students and a decrease in the enrollment of perspective students, which could in turn materially and adversely affect our results of operations and financial condition.

If either of the colleges were to lose their Sino-foreign program permits, our results of operations and financial condition may suffer substantially.

Universities or colleges who host Sino-foreign programs in the PRC are required to obtain and maintain Sino-foreign program permits from the appropriate education authorities at the PRC central government, provincial, municipal or local level, depending on the certifications required to offer these programs. As of the date of this annual report, both FMP and Strait College offer Sino-foreign Jointly Managed Academic Programs to their students. We cannot assure you that the Sino-foreign Jointly Managed Academic Programs the affiliated entities operate will maintain their permits in good standing within the permit periods, or that these permits will be renewed or extended after the permit periods. If one or more of the colleges were to lose their Sino-foreign program permits and we are not able to regain those permits in due course, our results of operations and financial condition may suffer substantially.

If FMP or Strait College fail to increase student enrollments, our net revenues may decline, and we may not be able to maintain growth.

It is critical for FMP and Strait College to enroll prospective students in a cost-effective manner. Some of the factors, many of which are largely beyond our control, could prevent us from successfully increasing enrollments of new students in a cost-effective manner, or at all. These factors include, among other things, (i) reduced interest in the degrees, professions or schools, especially in areas of art and computer science; (ii) improved quality and number of art schools in the PRC; (iii) the inability of students to pay tuition; (iv) increasing market competition, particularly price reductions by competitors that we are unable or unwilling to match; and (v) adverse changes in relevant government policies or general economic conditions. If one or more of these factors reduce market demand for education services provided by FMP or Strait College, our student enrollments could be negatively affected, or our costs associated with student acquisition and retention could increase, or both, any of which could materially affect our ability to grow our gross billings and net revenues. These developments could also harm our brand and reputation, which would negatively impact our ability to expand our business.

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

The COVID-19 pandemic has significantly affected business and other activities within China, including government mandated travel restrictions or quarantines within China. The Company’s operations have been affected by the COVID-19 pandemic. During the fiscal years 2021 and 2022, our revenue from Sino-foreign jointly managed academic programs was not significantly impacted by the COVID-19 pandemic. The Company’s revenue from study abroad consulting services for the fiscal years 2021 and 2022 was significantly affected because application of student visa for some of these countries was suspended and, according to the administration guidelines issued by General Office of the Ministry of Education in December 2021, universities and colleges shall cease projects and cooperation with external parties and, as a result, after all existing contracts with Beijing Foreign Studies University came to completion, we discontinued our overseas study consulting services since January 2023. Additionally, in fiscal years 2021 and 2022, Chinese universities / colleges further limited their budget for smart campus solutions, and as a result, we experienced significant decrease in revenue from Technological Consulting Services for Smart Campus Solutions in the fiscal years 2021 and 2022 compared to the fiscal year 2020.

Beginning in January 2023, China no longer conducted nucleic acid tests and centralized quarantines for all inbound travelers, and measures to control the number of international passenger flights were lifted. However, there are still uncertainties regarding the COVID-19’s future impact. Therefore, while we do not expect the COVID-19 pandemic to negatively impact our business, results of operations, and financial position, the related financial impact cannot be reasonably estimated at this time.

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

For the years ended December 31, 2022, 2021 and 2020, we provided our smart campus solutions to six, eighteen and fourteen universities, respectively, for hardware and software build-out, equipment procurement and installment services. However, one or more of these universities may decide to terminate their agreements with us for reasons such as dissatisfaction of our services, a change of programs or curriculum, hiring of in-house tech support personnel, or simply not to choose us as their service provider after a project is completely. If any of these situations occur, we cannot assure you that we will be able to timely secure other service agreements with other universities, if at all, and therefore, our results of operations and financial condition may be materially and adversely affected.

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

We experienced net loss in fiscal years 2022 and 2021 and prior to that, we had experienced growth in our business. We expect to continue to invest in our operations for the foreseeable future. If we fail to turn profitable in the future, the success of our business model will be compromised.

We experienced a net loss in fiscal years 2022 and 2021 and prior to that, we had experienced growth in our business, primarily driven by the diversifying of our core business while leveraging our network of trusted schools. Our net loss was $1.0 million and $1.2 million for fiscal years 2022 and 2021, respectively, compared to net income of $1.2 million for fiscal year 2020. Our net revenues were $5.0 million in 2020, decreased by 22.2% to $3.9 million in 2021, and grew by 196.8% to $11.6 million in 2022.

Any business growth may place a significant strain on our sales and marketing capacities, administrative and operating infrastructure, facilities and other resources. To effectively change the state of net loss in the past two fiscal years and turn profitable, we need to continue to acquire more Sino-foreign programs or institutes, enroll more students, increase our academic and administrative faculty, expand our customer base for technical support services, as well as further developing and strengthening our software and systems. We will also be required to refine our operational, financial and management controls and reporting systems and procedures. If we fail to efficiently expand our business, our costs and expenses may increase more than anticipated and we may not successfully attract a sufficient number of students and qualified academic and administrative faculty in a cost-effective manner, respond to competitive challenges, or otherwise execute our business plans. In addition, we may, as part of carrying out our growth strategies, adopt new initiatives to offer additional course packages and educational content and to implement new pricing models and strategies. We cannot assure you that these initiatives may achieve the anticipated results. These proposed changes may not be well received by our existing and prospective students, in which case their experience with our education services may suffer, which could damage our reputation and business prospect.

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

We rely heavily on our sales and marketing efforts to increase student enrollment. Our sales and marketing expenses consist primarily of employee salaries and student enrollment. We incurred approximately $229,656, $152,759 and $0.4 million, respectively, in selling expenses in 2020, 2021 and 2022. We expect our selling expenses to increase in the future if we further expand our operations.

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

We provided services to the Sino-foreign Jointly Managed Academic Programs from 2011 to August 2022 and have been operating FMP and Strait College since September 2022, which offer Sino-foreign Jointly Managed Academic Programs. However, we have only been offering one-on-one consulting services and technological consulting services for smart campus solutions since 2017, and tailored job readiness training services since late 2019. Our limited history of operating part or all of our business may not serve as an adequate basis for evaluating our future prospects and operating results, including gross billings, net revenue, cash flows and profitability.

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

Pursuant to the Interim Regulations on Human Resources Market, effective as of October 1, 2018, any for-profit human resources service provider shall obtain approval from the administrative department of human resources and social security to conduct human resources services. We used to recommend foreign teachers based on certain standards found in China Liberal Beijing’s agreements with partner universities or programs. We recommended three foreign teachers in 2016, three foreign teachers in 2017 and one foreign teacher in 2018, which may subject us to the qualification requirements of a human resources services provider. However, we have ceased to recommend new foreign teachers since 2019. Besides, as of the date of this annual report, we have not been subject to any fines or other form of regulatory or administrative penalties or sanctions due to the lack of such approval or permit. Nevertheless, due to the broad provisions and discretionary implementation of the PRC laws, we cannot guarantee that the government authorities will not impose any penalties or sanctions on us in the future for any incompliance in the past, which may include fines, mandates to remedy any violations, confiscation of the gains derived from the services for which approval or permit is required, and/or an order to cease to provide such services, in which case, we could be subject to operational disruption and our financial condition and results of operations could be adversely affected.

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

China’s education market targeting students going overseas is intensely competitive. We compete with other Chinese education service providers, including universities and colleges, for student enrollments and acquisition, high-quality academic and administrative faculty, and sales and marketing personnel, among other things. Some of our current and future competitors may have substantially greater name recognition and financial and other resources than we do, which may enable them to compete more effectively for potential students and decrease our market share. We also expect to face competition as a result of new entrants particularly those who provide consultancy services targeting art students.

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

Our independent registered public accounting firm is currently not required to conduct an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements as of December 31, 2022, we and our independent registered public accounting firm identified five material weaknesses in our internal control over financial reporting and other control deficiencies as of December 31, 2022. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified to date relate to (i) our accounting staff continues to lack sufficient U.S. GAAP experience and requires further substantial training.; (ii) a lack of insufficient written policies and procedures for accounting and financial reporting, which led to inadequate financial statement closing process; (iii) lack of risk assessment in accordance with the requirement of COSO 2013 framework; (iv) a lack of an effective review process by the accounting manager which led to material audit adjustments to the financial statements and (v) lack of communications between management and the Board of Directors with respect to approval for significant related party transactions. A management assessment in accordance with the COSO framework may yield additional material weaknesses and control deficiencies.

In connection with the completion of our initial public offering (“IPO”) in 2020, we already appointed independent directors and established an audit committee to increase the monitoring of our internal control over financial reporting. For the remaining material weaknesses identified, we further took the following remedial measures during the year ended December 31,2022, and we plan to continue adopting these remedial measures during the year ending December 31, 2023, including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel.

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

The modified Enterprise Income Tax Law, effective on February 24, 2017, or the EIT Law, and its implementation rules generally impose a uniform income tax rate of 25% on all enterprises, but grant preferential treatment to “high and new technology enterprises strongly supported by the state,” or HNTEs, to enjoy a preferential enterprise tax rate of 15%. China Liberal Beijing and Oriental Wisdom are currently accredited as HNTEs. According to the relevant administrative measures, to qualify as an “HNTE,” a company must meet certain financial and non-financial criteria and complete verification procedures with the administrative authorities. Continued qualification as an HNTE is subject to a three-year review by the relevant government authorities in China, and in practice certain local tax authorities also require annual evaluation of the qualification. In the event that China Liberal Beijing or Oriental Wisdom fails to obtain accreditation as HNTE or does not complete the verification procedures with the local tax authorities, it will be subject to the standard PRC enterprise income tax rate of 25%.

We incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

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

We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees. In December 2021, we granted a total of 1,500,000 Ordinary Shares as awards to certain employees and directors of our Company under our 2021 Share Incentive Plan. Additionally, in October 2022, we issued a total of 2,750,000 Ordinary Shares to certain employees, officers and directors of the Company as share incentives. We may continue to grant share-based awards in the future. As a result, we incurred expenses associated with share-based compensation, which may have an adverse effect on our results of operations.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association currently in effect, the Companies Act (As Revised) of the Cayman Islands, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority but are not binding in the courts of the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Cayman Islands law provides shareholders with only limited rights to convene a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided for in a company’s articles of association. Our articles of association allow our shareholders holding shares representing in aggregate not less than two-thirds in par value of the issued shares which as at the date of deposit of requisition carry the right to vote at a general meeting, to convene a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least ten clear days is required for the convening of our general meetings. A quorum required for a meeting of shareholders consists of shareholders present or by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative, holding not less than an aggregate of one-third in nominal value of the total issued voting shares in the Company entitled to vote upon the business to be transacted.

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

The Cooperation Agreements between Fujian Wanzhong and Minjiang University may not be effective in providing control over the affiliated entities.

A significant portion of our revenue is derived from the affiliated entities. We do not have an ownership interest in either of the affiliated entities. For accounting purposes, our wholly owned subsidiary directs the activities and receives the economic benefits of the affiliated entities through the cooperation agreements entered into with Minjiang University, which enable us to consolidate the financial results of the affiliated entities in our consolidated financial statements under U.S. GAAP. Any deficiency in the cooperation agreement may result in our lack of ability to consolidate the financial results of the affiliated entities into ours, which may materially and adversely affected our business operations, financial position, and results of operations.

We may not be able to consolidate the financial results of some of our affiliated entities or such consolidation could materially adversely affect our operating results and financial condition.

A significant portion of our business is conducted through the affiliated entities, which currently are considered for accounting purposes as the affiliated entities, and we are considered the primary beneficiary, enabling us to consolidate our financial results in our consolidated financial statements. In the event that in the future we are deemed not to be the primary beneficiary of an affiliated entity, we would not be able to consolidate line by line that entity’s financial results in our consolidated financial statements.

We rely on the approval certificates and business license held by the affiliated entities, and any deterioration of the relationship between Fujian Wanzhong and the affiliated entities could materially and adversely affect our overall business operations.

A portion of our business in the PRC is undertaken on the basis of the approvals, certificates, business licenses, and other requisite licenses held by the affiliated entities. There is no assurance that the affiliated entities will be able to renew its licenses or certificates when their terms expire with substantially similar terms as the ones they currently hold.

Further, our relationship with each affiliated entity is governed by the respective cooperation agreements, which are intended to enable us, through our indirect ownership of Fujian Wanzhong, to be the primary beneficiary of the affiliated entities for accounting purposes. However, the cooperation agreements may not be effective in providing control over the applications for and maintenance of the licenses required for our business operations. Any affiliated entity could violate go bankrupt, suffer from difficulties in its business, or otherwise become unable to perform its obligations under the cooperation agreements and, as a result, our operations, reputation, business and trading price of the Ordinary Shares could be severely harmed.

Because we rely on the cooperation agreements with the affiliated entities for our revenue, the termination of these agreements would severely and detrimentally affect our business operations, financial position and results of operations.

During the fiscal years ended December 31, 2022, 2021 and 2020, approximately 55.0%, nil, and nil of our revenue was derived from the affiliated entities, respectively. We expect the revenue derived from the affiliated entities to constitute material portions of our revenue for the foreseeable future. The term of the cooperation agreement with Minjiang University for the operation of FMP is 42 years, unless earlier terminated due to operation of law, Force Majeure events, or by either party with a six-month written advance notice and approved by the governing council of FMP. The term of the cooperation agreement with Minjiang University for the operation of Strait College is 20 years, unless earlier terminated due to operation of law, Force Majeure events, or failure to satisfy certain other conditions in the agreement. While we are currently not aware of any event or reason that may cause the cooperation agreements to terminate, such an event or reason may occur in the future. In the event that either of the cooperation agreements is terminated, this may have a severe and detrimental effect on our continuing business viability under our current corporate structure, which, in turn, may affect the value of your investment.

Risks Related to Doing Business in China

Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets are owned and most of our operations are conducted through our PRC subsidiaries and the affiliated entities located in the PRC. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in the PRC generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over the PRC’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

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

On December 24, 2021, the CSRC released Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments, hereinafter referred to as the “Administration Provisions”), as well as Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments, hereinafter referred to as the “Measures”), of which the public comment period ended on January 23, 2022.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines (collectively, the “Overseas Listings Rules”), which took effect on March 31, 2023. The Overseas Listing Rules aim to lay out the filing regulation arrangement for both direct and indirect overseas listing and clarify the determination criteria for indirect overseas listing in overseas markers. Where an enterprise whose principal business activities are conducted in the PRC seeks to issue and list its shares in the name of an overseas enterprise based on equity, assets, income, or other similar rights and interests of the relevant domestic enterprise in the PRC, such activities are deemed an indirect overseas issuance and listing. According to the Overseas Listings Rules, after the submission of relevant application for initial public offerings or listings in overseas markets, or after the completion of subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed, or after the submission of relevant application for subsequent securities offerings and listings of an issuer in other overseas markets than where it has offered and listed, all China-based companies shall file the required filing materials with the CSRC within three working days. In addition, overseas offerings and listings will be prohibited for such China-based companies when any of the following applies: (i) where such securities offerings and listings are explicitly prohibited by the PRC laws and regulations; (ii) where the intended securities offerings and listings may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with laws; (iii) where the domestic company intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) where the domestic company intending to make the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; or (v) where there are material ownership disputes over equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. The Administrative Provisions further stipulate that a fine between RMB1 million (approximately $157,255) and RMB10 million (approximately $1,572,550) may be imposed if an applicant fails to fulfill the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Overseas Listings Rules.

We completed our initial public offering in May 2020 and our Ordinary Shares have been listed on the Nasdaq Stock Market ever since. According to the Overseas Listings Rules, as a domestic company that has completed its overseas listing, we may be required to file with CSRC for future securities offering. As of the date of this annual report, we have not received any formal inquiry, notice, warning, sanction, or any regulatory objection from the CSRC with respect to our listing or subsequent offerings. As the Overseas Listings Rules were newly published and there exists uncertainty with respect to the filing requirements and its implementation, if we are required to submit to the CRSC and complete the filing procedure of our subsequent overseas public offerings, we cannot be sure that we will be able to complete such filings in a timely manner. Any failure or perceived failure by us to comply with such filing requirements under the Overseas Listings Rules may result in forced corrections, warnings and fines against us and could materially hinder our ability of future securities offering.

Notwithstanding the above, our PRC counsel, H&J Law Firm, has further advised us that uncertainties still exist as to whether we, our subsidiaries, or the affiliated entities are required to obtain permissions from the CAC, the CSRC, or any other governmental agency that is required to approve our operations and/or offering. We have been closely monitoring the development in the regulatory landscape in the PRC, particularly regarding the requirement of approvals, including on a retrospective basis, from the CAC, the CSRC, or other PRC authorities with respect to this offering, as well as other procedures that may be imposed on us. In the e vent that we, our subsidiaries, or any of its subsidiaries are subject to the compliance requirements, we cannot assure you that any of these entities will be able to receive clearance of such compliance requirements in a timely manner, or at all. Any failure of our Company, our subsidiaries, or any of its subsidiaries to fully comply with new regulatory requirements may subject us to regulatory actions, such as fines, relevant businesses or operations suspension for rectification, revocation of relevant business permits or operational license, or other sanctions, which may significantly limit or completely hinder our ability to offer or continue to offer our securities cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.

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

New laws and regulations may be enacted from time to time and substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to businesses of our subsidiaries. In particular, the PRC government authorities may continue to promulgate new laws, regulations, rules and guidelines governing companies in the education industry with respect to a wide range of issues, such as intellectual property, privacy and data protection, and other matters. Compliance with these laws, regulations, rules, guidelines, and implementations may be costly, and any incompliance or associated inquiries, investigations, and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, or materially and adversely affect our business, financial condition, results of operations, and the value of our Ordinary Shares. The enforcement of laws and rules and regulations in China may change quickly with little advance notice, which could hinder our ability to offer or continue to offer the securities, result in a material adverse change to the business operations of our subsidiaries and the affiliated entities, and damage our reputation. In such event, our financial condition and results of operations may be materially and adversely affected, and our Ordinary Shares may significantly decline in value or become worthless.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.

We conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, our chief financial officer, Mr. Wenhuai Zhuang, and our directors, Mr. Fangzhong Sun, Mr. Wandong Chen, and Ms. Xinyu Deng are residents of mainland China. Our Chief Executive Officer and chairperson of the board, Ms. Ngai Ngai Lam, and our director, Ms. Ngo Yin Tsang, are residents of Hong Kong. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process upon us or these persons in the United States if your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against the Company’s assets or the assets of the Company’s directors and officers.

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

Our PRC subsidiaries’ ability to distribute dividends is based upon their respective distributable earnings. Current PRC regulations permit companies in the PRC to pay dividends to their respective shareholders only out of their respective accumulated profits, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. Pursuant to the law applicable to China’s foreign investment enterprise, foreign investment enterprise in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiaries. Appropriation to the other two reserve funds is at our subsidiaries’ discretion. China Liberal Beijing, a Foreign Invested Enterprise, or FIE, is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

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

Any funds we transfer to our PRC subsidiaries, either as shareholder loans or as increases in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in China, capital contributions to our PRC subsidiaries are subject to the approval of or filing with MOFCOM or its local branches and registration with a local bank authorized by SAFE. In addition, (i) any foreign loans procured by our PRC subsidiaries are required to be registered with SAFE or its local branches and (ii) a PRC subsidiary of ours may not procure foreign loans which exceed the difference between its total investment amount and registered capital, or 2.5 times of the amount of such PRC subsidiary’s net assets, whichever is larger. Such maximum amount of foreign loans that our PRC subsidiaries is allowed to procure, based on the audited net asset value of our PRC subsidiaries as of December 31, 2022, the most recent audited net asset value of our PRC subsidiaries available as of the date of this annual report, is RMB130.3 million (approximately $18.9 million). For more information on restrictions and limitations on the amount of loans, please see “Item 4. Information on the Company —B. Business Overview—Regulation—Regulations on Foreign Exchange—Regulations on loans to and direct investment in the PRC entities by offshore holding companies”. Any medium or long-term loan to be provided by us to our PRC subsidiaries must be registered with the NDRC and the SAFE or their local branches. We may not be able to complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to complete such registrations, our ability to use the proceeds of our future offerings and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the affiliated entities by the PRC government to transfer cash or assets.

Relevant PRC laws and regulations permit the companies in the PRC to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, each of the companies in the PRC are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. The companies in the PRC are also required to further set aside a portion of their after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at their discretion. These reserves are not distributable as cash dividends. Furthermore, in order for us to pay dividends to our shareholders, we will rely on payments made from our PRC subsidiaries and the affiliated entities. If our PRC subsidiaries or the affiliated entities incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

Our cash dividends, if any, will be paid in U.S. dollars. If we are considered a tax resident enterprise of the PRC for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

The PRC government also imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The majority of our and the PRC operating entities’ income is received in Renminbi and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders.

As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into, and out of Hong Kong (including funds from Hong Kong to mainland China), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future. If there is a significant change to current political arrangements between mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, our Hong Kong subsidiaries may become subject to PRC laws or authorities. As a result, our Hong Kong subsidiaries could be subject to similar government controls on the convertibility of foreign currency and the remittance of currency out of Hong Kong as described above.

As a result of the above, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, such funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong, due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries or the affiliated entities by the competent government to the transfer of cash.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the PRC EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, this rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. China Liberal Beijing is wholly-owned by Boya Hong Kong, and Fujian Wanzhong is wholly-owned by Wanzhong HK. Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the tax payer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. The beneficial owner of the relevant dividends and the corporate shareholder to receive dividends from China Liberal Beijing and Fujian Wanzhong must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Announcement on Issues Concerning “Beneficial Owners” in Tax Treaties in February 2018, which stipulates that a “beneficial owner” means a person who owns and has the right to dispose of the income and the rights or property generated from the said income, and sets forth certain detailed factors in determining the “beneficial owner” status. In current practice, a Hong Kong enterprise must obtain a tax resident certificate from the relevant Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority. As of the date of this annual report, we have not commenced the application process for a Hong Kong tax resident certificate from the relevant Hong Kong tax authority, and there is no assurance that we will be granted such a Hong Kong tax resident certificate.

Even after we obtain the Hong Kong tax resident certificate, we are required by applicable tax laws and regulations to file the required forms and materials with the relevant PRC tax authorities to prove that we can enjoy 5% lower PRC withholding tax rate. Boya Hong Kong and Wanzhong HK intend to obtain the required materials and file with the relevant tax authorities when they plan to declare and pay dividends, but there is no assurance that the PRC tax authorities will approve the 5% withholding tax rate on dividends received from Boya Hong Kong and/or Wanzhong HK.

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

We have requested PRC residents holding direct or indirect interest in our Company to our knowledge to make the necessary applications, filings and amendments as required by applicable foreign exchange regulations. However, due to the inherent uncertainty in the implementation of the regulatory requirements by PRC authorities, such registration might not be always practically available in all circumstances as prescribed in those regulations. Additionally, we may not always be able to compel our ultimate shareholders who are PRC residents to comply with SAFE Circular 37 or other related regulations. As such, we cannot assure you that our ultimate shareholders who are PRC residents will in the future provide sufficient supporting documents required by the SAFE or complete the required registration with the SAFE in a timely manner, or at all. Any failure by any of our shareholders who is a PRC resident, or is controlled by a PRC resident, to comply with relevant requirements under these regulations could subject us to fines or sanctions imposed by the PRC government, including restrictions on China Liberal Beijing’s and Fujian Wanzhong’s ability to pay dividends or make distributions to us and on our ability to increase our investment in China Liberal Beijing or Fujian Wanzhong.

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

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act 2023 was signed into law, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two years.

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

On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the “Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

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

On July 7, 2022, the CAC published the Measures for the Security Assessment of Outbound Data Transfer, which effected on September 1, 2022. The measures apply to the security assessment of important data and personal information collected and generated during operation within the territory of the People’s Republic of China and transferred abroad by a data handler. According to the Measures, if a data handler transfers data abroad under any of the following circumstances, it shall file to the State Cyberspace Administration for security assessment via the Province Cyberspace Administration: (i) a data handler who transfers important data to abroad; (ii) a critical information infrastructure operator, or a data handler processing the personal information of more than 1 million individuals transfers personal information abroad; (iii) since January 1 of the previous year, a data handler cumulatively transferred abroad the personal information of more than 100,000 individuals, or the sensitive personal information of more than 10,000 individuals; or (iv) other circumstances where the security assessment for the outbound data transfer is required by the State Cyberspace Administration.

As of the date of this annual report, we have not received any notice from any authorities identifying the PRC subsidiaries as CIIOs or requiring us to go through cybersecurity review or network data security review by the CAC. According to the Cybersecurity Review Measures, and if the Security Administration Draft is enacted as proposed, we believe that the operations of the PRC subsidiaries and the affiliated entities and our continued listing on the Nasdaq Stock Market will not be affected and that we will not be subject to cybersecurity review by the CAC, given that the PRC subsidiaries possess personal data of fewer than one million individual clients and do not collect data that affects or may affect national security in their business operations as of the date of this annual report and do not anticipate that they will be collecting over one million users’ personal information or data that affects or may affect national security in the near future. Additionally, we believe that we are compliant with the regulations and policies that have been issued by the CAC to date. There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Security Administration Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review and network data security review in the future. During such reviews, we may be required to suspend our operation or experience other disruptions to our operations. Cybersecurity review and network data security review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

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

Because our PFIC status for 2023 or any future taxable year could depend on market conditions, which have been and may continue to be unstable, we cannot express an expectation as to our PFIC status for any such year. If more than 50% of our assets are assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse US federal income tax consequences for US taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate History and Structure

We are not a Chinese operating company but an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, our operations are conducted in China through our wholly owned PRC subsidiaries, China Liberal Beijing, China Liberal Fujian, Oriental Wisdom, Fujian Wanzhong, as well as the affiliated entities. This structure involves unique risks to investors. Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of our Ordinary Shares, including that it could cause the value of our Ordinary Shares to significantly decline or become worthless. See “— D. Risk Factors — Risks Related to Doing Business in China — Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on our business and operations.”

We directly hold 100% of the equity interests in our subsidiaries, and have consolidated the financial results of the affiliated entities in the consolidated financial statements of the Company in accordance with U.S. GAAP. Our Ordinary Shares are the shares of the offshore holding company in the Cayman Islands, instead of shares of our operating companies in China. Therefore, holders of our Ordinary Shares do not directly hold any equity interests in our operating companies and investors are purchasing an interest in the Cayman Islands holding company.

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

On April 19, 2021, China Liberal Beijing established a wholly owned subsidiary, Fujian China Liberal Education Technology Group Co., Ltd.

On July 14, 2022, the Company closed the transactions contemplated by the Stock Purchase Agreement entered into on June 9, 2022 by and among the Company, China Liberal Beijing, Oriental Wisdom, and Beijing Cloud Class Technology Co., Ltd., the seller of the acquired company, and completed its acquisition of Oriental Wisdom, an integrated education services provider focusing on operating jointly-managed academic programs in the vocational higher education industry in China.

On September 2, 2022, the Company closed the transactions contemplated by the Stock Purchase Agreement entered into on February 1, 2022 by and among the Company, Wanwang, Xiaoshi Huang and Thrive Shine Limited, the sellers of the acquired company, and completed its acquisition of Wanwang. Wanwang, through its subsidiaries, operates two colleges, FMP and Strait College.

On November 2, 2022, the Company entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with AIWAYS Holdings Limited (“AIWAYS”), a global new energy vehicle brand, pursuant to which AIWAYS will merge with a wholly-owned subsidiary of the Company, and the issued and outstanding share capital of AIWAYS will be cancelled in exchange for newly issued shares of the Company on the terms and conditions set forth therein in a transaction exempt from the registration requirements under the Securities Act of 1933, as amended (the “Transaction”). Upon consummation of the Transaction, AIWAYS will become a wholly-owned subsidiary of the Company, and the existing AIWAYS shareholders and existing Company shareholders will own approximately 99.2% and 0.8%, respectively, of the outstanding shares of the combined company. For the purposes of consummating the transactions contemplated by the Merger Agreement, Aiways Automobile and Aiways Merger Sub were both formed on September 29, 2022.

On April 30, 2023, the Company terminated the Merger Agreement with AIWAYS in accordance with the termination provisions of the Merger Agreement, effective the same day. By virtue of terminating the Merger Agreement, the Support Agreement and the Company Voting Agreement, as such terms are defined in the Merger Agreement, were also terminated.

The following diagram illustrates our corporate structure as of the date of this annual report:

* Under PRC laws and regulations in effect as of the date of this annual report, most of the schools founded in the PRC, including FMP and Strait College, do not have equity interest holders. Instead, schools may be established by “founders”, which include government for public schools and private companies or individuals for private schools, and schools may receive contributions in cash or assets by “investors”, which may include private companies or individuals. The founders of FMP were Minjiang University and Melbourne Polytechnic, and the sole investor of FMP was Fujian Wanzhong. The founder of Strait College was Mingjiang University, and Fujian Wanzhong was the sole investor of Strait College. As a result, Fujian Wanzhong was regarded as the primary beneficiary of each of FMP and Strait College, and through Fujian Wanzhong, we treat FMP and Strait College as our consolidated affiliated entities under U.S. GAAP and have consolidated the financial results of these entities in the consolidated financial statements in accordance with U.S. GAAP.

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

Holding Foreign Companies Accountable Act

Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect the workpapers prepared by our auditor, and that as a result an exchange may determine to delist our securities. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On December 16, 2021, the PCAOB issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions. Our auditor, Audit Alliance LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is headquartered in Singapore and subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is not subject to the determination issued by the PCAOB on December 16, 2021. On August 26, 2022, the CSRC, the MOF, and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. However, uncertainties still exist as to whether and how this new Protocol will be implemented and when the PCAOB reassesses its determinations by the end of 2022, it could determine that it is still unable to inspect and investigate completely audit firms based in China and Hong Kong. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Recent joint statement by the SEC and Public Company Accounting Oversight Board, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.”

Nasdaq Notification Letter

On February 15, 2023, we received a written notification letter from the Nasdaq that we were not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rules for continued listing on Nasdaq. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for 30 consecutive business days. Based on the closing bid price of our ordinary shares for the 30 consecutive business days from January 3, 2023 to February 14, 2023, we did not meet the minimum bid price requirement. We are provided until August 14, 2023 to regain compliance with the bid price requirement. At the expiration of the 180-day period, we may be eligible for another 180 days to regain compliance or face delisting. As of the date of this annual report, we have not regained compliance with the Nasdaq Listing Rule 5550(a)(2).

Corporate Information

Our principal executive office is located at Room 805, Block 15, No. A1 Chaoqian Road, Science and Technology Park, Changping District, Beijing, the PRC. Our telephone at this address is +86-10-6597-8118. Our registered office in the Cayman Islands is located at c/o Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, Grand Cayman, KY1-1104, Cayman Islands. We maintain a corporate website at http://www.chinaliberal.com. The information contained in our website is not a part of this annual report.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures.

B. Business Overview

Our business was impacted by COVID-19 pandemic in 2020, 2021 and 2022, but we do not expect our business operations to be further impacted by the COVID-19 pandemic in 2023. See “Item 3 Key Information —D. Risk Factors— Risks Related to Our Business — We face risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt our operations” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Impact of the COVID-19 on Our Performance and Financial Indicators.”

Overview

We are an exempted company with limited liability incorporated in the Cayman Islands on February 25, 2019. Through our operating companies (i) China Liberal Beijing, incorporated in the PRC on August 10, 2011, (ii) China Liberal Fujian, incorporated in the PRC on April 19, 2021, (iii) Oriental Wisdom, incorporated in the PRC on August 17, 2009, (iv) Fujian Wanzhong, incorporated in the PRC on December 12, 2008, as well as (v) the affiliated entities, we are an educational service provider operating under the “China Liberal” brand in the PRC. Our mission is to provide China’s students with the tools to excel in a global environment. We strive to meet the needs of the ever-growing number of young talents in China.

We provide a wide variety of educational services and products intended to address the needs of schools and our students:

•

Operation of colleges, which is the core of our business. Prior to August 2022, we generated revenue from providing services under Sino-foreign jointly managed academic programs (“Sino-foreign Jointly Managed Academic Programs”) offered by colleges in China;

•	Sales of textbooks and course materials;
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

We started generating revenue in the year ended December 31, 2012 through our services provided under certain Sino-foreign Jointly Managed Academic Programs. We continued to maintain and expand this core business throughout the years, giving us revenues of $2.8 million, $2.7 million and $3.3 million for the years ended December 31, 2020, 2021 and 2022, respectively, representing 55.2%, 68.5% and 28.8% of our net revenues for those respective years. A vast majority of these revenues derived from our two major partners prior to August 2022, FMP and Minjiang University. On September 2, 2022, we completed the acquisition of Wanwang. Since then, we have been operating FMP and Strait College through Wanwang. We have started generating revenue from course fees derived from providing educational programs, namely FMP and Strait College, to students since September 2022, which generated us revenue of $6.4 million for the year ended December 31, 2022.

We also started generating revenues from our Technological Consulting Services for Smart Campus Solutions business in 2017, with revenues of $2.0 million, $1.1 million and $0.3 million, representing 39.7%, 27.1% and 2.4% of our net revenues for the years ended December 31, 2020, 2021 and 2022, respectively.

Our Integration of Enterprises and Vocational Education business (tailored job readiness training services) only started generating revenue in the second half of 2019. In 2019, we generated de minimis revenue from this business line due to a limited number of students enrolled for our services. For the fiscal years ended December 31, 2020, 2021 and 2022, we generated revenue of $76,400, $137,772 and $1.3 million from this business line, representing 1.5%, 3.5% and 10.9% of our net revenues in 2020, 2021 and 2022.

We started generating revenue from sales of our proprietary AI-Space products in 2021, with revenue of $36,824 from this business line in the fiscal year ended December 31, 2021 and revenue of $227,802 in the fiscal year ended December 31, 2022. The AI-Space products are bundled with our Technological Consulting Services for Smart Campus Solutions business and revenue was recorded within revenues from our Technological Consulting Services for Smart Campus Solutions business.

Additionally, we provided Overseas Study Consulting Services from 2017 to January 2022. We generated $0.1 million, $36,174 and $0.3 million in revenues from our Overseas Study Consulting Services for the years ended December 31, 2020, 2021 and 2022, respectively, representing 2.6%, 0.9% and 2.8% of our total revenue for those respective years. According to the administration guidelines issued by General Office of the Ministry of Education in December 2021, universities and colleges shall cease projects and cooperation with external parties and, as a result, after all of our existing contracts with Beijing Foreign Studies University came to completion, we discontinued our Overseas Study Consulting Services in January 2023.

Our Services and Products

We currently primarily generate revenue from providing the following services or products:

Educational Services Provided through Operating Colleges

Background

Formal education in China typically consists of kindergarten, primary school, middle school, high school and some combination of vocational school, university, junior college, and graduate school. There are several key differences between studying at universities and junior colleges, including: (i) universities grant bachelor’s degrees to students graduating after 4 years of study, while junior colleges grant diplomas to students graduating after 3 years of study; and (ii) students enrolled in junior colleges typically obtain lower scores on the National College Entrance Examination, which is open to most students graduating high school, and therefore, are unable to meet the score threshold of a university. However, students enrolled in junior colleges may have opportunities to transfer to a degree-based university or program, depending on the school they enroll in.

The chart below illustrates the main segments of China’s education system:

Overview

Through Wanwang, we currently operate two colleges, FMP and Strait College.

Fuzhou Melbourne Polytechnic, or FMP, is a junior college co-sponsored by Minjiang University in the PRC and Melbourne Polytechnic in Australia, which grants students diplomas after three years of study. Fujian Wanzhong was the sole investor of FMP, and pursuant to a cooperation agreement with Minjiang University on the formation of IEN College, the predecessor of FMP, Fujian Wanzhong is able to consolidate the financials of FMP into its own.

Strait College of Minjiang University, or Strait College, is a four-year university formed by Minjiang University in 2009, which grants students bachelor’s degrees after four years of study. Similar to FMP, Fujian Wanzhong was the sole investor of Strait College, and pursuant to a cooperation agreement with Minjiang University on the formation of Strait College, Fujian Wanzhong is able to consolidate the financials of FMP into its own.

Student enrollment

Chinese universities and colleges such as FMP and Strait College typically recruit students through the National College Entrance Examination that takes place in June each year. In addition, as a three-year junior college, FMP also admits students from Fujian Province, where FMP is located, through the Higher Vocational Education Examination each spring.

As of December 31, 2022, FMP had a total of 2,886 full-time students, and Strait College had a total of 2,175 full-time students.

Licenses, permits and approvals

Under applicable PRC laws and regulations, FMP is required to obtain school operation license and institution legal person certificate from the applicable governmental authorities in the PRC. As of the date of this annual report, FMP has obtained the required license and certificate from applicable authorities for its operations. Under PRC laws and regulations, as a university formed by Minjiang University, Strait College is not regarded as a separate legal person from Minjiang University, and thus is not required to obtain school operation license, institution legal person certificate, or any other permits, licenses, or approvals for its business operations.

Education services and degrees

FMP and Strait College offer education services to their students, including courses encompassing a variety of subjects and categorized by majors and degree programs.

FMP offers a total of thirteen (13) majors to students under four (4) degree programs, namely international commerce, information engineering, hospitality, travel and tourism management, and English. To obtain the diploma of their chosen majors after three years of study, students are required to earn course credits by attending required and elective courses in their curriculum and obtaining passing scores.

Strait College, on the other hand, offers its bachelor’s degree through two different programs, (i) Fujian-Taiwan Universities Joint Talent Training Program (the “Joint Talent Program”), which was established in September 2011 between Strait College and Taiwan Chinese Culture University, and (ii) International General Education Courses Program.

Joint Talent Program

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

International General Education Courses Program

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

The Strait IGEC Program was launched in July 2013. Students enrolled in this program typically follow the “2+2” model which requires them to study at Chinese host Strait College for at least the first two years. Following the initial two-year term, students may choose to finish their remaining two years’ academic study overseas. Students in the “2+2” model under the Strait IGEC Program can transfer their academic credits to a partner school overseas, and upon graduation, will receive bachelor’s degrees from both Strait College of Minjiang University and the foreign university. Other students may choose the “4+0” model and spend the entire four years studying at Strait College, upon which they would receive an undergraduate degree from Strait College. For those students who choose the “4+0” model, our educational services and responsibility cover the whole four-year period.

Tuition fees and fees to Minjiang University

FMP and Strait College generate revenue through tuition fees collected from students. The amount of tuition fees is determined based on a number of factors, including the operating costs, and shall be approved by local education authority before implementation. FMP’s current students pay tuition fees of RMB18,000 (US$2,610) per student per academic school year, and for fall 2023 students and after, the tuition fees will be increased to RMB23,800 (US$3,451) per student per academic school year. Strait College charges tuition fees ranging from RMB15,000 ($2,175) per student per school year to RMB28,000 ($4,060) per student per school year, depending on the applicable education programs.

Based on our cooperation agreements with Minjiang University, we agree to pay 25% to the total tuition fees collected from students enrolled at Strait College to Minjiang University, and agree to pay 25% of the increase in net assets of FMP in a given fiscal year from the prior fiscal year, if any, to Minjiang University. FMP and Strait College collect tuition paid by enrolled students at the beginning of each academic school year in September, and we pay Minjiang University applicable fees pursuant to the cooperation agreements on a periodic basis.

Teaching staff

FMP and Strait College have assembled a high-caliber team of teaching professionals with outstanding abilities and a passion for teaching. As of December 31, 2022, FMP had a total of 103 teachers, including 59 full-time teachers and 44 part-time teachers, and Strait College had a total of 110 teachers, including 42 full-time teachers and 68 part-time teachers. FMP and Strait College seek to recruit teachers who possess strong academic credentials, excellent communication skills, past academic and teaching experience, and practical knowledge.

Sales of textbooks and course materials

In connection with our prior business of providing educational services to students enrolled under the Sino-foreign Jointly Managed Academic Programs, we were responsible for recommending foreign faculty to teach in Chinese host universities / colleges, and were responsible for development and delivery of major course content and teaching materials to ensure that the teaching quality meets international standards. As of the date of this annual report, we have developed, edited, and published 12 English textbooks and course materials with emphasis on language training (including reading, writing, speaking and listening skills) an d have distributed those to the Chinese host universities to be used in the joint education programs. We own the copyright to our textbooks.

Technological Consulting Services for Smart Campus Solutions and Technical Support Services for Other Entities

We have started to provide smart campus related technological consulting services to targeted Chinese universities since 2017. Our Technological Consulting Services for Smart Campus Solutions utilize advanced information technology such as cloud computing, mobile internet, artificial intelligence and big data analytics to provide overall solutions to Chinese universities in order to improve their teaching, research, student data management, storage and processing, and campus life services, and to optimize their teaching and operating environment and improve operational efficiency. By leveraging hardware such as sensors, digital portals, electronic blackboards, smartboards, projectors, LED display panels, high-definition classroom audio and sound system and other lab-based equipment, together with data management applications, our solutions are built on both software and hardware to deliver capabilities for real-time and predictive analytics, increased collaboration and performance management. By way of illustration, some of the services we provide include campus intranet solution buildout, school management software customization, smart devices (mainly Internet of things, or IoT devices, extending the Internet connectivity to physical devices) installation and testing, and school management data collection and analysis, all of which can be specifically tailored to meet a client’s particular needs.

Our Technological Consulting Services for Smart Campus Solutions agreements are primarily on a fixed-price basis. Typically, we are required to perform services including project planning, project solution and design, data management application customization, installations of hardware equipment and components for digital classrooms and academic experiment centers or labs, integration of hardware and software application, and post-contract continuous maintenance support, based on the specific needs from each customer. Upon delivery of services, project completion inspection and customer acceptance are generally required. We may also be required to provide post-completion maintenance support for a period ranging from several months to three years after customized smart campus solutions and services are delivered. Since 2017, we have successfully provided such technological consulting services to several Chines universities, including but not limit to, FMP, Strait College, Capital Normal University, Beijing University of Chinese Medicine and University of International Business and Economics.

In December 2020, we successfully provided services under four agreements (the “WWH Agreements”) with Wuhan Wangjie Hengtong Information Technology Co., Ltd. (“WWH”), one of the service providers of State Grid Corporation of China (“SGC”), a Chinese state-owned electric utility corporation, to provide technical support services for SGC. Pursuant to the WWH Agreements with terms ranging from one month to one year in 2020, we agreed to provide technical support for the construction of the comprehensive operational capacity of SGC’s power supply command center, in order to achieve the function of multi-location video conference, which is used for scheduling meetings, consultations, discussions and training sessions. We also agreed to develop remote video interactive information system for SGC and optimize the operation of SGC’s service power supply supervision and management platform. In 2021 and 2022, our agreements with WWH were not renewed.

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

Big Data Center. Our big data center is a business systems cluster based on SaaS, or software as a service, a software licensing and delivery model in which the licensing is on a subscription basis and is centrally hosted. We developed and maintain all of the business systems, which include mobile online learning system, registrar administration system, office automation system, teaching resources database system, and human resources system. These systems are used by students, management and teachers of FMP, as the case may be. We were required to complete the development of this big data center by December 20, 2018 and provided continuous maintenance and upgrade services until the end of 2021. As of the date of this annual report, we have already completed and delivered such big data center.

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

As of December 31, 2022, the total outstanding contract assets from the 2017 and 2019 FMP Smart Campus Agreements were nil.

Technological consulting services for companies and businesses

In addition to serving universities and colleges, we are actively seeking opportunities to utilize our rich experiences in providing technological consulting services to serve private companies. In 2020, we entered into four agreements with WWH, one of the service providers of SGC, a Chinese state-owned electric utility corporation, to provide technical consulting and support services for SGC. Under these agreements, we provided technical support for the construction of the comprehensive operational capacity of SGC’s power supply command center, in order to achieve the function of multi-location video conference and could be used for meetings, consultations, discussions and training sessions. We also developed remote video interactive information system for SGC and optimized the operation of SGC’s service power supply supervision and management platform. In 2021 and 2022, our agreements with WWH were not renewed.

Integration of Enterprises and Vocational Education (Tailored job readiness training services)

In order to further diversify our business and to utilize our resources and network, we rolled out a new line of business, i.e., Integration of Enterprises and Vocational Education in late 2019. Currently, we contract with employers to provide job readiness training to graduating students from the appropriate partner schools so that such students would be better equipped to serve the employer at their respective job positions. Typically, we forge partnerships with selected Chinese vocational schools or colleges to provide tailored job readiness training services to students. The partner schools utilize their existing administrative ability, campus classrooms and facilities to recruit students into such training programs. We select, recruit and appoint qualified faculty, trainers or professionals to provide trainings and bears related costs, develop and deliver major training content and materials to students to optimize their learning outcome, improve their social and technical skills, coordinate with employers to provide internship job opportunities to students and eventually help students to find appropriate jobs after completion of the trainings and graduation. We actively support and interacts with enrolled students to ensure completion of the trainings, which normally takes several months to three years. Our contracts with partner schools are fixed price contracts, pursuant to which, we are to receive a fixed portion of training fees for services rendered. The training fees are collected first by partner schools from enrolled students before the training services start, and then remitted to us. We initially record such training service fees as deferred revenue and ratably recognized it as revenue over the training service period as our performance obligations related to teaching, training, management and other supporting services are carried throughout the training period. For the fiscal years ended December 31, 2022, 2021 and 2020, we earned $1.3 million, $137,772 and $76,400, respectively, from providing tailored job readiness training services to students.

Prior Business

Services Provided under Sino-foreign Jointly Managed Academic Programs

Prior to August 2022, we generated revenue by providing services under Sino-foreign Jointly Managed Academic Programs offered by colleges in China. After the completion of the acquisition of Wanwang on August 31, 2022, revenue from this line of business are accounted for as transactions between Wanwang and China Liberal Beijing, and are eliminated upon consolidation.

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

Services Provided under the Sino-foreign Jointly Managed Academic Programs

Under the Sino-foreign Jointly Managed Academic Programs, the Chinese host universities / colleges utilized their existing administration ability, campus classrooms and facilities to recruit Chinese students into such programs, while leveraging the recognized name and reputation of the international partner universities. These Sino-foreign Jointly Managed Academic Programs were required to obtain Sino-foreign cooperation education permits from the appropriate level of education authorities of the PRC, depending on the level of degrees. Applications for these permits were submitted by the programs under their own names, and we, as a service provider, were not required to obtain permits separately.

Under the Sino-foreign Jointly Managed Academic Programs, we were responsible for one or more of the followings, depending on the terms of the agreements we had in connection with a specific program:

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

Students paid to the Sino-foreign Joint Managed Academic Programs tuition fees ranging from RMB15,000 ($2,357) to RMB28,000 ($4,400) per student per academic school year. As a result of performing the above-mentioned services, we were entitled to receive approximately 12.5% to 50% of such student tuitions. The Chinese host universities / colleges collected tuition paid by enrolled students at the beginning of each academic school year in September, and our portion was usually remitted to us by the host universities/colleagues in November of the same year.

We have coordinated and actively engaged in providing services under several Sino-foreign Jointly Managed Academic Programs. The following was a list of the programs we engaged in for the fiscal years ended December 31, 2020, 2021 and 2022. The only programs we operated prior to August 2022 were (i) FMP Australia English for Academic Purposes Program (“FMP EAP Program”), and (ii) Strait College International General Education Courses Program (“Strait IGEC Program”).

Program Name	Chinese host university / college	Launch time

(i) FMP Australia English for Academic Purposes Program (“FMP EAP Program”)	Fuzhou Melbourne Polytechnic (“FMP”) (formerly IEN College of September 2011 Minjiang University, and changed its name to FMP after rebranding in January 2017)

(ii) Fujian-Taiwan Universities English for Academic Purposes Program (“Fu-Tai EAP Program”)	Strait College	September 2011 (discontinued in July 2022)

(iii) Strait College International General Education Courses Program (“Strait IGEC Program”)	Initially hosted by IEN College of Minjiang University in September 2013, then transferred to Strait College after IEN College of Minjiang University rebranded to FMP in January 2017	September 2013

(i) FMP EAP Program

We provided our EAP language training services to FMP from September 2011 to July 2022 (the “FMP EAP Program”). FMP offered various Sino-foreign Jointly Managed Academic Programs (the “FMP-MP Joint Programs”) as a Sino-foreign joint education institute established between Chinese host FMP and Melbourne Polytechnic of Australia (“MP”) in Australia. FMP was formerly known as IEN College of Minjiang University, which later rebranded to Fuzhou Melbourne Polytechnic, or FMP, and became a standalone legal entity.

Students enrolled in the FMP-MP Joint Programs typically follow the “2.5+1+1” model, studying two years in FMP in the PRC, half a year language training in Australia language training school, one undergraduate year in MP to receive a bachelor’s degree and one more postgraduate year in MP to receive a master’s degree. Students who successfully followed this model will earn their diplomas from both FMP and MP upon graduation. For those students who chose not to further pursue the overseas education, they would stay with FMP for additional one year to complete the general courses education to satisfy a three-year junior college education requirement in order to obtain a diploma from FMP.

Students taking our language courses under the FMP EAP Program were typically those who had lower English proficiency and who would have difficulty in being admitted to a university overseas. However, these students benefited from the intensive English curriculum, receiving one year of Australia English for Academic Purposes, or EAP training from teachers, with 448 class hours for their freshman year.

We were responsible for designing curriculum meeting EAP English standards, recommending and managing EAP faculty, providing a mobile learning platform to students, providing a course preparation platform to teachers, and execution and performance of the curriculum we developed. Our educational services and responsibility only covered the first year of EAP training. Afterwards, we were not responsible for providing additional services to students, no matter whether they chose to continue to stay with FMP for one additional year for a diploma, or chose to pursue the overseas study in Australia for higher education.

Our EAP faculty under the FMP EAP Program consisted of English teachers we recommended to FMP for recruitment from overseas and in the PRC. These teachers split their teaching responsibilities depending on the requirements and nature of a specific course. For example, a spoken English course was typically staffed with native English speakers, while a reading comprehension course was typically staffed with English teachers who speak Mandarin Chinese.

The average tuition fee that FMP charged to enrolled students was RMB9,000 ($1,414) per student for the school year. Since our services only covered the first year of EAP courses training, we received RMB9,000 ($1,414) per student for the school year.

For the fiscal year ended December 31, 2022, there were 1,408 students enrolled in the FMP EAP Program. From 2014 to 2022, we served a total of 6,094 students (including those enrolled in IEN College of Minjiang University before the institute’s rebranding).

(ii) Fu-Tai EAP Program

We provided Fu-Tai EAP Program in connection with the Fujian-Taiwan Universities Joint Talent Training Program (the “Joint Talent Program”), established in September 2011 between Chinese host Strait College and Taiwan Chinese Culture University.

The Joint Talent Program followed the “3+1” dual campuses model. Students spent the first two years and the last year of their university studies at Strait College and their third year at Taiwan Chinese Culture University. At graduation, students received a bachelor’s degree from Minjiang University and certificate of completion or academic credit certificate from Taiwan Chinese Culture University.

Students enrolled in the Joint Talent Program received two years of EAP training from our teachers (even if they spend three years at Strait College). These students included those who majored in business and art. Students in business majors received 360 class hours of EAP training during their first two years, and art students received 300 class hours. Each class typically accommodated 25 to 29 students. Upon completion, the targeted level of English proficiency for average students was CET4, i.e., PRC’s College English Test Band 4, the level required to be met upon graduating a four-year university; for some students, their targeted level of proficiency could be CET6 (the level required to be met upon graduating a master’s program) or 5.5 to 6.0 (from between modest user and competent user to competent user level) in IELTS.

We were responsible for designing the curriculum meeting EAP English standard, recommending and managing EAP faculty, providing a mobile learning platform to students, providing a course preparation platform to teachers, and execution and performance of the curriculum we developed.

Similar to the FMP EAP Program, our EAP faculty under the Fu-Tai EAP Program consisted of English teachers we recommended to Strait College for recruitment from overseas and in the PRC. These teachers split their teaching responsibilities depending on the requirements and nature of a specific course.

For the fiscal year ended December 31, 2021, there had been 553 students enrolled in the Joint Talent Program and there was no enrollment in 2022. From 2014 to 2022, we assisted a total of 5,512 students. Fu-Tai EAP Program was discontinued in July 2022.

(iii) Strait IGEC Program

The International General Education Courses (“IGEC”) program is a Sino-foreign joint education program developed and introduced by the Chinese Service Center for Scholarly Exchange (“CSCSE”), a public organization under the MOE of the PRC, in order to improve the overall reform and internationalization of PRC’s higher education. As a nationwide program, it was designed to encourage the exchange of teachers and students and the recognition of academic credits and degrees between Chinese and foreign universities. The participating universities had to undergo the review and approval of experts designated by CSCSE every year.

The Strait IGEC Program was launched in July 2013. Students enrolled in this program typically followed the “2+2” model which requires them to study at Chinese host Strait College for at least the first two years. Following the initial two years term, students may choose to finish their remaining two years’ academic study overseas. Students in the “2+2” model under the Strait IGEC Program could transfer their academic credits to a partner school overseas, and upon graduation, would receive bachelor’s degrees from both Strait College and the foreign university. Other students might choose the “4+0” model and spend the entire four years studying at Strait College, upon which they would receive an undergraduate degree from the Chinese host Strait College. For those students who choose the “4+0” model, our educational services and responsibility covered the whole four-year period.

We were responsible for offering 14 courses, including six English courses, four general knowledge courses and four major-related courses. All of these courses were provided by us and taught in English by the faculty we recommended to the program.

For the six English courses, we were responsible for designing the English intensive courses, providing the entire curriculum and teaching materials (including those for IELTS), and assisting in organizing and training the English teaching faculty, consisting of English teachers recruited from overseas and in the PRC. These six English courses were provided to students during their freshman and sophomore years, and include College Academic English Writing 1 (the general education course as required by an IGEC program), English Phonetics, Spoken English 1, Spoken English 2, Spoken English 3 and Spoken English 4. These English courses were based on English for General Purposes or everyday English, with focuses and directed by EAP, under the framework of English for Specific Purposes (a student’s major).

Students under the Strait IGEC Program were also required to complete four general knowledge courses provided by us. Depending on a student’s major, these courses could fall into categories including academic language and thinking, science, art and human science, and social studies.

The major-related courses we offered under the Strait IGEC Program are developed by adopting the major-specific curriculum systems offered at universities in the U.S. and were taught with English textbooks used by U.S. universities, with goals of strengthening academic foundations but focusing on application of knowledge.

Under the Strait IGEC Program, we were responsible for promotion of the program, recruitment of students, staffing and management of foreign language teachers, and ensuring students to be connected with appropriate foreign universities in North America or Europe for the second half of their four-year studies for the “2+2” students.

The Strait IGEC Program was governed by an agreement originally signed between the Company and IEN College of Minjiang University in July 2013. After its rebranding efforts in 2017, IEN College began its operations under the name of Fuzhou Melbourne Polytechnic, or FMP and ceased to host the IGEC program, and Strait College took over the agreement without modifications by an amendment to host the Strait IGEC Program.

The average tuition fee that the Strait College charged to enrolled students was RMB28,000 ($4,400) per school year, and we received 35%/40% of the tuition fees. The portion of tuition fees we received from Strait College was RMB9,800 ($1,540) per student per school year for enrolled students for the first two years, and RMB11,200 ($1,760) per student per school year for enrolled students for the remaining two years.

For the fiscal year ended December 31, 2022, there were 764 students enrolled in the Strait IGEC Program. Over the years, we assisted an aggregate of 5,782 students.

On September 2, 2022, we completed the acquisition of Wanwang. Since then, we have been operating FMP and Strait College through Wanwang the services provided under Sino-foreign Jointly Managed Academic Programs ceased.

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

For the fiscal year ended December 31, 2021, there were 27 students enrolled in the School of Continuing Education of Beijing Foreign Studies University German program, 27 students enrolled in the School of Continuing Education of Beijing Foreign Studies Russian program, and no students enrolled in the China Academy of Art Italian language program. The service fees we received were approximated $4,211 per student per school year for Beijing Foreign Studies University for the German language program and approximately $3,646 for the Russian language program. We received all services fees generated from the 2021 German Language Program Agreement and the 2021 Russian Language Program Agreement as of December 31, 2021. According to the administration guidelines issued by General Office of the Ministry of Education in December 2021, universities and colleges shall cease projects and cooperation with external parties and, as a result, after all existing contracts with Beijing Foreign Studies University came to completion and all existing performance obligations were completely satisfied, we discontinued our Overseas Study Consulting Services in January 2023.

Our Teachers

FMP and Strait College have assembled a high-caliber team of teaching professionals with outstanding abilities and a passion for teaching. As of December 31, 2022, FMP had a total of 103 teachers, including 59 full-time teachers and 44 part-time teachers, and Strait College had a total of 110 teachers, including 42 full-time teachers and 68 part-time teachers. FMP and Strait College seek to recruit teachers who possess strong academic credentials, excellent communication skills, past academic and teaching experience, and practical knowledge.

For the fiscal year ended December 31, 2022, there were a total of seven foreign teachers teaching at FMP and Strait College.

Employees

We had 369 employees as of December 31, 2022, which included 112 part-time teachers. We had 27 and 41 full-time employees as of December 31, 2021 and 2020, respectively. Most of our employees have signed employment agreements. The Company and its employees may elect to re-negotiate and renew the employment agreements before expiration. The following table sets forth the number of our full-time employees, categorized by function as of December 31, 2022:

Management	14
Teaching staff (including 112 full-time teachers and 112 part-time teachers)	224
Sales staff	12
Technical support staff	5
Operations staff	14
Administrative staff	100
Total	369

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

Branding and Marketing

Chinese universities and colleges such as FMP and Strait College typically recruit students through the National College Entrance Examination that takes place in June each year. In addition, as a three-year junior college, FMP also admits students from Fujian Province, where FMP is located, through the Higher Vocational Education Examination each spring. FMP and Strait College are not currently engaged in any branding or marketing activities, and do not plan to conduct such activities in the foreseeable future.

Competition

The education sector and overseas studies consulting sector in the PRC are rapidly evolving, highly fragmented and competitive. We expect competition in these sectors to persist and intensify. We face competition in each line of business, each major program we offer and each geographic market in which we operate.

Line of Business	Competitors
Educational Programs Services	•	Suzhou Centennial College
	•	Zhengzhou Asia-Europe Communications Vocational College
Technological Consulting Services Provided for Smart Campus Solutions	•	Wasu Media Holding Co., Ltd.
	•	Newcapec Electronics Co., Ltd.
	•	Zhejiang Zhengyuan Zhihui Technology Holdings Limited
Integration of Enterprises and Vocational Education	•	Shiji Dingli Holdings Limited
	•	Shanghai Xin Nanyang Angli Education Technology Holdings Limited
	•	Changsha Kaiyuan Instrument Co., Ltd.

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

In addition, our intellectual property rights include ten trademark registrations in the PRC and six domain names registrations. We currently own two patents through one of our PRC subsidiaries, China Liberal Beijing, including one utility model patent and one design patent.

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

Copyrights

As of the date of this annual report, we have registered 12 copyrights in our textbooks in the PRC, and 12 textbooks have been published. Details of published books are set out below:

No.	Name of Publication	Copyright Owner	Publication Date	ISBN
1	Boya Listening and Speaking 1	China Liberal Beijing	September 2019	978-7-309-14562-5/H.2933
2	Boya Listening and Speaking 2	China Liberal Beijing	February 2020	978-7-309-14851-2/H.2958
3	Boya Listing and Speaking 3	China Liberal Beijing	July 2020	978-7-309-15132-9/H.3016
4	Boya Writing 1	China Liberal Beijing	September 2019	978-7-309-14555-7/H.2929
5	Boya Writing 2	China Liberal Beijing	December 2019	978-7-309-14717-9/H.2942
6	Boya Writing 3	China Liberal Beijing	August 2020	978-7-309-15128-2/H.3012
7	Boya Writing 4	China Liberal Beijing	December 2020	978-7-309-15129-9/H.3013
8	Boya Reading 1	China Liberal Beijing	September 2019	978-7-309-14513-7/H.2924
9	Boya Reading 2	China Liberal Beijing	December 2019	978-7-309-14739-1/H.2953
10	Boya Reading 3	China Liberal Beijing	August 2020	978-7-309-15130-5/H.3014
11	Boya Reading 4	China Liberal Beijing	January 2021	978-7-309-15131-2/H.3015
12	Boya Listing and Speaking 4	China Liberal Beijing	January 2021	978-7-309-15447-4/H.3050

As of the date of this annual report, we have registered 64 software copyright registration in the PRC, details of which are set out below:

No.	Software Name	Registration No.	Date of Development	Date of First Publication
1	China Liberal Cloud Classroom Management System 1.0	2016SR040754	September 30, 2015	October 1, 2015
2	China Liberal Cloud Classroom Teacher Software 1.0	2016SR046771	September 30, 2015	October 1, 2015
3	China Liberal Cloud Classroom Student Software 1.0	2016SR044977	September 30, 2015	October 1, 2015
4	China Liberal Cloud Classroom Lesson Planning System 1.0	2016SR123004	September 30, 2015	October 1, 2015
5	China Liberal Cloud Classroom Learning Statistical Data System 1.0	2016SR122336	September 30, 2015	October 1, 2015
6	China Liberal Cloud Classroom Recommendation System 1.0	2016SR130198	September 30, 2015	October 1, 2015
7	China Liberal Cloud Classroom Practice Questions System 1.0	2016SR123966	September 30, 2015	October 1, 2015
8	Pocket Classroom (Android) Software 1.0	2017SR036399	September 1, 2016	Published
9	Pocket Classroom (IOS) Software 1.0	2017SR037051	September 1, 2016	Published
10	Pocket Classroom (Android) Software 1.0	2017SR040835	September 1, 2016	Published
11	Pocket Classroom (IOS) Software 1.0	2017SR040674	September 1, 2016	Published
12	Pocket Classroom Date Management System 1.0	2017SR036411	September 1, 2016	Published
13	China Liberal Smart Campus Registrar System (For Teacher)	2017SR712252	September 1, 2017	Published
14	China Liberal Smart Campus Registrar System (For Student)	2017SR714193	September 1, 2017	Published
15	My Lessons (Android) Software	2017SR710050	September 1, 2017	Published
16	My Lessons (IOS) Software	2017SR707597	September 1, 2017	Published
17	My Textbook (Android) Software	2017SR712427	September 1, 2017	Published
18	My Textbook (IOS) Software	2017SR709724	September 1, 2017	Published
19	University Students Image Big Data System	2019SR0979256	July 2, 2018	Published
20	China Liberal Smart Campus Office Automation Management System	2019SR0023351	September 1, 2018	Published
21	China Liberal Smart Campus Human Resources Management System	2019SR0021945	November 2, 2018	Published
22	China Liberal IoT Attendance Management Platform	2019SR0324187	January 4, 2019	January 4, 2019
23	China Liberal Laboratory Operations and Maintenance Management Platform	2019SR03433739	March 11, 2019	March 11, 2019
24	China Liberal Laboratory Safety Management Platform	2019SR0346228	March 11, 2019	March 11, 2019
25	China Liberal Smart Management Platform	2021SR0781264	July 8, 2020	July 8, 2020
26	China Liberal Behavioral Identification System	2021RS0781265	October 13, 2020	October 13, 2020
27	China Liberal AI-SPACE Control System	2021RS0781263	March 10, 2021	March 10, 2021
28	Student Information Management Platform	2015SR258542	September 10, 2013	September 10, 2013
29	College Students' Curriculum Management Platform	2015SR258728	August 30, 2014	August 30, 2015
30	Skills Training Platform	2015SR260281	March 17, 2015	March 17, 2015
31	Quality Assessment Management System	2015SR260490	July 15, 2015	July 15, 2015
32	Online Examination Management Platform	2015SR261376	August 3, 2015	August 3, 2015
33	Online Learning Platform	2015SR259724	August 21, 2015	August 21, 2015
34	IoT Big Data Management System	2018SR1036381	November 17, 2016	November 17, 2016
35	Art Education (Advertising Design) Practical Training Platform	2018SR1039584	November 21, 2016	November 21, 2016
36	Environmental Design Practical Training Platform	2018SR1034569	December 20, 2016	December 20, 2016
37	Mobile Internet Development Training Platform	2018SR1039580	December 20, 2016	December 20, 2016
38	Electronic Information Engineering (Internet of Things) Training Platform	2018SR1039572	December 14, 2017	December 14, 2017
39	Cloud Computing Technology and Application Practical Training Platform	2018SR1035809	December 15, 2017	December 15, 2017
40	Network Engineering Practical Training Platform	2018SR1035821	December 15, 2017	December 15, 2017
41	Art Design Practical Training Platform	2018SR1036088	December 20, 2017	December 20, 2017
42	Intelligent Network Communication System	2018SR1036388	December 20, 2017	December 20, 2017
43	Embedded Systems in Computer Science and Technology	2018SR1035774	December 28, 2017	December 28, 2017
44	Teaching Curriculum Management System	2021SR1095277	June 29, 2018	June 29, 2018
45	Teaching Quality Evaluation System	2021SR1096272	July 26, 2018	July 26, 2018
46	Environmental Art Design Practical Training Platform	2018SR1034579	October 11, 2018	October 11, 2018
47	Big Data Analysis Practical Training Platform	2018SR1039133	November 1, 2018	November 1, 2018
48	Applied Statistics Basic Practical Training Platform	2018SR1036371	November 1, 2018	November 1, 2018
49	Applied Mathematics Society Member System	2018SR1035761	November 2, 2018	November 2, 2018
50	Visual Communication Design Practical Training Platform	2018SR1035748	November 5, 2018	November 5, 2018
51	3D Virtual Teaching Software	2021SR1094689	November 24, 2018	November 24, 2018
52	Virtual Laboratory Teaching System	2021SR1096273	December 28, 2018	December 28, 2018
53	Network Engineering Optimization Control System	2021SR1090294	June 26, 2019	June 26, 2019
54	Big Data Teaching Practical Training Platform System	2021SR0734289	July 26, 2019	July 26, 2019
55	IoT Electronics and Information Engineering Training System	2021SR1095283	September 27, 2019	September 27, 2019
56	Teaching Management and Control Platform System	2021SR0734288	December 28, 2019	December 28, 2019
57	Exam Management System	2021SR0734291	April 17, 2020	April 17, 2020
58	Environmental Art and Design Template Management System	2021SR0743009	June 11, 2020	June 11, 2020
59	Art and Advertising Teaching Practical Training Management System	2021SR0741865	June 11, 2020	June 11, 2020
60	Mobile Internet Visual Communication Design System	2021SR1095275	June 18, 2020	June 18, 2020
61	Art Design Students Student File Management System	2021SR1095276	June 30, 2020	June 30, 2020
62	Big Data Performance Analysis System for Mathematics Teaching	2021SR0743008	October 30, 2020	October 30, 2020
63	Communication Engineering Terminal Intelligent Test System	2021SR0734644	December 4, 2020	December 4, 2020
64	Network Engineering Construction Base Station Training System	2021SR0741864	December 13, 2020	December 13, 2020

The right to publish and to monetary gains related to copyrights and software copyrights lasts for 50 years in the PRC, which will expire on December 31 of the 50th year after the date of publication. Such protection will not be extended if the textbook or software is not published within 50 years after the date of its completion or development.

Trademarks

As of the date of this annual report, we have 10 registered trademarks in the PRC, details of which are set out below:

No.	Trademark	Class	Registration No.	Registration Date	Expiration Date

1		41	12291328	August 28, 2014	August 27, 2024

2		42	12291054	August 28, 2014	August 27, 2024

3		9	17328159	September 7, 2016	September 6, 2026
4		42	17328158	September 7, 2016	September 6, 2026
5		41	21854350	December 28, 2017	December 27, 2027
6		42	21854351	December 28, 2017	December 27, 2027
7		41	21869652	December 28, 2017	December 27, 2027

8		42	43028991	December 14, 2020	December 13, 2030
9		42	17232906	August 28, 2016	August 27, 2026
10		35	15694443	January7, 2016	January 6, 2026

Domain Names

As of the date of this annual report, we have registered the following two domain names in the PRC, details of which are set out below:

No.	Holder	Domain name	Registration Date	Expiration Date
1	China Liberal Beijing	chinaliberal.com	July 30, 2013	July 30, 2025
2	China Liberal Beijing	byaispace.com	February 29, 2020	February 28, 2024
3	Oriental Wisdom	zihua.com.cn	November 13, 2005	November 13, 2023
4	Oriental Wisdom	edudongfang.cn	June 20, 2012	June 20, 2023
5	Oriental Wisdom	edudongfang.com	May 16, 2010	May 16, 2024
6	Oriental Wisdom	Edu666.net	May 16, 2010	May 16, 2023

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

Regulations on Education

The principal regulations governing private education in China consist of the Education Law of the PRC, The Regulation on Professional Education (2022), The Law for Promoting Private Education (2018) and The Implementation Rules for the Law for Promoting Private Education (2004), and the Regulations on Sino-Foreign Cooperation in Operating Schools. Below is a summary of relevant provisions of these regulations.

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

Regulation on Professional Education

On May 15, 1996, the Standing Committee of the National People’s Congress promulgated the Professional Education Law of the PRC, or the Professional Education Law, which became effective on September 1, 1996, and amended on April 20, 2022. Professional education shall be planned by the government as a whole, administered at different levels, led by local authorities, given industrial guidance, school-enterprise cooperation, and participated by the whole society. The state encourages, guides, and supports enterprises and other social forces to establish professional schools and professional training institutions in accordance with the law. In addition, the Amended Professional Education Law also provides incentive policies such as rewards and tax incentives to enterprises that actively participate in industry-education integration and school-enterprise cooperation.

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

With respect to the establishment and operation of wholly foreign-owned projects, or WFOE, the MOFCOM and NDRC, promulgated 2021 Negative List on December 27, 2021, which became effective on January 1, 2022. The 2021 Negative List has replaced the Special Administrative Measures for the Access of Foreign Investment (2020 Version) (the “2020 Negative List”) and serves as the main basis for management and guidance for the MOFCOM to manage and supervise foreign investments. Those industries not set out in the 2021 Negative List shall be classified as industries permitted for foreign investment. None of our lines of business, i.e. Operation of Colleges, Overseas Study Consulting Services, Technological Consulting Services for Smart Campus Solutions, Integration of Enterprises and Vocational Education, and sale of textbooks and course materials, are on the 2021 Negative List. Therefore, the Company is able to conduct its business through its wholly owned PRC subsidiaries without being subject to restrictions imposed by the foreign investment laws and regulations of the PRC.

China Liberal Beijing completed its registration as a wholly foreign owned enterprise on February 1, 2019 and the Administrative Bureau for Industry and Commerce of the City of Beijing issued China Liberal Beijing the relevant business license on the same date. Fujian Wanzhong completed its registration as a wholly foreign owned enterprise on December 9, 2008 and the Fujian Provincial Department of Foreign Trade and Economic Cooperation issued Fujian Wanzhong the relevant business license on the same date. Overall, the Law of Foreign Investment and its implementation regulations establish the clear principle of applying national treatment to foreign-invested enterprises except those engaged in industries on the 2021 Negative List. Since our current and planned business is not on the 2021 Negative List, to the best of our knowledge, we do not anticipate the Law of Foreign Investment and its implementation regulations to create any material adverse effect to our Company’s business.

Regulations Related to Overseas Listing and M&A

On August 8, 2006, six PRC governmental and regulatory agencies, including the MOFCOM and the CSRC, jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), a new regulation with respect to the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006, and revised on June 22, 2009. Foreign investors shall comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe for the increased capital of a domestic company, thus changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in mainland China for the purpose of purchasing the assets of a domestic company and operating the asset; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A rules, among other things, purports to require that an offshore special vehicle, or a special purpose vehicle, formed for listing purposes and controlled directly or indirectly by mainland China companies or individuals, shall obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Regulations, and five supporting guidelines, which became effective on March 31, 2023. Pursuant to the Overseas Listing Regulations, companies in mainland China that directly or indirectly offer or list their securities in an overseas market, including a company in mainland China limited by shares and an offshore company whose main business operations are in mainland China and intends to offer shares or be listed in an overseas market based on its equities, assets or similar interests in mainland China are required to file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. If the company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, it may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. The Overseas Listing Regulations also provide that a company in mainland China must file with the CSRC within three business days for its follow on offering of securities after it is listed in an overseas market. On February 17, 2023, the CSRC also issued the Notice on Administration of the Filing of Overseas Offering and Listing by Domestic Companies and held a press conference for the release of the Overseas Listing Regulations, which, among others, clarified that the companies in mainland China that have been listed overseas before March 31, 2023 are not required to file with the CSRC immediately, but these companies should complete filing with the CSRC for their refinancing activities in accordance with the Overseas Listing Regulations. Based on the foregoing, we are not required to complete filing with the CSRC for our prior offshore offerings at this stage, but we may be subject to the filing requirements for our refinancing activities under the Overseas Listing Regulations.

On February 24, 2023, the CSRC, jointly with other relevant governmental authorities, published the Provisions on Strengthening Confidentiality and Archives Management of Overseas Securities Issuance and Listing by Domestic Enterprises, or the Confidentiality and Archives Management Provisions, which became effective on March 31, 2023. Pursuant to the Confidentiality and Archives Management Provisions, China-based companies that offer and list securities in overseas markets shall establish confidentiality and archives system. The “China-based companies” refer to companies in mainland China limited by shares which are directly listed on a foreign stock exchange and the domestic operating entities of an offshore company being indirectly listed on a foreign stock exchange. These China-based companies shall obtain the approvals from relevant authorities and file with the competent confidential administration authorities when providing or publicly filing documents and materials related to state secrets or secrets of the government authorities to the relevant securities companies, securities service agencies or the offshore regulatory authorities, or providing or publicly filing such documents and materials through its offshore listing entity. In addition, China-based companies shall complete corresponding procedures when (i) providing or publicly filing documents and materials which may adversely affect national security and public interests to the relevant securities companies, securities service agencies or the offshore regulatory authorities, (ii) providing or publicly filing such documents and materials through its offshore listing entity, or (iii) providing accounting files or copies to relevant securities companies, securities service institutions, overseas regulators and individuals. These China-based companies are also required to provide written statements as to whether they have completed the approval or filing procedures as above when providing documents and materials to securities companies and securities service providers, and the securities companies and securities service providers should properly retain such written statements for inspection. If a China-based company finds that the documents and materials related to state secrets or secrets of the government authorities or other materials, which may adversely affect national security and public interests, have been leaked or have leakage risks, it should take remedial measures immediately and report to the relevant authorities.

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

Currently, China Liberal Beijing and Fujian Wanzhong do not owe any outstanding debts to any of their respective offshore parent companies. For any capital contributions contributed to China Liberal Beijing or Fujian Wanzhong by their respective offshore parent companies, China Liberal Beijing and Fujian Wanzhong have obtained appropriate approval or filed with the appropriate authorities, as the case may be.

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

As of December 31, 2022, the PRC subsidiaries had complied with all these regulations.

C. Organizational Structure

The following diagram illustrates our current corporate structure, which includes our subsidiaries as of the date of this annual report:

* Under PRC laws and regulations in effect as of the date of this annual report, most of the schools founded in the PRC, including Fuzhou Melbourne Polytechnic and Strait College of Mingjiang University, do not have equity interest holders. Instead, schools may be established by “founders”, which include government for public schools and private companies or individuals for private schools, and schools may receive contributions in cash or assets by “investors”, which may include private companies or individuals. The founders of Fuzhou Melbourne Polytechnic were Minjiang University and Melbourne Polytechnic, and the sole investor of Fuzhou Melbourne Polytechnic was Fujian Wanzhong Education Investment Management Co., Ltd. The founder of Strait College of Mingjiang University was Mingjiang University, and Fujian Wanzhong Education Investment Management Co., Ltd. was the sole investor of Strait College of Mingjiang University. As a result, Fujian Wanzhong Education Investment Management Co., Ltd. was regarded as the primary beneficiary of each of Fuzhou Melbourne Polytechnic and Strait College of Mingjiang University, and through Fujian Wanzhong Education Investment Management Co., Ltd., we treat Fuzhou Melbourne Polytechnic and Strait College of Mingjiang University as our consolidated affiliated entities under U.S. GAAP and have consolidated the financial results of these entities in the consolidated financial statements in accordance with U.S. GAAP.

D. Property, Plants and Equipment

Our principal executive offices are located at Room 805, Block 15, No. A1 Chaoqian Road, Science and Technology Park, Changping District, Beijing, People’s Republic of China with office space of approximately 380 square meters. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

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

We offer a wide range of educational services and programs, consisting primarily of operation of colleges, FMP and Strait College, since 2022 and job readiness training services since 2019, acting as the key bridge between our partner schools and employers, and to provide tailored job readiness training to graduating students, or Integration of Enterprises and Vocational Education. Prior to August 2022, our main business operations were focused on providing services under Sino-foreign Jointly Managed Academic Programs.

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

Prior to 2020, we had benefited from Chinese students’ increasing demand for international education. Such demand was primarily driven by an increasing number of Chinese students seeking quality educations and who aspire to study abroad, which is in turn driven by factors including, but not limited to: (i) an increasing number of affluent families in China, (ii) the rising recognition of the quality of higher education overseas, and (iii) the emphasis placed by Chinese parents on the importance of enrollment in globally-recognized universities to improve their children’s career prospects. Due to the COVID-19 outbreak and ensuing international travel bans, students were restricted from pursuing their overseas education, and the demand for international education decreased significantly in 2020, 2021 and 2022. Beginning in January, 2023, China no longer conducted nucleic acid tests and centralized quarantines for all inbound travelers, and measures to control the number of international passenger flights were lifted. However, there are still uncertainties regarding the COVID-19’s future impact. Therefore, while we do not expect the COVID-19 pandemic to negatively impact our business, results of operations, and financial position, the related financial impact cannot be reasonably estimated at this time.

Number of student enrollments

Our revenues primarily consist of tuition and fees from students enrolled in FMP and Strait College, tuition and fees from students enrolled in the Seno-foreign Jointly Managed Academic Programs before August 2022, tailored job readiness training services, as well as other sources of revenue. The number of student enrollments is largely driven by the demand for the educational services and programs offered by us, the amount of fees we charge, the effectiveness of our marketing and brand promotion efforts, our ability to maintain the consistency and quality of our teaching, as well as our ability to respond to competitive pressures. The level of students enrolled in FMP and Strait College, and the number of students who come to us for joint readiness training services directly affect our revenue and profitability.

Our tuition fees collected from students

Our results of operations are directly affected by the level of the tuition fees we charge to our students. Under Fujian Wanzhong’s cooperation agreements with Minjiang University, FMP and Strait College determine on the amount of tuitions and fees charged to enrolled students, ranging from RMB15,000 ($2,357) per student per school year to RMB28,000 ($4,400) per student per school year, depending on the applicable education programs. Based on our cooperation agreements with Minjiang University, we agree to pay 25% to the total tuition fees collected from students enrolled at Strait College to Minjiang University, and agree to pay 25% of the increase in net assets of FMP in a given fiscal year from the prior fiscal year, if any, to Minjiang University. FMP and Strait College collect tuition paid by enrolled students at the beginning of each academic school year in September, and we pay Minjiang University applicable fees pursuant to the cooperation agreements on a periodic basis.

The ability of FMP and Strait College to receive tuition fees from students largely depends on a number of factors within or out of our control, including the reputation of FMP and Strait College for academic excellence and ability to provide high quality education to students with satisfactory learning outcomes and job prospects, the diversity and desirability of the programs and areas of study offered, facilities, and other factors. Any decrease in the reputation or demand due to a deficiency in the quality of education offered by FMP or Strait College, learning outcomes, or job prospects may negatively impact our revenue, results of operations and financial condition.

Our ability to control costs and expenses and improve our operating efficiency

Teacher salaries and operating costs are the primary costs and expenses associated with the operation of FMP and Strait College, which directly impact on our profitability. Teacher salaries are positively correlated with the size of full-time and part-time teachers employed at FMP and Strait College, and operating costs primarily consist of fees paid to Minjiang University under Fujian Wanzhong’s cooperation agreements, and are positively correlated with the total amount of tuition fees charged by FMP and Strait College. Our operating costs will also be affected by education quality student enrollment and dropout rates. Our ability to drive the productivity of our staff and enhance our operating efficiency affects our profitability. If we fail to implement initiatives to control costs (including recruiting qualified teachers, designing course materials and curriculums that enhance learning outcomes, and reducing administrative expenses) and improve our operating efficiency over time, our profitability will be negatively impacted.

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

Impact of the COVID-19 on Our Performance and Financial Indicators

Our results of operations and financial conditions in 2022 were affected by the COVID-19 pandemic. COVID-19 has impact on China’s study abroad consulting and training services industry and the business operations of our Company. The extent to which COVID-19 impacts our results of operations in the future will depend on the future developments of the pandemic, including new information concerning the global severity of and actions taken to contain the pandemic, which are highly uncertain and unpredictable. In addition, our results of operations could be adversely affected to the extent that the pandemic harms the Chinese and global economy in general. See also “Item 3. Key Information —D. Risk Factors— Risks Related to Our Business—We face risks related to natural disasters, extreme weather conditions, health epidemics including the COVID-19, and other catastrophic incidents, which could significantly disrupt our operations.”

The pandemic and related travel restrictions have affected and may continue to adversely affect our business and results of operations, including the demand for our services and the ability of partner schools to pay back accounts receivable on a timely basis. Beginning in January 2023, China no longer conducted nucleic acid tests and centralized quarantines for all inbound travelers, and measures to control the number of international passenger flights were lifted. However, there are still uncertainties of COVID-19’s future impact. Therefore, while we do not expect the COVID-19 pandemic to negatively impacting our business, results of operations, and financial position, the related financial impact cannot be reasonably estimated at this time. See “—Recent Development” for more details on our development and performance under the impact of COVID-19 pandemic.

Economic and Political Risks

Our operations are mainly conducted through the PRC subsidiaries and the affiliated entities in the PRC. Accordingly, our business, financial conditions, and results are influenced by political, economic, and legal environment of the PRC.

Our results may be affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, industry production regulations and guidance, anti-inflationary measures, currency conversions, remittances abroad, and rates and methods of taxation, among other things.

Recent Developments

On November 2, 2022, the Company entered into the Merger Agreement with AIWAYS, pursuant to which AIWAYS will merge with a wholly-owned subsidiary of the Company, and the issued and outstanding share capital of AIWAYS will be cancelled in exchange for newly issued shares of the Company on the terms and conditions set forth therein in a transaction exempt from the registration requirements under the Securities Act of 1933, as amended. Upon consummation of the Transaction, AIWAYS will become a wholly-owned subsidiary of the Company, and the existing AIWAYS shareholders and existing Company shareholders will own approximately 99.2% and 0.8%, respectively, of the outstanding shares of the combined company. For the purposes of consummating the transactions contemplated by the Merger Agreement, Aiways Automobile and Aiways Merger Sub were both formed on September 29, 2022.

On April 30, 2023, the Company terminated the Merger Agreement with AIWAYS in accordance with the termination provisions of the Merger Agreement, effective the same day. By virtue of terminating the Merger Agreement, the Support Agreement and the Company Voting Agreement, as such terms are defined in the Merger Agreement, were also terminated.

Key Financial Performance Indicators

In assessing our financial performance, we consider a variety of financial performance measures, including principal growth in revenue and gross profit, our ability to control costs and operating expenses to improve our operating efficiency and net income. Our review of these indicators facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, allowing our business to respond promptly to competitive market conditions and different demands and preferences from our customers. The key measures that we use to evaluate the performance of our business are set forth below and are discussed in greater details under “—Results of Operations”.

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

Year ended December 31, 2022 compared to year ended December 31, 2021

	For the years ended December 31
	2022		2021
					Amount	Percentage
		As %		As %	increase	increase
	Amount	of sales	Amount	of sales	(decrease)	(decrease)
Revenue	$11,603,300	100.0%	$3,909,546	100.0%	$7,693,754	196.8%
Cost of revenue	(5,598,048)	48.2%	(1,149,148)	29.4%	4,448,900	387.1%
Gross profit	6,005,252	51.8%	2,760,398	70.6%	3,244,854	117.6%
Allowance for doubtful accounts	(734,750)	6.3%	-	-	734,750	100.0%
Selling expenses	(384,885)	3.3%	(152,759)	3.9%	232,126	152.0%
General and administrative expenses	(6,270,504)	54.0%	(3,778,329)	96.6%	2,492,175	66.0%
Income from operations	(1,384,887)	(11.9%)	(1,170,690)	29.9%	214,197	18.3%
Interest income	22,150	0.2%	94,195	2.4%	(72,045)	(76.5%)
Other income, net	133,874	1.2%	126,648	3.2%	7,226	5.7%
Income before income tax	(1,228,863)	(10.6%)	(949,847)	24.3%	279,016	29.4%
Income tax provision	(460,040)	4.0%	(300,034)	7.7%	160,006	53.3%
Net income	($1,688,903)	(14.6%)	($1,249,881)	32.0%	$439,022	35.1%

Revenues. Revenues increased by $7.7 million, or 196.8%, to $11.6 million in the fiscal year ended December 31, 2022 from $3.9 million in the fiscal year ended December 31, 2021. The increase in our revenue was mainly attributable to revenue contribution from acquired entities in 2022.

Our revenue by service type is as follows:

	For the years ended December 31,
	2022		2021		Changes
	Amount	%	Amount	%	Amount	%
Revenue from course fees	$6,385,017	55.0%	-	-	$6,385,017	100.0%
Revenue from Sino-foreign Jointly Managed Academic Programs	3,343,316	28.8%	$2,676,147	68.5%	667,169	24.9%
Revenue from tailored job readiness training services	1,264,411	10.9%	137,772	3.5%	1,126,639	817.8%
Revenue from Overseas Study Consulting Services	317,228	2.8%	36,174	0.9%	281,054	777.0%
Revenue from Technological Consulting Services for Smart Campus Solutions	279,380	2.4%	1,059,453	27.1%	(780,073)	(73.6%)
Revenue from textbook and course material sales	13,948	0.1%	-	-	13,948	100.0%
Total revenue	$11,603,300	100.0%	$3,909,546	100.0%	$7,693,754	196.8%

Revenue from course fees

Revenue from course fees primarily derived from providing educational programs to college students. On September 2, 2022, the Company closed the transactions contemplated by the Stock Purchase Agreement entered into on February 1, 2022 by and among the Company, Wanwang, the acquired company , Xiaoshi Huang and Thrive Shine Limited, the sellers of the acquired company, and completed its acquisition of Wanwang. Wanwang, through its subsidiaries, operates two colleges, FMP and Strait College. Course fees are generally received in advance prior to the beginning of each applicable course or program. Course fees are recognized proportionately over the terms of the applicable course or program because the students simultaneously receive and consume the benefits provided by the Company. The portion of course fees received from students but not earned is recorded as deferred revenue in contract liabilities. Since the completion of acquisition in September 2022, both FMP and Strait College collectively enrolled 4,967 students, and $6.4 million in course fees were earned from September 2022 to December 2022. The remaining course fees of $7.5 million, which was received in advance, will be recognized as revenue from January 2023 to June 2023. The average course fee per student from September 2022 to June 2023 was $2,794, of which average course fee of $1,285 per student was earned from September 2022 to December 2022.

Revenue from Sino-foreign Jointly Managed Academic Programs

Our revenue from Sino-foreign Jointly Managed Academic Programs primarily consisted of our cooperation with the following Chinese universities:

(i) FMP

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

Revenues from the Sino-foreign Jointly Managed Academic Programs are primarily generated from tuition fees or service fees we charged to students. Revenue from Sino-foreign Jointly Managed Academic Programs increased by $0.6 million, or 24.9%, to $3.3 million for the year ended December 31, 2022 from $2.7 million for the fiscal year ended December 31, 2021. This increase was primarily attributed to an increase in the average tuition fees by 24.9%, which was mainly caused by a change in student mix enrolled in different academic programs with the universities / colleges, which resulted in an increase of $0.6 million in revenue. The increase is also caused by an increase in the number of students by 1 from 2,488 students for the year ended December 31, 2021 to 2,489 students for the year ended December 31, 2022.

Revenue from Technological Consulting Services for Smart Campus Solutions and Technical Support Services for Other Entities

Our revenue from providing smart campus related technological consulting service and technical support services for other entities decreased by $0.8 million, or 73.6%, from $1.1 million for the year ended December 31, 2021 to $0.3 million for the year ended December 31, 2022. The decrease was primarily because we did not obtain smart campus projects of large size for the year ended December 31, 2022. For the year ended December 31, 2022, six projects were completed as compared with 18 completed projects for the year ended December 31, 2021. Many Chinese universities/colleges put on hold their “smart campus” project plans due to continued uncertainties associated with the COVID-19 pandemic during 2022, prior to the relaxation of COVID-19 restrictions imposed by the government. The decrease in revenue was also attributable to the decrease in average project size from $58,859 per project in 2021 to $46,563 per project in 2022.

Revenue from Overseas Study Consulting Services

Our overseas study consulting services target those students who wish to study in foreign countries to enrich their learning experiences, expand their horizons, and gain exposure to a broader array of employment opportunities. Our revenue from Overseas Study Consulting Services increased by $0.3 million, or 777.0% when comparing the year ended December 31, 2022 to the fiscal year ended December 31, 2021. The increase was mainly because our performance obligations for our service contract with Beijing Foreign Studies University were satisfied for the year ended December 31, 2022. According to the administration guidelines issued by General Office of the Ministry of Education in December 2021, universities and colleges shall cease projects and cooperation with external parties and, as a result, after all existing contracts with Beijing Foreign Studies University came to completion and all existing performance obligations were completely satisfied, we discontinued our Overseas Study Consulting Services in January 2023.

Revenue from Tailored Job Readiness Training Services

The revenue from tailored job readiness training services increased by $1.1 million, or 817.8%, from $137,772 in 2021 to $1.2 million in 2022, which was mainly attributed to the revenue contribution from our newly acquired entity, Oriental Wisdom. On July 14, 2022, the Company closed the transactions contemplated by the Stock Purchase Agreement entered into on June 9, 2022 by and among the Company, China Liberal Beijing, Oriental Wisdom, the acquired company, and Beijing Cloud Class Technology Co., Ltd., the seller of the acquired company, and completed its acquisition of Oriental Wisdom, an integrated education services provider focusing on operating jointly-managed academic programs in the vocational higher education industry in China.

Revenue from textbooks and course material sales

In order to ensure the quality of course content delivered to students and to meet international standards, we have developed, edited, and published 12 English textbooks and course materials with an emphasis on language training, and distributed these materials to students enrolled under our Sino-foreign joint education programs. In 2021, we engaged a publisher to handle the printing these textbooks and course materials. Under our arrangement with the publisher, we charge 8% royalties for each book and we do not receive royalties for the first 5,100 copies of each book. Our revenue from textbooks and course material sales decreased by $13,948, or 100.0% from nil for the fiscal year ended December 31, 2021 to $13,948 for the fiscal year ended December 31, 2022. The increase was mainly attributed to increased demand for our textbooks and course materials. According to our agreement with the publisher, we will be able to receive a fee only when the number of copies printed by the publisher exceed a pre-determined volume.

Cost of revenues

Our overall cost of revenue increased by $4.4 million, or 387.1%, from $1.1 million in fiscal year 2021 to $5.6 million in fiscal year 2022, primarily due to $4.4 million cost associated with providing educational programs to college students. Our cost of revenue accounted for 48.2% and 29.4% of our total revenue for the fiscal years ended December 31, 2022 and 2021, respectively.

Gross profit

Our overall gross profit increased by $3.2 million, or 130.7%, from $2.8 million in fiscal year 2021 to $6.0 million in fiscal year 2022, while gross profit margin decreased by 18.9%, from 70.6% in fiscal year 2021 to 51.8% in fiscal year 2022. The increase in gross profit was primarily due to $2.0 million gross profit contribution from two colleges. Also, gross profit contribution from tailored job readiness training services increased by $0.9 million in fiscal year 2022 compared to fiscal year 2021, mainly as a result of gross profit contribution from our newly acquired entity, Oriental Wisdom.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the years ended December 31, 2022 and 2021:

	For the years ended December 31
	2022		2021		Changes
	Amount	%	Amount	%	Amount	%
Allowance for doubtful accounts	$734,750	9.9%	-		$734,750	100.0%
Selling expenses	384,885	5.2%	$152,759	3.9%	232,126	152.0%
General and administrative expenses	6,270,504	84.8%	3,778,329	96.1%	2,492,175	66.0%
Total operating expenses	$7,390,139	100.0%	$3,931,088	100.0%	$3,459,051	88.0%

Allowance for doubtful accounts

We maintain allowance for doubtful accounts for estimated losses. We review our accounts receivable on a periodic basis and make general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, we consider various factors, including the age of the balance, customer’s payment history, its current credit-worthiness and current economic trends. Accounts are written off after efforts at collection prove unsuccessful. For the fiscal year ended December 31, 2022 and 2021, allowance for doubtful accounts was $0.7 million and nil, respectively.

Selling expenses

Selling expenses increased by $0.2 million, or 152.0%, from $0.2 million for the fiscal year 2021 to $0.4 million for the fiscal year 2022. The increase in selling expenses was primarily attributable to $0.1 million cost incurred in recruiting new students for two colleges and $0.1 million increase in selling expenses, resulting from expansion of our sales and marketing force.

General and administrative expenses

General and administrative expenses increased by $2.5 million, or 66.0%, from $3.8 million for the fiscal year 2021 to $6.3 million for the fiscal year 2022, primarily due to $1.8 million general and administrative expense incurred in running the two colleges and an increase in share-based compensation to employees of $0.6 million.

Interest income

Interest income decreased by $72,045, or 76.5%, to $22,150 for the year ended December 31, 2022, from $94,195 for the year ended December 31, 2021. In connection with the technological consulting services for smart campus projects, we recognized financing component resulted from a timing difference between when control was transferred and when we collected cash consideration from the customer. For the years ended December 31, 2022 and 2021, we recognized nil and $87,589 in interest income in connection with the aforementioned financing component, respectively. The decrease was partially offset by interest income of $22,150 and $6,606 from bank deposit balance in the years ended December 31, 2022 and 2021, respectively.

Other income (expenses), net

Other income was $0.1 million for the year ended December 31, 2022, as compared to other income of $0.1 million for the year ended December 31, 2021. The increase was minimal.

Provision for income taxes

Provision for income taxes was $0.5 million for the year ended December 31, 2022, representing an increase from $0.3 million for the fiscal year 2021. Effective income tax rate was 37.4% and 31.6% for the years ended December 31, 2022 and 2021, respectively. The significant change in effective income tax rate comparing the two years is mainly due to the fact that significant expenses incurred by non-PRC entities and net loss incurred by two colleges and Oriental Wisdom.

Net loss

As a result of foregoing, net loss was $1.7 million for the fiscal year ended December 31, 2022, compared to net loss of $1.2 million for the fiscal year ended December 31, 2021. Basic and diluted loss per share were $0.07 for the fiscal year ended December 31, 2022, compared to basic and diluted loss per share of $0.12 for the fiscal year ended December 31, 2021.

Year ended December 31, 2021 compared to year ended December 31, 2020

	For the years ended December 31
	2021		2020		Amount	Percentage
		As %		As %	increase	increase
	Amount	of sales	Amount	of sales	(decrease)	(decrease)
Revenue	$3,909,546	100.0%	$5,023,099	100.0%	$(1,113,553)	(22.2%)
Cost of revenue	(1,149,148)	29.4%	(2,157,033)	42.9%	(1,007,885)	(46.7%)

Gross profit	2,760,398	70.6%	2,866,066	57.1%	(105,668)	(3.7%)
Operating expenses
Selling expenses	(152,759)	3.9%	(229,656)	4.6%	(76,897)	(33.5%)
General and administrative expenses	(3,778,329)	96.6%	(1,199,690)	23.9%	2,578,639	214.9%

Total operating expenses	(3,931,088)	100.6%	(1,429,346)	28.5%	2,501,742	175.0%

(Loss) income from operations	(1,170,690)	29.9%	1,436,720	28.6%	(2,607,410)	(181.5%)

Interest income	94,195	2.4%	101,257	2.0%	(7,062)	(7.0%)
Other income (expenses), net	126,648	3.2%	(26,035)	0.5%	152,683	586.5%

Total other income (expenses), net	220,843	5.6%	75,222	1.5%	145,621	193.6%

(Loss) income before income tax	(949,847)	24.3%	1,511,942	30.1%	(2,461,789)	(37.2%)
Income tax provision	(300,034)	7.7%	(303,246)	6.0%	(3,212)	(1.1%)

Net (loss) income	$(1,249,881)	32.0%	$1,208,696	24.1%	$(2,458,577)	(203.4%)

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

Our revenue by service type is as follows:

	For the years ended December 31,
	2021		2020		Changes
	Amount	%	Amount	%	Amount	%
Revenue from Sino-foreign Jointly Managed Academic Programs	$2,676,147	68.5%	$2,772,679	55.2%	$(96,532)	(3.5%)
Revenue from Technological Consulting Services for Smart Campus Solutions	1,059,453	27.1%	1,995,559	39.7%	(936,106)	(46.9%)
Revenue from Overseas Study Consulting Services	36,174	0.9%	129,485	2.6%	(93,311)	(72.1%)
Revenue from tailored job readiness training services	137,772	3.5%	76,400	1.5%	61,372	80.3%
Revenue from textbook and course material sales	-	0.0%	48,976	1.0%	(48,976)	(100.0%)

	$3,909,546	100.0%	$5,023,099	100.0%	$(1,113,553)	(22.2%)

Revenue from Sino-foreign Jointly Managed Academic Programs

Our revenue from Sino-foreign Jointly Managed Academic Programs primarily consists of our cooperation with the following Chinese universities:

(i) FMP

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

Revenue from Overseas Study Consulting Services

Overseas Study Consulting Services target those students who wish to study in foreign countries to enrich their learning experiences, expand their horizons, and gain exposure to a broader array of employment opportunities. Our revenue from overseas study consulting services decreased by $93,311, or 75.1%, when comparing the fiscal year ended December 31, 2021 to the fiscal year ended December 31, 2020. During the years ended December 31, 2021 and 2020, our service contract with Beijing Foreign Studies University assisted 27 and 11 students for Russia language training and 27 and 22 students for German language training, respectively. We recognized $36,174 in revenue when our performance obligations under the service contract were satisfied during the fiscal year 2021. The decrease in revenue from Overseas Study Consulting Services was mainly attributed to the cancellation of visa application to Russia and Germany by the students, which is mainly due to the international travel restrictions caused by the COVID-19 pandemic.

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

Cost of revenues

Our overall cost of revenue decreased by $1.0 million, or 46.7%, from $2.1 million in fiscal year 2020 to $1.1 million in fiscal year 2021, primarily due to reduced average size and scope of the technology consulting projects completed in 2021. Accordingly, costs associated with hardware and components installation in Technology Consulting Services for Smart Campus related projects decreased significantly comparing 2021 to 2020. In addition, our cost associated with Sino-foreign Jointly Managed Academic Programs decreased by $0.2 million, or 38.6%, which was mainly attributable to the decrease in salary, welfare and insurance costs of foreigner teachers in Sino-foreign Jointly Managed Academic Programs. Due to travel bans or restrictions caused by the COVID-19 pandemic, some foreign teachers were unable to enter China and we engaged more Chinese teachers to provide teaching services to students in 2021. Our cost of revenue accounted for 29.4% and 42.9% of our total revenue for the fiscal years ended December 31, 2021 and 2020, respectively.

Gross profit

Our overall gross profit decreased by $105,667, or 3.7%, from $2.9 million in fiscal year 2020 to $2.8 million in fiscal year 2021, while gross profit margin increased by 13.5%, from 57.1% in fiscal year 2020 to 70.6% in fiscal year 2021. The decrease in gross profit was primarily due to a decrease in gross profit contribution from smart campus related technological consulting services, which mainly resulted from the decrease in average project size and average gross profit per project in fiscal year 2021 compared to fiscal year 2020, as we executed more projects with software customization rather than hardware installation in fiscal year 2021. Also, gross profit contribution from Overseas Study Consulting services decreased by 135.6% in fiscal year 2021 compared to fiscal year 2020 due to higher student recruitment costs in 2021. Additionally, gross profit contribution from textbook and course material sales decreased by 100% due to the decrease in publishing volume.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the years ended December 31, 2021 and 2020:

	For the years ended December 31,
	2021		2020		Changes
	Amount	%	Amount	%	Amount	%
Selling expenses	$152,759	3.9%	$229,656	16.1%	$(76,897)	(166.5%)
General and administrative expenses	3,778,329	96.1%	1,199,690	83.9%	2,578,639	214.9%

Total operating expenses	$3,931,088	100.0%	$1,429,346	100.0%	$2,501,742	(375.0%)

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

	December 31,	December 31,	December 31,
	2022	2021	2020
Year-end spot rate	US$1=RMB6.8972	US$1=RMB6.3640	US$1=RMB6.5250
Average rate	US$1=RMB6.7526	US$1=RMB6.4441	US$1=RMB6.8878

We did not have any foreign currency investments hedged by currency borrowings or other hedging instruments in the fiscal years ended December 31, 2022, 2021 and 2020.

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

Hong Kong

Our subsidiaries incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any Hong Kong withholding tax. We did not generate any assessable profits arising in or derived from Hong Kong for the fiscal years ended December 31, 2022, 2021 and 2020, and accordingly no provision for Hong Kong profits tax was made in these periods.

PRC

Generally, our PRC subsidiaries and the affiliated entities are subject to enterprise income tax on their respective taxable income in China at a statutory rate of 25%. The EIT Law grants preferential tax treatment to HNTEs. Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. China Liberal Beijing was approved as an HNTE in December 2016 and is entitled to a reduced income tax rate of 15%. China Liberal Beijing successfully renewed its HNTE certificate with local tax authority twice and has since continued to enjoy the reduced income tax rate of 15% for another three years until December 2025. Oriental Wisdom has also been accredited as an HNTE and entitled to a reduced income tax rate of 15% since December 2016. The EIT Law is typically enforced through the local tax authority in the PRC. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The corporate income taxes for fiscal year 2020 were reported at a reduced rate of 15% as a result of China Liberal Beijing being approved as a HNTE. The corporate income taxes for fiscal year 2021 were reported at a blended reduced rate as a result of China Liberal Beijing being approved as a HNTE and enjoying a 15% reduced income tax rate, while China Liberal Fujian is subject to a standard 25% income tax rate. The corporate income taxes for China Liberal Beijing was at a reduced income tax rate of 15% and can claim additional tax deductions for certain expenses. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

We are subject to value-added tax at a rate of 6% on the revenues generated from services provided in the PRC, less any deductible value-added tax we have already paid or borne. We are also subject to surcharges on value-added tax payments in accordance with PRC law.

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiaries satisfy all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiaries would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above-mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

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

B. Liquidity and Capital Resources

For the fiscal year ended December 31, 2022, we had cash flow provided by operating activities of approximately $0.4 million and reported a net loss of approximately $1.7 million. We had cash of $13.7 million as of December 31, 2022.

In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments.

As of December 31, 2022, we had negative working capital of $1.6 million. Our working capital requirements are influenced by the level of our operations, the numerical volume and dollar value of our sales contracts, the progress of execution on our customer contracts, and the timing of accounts receivable collections.

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

The following table sets forth a summary of our cash flows for the years ended December 31, 2022, 2021 and 2020:

	For the years ended December 31,
	2022	2021	2020
Net cash provided by (used in) operating activities	$423,961	$(1,412,238)	$635,814
Net cash used in investing activities	(32,642,900)	(7,543)	(1,396,125)
Net cash provided by financing activities	12,986,559	29,056,503	3,965,652
Effect of exchange rate change on cash	204,030	34,250	99,829
Net (decrease) increase in cash	(19,028,350)	27,670,972	3,305,170
Cash, beginning of year	32,678,421	5,007,449	1,702,279
Cash, end of year	$13,650,071	$32,678,421	$5,007,449

Operating activities

Net cash provided by operating activities was $0.4 million for the year ended December 31, 2022. The difference between our net cash provided by operating activities and our net loss of $0.9 million was due to share-based compensation of $2.8 million, increase in accounts receivable of $1.9 million, increase in advance to suppliers of $4.2 million and increase in contract liabilities of $8.3 million, as partially offset by decrease in account payable of $3.4 million and decrease in accrued expenses and other current liabilities of $12.1 million.

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

Investing activities

Net cash used in investing activities was $32.6 million for the year ended December 31, 2022, which was primarily due to acquisitions of subsidiaries of $31.9 million and purchase of property and equipment of $0.6 million.

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

Financing activities

Net cash provided by financing activities was $13.0 million for the year ended December 31, 2022, which primarily due to net proceeds from issuance of the Ordinary Shares of $12.0 million and proceeds from loans from third parties of $1.0 million.

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

Contractual Obligations

The Company leases office spaces for its headquarter office under non-cancelable operating lease agreement with expiration date in May 2023. Lease expense for the years ended December 31, 2022, 2021 and 2020 was $86,911, $92,537 and $158,612, respectively.

As of December 31, 2022 and 2021, the remaining lease term was 5 months and 6 months, respectively. The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on actual incremental borrowing for 2022 and based on the benchmark lending rate for three-year loans as published by China’s central bank for 2021 to discount lease payments to present value. The weighted-average discount rate of the Company’s operating leases was 3.85% and 3.95%, as of December 31, 2022 and 2021.

Supplemental balance sheet information related to operating leases was as follows:

	December 31,	December 31,
	2022	2021
Right-of-use assets under operating leases	$13,107	$47,617

Operating lease liabilities, current	10,887	47,617
Operating lease liabilities, non-current	-	-
Total operating lease liabilities	$10,887	$47,617

As of December 31, 2022, maturities of lease liability were as follows:

As of
December 31,
Twelve months ending December 31,	2022
2023	$10,909
Total Future minimum lease payments	10,909
Less: Imputed interest	(22)
Total	$10,887

Capital Expenditures

Our capital expenditures on purchase of property and equipment were $0.6 million, $4,439 and $21,230 in 2022, 2021 and 2020, respectively. We intend to fund our future capital expenditures with our existing cash balance and cash flow from operating activities. We will continue to make capital expenditures to meet the expected growth of our business.

Holding Company Structure

China Liberal Education Holdings Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and the affiliated entities in China. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict its ability to pay dividends to us.

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their respective retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the PRC GAAP. Pursuant to the law applicable to China’s foreign investment enterprise, foreign investment enterprise in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiary. Appropriation to the other two reserve funds is at our subsidiaries discretion.

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

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information not necessarily to be indicative of future results of operations or financial conditions.

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

We determine the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trend. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of December 31, 2022 and 2021, allowance for doubtful accounts was $0.6 million and nil, respectively.

Our contract assets represents balance derived from technological consulting services for “smart campus” solutions provided to Chinese universities / colleges, when the projects under the contracts have been completed and accepted by Chinese universities / colleges, but the balances have not been past due based on the contracted payment schedules. We had not incurred any bad debts with Chinese universities / colleges in the past, and consider the contract assets as fully collectible. Thus, there was no allowance recorded on such outstanding contract assets as of December 31, 2022 and 2021.

Revenue recognition

Our revenues are primarily derived from providing a wide range of educational services and programs to customers. Revenues are reported net of all value added taxes.

To determine revenue recognition for contracts with customers, we perform the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv)allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation.

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

With respect to Sino-foreign Jointly Managed Academic Programs, we are not involved in recruiting students, collecting refunding tuition when students dropout, all of which are handled by the host universities / colleges. The host universities / colleges normally offer tuition refund if a student drops out from school within the first month of each academic school year. Collected tuition fees become non-refundable after the one-month refund policy window. Historically, for students enrolled under the Sino-foreign Jointly Managed Academic Programs, the average student dropout rate was below 1%. Our contracts with Chinese host universities / colleges provide that (1) the host universities / colleges will withhold the tuition collected from students for one to three months after the academic school year starts in September, and then remit the portion of tuition fees to us after the student headcounts have been finalized, and (2) the portion of tuition fee that we are entitled to receive is calculated based on the final actual number of students retained with the universities / colleges after any student dropout has been adjusted. Accordingly, any tuition refund has already been deducted by host universities/ colleges before we receive our portion of the tuition fees. For accounting purposes, at the beginning of each academic school year, we initially accrue the estimated refund based on an historical 1% student dropout rate, and make subsequent true-up adjustments after the final number of students retained with the host universities / colleges is determined. Such adjustments were immaterial for the fiscal years ended December 31, 2022, 2021 and 2020, respectively.

Our contracts with Chinese host universities / colleges provide that foreign teachers assigned by us should be substituted, and teaching textbooks, course materials and curriculums should be adjusted in a timely manner in order to ensure a satisfactory teaching result. The Chinese host universities / colleges have the right to withhold our portion of the tuition if we do not take corrective action when our service deficiency is identified. Any costs related to teacher substitution, textbooks, course materials and curriculums adjustment should be borne by us. We maintain active communications with the host universities / colleges in order to obtain feedback on the quality of the services performed. Any service deficiency is being corrected and improved on in a timely manner so as to achieve satisfactory long-term cooperation with the host universities / colleges. Historically, as a result of timely interaction with the host universities / colleges to address any service deficiency and to improve the teaching result, there were no estimable tuition withhold from the host universities/ colleges that needs to be accrued. There were no complaints received from the host universities / colleges with respect to our services for the years ended December 31, 2022, 2021 and 2020, which required material adjustment to the amount of fees received by us.

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

-	Course fees

Course fees are generally received in advance prior to the beginning of each applicable course or program. Course fees are recognized proportionately over the terms of the applicable course or program because the students simultaneously receive and consume the benefits provided by the Company. The portion of course fees received from students but not earned is recorded as deferred revenue. Revenues are reported net of all value added taxes.

The Company’s deferred revenue, which are reflected in its consolidated balance sheets as contract liabilities of $7.8 million and $0.3 million as of December 31, 2022 and 2021, respectively, consist primarily of the unsatisfied performance obligations as of the balance sheet dates. The contract liabilities balance as of December 31, 2022 primarily consisted of $7.5 million deferred revenue associated with course fees and $0.3 million deferred revenue associated with tailored job readiness training services. The December 31, 2021 deferred revenue balance primarily consisted of deferred revenue associated with Overseas Study Consulting Services.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No penalties or interest relating to income taxes had incurred for the years ended December 31, 2022, 2021 and 2020. All of our tax returns remain subject to examination by the tax authorities for three years from the date of filing.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Accounting Standards Update 2019-04 Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and Accounting Standards Update 2019-05,Targeted Transition Relief. For public entities, ASU 2016-13 and its amendments is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As an emerging growth company, we plan to adopt this guidance effective January 1, 2023. We are currently evaluating the impact of our pending adoption of ASU 2016-13 on our consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06). The amendments in ASU 2020-06 simplify the accounting for convertible instruments by removing major separation models and removing certain settlement condition qualifiers for the derivatives scope exception for contracts in an entity’s own equity, and simplify the related diluted net income per share calculation for both Subtopics. ASU 2020-06 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2023, for smaller reporting companies, as defined by the SEC. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is evaluating the impact of this ASU on its consolidated financial statements and disclosures.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Ngai Ngai Lam	55	Chairperson of the Board and Chief Executive Officer
Wenhuai Zhuang	37	Chief Financial Officer
Fangzhong Sun	77	Director
Wandong Chen	47	Independent Director
Ngo Yin Tsang	49	Independent Director
Xinyu Deng	42	Independent Director

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

Mr. Wenhuai Zhuang has served as our chief financial officer since April 2019 and the chief finance officer of China Liberal Beijing since March 2019. From February 2017 to February 2019, Mr. Zhuang served as a partner of Yingzhi (Xiamen) Management and Consulting Co., Ltd. From August 2016 to November 2017, Mr. Zhuang served as a project manager of Dingsheng (Xiamen) Investment Co., Ltd. From September 2010 to July 2016, Mr. Zhuang served as a project manager of Bangmeng Huijun Management Consulting (Xiamen) Co., Ltd. Mr. Zhuang received a bachelor’s degree in Accounting from Jimei University in 2010.

Mr. Fangzhong Sun has served as our director since February 2022. Since May 2016, Mr. Fangzhong Sun as served as the Chief Education Specialist and director of China Liberal (Beijing) Education Technology Co., Ltd., a limited liability company formed in the PRC and a wholly owned subsidiary of the Company. Since June 2004, Mr. Fangzhong Sun has served as an expert at the Ministry of Education of the People’s Republic of China. From October 2004 to November 2014, Mr. Fangzhong Sun served as the vice president of China Higher Vocational and Technical Education Research Association. From September 1995 to October 2014, Mr. Sun was the president of Fujian Higher Vocational Education Research Association. Prior to that, Mr. Fangzhong Sun served as the president of Fuzhou Vocational and Technical College from October 2002 to July 2008. In 1984, Mr. Fangzhong Sun participated in the formation of Minjiang Vocational University (“MVU”), and from November 1984 to October 2002, Mr. Fangzhong Sun successively served as Secretary and President of Gulou Branch of MVU, Deputy Secretary of the Party Committee of MVU, Vice President, Executive Vice President, and President of MVU. Mr. Fangzhong Sun obtained his bachelor’s degree in Inorganic Chemical Technology from Fuzhou University in the PRC in 1969.

Ms. Ngo Yin Tsang has served as our independent director since May 2020. Since November 2020, Ms. Tsang has been the company secretary and chief financial officer with DTXS Silk Road Investment Holdings Company Limited (HKEX: 620), a public company listed on the Hong Kong Stock

Exchange engaging in auction business, winery, trading, property development and investment in China and Hong Kong. Since April 2014, Ms. Tsang has been the executive director of Good Talent Limited, a Hong Kong-based investment holding company. Since October 2021, Ms. Tsang has been acting as an independent director at Fu Shek Financial Holdings Limited (HKEX: 2263), a company providing securities trading services, placing and underwriting services, and investment advisory services in Hong Kong. From December 2016 to June 2021, Ms. Tsang was the independent non-executive director of Standard Development Group Limited (HKEX: 1867), a public company listed on the Hong Kong Stock Exchange engaging in interior renovation for residential, industrial and commercial properties in Hong Kong. Ms. Tsang has over 20 years of experience in auditing, accounting, corporate governance monitoring and financial management. Ms. Tsang holds a bachelor’s degree in Business Administration from Simon Fraser University in Canada in 1999, a bachelor’s degree in Law from Tsinghua University in the PRC in 2008, and a master’s degree in Law from the University of Wolverhampton in the United Kingdom in 2014. She is a member of the American Institute of Certified Public Accountants and also a member of Hong Kong Institute of Certified Public Accountants.

Mr. Wandong Chen has served as our independent director since July 2021. Mr. Wandong Chen has over 17 years of experience in accounting and finance. Mr. Wandong Chen has served as a partner at Moore Stephens Da Hua CPAs since December 2016. Prior to that, Mr. Wandong Chen served as the deputy general manager at Beijing De He CPAs from May 2010 to November 2016. Mr. Chen received his bachelor’s degree in accounting from Harbin University of Commerce in 2000.

Ms. Xinyu Deng has served as our independent director since July 2021. Since September 2010, Ms. Deng has served as the deputy general counsel at Baomihua.com, a China-based media company, responsible for overseeing the company’s regulatory compliance and risk management functions. Prior to that, Ms. Deng served as a lawyer at Beijing Mingtai Law Firm from May 2009 to August 2010 and a lawyer at Yingke Law Firm from January 2005 to April 2009. Ms. Deng received her bachelor’s degree in law from Peking University in 2001.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix

Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	2	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	1

B. Compensation

For the fiscal year ended December 31, 2022, we paid an aggregate of $10,431 in cash to our executive officer and an aggregate of $13,885 in cash as compensation to our non-executive and independent directors. For the fiscal year ended December 31, 2022, we also granted 1,954,000 Ordinary Shares to executive officers and a total of 796,000 Ordinary Shares to certain non-executive and independent directors, and the corresponding share-based compensation expenses were $2.0 million and $0.8 million, respectively. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

In December 2021, share awards representing 1,500,000 Ordinary Shares have been issued under the 2021 Share Incentive Plan.

In October 2022, we issued a total of 2,750,000 Ordinary Shares to certain employees, officers and directors of the Company as share incentives.

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

Duties and Functions of Directors

Under Cayman Islands law, all of our directors owe three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act (As Revised) of the Cayman Islands imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however, the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

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

D. Employees

We had 369 employees as of December 31, 2022, which included 112 part-time teachers. We had 27 and 41 full-time employees as of December 31, 2021 and 2020, respectively. All of our employees are based in the PRC. The following table sets forth a breakdown of our employees by function as of December 31, 2022:

	As of December 31, 2022
Functions:	Number	% of Total
Management	14	3.8
Teaching (include 112 full-time teachers and 112 part-time teachers)	224	60.7
Sales	12	3.3
Technical support	5	1.4
Operations	14	3.8
Administrative	100	27.1

Total	369	100.0

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of May 4, 2023 by:

•	each of our directors and executive officers; and
•

each of our principal shareholders who beneficially own more than 5% of our total outstanding Ordinary Shares. The calculations in the table below are based on 31,598,333 Ordinary Shares issued and outstanding as of May 4, 2023.

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

		Ordinary Shares
		Percentage of
		total	Percentage of
		Ordinary	aggregate
Directors and Executive Officers:	Number	Shares	voting power*
Ngai Ngai Lam (1)	5,995,942	18.98%	18.98%
Wenhuai Zhuang	—	—%	—%
Fangzhong Sun	16,000	0.051%	0.051%
Ngo Yin Tsang	13,000	0.041%	0.041%
Wandong Chen	8,000	0.025%	0.025%
Xinyu Deng	8,000	0.025%	0.025%
All Directors and Executive Officers as a Group:	6,040,942	19.122%	19.122%
5% Shareholders:
Ever Alpha Global Limited (1)	5,995,942	18.98%	18.98%
Mingbo Zhou (2)	2,000,000	6.33%	6.33%

Notes:

*

For each person included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person by the voting power of all of our Ordinary Shares as a single class.

Unless otherwise indicated, the address of our directors and executive officers is Room 805, Block 15, No A1 Chaoqian Road, Science and Technology Park, Changping District, Beijing, the PRC.

(1)

Represents 5,995,942 Ordinary Shares held by Ever Alpha Global Limited, which is 100% owned by Ms. Ngai Ngai Lam. The registered address of Ever Alpha Global Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town Tortola, VG1110, British Virgin Islands.

(2)	The address of Mingbo Zhou is Room 805, Building 15, No. A1 Chaoqian Road, Changping District, Beijing, China.

To our knowledge, as of May 4, 2023, a total of 22,780,391 Ordinary Shares are held by two record holders in the United States, including CEDE&CO, representing approximately 72.09% of our total outstanding shares.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Due to related parties

As of December 31, 2022 and 2021, the balance due to related parties are comprised of advances from the Company’s principal shareholders, Ms. Ngai Ngai Lam and Mr. Mingbo Zhou, which were used for working capital during the Company’s normal course of business. These advances were non-trade in nature, unsecured, interest free and repayable on demand. Due to related parties amounted to $390,550 and $23,557 as of December 31, 2022 and 2021, respectively.

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

B. Memorandum and Articles of Association

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and our affairs are governed by our Amended and Restated Memorandum and Articles of Association, as amended and restated from time to time, and Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.

We incorporate by reference into this annual report our Amended and Restated Memorandum and Articles of Association, the form of which was filed as Exhibit 3.1 and 3.2 to our registration statement on Form F-1 (File Number 333-233016) filed with the U.S. Securities and Exchange Commission on August 5, 2019, as amended. Our shareholders adopted our Amended and Restated Memorandum and Articles of Association by a special resolution in July 2019, which became effective immediately prior to completion of our initial public offering of Ordinary Shares.

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

Our board of directors may, in its absolute discretion, and without giving any reason therefore, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

a fee of such maximum sum as any Designated Stock Exchange (as defined under our articles) may determine to be payable or such lesser sum as our board of directors may from time to time require is paid to us in respect thereof;

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

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the excess shall be distributed pari passu amongst the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up, on the shares held by them respectively. The foregoing is to be without prejudice to the rights of the holders of shares issued upon special terms and conditions.

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

Advance notice of at least ten clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders but a general meeting may be called by shorter notice, subject to the Companies Act, if it is so agreed:

(a)	in the case of a meeting called as an annual general meeting, by all the shareholders entitled to attend and vote thereat; and

(b)

in the case of an extraordinary general meeting, by a majority in number of the shareholders having the right to attend and vote at the meeting together holding not less than ninety-five percent (95%) of all votes attaching to all the issued shares giving that right.

A quorum required for and throughout a meeting of shareholders consists of shareholders entitled to vote upon the business to be transacted at the meeting present in person or by proxy or in the case of a shareholder being a corporation, by its duly authorized representative, holding not less than an aggregate of one-third in nominal value of our total issued voting shares entitled to vote upon the business to be transacted.

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;
•	is not required to make its register of members open to inspection by shareholders;
•	does not have to hold an annual general meeting;
•	may issue bearer shares or shares with no par value (subject to the provisions of the Companies Act);
•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance); and
•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands.

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

British Virgin Islands

The British Virgin Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. No stamp duty is payable in the British Virgin Islands on the issue of shares by, or any transfers of shares of, British Virgin Islands companies (except those which hold interests in land in the British Virgin Islands).

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

Hong Kong

Our subsidiaries incorporated in Hong Kong, Boya Hong Kong and Wanzhong HK, are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any Hong Kong withholding tax. We did not generate any assessable profits arising in or derived from Hong Kong for the fiscal years ended December 31, 2022, 2021 and 2020, and accordingly no provision for Hong Kong profits tax was made in these periods.

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

Generally, PRC entities are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The EIT Law grants preferential tax treatment to HNTEs. Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. China Liberal Beijing was approved as an HNTE in December 2016 and is entitled to a reduced income tax rate of 15%. China Liberal Beijing successfully renewed its HNTE certificate with local tax authority twice and will continue to enjoy the reduced income tax rate of 15% for another three years until December 2025. Oriental Wisdom has also been accredited as an HNTE and entitled to a reduced income tax rate of 15% since December 2016. The EIT Law is typically enforced through the local tax authority in PRC. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The corporate income taxes for fiscal years 2022, 2021 and 2020 were reported at a reduced rate of 15% as a result of China Liberal Beijing and Oriental Wisdom being approved as HNTEs. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that China Liberal Beijing is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises.

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

Value-added Tax

Pursuant to the Provisional Regulations on Value-Added Tax of the PRC, or the VAT Regulations, which were promulgated by the State Council on December 13, 1993, and took effect on January 1, 1994, and were amended on November 10, 2008, February 6, 2016, and November 19, 2017, respectively, and the Rules for the Implementation of the Provisional Regulations on Value Added Tax of the PRC, which were promulgated by the MOF, on December 25, 1993, and were amended on December 15, 2008, and October28, 2011, respectively, entities and individuals that sell goods or labor services of processing, repair or replacement, sell services, intangible assets, or immovables, or import goods within the territory of the People’s Republic of China are taxpayers of value-added tax. The VAT rate is 13% for taxpayers selling goods, labor services, or tangible movable property leasing services or importing goods, except otherwise specified; 9% for taxpayers selling goods, labor services, or tangible movable property leasing services or importing goods, except otherwise specified; 6% for taxpayers selling services or intangible assets.

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States because they are listed on the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report.

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

Passive Foreign Investment Company (“PFIC”) Consequences

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

Based on our operations and the composition of our assets, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for our current taxable year. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares, our PFIC status will depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

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

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

As of December 31, 2022, we had U.S. dollar-denominated cash and cash equivalents of US$11.7 million. A 10% depreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on December 31, 2022 would result in a decrease of RMB8.1 million in cash and cash equivalents. A 10% appreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on December 31, 2021 would result in an increase of RMB8.1 million in cash and cash equivalents.

Interest Rate Risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. We have not been exposed to material risks due to changes in market interest rates as we do not currently have borrowings.

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2020, 2021 and 2022 were increases of 2.5%, 3.1% and 2.0%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

None.

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

Based upon that evaluation, our management has concluded that, due to the material weakness identified below, as of December 31, 2022, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2022 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was ineffective as of December 31, 2022 because of the material weakness described below.

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

To remedy our identified material weakness subsequent to December 31, 2022, we plan to undertake steps to strengthen our internal control over financial reporting, including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control. However, we cannot assure you that we will remediate our material weaknesses in a timely manner, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.”

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

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

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Audit Alliance LLP, our independent registered public accounting firm, for the periods indicated.

Audit Alliance LLP
Services	Years Ended December 31,
	2021	2022
	US$	US$
Audit Fees(1)	150,000	165,000
Audit-Related Fees(2)	-	-
Tax Fees(3)	-	-
Other fees(4)	-	-

Total	150,000	165,000

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

The audit report of Friedman on the consolidated financial statements of the Company as of December 31, 2020 and for the fiscal year ended December 31, 2020 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, scope of accounting principles.

(b)During the two most recent fiscal years of the Company and any subsequent interim periods prior to the engagement of Audit Alliance, neither the Company, nor someone on behalf of the Company, has consulted Audit Alliance regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company nor oral advice was provided that Audit Alliance concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

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

ITEM 16.H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

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

4.1

Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

4.2

Unofficial English Translation of the IGEC Program Agreement with Strait College, dated July 8, 2013, with Two Amendments dated May 21, 2015 and November 16, 2017, respectively (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

4.3

Unofficial English Translation of the Smart Campus Agreement with FMP, dated August 29, 2017, with One Amendment dated December 18, 2018 2016 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

4.4

Unofficial English Translation of the Smart Campus Agreement with FMP (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-254146), as amended, initially filed with the SEC on March 11, 2021)

4.5

Form of Director Offer Letter Agreement between the Registrant and the directors of the Registrant. (incorporated herein by reference to Exhibit 4.21 to the annual report on Form 20-F (File No. 001-39259), as amended, initially filed with the SEC on April 30, 2021)

96

4.6

Stock Purchase Agreement, dated June 9, 2022, by and among the Company, China Liberal Beijing, Oriental Wisdom, and Beijing Cloud Class Technology Co. (incorporated herein by reference to Exhibit 10.1 to the Report of foreign issuer on Form 6-K (File No. 001-39259), filed with the SEC on June 10, 2022)

4.7

Stock Purchase Agreement, dated February 1, 2022, by and among the Company, Wanwang, Xiaoshi Huang, and Thrive Shine Limited (incorporated herein by reference to Exhibit 1 to the Report of foreign issuer on Form 6-K (File No. 001-39259), filed with the SEC on February 3, 2022)

4.8*

English Translation of the Cooperation Agreement, dated July 5, 2016, by and between Minjiang University and Fujian Wanzhong, on the formation of IEN College, as amended on July 8, 2016 and January 10, 2017

4.9*	English Translation of the Cooperation Agreement, dated September 8, 2009, by and between Minjiang University and Fujian Wanzhong, on the formation of Strait College, as amended on June 25, 2014

8.1*	List of Subsidiaries of the Registrant

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

101*

The following financial statements from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags

104 *	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

___________

* Filed herewith.

** Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Liberal Education Holdings Limited

Dated: May 15, 2023	By:	/s/ Ngai Ngai Lam
	Name:	Ngai Ngai Lam
	Title:	Chief Executive Officer and Chairperson of the Board of Directors
(Principal Executive Officer)

98

INDEX TO FINANCIAL STATEMENTS

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

China Liberal Education Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of China Liberal Education Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the year ended December 31, 2022 and 2021, including the related notes and schedules (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the year ended December 31, 2022 and 2021, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Material Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As disclosed in Note 2 to the financial statements, the Company incurred a net loss of US$1,688,903 for the financial year ended 31 December 2022, as of December 31, 2022, the Company’s current liabilities exceeded its current assets by US$1,577,013 and as of December 31, 2022, the Company’s accumulated loss by US$1,828,205. These conditions indicate the existence of a material uncertainty which may cast significant doubt on the ability of the Company to continue as a going concern and therefore they may not be able to realize their assets and discharge their liabilities in the normal course of business.

The validity of the going concern basis on which the financial statements are prepared is dependent on certain assumptions and the successful outcome of the Company’s various efforts as disclosed in Note 2 to the financial statements. The assumptions are premised on future events, the outcome of which are inherently uncertain. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

May 15, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

China Liberal Education Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operation and comprehensive income, changes in stockholders’ equity, and cash flows of China Liberal Education Holdings Limited and its subsidiaries (collectively, the “Company”) for the year ended December 31, 2020, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2018 to 2021.

New York, New York

April 30, 2021

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2022	2021
ASSETS
CURRENT ASSETS
Cash	$13,650,071	$32,678,421
Account receivables, net	1,047,809	2,462,550
Contract assets	-	2,014,146
Advance to suppliers	44,105	4,525,794
Prepayment to acquire subsidiaries	-	1,492,772
Inventories, net	193,738	201,091
Prepaid expenses and other current assets, net	3,475,714	175,956
TOTAL CURRENT ASSETS	$18,411,437	$43,550,730
NON-CURRENT ASSETS
Goodwill	73,676,370	-
Property and equipment, net	10,194,930	35,384
Land use right, net	1,269,436	-
Intangible assets, net	423,272	-
Right-of-use assets	13,107	47,617
TOTAL NON-CURRENT ASSETS	85,577,115	$83,001

TOTAL ASSETS	$103,988,552	$43,633,731

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Account payables	$878,429	$169,137
Contract liabilities	7,772,227	291,833
Short-term bank loans	20,784	-
Taxes payable	1,354,965	740,966
Due to related parties	390,550	23,557
Lease liability	10,887	47,617
Loans from third parties	975,716	-
Accrued expenses and other current liabilities	8,584,892	402,233
TOTAL CURRENT LIABILITIES	$19,988,450	$1,675,343

NON-CURRENT LIABILITY
Contingent consideration	21,515,801	-
TOTAL LIABILITY	$41,504,251	$1,675,343

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Ordinary shares, $0.001 par value, 50,000,000 shares authorized, 31,598,333 and 13,848,333 shares issued and outstanding at December 31, 2022 and 2021, respectively	$31,598	$13,848
Additional paid-in capital	63,191,010	40,686,311
Statutory reserve	1,006,384	719,804
(Accumulated losses) retained earnings	(1,828,205)	147,278
Accumulated other comprehensive income	83,514	391,147
Total shareholders' equity	$62,484,301	$41,958,388

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$103,988,552	$43,633,731

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the years ended December 31,
	2022	2021	2020

REVENUE	$11,603,300	$3,909,546	$5,023,099
COST OF REVENUE	(5,598,048)	(1,149,148)	(2,157,033)
GROSS PROFIT	6,005,252	2,760,398	2,866,066

OPERATING EXPENSES
Allowance for doubtful accounts	(734,750)	-	-
Selling expenses	(384,885)	(152,759)	(229,656)
General and administrative expenses	(6,270,504)	(3,778,329)	(1,199,690)
Total operating expenses	(7,390,139)	(3,931,088)	(1,429,346)

(LOSS) INCOME FROM OPERATIONS	(1,384,887)	(1,170,690)	1,436,720

OTHER INCOME
Interest income	22,150	94,195	101,257
Other income (expenses), net	133,874	126,648	(26,035)
Total other income, net	156,024	220,843	75,222

(LOSS) INCOME BEFORE INCOME TAXES	(1,228,863)	(949,847)	1,511,942
INCOME TAX EXPENSE	(460,040)	(300,034)	(303,246)
NET (LOSS) INCOME	$(1,688,903)	$(1,249,881)	$1,208,696

COMPREHENSIVE (LOSS) INCOME
Total currency translation differences arising from consolidation	(307,633)	232,001	471,554
TOTAL COMPREHENSIVE (LOSS) INCOME	$(1,996,536)	$(1,017,880)	$1,680,250

(Loss) earnings per share
Basic and diluted	$(0.07)	$(0.12)	$0.21

Weighted average number of shares outstanding
Basic and diluted	23,687,374	10,368,563	5,852,459

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

					Retained	Accumulated
			Additional		earnings	other	Total
	Ordinary shares		paid in	Statutory	(accumulated	comprehensive	shareholders'
	Shares	Amount	capital	reserve	losses)	(loss) income	equity
Balance as of December 31, 2019	5,000,000	$5,000	$4,579,116	$379,952	$528,315	$(312,408)	$5,179,975

Issuance of ordinary shares in initial public offering, net	1,333,333	1,333	4,779,371	-	-	-	4,780,704
Net income	-	-	-	-	1,208,696	-	1,208,696
Appropriation to statutory reserve	-	-	-	171,194	(171,194)	-	-
Foreign currency translation gain	-	-	-	-	-	471,554	471,554

Balance as of December 31, 2020	6,333,333	$6,333	$9,358,487	$551,146	$1,565,817	$159,146	$11,640,929

Issuance of ordinary shares, net	6,000,000	6,000	29,041,088	-	-	-	29,047,088
Share-based compensation	1,515,000	1,515	2,286,736	-	-	-	2,288,251
Net loss	-	-	-	-	(1,249,881)	-	(1,249,881)
Appropriation to statutory reserve	-	-	-	168,658	(168,658)	-	-
Foreign currency translation gain	-	-	-	-	-	232,001	232,001

Balance as of December 31, 2021	13,848,333	$13,848	$40,686,311	$719,804	$147,278	$391,147	$41,958,388

Issuance of ordinary shares, net	8,000,000	8,000	11,981,949	-	-	-	11,989,949
Issuance of ordinary shares for acquisition	7,000,000	7,000	7,693,000	-	-	-	7,700,000
Share-based compensation	2,750,000	2,750	2,829,750	-	-	-	2,832,500
Net loss	-	-	-	-	(1,688,903)	-	(1,688,903)
Appropriation to statutory reserve	-	-	-	286,580	(286,580)	-	-
Foreign currency translation loss	-	-	-	-	-	(307,633)	(307,633)

Balance as of December 31, 2022	31,598,333	$31,598	$63,191,010	$1,006,384	$(1,828,205)	$83,514	$62,484,301

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2022	2021	2020
Cash flows from operating activities
Net (loss) income	$(1,688,903)	$(1,249,881)	$1,208,696
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation of property and equipment	638,612	18,652	15,891
Amortization of intangible assets	32,365	-	-
Amortization of land use right	15,690	-	-
Non-cash lease expenses	86,911	91,386	41,524
Loss from disposal of property and equipment	-	607	37,468
Share-based compensation	2,832,500	2,288,251	-
Changes in operating assets and liabilities:
Accounts receivable, net	1,932,649	(1,504,828)	(343,165)
Contract receivable, net	1,898,236	2,781,603	(719,615)
Advance to suppliers	4,223,766	(4,355,926)	756,846
Inventory, net	(8,368)	199	(185,985)
Prepaid expenses and other current assets	(3,050,385)	33,653	128,658
Accounts payable	(3,438,152)	40,239	66,961
Contract liabilities	8,336,652	462,253	(421,834)
Taxes payable	649,753	90,150	191,373
Operating lease liabilities	97,222	(67,754)	(60,907)
Accrued expenses and other current liabilities	(12,134,951)	(40,842)	(80,097)
Net cash provided by (used in) operating activities	423,597	(1,412,238)	635,814

Cash flows from investing activities
Purchase of property and equipment	(612,955)	(4,439)	(21,230)
Prepayment for acquisitions	-	(1,474,217)	-
Advance to a related party	-	-	(1,374,895)
Acquisitions of subsidiaries, net of cash	(31,938,273)	-	-
Repayment of advance from related parties	-	1,471,113	-
Net cash used in investing activities	(32,551,228)	(7,543)	(1,396,125)

Cash flows from financing activities
Proceeds from advance from a related party	-	9,415	-
Proceeds from loans from third parties	996,610	-	-
Repayment of due to a related party	(91,308)	-	(1,439,799)
Net proceeds from issuance of ordinary shares	11,989,949	29,047,088	5,405,451
Net cash provided by financing activities	12,895,251	29,056,503	3,965,652

Effect of changes of foreign exchange rates on cash	204,030	34,250	99,829
Net (decrease) increase in cash	(19,028,350)	27,670,972	3,305,170
Cash, beginning of year	32,678,421	5,007,449	1,702,279
Cash, end of year	$13,650,071	$32,678,421	$5,007,449

Supplemental disclosure of cash flow information:
Cash paid for interest expense	$2,399	$40,555	$2,697
Cash paid for income tax	-	-	$20,775
Supplemental disclosure of non-cash investing and financing activities
Right-of-use assets obtained in exchange for operating lease obligations	-	-	$180,528

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

China Liberal (Beijing) Education Technology Co., Ltd. (“China Liberal Beijing”) was formed on August 8, 2011, as a Wholly Foreign-Owned Enterprise (“WOFE”) in the People’s Republic of China (the “PRC” or “China”), with the registered capital of RMB33.5 million (approximately $5.1 million). Through December 31, 2018, Boya Hong Kong owned 91.1772% ownership interest in China Liberal Beijing, with the remaining 8.8228% ownership interest owned by five individual shareholders. On February 1, 2019, Boya Hong Kong entered into share transfer agreements with each of the non-controlling shareholders of China Liberal Beijing and completed the acquisition of the 8.8228% non-controlling interest in China Liberal Beijing, for a total price of RMB2.95 million (approximately $453,669). The total value of the non-controlling interest amounted to $540,907 as of the acquisition date. The Company borrowed cash from a related party to make this acquisition payment. After this transaction, China Liberal Beijing became a 100% owned subsidiary of Boya Hong Kong.

China Liberal Fujian Education Technology Group Co., Ltd (“China Liberal Fujian”) was formed on April 19, 2021 in the PRC, with the registered capital of RMB50 million ($7.9 million). China Liberal Beijing owns 100% equity interest in China Liberal Fujian.

On July 14, 2022, the Company closed the transactions contemplated by the Stock Purchase Agreement entered into on June 9, 2022 by and among the Company, China Liberal Beijing, Oriental Wisdom Cultural Development Co., Ltd., the acquired company ("Oriental Wisdom"), and Beijing Cloud Class Technology Co., Ltd., the seller of the acquired company, and completed its acquisition of Oriental Wisdom, an integrated education services provider focusing on operating jointly-managed academic programs in the vocational higher education industry in China.

On September 2, 2022, the Company closed the transactions contemplated by the Stock Purchase Agreement entered into on February 1, 2022 by and among the Company, Wanwang Investment Limited, the acquired company (“Wanwang”), Xiaoshi Huang and Thrive Shine Limited, the sellers of the acquired company, and completed its acquisition of Wanwang. Wanwang, through its subsidiaries, operates two colleges, Fuzhou Melbourne Polytechnic (“FMP”) and Strait College of Mingjiang University (“Strait College”).

On November 2, 2022, the Company entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with AIWAYS Holdings Limited (“AIWAYS”), a global new energy vehicle brand, pursuant to which AIWAYS will merge with a wholly-owned subsidiary of the Company, and the issued and outstanding share capital of AIWAYS will be cancelled in exchange for newly issued shares of the Company on the terms and conditions set forth therein in a transaction exempt from the registration requirements under the Securities Act of 1933, as amended (the “Transaction”). Upon consummation of the Transaction, AIWAYS will become a wholly-owned subsidiary of the Company, and the existing AIWAYS shareholders and existing Company shareholders will own approximately 99.2% and 0.8%, respectively, of the outstanding shares of the combined company. For the purposes of consummating the transactions contemplated by the Merger Agreement, Aiways Automobile and Aiways Merger Sub were both formed on September 29, 2022.

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

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Details of the subsidiaries of the Company as of December 31, 2022 were set out below:

	Date of	Place of	% of	Principal
Name of Entity	Incorporation	Incorporation	Ownership	Activities
China Liberal	February 25, 2019	Cayman Islands	Parent	Investment holding
Yi Xin BVI	October 19, 2010	BVI	100%	Investment holding
Boya Hong Kong	May 11, 2011	Hong Kong	100%	Investment holding
China Liberal Beijing	August 8, 2011	Beijing, PRC	100%	Education service provider
China Liberal Fujian	April 19, 2021	Fuzhou, PRC	100%	Education service provider
Oriental Wisdom	August 17, 2009	Beijing, PRC	100%	Education service provider
Wanwang	March 23, 2018	BVI	100%	Holding company
Wan Zhong (H. K.) Education Investment Co., Ltd (“Wan Zhong”)	July 20, 2016	Hong Kong	100%	Holding company
Fujian Wanzhong Education Investment Management Co., Ltd (“Fujian Wanzhong”)	December 12, 2008	Fujian, China	100%	Holding company
Aiways Automobile	September 29, 2022	Cayman Islands	100%	Investment holding
Aiways Merger Sub	September 29, 2022	Cayman Islands	100%	Investment holding
FMP	January 24, 2017	Fujian, China	Control through agreements	Education program to college students
Strait College	September 1, 2009	Zhejiang, China	Control through agreements	Education program to college students

NOTE 2 — GOING CONCERN UNCERTAINTIES

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The financial statements have been prepared on a going concern basis, which assumes the Company will continue its operations in the foreseeable future and that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations. As disclosed the financial statements, the Company incurred a net loss of US$1,688,903 for the fiscal year ended December 31, 2022. As of December 31, 2022, the Company’s current liabilities exceeded its current assets by US$1,577,013 and the Company’s accumulated loss by US$1,828,205. The continuation of the Company as a going concern through the next twelve months is dependent upon the continued financial support from its shareholders.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to reflect the possible future effect on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of these uncertainties. Management believes that the actions presently being taken to obtain additional funding and implement its strategic plan provides the opportunity for the Company to continue as a going concern.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The accompanying consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company balances and transactions are eliminated upon consolidation.

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

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Liquidity

For the years ended December 31, 2022 and 2021, the Company had a net loss. For the year ended December 31, 2021, the Company had a negative cash flow from operations. As of December 31, 2022, the Company had cash of approximately $13.7 million. The Company’s liquidity is influenced by the level of its operations, the numerical volume and dollar value of its sales contracts, the progress of execution on its customer contracts, and the timing of accounts receivable collections. Management believes that the Company’s current cash as of December 31, 2022 will be sufficient to meet its working capital needs for at least the next 12 months from the date of this filing.

The Company intends to finance its future working capital requirements and capital expenditures from cash generated from operating activities. However, the Company may seek additional financings, to the extent required, and there can be no assurances that such financing will be available on favorable terms or at all.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains most of its bank accounts in the PRC and Hong Kong. Cash maintained in banks within the PRC of less than RMB0.5 million (equivalent to $72,493) per bank are covered by “deposit insurance regulation” promulgated by the State Council of the People’s Republic of China. Cash maintained in banks in Hong Kong of less than HKD0.5 million (equivalent to $64,090) per bank are covered by “deposit insurance scheme” oversee by a statutory body, Hong Kong Deposit Protection Board, established under the Deposit Protection Scheme Ordinance. As of December 31, 2022 and 2021, cash at bank in Hong Kong amounted to $11.7 million and $31.9 million, respectively.

Account receivables and contracts assets, net

Account receivables are recorded net of allowance for uncollectible accounts.

The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trend. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of December 31, 2022 and 2021, allowance for doubtful accounts was $0.6 million and nil, respectively.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advances to suppliers

Advance to suppliers consists of balances paid to suppliers that have not been provided or received. The Company makes advance payment to suppliers for purchase of equipment and devices in order to undertake the “smart campus” consulting projects for customers. Advances to suppliers are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2022 and 2021, there was no allowance recorded as the Company considers all of the advances to be fully realizable.

Inventories

Inventories as of December 31, 2022 and 2021 mainly consists of computer components to be sold within our Technological Consulting and Support Services revenue stream. Inventories are stated at the lower of cost or net realizable value. Costs include the cost of raw materials, freight, direct labor and related production overhead. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories.

Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company evaluates inventories on a yearly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and future demand of each type of inventories. The Company recorded inventory reserve of $6,308 and $1,114 as of December 31, 2022 and 2021, respectively.

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

Impairment of long-lived Assets

Long-lived assets with finite lives, primarily property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition below are the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of December 31, 2022 and 2021.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments as of December 31, 2022 and 2021 based upon the short-term nature of the assets and liabilities. The fair value of the contracts receivable also approximates their carrying amount because the receivables were derived from fixed-price contracts and will be settled by cash.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment is provided using the straight-line method over their expected useful lives, as follows:

Useful life
Office equipment and furniture	5 years
Building	50 years
Transportation vehicles	5 years
Electronic equipment	5 years

Construction-in-progress represents property and buildings under construction and consists of construction expenditures, equipment procurement, and other direct costs attributable to the construction. Construction-in-progress is not depreciated. Upon completion and ready for intended use, construction-in-progress is reclassified to the appropriate category within property, plant, and equipment.

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

Land use rights

Land use rights are stated at cost less accumulated amortization, which are amortized using the straight-line method with the estimated useful lives of 50 years.

Goodwill

In accordance with ASC 350, Intangibles - Goodwill and Other, the Company assesses goodwill for impairment annually as of December 31, and more frequently if events and circumstances indicate that goodwill might be impaired.

Goodwill impairment testing is performed at the reporting unit level. Goodwill is assigned to reporting units at the date the goodwill is initially recorded. Once goodwill has been assigned to reporting units, it no longer retains its association with a particular acquisition, and all of the activities within a reporting unit, whether acquired or internally generated, are available to support the value of the goodwill.

Traditionally, goodwill impairment testing is a two-step process. Step one involves comparing the fair value of the reporting units to its carrying amount. If the carrying amount of a reporting unit is greater than zero and its fair value is greater than its carrying amount, there is no impairment. If the reporting unit’s carrying amount is greater than the fair value, the second step must be completed to measure the amount of impairment, if any. Step two involves calculating an implied fair value of goodwill.

The Company determines the fair value of its reporting units using an income approach. Under the income approach, the Company determined fair value based on estimated discounted future cash flows of each reporting unit. Determining the fair value of a reporting unit is judgmental in nature and requires the use of significant estimates and assumptions, including revenue growth rates and EBITDA margins, discount rates and future market conditions, among others.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see below), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.

The measurement period is the period from the date of acquisition to the date the Company obtains complete information about facts and circumstances that existed as of the acquisition date and is subject to a maximum of one year from acquisition date.

Intangible assets

Intangible assets consist primarily of online courses and software copyrights. Intangible assets are stated at cost less accumulated amortization, which are amortized using the composite life method with the estimated useful lives of 10 years.

Accounts payable

Accounts payable represent liabilities for goods and services provided to the Company prior to the end of the financial year which are unpaid. The amounts are unsecured and are paid on normal commercial terms.

Borrowings

Borrowings are recognized initially at fair value, net of upfront fees, debt discounts or premiums, debt issuance costs and other incidental fees. Upfront fees, debt discounts or premiums, debt issuance costs and other incidental fees are recorded as a reduction of the proceeds received and the related accretion is recorded as interest expense in the consolidated income statements over the estimated term of the facilities using the effective interest method.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Contingent consideration

The Company accounts for “contingent consideration” according to FASB ASC 805, “Business Combinations” (“FASB ASC 805”). Contingent consideration typically represents the acquirer’s obligation to transfer additional assets or equity interests to the former owners of the acquiree if specified future events occur or conditions are met. FASB ASC 805 requires that contingent consideration be recognized at the acquisition-date fair value as part of the consideration transferred in the transaction. FASB ASC 805 uses the fair value definition in Fair Value Measurements, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As defined in FASB ASC 805, contingent consideration is (i) an obligation of the acquirer to transfer additional assets or equity interests to the former owners of an acquiree as part of the exchange for control of the acquiree, if specified future events occur or conditions are met or (ii) the right of the acquirer to the return of previously transferred consideration, if specified conditions are met.

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

With respect to Sino-foreign Jointly Managed Academic Programs, the Company is not involved in recruiting students, collecting refunding tuition when students dropout, all of which are handled by the host universities / colleges. The host universities / colleges normally offer tuition refund if a student drops out from school within the first month of each academic school year. Collected tuition fees become non-refundable after the one-month refund policy window. Historically, for students enrolled under the Sino-foreign Jointly Managed Academic Programs, the average student dropout rate was below 1%. The Company’s contracts with Chinese host universities / colleges provide that (1) the host universities / colleges will withhold the tuition collected from students for one to three months after the academic school year starts in September, and then remit the portion of tuition fees to the Company after the student headcounts have been finalized, and (2) the portion of tuition fee that the Company is entitled to receive is calculated based on the final actual number of students retained with the universities / colleges after any student dropout has been adjusted. Accordingly, any tuition refund has already been deducted by host universities / colleges before the Company receives its portion of the tuition fees. For accounting purposes, at the beginning of each academic school year, the Company initially accrues the estimated refund based on an historical 1% student dropout rate, and makes subsequent true-up adjustments after the final number of students retained with the host universities / colleges is determined. Such adjustments were immaterial for the years ended December 31, 2022, 2021 and 2020, respectively.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

-	Sino-foreign Jointly-Managed Academic Programs (continued)

The Company’s contracts with Chinese host universities / colleges provide that foreign teachers assigned by the Company should be substituted, and teaching textbooks, course materials and curriculums should be adjusted in a timely manner in order to ensure a satisfactory teaching result. The Chinese host universities / colleges have the right to withhold the Company’s portion of the tuition if the Company does not take corrective action when the Company’s service deficiency is identified. Any costs related to teacher substitution, textbooks, course materials and curriculums adjustment should be borne by the Company. The Company maintains active communications with the host universities / colleges in order to obtain feedback on the quality of the services performed. Any service deficiency is being corrected and improved in a timely manner so as to achieve satisfactory long-term cooperation with the host universities / colleges. Historically, as a result of timely interaction with the host universities / colleges to address any service deficiency and to improve the teaching result, there were no estimable tuition withhold from the host universities / colleges that needs to be accrued. There were no complaints received from the host universities / colleges with respect to the Company’s services for the years ended December 31, 2022, 2021 and 2020 which required material adjustment to the amount of fees received by the Company.

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

Note 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Note 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Note 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

-	Course fees

Course fees are generally received in advance prior to the beginning of each applicable course or program. Course fees are recognized proportionately over the terms of the applicable course or program because the students simultaneously receive and consume the benefits provided by the Company. The portion of course fees received from students but not earned is recorded as deferred revenue. Revenues are reported net of all value added taxes.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (Continued)

Contract Balances and Remaining Performance Obligations

Contract balances typically arise when a difference in timing between the transfer of control to the customer and receipt of consideration occurs.

The Company’s contract assets, consist primarily of account receivable related to providing educational services associated with technological consulting services for smart campus solutions to Chinese universities / colleges, in which the Company’s contracted performance obligations have been satisfied, amount billed and the Company has an unconditional right to payment.

The Company had contract assets of nil and $2.0 million as of December 31, 2022 and 2021, respectively, primarily derived from providing technological consulting services for smart campus solutions to Chinese universities / colleges.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (Continued)

Contract Balances and Remaining Performance Obligations (continued)

The Company’s deferred revenue, which are reflected in its consolidated balance sheets as contract liabilities of $7.8 million and $0.3 million as of December 31, 2022 and 2021, respectively, consist primarily of the unsatisfied performance obligations as of the balance sheet dates. The contract liabilities balance as of December 31, 2022 primarily consisted of $7.5 million deferred revenue associated with course fees and $0.3 million deferred revenue associated with tailored job readiness training services. The deferred revenue balance as of December 31, 2021 primarily consisted of deferred revenue associated with Overseas Study Consulting Services.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2022, 2021 and 2020. The Company does not believe there was any uncertain tax provision as of December 31, 2022 and 2021.

The Company’s operating subsidiaries in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the fiscal years ended December 31, 2022, 2021 and 2020. As of December 31, 2022, all of the tax returns of the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

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

Note 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Earnings (loss) per share

Basic EPS is measured as net income (loss) divided by the weighted average ordinary shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2022, 2021 and 2020, there were no dilutive shares.

Related parties

Parties, which can be a corporation or individuals, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Foreign currency translation

The functional currency for China Liberal, Yi Xin BVI, Wanwang, Boya Hong Kong and Wan Zhong is the U.S Dollar (“US$”). However, China Liberal, Yi Xin BVI, Wanwang, Boya Hong Kong and Wan Zhong currently only serve as the holding companies and did not have active operation as of December 31, 2022. The Company operates primarily through its subsidiaries and the affiliated entities in the PRC, and the functional currency for these companies in China is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into the reporting currency US$. Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income (loss). Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	December 31,	December 31,	December 31,
	2022	2021	2020
Year-end spot rate	US$1=RMB6.8972	US$1=RMB6.3640	US$1=RMB6.5250
Average rate	US$1=RMB6.7526	US$1=RMB6.4441	US$1=RMB6.8878

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

Note 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Recent accounting pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

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

In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06). The amendments in ASU 2020-06 simplify the accounting for convertible instruments by removing major separation models and removing certain settlement condition qualifiers for the derivatives scope exception for contracts in an entity’s own equity, and simplify the related diluted net income per share calculation for both Subtopics. ASU 2020-06 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2023, for smaller reporting companies, as defined by the SEC. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is evaluating the impact of this ASU on its consolidated financial statements and disclosures.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – BUSINESS COMBINATIONS

During the year ended December 31, 2022, the Company completed two acquisitions. These acquisitions are expected to strengthen the Company’s business expansion and to generate synergy with the Company’s organic business. The results of the acquired entities’ operations have been included in the Company’s consolidated financial statements since their respective dates of acquisition. The Company completed the valuation necessary to assess the fair value of the acquired assets and liabilities, resulting from which the amounts of goodwill were determined and recognized as of the respective acquisition dates.

Management has recorded a total provisional goodwill of $73,676,370 arising from the two acquisitions below. The final goodwill arising from the above acquisitions is dependent on the completion of the valuation of the assets acquired and liabilities assumed (including any intangible assets). Adjustments to the provisional amount may be required upon finalisation of the valuation of net assets. There is a twelvemonth period to finalise the purchase price allocation, accordingly we noted that Management's assessment is provisional at this time.

Goodwill arising from the business combinations, which are not tax deductible, are mainly attributable to synergies expected to be achieved from the acquisitions.

On July 14, 2022, the Company closed the transactions contemplated by the Stock Purchase Agreement entered into on June 9, 2022 by and among the Company, China Liberal Beijing, Oriental Wisdom, and Beijing Cloud Class Technology Co., Ltd., the seller of the acquired company, and completed its acquisition of Oriental Wisdom at a total consideration of $9.9 million (consisted of issuance of 7 million ordinary shares worth $7.7 million at $1.10 per ordinary share and contingent consideration of $2.2 million). Oriental Wisdom is an integrated education services provider focusing on operating jointly managed academic programs in the vocational higher education industry in China.

The allocation of the purchase price as of the date of acquisition is summarized as follows:

For the
year ended
December 31,
2022
Cash	$4,467
Accounts receivable	687,612
Other receivables	23,211
Property and equipment, net	34,192
Intangible assets, net	468,482
Right-of-use assets, net	233,467
Total assets	$1,451,431

Accounts payable	$(1,028,338)
Short-term bank loans	(409,572)
Taxes payable	(35,425)
Due to related parties	(82,909)
Lease liability	(45,551)
Accrued expenses and other current liabilities	(1,631,183)
Less: Total liabilities	$(3,232,978)

Net tangible liabilities	$(1,781,547)
Goodwill	11,681,547
Total fair value of purchase price allocation	$9,900,000

Consideration in the form of shares	$7,700,000
Contingency consideration	2,200,000
Total consideration	$9,900,000

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On September 2, 2022, the Company closed the transactions contemplated by the Stock Purchase Agreement entered into on February 1, 2022 by and among the Company, Wanwang, the acquired company, Xiaoshi Huang and Thrive Shine Limited, the sellers of the acquired company, and completed its acquisition of Wanwang at a total consideration of $60 million (consisted of $40.7 million in cash of which $1.5 million was prepaid in 2021 and contingent consideration of $19.3 million). Wanwang, through its subsidiaries, operates two colleges, FMP and Strait College.

For the
year ended
December 31,
2022
Cash	$7,335,975
Other receivables	951,139
Property and equipment, net	10,154,195
Intangible assets, net	1,284,797
Total assets	$19,726,106

Accounts payable	$(3,089,786)
Taxes payable	(747)
Accrued expenses and other current liabilities	(18,630,396)
Less: total liabilities	$(21,720,929)

Net tangible liabilities	$(1,994,823)
Goodwill	61,994,823
Total fair value of purchase price allocation	$60,000,000

Consideration in the form of cash (prepaid in fiscal 2021)	$1,492,772
Consideration in the form of receivables offsetting purchase consideration	39,191,427
Contingency consideration	19,315,801
Total consideration	$60,000,000

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — ACCOUNT RECEIVABLES, NET

Account receivables, net, consist of the following:

	December 31,	December 31,
	2022	2021

Accounts receivable - tailored job readiness training services	$1,503,452	$1,363
Accounts receivable - course fee receivable	93,206	-
Accounts receivable - smart campus projects	50,144	-
Accounts receivable - Sino-foreign Jointly Managed Academic Programs	-	2,398,821
Accounts receivable - Overseas Study Consulting Services	-	62,366
Sub-total	1,646,802	2,462,550
Less: allowance for doubtful accounts	(598,993)	-
Accounts receivable, net	$1,047,809	$2,462,550

The Company routinely evaluates the need for allowance for doubtful accounts based on specifically identified amounts that the management believes to be uncollectible. If the actual collection experience changes, revisions to the allowance may be required. As of December 31, 2022 and 2021, the allowance for doubtful accounts was $0.6 million and nil, respectively.

NOTE 6 — CONTRACT ASSETS

Contract assets consist of the following:

	December 31	December 31
	2022	2021

Contract assets - “Smart Campus” related technological consulting services with FMP (1)	-	$1,350,683
Contract assets - “Smart Campus” project maintenance and technical support fee with FMP	-	601,461
Contract assets – Other “Smart Campus” related technological consulting services	-	54,345
Financing component associated with FMP contract assets (1)	-	7,657
Total contract assets, net	-	2,014,146
Less: current portion of contract assets	-	2,014,146
Contract assets, non-current	-	$-

(1) In 2017, the Company entered into a contract with FMP to help FMP with its smart campus project, including creating a big data center, digital classrooms and an experiment-based simulation teaching center for its business school (the “FMP 2017 Contract”). These projects have been fully completed in November 2018 with satisfactory inspection and acceptance by FMP in December 2018.

Total contract price under the 2017 FMP “smart campus” project was RMB16.68 million (approximately $2.4 million) for completion of the software and hardware installation, plus additional RMB5.05 million (approximately $0.73 million) post-contract maintenance and technical support fee during the period of 2019 to 2021.

As of December 31, 2021, total outstanding contract assets from the FMP 2017 Contract amounted to $209,724, including the following:

	Amount
	as of	Contracted
	December 31,	payment due
2017 FMP Contract	2021	date
Maintenance fees	$209,724
Total	209,724
Less: current portion of contract assets	209,724	By December 31, 2022
Non-current portion	$-

As of December 31, 2022, contract asset of $209,724 was fully collected.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — CONTRACT ASSETS (continued)

In addition to the 2017 FMP Contract, in 2019, the Company entered into a new “smart campus” related contract with FMP to help FMP to create an information engineering laboratory training center and an experiment-based simulation center for its hotel management major for a total contract price of RMB15.58 million (approximately $2.3 million) plus additional RMB3.74 million (approximately $0.54 million) for post-installation maintenance and technical support fees for the three years from 2020 to 2022 (the “FMP 2019 Contract”).

The contract for the information engineering laboratory training center includes two phases. Phase I requires the Company to complete the hardware and software installation and decoration of the computer training rooms, IOT training room and digital classrooms with contract price of approximately RMB7.1 million ($1.01 million), which was completed before December 31, 2019, passed the inspection and was accepted by FMP. Phase II requires the Company to complete the hardware and software installation for the cloud computing and big data room with contract price of RMB3.48 million ($0.5 million). In 2020, the Company completed the experiment-based simulation center for FMP’s hotel management major, with satisfactory inspection and acceptance by FMP and recognized RMB4.6 million ($0.7 million) revenue. Due to the COVID-19 pandemic and temporary school closure, the performance of the Phase II contract was delayed and rescheduled to be completed in 2021. During the year ended December 31, 2021, the Company completed the information engineering experiment training center for FMP’s big data and cloud computing training room equipment, with satisfactory inspection and acceptance by FMP and recognized RMB2.1 million ($0.3 million) revenue.

As of December 31, 2021, total outstanding contract assets from the FMP 2019 Contract amounted to $1,750,077, including the following:

	Amount
	as of	Contracted
	December 31,	payment due
2019 FMP Contract	2021	date
Contract assets	$1,358,340
Maintenance fees	391,737
Total	1,750,077
Less current portion	1,750,077	By December 31, 2021
Non-current portion	$-	By December 31, 2022

As of December 31, 2021, contract assets associated with the FMP 2019 Contract amounted to $1,750,077, including receivable of $259,982 for services completed before December 31, 2019, receivable of $766,289 for services completed during 2020, receivable of $332,069 for services completed during 2021 and maintenance fees of $391,737. As of December 31, 2022, contract asset of $1,750,077 was fully collected.

NOTE 7 — ADVANCE TO SUPPLIERS

In connection with the technological consulting services provided to Chinese universities / colleges for the “smart campus” projects as disclosed in Note 4, the Company made advance payment to suppliers for purchase of electronic sensors, smartboards, projectors, LED display panels, high definition classroom audio and sound system and other lab-based equipment. The balances of advance to suppliers were nil and $4.5 million as of December 31, 2022 and 2021, respectively. There was no allowance recorded as the Company considers all of the advances fully realizable.

NOTE 8 — PREPAID EXPENSES AND OTHER ASSETS, NET

Prepaid expenses and other assets, net, consisted of the following:

	December 31	December 31
	2022	2021
Receivable from Minjiang University	$1,520,472	-
Prepaid expenses (2)	1,350,171	67,827
Security deposits	178,947	97,208
Receivable from Fuzhou Education Bureau	126,441	-
Receivable from Melbourne Institute of Technology	119,903	-
Other receivable (1)	300,133	10,921
Subtotal	3,596,067	175,956
Allowance for doubtful accounts	(120,353)	-
Prepaid expenses and other current assets, net	$3,475,714	$175,956

(1) Other receivable primarily includes short-term advances to employees for business operations, which are normally expensed within three months when invoices and other supporting documents been submitted for reimbursement, and security deposits for performance of contracts.

(2) Prepaid expenses and other primarily include prepaid course fees which are amortized over the service periods.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	December 31,	December 31,
	2022	2021
Office equipment and furniture	$9,625,248	$9,581
Property	9,118,253	-
Transportation vehicles	252,936	238,851
Electronic equipment	91,288	98,937
Subtotal	19,087,725	347,369
Construction in progress	975,758	-
Less: accumulated depreciation	(9,868,553)	(311,985)
Property and equipment, net	$10,194,930	$35,384

Depreciation expense was $638,612, $18,652 and $15,891 for the years ended December 31, 2022, 2021 and 2020, respectively.

The construction in progress relates to 20 units of housing project which are expected to be delivered in 2023. The contract amount was $1.0 million which had been fully provided for, no further capital commitment for this housing project as of December 31, 2022.

NOTE 10 – LAND USE RIGHTS, NET

Land use rights, net, consist of the following:

	December 31,	December 31,
	2022	2021
Land use rights	$1,762,469	-
Less: accumulated amortization	(493,033)	-
Land use rights, net	$1,269,436	-

Amortization expense was $15,690, nil and nil for the years ended December 31, 2022, 2021 and 2020, respectively.

Estimated future amortization expense is as follows:

Amortization
expense
Fiscal 2023	$35,249
Fiscal 2024	35,249
Fiscal 2025	35,249
Fiscal 2026	35,249
Fiscal 2027	35,249
Thereafter	1,093,191
Total	$1,269,436

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – INTANGIBLE ASSETS, NET

	December 31,	December 31,
	2022	2021
Online course and software copyrights	$633,300	-
Less: accumulated amortization	(210,028)	-
Intangible asset, net	$423,272	-

Amortization expense was $32,365, nil and nil for the fiscal years ended December 31, 2022, 2021, and 2020, respectively.

Estimated future amortization expense is as follows:

Amortization
Twelve months ending December 31,	expense
Fiscal 2023	$63,330
Fiscal 2024	63,330
Fiscal 2025	63,330
Fiscal 2026	63,330
Fiscal 2027	62,720
Thereafter	107,232
Total	$423,272

NOTE 12 – CONTRACT LIABILITIES

Contract liabilities consist of the following:

	December 31,	December 31,
	2022	2021

Contract liabilities - course fees	$7,520,859	-
Contract liabilities - tailored job readiness training services	251,368	-
Contract liabilities - overseas study consulting services	-	291,833
Total	$7,772,227	$291,833

Contract liabilities primarily consists of $7.5 million in course fees received from students and $0.3 million in tailored job readiness training service fees received from education institutions for which the Company’s revenue recognition criteria have not been met. The Company’s remaining performance obligations represents the amount of the transaction price for which service has not been performed. The course fees and the training service fees will be recognized as revenue once the criteria for revenue recognition are met. The Company expects to recognize revenue of $7.8 million arising from contract liabilities as of December 31, 2022, for the financial year ending December 31, 2023.

Revenue from overseas study consulting services recognized during the year ended December 31, 2022 that was included in the contract liabilities as of December 31, 2021 amounted to $0.3 million.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – SHORT-TERM BANK LOAN

Short-term bank loan consists of the following:

	December 31,	December 31,
	2022	2021
Short-term bank loan
China Construction Bank	$20,784	-
Total short-term bank loan	$20,784	-

The following table summarizes the loan commencement date, loan maturity date, loan amount in RMB and its equivalent to the United States dollar, and the effective interest rate of unsecured short-term bank loan:

	Loan	Loan	Loan	Loan	Effective
	commencement	maturity	amount	amount	interest
For the year ended December 31, 2022	date	date	in RMB	in USD	rate
Unsecured short-term bank loan
China Construction Bank	April 27, 2022	April 27, 2023	143,353	$20,784	4.70%
Total unsecured short-term bank loan			143,353	$20,784

NOTE 14 – CONTINGENT CONSIDERATION

1.

On February 1, 2022, the Company entered into a stock purchase agreement with Wanwang, Xiaoshi Huang and Thrive Shine Limited, a company incorporated in the BVI (together with Xiaoshi Huang, the “Sellers”) to acquire all of the equity interests in Wanwang from the Sellers for a consideration of $60 million. The stock purchase agreement was amended on February 16, 2022 to update the payment method and the transaction was closed on August 31, 2022. As of December 31, 2022, a consideration of $8.7 million was paid and the remaining $19.3 million consideration is contingent on the Sellers meeting the following conditions: (i) to ensure the quality of teaching for FMP and Strait College; (ii) either total income or net profit equals or exceeds 20% of total income or net profit of 2021 of FMP and Strait College; and (iii) to ensure management and personnel stability.

2.

On June 9, 2022, the Company entered into a stock purchase agreement with Beijing Cloud Class Technology Co., Ltd. (the “Seller”) to acquire all of the equity interests in Oriental Wisdom for a consideration of $9.9 million. As of December 31, 2022, a consideration of $7.7 million was settled by issuance of 7 million ordinary shares to the Seller and the remaining $2.2 million consideration is contingent on the Seller meeting the following conditions: (i) net profit of Oriental Wisdom for 2023 exceeding RMB6 million ($0.9 million) and (ii) net profit of Oriental Wisdom for 2024 exceeding RMB9 million ($1.3 million).

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — TAXES

(a) Corporate Income Taxes (“CIT”)

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company, Aiways Automobile, and Aiways Merger Sub are not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

BVI

Yi Xin BVI and Wanwang are incorporated in the BVI as an offshore holding company and are not subject to tax on income or capital gain under the laws of BVI.

Hong Kong

Boya Hong Kong and Wan Zhong are incorporated in Hong Kong and are subject to profit taxes in Hong Kong at a rate of 16.5%. However, Boya Hong Kong and Wan Zhong did not generate any assessable profits arising in or derived from Hong Kong for the fiscal years ended December 31, 2022, 2021 and 2020, and accordingly no provision for Hong Kong profits tax has been made in these periods.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 NOTE 15 — TAXES (continued)

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

China Liberal Beijing was approved as a HNTE and is entitled to a reduced income tax rate of 15% and can claim additional tax deductions for certain expenses (“Preferential Tax Treatment”) beginning December 2016, which is valid for three years. In December 2019, China Liberal Beijing successfully renewed its HNTE Certificate with local government and has since continued to enjoy the reduced income tax rate of 15% for another three years by December 2022. EIT is typically governed by the local tax authority in the PRC. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. Other subsidiaries in the PRC are subject to a standard 25% income tax rate.

The corporate income taxes of China Liberal Beijing for fiscal years 2021 and 2020 were reported at the Preferential Tax Treatment as a result of China Liberal Beijing being approved as a HNTE. The corporate income taxes of Oriental Wisdom for the fiscal year 2022 was also reported at the Preferential Tax Treatment due to its status as an HNTE. The corporate income taxes for fiscal year 2021 were reported at a blended reduced rate as a result of China Liberal Beijing being approved as a HNTE and enjoying a 15% reduced income tax rate, while China Liberal Fujian is subject to a standard 25% income tax rate. The impact of the Preferential Tax Treatment noted above decreased corporate income taxes of China Liberal Beijing by $0.8 million, $0.2 million and $0.2 million for the years ended December 31, 2022, 2021 and 2020, respectively. The benefit of the tax holidays on net income per share (basic and diluted) $0.04, $0.02 and $0.04 for the years ended December 31, 2022, 2021 and 2020, respectively.

The components of the income tax provision are as follows:

	December 31,	December 31,	December 31,
	2022	2021	2020
Current tax provision
Cayman	$-	$-	$-
BVI	-	-	-
Hong Kong	-	-	-
PRC	460,040	300,034	303,246
Total current tax provision	$460,040	$300,034	$303,246
Deferred tax provision
Cayman	$-	$-	$-
BVI	-	-	-
Hong Kong	-	-	-
PRC	-	-	-
Total deferred tax provision	-	-	-
Income tax provision	$460,040	$300,034	$303,246

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — TAXES (continued)

(a) Corporate Income Taxes (“CIT”) (continued)

The following table reconciles the China statutory rates to the Company’s effective tax rate for the years ended December 31, 2022, 2021 and 2020:

	December 31,	December 31,	December 31,
	2022	2021	2020
China Income tax statutory rate	(25.0%)	25.0%	25.0%
Permanent difference	23.1%	1.1%	0.6%
Effect of PRC preferential tax treatment	(31.5%)	(9.9%)	(10.0%)
Non-PRC entities not subject to PRC income tax	70.8%	15.4%	4.5%
Effective tax rate	37.4%	31.6%	20.1%

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. As of December 31, 2022, all of the Company’s tax returns for its PRC subsidiaries remain open for statutory examination by PRC tax authorities.

(b) Taxes payable

Taxes payable consist of the following:

	December 31,	December 31,
	2022	2021
Income tax payable	$865,605	$517,272
Value added tax payable	475,861	221,243
Other taxes payable	13,499	2,451
Total taxes payable	$1,354,965	$740,966

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 — RELATED PARTY TRANSACTIONS

Due to related parties

As of December 31, 2022 and 2021, the balance due to related parties are comprised of advances from the Company’s principal shareholders and used for working capital during the Company’s normal course of business. These advances were non-trade in nature, unsecured, interest free and repayable on demand. Due to related parties amounted to $390,550 and $23,557 as of December 31, 2022 and 2021, respectively.

NOTE 17 — LEASES

The Company leases office spaces for its headquarter office under non-cancelable operating lease agreement with expiration date in May 2023. Lease expense for the years ended December 31, 2022, 2021 and 2020 was $86,911, $92,537 and $158,612, respectively.

As of December 31, 2022 and 2021, the remaining lease term was 5 months and 6 months, respectively. The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on actual incremental borrowing for 2022 and based on the benchmark lending rate for three-year loans as published by China’s central bank for 2021 to discount lease payments to present value. The weighted-average discount rate of the Company’s operating leases was 3.85% and 3.95%, as of December 31, 2022 and 2021, respectively.

Supplemental balance sheet information related to operating leases was as follows:

	December 31,	December 31,
	2022	2021
Right-of-use assets under operating leases	$13,107	$47,617

Operating lease liabilities, current	10,887	47,617
Total operating lease liabilities	$10,887	$47,617

As of December 31, 2022, maturities of lease liability were as follows:

As of
December 31,
Twelve months ending December 31,	2022
2023	$10,909
Total Future minimum lease payments	10,909
Less: Imputed interest	(22)
Total	$10,887

NOTE 18 – LOANS FROM THIRD PARTIES

Loans from third parties consist of an unsecured loan of $666,958 from a third party at an effective annual interest rate of 3.45% for working capital purposes and an unsecured loan of $308,758 from another third party at an effective annual interest rate of 20% for working capital purposes. These loans do not have repayment period and are repayable on demand.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 — SHAREHOLDERS’ EQUITY

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

On February 20, 2022, the Company entered into a subscription agreement (the “Subscription Agreement”) with Ms. Ngai Ngai Lam, the chief executive officer and chairperson of the board of directors of the Company, pursuant to which Ms. Ngai Ngai Lam agreed to subscribe for and purchase, and the Company agreed to issue and sell to Ms. Ngai Ngai Lam, 2,000,000 ordinary shares of the Company, par value $0.001 per share, at a purchase price of $1.50 per ordinary share and an aggregate purchase price of $3.0 million. The net proceeds to the Company from this offering were $3.0 million.

On April 18, 2022, the Company issued and sold a total of 6,000,000 ordinary shares at a price of $1.50 per share to certain accredited investors in a private placement transaction. The net proceeds to the Company from this offering were $9.0 million.

As of December 31, 2022 and 2021, the Company had a total of 31,598,333 and 13,848,333 ordinary shares issued and outstanding, respectively.

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

Relevant PRC laws and regulations restrict each of the Company’s PRC subsidiaries from transferring a portion of its net assets, equivalent to its statutory reserves and its share capital, to the Company in the form of loans, advances or cash dividends. Only a PRC subsidiary’s accumulated profits may be distributed as dividends to the Company without the consent of a third party. As of December 31, 2022 and 2021, the restricted amounts as determined pursuant to PRC statutory laws totaled $1.0 million and $0.7 million, respectively, and total restricted net assets amounted to $7.6 million and $10.1 million, respectively.

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

On October 14, 2022, the Board of Directors granted a total of 2,750,000 ordinary shares, par value of $0.001 per share to 12 employees of the Company, vested immediately in full upon the grant. The fair value of the ordinary shares granted was $2,832,500 as of October 14, 2022, based on the market price of the Company’s ordinary share as of the date of the grant. The Company recognized share-based compensation expense of $2,832,500 for the year ended December 31, 2022.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 — CONCENTRATIONS

For the year ended December 31, 2022, two customers accounted for approximately 15.8% and 13.0% of the Company’s total revenue, respectively. For the year ended December 31, 2021, two customers accounted for approximately 48.4% and 36.0% of the Company’s total revenue, respectively. For the year ended December 31, 2020, three customers accounted for approximately 45.3%, 30.1% and 12.2% of the Company’s total revenue, respectively.

As of December 31, 2022, three customers accounted for 39.8%, 18.0% and 14.5% of the total outstanding accounts and contracts receivable balance. As of December 31, 2021, two customers accounted for 79.6% and 17.7% of the total outstanding accounts and contracts receivable balance.

For the year ended December 31, 2022, there was no supplier accounted for more than 10% of the total purchases. For the year ended December 31, 2021, there was no supplier accounted for more than 10% of the total purchases. For the year ended December 31, 2020, one supplier accounted for approximately 33.1% of the total purchases.

NOTE 21 — SEGMENT REPORTING

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services. Based on management’s assessment, the Company has determined that it has six operating segments as defined by ASC 280, including Sino-foreign Jointly Managed Academic Programs, textbooks and course material sales, Overseas Study Consulting Services, Technological Consulting Services for Smart Campus Solutions and Tailored Job Readiness Training Services.

Substantially all of the Company’s revenues for the years ended December 31, 2022, 2021 and 2020 were generated from the PRC. As of December 31, 2022 and 2021, a majority of the long-lived assets of the Company are located in the PRC, and therefore, no geographical segments are presented.

The following table presents revenue by service type from the Company’s operations for the years ended December 31, 2022, 2021 and 2020, respectively:

	For the years ended December 31,
	2022	2021	2020
Revenue from course fees	$6,385,017	-	-
Revenue from Sino-foreign Jointly Managed Academic Programs	3,343,316	2,676,147	2,772,679
Revenue from tailored job readiness training services	1,264,411	137,772	76,400
Revenue from Technological Consulting Services for Smart Campus Solutions	279,380	1,059,453	1,995,559
Revenue from Overseas Study Consulting Services	317,228	36,174	129,485
Revenue from textbook and course material sales	13,948	-	48,976
Total revenue	$11,603,300	$3,909,546	$5,023,099

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 — SUBSEQUENT EVENTS

On November 2, 2022, the Company entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with AIWAYS, a global new energy vehicle brand, pursuant to which AIWAYS will merge with a wholly-owned subsidiary of the Company, and the issued and outstanding share capital of AIWAYS will be cancelled in exchange for newly issued shares of the Company on the terms and conditions set forth therein in a transaction exempt from the registration requirements under the Securities Act of 1933, as amended (the “Transaction”). Upon consummation of the Transaction, AIWAYS will become a wholly-owned subsidiary of the Company, and the existing AIWAYS shareholders and existing Company shareholders will own approximately 99.2% and 0.8%, respectively, of the outstanding shares of the combined company. For the purposes of consummating the transactions contemplated by the Merger Agreement, Aiways Automobile and Aiways Merger Sub were both formed on September 29, 2022.

On April 30, 2023, pursuant to Section 10.01(f) of the Merger Agreement, the Company tendered its notice to terminate the Merger Agreement and the transactions contemplated therein, effective from the date thereof. By virtue of terminating the Merger Agreement, the Support Agreement and the Company Voting Agreement, as such terms were defined in the Merger Agreement, were also terminated.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiaries exceeded 25% of the consolidated net assets of the Company, therefore, the condensed financial statements for the parent company are included herein.

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

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of December 31, 2022 and 2021, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

PARENT COMPANY BALANCE SHEET

	2022	2021
ASSETS
Current assets
Prepaid expenses and other current assets	-	$23,713

Non-current assets
Investment in subsidiaries	84,026,689	41,934,675
Total assets	$84,026,689	$41,958,388

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Contingent consideration	21,515,801	-
Due to a related party	9,415	-
Accrued expenses and other current liabilities	17,172	-
Total liabilities	$21,542,388	-

COMMITMENT AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Ordinary shares, $0.001 par value, 50,000,000 shares authorized, 31,598,333 and 13,848,333 shares issued and outstanding at December 31, 2022 and 2021, respectively	31,598	13,848
Additional paid-in capital	63,191,010	40,686,311
(Accumulated deficits) retained earnings	(738,307)	1,258,229
Total shareholders’ equity	62,484,301	41,958,388
	,	,
Total liabilities and shareholders’ equity	$84,026,689	$41,958,388

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

PARENT COMPANY STATEMENTS OF INCOME

	For the years ended December 31,
	2022	2021	2020
Operating expenses:
General and administrative expenses	$(3,471,403)	$(3,016,735)	($488,735)

Other expenses
Other expenses	-	-	(10)
Loss from operations	$(3,471,403)	$(3,016,735)	$(488,745)
Equity in earnings of subsidiaries	1,474,867	1,998,855	2,168,995
Net (loss) income and comprehensive (loss) income attributable to the Company	$(1,996,536)	$(1,017,880)	$1,680,250

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years ended December 31,
	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(1,996,536)	$(1,017,880)	$1,680,250
Share-based compensation	2,832,500	-	-
Adjustments to reconcile net loss to net provided by (used in) operating activities
Equity in earnings of subsidiaries	1,474,867	(2,168,995)	(437,904)
Prepaid expenses and other current assets	23,713	(55,639)	-
Accrued expenses and other current liabilities	17,171	-	-
Net cash provided by (used in) operating activities	2,351,715	(3,242,514)	-

Cash flow from financing activities
Investment in subsidiaries	(14,341,664)	(2,162,937)	-
Net proceeds from issuance of ordinary shares	11,989,949	5,405,451	-
Net cash (used in) provided by financing activities	(2,351,715)	3,242,514	-
Change in cash	-	-	-
Cash, beginning of year	-	-	-
Cash, end of year	-	-	-

