Form 20-F
period 2023-12-31
China Liberal Education Holdings Ltd
filed 2024-04-15
CIK 1775085

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

7th Floor, Building 5, No. 2 Zhenxing Road

Changping District, Beijing

People’s Republic of China 102299

(Address of Principal Executive Offices)

Ms. Ngai Ngai Lam, Chief Executive Officer

Tel: +86-10-6597-8118

7th Floor, Building 5, No. 2 Zhenxing Road

Changping District, Beijing

People’s Republic of China 102299

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

An aggregate of 49,598,333 ordinary shares, par value $0.001 per share, as of December 31, 2023 (or 3,351,336 ordinary shares, par value $0.015 per share, if retroactively adjusted to reflect the 15-to-1 share consolidation effected on January 19, 2024).

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

INTRODUCTION

Unless the context otherwise requires, in this annual report on Form 20-F references to:

•	“Aiways Automobile” are to Aiways Automobile Holdings Limited, a Cayman Islands exempted company with limited liability and a wholly-owned subsidiary of the Company;
•	“Aiways Merger Sub” are to Aiways Merger Sub Limited, a Cayman Islands exempted company with limited liability and a wholly-owned subsidiary of the Company;
•	“Boya Hong Kong” are to China Boya Education Group Co., Limited, a Hong Kong limited liability company;
•	“China” or the “PRC” are to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau and excluding Taiwan for the purposes of this annual report only;
•	“China Liberal” are to China Liberal Education Holdings Limited, a Cayman Islands exempted company with limited liability;
•	“China Liberal Beijing” are to China Liberal (Beijing) Education Technology Co., Ltd., a PRC limited liability company and our operating subsidiary;
•

“Company,” “the Group,” “we,” “our,” and “us” are to China Liberal Education Holdings Limited, and when describing the group’s consolidated financial information for the fiscal years ended December 31, 2022 and 2023, also includes the Company’s subsidiaries and the former affiliated entities (defined below);

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
•

“former affiliated entities” are to FMP (as defined below) and Strait College (as defined below), which were our consolidated affiliated entities under U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) from September 2, 2022 to August 31, 2023, and we consolidated the financial results of the former affiliated entities in the consolidated financial statements in accordance with U.S. GAAP during the time periods when they were our affiliated entities;

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
•

“shares”, “Shares” or “Ordinary Shares” are to the ordinary shares of the Company, par value US$0.015 per share. On January 19, 2024, we effected a 15-to-1 Share Consolidation (as defined below), as a result of which the par value of Ordinary Shares increased from $0.001 per share to $0.015 per share;

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

On November 30, 2023, we held an annual general meeting of shareholders (the “Meeting”), during which the shareholders approved a proposal to effect a share consolidation of each fifteen ordinary shares with par value of US$0.001 each in our authorized share capital (including issued and unissued share capital into one ordinary share with par value of US$0.015 each (the “Share Consolidation”) with such Share Consolidation to be effective on any date prior to March 25, 2024 as determined by the board of Directors. Through the director resolutions passed on January 3, 2024, the Share Consolidation was approved to become effective on January 19, 2024, and the Ordinary Shares began trading on a post-Share Consolidation basis on the Nasdaq Capital Market when the market opened on January 19, 2024 under the same symbol “CLEU” but under a new CUSIP number of G2161Y117. No fractional shares were issued in connection with the Share Consolidation. All fractional shares were rounded up to the whole number of shares. Each fifteen pre-split ordinary shares, par value of US$0.001 each, outstanding was consolidated into one issued and outstanding Ordinary Share, par value of US$0.015 each, without any action on the part of the shareholders. Immediately following the Share Consolidation, the authorized share capital of the Company became US$7,500,000 divided into 500,000,000 Ordinary Shares of US$0.015 par value each.

From a Cayman Islands legal perspective, the Share Consolidation does not have any retroactive effect on our shares prior to the effective date on January 19, 2024. However, references to our Ordinary Shares in this annual report are stated as having been retroactively adjusted and restated to give effect to the Share Consolidation, as if the Share Consolidation had occurred by the relevant earlier date. As a result of the Share Consolidation, our issued and outstanding Ordinary Shares have been retroactively adjusted, where applicable, in this annual report to give effect to the Share Consolidation of our Ordinary Shares, as if it had occurred at the beginning of the earlier period presented.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2023, 2022 and 2021.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	December 31,	December 31,	December 31,
U.S. Dollar Exchange Rate	2023	2022	2021
At the end of the period - USD: RMB	US$1=RMB7.0999	US$1=RMB6.8972	US$1=RMB6.3640
Average rate for the period - USD: RMB	US$1=RMB7.0809	US$1=RMB6.7526	US$1=RMB6.4441

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our mission, goals and strategies;
•	the continued impact of the COVID-19 pandemic on our operations and future outlook;
•	our future business development, financial conditions and results of operations;
•	the expected growth of the PRC education services industry in China;
•	our expectations regarding demand for and market acceptance of our services;
•	our expectations regarding our relationships with our clients and partners;
•	competition in our industry;
•	relevant government policies and regulations relating to our industry;
•	other factors that may affect our financial condition, liquidity and results of operations;
•	other risk factors discussed under “Item 3. Key Information—D. Risk Factors” in this annual report; and
•	assumptions underlying or related to any of the foregoing.

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

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

Throughout this annual report, (i) the terms “we,” “our,” and “our Company,” only refer to China Liberal Education Holdings Limited, the Cayman holding company and when describing the group’s consolidated financial information for the fiscal years ended December 31, 2022 and 2023, also includes the Company’s subsidiaries and the former affiliated entities, (ii) the terms “former affiliated entities” refer to Fuzhou Melbourne Polytechnic, a three-year college in China (“FMP”), and Strait College of Minjiang University, a four-year university in China (“Strait College”), which were our consolidated affiliated entities under U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) from September 2, 2022 to August 31, 2023, and we consolidated the financial results of the former affiliated entities in the consolidated financial statements in accordance with U.S. GAAP during the time period when they were our affiliated entities, (iii) the terms “the subsidiaries” or “our subsidiaries” refer to the direct and indirect subsidiary of the Company, including (a) Aiways Automobile Holding Limited and Aiways Merger Sub Limited, companies formed in the Cayman Islands, (b) Yi Xin International Investment Limited, a company formed in the British Virgin Islands, (c) China Boya Education Group Co., Ltd., a company formed in the special administrative region of Hong Kong (“Hong Kong”), and (d) China Liberal (Beijing) Education Technology Co., Ltd. (“China Liberal Beijing”), Beijing Oriental Wisdom Culture Development Co., Ltd. (“Oriental Wisdom”), companies formed in the People’s Republic of China (the “PRC” or “China”), and (iv) the term “operating entities” refers to China Liberal Beijing and Oriental Wisdom.

China Liberal is a holding company incorporated in the Cayman Islands and not a Chinese operating company. As a holding company with no operations of its own, China Liberal conducts its operations through its wholly owned PRC subsidiaries, China Liberal Beijing and Oriental Wisdom. The former affiliated entities were consolidated for accounting purposes but were not entities in which we owned equity interest in. The consolidation of the former affiliated entities’ financial results is not equivalent to equity ownership in the business of the former affiliated entities. Our securities are shares of our offshore holding company instead of securities of our subsidiaries in China. Neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the operating entities. As a result of our corporate structure, you may never directly hold equity interests in our subsidiaries, and investors are purchasing an interest in the Cayman Islands holding company.

We are also subject to the risks and uncertainties about any future actions of the PRC government in this regard that could disallow our holding structure, which would likely result in a material change in our operations, and the value of our Ordinary Shares may depreciate significantly or become worthless. See “Risk Factors—Risks Relating to Doing Business in China.”

The following diagram illustrates our corporate structure as of the date of this annual report.

Risks Related to Doing Business in the PRC

We and our subsidiaries are subject to certain legal and operational risks associated with having our operations in China and the complex and evolving PRC laws and regulations. PRC laws and regulations governing the subsidiaries’ current business operations are sometimes vague and uncertain, and as a result these risks may result in material change in the operations of our subsidiaries, significant depreciation of the value of our ordinary shares, a complete hindrance of our ability to offer or continue to offer our securities to investors, or cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Ordinary Shares.”

Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As of the date of this annual report, we and our subsidiaries have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice or sanction. As of the date of this annual report, we have not received any notice from any authorities identifying the PRC subsidiaries as critical information infrastructure operators (“CIIOs”) or requiring us to go through cybersecurity review or network data security review by the Cyberspace Administration of China (the “CAC”). According to the Cybersecurity Review Measures, and if the Security Administration Draft is enacted as proposed, we believe that the operations of the PRC subsidiaries and our continued listing on the Nasdaq Stock Market LLC (“Nasdaq”) will not be affected and that we will not be subject to cybersecurity review by the CAC, given that the PRC subsidiaries possess personal data of fewer than one million individual clients and do not collect data that affects or may affect national security in their business operations as of the date of this annual report and do not anticipate that they will be collecting over one million users’ personal information or data that affects or may affect national security in the near future. Additionally, we believe that we are compliant with the regulations and policies that have been issued by the CAC to date. See “Item 3. Key Information— D. Risk Factors—Risks Relating to Doing Business in China—Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offerings.”

In addition, our securities may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act, or the HFCA Act, if the Public Company Accounting Oversight Board (United States), or the “PCAOB,” is unable to inspect our auditor for two consecutive years instead of three beginning in 2021, as amended. Our auditor, Audit Alliance LLP, is an independent registered public accounting firm with the PCAOB, and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is not subject to the determination issued by the PCAOB on December 16, 2021. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCA Act and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the delisting of our Company and the prohibition of trading in our securities if the PCAOB is unable to inspect our accounting firm at any future time. On August 26, 2022, the China Securities Regulatory Commission (the “CSRC”), the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”) governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. See “—D. Risk Factors—Risks Relating to Doing Business in China—Our Ordinary Shares may be delisted and prohibited from being traded under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting and the cessation of trading of our Ordinary Shares, or the treat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, any inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.”

Permissions Required from PRC Authorities

Based on PRC laws and regulations in effect as of the date of this annual report, and subject to different interpretations of these laws and regulations that may be adopted by PRC authorities, the PRC subsidiaries were required to and have obtained the following licenses and approvals necessary to operate in China as of the date of this annual report: each of the Company’s PRC subsidiaries has obtained a business license from the governing local branches of State Administration for Market Regulations, which sets forth the scope of business operations each subsidiary is allowed to conduct. Currently, we, our subsidiaries are not required to obtain any other license or approval for our operations in China. However, the Standing Committee of the National people’s Congress (the “SCNPC”) or PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires us or our subsidiaries to obtain permissions from PRC regulatory authorities to approve their operations.

We believe that we and our subsidiaries have obtained all licenses and approvals necessary to operate in China and that we do not need any other license or approval for our operations in China. We believe that we are not required to obtain approval from any PRC government authorities, including the CSRC, the CAC, or any other government entity, to issue of Ordinary Shares to foreign investors. Under the Cybersecurity Review Measures, if critical information infrastructure operators purchase network products and services, or network platform operators conduct data processing activities that affect or may affect national security, they will be subject to cybersecurity review. A network platform operator holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. In the opinion of our PRC legal counsel, H&J Law Firm, the business operations of our subsidiaries do not currently involve the procurement of network products and services or data processing as network platform operators. H&J Law Firm has further advised us that the Cybersecurity Review Measures do not currently apply to our Company, and we are not required to conduct cybersecurity review. See “D. Risk Factors — Risks Related to Doing Business in China — The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Ordinary Shares.”

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “Trial Measures”) and five supporting guidelines, which became effective on March 31, 2023, and on May 16, 2023, the CSRC issued the sixth supporting guideline (collectively, the “Overseas Listings Rules”). These rules propose to establish a new filing-based regime to regulate overseas offerings and listings by Chinese domestic companies. Under the Overseas Listings Rules, Chinese domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offering or listing application. Since the date of effectiveness of the Trial Measures, the domestic enterprises otherwise subject to filing that have been listed overseas or met the following circumstances are considered existing enterprises: the application of such enterprises for indirect overseas securities issuance and listing has been approved by the applicable overseas regulators or overseas stock exchanges (e.g., an applicable registration statement has been declared effective by the SEC) before the effectiveness of the Trial Measures, and are not required to re-perform issuance and listing supervision procedures with the overseas regulators or overseas stock exchanges, and the overseas issuance and listing of such enterprises will be completed by September 30, 2023. Existing enterprises are not required to file immediately, and filing should be made as required if they conduct refinancing activities or other matters requiring filings in the future. In the opinion of our PRC legal counsel, H&J Law Firm, as a domestic company listed on Nasdaq since May 2020, we are not required to file with the CSRC in accordance with the Trial Measures at this time. However, in the event that we conduct subsequent offerings, we could be subject to filing requirements with the CSRC. In the event that filings with the CSRC are required, we cannot assure you that we can complete the filing procedures, obtain the approvals or complete other compliance procedures in a timely manner, or at all, or that any completion of filing or approval or other compliance procedures would not be rescinded. Any such failure would subject us to sanctions by the CSRC or other PRC regulatory authorities, including an order from the CSRC to rectify such non-compliance, issue of an warning, or imposition of a fine of not less than RMB1 million and not more than RMB10 million. Additionally, these regulatory authorities may impose restrictions and penalties on the operations in China, significantly limit or completely hinder our ability to launch any new offering of our securities, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from future capital raising activities into China, or take other actions that could materially and adversely affect our business, results of operations, financial condition and prospects. Furthermore, the PRC government authorities may further strengthen oversight and control over listings and offerings that are conducted overseas. Any such action may adversely affect our operations and significantly limit or completely hinder our ability to offer or continue to offer securities to you and cause the value of such securities to significantly decline or be worthless.

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

The PRC regulatory authorities may impose restrictions and penalties on the operations in China, significantly limit or completely hinder our ability to launch any new offering of our securities, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from future capital raising activities into China, or take other actions that could materially and adversely affect our business, results of operations, financial condition and prospects, as well as the trading price of our ordinary shares. Furthermore, the PRC government authorities may further strengthen oversight and control over listings and offerings that are conducted overseas. Any such action may adversely affect our operations and significantly limit or completely hinder our ability to offer or continue to offer securities to you and cause the value of such securities to significantly decline or be worthless.

Cash Transfers Through Our Organization and Dividend Policy

As of the date of this annual report, there has been no transfer of cash or other assets, dividends or distributions between the holding company and its subsidiaries. As of the date of this annual report, we have not declared any dividends or made any distributions to our shareholders or U.S. investors.

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

In addition, cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government controls on currency conversion. To the extent cash in our business is in the PRC or a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC due to restrictions and limitations imposed by the governmental authorities on the ability of us, our PRC subsidiaries to transfer cash outside of the PRC. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. In view of the foregoing, to the extent cash in our business is held in China or by a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets.”

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

Relevant PRC laws and regulations permit the companies in the PRC to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, our PRC subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to the statutory reserves. As a result of these and other restrictions under the PRC laws and regulations, our PRC subsidiaries are restricted to transfer a portion of their net assets to us either in the form of dividends, loans or advances. Even though we currently do not require any such dividends, loans or advances from the PRC subsidiaries for working capital and other funding purposes, we may in the future require additional cash resources from our PRC subsidiaries due to changes in business conditions or to fund future acquisitions and developments.

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

Risks Related to the Business and Industry of the Operating Entities

•

We used to operate two colleges and provided services to Sino-foreign Jointly Managed Academic Programs, and our revenues during the reporting periods were highly concentrated from them. Revenue generated from FMP and Strait College is no longer consolidated into our revenue since September 1, 2023. If we are not able to generate significant revenues from other lines of business, our results of operations and financial condition may be materially and adversely affected.

•	Our smart campus solutions may not be accepted by the intended users of our products, which could harm our future financial performance.
•

We experienced net loss in fiscal years 2023, 2022 and 2021. We expect to continue to invest in our operations for the foreseeable future. If we fail to turn profitable in the future, our business model may not be successful.

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
•

To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets.

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

Risks Related to the Business and Industry of the Operating Entities

We used to operate two colleges and provided services to Sino-foreign Jointly Managed Academic Programs, and our revenues during the reporting periods were highly concentrated from them. Revenue generated from FMP and Strait College is no longer consolidated into our revenue since September 1, 2023. If we are not able to generate significant revenues from other lines of business, our results of operations and financial condition may be materially and adversely affected.

Our revenues generated under Sino-foreign Jointly Managed Academic Programs represented 68.5%, 28.8% and nil of our net revenues for the years ended December 31, 2021, 2022 and 2023, respectively. For the years ended December 31, 2021 and 2022, we generated a vast majority of our Sino-foreign Jointly Managed Academic Program revenues from two major partners, FMP and Minjiang University. Wanwang through its indirect wholly owned subsidiary, Fujian Wanzhong, controls FMP and Strait College. After the completion of the acquisition of Wanwang on September 2, 2022 pursuant to that certain stock purchase agreement (the “Stock Purchase Agreement”) entered into with Xiaoshi Huang and Thrive Shine Limited, the sellers of the acquired company, revenue from this line of business was accounted for as transactions between Wanwang and China Liberal Beijing, and were eliminated upon consolidation. Revenue generated from Sino-foreign Jointly Managed Academic Programs was categorized as school fees generated from FMP and Minjiang University. Although we continue to diversify our core business, revenue from Sino-foreign Jointly Managed Academic Programs and course fees still generated a majority of our net revenues for the fiscal years ended December 31, 2021, 2022 and 2023.

Due to the unsatisfactory business performance of FMP and Strait College in the 2022 academic year, and uncertainties surrounding the ability of Wanwang’s subsidiaries to continue operating and exercising control over the above-referenced four-year college, as a result of an expected change in governmental policies in the near future, the board of directors of the Company believed it was in the best interests of the Company and its shareholders to restructure the transactions contemplated by the Stock Purchase Agreement, as amended.

On December 28, 2023, the Company entered into a share transfer agreement (the “Share Transfer Agreement”) with Wanwang and Xiaoshi Huang, pursuant to which the Company agreed to transfer all of the equity interests in Wanwang to Xiaoshi Huang in consideration for US$40 million. Xiaoshi Huang also agreed to unconditionally and irrevocably release and discharge the Company and all of the Company’s related parties from any and all claims, debts, obligations and liabilities arising from or in connection with certain payments under the Stock Purchase Agreement. Additionally, parties to the Share Transfer Agreement agreed that the results of operations of Wanwang from the closing of the transactions contemplated by the Stock Purchase Agreement up to August 31, 2023 shall be consolidated into the Company’s results of operations, and from September 1, 2023, results of operations of Wanwang and any income or losses incurred by Wanwang shall be borne by Xiaoshi Huang.

Historically, revenue from Sino-foreign Jointly Managed Academic Programs and college operations generated the majority of our revenue for the fiscal years ended December 31, 2021 and 2022. Even though we are expanding into other lines of business, we cannot assure you that any such efforts will be successful, and we cannot assure you that we will be able to generate the same level of revenue from other lines of business as we did from FMP and Strait College. In such event, our results of operations and financial condition may be materially and adversely affected.

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

Our business could be affected by public health epidemics. If any of our employees or if one or more of our students who receive our services in person (for example, those students who receive our tailored job readiness training services) is suspected of having contracted a contagious disease, we may be required to apply quarantines or suspend our operations. Furthermore, any future outbreak may restrict economic activities in affected regions, resulting in reduced business volume, temporary closure of our offices or other disruptions of our business operations and adversely affect our results of operations.

The COVID-19 pandemic has significantly affected business and other activities within China, including government mandated travel restrictions or quarantines within China. The Company’s operations have been affected by the COVID-19 pandemic. During the fiscal years 2021 and 2022, our revenue from Sino-foreign jointly managed academic programs was not significantly impacted by the COVID-19 pandemic. The Company’s revenue from study abroad consulting services for the fiscal years 2021 and 2022 was significantly affected because application of student visa for some of these countries was suspended and, according to the administration guidelines issued by General Office of the Ministry of Education in December 2021, universities and colleges shall cease projects and cooperation with external parties and, as a result, after all existing contracts with Beijing Foreign Studies University came to completion, we discontinued our overseas study consulting services since January 2023. Additionally, in fiscal years 2021 and 2022, Chinese universities / colleges further limited their budget for smart campus solutions, and as a result, we experienced significant decrease in revenue from Technological Consulting Services for Smart Campus Solutions in the fiscal years 2021 and 2022.

Beginning in January 2023, China no longer conducted nucleic acid tests and centralized quarantines for all inbound travelers, and measures to control the number of international passenger flights were lifted. Facing the economic downturn in China starting from 2023, universities and colleges in China tend to allow for lesser budget for technological improvement and as a result, we did not provide smart campus solutions to as many colleges and universities in 2023 as we originally anticipated. However, there are still uncertainties regarding the COVID-19’s future impact. Therefore, while we do not expect the COVID-19 pandemic to negatively impact our business, results of operations, and financial position, the related financial impact cannot be reasonably estimated at this time.

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

For the years ended December 31, 2023, 2022 and 2021, we provided our smart campus solutions to seven, six and eighteen universities, respectively, for hardware and software build-out, equipment procurement and installment services. However, one or more of these universities may decide to terminate their agreements with us for reasons such as dissatisfaction of our services, a change of programs or curriculum, hiring of in-house tech support personnel, or simply not to choose us as their service provider after a project is completely. If any of these situations occur, we cannot assure you that we will be able to timely secure other service agreements with other universities, if at all, and therefore, our results of operations and financial condition may be materially and adversely affected.

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

We experienced a net loss in fiscal years 2023, 2022 and 2021. We expect to continue to invest in our operations for the foreseeable future. If we fail to turn profitable in the future, our business model may not be successful.

We experienced a net loss in fiscal years 2023, 2022 and 2021. To effectively become profitable, we need to expand our customer base for (i) technological consulting services for smart campus solutions, including sales of our proprietary AI-Space products, and (ii) tailored job readiness training services, and we intend to expand our business operations to cover additional business ventures or lines of business. If we fail to efficiently expand our business, our costs and expenses may increase more than anticipated and we may not successfully attract customers, respond to competitive challenges, or otherwise execute our business plans. We cannot assure you that any of our business plans adopted may achieve the anticipated results.

Our ability to effectively implement our strategies will depend on a number of factors, including our ability to: (i) effectively market our products and services to potential customers; (ii) develop and improve the content of tailored job readiness training services to appeal to existing and prospective partners and students; (iii) maintain and increase student enrollments in our services; (iv) effectively recruit, train and motivate a large number of new employees, including sales and marketing personnel; (v) successfully implement enhancements and improvements to our software and systems; (vi) continue to improve our operational, financial and management controls and efficiencies; (vii) protect and further develop our intellectual property rights; and (viii) make sound business decisions in light of the scrutiny associated with operating as a public company. These activities require significant capital expenditures and investment of valuable management and financial resources, and our growth will continue to place significant demands on our management. There are no guarantees that we will be able to effectively grow our business in an efficient, cost-effective and timely manner, or at all. Our growth in a relatively short period of time is not necessarily indicative of results that we may achieve in the future. If we do not effectively grow our business and operations, our reputation, results of operations and overall business and prospects could be negatively impacted.

If we are unable to conduct sales and marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

We rely heavily on our sales and marketing efforts to attract customers and students. Our sales and marketing expenses consist primarily of employee salaries and benefits. We incurred approximately $0.23 million, $0.28 million and $0.15 million, respectively, in selling expenses in 2021, 2022 and 2023. We expect our selling expenses to increase in the future if we further expand our operations.

Our sales and marketing activities may not be well received by the market and may not result in the levels of sales that we anticipate. We also may not be able to retain or recruit a sufficient number of experienced sales and marketing personnel, or to train newly hired sales and marketing personnel, which we believe is critical to implementing our sales and marketing strategies cost-effectively. Further, sales and marketing approaches and tools in China’s education industry are evolving rapidly. This requires us to continually enhance our sales and marketing approaches and experiment with new methods to keep pace with industry developments and student preferences.

Failure to engage in sales and marketing activities in a cost-effective manner may reduce our market share, cause our revenues and gross billings to decline, negatively impact our profitability, and materially harm our business, financial condition and results of operation.

We have a limited history of operating some of our business lines.

We provided services to the Sino-foreign Jointly Managed Academic Programs from 2011 to August 2022 and operated FMP and Strait College from September 2022 to August 2023, which offered Sino-foreign Jointly Managed Academic Programs. However, we have only been offering technological consulting services for smart campus solutions since 2017, and tailored job readiness training services since late 2019, and proprietary AI-Space products since 2020. Our limited history of operating part or all of our business may not serve as an adequate basis for evaluating our future prospects and operating results, including gross billings, net revenue, cash flows and profitability.

We may not be able to continue to recruit, train and retain a sufficient number of qualified faculty members.

Our faculty members are key to the quality of our tailored job readiness training services, as well as our brand and reputation. Our ability to continue to attract faculty members with the necessary experience and qualifications is a key driver in the success of our business. We seek to recruit qualified faculty members who are dedicated to teaching and are able to stay up-to-date with ever-changing teaching methods and approaches.

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

Pursuant to the Interim Regulations on Human Resources Market, effective as of October 1, 2018, any for-profit human resources service provider shall obtain approval from the administrative department of human resources and social security to conduct human resources services. We used to recommend foreign teachers based on certain standards found in China Liberal Beijing’s agreements with partner universities or programs at that time. We recommended three foreign teachers in 2016, three foreign teachers in 2017 and one foreign teacher in 2018, which may subject us to the qualification requirements of a human resources services provider. However, we have ceased to recommend new foreign teachers since 2019. Besides, as of the date of this annual report, we have not been subject to any fines or other form of regulatory or administrative penalties or sanctions due to the lack of such approval or permit. Nevertheless, due to the broad provisions and discretionary implementation of the PRC laws, we cannot guarantee that the government authorities will not impose any penalties or sanctions on us in the future for any incompliance in the past, which may include fines, mandates to remedy any violations, confiscation of the gains derived from the services for which approval or permit is required, and/or an order to cease to provide such services, in which case, we could be subject to operational disruption and our financial condition and results of operations could be adversely affected.

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

Our business depends on our brand “China Liberal,” and if we fail to maintain and enhance recognition of our brand, we may face difficulty enrolling new students, and our reputation and operating results may be harmed.

We believe that market awareness of our brand “China Liberal” is key to our business. Maintaining and enhancing our brand are critical to our efforts to grow our business. Failure to maintain and enhance our brand recognition could have a material and adverse effect on our business, operating results and financial condition. We have devoted significant resources to our brand promotion efforts in recent years, but we cannot assure you that these efforts will be successful. If we are unable to further enhance our brand recognition, or if we incur excessive marketing and promotion expenses, or if our brand image is negatively impacted by any negative publicity, our business and results of operations may be materially and adversely affected.

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

In the ordinary course of our business and in particular, in connection with the technological consulting services provided under smart campus solutions, we collect and utilize data supplied by our users. We may face legal obligations regarding the manner in which we treat such information. Increased regulation of data utilization practices, including self-regulation or findings under existing laws that limit our ability to collect, transfer, integrate and use data, could have an adverse effect on our business. Failure to comply with these obligations could subject us to liability, and to the extent that we need to alter our business model or practices to adapt to these obligations, we could incur additional expenses.

Our future success depends on the continuing efforts of our senior management team and other key employees.

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

We rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Although we seek to obtain copyright or trademark protection for our intellectual property when applicable, it is possible that we may not be able to do so successfully or that the copyright or trademark we have obtained may not be sufficient to protect all of our intellectual property rights. For instance, we have developed and will continue to develop and maintain our copyrighted software offered within our smart campus solution. Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy or duplicate our intellectual property or otherwise use our intellectual properties without obtaining our consent. For example, unauthorized third parties may use our “China Liberal” brand to operate similar businesses, or to make illegal copies of our textbooks and teacher materials for market resale. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot be certain that the steps we have taken will effectively prevent misappropriation of our intellectual properties. If we are not successful in protecting our intellectual property rights, our business and results of operations may be adversely affected.

Our end users may engage in intentional or negligent misconduct or other improper activities or misuse our software and systems, which could harm our brand and reputation.

We are exposed to the risk of fraud or other misconduct committed by the end users of our software and systems. The PRC laws governing the fair use of these third-party materials are imprecise and adjudicated on a case-by-case basis, which makes it challenging for us to adopt and implement policies governing these practices. We could, as a result, incur liability to third parties for the unauthorized duplication, distribution, or other use of these materials. Any such claims could subject us to costly litigation and impose a significant strain on our financial resources and attention of management personnel regardless of whether the claims have merit. Additionally, we may be required to alter or cease our uses of such materials, which may include changing or removing content from courses or altering the functionality of our platform, or to pay monetary damages. Fraud or other misconduct by our students, employees or third parties may also involve engaging in unauthorized misrepresentation to our potential students and misappropriating third-party intellectual property and other propitiatory rights during marketing activities, misusing sensitive personal information of our students, and engaging in bribery or other unlawful payments, any of which could result in customer complaints, regulatory and legal liabilities, as well as serious harm to our brand and reputation.

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

Our independent registered public accounting firm is currently not required to conduct an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements as of December 31, 2023, we and our independent registered public accounting firm identified five material weaknesses in our internal control over financial reporting and other control deficiencies as of December 31, 2023. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

For the material weaknesses identified, we took the following remedial measures during the year ended December 31, 2023, and we plan to continue adopting these remedial measures during the year ending December 31, 2024, including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel.

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

The modified Enterprise Income Tax Law, effective on February 24, 2017, or the EIT Law, and its implementation rules generally impose a uniform income tax rate of 25% on all enterprises, but grant preferential treatment to “high and new technology enterprises strongly supported by the state,” or HNTEs, to enjoy a preferential enterprise tax rate of 15%. China Liberal Beijing and Oriental Wisdom are currently accredited as HNTEs, with their HNTE statuses subject to renewal in December 2025. According to the relevant administrative measures, to qualify as an “HNTE,” a company must meet certain financial and non-financial criteria and complete verification procedures with the administrative authorities. Continued qualification as an HNTE is subject to a three-year review by the relevant government authorities in China, and in practice certain local tax authorities also require annual evaluation of the qualification. In the event that China Liberal Beijing or Oriental Wisdom fails to obtain accreditation as HNTE or does not complete the verification procedures with the local tax authorities, it will be subject to the standard PRC enterprise income tax rate of 25%.

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

On August 8, 2006, six PRC regulatory authorities, including the Ministry of Commerce, or MOFCOM, the State Assets Supervision and Administration Commission, State Administration of Taxation, or SAT, the State Administration for Industry and Commerce, CSRC, and the State Administration of Foreign Exchange, or SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which became effective on September 8, 2006 and were amended in June 2009. The M&A Rules, governing the approval process by which foreign investors merge with PRC business entities or acquire PRC assets and/or equity interests in PRC business entities, require the PRC parties to make a series of applications and supplemental applications to PRC government authorities, depending on the structure of the transaction. In some instances, the application process may require presentation of economic data concerning a transaction, including appraisal of the target business and evaluation of the acquirer, which are designed to allow the government to assess the transaction. Accordingly, due to the M&A Rules, our ability to engage in cross-border business combination transactions has become significantly more complicated, time-consuming and expensive, and we may not be able to negotiate a transaction that is acceptable to our shareholders or sufficiently protect their interests in such transaction.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our third amended and restated memorandum and articles of association currently in effect, the Companies Act (As Revised) of the Cayman Islands, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority but are not binding in the courts of the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Cayman Islands law provides shareholders with only limited rights to convene a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided for in a company’s articles of association. Our third amended and restated articles of association allow our shareholders holding shares representing in aggregate not less than two-thirds in par value of the issued shares which as at the date of deposit of requisition carry the right to vote at a general meeting, to convene a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least ten clear days is required for the convening of our general meetings. A quorum required for a meeting of shareholders consists of shareholders present or by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative, holding not less than an aggregate of one-third in nominal value of the total issued voting shares in the Company entitled to vote upon the business to be transacted.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and all of our assets are located outside of the United States. All of our current operations are conducted in the PRC. In addition, all of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

All of our assets are owned and all of our operations are conducted through our PRC subsidiaries located in the PRC. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in the PRC generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over the PRC’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

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

Given statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could result in a material change in the value of our Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of such securities to significantly decline or be worthless.

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

On December 28, 2021, the Cyberspace Administration of China (the “CAC”) and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures, or the Cybersecurity Review Measures, which took effect on February 15, 2022 and replaced the original Cybersecurity Review Measures promulgated on April 13, 2020. Pursuant to the Cybersecurity Review Measures, if critical information infrastructure operators purchase network products and services, or network platform operators conduct data processing activities that affect or may affect national security, they will be subject to cybersecurity review. A network platform operator holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public overseas. For details on the Cybersecurity Review Measures and the recent regulations and policies issued by the CAC, see “—Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offerings.” In the opinion of our PRC legal counsel, H&J Law Firm, our business operations do not currently involve the procurement of network products and services or data processing as network platform operators. H&J Law Firm, our PRC counsel, has advised us that the Cybersecurity Review Measures do not currently apply to our Company, and we are not required to conduct cybersecurity review. However, there remains uncertainties as to how the Cybersecurity Review Measures will be interpreted or implemented, and whether they will affect us. If we inadvertently conclude that the Cybersecurity Review Measures do not apply to us, or applicable laws, regulations, or interpretations change and it is determined in the future that Cybersecurity Review Measures become applicable to us, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices. We may incur substantial costs in complying with the Cybersecurity Review Measures, which could result in material adverse changes in our business operations and financial position. If we are not able to fully comply with the Cybersecurity Review Measures, our ability to offer or continue to offer securities to investors may be significantly limited or completely hindered, and our Ordinary Shares may significantly decline in value or become worthless.

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

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which took effect on March 31, 2023, and on May 16, 2023, the CSRC issued the sixth supporting guideline (collectively, the “Overseas Listings Rules”). The Overseas Listing Rules aim to lay out the filing regulation arrangement for both direct and indirect overseas listing and clarify the determination criteria for indirect overseas listing in overseas markers. Where an enterprise whose principal business activities are conducted in the PRC seeks to issue and list its shares in the name of an overseas enterprise based on equity, assets, income, or other similar rights and interests of the relevant domestic enterprise in the PRC, such activities are deemed an indirect overseas issuance and listing. According to the Overseas Listings Rules, after the submission of relevant application for initial public offerings or listings in overseas markets, or after the completion of subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed, or after the submission of relevant application for subsequent securities offerings and listings of an issuer in other overseas markets than where it has offered and listed, all China-based companies shall file the required filing materials with the CSRC within three working days. In addition, overseas offerings and listings will be prohibited for such China-based companies when any of the following applies: (i) where such securities offerings and listings are explicitly prohibited by the PRC laws and regulations; (ii) where the intended securities offerings and listings may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with laws; (iii) where the domestic company intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) where the domestic company intending to make the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; or (v) where there are material ownership disputes over equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. The Administrative Provisions further stipulate that a fine between RMB1 million (approximately $141,225) and RMB10 million (approximately $1,412,250) may be imposed if an applicant fails to fulfill the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Overseas Listings Rules.

We completed our initial public offering in May 2020 and our Ordinary Shares have been listed on the Nasdaq Stock Market ever since. According to the Overseas Listings Rules, as a domestic company that has completed its overseas listing, we may be required to file with CSRC for future securities offering. As of the date of this annual report, we have not received any formal inquiry, notice, warning, sanction, or any regulatory objection from the CSRC with respect to our listing or subsequent offerings. We are required to submit to the CRSC and complete the filing procedure of our subsequent overseas public offerings, but we cannot be sure that we will be able to complete such filings in a timely manner. Any failure or perceived failure by us to comply with such filing requirements under the Overseas Listings Rules may result in forced corrections, warnings and fines against us and could materially hinder our ability of future securities offering.

Notwithstanding the above, our PRC counsel, H&J Law Firm, has further advised us that uncertainties still exist as to whether we or our subsidiaries are required to obtain permissions from the CAC, the CSRC, or any other governmental agency that is required to approve our operations and/or offering. We have been closely monitoring the development in the regulatory landscape in the PRC, particularly regarding the requirement of approvals, including on a retrospective basis, from the CAC, the CSRC, or other PRC authorities with respect to our offerings, as well as other procedures that may be imposed on us. In the event that we or any of our subsidiaries are subject to the compliance requirements, we cannot assure you that any of these entities will be able to receive clearance of such compliance requirements in a timely manner, or at all. Any failure of our Company or our subsidiaries to fully comply with new regulatory requirements may subject us to regulatory actions, such as fines, relevant businesses or operations suspension for rectification, revocation of relevant business permits or operational license, or other sanctions, which may significantly limit or completely hinder our ability to offer or continue to offer our securities cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.

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

We conduct all of our operations in China, and all of our assets are located in China. In addition, our chief financial officer, Mr. Wenhuai Zhuang, and our directors, Mr. Fangzhong Sun, Mr. Wandong Chen, and Ms. Xinyu Deng are residents of mainland China. Our Chief Executive Officer and chairperson of the board, Ms. Ngai Ngai Lam, and our director, Ms. Ngo Yin Tsang, are residents of Hong Kong. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process upon us or these persons in the United States if your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against the Company’s assets or the assets of the Company’s directors and officers.

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

Any funds we transfer to our PRC subsidiaries, either as shareholder loans or as increases in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in China, capital contributions to our PRC subsidiaries are subject to the approval of or filing with MOFCOM or its local branches and registration with a local bank authorized by SAFE. In addition, (i) any foreign loans procured by our PRC subsidiaries are required to be registered with SAFE or its local branches and (ii) a PRC subsidiary of ours may not procure foreign loans which exceed the difference between its total investment amount and registered capital, or 2.5 times of the amount of such PRC subsidiary’s net assets, whichever is larger. Such maximum amount of foreign loans that our PRC subsidiaries is allowed to procure, based on the audited net asset value of our PRC subsidiaries as of December 31, 2023, the most recent audited net asset value of our PRC subsidiaries available as of the date of this annual report, is RMB62.16 million (approximately $8.76 million). For more information on restrictions and limitations on the amount of loans, please see “Item 4. Information on the Company —B. Business Overview—Regulation—Regulations on Foreign Exchange—Regulations on loans to and direct investment in the PRC entities by offshore holding companies”. Any medium or long-term loan to be provided by us to our PRC subsidiaries must be registered with the NDRC and the SAFE or their local branches. We may not be able to complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to complete such registrations, our ability to use the proceeds of our future offerings and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets.

Relevant PRC laws and regulations permit the companies in the PRC to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, each of the companies in the PRC are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. The companies in the PRC are also required to further set aside a portion of their after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at their discretion. These reserves are not distributable as cash dividends. Furthermore, in order for us to pay dividends to our shareholders, we will rely on payments made from our PRC subsidiaries. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

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

As a result of the above, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, such funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong, due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the competent government to the transfer of cash.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the PRC EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, this rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. China Liberal Beijing is wholly-owned by Boya Hong Kong. Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. The beneficial owner of the relevant dividends and the corporate shareholder to receive dividends from China Liberal Beijing must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Announcement on Issues Concerning “Beneficial Owners” in Tax Treaties in February 2018, which stipulates that a “beneficial owner” means a person who owns and has the right to dispose of the income and the rights or property generated from the said income, and sets forth certain detailed factors in determining the “beneficial owner” status. In current practice, a Hong Kong enterprise must obtain a tax resident certificate from the relevant Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority. As of the date of this annual report, we have not commenced the application process for a Hong Kong tax resident certificate from the relevant Hong Kong tax authority, and there is no assurance that we will be granted such a Hong Kong tax resident certificate.

Even after we obtain the Hong Kong tax resident certificate, we are required by applicable tax laws and regulations to file the required forms and materials with the relevant PRC tax authorities to prove that we can enjoy 5% lower PRC withholding tax rate. Boya Hong Kong intends to obtain the required materials and files with the relevant tax authorities when it plans to declare and pay dividends, but there is no assurance that the PRC tax authorities will approve the 5% withholding tax rate on dividends received from Boya Hong Kong.

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

We have requested PRC residents holding direct or indirect interest in our Company to our knowledge to make the necessary applications, filings and amendments as required by applicable foreign exchange regulations. However, due to the inherent uncertainty in the implementation of the regulatory requirements by PRC authorities, such registration might not be always practically available in all circumstances as prescribed in those regulations. Additionally, we may not always be able to compel our ultimate shareholders who are PRC residents to comply with SAFE Circular 37 or other related regulations. As such, we cannot assure you that our ultimate shareholders who are PRC residents will in the future provide sufficient supporting documents required by the SAFE or complete the required registration with the SAFE in a timely manner, or at all. Any failure by any of our shareholders who is a PRC resident, or is controlled by a PRC resident, to comply with relevant requirements under these regulations could subject us to fines or sanctions imposed by the PRC government, including restrictions on China Liberal Beijing’s ability to pay dividends or make distributions to us and on our ability to increase our investment in China Liberal Beijing.

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

Our Ordinary Shares may be delisted and prohibited from being traded under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting and the cessation of trading of our Ordinary Shares, or the treat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, any inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

Pursuant to the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our Ordinary Shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. Our auditor, Audit Alliance LLP, was not subject to that determination. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCA Act, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. A prohibition of being able to trade in the United States would substantially impair or completely hinder your ability to sell or purchase our Ordinary Shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our Ordinary Shares or render them worthless. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offerings.

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

On July 7, 2022, the CAC published the Measures for the Security Assessment of Outbound Data Transfer, which effected on September 1, 2022. The measures apply to the security assessment of important data and personal information collected and generated during operation within the territory of the People’s Republic of China and transferred abroad by a data handler. According to the Measures, if a data handler transfers data abroad under any of the following circumstances, it shall file to the State Cyberspace Administration for security assessment via the Province Cyberspace Administration: (i) a data handler who transfers important data to abroad; (ii) a critical information infrastructure operator, or a data handler processing the personal information of more than 1 million individuals transfers personal information abroad; (iii) since January 1 of the previous year, a data handler cumulatively transferred abroad the personal information of more than 100,000 individuals, or the sensitive personal information of more than 10,000 individuals; or (iv) other circumstances where the security assessment for the outbound data transfer is required by the State Cyberspace Administration. On November 28, 2023, the CAC approved the Regulations on Promoting and Regulating the Cross-border Data Flow, which was published and became effective on March 22, 2024. According to the Regulations on Promoting and Regulating the Cross-border Data Flow, a data handler transferring personal information (excluding sensitive personal information) abroad, if meeting any of the following conditions, is exempt from a cross-border security assessment declaration: (i) to fulfill international contracts with individuals; (ii) implementing cross-border human resources management; (iii) in emergency situations to protect the life, health, and property of individuals; or (iv) a data handler, other than operators of CIIO, since January 1 of any given year, has cumulatively transferred abroad the personal information of less than 100,000 individuals.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish half year results as press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

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

A non-U.S. corporation such as us will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

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

Because our PFIC status for 2024 or any future taxable year could depend on market conditions, which have been and may continue to be unstable, we cannot express an expectation as to our PFIC status for any such year. If more than 50% of our assets are assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse US federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate History and Structure

We are not a Chinese operating company, but an offshore holding company incorporated in the Cayman Islands. As a holding company with no operations of our own, our operations are conducted in China through our wholly owned PRC subsidiaries, China Liberal Beijing and Oriental Wisdom. This structure involves unique risks to investors. Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of our Ordinary Shares, including that it could cause the value of our Ordinary Shares to significantly decline or become worthless. See “— D. Risk Factors — Risks Related to Doing Business in China — Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on our business and operations.”

We directly hold 100% of the equity interests in our subsidiaries, and we consolidated the financial results of the former affiliated entities during the time periods when they were our affiliated entities in the consolidated financial statements of the Company in accordance with U.S. GAAP. Our Ordinary Shares are the shares of the offshore holding company in the Cayman Islands, instead of shares of our operating companies in China. Therefore, holders of our Ordinary Shares do not directly hold any equity interests in our operating companies and investors are purchasing an interest in the Cayman Islands holding company.

Through China Liberal Beijing, we commenced our operations in August 2011.

China Liberal Education Holdings Limited, or China Liberal, was incorporated in the Cayman Islands on February 25, 2019.

On July 8, 2019, our shareholders approved a subdivision of our outstanding Ordinary Shares at a ratio of 1,000-for-1.

On July 15, 2019, our sole director approved a share issuance increasing our outstanding Ordinary Shares by 3,999,000 to 5,000,000.

We directly hold 100% of the equity interests of Yi Xin BVI, which in turn holds 100% of Boya Hong Kong. Boya Hong Kong originally held 91.1772% of the equity interests of China Liberal Beijing, our PRC operating entity. On February 1, 2019, Boya Hong Kong entered into share transfer agreements with each of the non-controlling shareholders of China Liberal Beijing and completed the acquisition of the 8.8228% non-controlling interest in China Liberal Beijing. After these transactions, Boya Hong Kong owns 100% of China Liberal Beijing.

On May 8, 2020, our Ordinary Shares commenced trading on the Nasdaq Capital Market under the symbol “CLEU.” We raised approximately US$4.8 million in net proceeds from our initial public offering after deducting underwriting commissions and the offering expenses.

On April 19, 2021, we closed our self-underwritten public offering of 6,000,000 Ordinary Shares at the purchase price of $5.00 per share. We raised a total of $30 million gross proceeds through this self-underwritten public offering, before deducting offering-related expenses. Net proceeds from that offering amounted to approximately $29.2 million.

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

From September 22 to September 25, 2023, we entered into a series of subscription agreements (collectively, the “Subscription Agreements”) with eight purchasers, each an unrelated third party to the Company (collectively, the “Purchasers”). Pursuant to the Subscription Agreements, the Purchasers agreed to subscribe for and purchase, and the Company agreed to issue and sell to the Purchasers, an aggregate of 18,000,000 ordinary shares of the Company, par value US$0.001 per share (the “Shares”), at a purchase price of $0.50 per share, and for an aggregate purchase price of $9,000,000. The Shares were offered under the Company’s registration statement on Form F-3 (File No. 333-273266), initially filed with the U.S. Securities and Exchange Commission on July 14, 2023 and declared effective on July 21, 2023. The transactions contemplated by the Subscription Agreements were closed on September 29, 2023 and the Shares were issued to the Purchasers on the same day.

On October 30, 2023, China Liberal Beijing transferred all its equity interests in China Liberal Fujian, who had no business operations and no assets at the time of transfer, to an unrelated third party, for a consideration of RMB10,000 (approximately $1,412).

On December 28, 2023, the Company enter into a Share Transfer Agreement with Wanwang and Xiaoshi Huang, pursuant to which the Company agreed to transfer all of the equity interests in Wanwang to Xiaoshi Huang in consideration for US$40 million. Xiaoshi Huang also agreed to unconditionally and irrevocably release and discharge the Company and all of the Company’s related parties from any and all claims, debts, obligations and liabilities arising from or in connection with certain payments under the Stock Purchase Agreement. Additionally, parties to the Share Transfer Agreement agreed that the results of operations of Wanwang from the closing of the transactions contemplated by the Stock Purchase Agreement up to August 31, 2023 shall be consolidated into the Company’s results of operations, and since September 1, 2023, results of operations of Wanwang and any income or losses incurred by Wanwang shall be borne by Xiaoshi Huang. The transactions contemplated by the Share Transfer Agreement will be closed on such date as will be mutually agreed upon by the parties to the Share Transfer Agreement, but will be no later than two business days after the date on which all closing conditions have been satisfied or waived. The Company expects the transactions to close on or before June 30, 2024.

On January 19, 2024, the Company effected a share consolidation of each fifteen (15) ordinary shares with par value of $0.001 per share each in the Company’s authorized share capital (including issued and unissued share capital) into one (1) ordinary share with par value of US$0.015 each (the “Share Consolidation”). As a result of the Share Consolidation, each fifteen (15) pre-consolidation ordinary shares, par value of US$0.001 each, outstanding were consolidated into one issued and outstanding ordinary share of par value of US$0.015 each without any action on the part of the shareholders.

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

Holding Foreign Companies Accountable Act

Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect the workpapers prepared by our auditor, and that as a result an exchange may determine to delist our securities. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCA Act and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the delisting of our Company and the prohibition of trading in our securities if the PCAOB is unable to inspect our accounting firm at any future time. On December 16, 2021, the PCAOB issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions. Our auditor, Audit Alliance LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is headquartered in Singapore and subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is not subject to the determination issued by the PCAOB on December 16, 2021. On August 26, 2022, the CSRC, the MOF, and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. However, uncertainties still exist as to whether and how this new Protocol will be implemented and when the PCAOB reassesses its determinations by the end of 2022, it could determine that it is still unable to inspect and investigate completely audit firms based in China and Hong Kong. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Our Ordinary Shares may be delisted and prohibited from being traded under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting and the cessation of trading of our Ordinary Shares, or the treat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, any inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.”

Nasdaq Notification Letters

On February 15, 2023, we received a written notification letter from Nasdaq that we were not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rules for continued listing on Nasdaq. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for 30 consecutive business days. Based on the closing bid price of our ordinary shares for the 30 consecutive business days from January 3, 2023 to February 14, 2023, we did not meet the minimum bid price requirement. We are provided until August 14, 2023 to regain compliance with the bid price requirement. At the expiration of the 180-day period, we may be eligible for another 180 days to regain compliance or face delisting.

On July 7, 2023, we received a written notification letter from Nasdaq informing us that we have regained compliance with the Nasdaq’s minimum bid price requirement and the matter is closed.

On September 26, 2023, we received a written notification letter from Nasdaq that we were not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rules for continued listing on Nasdaq. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for 30 consecutive business days. Based on the closing bid price of our ordinary shares for the 30 consecutive business days from August 14, 2023 to September 25, 2023, we did not meet the minimum bid price requirement. We were provided until Mach 25, 2024 to regain compliance with the bid price requirement.

On January 19, 2024, the Company effected the Share Consolidation. As a result of the Share Consolidation, each fifteen (15) pre-consolidation ordinary shares, par value of US$0.001 each, outstanding were consolidated into one issued and outstanding ordinary share of par value of US$0.015 each without any action on the part of the shareholders.

On February 2, 2024, we received a written notification letter from Nasdaq informing us that we had regained compliance with the Nasdaq’s minimum bid price requirement and the matter is closed.

Corporate Information

Our principal executive office is located at 7th floor, Building 5, No 2 Zhenxing Road, Changping District, Beijing, the PRC. Our telephone at this address is +86-10-6597-8118. Our registered office in the Cayman Islands is located at the office of Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, Grand Cayman, KY1-9010, Cayman Islands. We maintain a corporate website at http://www.chinaliberal.com. The information contained in our website is not a part of this annual report.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures.

B. Business Overview

Our business was impacted by COVID-19 pandemic in the fiscal year ended December 31, 2021 and 2022, but not in the fiscal year ended December 31, 2023. See “Item 3. Key Information —D. Risk Factors— Risks Related to the Business and Industry of the Operating Entities — We face risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt our operations” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Impact of the COVID-19 on Our Performance and Financial Indicators.”

Overview

We are an exempted company with limited liability incorporated in the Cayman Islands on February 25, 2019. Through our operating companies (i) China Liberal Beijing, incorporated in the PRC on August 10, 2011 and (ii) Oriental Wisdom, incorporated in the PRC on August 17, 2009. Our mission is to provide China’s students with the tools to excel in a global environment. We strive to meet the needs of the ever-growing number of young talents in China.

We provide a wide variety of educational services and products intended to address the needs of schools and our students, mainly consisted of the following:

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

We started generating revenue in the year ended December 31, 2012 through our services provided under certain Sino-foreign Jointly Managed Academic Programs, giving us revenues of $2.7 million, $3.3 million and nil for the years ended December 31, 2021, 2022 and 2023. A vast majority of these revenues derived from our two major partners prior to August 2022, FMP and Minjiang University. On September 2, 2022, we completed the acquisition of Wanwang. From September 2, 2022 to August 31, 2023, we operated FMP and Strait College through Wanwang. We generated revenue from course fees derived from providing educational programs, namely FMP and Strait College, to students from September 2022 to August 31, 2023, which generated us revenue of $6.4 million and $7.6 million for the years ended December 31, 2022 and 2023, respectively.

We also started generating revenues from our Technological Consulting Services for Smart Campus Solutions business in 2017, with revenues of $1.1 million, $0.3 million and $0.7 million, representing 27.1%, 2.4% and 23.7% of our net revenues for the years ended December 31, 2021, 2022 and 2023, respectively.

Our Integration of Enterprises and Vocational Education business (tailored job readiness training services) only started generating revenue in the second half of 2019. In 2019, we generated de minimis revenue from this business line due to a limited number of students enrolled for our services. For the fiscal years ended December 31, 2021, 2022 and 2023, we generated revenue of $137,772, $1.3 million and $2.2 million from this business line, representing 3.5%, 10.9% and 76.3% of our net revenues in 2021, 2022 and 2023.

Additionally, we provided Overseas Study Consulting Services from 2017 to January 2022. We generated $36,174, $0.3 million and nil in revenues from our Overseas Study Consulting Services for the years ended December 31, 2021, 2022 and 2023, respectively, representing 0.9%, 2.8% and nil of our total revenue for those respective years.

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

Our Services and Products

We currently primarily generate revenue from providing the following services or products:

Integration of Enterprises and Vocational Education (Tailored job readiness training services)

In order to further diversify our business and to utilize our resources and network, we rolled out a new line of business, i.e., Integration of Enterprises and Vocational Education in late 2019. Currently, we contract with employers to provide job readiness training to graduating students from the appropriate partner schools so that such students would be better equipped to serve the employer at their respective job positions. Typically, we forge partnerships with selected Chinese vocational schools or colleges to provide tailored job readiness training services to students. The partner schools utilize their existing administrative ability, campus classrooms and facilities to recruit students into such training programs. We select, recruit and appoint qualified faculty, trainers or professionals to provide trainings and bears related costs, develop and deliver major training content and materials to students to optimize their learning outcome, improve their social and technical skills, coordinate with employers to provide internship job opportunities to students and eventually help students to find appropriate jobs after completion of the trainings and graduation. We actively support and interacts with enrolled students to ensure completion of the trainings, which normally takes several months to three years. Our contracts with partner schools are fixed price contracts, pursuant to which, we are to receive a fixed portion of training fees for services rendered. The training fees are collected first by partner schools from enrolled students before the training services start, and then remitted to us. We initially record such training service fees as deferred revenue and ratably recognized it as revenue over the training service period as our performance obligations related to teaching, training, management and other supporting services are carried throughout the training period. For the fiscal years ended December 31, 2023, 2022 and 2021, we earned $2.2 million, $1.3 million and $137,772, respectively, from providing tailored job readiness training services to students.

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

In January 2023, we entered into an agreement with Zhongtian Hechuang Energy Co., Ltd., pursuant to which we sold a large format display to the customer.

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

Big Data Center. Our big data center is a business systems cluster based on SaaS, or software as a service, a software licensing and delivery model in which the licensing is on a subscription basis and is centrally hosted. We developed and maintained all of the business systems, which include mobile online learning system, registrar administration system, office automation system, teaching resources database system, and human resources system. These systems are used by students, management and teachers of FMP, as the case may be. We were required to complete the development of this big data center by December 20, 2018 and provided continuous maintenance and upgrade services until the end of 2021. As of April 2022, we completed and delivered such big data center.

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

As of December 31, 2023, the total outstanding contract assets from the 2017 and 2019 FMP Smart Campus Agreements were nil.

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

In January 2023, we entered into an agreement with Zhongtian Hechuang Energy Co., Ltd., pursuant to which we sold a large format display to the customer.

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

Prior Business

Educational Services Provided through Operating Colleges

On September 2, 2022, we completed the acquisition of Wanwang. From September 2, 2022 to August 31, 2023, we operated FMP and Strait College through Wanwang. Revenue generated from this line of business was mainly comprised of course fees derived from providing educational programs, namely FMP and Strait College, to students, which generated revenue of $6.4 million and $7.6 million for the years ended December 31, 2022 and 2023, respectively.

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

The chart below illustrates the main segments of China’s education system:

Overview

Through Wanwang, we operated two colleges, FMP and Strait College from September 2, 2022 to August 31, 2023.

Fuzhou Melbourne Polytechnic, or FMP, was a junior college co-sponsored by Minjiang University in the PRC and Melbourne Polytechnic in Australia, which granted students diplomas after three years of study. Fujian Wanzhong was the sole investor of FMP, and pursuant to a cooperation agreement with Minjiang University on the formation of IEN College, the predecessor of FMP, Fujian Wanzhong was able to consolidate the financials of FMP into its own.

Strait College of Minjiang University, or Strait College, was a four-year university formed by Minjiang University in 2009, which granted students bachelor’s degrees after four years of study. Similar to FMP, Fujian Wanzhong was the sole investor of Strait College, and pursuant to a cooperation agreement with Minjiang University on the formation of Strait College, Fujian Wanzhong was able to consolidate the financials of FMP into its own.

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

Licenses, permits and approvals

Under applicable PRC laws and regulations, FMP was required to obtain school operation license and institution legal person certificate from the applicable governmental authorities in the PRC. During the period in which we operated FMP, FMP obtained the required license and certificate from applicable authorities for its operations. Under PRC laws and regulations, as a university formed by Minjiang University, Strait College was not regarded as a separate legal person from Minjiang University, and thus was not required to obtain school operation license, institution legal person certificate, or any other permits, licenses, or approvals for its business operations.

Education services and degrees

FMP and Strait College offered education services to their students, including courses encompassing a variety of subjects and categorized by majors and degree programs.

FMP offered a total of thirteen (13) majors to students under four (4) degree programs, namely international commerce, information engineering, hospitality, travel and tourism management, and English. To obtain the diploma of their chosen majors after three years of study, students were required to earn course credits by attending required and elective courses in their curriculum and obtaining passing scores.

Strait College, on the other hand, offered its bachelor’s degree through two different programs, (i) Fujian-Taiwan Universities Joint Talent Training Program (the “Joint Talent Program”), which was established in September 2011 between Strait College and Taiwan Chinese Culture University, and (ii) International General Education Courses Program.

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

International General Education Courses Program

The International General Education Courses (“IGEC”) program was a Sino-foreign joint education program developed and introduced by the Chinese Service Center for Scholarly Exchange (“CSCSE”), a public organization under the MOE of the PRC, in order to improve the overall reform and internationalization of PRC’s higher education. As a nationwide program, it was designed to encourage the exchange of teachers and students and the recognition of academic credits and degrees between Chinese and foreign universities.

The Strait IGEC Program was launched in July 2013. Students enrolled in this program typically followed the “2+2” model which required them to study at Chinese host Strait College for at least the first two years. Following the initial two-year term, students may choose to finish their remaining two years’ academic study overseas. Students in the “2+2” model under the Strait IGEC Program could transfer their academic credits to a partner school overseas, and upon graduation, would receive bachelor’s degrees from both Strait College of Minjiang University and the foreign university. Other students may choose the “4+0” model and spend the entire four years studying at Strait College, upon which they would receive an undergraduate degree from Strait College. For those students who chose the “4+0” model, our educational services and responsibility covered the whole four-year period.

Tuition fees and fees to Minjiang University

FMP and Strait College generated revenue through tuition fees collected from students. The amount of tuition fees was determined based on a number of factors, including the operating costs, and should be approved by local education authority before implementation. FMP’s students paid tuition fees of RMB18,000 (US$2,610) per student per academic school year, and for fall 2023 students and after, the tuition fees were increased to RMB23,800 (US$3,451) per student per academic school year. Strait College charged tuition fees ranging from RMB15,000 ($2,175) per student per school year to RMB28,000 ($4,060) per student per school year, depending on the applicable education programs.

Based on our cooperation agreements with Minjiang University, we agreed to pay 25% to the total tuition fees collected from students enrolled at Strait College to Minjiang University, and agreed to pay 25% of the increase in net assets of FMP in a given fiscal year from the prior fiscal year, if any, to Minjiang University. FMP and Strait College collected tuition paid by enrolled students at the beginning of each academic school year in September, and we paid Minjiang University applicable fees pursuant to the cooperation agreements on a periodic basis.

Teaching staff

FMP and Strait College assembled a high-caliber team of teaching professionals with outstanding abilities and a passion for teaching. As of December 31, 2022, FMP had a total of 103 teachers, including 59 full-time teachers and 44 part-time teachers, and Strait College had a total of 110 teachers, including 42 full-time teachers and 68 part-time teachers. As of August 31, 2023, FMP had a total of 100 teachers, including 56 full-time teachers and 44 part-time teachers, and Strait College had a total of 103 teachers, including 54 full-time teachers and 49 part-time teachers. FMP and Strait College sought to recruit teachers who possessed strong academic credentials, excellent communication skills, past academic and teaching experience, and practical knowledge.

Services Provided under Sino-foreign Jointly Managed Academic Programs

Prior to August 2022, we generated revenue by providing services under Sino-foreign Jointly Managed Academic Programs offered by colleges in China. After the completion of the acquisition of Wanwang on September 2, 2022, revenue from this line of business was accounted for as transactions between Wanwang and China Liberal Beijing, and were eliminated upon consolidation.

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

We have coordinated and actively engaged in providing services under several Sino-foreign Jointly Managed Academic Programs. The following was a list of the programs we engaged in for the fiscal years ended December 31, 2021, 2022 and 2023. The only programs we operated prior to August 2022 were (i) FMP Australia English for Academic Purposes Program (“FMP EAP Program”), and (ii) Strait College International General Education Courses Program (“Strait IGEC Program”).

Program Name	Chinese host university / college	Launch time

(i) FMP Australia English for Academic Purposes Program (“FMP EAP Program”)	Fuzhou Melbourne Polytechnic (“FMP”) (formerly IEN College of Minjiang University, and changed its name to FMP after rebranding in January 2017)	September 2011 (discontinued in 2022)

(ii) Fujian-Taiwan Universities English for Academic Purposes Program (“Fu-Tai EAP Program”)	Strait College	September 2011 (discontinued in July 2022)

(iii) Strait College International General Education Courses Program (“Strait IGEC Program”)	Initially hosted by IEN College of Minjiang University in September 2013, then transferred to Strait College after IEN College of Minjiang University rebranded to FMP in January 2017	September 2013 (discontinued in September 2023)

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

For the fiscal year ended December 31, 2022, there were 1,408 students enrolled in the FMP EAP Program. From 2014 to 2022, we served a total of 6,094 students (including those enrolled in IEN College of Minjiang University before the institute’s rebranding). There were no students enrolled in the FMP EAP Program in the fiscal year ended December 31, 2023.

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

For the fiscal year ended December 31, 2022 and from January 1, 2023 to August 31, 2023, there were 764 students enrolled in the Strait IGEC Program, respectively. Over the years, we assisted an aggregate of 5,782 students.

On September 2, 2022, we completed the acquisition of Wanwang. From September 2, 2022 to August 31, 2023, we operated FMP and Strait College through Wanwang the services provided under Sino-foreign Jointly Managed Academic Programs ceased.

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

For our Overseas Study Consulting Services, we charged students a one-time up-front fee based on the scope of consulting services requested by the students and recognize revenue over the service period. 90% of the service fee collected was non-refundable and was recognized ratably as revenue over the service period; while the remaining 10% of the service fee was refundable and was deferred and recognized as revenue when a student was successfully admitted by a foreign institution and a student visa was granted.

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

For the fiscal year ended December 31, 2021, there were 27 students enrolled in the School of Continuing Education of Beijing Foreign Studies University German program, 27 students enrolled in the School of Continuing Education of Beijing Foreign Studies Russian program, and no students enrolled in the China Academy of Art Italian language program. The service fees we received were approximated $4,211 per student per school year for Beijing Foreign Studies University for the German language program and approximately $3,646 for the Russian language program. We received all services fees generated from the 2021 German Language Program Agreement and the 2021 Russian Language Program Agreement as of December 31, 2021. According to the administration guidelines issued by General Office of the Ministry of Education in December 2021, universities and colleges shall cease projects and cooperation with external parties and, as a result, after all existing contracts with Beijing Foreign Studies University came to completion and all existing performance obligations were satisfied, we discontinued our Overseas Study Consulting Services in January 2023.

Our Teachers

As of December 31, 2023, we had ten (10) full-time teachers for our Integration of Enterprises and Vocational Education services. We seek to recruit teachers who possess strong academic credentials, excellent communication skills, past academic and teaching experience, and practical knowledge.

Employees

We had 63 employees as of December 31, 2023. We had 369 and 27 employees as of December 31, 2022 and 2021, respectively. Among the total employees, we had 0, 112, and 0 part-time employees as of December 31, 2023, 2022 and 2021, respectively. All of our employees have signed employment agreements. The Company and its employees may elect to re-negotiate and renew the employment agreements before expiration. The following table sets forth the number of our full-time employees, categorized by function as of December 31, 2023:

Management	8
Teaching staff	10
Sales staff	9
Technical support staff	4
Operations staff	11
Administrative staff	21
Total	63

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

Branding and Marketing

We plan to leverage its track record and expertise in smart campus resolutions to expand its customer base and provide its solutions and services to additional universities and colleges in China by conducting targeted marketing campaigns. We plan to also expand the application of the solutions to a wide range of scenarios.

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

We also face competition from textbook publishers in China for our sales of textbooks and course materials.

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

In addition, our intellectual property rights include ten trademark registrations in the PRC and five domain names registrations. We currently own two patents through one of our PRC subsidiaries, China Liberal Beijing, including one utility model patent and one design patent.

We believe we have taken, and take in the ordinary course of business, all appropriate available legal steps to reasonably protect our intellectual property in all material jurisdictions. To protect our brand and other intellectual property, we rely on a combination of trademark, copyright, domain names, know-how and trade secret laws as well as confidentiality agreements with our employees, contractors and others. We cannot be certain that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights. See “Item 3. Key Information—D. Risk Factors—Risks Related to the Business and Industry of the Operating Entities —If we fail to protect our intellectual property rights, our brand and business may suffer.”

Copyrights

As of the date of this annual report, we have registered 12 copyrights in our textbooks in the PRC, and 12 textbooks have been published. Details of published books are set out below:

No.	Name of Publication	Copyright Owner	Publication Date	ISBN
1	Boya Listening and Speaking 1	China Liberal Beijing	September 2019	978-7-309-14562-5/H.2933
2	Boya Listening and Speaking 2	China Liberal Beijing	February 2020	978-7-309-14851-2/H.2958
3	Boya Listing and Speaking 3	China Liberal Beijing	July 2020	978-7-309-15132-9/H.3016
4	Boya Writing 1	China Liberal Beijing	September 2019	978-7-309-14555-7/H.2929
5	Boya Writing 2	China Liberal Beijing	December 2019	978-7-309-14717-9/H.2942
6	Boya Writing 3	China Liberal Beijing	August 2020	978-7-309-15128-2/H.3012
7	Boya Writing 4	China Liberal Beijing	December 2020	978-7-309-15129-9/H.3013
8	Boya Reading 1	China Liberal Beijing	September 2019	978-7-309-14513-7/H.2924
9	Boya Reading 2	China Liberal Beijing	December 2019	978-7-309-14739-1/H.2953
10	Boya Reading 3	China Liberal Beijing	August 2020	978-7-309-15130-5/H.3014
11	Boya Reading 4	China Liberal Beijing	January 2021	978-7-309-15131-2/H.3015
12	Boya Listing and Speaking 4	China Liberal Beijing	January 2021	978-7-309-15447-4/H.3050

As of the date of this annual report, we have registered 66 software copyright registration in the PRC, details of which are set out below:

No.	Software Name	Registration No.	Date of Development	Date of First Publication
1	China Liberal Cloud Classroom Management System 1.0	2016SR040754	September 30, 2015	October 1, 2015
2	China Liberal Cloud Classroom Teacher Software 1.0	2016SR046771	September 30, 2015	October 1, 2015
3	China Liberal Cloud Classroom Student Software 1.0	2016SR044977	September 30, 2015	October 1, 2015
4	China Liberal Cloud Classroom Lesson Planning System 1.0	2016SR123004	September 30, 2015	October 1, 2015
5	China Liberal Cloud Classroom Learning Statistical Data System 1.0	2016SR122336	September 30, 2015	October 1, 2015
6	China Liberal Cloud Classroom Recommendation System 1.0	2016SR130198	September 30, 2015	October 1, 2015
7	China Liberal Cloud Classroom Practice Questions System 1.0	2016SR123966	September 30, 2015	October 1, 2015
8	Pocket Classroom (Android) Software 1.0	2017SR036399	September 1, 2016	Published
9	Pocket Classroom (IOS) Software 1.0	2017SR037051	September 1, 2016	Published
10	Pocket Classroom (Android) Software 1.0	2017SR040835	September 1, 2016	Published
11	Pocket Classroom (IOS) Software 1.0	2017SR040674	September 1, 2016	Published
12	Pocket Classroom Date Management System 1.0	2017SR036411	September 1, 2016	Published
13	China Liberal Smart Campus Registrar System (For Teacher)	2017SR712252	September 1, 2017	Published
14	China Liberal Smart Campus Registrar System (For Student)	2017SR714193	September 1, 2017	Published
15	My Lessons (Android) Software	2017SR710050	September 1, 2017	Published
16	My Lessons (IOS) Software	2017SR707597	September 1, 2017	Published
17	My Textbook (Android) Software	2017SR712427	September 1, 2017	Published
18	My Textbook (IOS) Software	2017SR709724	September 1, 2017	Published
19	University Students Image Big Data System	2019SR0979256	July 2, 2018	Published
20	China Liberal Smart Campus Office Automation Management System	2019SR0023351	September 1, 2018	Published
21	China Liberal Smart Campus Human Resources Management System	2019SR0021945	November 2, 2018	Published
22	China Liberal IoT Attendance Management Platform	2019SR0324187	January 4, 2019	January 4, 2019
23	China Liberal Laboratory Operations and Maintenance Management Platform	2019SR03433739	March 11, 2019	March 11, 2019
24	China Liberal Laboratory Safety Management Platform	2019SR0346228	March 11, 2019	March 11, 2019
25	China Liberal Smart Management Platform	2021SR0781264	July 8, 2020	July 8, 2020
26	China Liberal Behavioral Identification System	2021RS0781265	October 13, 2020	October 13, 2020
27	China Liberal AI-SPACE Control System	2021RS0781263	March 10, 2021	March 10, 2021
28	Student Information Management Platform	2015SR258542	September 10, 2013	September 10, 2013
29	College Students' Curriculum Management Platform	2015SR258728	August 30, 2014	August 30, 2015
30	Skills Training Platform	2015SR260281	March 17, 2015	March 17, 2015
31	Quality Assessment Management System	2015SR260490	July 15, 2015	July 15, 2015
32	Online Examination Management Platform	2015SR261376	August 3, 2015	August 3, 2015
33	Online Learning Platform	2015SR259724	August 21, 2015	August 21, 2015
34	IoT Big Data Management System	2018SR1036381	November 17, 2016	November 17, 2016
35	Art Education (Advertising Design) Practical Training Platform	2018SR1039584	November 21, 2016	November 21, 2016
36	Environmental Design Practical Training Platform	2018SR1034569	December 20, 2016	December 20, 2016
37	Mobile Internet Development Training Platform	2018SR1039580	December 20, 2016	December 20, 2016
38	Electronic Information Engineering (Internet of Things) Training Platform	2018SR1039572	December 14, 2017	December 14, 2017
39	Cloud Computing Technology and Application Practical Training Platform	2018SR1035809	December 15, 2017	December 15, 2017
40	Network Engineering Practical Training Platform	2018SR1035821	December 15, 2017	December 15, 2017

No.	Software Name	Registration No.	Date of Development	Date of First Publication
41	Art Design Practical Training Platform	2018SR1036088	December 20, 2017	December 20, 2017
42	Intelligent Network Communication System	2018SR1036388	December 20, 2017	December 20, 2017
43	Embedded Systems in Computer Science and Technology	2018SR1035774	December 28, 2017	December 28, 2017
44	Teaching Curriculum Management System	2021SR1095277	June 29, 2018	June 29, 2018
45	Teaching Quality Evaluation System	2021SR1096272	July 26, 2018	July 26, 2018
46	Environmental Art Design Practical Training Platform	2018SR1034579	October 11, 2018	October 11, 2018
47	Big Data Analysis Practical Training Platform	2018SR1039133	November 1, 2018	November 1, 2018
48	Applied Statistics Basic Practical Training Platform	2018SR1036371	November 1, 2018	November 1, 2018
49	Applied Mathematics Society Member System	2018SR1035761	November 2, 2018	November 2, 2018
50	Visual Communication Design Practical Training Platform	2018SR1035748	November 5, 2018	November 5, 2018
51	3D Virtual Teaching Software	2021SR1094689	November 24, 2018	November 24, 2018
52	Virtual Laboratory Teaching System	2021SR1096273	December 28, 2018	December 28, 2018
53	Network Engineering Optimization Control System	2021SR1090294	June 26, 2019	June 26, 2019
54	Big Data Teaching Practical Training Platform System	2021SR0734289	July 26, 2019	July 26, 2019
55	IoT Electronics and Information Engineering Training System	2021SR1095283	September 27, 2019	September 27, 2019
56	Teaching Management and Control Platform System	2021SR0734288	December 28, 2019	December 28, 2019
57	Exam Management System	2021SR0734291	April 17, 2020	April 17, 2020
58	Environmental Art and Design Template Management System	2021SR0743009	June 11, 2020	June 11, 2020
59	Art and Advertising Teaching Practical Training Management System	2021SR0741865	June 11, 2020	June 11, 2020
60	Mobile Internet Visual Communication Design System	2021SR1095275	June 18, 2020	June 18, 2020
61	Art Design Students Student File Management System	2021SR1095276	June 30, 2020	June 30, 2020
62	Big Data Performance Analysis System for Mathematics Teaching	2021SR0743008	October 30, 2020	October 30, 2020
63	Communication Engineering Terminal Intelligent Test System	2021SR0734644	December 4, 2020	December 4, 2020
64	Network Engineering Construction Base Station Training System	2021SR0741864	December 13, 2020	December 13, 2020
65	Multimedia Multi-screen Interactive Software System	2023SR1488970	April 12, 2023	April 12, 2023
66	AI-Space Recording and Broadcasting Workstation Software System	2023SR1496632	August 13, 2023	August 13, 2023

The right to publish and to monetary gains related to copyrights and software copyrights lasts for 50 years in the PRC, which will expire on December 31 of the 50th year after the date of publication. Such protection will not be extended if the textbook or software is not published within 50 years after the date of its completion or development.

Trademarks

As of the date of this annual report, we have 10 registered trademarks in the PRC, details of which are set out below:

No.	Trademark	Class	Registration No.	Registration Date	Expiration Date

1		41	12291328	August 28, 2014	August 27, 2034

2		42	12291054	August 28, 2014	August 27, 2034

3		9	17328159	September 7, 2016	September 6, 2026
4		42	17328158	September 7, 2016	September 6, 2026
5		41	21854350	December 28, 2017	December 27, 2027
6		42	21854351	December 28, 2017	December 27, 2027
7		41	21869652	December 28, 2017	December 27, 2027

8		42	43028991	December 14, 2020	December 13, 2030
9		42	17232906	August 28, 2016	August 27, 2026
10		35	15694443	January7, 2016	January 6, 2026

Domain Names

As of the date of this annual report, we have registered the following five domain names in the PRC, details of which are set out below:

No.	Holder	Domain name	Registration Date	Expiration Date
1	China Liberal Beijing	chinaliberal.com	July 30, 2013	July 30, 2025
2	China Liberal Beijing	byaispace.com	February 29, 2020	February 28, 2025
3	Oriental Wisdom	zihua.com.cn	November 13, 2005	November 13, 2024
4	Oriental Wisdom	edudongfang.cn	June 20, 2012	June 20, 2024
5	Oriental Wisdom	edudongfang.com	May 16, 2010	May 16, 2024

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

Regulations on Education

The principal regulations in China governing the education services the Company provides consist of the Education Law of the PRC and The Regulation on Professional Education (2022). Below is a summary of relevant provisions of these regulations.

Education Law of the PRC

On March 18, 1995, the National People’s Congress enacted the Education Law of the PRC, which was amended on August 27, 2009 and December 27, 2015, and further amended on April 29, 2021. The Education Law sets forth provisions relating to the fundamental education systems of the PRC, including a school system of pre-school education, primary education, secondary education and higher education, a system of nine-year compulsory education, a system of vocational education and a system of continuing education. The Education Law stipulates that the government formulates plans for the development of education and establishes and operates schools and other institutions of education and in principle, enterprises, social organizations and individuals are encouraged to operate schools and other types of educational organizations in accordance with PRC laws and regulations. Meanwhile, schools and other educational institutions established or run with fiscal expenses or donated assets shall not operate for profit-making purposes. The Education Law of the PRC establishes a general regulatory framework of education industry in the PRC, while specific requirements and obligations applicable to education providers are set forth in various regulations. Neither China Liberal Beijing nor Oriental Wisdom is aware of any of its current business activities being in violation of the Education Law of the PRC.

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

We were subject to these regulations on publishing and distribution of publications even though we limit the use of our textbooks to a small number of students (rather than selling to the general public) prior to January 2021. However, since January 2021, all of our textbooks have been published and distributed through a qualified publisher we engage, and therefore, we are not currently required to obtain any above-mentioned approvals or permits for selling our textbooks. Although as of the date of this annual report, we have not been subject to any fines or other forms of regulatory or administrative penalties or sanctions due to the lack of any the above-mentioned approvals or permits we failed to obtain prior to January 2021, we cannot assure you the government authorities will not impose any penalties or sanctions on us in the future for any incompliance in the past. See “Item 3. Key Information—D. Risk Factors—Risks Related to the Business and Industry of the Operating Entities —Our failure to obtain and maintain approval and permit related to publishing and selling our textbooks could have a material adverse impact on our business, financial conditions and results of operations.”

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

On November 28, 2023, the CAC approved the Regulations on Promoting and Regulating the Cross-border Data Flow, which was published and became effective on March 22, 2024. According to the Regulations on Promoting and Regulating the Cross-border Data Flow, a data handler transferring personal information (excluding sensitive personal information) abroad, if meeting any of the following conditions, is exempt from a cross-border security assessment declaration: (i) to fulfill international contracts with individuals; (ii) implementing cross-border human resources management; (iii) in emergency situations to protect the life, health, and property of individuals; or (iv) a data handler, other than operators of CIIO, since January 1 of any given year, has cumulatively transferred abroad the personal information of less than 100,000 individuals.

Our business operations do not currently involve the procurement of network products and services or data processing as network platform operators. We believe that the Cybersecurity Review Measures do not apply to our Company, and we are not required to conduct cybersecurity review.

Provisions on Foreign Investment

Law of Foreign Investment (2020)

All limited liability companies and joint stock limited companies incorporated and operating in the PRC are governed by the Company Law of the People’s Republic of China, or the Company Law, which was amended and promulgated by the Standing Committee of the National People’s Congress. The Company Law was amended on October 26, 2018 and was last amended on December 29, 2023, which will become effective on July 1, 2024. In the October 2018 amendment, paid-in capital registration, minimum requirements of registered capital and timing requirements of capital contributions were abolished. Foreign invested projects must also comply with the Company Law, with exceptions as specified in foreign investment laws. In the latest amendment, timing requirements of capital contributions was modified. The capital contributions of limited liability companies shall be paid within five (5) years from the incorporation date.

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

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Regulations, and five supporting guidelines, which became effective on March 31, 2023. On May 16, 2023, the CSRC issued the sixth supporting guideline. Pursuant to the Overseas Listing Regulations, companies in mainland China that directly or indirectly offer or list their securities in an overseas market, including a company in mainland China limited by shares and an offshore company whose main business operations are in mainland China and intends to offer shares or be listed in an overseas market based on its equities, assets or similar interests in mainland China are required to file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. If the company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, it may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. The Overseas Listing Regulations also provide that a company in mainland China must file with the CSRC within three business days for its follow on offering of securities after it is listed in an overseas market. On February 17, 2023, the CSRC also issued the Notice on Administration of the Filing of Overseas Offering and Listing by Domestic Companies and held a press conference for the release of the Overseas Listing Regulations, which, among others, clarified that the companies in mainland China that have been listed overseas before March 31, 2023 are not required to file with the CSRC immediately, but these companies should complete filing with the CSRC for their refinancing activities in accordance with the Overseas Listing Regulations. Based on the foregoing, we are not required to complete filing with the CSRC for our prior offshore offerings at this stage, but we may be subject to the filing requirements for our refinancing activities under the Overseas Listing Regulations.

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

Currently, China Liberal Beijing does not owe any outstanding debts to any of its offshore parent company. For any capital contributions contributed to China Liberal Beijing by its offshore parent company, China Liberal Beijing has obtained appropriate approval or filed with the appropriate authorities, as the case may be.

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

As of December 31, 2023, the PRC subsidiaries had complied with all these regulations.

C. Organizational Structure

The following diagram illustrates our current corporate structure, which includes our subsidiaries as of the date of this annual report:

D. Property, Plants and Equipment

Our principal executive offices are located at 7th Floor, Building 5, No. 2 Zhenxing Road, Changping District, Beijing, People’s Republic of China with office space of approximately 600 square meters. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

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

A. Operating Results

Overview

We are an educational service provider and technological consulting services provider operating under the “China Liberal” brand in the PRC.

We offered a wide range of educational services and programs, consisting primarily of operation of colleges, FMP and Strait College, from September 2022 to August 2023. We also offer job readiness training services since 2019, acting as the key bridge between our partner schools and employers, and provide tailored job readiness training to graduating students, or Integration of Enterprises and Vocational Education. Prior to August 2022, our main business operations were focused on providing services under Sino-foreign Jointly Managed Academic Programs.

On December 28, 2023, the Company enter into the Share Transfer Agreement with Wanwang and Xiaoshi Huang, pursuant to which the Company agreed to transfer all of the equity interests in Wanwang to Xiaoshi Huang in consideration for US$40 million. Xiaoshi Huang also agreed to unconditionally and irrevocably release and discharge the Company and all of the Company’s related parties from any and all claims, debts, obligations and liabilities arising from or in connection with certain payments under the Stock Purchase Agreement. Additionally, parties to the Share Transfer Agreement agreed that the results of operations of Wanwang from the closing of the transactions contemplated by the Stock Purchase Agreement up to August 31, 2023 shall be consolidated into the Company’s results of operations, and since September 1, 2023, results of operations of Wanwang and any income or losses incurred by Wanwang shall be borne by Xiaoshi Huang. The transactions contemplated by the Share Transfer Agreement will be closed on such date as will be mutually agreed upon by the parties to the Share Transfer Agreement, but will be no later than two business days after the date on which all closing conditions have been satisfied or waived. The Company expects the transactions to close on or before June 30, 2024.

Key Factors that Affect Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

Future prospects and demand for smart campus solutions from universities and colleges based in China

Our smart campus solutions business may be affected by several factors outside of control, including the amount of funding allocated by the local government to universities and colleges dedicated for smart campus upgrades. In the event that local governments cease providing financial support to colleges and universities for purpose of technological improvement, colleges and universities may budget less for smart campus upgrades. Additionally, our ability to adapt and improve our smart campus solutions to meet the evolving needs of institutions in the education sector will directly impact the competitiveness of our smart campus solutions. Further, relocations and construction plans of colleges and universities also influence the demand for smart campus solutions. Institutions with such plans are more likely to set higher budgets for installing technological infrastructures to support their educational activities, which we believe creates opportunities for companies providing smart campus solutions such as us. Any of these factors may individually or in aggregate affect our business operations, financial condition and results of operations.

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

Prior to 2020, we had benefited from Chinese students’ increasing demand for international education. Such demand was primarily driven by an increasing number of Chinese students seeking quality educations and who aspire to study abroad, which is in turn driven by factors including, but not limited to: (i) an increasing number of affluent families in China, (ii) the rising recognition of the quality of higher education overseas, and (iii) the emphasis placed by Chinese parents on the importance of enrollment in globally-recognized universities to improve their children’s career prospects. Due to the COVID-19 outbreak and ensuing international travel bans, students were restricted from pursuing their overseas education, and the demand for international education decreased significantly in 2021, 2022 and 2023. Beginning in January 2023, China no longer conducted nucleic acid tests and centralized quarantines for all inbound travelers, and measures to control the number of international passenger flights were lifted. However, there are still uncertainties regarding the COVID-19’s future impact. Therefore, while we do not expect the COVID-19 pandemic to negatively impact our business, results of operations, and financial position, the related financial impact cannot be reasonably estimated at this time.

Number of student enrollments

Our revenues primarily consist of tailored job readiness training services, tuition and fees from students enrolled in FMP and Strait College from September 2022 to August 2023, tuition and fees from students enrolled in the Sino-foreign Jointly Managed Academic Programs before August 2022, as well as other sources of revenue. The number of student enrollments for our tailored job readiness training services is largely driven by the demand for the educational services and programs offered by us, the amount of fees we charge, the effectiveness of our marketing and brand promotion efforts, our ability to maintain the consistency and quality of our teaching, as well as our ability to respond to competitive pressures.

Our tuition fees collected from students

Our results of operations are directly affected by the level of the tuition fees we charge to our students. Our ability to receive tuition fees from students largely depends on a number of factors within or out of our control, including our reputation to provide high quality education to students with satisfactory learning outcomes and job prospects, the diversity and desirability of the programs and areas of study offered, facilities, and other factors. Any decrease in the reputation or demand due to a deficiency in the quality of vocational education offered by us, learning outcomes, or job prospects may negatively impact our revenue, results of operations and financial condition.

Our ability to control costs and expenses and improve our operating efficiency

Teacher salaries and operating costs are the primary costs and expenses associated with tailored job readiness training services, which directly impact on our profitability. Teacher salaries are positively correlated with the size of full-time and part-time teachers employed by us for our tailored job readiness training services, and operating costs primarily consist of salaries paid to teachers, and commissions and service fees paid to third party agents that referred students to us. Our ability to drive the productivity of our staff and enhance our operating efficiency affects our profitability. If we fail to implement initiatives to control costs (including recruiting qualified teachers, designing training materials that enhance learning outcomes, and reducing administrative expenses) and improve our operating efficiency over time, our profitability will be negatively impacted.

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

Impact of the COVID-19 on Our Performance and Financial Indicators

Our results of operations and financial conditions in 2022 were affected by the COVID-19 pandemic but we did not recognize such  impact in 2023. The extent to which COVID-19 impacts our results of operations in the future will depend on the future developments of the pandemic, including new information concerning the global severity of and actions taken to contain the pandemic, which are highly uncertain and unpredictable. In addition, our results of operations could be adversely affected to the extent that the pandemic harms the Chinese and global economy in general. See also “Item 3. Key Information —D. Risk Factors— Risks Related to the Business and Industry of the Operating Entities —We face risks related to natural disasters, extreme weather conditions, health epidemics including the COVID-19, and other catastrophic incidents, which could significantly disrupt our operations.”

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

Recent Developments

On February 1, 2022, the Company entered into a Stock Purchase Agreement with Wanwang, Xiaoshi Huang, and Thrive Shine Limited (together with Xiaoshi Huang, the “Sellers”), to acquire all the equity interests of Wanwang from the Sellers in consideration for US$60 million, subject to certain adjustments and payable pursuant to an installment schedule.

On February 16, 2022, the Company entered into Amendment No. 1 to the Stock Purchase Agreement with Xiaoshi Huang, Thrive Shine Limited and Wanwang Investment Limited, to amend Section 2.3(a) of the Stock Purchase Agreement to update the payment method of consideration upon the closing of the transaction contemplated by the Stock Purchase Agreement. Under the Amendment No. 1 to the Stock Purchase Agreement, upon the closing of the transaction, US$33 million shall be delivered to a joint account controlled by the Company and Xiaoshi Huang, which shall be released to Xiaoshi Huang once adjustment to the total consideration, if any, has been made pursuant to Section 2.6(c) of the Stock Purchase Agreement. Simultaneous with the release of the US$33 million payment, the Company shall deliver US$7 million, or such reduced amount after adjustments, as determined under Section 2.6(c) of the Stock Purchase Agreement. The total amount of consideration due upon closing remained the same, subject to certain adjustments. With the exception of the foregoing amendment, all other provisions of the Stock Purchase Agreement remained unchanged.

Wanwang, through its subsidiaries, operates two colleges, including an independent three-year college and a four-year college. On September 2, 2022, the Company closed the transaction contemplated by the Stock Purchase Agreement, and as of the same date, all of the equity interests in Wanwang had been transferred to the Company and the Company delivered a total of US$40 million in closing consideration to Xiaoshi Huang in accordance with the terms of the Stock Purchase Agreement. The Company also agreed to deliver consideration in the amount of two US$10 million installments to Xiaoshi Huang, each such installment conditional upon the satisfaction of certain conditions set forth in the Stock Purchase Agreement (the “Contingent Payments”).

Due to the unsatisfactory business performance of the two colleges operated by Wanwang’s subsidiaries in the academic year of 2022, and uncertainties surrounding the ability of Wanwang’s subsidiaries to continue operating and exercising control over the above-referenced four-year college, as a result of an expected change in governmental policies in the near future, the board of directors of the Company believes it is in the best interests of the Company and its shareholders to restructure the transactions contemplated by the Stock Purchase Agreement, as amended.

On December 28, 2023, the Company entered into a Share Transfer Agreement with Wanwang and Xiaoshi Huang, pursuant to which the Company agreed to transfer all of the equity interests in Wanwang to Xiaoshi Huang in consideration for US$40 million. Xiaoshi Huang also agreed to unconditionally and irrevocably release and discharge the Company and all of the Company’s related parties from any and all claims, debts, obligations and liabilities arising from or in connection with the Contingent Payments under the Stock Purchase Agreement. Additionally, parties to the Share Transfer Agreement agreed that the results of operations of Wanwang from the closing of the transactions contemplated by the Stock Purchase Agreement up to August 31, 2023 shall be consolidated into the Company’s results of operations, and since September 1, 2023, results of operations of Wanwang and any income or losses incurred by Wanwang shall be borne by Xiaoshi Huang.

The transactions contemplated by the Share Transfer Agreement will be closed on such date as will be mutually agreed upon by the parties to the Share Transfer Agreement, but will be no later than two business days after the date on which all closing conditions have been satisfied or waived. The Company expects the transactions to close on or before June 30, 2024.

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

Year ended December 31, 2023 compared to year ended December 31, 2022

	2023	2022	Variance
	Amount	Amount	Amount increase (decrease)%
Revenue	$2,886,222	$5,218,283	$(2,332,061)	(44.7%)
Cost of revenue	(1,235,370)	(1,184,185)	51,185	4.3%
Gross profit	1,650,852	4,034,098	(2,383,246)	(59.1%)
Allowance for doubtful accounts and inventories	329,589	(734,750)	(1,064,339)	(144.9%)
Selling expenses	(230,061)	(282,099)	(52,038)	(18.4%)
General and administrative expenses	(2,684,903)	(4,566,187)	(1,881,284)	(41.2%)
Total operating expenses	(2,585,375)	(5,583,036)	(2,997,661)	(53.7%)
Goodwill impairment	(2,734,004)	-	(2,734,004)	100.0%
Interest income	2,043	10,155	(8,112)	(79.9%)
Interest expenses	(289,677)	(136,588)	153,089	112.1%
Government subsidy income	11,254	6,887	4,367	63.4%
Other income (expenses), net	122,828	(149,728)	272,556	182.0%
Loss before income tax	(3,822,079)	(1,818,212)	2,003,867	110.2%
Income tax expenses	(1,973)	(460,040)	(458,067)	(99.6%)
Net loss from continuing operations	$(3,824,052)	$(2,278,252)	$1,545,800	67.9%
Discontinued operations
Net (loss) income from discontinued operations, net of tax	(1,134,692)	589,349	(1,724,041)	(292.5%)
Net loss	$(4,958,744)	$(1,688,903)	$(3,269,841)	(193.6%)

Revenues. Revenues decreased by $2.3 million, or 44.7%, to $2.9 million in the fiscal year ended December 31, 2023 from $5.2 million in the fiscal year ended December 31, 2022. The decrease in our revenue was mainly attributable to the discontinued revenue from Sino-foreign jointly managed academic programs as this service was terminated after disposal of colleges in December 2023.

Our revenue by service type is as follows:

	For the years ended December 31,
	2023		2022		Variances
	Amount	%	Amount	%	Amount	%
Revenue from Sino-foreign Jointly Managed Academic Programs	-	-	$3,343,316	64.1%	$(3,343,316)	(100.0%)
Revenue from tailored job readiness training services	$2,203,169	76.3%	1,264,411	24.2%	938,758	74.2%
Revenue from Overseas Study Consulting Services	-	-	317,228	6.1%	(317,228)	(100.0%)
Revenue from Technological Consulting Services for Smart Campus Solutions	683,053	23.7%	279,380	5.4%	403,673	144.5%
Revenue from textbook and course material sales	-	-	13,948	0.3%	(13,948)	(100.0%)
Total revenue	$2,886,222	100.0%	$5,218,283	100.0%	$(2,332,061)	(44.7%)

Revenue from Sino-foreign Jointly Managed Academic Programs

Our revenue from Sino-foreign Jointly Managed Academic Programs primarily consisted of our cooperation with the following Chinese universities:

(i) FMP

FMP hosted the FMP Australia English for Academic Purposes Program (the “FMP EAP Program”). Before FMP was rebranded in January 2017, FMP’s former entity operating under the name IEN College of Minjiang University also hosted the International General Education Courses program (the “IGEC program”), a Sino-foreign joint education program developed and introduced by the Chinese Service Center for Scholarly Exchange (“CSCSE”), a public organization under the Ministry of Education of the PRC, in order to improve the overall reform and internationalization of PRC’s higher education.

(ii) Strait College

Strait College hosted the Fujian-Taiwan Universities Joint Talent Training Program. Since January 2017, Strait College has also been hosting the IGEC program after it took over this program from the then IEN College of Minjiang University.

Revenues from the Sino-foreign Jointly Managed Academic Programs were primarily generated from tuition fees or service fees we charged to students. Revenue from Sino-foreign Jointly Managed Academic Programs decreased by $3.3 million, or 100.0%, to nil for the year ended December 31, 2023 from $3.3 million for the fiscal year ended December 31, 2022. This decrease was primarily attributable to two factors, (i) revenue generated from Sino-foreign Jointly Managed Academic Programs were accounted for as transactions between Wanwang and China Liberal Beijing and were eliminated upon consolidation, and (ii) the termination of this line of service after disposition of two colleges in 2023.

Revenue from Tailored Job Readiness Training Services

The revenue from tailored job readiness training services increased by $0.9 million, or 74.2%, from $1.3 million in 2022 to $2.2 million in 2023, mainly attributable to revenue contribution from our newly acquired entity, Oriental Wisdom in July 2022. Oriental Wisdom contributed only five months of revenue in 2022 as opposed to 12 months of revenue in 2023. On July 14, 2022, the Company closed the transactions contemplated by the Stock Purchase Agreement entered into on June 9, 2022 by and among the Company, China Liberal Beijing, Oriental Wisdom, the acquired company, and Beijing Cloud Class Technology Co., Ltd., the seller of the acquired company, and completed its acquisition of Oriental Wisdom, an integrated education services provider focusing on operating jointly-managed academic programs in the vocational higher education industry in China.

Revenue from Overseas Study Consulting Services

Our overseas study consulting services target those students who wish to study in foreign countries to enrich their learning experiences, expand their horizons, and gain exposure to a broader array of employment opportunities. Our revenue from Overseas Study Consulting Services decreased by $0.3 million, or 100.0% to nil in the year ended December 31, 2023 from $0.3 million in the fiscal year ended December 31, 2022. We discontinued our Overseas Study Consulting Services in January 2023 after all existing contracts with Beijing Foreign Studies University came to completion and all existing performance obligations were satisfied, in accordance with the administration guidelines issued by General Office of the Ministry of Education in December 2021, which provide that universities and colleges shall cease projects and cooperation with external parties.

Revenue from Technological Consulting Services for Smart Campus Solutions and Technical Support Services for Other Entities

Our revenue from smart campus related technological consulting services and technical support services for other entities increased by $0.4 million, or 144.5%, from $0.3 million for the year ended December 31, 2022 to $0.7 million for the year ended December 31, 2023. The increase was primarily attributable to an increase of projects undertaken from six projects in 2022 to seven projects in 2023. The increase in revenue was also attributable to the increase in average project size from $46,563 per project in 2022, to $97,579 per project in 2023.

Revenue from textbooks and course material sales

In order to ensure the quality of course content delivered to students and to meet international standards, we have developed, edited, and published 12 English textbooks and course materials with an emphasis on language training, and distributed these materials to students enrolled under our Sino-foreign joint education programs. In 2021, we engaged a publisher to handle the printing these textbooks and course materials. Under our arrangement with the publisher, we charge 8% royalties for each book and we do not receive royalties for the first 5,100 copies of each book. Our revenue from textbooks and course material sales decreased by $13,948, or 100.0%, from $13,948 for the fiscal year ended December 31, 2022 to nil for the fiscal year ended December 31, 2023. The decrease was mainly attributable to decreased demand for our textbooks and course materials. According to our agreement with the publisher, we will be able to receive a fee only when the number of copies printed by the publisher exceed a pre-determined volume of 5,100 copies. In 2023, 24,841 copies were printed.

Cost of revenues

Our overall cost of revenue increased by $51,185, or 4.3%, from $1.2 million in fiscal year 2022 to $1.2 million in fiscal year 2023. The increase was primarily due to the increase in cost of revenue associated with tailored job readiness training services by $0.3 million and cost of revenue associated with technological consulting services for smart campus related projects by $0.3 million. The increase was partially offset by a decrease of cost of revenue associated with Sino-foreign jointly managed academic programs by $0.5 million and cost of revenue associated with overseas study consulting services by $0.1 million. Our cost of revenue accounted for 43% and 23% of our total revenue for the fiscal years ended December 31, 2023 and 2022, respectively.

Gross profit

Our overall gross profit decreased by $2.4 million, or 59.1%, from $4.0 million in fiscal year 2022 to $1.7 million in fiscal year 2023, while gross profit margin decreased by 20%, from 77% in fiscal year 2022 to 57% in fiscal year 2023. The decrease in gross profit was primarily due to decreased gross profit contribution of $2.9 million from Sino-foreign jointly managed academic programs and gross contribution of $0.2 million from overseas study consulting services. The decrease was partially offset by increased gross profit contribution of $0.6 million from tailored job readiness training services and gross profit contribution of $0.1 million from technological consulting services for smart campus.

Allowance for doubtful accounts and inventories

We maintain allowance for doubtful accounts and allowance for inventory for estimated losses. We review our accounts receivable and inventories on a periodic basis and make general and specific allowances when there is doubt as to the collectability of individual balances and net realizable value of inventories. In evaluating the collectability of individual receivable balances, we consider various factors, including the age of the balance, customer’s payment history, its current credit-worthiness and current economic trends. Accounts are written off after efforts at collection prove unsuccessful. For the years ended December 31, 2023 and 2022, allowance for doubtful accounts was a reversal of $0.3 million and an allowance of $0.7 million, respectively.

The Company evaluates inventories on a yearly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and future demand of each type of inventories. For the years ended December 31, 2023 and 2022, allowance for inventories was $18,975 and $5,392, respectively.

Selling expenses

Selling expenses decreased by $0.05 million, or 18.4%, from $0.28 million for the fiscal year 2022 to $0.23 million for the fiscal year 2023. The decrease in selling expenses was primarily attributable to a reduction of headcount in our sales and marketing force and related travelling expenses.

General and administrative expenses

General and administrative expenses decreased by $1.9 million, or 41.2%, from $4.6 million for the fiscal year 2022 to $2.7 million for the fiscal year 2023, primarily due to decreased in share-based compensation of $2.8 million. The decrease was partially offset by an increase in staff salaries and related benefit expenses of $0.9 million due to full year impact of Oriental Wisdom staff expenses in 2023 as compared to six months impact in 2022 as Oriental Wisdom was newly acquired in June 2022.

Goodwill impairment

During the year ended December 31, 2022, the Company completed an acquisition. The acquisition was expected to strengthen the Company’s business expansion and to generate synergy with the Company’s organic business. The results of the acquired entity’s operations have been included in the Company’s consolidated financial statements since the date of acquisition. The Company completed the valuation necessary to assess the fair value of the acquired assets and liabilities, resulting from which the amounts of goodwill were determined and recognized as of the acquisition date.

As of December 31, 2022, management had recorded a total provisional goodwill of $9.5 million arising from acquisition. As of December 31, 2023, management completed a quantitative goodwill impairment analysis and indicated an impairment of Oriental Wisdom and recorded a non-cash impairment charge of $2.7 million. The final goodwill arising from the acquisitions is dependent on the completion of the valuation of the assets acquired and liabilities assumed (including any intangible assets). Adjustments to the provisional amount may be required upon finalization of the valuation of net assets. There is a twelve-month period to finalize the purchase price allocation, accordingly management's assessment is provisional at this time.

Goodwill arising from the business combinations, which are not tax deductible, are mainly attributable to synergies expected to be achieved from the acquisitions.

Interest expenses

Interest expenses increased by $0.2 million, or 112.1%, to $0.3 million for the fiscal year 2023 from $0.1 million for the fiscal year ended December 31, 2022, primarily due to interest expenses on short-term bank loan, loans from third parties and loans from related parties.

Other income (expenses), net

Other income was $0.1 million for the year ended December 31, 2023, as compared to other expenses of $0.1 million for the year ended December 31, 2022. Other income related to forfeiture of advance from a supplier of $0.1 million due to project cancellation. Other expenses in 2022 related to miscellaneous non-operating expenses incurred in 2022.

Income tax expenses

Income tax expenses were $1,973 for the year ended December 31, 2023, representing a decrease from $0.5 million for the fiscal year 2022. The decrease in income tax expenses were due to a net loss incurred by the Company and its subsidiaries.

Net loss from discontinued operations

Due to the unsatisfactory business performance of the two colleges operated by Wanwang’s subsidiaries in the 2022 academic year, and uncertainties surrounding the ability of Wanwang’s subsidiaries to continue operating and exercising control over Strait College, as a result of an expected change in governmental policies in the near future, the board of directors of the Company believed it was in the best interests of the Company and its shareholders to restructure the transactions contemplated by the Stock Purchase Agreement, as amended.

On December 28, 2023, the Company entered into the Share Transfer Agreement with Wanwang and Xiaoshi Huang, pursuant to which the Company agreed to transfer all of the equity interests in Wanwang to Xiaoshi Huang in consideration for US$40 million. Xiaoshi Huang also agreed to unconditionally and irrevocably release and discharge the Company and all of the Company’s related parties from any and all claims, debts, obligations and liabilities arising from or in connection with the Contingent Payments under the Stock Purchase Agreement. Additionally, parties to the Share Transfer Agreement agreed that the results of operations of Wanwang from the closing of the transactions contemplated by the Stock Purchase Agreement up to August 31, 2023 shall be consolidated into the Company’s results of operations, and since September 1, 2023, results of operations of Wanwang and any income or losses incurred by Wanwang shall be borne by Xiaoshi Huang.

In accordance with ASC 205-20, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as discontinued operations. When all of the criteria to be classified as discontinued operations are met, including management, having the authority to approve the action, commits to a plan to sell the entity, the major current assets, other assets, current liabilities, and non-current liabilities shall be reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45.

Net loss from discontinued operations were mainly related to the above-mentioned disposition.

Net loss

As a result of foregoing, net loss was $4.96 million for the fiscal year ended December 31, 2023, compared to net loss of $1.69 million for the fiscal year ended December 31, 2022.

Year ended December 31, 2022 compared to year ended December 31, 2021

	For the years ended December 31
	2022		2021
					Amount	Percentage
		As %		As %	increase	increase
	Amount	of sales	Amount	of sales	(decrease)	(decrease)
Revenue	$11,603,300	100.0%	$3,909,546	100.0%	$7,693,754	196.8%
Cost of revenue	(5,598,048)	48.2%	(1,149,148)	29.4%	4,448,900	387.1%
Gross profit	6,005,252	51.8%	2,760,398	70.6%	3,244,854	117.6%
Allowance for doubtful accounts	(734,750)	6.3%	-	-	734,750	100.0%
Selling expenses	(384,885)	3.3%	(152,759)	3.9%	232,126	152.0%
General and administrative expenses	(6,270,504)	54.0%	(3,778,329)	96.6%	2,492,175	66.0%
Income from operations	(1,384,887)	(11.9%)	(1,170,690)	29.9%	214,197	18.3%
Interest income	22,150	0.2%	94,195	2.4%	(72,045)	(76.5%)
Other income, net	133,874	1.2%	126,648	3.2%	7,226	5.7%
Income before income tax	(1,228,863)	(10.6%)	(949,847)	24.3%	279,016	29.4%
Income tax provision	(460,040)	4.0%	(300,034)	7.7%	160,006	53.3%
Net income	$(1,688,903)	(14.6%)	$(1,249,881)	32.0%	$439,022	35.1%

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

Revenues from the Sino-foreign Jointly Managed Academic Programs are primarily generated from tuition fees or service fees we charged to students. Revenue from Sino-foreign Jointly Managed Academic Programs increased by $0.6 million, or 24.9%, to $3.3 million for the year ended December 31, 2022 from $2.7 million for the fiscal year ended December 31, 2021. This increase was primarily attributable to an increase in the average tuition fees by 24.9%, which was due to a change in student mix enrolled in different academic programs with the universities / colleges, which resulted in an increase of $0.6 million in revenue. The increase is also due to an increase in the number of students by 1 from 2,488 students for the year ended December 31, 2021 to 2,489 students for the year ended December 31, 2022.

Revenue from Technological Consulting Services for Smart Campus Solutions and Technical Support Services for Other Entities

Our revenue from smart campus related technological consulting services and technical support services for other entities decreased by $0.8 million, or 73.6%, from $1.1 million for the year ended December 31, 2021 to $0.3 million for the year ended December 31, 2022. The decrease was primarily because we did not obtain smart campus projects of large size for the year ended December 31, 2022. For the year ended December 31, 2022, six projects were completed as compared with 18 completed projects for the year ended December 31, 2021. Many Chinese universities/colleges put on hold their “smart campus” project plans due to continued uncertainties associated with the COVID-19 pandemic during 2022, prior to the relaxation of COVID-19 restrictions imposed by the government. The decrease in revenue was also attributable to the decrease in average project size from $58,859 per project in 2021 to $46,563 per project in 2022.

Revenue from Overseas Study Consulting Services

Our overseas study consulting services target those students who wish to study in foreign countries to enrich their learning experiences, expand their horizons, and gain exposure to a broader array of employment opportunities. Our revenue from Overseas Study Consulting Services increased by $0.3 million, or 777.0% when comparing the year ended December 31, 2022 to the fiscal year ended December 31, 2021. The increase was mainly because our performance obligations for our service contract with Beijing Foreign Studies University were satisfied for the year ended December 31, 2022. According to the administration guidelines issued by General Office of the Ministry of Education in December 2021, universities and colleges shall cease projects and cooperation with external parties and, as a result, after all existing contracts with Beijing Foreign Studies University came to completion and all existing performance obligations were satisfied, we discontinued our Overseas Study Consulting Services in January 2023.

Revenue from Tailored Job Readiness Training Services

The revenue from tailored job readiness training services increased by $1.1 million, or 817.8%, from $137,772 in 2021 to $1.2 million in 2022, which was mainly attributable to the revenue contribution from our newly acquired entity, Oriental Wisdom. On July 14, 2022, the Company closed the transactions contemplated by the Stock Purchase Agreement entered into on June 9, 2022 by and among the Company, China Liberal Beijing, Oriental Wisdom, the acquired company, and Beijing Cloud Class Technology Co., Ltd., the seller of the acquired company, and completed its acquisition of Oriental Wisdom, an integrated education services provider focusing on operating jointly-managed academic programs in the vocational higher education industry in China.

Revenue from textbooks and course material sales

In order to ensure the quality of course content delivered to students and to meet international standards, we have developed, edited, and published 12 English textbooks and course materials with an emphasis on language training, and distributed these materials to students enrolled under our Sino-foreign joint education programs. In 2021, we engaged a publisher to handle the printing these textbooks and course materials. Under our arrangement with the publisher, we charge 8% royalties for each book and we do not receive royalties for the first 5,100 copies of each book. Our revenue from textbooks and course material sales decreased by $13,948, or 100.0% from nil for the fiscal year ended December 31, 2021 to $13,948 for the fiscal year ended December 31, 2022. The increase was mainly attributable to increased demand for our textbooks and course materials. According to our agreement with the publisher, we will be able to receive a fee only when the number of copies printed by the publisher exceed a pre-determined volume.

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

Operating expenses

The following table sets forth the breakdown of our operating expenses for the years ended December 31, 2022 and 2021:

	For the years ended December 31
	2022		2021		Changes
	Amount	%	Amount	%	Amount	%
Allowance for doubtful accounts	$734,750	9.9%	-		$734,750	100.0%
Selling expenses	384,885	5.2%	$152,759	3.9%	232,126	152.0%
General and administrative expenses	6,270,504	84.9%	3,778,329	96.1%	2,492,175	66.0%
Total operating expenses	$7,390,139	100.0%	$3,931,088	100.0%	$3,459,051	88.0%

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

Income tax expenses

Income tax expenses were $0.5 million for the year ended December 31, 2022, representing an increase from $0.3 million for the fiscal year 2021. Effective income tax rate was 37.4% and 31.6% for the years ended December 31, 2022 and 2021, respectively. The significant change in effective income tax rate comparing the two years is mainly due to the fact that significant expenses incurred by non-PRC entities and net loss incurred by two colleges and Oriental Wisdom.

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

	December 31,	December 31,	December 31,
U.S. Dollar Exchange Rate	2023	2022	2021
At the end of the period - USD: RMB	US$1=RMB7.0999	US$1=RMB6.8972	US$1=RMB6.3640
Average rate for the period - USD: RMB	US$1=RMB7.0809	US$1=RMB6.7526	US$1=RMB6.4441

We did not have any foreign currency investments hedged by currency borrowings or other hedging instruments in the fiscal years ended December 31, 2023, 2022 and 2021.

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

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax. We did not generate any assessable profits arising in or derived from Hong Kong for the fiscal years ended December 31, 2023, 2022 and 2021, and accordingly no provision for Hong Kong profits tax was made in these periods.

PRC

Generally, our PRC subsidiaries are subject to enterprise income tax on their respective taxable income in China at a statutory rate of 25%. The EIT Law grants preferential tax treatment to HNTEs. Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. China Liberal Beijing was approved as an HNTE in December 2016 and is entitled to a reduced income tax rate of 15%. China Liberal Beijing successfully renewed its HNTE certificate with local tax authority twice and has since continued to enjoy the reduced income tax rate of 15% for another three years until December 2025. Oriental Wisdom has also been accredited as an HNTE and entitled to a reduced income tax rate of 15% since December 2016. The EIT Law is typically enforced through the local tax authority in the PRC. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The corporate income taxes for fiscal year 2021 were reported at a blended reduced rate as a result of China Liberal Beijing being approved as a HNTE and enjoying a 15% reduced income tax rate, while China Liberal Fujian is subject to a standard 25% income tax rate. The corporate income taxes for fiscal years 2022 and 2023 were reported at a blended reduced rate as a result of the status of China Liberal Beijing and Oriental Wisdom as HNTEs and enjoying a 15% reduced income tax rate, while China Liberal Fujian was subject to a standard 25% income tax rate prior to October 30, 2023 when it was a subsidiary of the Company. The corporate income taxes for China Liberal Beijing was at a reduced income tax rate of 15% and can claim additional tax deductions for certain expenses. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

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

B. Liquidity and Capital Resources

For the fiscal year ended December 31, 2023, we had cash flow used by operating activities of approximately $3.8 million and reported a net loss of approximately $7.2 million. We had cash of $20.3 million as of December 31, 2023.

In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments.

As of December 31, 2023, we had positive working capital. Our working capital requirements are influenced by the level of our operations, the numerical volume and dollar value of our sales contracts, the progress of execution on our customer contracts, and the timing of accounts receivable collections.

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

As a holding company with no operations of our own, we conduct our operations primarily through our PRC subsidiaries. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our offerings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds—14.E. Use of Proceeds.” The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

The following table sets forth a summary of our cash flows for the years ended December 31, 2023, 2022 and 2021:

	For the years ended December 31,
	2023	2022	2021
Net cash (used in) provided by operating activities	$(3,784,615)	$423,597	$(1,420,805)
Net cash used in investing activities	(2,237,589)	(32,551,228)	(7,543)
Net cash provided by financing activities	12,717,429	12,895,251	29,056,503
Effect of changes of foreign exchange rates on cash	(7,449)	204,030	34,250
Net increase (decrease) in cash	6,687,776	(19,028,350)	27,670,972
Cash, beginning of year	13,650,071	32,678,421	5,007,449
Cash, end of year	$20,337,847	$13,650,071	$32,678,421

Operating activities

Net cash used by operating activities was $3.8 million for the year ended December 31, 2023. The net cash used in operating activities was primarily attributable to the following: net loss of $7.2 million, increase in advance to suppliers of $3.5 million for upcoming projects in 2024 and net cash used in operating activities from discontinued operations of $3.4 million, as partially offset by decrease in accounts receivable of $3.6 million due to collections, loss on disposal of subsidiaries of $2.3 million and goodwill impairment of $4.9 million.

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

Investing activities

Net cash used in investing activities was $2.2 million for the year ended December 31, 2023, which was primarily due to disposal of subsidiaries of $2.2 million.

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

Financing activities

Net cash provided by financing activities was $12.7 million for the year ended December 31, 2023, which primarily include net proceeds from issuance of ordinary shares of $8.9 million, net cash provided by financing activities from discontinued operations of $2.4 million and proceeds from loans of $1.3 million from third parties.

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

Contractual Obligations

The Company leases office spaces for its headquarter office under non-cancelable operating lease agreement with expiration date in August 2025. Lease expense for the years ended December 31, 2023, 2022 and 2021 was $37,399, $86,911 and $91,386, respectively.

As of December 31, 2023 and 2022, the remaining lease term was 1.7 years and 5 months, respectively. The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on actual incremental borrowing for 2023 and based on the benchmark lending rate for three-year loans as published by China’s central bank for 2023 to discount lease payments to present value. The weighted-average discount rate of the Company’s operating leases was 4.75% and 3.85%, as of December 31, 2023 and 2022, respectively.

Supplemental balance sheet information related to operating leases was as follows:

	December 31,	December 31,
	2023	2022
Right-of-use assets	$102,509	$13,107

Operating lease liabilities, current	63,410	10,887
Operating lease liabilities, non-current	32,525	-
Total operating lease liabilities	$95,935	$10,887

As of December 31, 2023, maturities of lease liability were as follows:

As of
December 31,
Twelve months ending December 31,	2023
2024	$66,335
2025	33,122
Total Future minimum lease payments	99,457
Less: Imputed interest	(3,522)
Total	$95,935

Capital Expenditures

Our capital expenditures on purchase of property and equipment were nil, nil and $4,439 in 2023, 2022 and 2021, respectively. We intend to fund our future capital expenditures with our existing cash balance and cash flow from operating activities. We will continue to make capital expenditures to meet the expected growth of our business.

Holding Company Structure

China Liberal Education Holdings Limited is a holding company with no operations of its own. We conduct our operations primarily through our subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict its ability to pay dividends to us.

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

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund-raising activities to our PRC subsidiaries only through loans or capital contributions, subject to the satisfaction of the applicable government registration and approval requirements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our offerings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries when needed.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information not necessarily to be indicative of future results of operations or financial conditions.

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

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, advances to suppliers, inventories, receivable from disposal of subsidiaries, goodwill on acquisitions, valuation allowance for deferred tax assets, provision necessary for contingent liabilities and revenue recognition. Actual results could differ from those estimates.

Accounts receivable, net

Accounts receivable are recorded net of allowance for uncollectible accounts.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No penalties or interest relating to income taxes had incurred for the years ended December 31, 2023, 2022 and 2021. All of our tax returns remain subject to examination by the tax authorities for three years from the date of filing.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Ngai Ngai Lam	56	Chairperson of the Board and Chief Executive Officer
Wenhuai Zhuang	38	Chief Financial Officer
Fangzhong Sun	78	Director
Wandong Chen	48	Independent Director
Ngo Yin Tsang	50	Independent Director
Xinyu Deng	43	Independent Director

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

Ms. Ngo Yin Tsang has served as our independent director since May 2020. Since June 2023, Ms. Tsang has been the company secretary and chief financial officer with HG Semiconductor Limited (HKEX: 6908), a public company listed on the Hong Kong Stock Exchange engaging in the design, development, manufacturing, subcontracting and sales of semiconductor products, including light-emitting diode lights, new generation of semiconductor gallium nitride chips and GaN device related application products in China. From November 2020 to May 2023, she was the company secretary and chief financial officer with DTXS Silk Road Investment Holdings Company Limited (HKEX: 620), a public company listed on the Hong Kong Stock Exchange engaging in auction business, winery, trading, property development and investment in China and Hong Kong. Since April 2014, Ms. Tsang has been the executive director of Good Talent Limited, a Hong Kong-based investment holding company. Since October 2021, Ms. Tsang has been acting as an independent director at Fu Shek Financial Holdings Limited (HKEX: 2263), a company providing securities trading services, placing and underwriting services, and investment advisory services in Hong Kong. From December 2016 to June 2021, Ms. Tsang was the independent non-executive director of Standard Development Group Limited (HKEX: 1867), a public company listed on the Hong Kong Stock Exchange engaging in interior renovation for residential, industrial and commercial properties in Hong Kong. Ms. Tsang has over 20 years of experience in auditing, accounting, corporate governance monitoring and financial management. Ms. Tsang holds a bachelor’s degree in Business Administration from Simon Fraser University in Canada in 1999, a bachelor’s degree in Law from Tsinghua University in the PRC in 2008, and a master’s degree in Law from the University of Wolverhampton in the United Kingdom in 2014. She is a member of the American Institute of Certified Public Accountants and also a member of Hong Kong Institute of Certified Public Accountants.

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

B. Compensation

For the fiscal year ended December 31, 2023, we paid an aggregate of $420,000 in cash to our executive officers and an aggregate of $13,473 in cash as compensation to our non-executive and independent directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

2023 Share Incentive Plan

In November 2023, our shareholders approved the 2023 Share Incentive Plan, to provide additional incentives to employees, directors and consultants and promote the success of our business.

The following paragraphs describe the principal terms of the 2023 Share Incentive Plan.

Types of Awards. The 2023 Share Incentive Plan permits the awards of options, share appreciation rights, share awards, restricted share units, dividend equivalents, or any other type of awards that the administrator decides.

Plan Administration. Our board of directors or a committee designated by the board of directors will act as the plan administrator. The plan administrator will determine the participants who are to receive awards, the type or types of awards to be granted, the number of awards to be granted, and the terms and conditions of each award grant.

Award Agreement. Awards granted under the 2023 Share Incentive Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, directors and consultants of our company. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than in accordance with the exceptions provided in the 2023 Share Incentive Plan, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the 2023 Share Incentive Plan. Unless terminated earlier, the 2023 Share Incentive Plan has a term of ten years. Our board of directors has the authority to amend or terminate the 2023 Share Incentive Plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the relevant grantee.

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

Duties and Functions of Directors

Under Cayman Islands law, all of our directors owe three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act (As Revised) of the Cayman Islands imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however, the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our third amended and restated articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

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

Terms of Directors and Officers

Each of our directors shall hold office until the earliest to occur of (i) expiration of his/her term as provided in the written agreement with the Company relating to the director’s term, if any, and the election or appointment of his/her successor, (ii) his/her resignation or (iii) his/her removal pursuant to the articles of association of the Company notwithstanding any agreement between such director and the Company. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Family Relationships

There is no family relationship among any of our directors or executive officers as defined in Item 401 of Regulation S-K.

Compensation Recovery Policy

We have adopted a compensation recovery policy to provide for the recovery of erroneously-awarded incentive compensation, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, final SEC rules and applicable listing standards.

D. Employees

We had 63, 369 and 27 employees as of December 31, 2023, 2022 and 2021, respectively. Among all employees, 0, 112 and 0 were part-time employees as of December 31, 2023, 2022 and 2021, respectively. All of our employees are based in the PRC. The following table sets forth a breakdown of our employees by function as of December 31, 2023:

	As of December 31, 2023
Functions:	Number	% of Total
Management	8	12.7
Teaching	10	15.9
Sales	9	14.3
Technical support	4	6.3
Operations	11	17.5
Administrative	21	33.3

Total	63	100.0

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of April 15, 2024 by:

•	each of our directors and executive officers; and
•

each of our principal shareholders who beneficially own more than 5% of our total outstanding Ordinary Shares. The calculations in the table below are based on 3,351,336 Ordinary Shares issued and outstanding as of April 15, 2024.

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

Ordinary Shares
		Percentage of	Percentage of
		Total	Aggregate
		Ordinary	Voting
Directors and Executive Officers:	Number	Shares	Power*
Ngai Ngai Lam (1)	270,531	8.07%	8.07%
Wenhuai Zhuang	—	—	—
Fangzhong Sun	—	—	—
Ngo Yin Tsang	—	—	—
Wandong Chen	—	—	—
Xinyu Deng	—	—	—
All Directors and Executive Officers as a Group:	270,531	8.07%	8.07%
5% Shareholders:
Ever Alpha Global Limited (1)	270,531	8.07%	8.07%

Notes:

*

For each person included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person by the voting power of all of our Ordinary Shares as a single class.

Unless otherwise indicated, the address of our directors and executive officers is 7th Floor, Building 5, No. 2 Zhenxing Road, Changping District, Beijing, the PRC.

(1)

Represents 270,531 Ordinary Shares held by Ever Alpha Global Limited, which is 100% owned by Ms. Ngai Ngai Lam. The registered address of Ever Alpha Global Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town Tortola, VG1110, British Virgin Islands.

To our knowledge, as of April 15, 2024, a total of 2,947,137 Ordinary Shares are held by two record holders in the United States, including CEDE&CO, representing approximately 87.94% of our total outstanding shares.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Due to related parties

As of December 31, 2023 and 2022, balance due to a related party, Zhang Jian Xin, a legal representative of China Liberal Beijing, amounted to $0.7 million and nil, respectively. This borrowing was used for working capital during the Company’s normal course of business and was at an effective annual interest rate of 3.45% since January 2023 onwards and due on demand.

As of December 31, 2023 and 2022, balance due to a related party, Ms. Ngai Ngai Lam, CEO and Chairwoman of the Board of Directors of the Company, amounted to $0.3 million and $22,464, respectively. This borrowing was used for working capital during the Company’s normal course of business and was at an effective annual interest rate of 3.45% since May 2023 onwards and due on demand.

As of December 31, 2023 and 2022, balance due to a related party, Zhou Mingbo, a shareholder of the Company, amounted to $0.4 million and $0.4 million, respectively. This borrowing was used for working capital during the Company’s normal course of business and was at an effective annual interest rate of 3.3% and due on demand.

For the years ended December 31, 2023 and 2022, interest expenses incurred as a result of the above-mentioned due to related parties were $34,714 and nil, respectively.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employment Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—2021 Share Incentive Plan” and “Item 6. Directors, Senior Management and Employees—B. Compensation—2023 Share Incentive Plan.”

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

B. Memorandum and Articles of Association

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and our affairs are governed by our Third Amended and Restated Memorandum and Articles of Association, as amended and restated from time to time, and Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.

Our Third Amended and Restated Memorandum and Articles of Association is filed as Exhibit 1.1 to this annual report on Form 20-F. Our shareholders adopted our Third Amended and Restated Memorandum and Articles of Association by a special resolution in November 2023, which became effective immediately on the date on which the Share Consolidation became effective, or January 19, 2024.

The following are summaries of material provisions of our Third Amended and Restated Memorandum and Articles of Association and the Companies Act insofar as they relate to the material terms of our Ordinary Shares.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

General

Our authorized share capital is US$7,500,000 divided into 500,000,000 Ordinary Shares of US$0.015 par value each. All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Our Ordinary Shares are issued in registered form, and are issued when registered in our register of members.

Dividends

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors and shareholders pursuant to our Third Amended and Restated Memorandum and Articles of Association and the Companies Act. Subject to the provisions of the Companies Act and any rights attaching to any class or classes of shares under and in accordance with our Third Amended and Restated Memorandum and Articles of Association: (a) the directors may declare dividends in accordance with the respective rights of the shareholders and authorize payment of the same out of the funds of the Company lawfully available therefore; and (b) shareholders may, by ordinary resolution, declare dividends (including interim dividends) in accordance with the respective rights of the shareholders but no such dividend shall exceed the amount recommended by the directors. Under the laws of the Cayman Islands, our company may pay a dividend out of either profits or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

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

Transfer of Ordinary Shares

Subject to the restrictions contained in our Third Amended and Restated Memorandum and Articles of Association, any shareholder may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by any Designated Stock Exchange (as defined under our articles) or in any other form approved by our board of directors and may be under hand or, if the transferor or transferee is a Clearing House (as defined under our articles), by hand or by electronic machine imprinted signature or by such other manner of execution as the our board of directors may approve from time to time.

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

The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of any Designated Stock Exchange (as defined under our Third Amended and Restated Memorandum and Articles of Association), be suspended and our register of members be closed at such times and for such periods (not exceeding in the whole thirty (30) days in any year) as our board of directors may determine. This, however, is unlikely to affect market transactions of the Ordinary Shares purchased by investors in the public offering. Since our Ordinary Shares are listed on the Nasdaq, the legal title to such Ordinary Shares and the registration details of those Ordinary Shares in our register of members remain with Transhare Corporation. All market transactions with respect to those Ordinary Shares will then be carried out without the need for any kind of registration by the directors, as the market transactions will all be conducted through the Transhare Corporation systems.

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

Hong Kong

Our subsidiaries incorporated in Hong Kong, Boya Hong Kong and Wanzhong HK, are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any Hong Kong withholding tax. We did not generate any assessable profits arising in or derived from Hong Kong for the fiscal years ended December 31, 2023, 2022 and 2021, and accordingly no provision for Hong Kong profits tax was made in these periods.

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

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. We are unable to provide a “will” opinion because H&J Law Firm, our PRC counsel, believes that it is more likely than not that the Company and its offshore subsidiaries would be treated as a non-resident enterprise for PRC tax purposes because they do not meet some of the conditions out lined in SAT Notice. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of this annual report. Therefore, we believe that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Generally, PRC entities are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The EIT Law grants preferential tax treatment to HNTEs. Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. China Liberal Beijing was approved as an HNTE in December 2016 and is entitled to a reduced income tax rate of 15%. China Liberal Beijing successfully renewed its HNTE certificate with local tax authority twice and will continue to enjoy the reduced income tax rate of 15% for another three years until December 2025. Oriental Wisdom has also been accredited as an HNTE and entitled to a reduced income tax rate of 15% since December 2016. The EIT Law is typically enforced through the local tax authority in PRC. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The corporate income taxes for fiscal years 2023, 2022 and 2021 were reported at a reduced rate of 15% as a result of China Liberal Beijing and Oriental Wisdom being approved as HNTEs. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that China Liberal Beijing is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises.

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

The brief discussion set forth below is addressed only to U.S. Holders (defined below) that own our Ordinary Shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth a brief summary of the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

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

Taxation of Dispositions of Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

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

Based on our operations and the composition of our assets, we are not a PFIC for U.S. federal income tax purposes for our current taxable year. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for any future taxable year. Depending on the amount of assets held for the production of passive income, it is possible that, for any future taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares, our PFIC status will depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may still avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares continue to be regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects,” “Item 3. Risk Factors,” and our consolidated financial statements, including the related notes thereto, both of which are included elsewhere in this annual report on Form 20-F. The following discussion about our financial risk management activities includes “forward-looking statements” that involve risks and uncertainties. Actual results could differ materially from those projected in these forward-looking statements.

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

As of December 31, 2023, we had U.S. dollar-denominated cash of US$19.9 million. A 10% depreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on December 31, 2023 would result in a decrease of RMB8.1 million in cash and cash equivalents. A 10% appreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on December 31, 2023 would result in an increase of RMB8.1 million in cash and cash equivalents.

Interest Rate Risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. We have not been exposed to material risks due to changes in market interest rates as we do not currently have borrowings.

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2021, 2022 and 2023 were increases of 3.1%, 2.0% and 0.2%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

Use of Proceeds

Follow-on Offering

The following “Use of Proceeds” information relates to the registration statement on Form F-3, as amended (File No. 333-273266), initially filed with the U.S. Securities and Exchange Commission on July 14, 2023 and declared effective on July 21, 2023 (the “Registration Statement”), registering, among others, up to US$100,000,000 of ordinary shares, debt securities, warrants, rights, and units of the Company.

From September 22, 2023 to September 25, 2023, the Company entered into the Subscription Agreements with the Purchasers. Pursuant to the Subscription Agreements, the Purchasers agreed to subscribe for and purchase, and the Company agreed to issue and sell to the Purchasers, an aggregate of 18,000,000 ordinary shares of the Company, par value US$0.001 per share, at a purchase price of $0.50 per share, and for an aggregate purchase price of $9,000,000. The 18,000,000 ordinary shares were offered under the Registration Statement. The Company received net proceeds of $8.9 million from that offering. As of the date of this annual report, the Company has yet to spent the proceeds of that offering. We still intend to use the remaining of the proceeds as described in the prospectus supplement dated September 25, 2023.

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

Based upon that evaluation, our management has concluded that, due to the material weakness identified below, as of December 31, 2023, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2023 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was ineffective as of December 31, 2023 because of the material weakness described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified relate to (i) the lack of formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework over financing reporting; (ii) the lack of accounting staff and resources with appropriate knowledge of generally accepted U.S. GAAP and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issue in accordance with U.S. GAAP and the SEC requirements; (iii) lack of risk assessment in accordance with the requirement of COSO 2013 framework; and (iv) a lack of an effective review process by the accounting manager which led to material audit adjustments to the financial statements.

To remedy our identified material weakness subsequent to December 31, 2023, we plan to undertake steps to strengthen our internal control over financial reporting, including (i) hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting; and (ii) organizing regular training for our accounting staffs, especially training related to U.S. GAAP and SEC reporting requirements. We also plan to adopt additional measures to improve our internal control over financial reporting, including, among others, creating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed, and updated, on a regular basis, to the latest U.S. GAAP accounting standards, and establishing an audit committee and strengthening corporate governance. However, we cannot assure you that we will remediate our material weaknesses in a timely manner, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to the Business and Industry of the Operating Entities —If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.”

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

Audit Alliance LLP
Services	Years Ended December 31,
	2022	2023
	US$	US$
Audit Fees(1)	165,000	165,000
Audit-Related Fees(2)	-	-
Tax Fees(3)	-	-
Other fees(4)	-	-

Total	165,000	165,000

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

ITEM 16.I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

We believe that cybersecurity is important to our operations and we recognize the importance of timely and appropriately assessing, preventing, identifying and managing risks associated with cybersecurity threats. Such risks include, among other things, potential operational risks, financial risks, intellectual property theft, fraud, extortion, harm to employees and clients, violation of privacy and other litigation and legal risks, and reputational risks.

We do not have a dedicated board committee solely focused on cybersecurity, and our senior management team, including Ms. Ngai Ngai Lam, our chief executive officer, and Mr. Wenhuai Zhuang, our chief financial officer, has oversight responsibility for risks and incidents relating to cybersecurity threats, including compliance with disclosure requirements, cooperation with law enforcement, and related effects on financial and other risks, and it reports any material findings and recommendations, as appropriate, to our board of directors for consideration.

To date, we have not encountered any cybersecurity incidents which have affected or are reasonably likely to affect us, and we have not implemented any specific policies with respect to monitoring and managing cybersecurity threats. However, we intend to adopt cybersecurity processes, technologies and controls to aid in our efforts to assess, prevent, identify and manage such risks. We cannot assure you that we will not encounter any material cybersecurity incidents in the future or that our business operations, financial position or results of operations will not be materially and adversely affected as a result. Since we do not currently implement a comprehensive cybersecurity risk management program, our efforts may not be adequate, and we may fail to accurately assess the severity of an incident, may not be sufficient to prevent or limit harm, or may fail to sufficiently remediate an incident in a timely fashion, any of which could harm our business, reputation, results of operations and financial condition.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of China Liberal Education Holdings Limited are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant

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

4.1

Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

4.2

Form of Director Offer Letter Agreement between the Registrant and the directors of the Registrant. (incorporated herein by reference to Exhibit 4.21 to the annual report on Form 20-F (File No. 001-39259), as amended, initially filed with the SEC on April 30, 2021)

99

4.6

Stock Purchase Agreement, dated June 9, 2022, by and among the Company, China Liberal Beijing, Oriental Wisdom, and Beijing Cloud Class Technology Co. (incorporated herein by reference to Exhibit 10.1 to the Report of foreign issuer on Form 6-K (File No. 001-39259), filed with the SEC on June 10, 2022)

4.7

Share Transfer Agreement, dated December 28, 2023, entered into by and among the Company, Xiaoshi Huang and Wanwang Investment Limited (incorporated herein by reference to Exhibit 10.1 to the Report of foreign issuer on Form 6-K (File No. 001-39259), filed with the SEC on December 29, 2023)

8.1*	List of Subsidiaries of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-233016), as amended, initially filed with the SEC on August 5, 2019)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Audit Alliance LLP

15.2*	Consent of H&J Law Firm

97.1*	Compensation Recovery Policy of the Registrant

101*

The following financial statements from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags

104 *	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

___________

* Filed herewith.

** Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Liberal Education Holdings Limited

Dated: April 15, 2024	By:	/s/ Ngai Ngai Lam
	Name:	Ngai Ngai Lam
	Title:	Chief Executive Officer and Chairperson of the Board of Directors
(Principal Executive Officer)

101

INDEX TO FINANCIAL STATEMENTS

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

China Liberal Education Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of China Liberal Education Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the years ended December 31, 2023, 2022 and 2021 including the related notes and schedules (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years ended December 31, 2023, 2022 and 2021 in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Material Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As disclosed in Note 2 to the financial statements, the Company incurred a net loss of US$7,158,688 for the financial year ended 31 December 2023 and as of December 31, 2023, the Company’s accumulated deficits by US$8,986,893 and the Company had negative operating activities of US$3,784,559. These conditions indicate the existence of a material uncertainty which may cast significant doubt on the ability of the Company to continue as a going concern and therefore they may not be able to realize their assets and discharge their liabilities in the normal course of business.

The validity of the going concern basis on which the consolidated financial statements are prepared is dependent on certain assumptions and the successful outcome of the Company’s various efforts as disclosed in Note 2 to the consolidated financial statements. The assumptions are premised on future events, the outcome of which are inherently uncertain. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Audit Alliance LLP

We have served as the Company’s auditor since 2021.

Singapore

April 5, 2024

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

	As of	As of
	December 31,	December 31,
	2023	2022
ASSETS
CURRENT ASSETS
Cash	$20,337,847	$12,121,824
Account receivables, net	1,453,230	954,603
Advance to suppliers	3,521,176	-
Inventories, net	167,493	193,738
Prepaid expenses and other current assets, net	114,732	122,407
Receivable from disposal of subsidiaries	40,000,000	-
Current assets from discontinued operations	-	5,018,865
TOTAL CURRENT ASSETS	$65,594,478	$18,411,437
NON-CURRENT ASSETS
Goodwill on acquisitions	6,747,543	9,481,547
Property and equipment, net	5,157	19,785
Intangible assets, net	351,680	423,272
Right-of-use assets	102,509	13,107
Non-current assets from discontinued operations	-	75,639,404
TOTAL NON-CURRENT ASSETS	$7,206,889	$85,577,115

TOTAL ASSETS	$72,801,367	$103,988,552

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Account payables	$571,432	$762,366
Contract liabilities	212,473	251,368
Short-term bank loan	32,191	20,784
Taxes payable	1,438,658	1,346,992
Due to related parties	1,395,225	390,550
Lease liabilities	63,410	10,887
Loans from third parties	1,589,702	975,716
Accrued expenses and other current liabilities	928,816	1,869,946
Current liabilities from discontinued operations	-	14,359,841
TOTAL CURRENT LIABILITIES	$6,231,907	$19,988,450

NON-CURRENT LIABILITIES
Lease liabilities	32,525	-
Non-current liabilities from discontinued operations	-	21,515,801
TOTAL LIABILITIES	$6,264,432	$41,504,251

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Ordinary shares, $0.015 par value, 7.5 million shares authorized, 3,351,336 and 2,151,336 shares issued and outstanding at December 31, 2023 and 2022, respectively*	$5,028	$3,228
Additional paid-in capital*	72,142,580	63,219,380
Statutory reserve	1,006,384	1,006,384
Accumulated deficits	(6,786,949)	(1,828,205)
Accumulated other comprehensive income	169,892	83,514
Total shareholders' equity	$66,536,935	$62,484,301

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$72,801,367	$103,988,552

* Retrospectively restated for effect of share re-designation on November 30, 2023 and 1-for-15 reverse share split on January 19, 2024 (see Note 19).

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the years ended December 31,
	2023	2022	2021

REVENUE	$2,886,222	$5,218,283	$3,909,546
COST OF REVENUE	(1,235,370)	(1,184,185)	(1,149,148)
GROSS PROFIT	1,650,852	4,034,098	2,760,398

OPERATING EXPENSES
Allowance for doubtful accounts	329,589	(734,750)	-
Selling expenses	(230,061)	(282,099)	(152,759)
General and administrative expenses	(2,684,903)	(4,566,187)	(3,778,329)
Total operating expenses	(2,585,375)	(5,583,036)	(3,931,088)

LOSS FROM OPERATIONS	(934,523)	(1,548,938)	(1,170,690)

OTHER (EXPENSES) INCOME
Goodwill impairment	(2,734,004)	-	-
Interest income	2,043	10,155	94,195
Interest expenses	(289,677)	(136,588)	(3,145)
Government subsidy income	11,254	6,887	-
Other income, net	122,828	(149,728)	129,793
Total other (expenses) income, net	(2,887,556)	(269,274)	220,843

Loss before income taxes	(3,822,079)	(1,818,212)	(949,847)
Income tax expenses	(1,973)	(460,040)	(300,034)
Net loss from continuing operations	$(3,824,052)	$(2,278,252)	$(1,249,881)
Discontinued operations
Net (loss) income from discontinued operations, net of tax	(1,134,692)	589,349	-
Net loss	$(4,958,744)	$(1,688,903)	$(1,249,881)

COMPREHENSIVE INCOME (LOSS)
Total currency translation differences arising from consolidation	86,378	(307,633)	232,001
TOTAL COMPREHENSIVE LOSS	$(4,872,366)	$(1,996,536)	$(1,017,880)

Loss per share
Basic and diluted	$(1.65)	$(1.94)	$(1.81)

Weighted average number of shares outstanding
Basic and diluted	2,321,643	1,175,156	691,238

* Retrospectively restated for effect of share re-designation on November 30, 2023 and 1-for-15 reverse share split on January 19, 2024 (see Note 19).

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 and 2021

					Retained	Accumulated
			Additional		earnings	other	Total
	Ordinary shares*		paid in	Statutory	(accumulated	comprehensive	shareholders'
	Shares	Amount	capital*	reserve	deficits)	(loss) gain	equity
Balance as of December 31, 2020	467,003	$701	$9,364,119	$551,146	$1,565,817	$159,146	$11,640,929

Issuance of ordinary shares, net	400,000	600	29,046,488	-	-	-	29,047,088
Share-based compensation	101,000	152	2,288,099	-	-	-	2,288,251
Net loss	-	-	-	-	(1,249,881)	-	(1,249,881)
Appropriation to statutory reserve	-	-	-	168,658	(168,658)	-	-
Foreign currency translation gain	-	-	-	-	-	232,001	232,001

Balance as of December 31, 2021	968,003	$1,453	$40,698,706	$719,804	$147,278	$391,147	$41,958,388

Issuance of ordinary shares, net	533,333	800	11,989,149	-	-	-	11,989,949
Issuance of ordinary shares for acquisition	466,667	700	7,699,300	-	-	-	7,700,000
Share-based compensation	183,333	275	2,832,225	-	-	-	2,832,500
Net loss	-	-	-	-	(1,688,903)	-	(1,688,903)
Appropriation to statutory reserve	-	-	-	286,580	(286,580)	-	-
Foreign currency translation loss	-	-	-	-	-	(307,633)	(307,633)

Balance as of December 31, 2022	2,151,336	$3,228	$63,219,380	$1,006,384	$(1,828,205)	$83,514	$62,484,301

Issuance of ordinary shares, net	1,200,000	1,800	8,923,200	-	-	-	8,925,000
Net loss	-	-	-	-	(4,958,744)	-	(4,958,744)
Appropriation to statutory reserve	-	-	-	-	-	-	-
Foreign currency translation gain	-	-	-	-	-	86,378	86,378

Balance as of December 31, 2023	3,351,336	$5,028	$72,142,580	$1,006,384	$(6,786,949)	$169,892	$66,536,935

* Retrospectively restated for effect of share re-designation on November 30, 2023 and 1-for-15 reverse share split on January 19, 2024 (see Note 19).

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2023	2022	2021
Cash flows from operating activities
Net loss	$(4,958,744)	$(1,688,903)	$(1,249,881)
Net (loss) income from discontinued operations	$(1,134,692)	$589,349	-
Net loss from continuing operations	$(3,824,052)	$(2,278,252)	$(1,249,881)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Allowance for accounts receivable	(413,669)	611,819	-
Allowance for inventory	18,975	5,392	1,101
Allowance for prepaid expenses and other current assets	65,105	122,930	-
Depreciation of property and equipment	10,657	47,056	18,652
Amortization of intangible assets	63,111	32,365	-
Loss on disposal of subsidiaries	2,285,309	-	-
Non-cash lease expenses	37,399	86,911	91,386
Loss from disposal of property and equipment	-	-	607
Share-based compensation	-	2,832,500	2,288,251
Goodwill impairment	2,734,004	-	-
Changes in operating assets and liabilities:
Accounts receivable, net	3,560,308	1,416,032	(1,504,828)
Contract receivable, net	-	1,898,236	2,781,603
Advance to suppliers	(3,530,625)	4,262,151	(4,355,926)
Inventories net	1,794	(13,760)	(9,469)
Prepaid expenses and other current assets	(60,837)	(54,548)	33,653
Accounts payable	(169,622)	(400,750)	40,239
Contract liabilities	(974,788)	654,742	462,253
Taxes payable	130,472	642,372	90,150
Lease liabilities	(41,829)	97,222	(67,754)
Accrued expenses and other current liabilities	(272,172)	35,656	(40,842)
Net cash provided by (used in) operating activities from continuing operations	(380,460)	9,998,074	(1,420,805)
Net cash used in operating activities from discontinued operations	(3,404,155)	(9,574,477)	-
Net cash (used in) provided by operating activities	(3,784,615)	423,597	(1,420,805)

Cash flows from investing activities
Purchase of property and equipment	-	-	(4,439)
Prepayment for acquisitions	-	-	(1,474,217)
Acquisitions of subsidiaries, net of cash	-	(31,938,273)	-
Disposal of subsidiaries, net of cash	(2,173,659)	-	-
Repayment of advance from related parties	-	-	1,471,113
Net cash used in investing activities from continuing operations	(2,173,659)	(31,938,273)	(7,543)
Net cash used in investing activities from discontinued operations	(63,930)	(612,955)	-
Net cash used in investing activities	(2,237,589)	(32,551,228)	(7,543)

Cash flows from financing activities
Proceeds from advance from a related party	320,041	-	9,415
Proceeds from loans from third parties	1,336,837	996,610	-
Repayment of loans from third parties	(313,177)	-	-
Repayment of due to a related party	-	(91,308)	-
Proceeds from short-term bank loans	26,155	-	-
Net proceeds from issuance of ordinary shares	8,925,000	11,989,949	29,047,088
Net cash provided by financing activities from continuing operations	10,294,856	12,895,251	29,056,503
Net cash provided by financing activities from discontinued operations	2,422,573	-	-
Net cash provided by financing activities	12,717,429	12,895,251	29,056,503

Effect of changes of foreign exchange rates on cash	(7,449)	204,030	34,250
Net increase (decrease) in cash	6,687,776	(19,028,350)	27,662,405
Cash, beginning of year	13,650,071	32,678,421	5,007,449
Cash, end of year	$20,337,847	$13,650,071	$32,678,421

Reconciliation of cash, beginning of year
Cash from continuing operations	$12,121,824	$32,678,421	$5,007,449
Cash from discontinued operations	1,528,247	-	-
Cash, beginning of year	$13,650,071	$32,678,421	$5,007,449

Reconciliation of cash, end of year
Cash from continuing operations	$20,337,847	$12,121,824	$32,678,421
Cash from discontinued operations	-	1,528,247	-
Cash, end of year	$20,337,847	$13,650,071	$32,678,421

Supplemental disclosure of cash flow information:
Cash paid for interest expense	$2,648	$2,399	$40,555
Cash paid for income tax	-	-	-
Supplemental disclosure of non-cash investing and financing activities
Right-of-use assets obtained in exchange for operating lease obligations	$61,988	-	-
Acquisition in the form of shares	-	$7,700,000	-

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

China Liberal Fujian Education Technology Group Co., Ltd (“China Liberal Fujian”) was formed on April 19, 2021 in the PRC, with the registered capital of RMB50 million ($7.9 million) as a 100% owned subsidiary of China Liberal Beijing. On October 30, 2023, China Liberal Beijing transferred 100% of the equity interests in China Liberal Fujian to a third party in consideration for RMB10,000 (US$1,412).

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

Due to the unsatisfactory business performance of the two colleges operated by Wanwang’s subsidiaries in the academic year of 2022, and uncertainties surrounding the ability of Wanwang’s subsidiaries to continue operating and exercising control over the above-referenced four-year college, as a result of an expected change in governmental policies in the near future, the board of directors of the Company believes it is in the best interests of the Company and its shareholders to restructure the transactions contemplated by the Stock Purchase Agreement, as amended.

On December 28, 2023, the Company enter into a share transfer agreement (the “Share Transfer Agreement”) with Wanwang and Xiaoshi Huang, pursuant to which the Company agreed to transfer all of the equity interests in Wanwang to Xiaoshi Huang in consideration for US$40 million. Xiaoshi Huang also agreed to unconditionally and irrevocably release and discharge the Company and all of the Company’s related parties from any and all claims, debts, obligations and liabilities arising from or in connection with the Contingent Payments under the Stock Purchase Agreement. Additionally, parties to the Share Transfer Agreement agreed that the results of operations of Wanwang from the closing of the transactions contemplated by the Stock Purchase Agreement up to August 31, 2023 shall be consolidated into the Company’s results of operations, and since September 1, 2023, results of operations of Wanwang and any income or losses incurred by Wanwang shall be borne by Xiaoshi Huang.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

The transactions contemplated by the Share Transfer Agreement will be closed on such date as will be mutually agreed upon by the parties to the Share Transfer Agreement, but will be no later than two business days after the date on which all closing conditions have been satisfied or waived. The Company expects the transactions to close on or before June 30, 2024.

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

Details of the subsidiaries of the Company as of December 31, 2023 were set out below:

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

The financial statements have been prepared on a going concern basis, which assumes the Company will continue its operations in the foreseeable future and that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations. As disclosed the financial statements, the Company incurred a net loss of $7.2 million for the fiscal year ended December 31, 2023. As of December 31, 2023, the Company’s accumulated losses were $9.0 million and net cash used in operating activities were $3.8 million. The continuation of the Company as a going concern through the next twelve months is dependent upon the continued financial support from its shareholders.

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

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

The consolidated financial statements include the financial statements of the Company and its subsidiaries. Subsidiaries are all entities (including structured entities) over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date on which control ceases.

In preparing the consolidated financial statements, transactions, balances and unrealized gains on transactions between group entities are eliminated. Unrealized losses are also eliminated unless the transactions provide evidence of an impairment indicator of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

Uses of estimates

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, advances to suppliers, inventories, receivable from disposal of subsidiaries, goodwill on acquisitions, valuation allowance for deferred tax assets, provision necessary for contingent liabilities and revenue recognition. Actual results could differ from those estimates.

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

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Liquidity

For the years ended December 31, 2023, 2022 and 2021, the Company had a net loss. For the year ended December 31, 2023, the Company had a negative cash flow from operations. As of December 31, 2023, the Company had cash of approximately $20.3 million. The Company’s liquidity is influenced by the level of its operations, the numerical volume and dollar value of its sales contracts, the progress of execution on its customer contracts, and the timing of accounts receivable collections. Management believes that the Company’s current cash as of December 31, 2023 will be sufficient to meet its working capital needs for at least the next 12 months from the date of this filing.

The Company intends to finance its future working capital requirements and capital expenditures from cash generated from operating activities. However, the Company may seek additional financings, to the extent required, and there can be no assurances that such financing will be available on favorable terms or at all.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains most of its bank accounts in the PRC and Hong Kong. Cash maintained in banks within the PRC of less than RMB0.5 million (equivalent to $70,424) per bank are covered by “deposit insurance regulation” promulgated by the State Council of the People’s Republic of China. Cash maintained in banks in Hong Kong of less than HKD0.5 million (equivalent to $64,013) per bank are covered by “deposit insurance scheme” oversee by a statutory body, Hong Kong Deposit Protection Board, established under the Deposit Protection Scheme Ordinance. As of December 31, 2023 and 2022, cash at banks in Hong Kong amounted to $20.0 million and $11.7 million, respectively.

Accounts receivable, net

Accounts receivable are recorded net of allowance for uncollectible accounts.

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

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advances to suppliers

Advance to suppliers consists of balances paid to suppliers that have not been provided or received. The Company makes advance payment to suppliers for purchase of equipment and devices in order to undertake the “smart campus” consulting projects for customers. Advances to suppliers are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2023 and 2022, there was no allowance recorded as the Company considers all of the advances to be fully realizable.

Inventories

Inventories as of December 31, 2023 and 2022 mainly consists of computer components to be sold within our Technological Consulting and Support Services revenue stream. Inventories are stated at the lower of cost or net realizable value. Costs include the cost of raw materials, freight, direct labor and related production overhead. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories.

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

Impairment of long-lived Assets

Long-lived assets with finite lives, primarily property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition below are the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of December 31, 2023 and 2022.

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments as of December 31, 2023 and 2022 based upon the short-term nature of the assets and liabilities. The fair value of the contracts receivable also approximates their carrying amount because the receivables were derived from fixed-price contracts and will be settled by cash.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment is provided using the straight-line method over their expected useful lives, as follows:

Useful life
Office equipment and furniture	5 years
Transportation vehicles	5 years
Electronic equipment	5 years

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

Contract Balances and Remaining Performance Obligations

The Company’s deferred revenue associated with tailored job readiness training services, which were reflected in its consolidated balance sheets as contract liabilities of $0.21 million and $0.25 million as of December 31, 2023 and 2022, respectively, consist primarily of the unsatisfied performance obligations as of the balance sheet dates.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2023, 2022 and 2021. The Company does not believe there was any uncertain tax provision as of December 31, 2023 and 2022.

The Company’s operating subsidiaries in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the fiscal years ended December 31, 2023, 2022 and 2021. As of December 31, 2023, all of the tax returns of the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

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

Earnings (loss) per share

Basic EPS is measured as net income (loss) divided by the weighted average ordinary shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2023, 2022 and 2021, there were no dilutive shares.

Related parties

Parties, which can be a corporation or individuals, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Foreign currency translation

The functional currency for China Liberal, Yi Xin BVI, Aiways Automobile, Aiways Merger Sub and Boya Hong Kong is the U.S Dollar (“US$”). However, China Liberal, Yi Xin BVI, Aiways Automobile, Aiways Merger Sub and Boya Hong Kong currently only serve as the holding companies and did not have active operation as of December 31, 2023. The Company operates primarily through its subsidiaries in the PRC, and the functional currency for these companies in China is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into the reporting currency US$. Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income (loss). Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	December 31,	December 31,	December 31,
U.S. Dollar Exchange Rate	2023	2022	2021
Year end spot rate - USD: RMB	US$1=RMB7.0999	US$1=RMB6.8972	US$1=RMB6.3640
Average rate - USD: RMB	US$1=RMB7.0809	US$1=RMB6.7526	US$1=RMB6.4441

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income and other comprehensive income (loss). The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to US$ is reported in other comprehensive income (loss) in the consolidated statements of income and comprehensive income (loss).

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation

The functional currency for China Liberal, Yi Xin BVI, Aiways Automobile, Aiways Merger Sub and Boya Hong Kong is the U.S Dollar (“US$”). However, China Liberal, Yi Xin BVI, Aiways Automobile, Aiways Merger Sub and Boya Hong Kong currently only serve as the holding companies and did not have active operation as of December 31, 2023. The Company operates primarily through its subsidiaries in the PRC, and the functional currency for these companies in China is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into the reporting currency US$. Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income (loss). Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	December 31,	December 31,	December 31,
U.S. Dollar Exchange Rate	2023	2022	2021
Year end spot rate - USD: RMB	US$1=RMB7.0999	US$1=RMB6.8972	US$1=RMB6.3640
Average rate - USD: RMB	US$1=RMB7.0809	US$1=RMB6.7526	US$1=RMB6.4441

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income and other comprehensive income (loss). The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to US$ is reported in other comprehensive income (loss) in the consolidated statements of income and comprehensive income (loss).

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

In September 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The FASB is issuing the amendments to enhance the transparency and decision usefulness of income tax disclosures. Investors currently rely on the rate reconciliation table and other disclosures, including total income taxes paid, to evaluate income tax risks and opportunities. While investors find these disclosures helpful, they suggested possible enhancements to better (1) understand an entity’s exposure to potential changes in jurisdictional tax legislation and the ensuing risks and opportunities, (2) assess income tax information that affects cash flow forecasts and capital allocation decisions, and (3) identify potential opportunities to increase future cash flows. The FASB decided that the amendments should be effective for public business entities for annual periods beginning after December 15, 2024. Early adoption is permitted. The adoption of this guidance did not have a material impact on its financial position, results of operations and cash flows.

In July 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in ASU 2023-07 improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of this guidance did not have a material impact on its financial position, results of operations and cash flows.

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

Management has recorded a total provisional goodwill of $73,676,370 arising from the two acquisitions below. The final goodwill arising from the above acquisitions is dependent on the completion of the valuation of the assets acquired and liabilities assumed (including any intangible assets). Adjustments to the provisional amount may be required upon finalization of the valuation of net assets. There is a twelvemonth period to finalize the purchase price allocation, accordingly we noted that Management's assessment is provisional at this time.

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

The allocation of the purchase price as of the date of acquisition is summarized as follows:

For the
year ended
December 31,
2022
Cash	$4,467
Accounts receivable	687,612
Other receivables	23,211
Property and equipment, net	34,192
Intangible assets, net	468,482
Right-of-use assets, net	233,467
Total assets	$1,451,431

Accounts payable	$(1,028,338)
Short-term bank loans	(409,572)
Taxes payable	(35,425)
Due to related parties	(82,909)
Lease liability	(45,551)
Accrued expenses and other current liabilities	(1,631,183)
Less: Total liabilities	$(3,232,978)

Net tangible liabilities	$(1,781,547)
Goodwill	9,481,547
Total fair value of purchase price allocation	$7,700,000

Consideration in the form of shares	$7,700,000
Total consideration	$7,700,000

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – BUSINESS COMBINATIONS (continued)

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

Due to the unsatisfactory business performance of the two colleges operated by Wanwang’s subsidiaries in the academic year of 2022, and uncertainties surrounding the ability of Wanwang’s subsidiaries to continue operating and exercising control over the above-referenced four-year college, as a result of an expected change in governmental policies in the near future, the board of directors of the Company believes it is in the best interests of the Company and its shareholders to restructure the transactions contemplated by the Stock Purchase Agreement, as amended.

On December 28, 2023, the Company enter into a share transfer agreement (the “Share Transfer Agreement”) with Wanwang and Xiaoshi Huang, pursuant to which the Company agreed to transfer all of the equity interests in Wanwang to Xiaoshi Huang in consideration for US$40 million. Xiaoshi Huang also agreed to unconditionally and irrevocably release and discharge the Company and all of the Company’s related parties from any and all claims, debts, obligations and liabilities arising from or in connection with the Contingent Payments under the Stock Purchase Agreement. Additionally, parties to the Share Transfer Agreement agreed that the results of operations of Wanwang from the closing of the transactions contemplated by the Stock Purchase Agreement up to August 31, 2023 shall be consolidated into the Company’s results of operations, and since September 1, 2023, results of operations of Wanwang and any income or losses incurred by Wanwang shall be borne by Xiaoshi Huang.

The transactions contemplated by the Share Transfer Agreement will be closed on such date as will be mutually agreed upon by the parties to the Share Transfer Agreement, but will be no later than two business days after the date on which all closing conditions have been satisfied or waived. The Company expects the transactions to close on or before June 30, 2024.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consist of the following:

	December 31,	December 31,
	2023	2022

Accounts receivable - tailored job readiness training services	$1,509,125	$1,503,452
Accounts receivable - smart campus projects	113,435	50,144
Sub-total	1,622,560	1,553,596
Less: allowance for doubtful accounts	(169,330)	(598,993)
Accounts receivable, net	$1,453,230	$954,603

The Company routinely evaluates the need for allowance for doubtful accounts based on specifically identified amounts that the management believes to be uncollectible. If the actual collection experience changes, revisions to the allowance may be required. As of December 31, 2023 and 2022, the allowance for doubtful accounts was $0.2 million and $0.6 million, respectively.

The table below show movement of allowance for doubtful accounts:

	December 31,	December 31,
	2023	2022
Movement of allowance for doubtful accounts
Beginning balance	$598,993	-
Movements during the year	(413,669)	611,819
Exchange rate difference	(15,994)	(12,826)
Ending balance	$169,330	$598,993

NOTE 6 — ADVANCE TO SUPPLIERS

In connection with the technological consulting services provided to Chinese universities / colleges for the “smart campus” projects, the Company made advance payment to suppliers for purchase of electronic sensors, smartboards, projectors, LED display panels, high definition classroom audio and sound system and other lab-based equipment. The balances of advance to suppliers were $3.5 million and nil as of December 31, 2023 and 2022, respectively. There was no allowance recorded as the Company considers all of the advances fully realizable.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – INVENTORIES, NET

Inventories, net, consisted of the following:

	December 31,	December 31,
	2023	2022
Inventories	$192,545	$200,046
Less: allowance for inventories	(25,052)	(6,308)
Inventories, net	$167,493	$193,738

The table below show movement of allowance for inventories

	December 31,	December 31,
	2023	2022
Movement of allowance for inventories
Beginning balance	$6,308	$1,115
Increased during the year	18,975	5,392
Exchange rate difference	(231)	(199)
Ending balance	$25,052	$6,308

NOTE 8 — PREPAID EXPENSES AND OTHER ASSETS, NET

Prepaid expenses and other assets, net, consisted of the following:

	December 31,	December 31,
	2023	2022

Security deposits	83,691	59,774
Prepaid expenses	15,548	44,656
Other receivables[1]	197,340	138,330
Subtotal	296,579	242,760
Allowance for doubtful accounts	(181,847)	(120,353)
Prepaid expenses and other current assets, net	$114,732	$122,407

(1) Other receivable primarily includes expenses paid on behalf of customers which will be reimbursed from the customers upon completion of tasks and submission of necessary documents for reimbursement.

The table below show movement of allowance for doubtful accounts:

	December 31,	December 31,
	2023	2022
Movement of allowance for doubtful accounts
Beginning balance	$120,353	-
Movements during the period	65,105	122,930
Exchange rate difference	(3,611)	(2,577)
Ending balance	$181,847	$120,353

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — GOODWILL ON ACQUISITIONS, NET

During the year ended December 31, 2022, the Company completed an acquisition. The acquisition was expected to strengthen the Company’s business expansion and to generate synergy with the Company’s organic business. The results of the acquired entity’s operations have been included in the Company’s consolidated financial statements since the date of acquisition. The Company completed the valuation necessary to assess the fair value of the acquired assets and liabilities, resulting from which the amounts of goodwill were determined and recognized as of the acquisition date.

As of December 31, 2022, management had recorded a total provisional goodwill of $11.7 million arising from acquisition. As of December 31, 2023, management completed a quantitative goodwill impairment analysis and indicated an impairment of Oriental Wisdom and recorded a non-cash impairment charge of $4.9 million. The final goodwill arising from the acquisitions is dependent on the completion of the valuation of the assets acquired and liabilities assumed (including any intangible assets). Adjustments to the provisional amount may be required upon finalization of the valuation of net assets. There is a twelve-month period to finalize the purchase price allocation, accordingly management's assessment is provisional at this time.

Goodwill arising from the business combinations, which are not tax deductible, are mainly attributable to synergies expected to be achieved from the acquisitions.

The movement of goodwill for the years ended December 31, 2023 and 2022 are as follows:

Total
Balance as of December 31, 2021	-
Acquisition of Oriental Wisdom	$9,481,547
Balance as of December 31, 2022	9,481,547
Impairment of goodwill in relation to Oriental Wisdom	(2,734,004)
Balance as of December 31, 2023	$6,747,543

NOTE 10 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	December 31,	December 31,
	2023	2022

Office equipment and furniture	$590,156	$607,501
Transportation vehicles	214,094	220,386
Electronic equipment	73,033	91,287
Subtotal	877,283	919,174
Less: accumulated depreciation	(872,126)	(899,389)
Property and equipment, net	$5,157	$19,785

Depreciation expense was $10,657, $47,056 and $18,652 for the years ended December 31, 2023, 2022 and 2021, respectively.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – INTANGIBLE ASSETS, NET

	December 31,	December 31,
	2023	2022

Online course and software copyrights	$615,220	$633,300
Software copyrights	15,649	-
Sub-total	630,869	633,300
Less: accumulated amortization	(279,189)	(210,028)
Intangible asset, net	$351,680	$423,272

Amortization expense was $63,111, $32,365 and nil for the fiscal years ended December 31, 2023, 2022 and 2021, respectively.

Estimated future amortization expense is as follows:

Amortization
Twelve months ending December 31,	expense
Fiscal 2024	62,943
Fiscal 2025	62,114
Fiscal 2026	61,522
Fiscal 2027	60,935
Fiscal 2028	54,459
Thereafter	49,707
Total	$351,680

NOTE 12 – CONTRACT LIABILITIES

Contract liabilities consist of the following:

	December 31,	December 31,
	2023	2022

Contract liabilities - tailored job readiness training services	$212,473	$251,368
Total	$212,473	$251,368

Contract liabilities primarily consists of $0.21 million in tailored job readiness training service fees received from education institutions for which the Company’s revenue recognition criteria have not been met. The Company’s remaining performance obligations represents the amount of the transaction price for which service has not been performed. The training service fees will be recognized as revenue once the criteria for revenue recognition are met. The Company expects to recognize revenue of $0.21 million arising from contract liabilities as of December 31, 2023, for the financial year ending December 31, 2024.

Revenue from tailored job readiness training services recognized during the year ended December 31, 2023 that was included in the contract liabilities as of December 31, 2022 amounted to $0.25 million.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – SHORT-TERM BANK LOAN

Short-term bank loan consists of the following:

	December 31,	December 31,
	2023	2022

Short-term bank loan
China Construction Bank	$32,191	$20,784
Total	$32,191	$20,784

The following table summarizes the loan commencement date, loan maturity date, loan amount in RMB and its equivalent to the United States dollar, and the effective interest rate of unsecured short-term bank loan:

	Loan	Loan	Loan	Loan	Effective
	commencement	maturity	amount	amount	interest
As of December 31, 2023	date	date	in RMB	in USD	rate
Unsecured short-term bank loan
China Construction Bank	April 7, 2023	April 7, 2024	228,553	$32,191	3.8%
Total unsecured short-term bank loan			228,553	$32,191

	Loan	Loan	Loan	Loan	Effective
	commencement	maturity	amount	amount	interest
As of December 31, 2022	date	date	in RMB	in USD	rate
Unsecured short-term bank loan
China Construction Bank	April 27, 2022	April 27, 2023	143,353	$20,784	4.7%
Total unsecured short-term bank loan			143,353	$20,784

NOTE 14 – TAXES PAYABLE

Taxes payable consist of the following:

	December 31,	December 31,
	2023	2022

Income tax payable	$840,892	$865,605
Value added tax payable	559,526	476,254
Other taxes payable	38,240	5,133
Total taxes payable	$1,438,658	$1,346,992

NOTE 15 – LOANS FROM THIRD PARTIES

As of December 31, 2023 and 2022, loans from third parties consist of unsecured loans from third parties at a weighted average annual effective interest rate of 23.1% and 8.7% for working capital purposes, respectively. These loans do not have repayment period and are repayable on demand.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 — TAXES

Corporate Income Taxes (“CIT”)

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company, Aiways Automobile, and Aiways Merger Sub are not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

BVI

Yi Xin BVI was incorporated in the BVI as an offshore holding company and is not subject to tax on income or capital gain under the laws of BVI.

Hong Kong

Boya Hong Kong was incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 16.5%. However, Boya Hong Kong did not generate any assessable profits arising in or derived from Hong Kong for the fiscal years ended December 31, 2023, 2022 and 2021, and accordingly no provision for Hong Kong profits tax has been made in these periods.

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

China Liberal Beijing was approved as a HNTE and is entitled to a reduced income tax rate of 15% and can claim additional tax deductions for certain expenses (“Preferential Tax Treatment”) beginning December 2016, which is valid for three years. In December 2019, China Liberal Beijing successfully renewed its HNTE Certificate with local government and has since continued to enjoy the reduced income tax rate of 15% for another three years by December 2022. In December 2022, China Liberal Beijing renewed its HNTE Certificate again, which is valid for another three years until December 2025. EIT is typically governed by the local tax authority in the PRC. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. Other subsidiaries in the PRC are subject to a standard 25% income tax rate.

The corporate income taxes of China Liberal Beijing for fiscal years 2023, 2022 and 2021 were reported at the Preferential Tax Treatment as a result of China Liberal Beijing being approved as a HNTE. The corporate income taxes of Oriental Wisdom for the fiscal years 2023 and 2022 was also reported at the Preferential Tax Treatment due to its status as an HNTE. The impact of the Preferential Tax Treatment noted above decreased corporate income taxes of China Liberal Beijing by nil, $0.8 million and $0.2 million for the years ended December 31, 2023, 2022 and 2021, respectively. The benefit of the tax holidays on net income per share (basic and diluted) nil, $0.05 and $0.02 for the years ended December 31, 2023, 2022 and 2021, respectively.

The components of the income tax provision are as follows:

	December 31,	December 31,	December 31,
	2023	2022	2021
Current tax provision
Cayman	$	$	$
BVI	-	-	-
Hong Kong	-	-	-
PRC	1,973	460,040	300,034
Total current tax provision	$1,973	$460,040	$300,034
Deferred tax provision
Cayman	$	$	$
BVI	-	-	-
Hong Kong	-	-	-
PRC	-	-	-
Total deferred tax provision	-	-	-
Income tax provision	$1,973	$460,040	$300,034

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 — TAXES (continued)

Corporate Income Taxes (“CIT”) (continued)

The following table reconciles the China statutory rates to the Company’s effective tax rate for the years ended December 31, 2023, 2022 and 2021:

	December 31,	December 31,	December 31,
	2023	2022	2021
China Income tax statutory rate	25.0%	(25.0)%	25.0%
Permanent difference	(16.7)%	23.1%	1.1%
Effect of PRC preferential tax treatment	0.0%	(31.5)%	(9.9)%
Non-PRC entities not subject to PRC income tax	(8.3)%	70.8%	15.4%
Effective tax rate	0.0%	37.4%	31.6%

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. As of December 31, 2023, all of the Company’s tax returns for its PRC subsidiaries remained open for statutory examination by PRC tax authorities.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 — RELATED PARTY TRANSACTIONS

Due to related parties

As of December 31, 2023 and 2022, balance due to a related party, Zhang Jian Xin, a legal representative of China Liberal Beijing, amounted to $0.7 million and nil, respectively. This borrowing was used for working capital during the Company’s normal course of business and was at an effective annual interest rate of 3.45% since January 2023 onwards and due on demand.

As of December 31, 2023 and 2022, balance due to a related party, Ms. Ngai Ngai Lam, CEO and Chairwoman of the Company, amounted to $0.3 million and $22,464, respectively. This borrowing was used for working capital during the Company’s normal course of business and was at an effective annual interest rate of 3.45% since May 2023 onwards and due on demand.

As of December 31, 2023 and 2022, balance due to a related party, Zhou Mingbo, a shareholder of the Company, amounted to $0.4 million and $0.4 million, respectively. This borrowing was used for working capital during the Company’s normal course of business and was at an effective annual interest rate of 3.3% and due on demand.

For the years ended December 31, 2023 and 2022, interest expenses were $34,714 and nil, respectively.

NOTE 18 — LEASES

The Company leases office spaces for its headquarter office under non-cancelable operating lease agreement with expiration date in August 2025. Lease expense for the years ended December 31, 2023, 2022 and 2021 was $37,399, $86,911 and $91,386, respectively.

As of December 31, 2023 and 2022, the remaining lease term was 1.7 years and 5 months, respectively. The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on actual incremental borrowing for 2023 and based on the benchmark lending rate for three-year loans as published by China’s central bank for 2023 to discount lease payments to present value. The weighted-average discount rate of the Company’s operating leases was 4.75% and 3.85%, as of December 31, 2023 and 2022, respectively.

Supplemental balance sheet information related to operating leases was as follows:

A summary of lease cost is as follows:

	2023	2022	2021
Amortization of right-of-use assets	$37,399	$86,911	$91,386
Interest on lease liabilities	$2,077	$296	$3,145

	December 31,	December 31,
	2023	2022
Right-of-use assets	$102,509	$13,107

Lease liabilities, current	63,410	10,887
Lease liabilities, non-current	32,525	-
Total lease liabilities	$95,935	$10,887

As of December 31, 2023, maturities of lease liability were as follows:

As of
December 31,
Twelve months ending December 31,	2023
2024	$66,335
2025	33,122
Total Future minimum lease payments	99,457
Less: Imputed interest	(3,522)
Total	$95,935

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 — SHAREHOLDERS’ EQUITY

Ordinary Shares

The authorized share capital of the Company was 50,000,000 shares of par value of $0.001 each prior to November 30, 2023. On November 30, 2023, the authorized share capital of the Company increased from $50,000 divided into 50,000,000 ordinary shares of $0.001 par value each to $7.5 million divided into 7.5 billion ordinary shares of $0.001 par value each. On January 19, 2024, the Company consolidated its ordinary shares of fifteen (15) ordinary shares with par value of $0.001 per share each into one (1) ordinary share with par value of $0.015 per share each. Immediately following the share consolidation, the authorized share capital of the Company became $7.5 million divided into 500,000,000 ordinary shares of $0.015 par value each.

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

In March 2021, the Company filed a Registration Statement on Form F-1 to register 6,000,000 ordinary shares of the Company in an effort to offer these shares to potential investors and raise funds as working capital and potential future acquisitions. On April 19, 2021, the Company entered into certain subscription agreements with investors through a self-written public offering, pursuant to which the Company sold an aggregate of 6,000,000 ordinary shares, par value $0.001 per share, at a purchase price of $5.0 per share. The net proceeds to the Company from that offering were $29.0 million.

On February 20, 2022, the Company entered into a subscription agreement (the “Subscription Agreement”) with Ms. Ngai Ngai Lam, the chief executive officer and chairperson of the board of directors of the Company, pursuant to which Ms. Ngai Ngai Lam agreed to subscribe for and purchase, and the Company agreed to issue and sell to Ms. Ngai Ngai Lam, 2,000,000 ordinary shares of the Company, par value $0.001 per share, at a purchase price of $1.50 per ordinary share and an aggregate purchase price of $3.0 million. The net proceeds to the Company from that offering were $3.0 million.

On April 18, 2022, the Company issued and sold a total of 6,000,000 ordinary shares at a price of $1.50 per share to certain accredited investors in a private placement transaction. The net proceeds to the Company from that offering were $9.0 million.

On September 29, 2023, the Company issued and sold a total of 18,000,000 ordinary shares at a price of $0.50 per share to certain accredited investors in a private placement transaction. The net proceeds to the Company from that offering were $8.9 million.

As of December 31, 2023 and 2022, the Company had a total of 3,351,336 and 2,151,336 ordinary shares issued and outstanding, respectively.

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

Relevant PRC laws and regulations restrict each of the Company’s PRC subsidiaries from transferring a portion of its net assets, equivalent to its statutory reserves and its share capital, to the Company in the form of loans, advances or cash dividends. Only a PRC subsidiary’s accumulated profits may be distributed as dividends to the Company without the consent of a third party. As of December 31, 2023 and 2022, the restricted amounts as determined pursuant to PRC statutory laws totaled $1.0 million and $1.0 million, respectively, and total restricted net assets amounted to $8.8 million and $7.6 million, respectively.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 — SHAREHOLDERS’ EQUITY (continued)

Share-based compensation

On May 14, 2021, the Board of Directors granted the Company’s independent directors a total of 15,000 ordinary shares, par value $0.001 per share, vested immediately in full upon the grant. The fair value of the ordinary shares granted was $53,251 as of May 14, 2021, based on the market price of the Company’s ordinary share as of the date of the grant. The Company recognized share-based compensation expense of $53,251 for the year ended December 31, 2021.

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

NOTE 20 — CONCENTRATIONS

For the year ended December 31, 2023, five customers accounted for approximately 13.5%, 12.2%, 11.3%, 11.2% and 10.1% of the Company’s total revenue, respectively. For the year ended December 31, 2022, two customers accounted for approximately 15.8% and 13.0% of the Company’s total revenue, respectively. For the year ended December 31, 2021, two customers accounted for approximately 48.4% and 36.0% of the Company’s total revenue, respectively.

As of December 31, 2023, four customers accounted for 31.8%, 29.1%, 16.2% and 14.8% of the total outstanding accounts receivable balance. As of December 31, 2022, three customers accounted for 39.8%, 18.0% and 14.5% of the total outstanding accounts receivable balance.

For the year ended December 31, 2023, there was no supplier accounted for more than 10% of the total purchases. For the year ended December 31, 2022, there was no supplier accounted for more than 10% of the total purchases. For the year ended December 31, 2021, there was no supplier accounted for more than 10% of the total purchases.

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

Substantially all of the Company’s revenues for the years ended December 31, 2023, 2022 and 2021 were generated from the PRC. As of December 31, 2023 and 2022, a majority of the long-lived assets of the Company are located in the PRC, and therefore, no geographical segments are presented.

The following table presents revenue by service type from the Company’s operations for the years ended December 31, 2023, 2022 and 2021, respectively:

	For the years ended December 31,
	2023	2022	2021

Revenue from Sino-foreign Jointly Managed Academic Programs	-	$3,343,316	$2,676,147
Revenue from tailored job readiness training services	$2,203,169	1,264,411	137,772
Revenue from Overseas Study Consulting Services	-	317,228	36,174
Revenue from Technological Consulting Services for Smart Campus Solutions	683,053	279,380	1,059,453
Revenue from textbook and course material sales	-	13,948	-
Total revenue	$2,886,222	$5,218,283	$3,909,546

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 — SUBSEQUENT EVENTS

Management has reviewed events occurring through the date the consolidated financial statements were issued and, except as disclosed elsewhere in the consolidated financial statements, no subsequent events occurred that require accrual or disclosure.

NOTE 23 – DISCONTINUED OPERATIONS

In accordance with ASC 205-20, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale. When all of the criteria to be classified as held for sale are met, including management, having the authority to approve the action, commits to a plan to sell the entity, the major current assets, other assets, current liabilities, and non-current liabilities shall be reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45.

Due to the unsatisfactory business performance of the two colleges operated by Wanwang’s subsidiaries in the academic year of 2022, and uncertainties surrounding the ability of Wanwang’s subsidiaries to continue operating and exercising control over the above-referenced four-year college, as a result of an expected change in governmental policies in the near future, the board of directors of the Company believes it is in the best interests of the Company and its shareholders to restructure the transactions contemplated by the Stock Purchase Agreement, as amended.

On December 28, 2023, the Company enter into a share transfer agreement (the “Share Transfer Agreement”) with Wanwang and Xiaoshi Huang, pursuant to which the Company agreed to transfer all of the equity interests in Wanwang to Xiaoshi Huang in consideration for US$40 million. Xiaoshi Huang also agreed to unconditionally and irrevocably release and discharge the Company and all of the Company’s related parties from any and all claims, debts, obligations and liabilities arising from or in connection with the Contingent Payments under the Stock Purchase Agreement. Additionally, parties to the Share Transfer Agreement agreed that the results of operations of Wanwang from the closing of the transactions contemplated by the Stock Purchase Agreement up to August 31, 2023 shall be consolidated into the Company’s results of operations, and since September 1, 2023, results of operations of Wanwang and any income or losses incurred by Wanwang shall be borne by Xiaoshi Huang.

The transactions contemplated by the Share Transfer Agreement will be closed on such date as will be mutually agreed upon by the parties to the Share Transfer Agreement, but will be no later than two business days after the date on which all closing conditions have been satisfied or waived. The Company expects the transactions to close on or before June 30, 2024.

The carrying amount of the major classes of assets and liabilities of the discontinued operations as of December 31, 2023 and 2022 consist of the following：

	As of	As of
	December 31,	December 31,
	2023	2022
ASSETS
CURRENT ASSETS
Cash	-	$1,528,247
Accounts receivable, net	-	93,206
Advance to suppliers	-	44,105
Prepaid expenses and other current assets, net	-	3,353,307
TOTAL CURRENT ASSETS	-	$5,018,865

NON-CURRENT ASSETS
Goodwill on acquisitions	-	64,194,823
Property and equipment, net	-	10,175,145
Land use right, net	-	1,269,436
TOTAL NON-CURRENT ASSETS	-	$75,639,404

TOTAL ASSETS	-	$80,658,269

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	-	116,063
Contract liabilities	-	7,520,859
Taxes payable	-	7,973
Accrued expenses and other current liabilities	-	6,714,946
TOTAL CURRENT LIABILITIES	-	$14,359,841

NON-CURRENT LIABILITIES
Contingent consideration	-	21,515,801
TOTAL LIABILITIES	-	$35,875,642

The summarized operating results of the discontinued operations included in the Company’s consolidated statements of operations consist of the following:

	For the years ended December 31,
	2023	2022

Revenues	$7,623,039	$6,385,017
Cost of revenues	(6,564,075)	(4,413,863)
Gross profit	1,058,964	1,971,154
Operating expenses	(1,252,331)	(1,807,103)
Other expenses	(941,325)	425,298
(Loss) income before income tax	(1,134,692)	589,349
Income tax expenses	-	-
(Loss) income from net assets held for sale	$(1,134,692)	$589,349

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

The Company did not pay any dividend for the periods presented. As of December 31, 2023 and 2022, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

PARENT COMPANY BALANCE SHEET

	2023	2022
ASSETS
Current assets
Prepaid expenses and other current assets	$14,428	-

Non-current assets
Investment in subsidiaries	66,771,236	62,510,888
Total assets	$66,785,664	$62,510,888

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Due to a related party	209,415	9,415
Accrued expenses and other current liabilities	39,314	17,172
Total liabilities	$248,729	$26,587

COMMITMENT AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Ordinary shares, $0.015 par value, 7.5 million shares authorized, 3,351,336 and 2,151,336 shares issued and outstanding at December 31, 2023 and 2022, respectively*	5,028	3,228
Additional paid-in capital*	72,142,580	63,219,380
Accumulated deficits	(5,610,673)	(738,307)
Total shareholders’ equity	66,536,935	62,484,301
	,	,
Total liabilities and shareholders’ equity	$66,785,664	$62,510,888

* Retrospectively restated for effect of share re-designation on November 30, 2023 and 1-for-15 reverse share split on January 19, 2024 (see Note 19).

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

PARENT COMPANY STATEMENTS OF INCOME

	For the years ended December 31,
	2023	2022	2021
Operating expenses:
General and administrative expenses	$(1,595,546)	$(3,471,403)	$(3,016,735)
Loss from operations	$(1,595,546)	$(3,471,403)	$(3,016,735)
Equity in (loss) earnings of subsidiaries	(3,276,820)	1,474,867	1,998,855
Net loss and comprehensive loss attributable to the Company	$(4,872,366)	$(1,996,536)	$(1,017,880)

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years ended December 31,
	2023	2022	2021
Cash flows from operating activities
Net loss	$(4,872,366)	$(1,996,536)	$(1,017,880)
Share-based compensation	-	2,832,500	-
Adjustments to reconcile net loss to net cash (used in) provided by operating activities
Equity in (loss) earnings of subsidiaries	(3,276,820)	1,474,867	(2,168,995)
Prepaid expenses and other current assets	(14,428)	23,713	(55,639)
Accrued expenses and other current liabilities	22,143	17,171	-
Net cash (used in) provided by operating activities	(8,141,471)	2,351,715	(3,242,514)

Cash flows from financing activities
Investment in subsidiaries	(983,529)	(14,341,664)	(2,162,937)
Proceeds from advance from a related party	200,000	-	-
Net proceeds from issuance of ordinary shares	8,925,000	11,989,949	5,405,451
Net cash provided by (used in) financing activities	8,141,471	(2,351,715)	3,242,514
Change in cash	-	-	-
Cash, beginning of year	-	-	-
Cash, end of year	-	-	-

